C/O MAPLES CORPORATE SERVICES LIMITED
P.O. BOX 309, UGLAND HOUSE
GRAND CAYMAN, KY 1-1104
CAYMAN ISLANDS

PROXY STATEMENT
FOR
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 19, 2010

TO THE SHAREHOLDERS OF
ASIA SPECIAL SITUATION ACQUISITION CORP.:

You are cordially invited to attend an extraordinary general meeting of the shareholders of Asia Special Situation Acquisition Corp. (“ASSAC”, “we”, “us”, “our”, or the “Company”) to be held on January 19, 2010 (the “Meeting”).

At the Meeting, you will be asked to consider and vote on the following proposals:

1.  To approve the acquisition by ASSAC of up to three insurance companies and over approximately $650.0 million of the assets and liabilities of certain asset backed lending funds, real estate funds and hedge funds including:

(a)  various pooled investment vehicles (the “Stillwater Funds”) managed by Stillwater Capital Partners, Inc., a New York corporation (“Stillwater”), and/or its affiliates, in accordance with the terms of various merger and asset purchase agreements, each effective as of December 31, 2009, by and among ASSAC, Stillwater, the Stillwater Funds, and certain recently formed acquisition subsidiaries of ASSAC (the “Stillwater Agreements”);

(b)  an 81.5% controlling equity interest in Amalphis Group, Inc., a British Virgin Islands company (“Amalphis”), and its wholly-owned subsidiary, Allied Provident Insurance Company Ltd., a Barbados company (“Allied Provident” and, together with Amalphis, the “Allied Provident Organization”), together with convertible preferred stock of an unrelated public company owned by Amalphis, in accordance with the terms of a Share Exchange Agreement, effective as of December 31, 2009, by and among ASSAC, Amalphis and the other shareholders of Amalphis (the “Amalphis Agreement”);

(c)  investments and other assets various pooled investment vehicles (the “Wimbledon Funds”) managed by Weston Capital Asset Management LLC, a Delaware limited liability company (“Weston”), in accordance with the terms of asset purchase agreements, effective as of December 31, 2009, by and among ASSAC, Amalphis, Allied Provident, Weston, the Wimbledon Funds, and a recently formed acquisition subsidiary of Allied Provident (the “Wimbledon Agreements”); and

(d)  Northstar Group Holdings, Ltd., a Bermuda company (“Northstar”), and its wholly-owned subsidiaries, Northstar Reinsurance, Ltd., a Bermuda company (“Northstar Bermuda”), and Northstar Reinsurance Ireland Ltd., an Ireland company (“Northstar Ireland” and, together with Northstar and Northstar Bermuda, the “Northstar Companies”), generally in accordance with the terms of a non-binding letter of intent, dated as of December 22, 2009, by and among ASSAC, Northstar, Commerzbank AG and the other equity holders of Northstar (the “Northstar Agreement”);

2.  To approve the potential repurchase of ASSAC ordinary shares from, or entry into one or more purchase or similar agreements with, any one or more of our shareholders in connection with the acquisition and related transactions;

3.  To approve the issuance of ordinary shares, preferred shares, options, warrants and/or convertible securities in connection with the acquisition and related transactions that would result in an increase in the number of our potentially outstanding ordinary shares by more than 20%;

4.  To approve an increase in the number of our authorized ordinary shares to 350,000,000 and an increase in the number of our authorized preferred shares to 10,000,000;

5.  To ratify and approve the election of Dr. Gary Hirst, Arie Jan van Roon, Leonard de Waal, Arie Bos, Keith Laslop, Marshall Manley, Michael Kantor and Jack Doueck as members of the board of directors of ASSAC upon consummation of the transactions described in this proxy statement;

6.  To approve the change of ASSAC’s name to “Gerova Financial Group, Ltd.”;

7.  To adopt the Second Amended and Restated Memorandum and Articles of Association of ASSAC, to be effective upon completion of the acquisitions of the Allied Provident Organization, the Wimbledon Funds and some or all of the Stillwater Funds, which among other things: (a) provides for our perpetual existence; (b) provides for the election of directors to serve for staggered three year terms; and (c) removes other blank check company restrictions;

8.  To adopt a proposal to authorize the adjournment of the special meeting to a later date or dates, including, if necessary, to solicit additional proxies in favor of the foregoing proposals if there are not sufficient votes in favor of any of these proposals; and

9.  To adopt a proposal to authorize the transaction of such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Your vote is very important.  The acquisitions contemplated by proposal 1 cannot be completed unless ASSAC shareholders approve and adopt proposals 1 through 4 above. In addition, the acquisitions cannot be completed if public shareholders of ASSAC owning 35% or more of the ordinary shares issued by ASSAC in its initial public offering vote against the acquisition and exercise their rights to have their shares converted into the right to receive cash from ASSAC’s trust account (the “Trust Account”), in the manner described herein. Information about the Meeting, the acquisition and other business to be considered by ASSAC shareholders is contained in this Proxy Statement.

The ASSAC board of directors unanimously recommends that you vote: FOR the proposal to adopt and approve the acquisitions contemplated by the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement, and our acquisition of Northstar, the Stillwater Funds, the Allied Provident Organization and the Wimbledon Funds; FOR the proposal to permit the redemption and repurchase of securities from certain of our shareholders; FOR the proposal to allow for the additional issuance of ordinary shares, preferred shares, options, warrants and/or convertible securities; FOR the proposal to increase the number of our authorized ordinary shares to 350,000,000 and the number of our authorized preferred shares to 10,000,000; FOR ratification of the appointment of the proposed persons to serve as members of our board of directors; FOR the proposal to approve the change of the name of our company to “Gerova Financial Group, Ltd.”; FOR the proposal to approve the Amended Articles to, among other things, provide for our perpetual existence and remove other blank check company restrictions; and FOR the proposal to authorize the adjournment of the special meeting to a later date or dates, if necessary.

The transactions contemplated by the Northstar Agreement are also subject to the approval and consent of the holders of 66.7% of the voting shares of Northstar (which has been obtained) and of the Northstar senior lender, as well as certain insurance regulatory approvals in Ireland. The transactions contemplated by the Stillwater Agreements are subject to the approval of the general partner, and a majority in interest, of the limited partners of the Stillwater Funds domiciled in Delaware (the “Stillwater Delaware Funds”) and a majority of the directors of the Stillwater Funds domiciled in the Cayman Islands (the “Stillwater Cayman Funds”). The transactions contemplated by the Wimbledon Agreements are subject to the approval of a majority of the directors of the Wimbledon Funds. The general partner of the Stillwater Delaware Funds and the directors of the Stillwater Cayman Funds and the Wimbledon Funds have approved or are expected to approve the relevant Stillwater Agreements and the Wimbledon Agreements.

The Meeting will be held at 10:00 a.m., New York time, on January 19, 2010, at the offices of Hodgson Russ LLP, counsel for the Company, at 1675 Broadway, 24th Floor, New York, New York 10036. We urge you to read this Proxy Statement carefully. You should also carefully consider the risk factors beginning on page 133. Whether or not you plan on attending the Meeting, your vote is important. Please submit your proxy as soon as possible and sign, date and return the enclosed proxy card in the envelope provided as soon as possible to make sure that your ordinary shares are represented at the Meeting.

Dr. Gary T. Hirst
President
Asia Special Situation Acquisition Corp.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS REVIEWED THIS PROXY STATEMENT, APPROVED OR DISAPPROVED OF THE TRANSACTIONS CONTEMPLATED BY THE STILLWATER AGREEMENTS, THE AMALPHIS AGREEMENT, THE WIMBLEDON AGREEMENTS, THE NORTHSTAR AGREEMENT, OR ANY OTHER TRANSACTION DESCRIBED IN THIS PROXY STATEMENT, OR PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS CONTEMPLATED THEREBY OR HEREBY, OR REVIEWED OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. IN THAT EVENT, YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES REDEEMED FOR A PRO RATA PORTION OF THE TRUST ACCOUNT INTO WHICH A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF THE COMPANY’S INITIAL PUBLIC OFFERING WERE DEPOSITED. IN ORDER TO EXERCISE REDEMPTION RIGHTS, YOU MUST VOTE AGAINST THE BUSINESS COMBINATION PROPOSAL AND DEMAND THAT THE COMPANY REDEEM YOUR PUBLIC SHARES FOR A PRO RATA PORTION OF THE TRUST ACCOUNT NO LATER THAN THE CLOSE OF THE VOTE ON THE BUSINESS COMBINATION. IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO THE COMPANY’S TRANSFER AGENT PRIOR TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS. YOU MAY TENDER SHARES BY EITHER DELIVERING THE SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING THE SHARES ELECTRONICALLY THROUGH THE DEPOSITORY TRUST COMPANY. GIVEN THE RELATIVELY SHORT SOLICITATION PERIOD, IT IS ADVISABLE FOR SHAREHOLDERS TO USE ELECTRONIC DELIVERY OF THE PUBLIC SHARES. IF THE TRANSACTION IS NOT CONSUMMATED, THEN THESE SHARES WILL NOT BE REDEEMED FOR A PRO RATA PORTION OF THE TRUST ACCOUNT. IF YOU HOLD THE SHARES THROUGH A BROKERAGE FIRM OR BANK, YOU MUST INSTRUCT YOUR ACCOUNT EXECUTIVE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “OUR EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” BEGINNING ON PAGE 41 OF THE PROXY STATEMENT FOR MORE SPECIFIC INSTRUCTIONS.

THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETINGS OF ASSAC’S SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS. THE UNDERWRITERS OF ASSAC’S INITIAL PUBLIC OFFERING AND SUBSEQUENTLY RETAINED ADVISORS MAY PROVIDE ASSISTANCE TO ASSAC AND ITS DIRECTORS AND EXECUTIVE OFFICERS, AND MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. A SUBSTANTIAL PORTION OF THE UNDERWRITERS’ FEES RELATING TO ASSAC’S INITIAL PUBLIC OFFERING WERE DEFERRED PENDING SHAREHOLDER APPROVAL OF ASSAC’S INITIAL BUSINESS COMBINATION, AND SHAREHOLDERS ARE ADVISED THAT THE UNDERWRITERS AND ADVISORS HAVE A FINANCIAL INTEREST IN THE SUCCESSFUL OUTCOME OF THE PROXY SOLICITATION AND TRANSACTIONS. INFORMATION ABOUT ASSAC’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS ANNUAL REPORT. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS IS INCLUDED IN THE PROXY STATEMENT.

This Proxy Statement is dated January 5, 2010 and is being mailed to shareholders of ASSAC on or about January 8, 2010.

C/O MAPLES CORPORATE SERVICES LIMITED
P.O. BOX 309, UGLAND HOUSE
GRAND CAYMAN, KY 1-1104
CAYMAN ISLANDS

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON JANUARY 19, 2010

TO THE SHAREHOLDERS OF
ASIA SPECIAL SITUATION ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Meeting”) of the shareholders of Asia Special Situation Acquisition Corp., a Cayman Islands exempted company (“ASSAC”, “we”, “us”, “our”, or the “Company”), will be held at 10:00 a.m. New York time, on January 19, 2010, at the offices of Hodgson Russ LLP, counsel for the Company, at 1675 Broadway, 24th Floor, New York, New York 10036, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.  by ordinary resolution that the following acquisitions by ASSAC be approved (“Proposal 1” or the “Acquisition Proposal”):

(a)  in exchange for up to approximately 541,250 ASSAC Series A Fixed Price Mandatory Convertible Preferred Shares (the “Preferred Shares”) plus additional consideration payable to Stillwater for the provision of certain services, the assets and liabilities or equity interests of various pooled investment vehicles (the “Stillwater Funds”) managed by Stillwater Capital Partners, Inc., a New York corporation (“Stillwater”), and/or its affiliates, in accordance with the terms of various merger and asset purchase agreements, each effective as of December 31, 2009, by and among ASSAC, Stillwater, the Stillwater Funds, and certain recently formed acquisition subsidiaries of ASSAC (the “Stillwater Agreements”);

(b)  in exchange for 57,000 Preferred Shares, an 81.5% controlling interest in Amalphis Group, Inc., a British Virgin Islands company (“Amalphis”), and its wholly-owned subsidiary, Allied Provident Insurance Company Ltd., a Barbados company (“Allied Provident” and with Amalphis, the “Allied Provident Organization”), through the purchase of 57,000 shares of Amalphis Series B convertible preferred stock, and in exchange for 30,000 Preferred Shares, $40.0 million of convertible preferred stock of an unrelated public company owned by Amalphis, all in accordance with the terms of a Share Exchange Agreement, effective as of December 31, 2009, by and among ASSAC, Amalphis and the other shareholders of Amalphis (the “Amalphis Agreement”);

(c)  in exchange for 114,000 Preferred Shares, the assets and investments held by Wimbledon Financing Master Fund Ltd., a Cayman Islands exempted company, and Wimbledon Real Estate Financing Fund Ltd., a Cayman Islands exempted company (collectively, the “Wimbledon Funds”), each managed by Weston Capital Asset Management LLC, a Delaware limited liability company (“Weston”), in accordance with the terms of asset purchase agreements, effective as of December 31, 2009, by and among ASSAC, Amalphis, Allied Provident, Weston, the Wimbledon Funds, and a recently formed acquisition subsidiary of Allied Provident (the “Wimbledon Agreements”); and

(d)  for a purchase price of $7.0 million and security for the release of certain collateral, all of the equity of Northstar Group Holdings, Ltd., a Bermuda company (“Northstar”), and its wholly-owned subsidiaries, Northstar Reinsurance, Ltd., a Bermuda company (“Northstar Bermuda”), and Northstar Reinsurance Ireland Ltd., an Ireland company (“Northstar Ireland” and, together with Northstar and

Northstar Bermuda, the “Northstar Companies”), in accordance with the terms of a non-binding letter of intent, dated as of December 22, 2009, by and among ASSAC, Northstar, Commerzbank AG and the other equity holders of Northstar (the “Northstar Agreement”);

2.  by ordinary resolution that the potential repurchase of ASSAC ordinary shares from, or entry into one or more purchase or similar agreements with, any one or more of our shareholders in connection with the acquisition and related transactions be approved (“Proposal 2” or the “Repurchase Proposal”);

3.  by ordinary resolution that the issuance of ordinary shares, preferred shares, options, warrants and/or convertible securities in connection with the acquisition and related transactions that would result in an increase in the number of our potentially outstanding ordinary shares by more than 20% be approved (“Proposal 3” or the “Securities Issuance Proposal”);

4.  by ordinary resolution that an increase of the Company’s authorized ordinary shares from 50,000,000 ordinary shares of $0.0001 par value each to 350,000,000 ordinary shares of $0.0001 par value each and an increase in the number of the Company’s authorized preferred shares to 10,000,000 preferred shares of $0.0001 par value each be approved (“Proposal 4” or the “Increased Capital Proposal”);

5.  by ordinary resolution that the election of Dr. Gary Hirst, Arie Jan van Roon, Leonard de Waal, Arie Bos, Keith Laslop, Marshall Manley, Michael Kantor and Jack Doueck as members of the board of directors of ASSAC upon consummation of the transactions contemplated by the Acquisition Proposal be approved and ratified (“Proposal 5” or the “Board of Directors Proposal”);

6.  by special resolution that the corporate name of ASSAC be changed to “Gerova Financial Group, Ltd.”(“Proposal 6” or the “Name Change Proposal”);

7.  by special resolution that the Memorandum and Articles of Association currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association of the Company, in the form annexed hereto as Annex A (the “Amended Articles”), to be effective upon the Closing (as defined below), to, among other things: (a) provide for the Company’s perpetual existence; (b) provide for the election of directors to serve for staggered three year terms; and (c) remove other blank check company restrictions (Proposal 7” or the “Amendment Proposal”);

8.  by ordinary resolution that any adjournment or postponement of the Meeting to a later date or dates if necessary for the purpose of soliciting additional proxies if there are insufficient votes at the time of the Meeting be approved (“Proposal 8” or the “Adjournment and Postponement Proposal”); and

9.  by ordinary resolution that the transaction of such other business as may properly come before the Meeting or any adjournment or postponement thereof be approved (“Proposal 9” or the “Other Matters Proposal”).

These items of business are more fully explained in the proxy statement accompanying this notice. We encourage you to read the proxy statement and its annexes in their entirety before voting.

Shareholder approval of the Acquisition Proposal is required for the transactions contemplated by the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement (the “Transactions”). In addition to approval of the Acquisition Proposal (Proposal 1), the Transactions are conditional upon shareholder approval of Proposals 2 through 4. Approval of Proposals 2 through 7 is conditional upon approval of the Acquisition Proposal (Proposal 1).

If approved, Proposals 2 through 7 will be effective upon the consummation of the Transactions, which for these purposes also includes the Minimum Acquisition (the “Closing”). If Proposals 1 through 4 are approved by our shareholders, but our shareholders fail to approve any or all of Proposals 5 through 7, we will proceed with the Closing. Thereafter, following the Closing, our board of directors will re-present any or all of Proposals 5 through 7 to the shareholders for a vote at a future extraordinary general meeting or annual general meeting of shareholders. It may be expected that the requisite majority of our shareholders after the Closing will vote their ASSAC shares in favor of the adoption of any or all of such proposals, if and to the extent any of them are required to be presented for a vote of shareholders. In the event that the holders of a

v

majority of the 11,500,000 publicly traded ASSAC ordinary shares (the “Public Shares”) who vote in person or by proxy at the Meeting vote in FAVOR of the Acquisition Proposal (Proposal 1), ASSAC will proceed with the Closing, subject to the satisfaction of the conditions precedent set forth in the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement, if Proposals 2 through 4 are also approved by our shareholders at the Meeting.

The approval by ordinary resolution of the Acquisition Proposal requires the affirmative vote of the holders of a majority of the Public Shares who vote in person or by proxy at the Meeting on such proposal. The approval by ordinary resolution of Proposals 2, 3, 4, 5, 8 and 9 requires the affirmative vote of the holders of a majority of all of our outstanding ordinary shares who vote in person or by proxy at the Meeting on such proposals, which includes our 2,500,000 ordinary shares that were issued prior to our initial public offering, or IPO (the “Insiders Shares”). Holders of the Insiders Shares have agreed to vote their shares at the Meeting in the same manner as are voted by the holders of our 11,500,000 publicly traded shares (the “Public Shareholders”) who vote at the Meeting.

The approval by special resolution of Proposals 6 and 7 requires the affirmative vote of the holders of not less than two-thirds of our outstanding ordinary shares who vote in person or by proxy at the Meeting on such proposals, which includes the Insiders Shares. Notwithstanding the foregoing, if Public Shareholders owning 35% or more of the ordinary shares issued by ASSAC vote against the Acquisition Proposal and demand that we redeem their shares into cash we will not proceed with the Closing. Holders of a majority of all of our outstanding ordinary shares present in person or by proxy are necessary to constitute a quorum to hold the Meeting and/or vote on any proposal presented at the Meeting.

The transactions contemplated by the Northstar Agreement are also subject to the approval and consent of the holders of 66.7% of the voting shares of Northstar (which has been obtained) and of the Northstar senior lender, as well as certain insurance regulatory approvals in Ireland. The transactions contemplated by the Stillwater Agreements are subject to the approval of the general partner, and a majority in interest, of the limited partners of the Stillwater Funds domiciled in Delaware (the “Stillwater Delaware Funds”) and a majority of the directors of the Stillwater Funds domiciled in the Cayman Islands (the “Stillwater Cayman Funds”). The transactions contemplated by the Wimbledon Agreements are subject to the approval of a majority of the directors of the Wimbledon Funds. The general partner of the Stillwater Delaware Funds and the directors of the Stillwater Cayman Funds and the Wimbledon Funds have approved or are expected to approve the relevant Stillwater Agreements and the Wimbledon Agreements.

Except for the Northstar acquisition, which is subject to a number of closing conditions, including the approval and consent of the holders of 66.7% of the voting shares of Northstar and of the Northstar senior lender, as well as certain insurance regulatory approvals in Ireland, we anticipate that all of the Transactions contemplated by the Acquisition Proposal will be consummated by January 23, 2010, subject to certain rescission rights in favor of ASSAC with respect to the Stillwater Agreements. We will undertake to consummate the Northstar acquisition on or about March 31, 2010, although it is possible the closing may not occur until June 30, 2010. Assuming shareholder approval of the Acquisition Proposal on or before January 23, 2010, we will consummate the acquisitions of the Allied Provident Organization, the Wimbledon Funds and some or all of the Stillwater Funds and other securities contemplated by the Amalphis Agreement, the Wimbledon Agreements and the relevant Stillwater Agreements, provided that the aggregate net asset value of all of the consummated acquisitions equals or exceeds $92.0 million (the “Minimum Acquisition”).

If the Acquisition Proposal is not approved or the Minimum Acquisition is not consummated by January 23, 2010, ASSAC will be required to dissolve and liquidate following the redemption of the Public Shares and the distribution of the amounts in the Trust Account and all outstanding warrants will become worthless.

Our board of directors has fixed the close of business on January 4, 2010 as the date for determining our shareholders entitled to receive notice of and vote at the Meeting and any adjournment of the Meeting. Only holders of record of our shares on that date are entitled to have their votes counted at the Meeting or any adjournments or postponements thereof. The Meeting will begin promptly at 10:00 a.m., local time. Check in will begin at 9:30 a.m., local time, and you should allow ample time for check-in procedures. Any shareholder entitled to attend and vote at Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of ASSAC ordinary shares. To ensure your representation at the Meeting, please complete and return the enclosed proxy card in the prepaid envelope provided with this proxy statement. Please vote promptly whether or not you expect to attend the Meeting. Submitting a proxy now will not prevent you from being able to vote at the Meeting by attending in person and casting a vote.

The ASSAC board of directors recommends that you vote FOR the Acquisition Proposal, FOR the Repurchase Proposal, FOR the Securities Issuance Proposal, FOR the Increased Capital Proposal, FOR the Board of Directors Proposal, FOR the Name Change Proposal, FOR the Amendment Proposal, FOR the Adjournment and Postponement Proposal, and FOR the Other Matters Proposal.

By Order of the Board of Directors, Dr. Gary T. Hirst, President George Town, Grand Cayman Dated: January 5, 2010

PLEASE VOTE YOUR ORDINARY SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE ANY QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR ORDINARY SHARES, PLEASE CALL MORROW & CO., LLC AT (800) 662-5200.

SUBMITTING A PROXY

ASSAC shareholders of record on the close of business on January 4, 2010, the record date for the Meeting must submit their proxies in writing by following the instructions on their proxy cards or voting form. If you have any questions regarding your proxy or how to submit it, please contact Morrow & Co., LLC at (800) 662-5200.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. IN THAT EVENT, YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES REDEEMED FOR A PRO RATA PORTION OF THE TRUST ACCOUNT INTO WHICH A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF THE COMPANY’S INITIAL PUBLIC OFFERING WERE DEPOSITED. IN ORDER TO EXERCISE REDEMPTION RIGHTS, YOU MUST VOTE AGAINST THE BUSINESS COMBINATION PROPOSAL AND DEMAND THAT THE COMPANY REDEEM YOUR PUBLIC SHARES FOR A PRO RATA PORTION OF THE TRUST ACCOUNT NO LATER THAN THE CLOSE OF THE VOTE ON THE BUSINESS COMBINATION. IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO THE COMPANY’S TRANSFER AGENT PRIOR TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS. YOU MAY TENDER SHARES BY EITHER DELIVERING THE SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING THE SHARES ELECTRONICALLY THROUGH THE DEPOSITORY TRUST COMPANY. GIVEN THE RELATIVELY SHORT SOLICITATION PERIOD, IT IS ADVISABLE FOR SHAREHOLDERS TO USE ELECTRONIC DELIVERY OF THE PUBLIC SHARES. IF THE TRANSACTION IS NOT CONSUMMATED, THEN THESE SHARES WILL NOT BE REDEEMED FOR A PRO RATA PORTION OF THE TRUST ACCOUNT. IF YOU HOLD THE SHARES THROUGH A BROKERAGE FIRM OR BANK, YOU MUST INSTRUCT YOUR ACCOUNT EXECUTIVE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “OUR EXTRAORDINARY GENERAL MEETING —  REDEMPTION RIGHTS” BEGINNING ON PAGE 41 OF THE PROXY STATEMENT FOR MORE SPECIFIC INSTRUCTIONS.

THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETINGS OF ASSAC’S SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS. THE UNDERWRITERS OF ASSAC’S INITIAL PUBLIC OFFERING AND SUBSEQUENTLY RETAINED ADVISORS MAY PROVIDE ASSISTANCE TO ASSAC AND ITS DIRECTORS AND EXECUTIVE OFFICERS, AND MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. A SUBSTANTIAL PORTION OF THE UNDERWRITERS’ FEES RELATING TO ASSAC’S INITIAL PUBLIC OFFERING WERE DEFERRED PENDING SHAREHOLDER APPROVAL OF ASSAC’S INITIAL BUSINESS COMBINATION, AND SHAREHOLDERS ARE ADVISED THAT THE UNDERWRITERS AND ADVISORS HAVE A FINANCIAL INTEREST IN THE SUCCESSFUL OUTCOME OF THE PROXY SOLICITATION AND TRANSACTIONS. INFORMATION ABOUT ASSAC’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS ANNUAL REPORT. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS IS INCLUDED IN THE PROXY STATEMENT.

Xix

SUMMARY

This summary discusses our proposed business and the business of Amalphis, Allied Provident and the Northstar Companies, which are described in greater detail elsewhere in this proxy statement. This summary also provides information on the Stillwater Funds and the Wimbledon Funds. This summary is qualified in its entirety by the detailed information and financial statements and other financial information appearing elsewhere in this proxy statement, including the annexes. You should carefully read this entire proxy statement and the other documents to which it refers. See “Where You Can Find More Information.”

Asia Special Situation Acquisition Corp.

We were formed as a special purpose acquisition corporation under Cayman Islands law on March 22, 2007. We were formed for the purpose of acquiring control of one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements. In January 2008, we consummated an initial public offering of equity securities from which $115 million of net proceeds was placed in the Trust Account. Our units of securities, consisting of ordinary shares and warrants trade separately on the NYSE Amex Exchange (NYSE Amex US: CIO.U, CIO and CIO.WS). For a summary of how the funds deposited in the Trust Account will be distributed upon the Closing, please see “— Transaction Expenses” below.

We intend to acquire significant assets in the financing and financial services industries, through the acquisition of one or more offshore specialty insurance companies and approximately $650.0 million of net assets of a series of investment funds; which assets we will consolidate with one or more of our insurance companies. ASSAC has identified what it believes is a significant opportunity to take advantage of the dislocation in the financial markets and the associated de-leveraging of financial companies, most notably including hedge funds. Management believes that we have identified a significant structural arbitrage opportunity to acquire hedge fund assets in consideration for restricted publicly traded stock and to redeploy the acquired performing assets into a more suitable longer-term capital structure through the use of insurance company subsidiaries.

Our Strategic Plan

Hedge funds have experienced acute liquidity issues arising from a confluence of factors including leverage providers de-leveraging and fundamental risk management lapses in asset/liability duration matching by hedge fund managers. Many hedge funds continue to hold long dated assets and have significant short-term liabilities in the form of client redemptions. As a result, many are constructively insolvent. However, unlike other financial companies, hedge funds generally have the legal right to suspend redemptions at their discretion. Similar circumstances with banks and insurance companies result in regulatory action, including receivership. Notwithstanding, investors are applying significant pressure to force hedge fund redemptions.

Our business plan contemplates the acquisition of performing but largely illiquid financial assets at discounted and appraised net asset values, and contributing such assets to our insurance company subsidiaries as additional regulatory capital. Based on market research, ASSAC management believes that approximately 10% of hedge fund assets are either subject to suspended redemption or are “side pocketed” and therefore illiquid, which represents an opportunity in excess of $130 billion. ASSAC believes there is an opportunity to acquire as much as $10.0 billion in performing assets over the next 12 to 24 months. Our ‘proof of concept’ is that we have, within the past two months, been able to execute agreements for the acquisition, through merger and asset purchase, of nine pools of financial assets from Stillwater and Weston, two established hedge fund managers, totaling in excess of $650.0 million. These assets will be contributed as regulatory capital to the insurance subsidiaries.

As part of its business plan, ASSAC has executed an agreement and a non-binding letter of intent to collectively acquire control of two insurance holding companies with three operating insurance company subsidiaries. The acquisitions of the Northstar Companies are subject to satisfaction of a number of conditions. ASSAC’s operating plan is to expand the regulatory capital base of the insurance companies and to thereafter use this expanded regulatory capital to grow the size and scope of its in force insurance policies. ASSAC believes that a prudent leverage on insurance regulatory capital ratio (depending on the type of product being sold and the insurance regulations in the applicable jurisdictions) can be high as 10 to 1. Accordingly, we believe upon consummation of the transactions described below ASSAC will have legal regulatory capacity to expand assets substantially in excess of its present capital base.

As we grow the base of our investable assets, we intend to selectively leverage the expertise of certain investment managers and advisors, including Stillwater and its credit origination management team. Our initial business plan is to expand the alternative fixed income operations managed by Stillwater by increasing our exposure to directly originated credit facilities. We believe alternative fixed income investments are prudent for our insurance company targets. Stillwater has generally produced net rates of return in excess of 10% per annum on senior secured loans made by the Stillwater Funds. Based on the dislocation in the credit markets, the near term expectation is that demand for credit will outstrip supply and, therefore, pricing may continue to be favorable to non-bank lenders like us. Of course, past performance is not a guarantee of future performance.

Our business plan contemplates an expansion of existing lending activities to the energy, legal and insurance sectors. If we are able to expand our activities and still maintain historical net margins, we believe that our investment strategies will contribute significantly to the return on equity in our insurance businesses given the low cost of capital of insurance “float” or available reserve, which is the amount of money at hand at any given moment that an insurer has collected in insurance premiums but has not been paid out in claims. In expectation of the ultimate recovery in the global economy and commercial and residential real estate markets, we will also consider selective investments in portfolios of real estate assets which we believe have bottomed out and which can be acquired at prices significantly below their original cost.

Our business model seeks to emulate certain attributes of Berkshire Hathaway as a long term value-based investment company that benefits from the investment of money that is held in reserve for the payment of future claims when they arise. We believe that the marginal return on equity derived from the difference between our insurance cost of funds and our fixed income returns is significant. In practice, we are able to achieve the beneficial effects of significant leverage without any of the risks associated with debt facilities.

Our insurance-based strategy is also suited to our views of trends in taxation rates in the United States. We generally have a strong bias that tax rates will need to be raised. Accordingly, we believe that investors are likely to increasingly seek tax-advantaged investments, including insurance products. We believe that the increased demand for insurance products that save or defer tax consequences are favorably positioned and will benefit our business plan.

In addition, for purposes of U.S. taxation, offshore insurance companies are free from U.S. taxes provided, generally, that the insurance company is engaged in the bonafide business of insurance. Through the Northstar Companies and Allied Provident, we expect to be actively in the business of insurance with over $800 million in in-force business across 110,000 insurance policies. We believe the tax efficient structure will materially enhance the effective year-over-year yield of fixed income investment portfolio through the effects of compound interest.

Our Competitive Advantages

•	Highly experienced management team. Marshall Manley, our new Chief Executive Officer, and Tore Nag, our new Chief Operating Officer, have had long and successful careers in insurance, finance and the law, and have held senior positions in large institutional insurance and banking organizations. In addition, Michael Kantor, our new independent director, is recognized worldwide as a leader in government and brings to us a wealth of experience, contacts and access to capital that we believe many of our competitors cannot match.
•	Strong initial capital base. We expect to have, upon completion of the transactions, a net capital base in excess of $752.0 million which will we believe will enable us to significant increase our insurance, investment and lending activities.

•	Focused acquisition strategy. We intend to seek to acquire additional investment managers or registered investment advisors and, where appropriate, the investment funds they manage at prices which we believe will be at discounts from their current carrying values, for the purpose of growing our legal regulatory capacity. We believe that such acquisitions can be made at attractive prices in exchange for a combination of cash, deferred payments tied to future performance and equity in our company.

The Allied Provident Organization

The Allied Provident Organization is a specialty insurance company that offers reinsurance products. It directly sells a variety of property and casualty insurance products to businesses through Allied Provident.

Allied Provident holds an insurance license in Barbados and is authorized to conduct a general insurance business, including the sale of property, general liability, business interruption and political risk insurance, as well as compensation bonds, directors and officers insurance, errors and omissions insurance, structured transactions insurance wraps, and reinsurance. Allied Provident commenced its insurance business in Barbados in November 2007. It has primarily issued quota share policies that reinsure automobile insurance policies in the United States. It has also directly written a number of directors’ and officers’ liability policies and a financial guaranty policy.

Casualty insurance is primarily concerned with the losses caused by injuries to persons other than the policyholder and the resulting legal liability imposed on the policyholder. This includes workers’ compensation, automobile liability, and general liability. A greater degree of unpredictability is generally associated with casualty risks known as “long-tail risks,” where losses take time to become known and a claim may be separated from the circumstances that caused it by several years. An example of a long-tail casualty risk includes the use of certain drugs that may cause cancer or birth defects. There tends to be greater delay in the reporting and settlement of casualty reinsurance claims due to the long-tail nature of the underlying casualty risks and their greater potential for litigation.

The Allied Provident Organization’s direct insurance business includes a suite of business property and casualty insurance products, such as directors and officers liability insurance, financial guarantee insurance, excess and umbrella liability insurance, business income insurance, and inland marine and product liability insurance.

Stillwater Funds

The Stillwater Funds are a collection of Delaware limited partnerships and Cayman Islands exempt companies, all of which are pooled investment vehicles commonly referred to as “hedge funds” and “private equity funds”. The Stillwater Funds are managed by Stillwater or its affiliates. There are three Delaware based and four Cayman Islands based funds which finance portfolios of mostly illiquid and privately offered short and medium term loans and other asset backed obligations for various types of borrowers, and participate in loans and loan portfolios of other lenders. There are three Delaware based funds which are primarily engaged in the purchase of undervalued real estate, distressed real estate and real estate sold at foreclosure sales. Lastly, there are two Delaware based and two Cayman Islands based funds (with additional sub-funds) which invest in a portfolio of hedge funds with diversified investment strategies. See “Our Extraordinary General Meeting — Proposal 1: The Acquisition Proposal — Material Terms of the Acquisition Proposal” below.

Wimbledon Funds

The Wimbledon Funds are master funds in a master-feeder structure which invest in investment pools managed by investment managers. These managers may invest in secured and unsecured loans and convertible and non-convertible notes and other debt instruments. These investments may be coupled with warrants or other equity securities and generally will be issued by, or will be made to, small-cap and private companies. Amalphis (through a subsidiary of Allied Provident) will acquire the assets of the Wimbledon Funds. See “Our Extraordinary General Meeting — Proposal 1: The Acquisition Proposal — Material Terms of the Acquisition Proposal” below.

The Northstar Companies

Northstar Group Holdings, Ltd. is a Bermuda-based insurance holding company with a 100% interest in two licensed reinsurance companies in Ireland and Bermuda, Northstar Reinsurance Ireland Ltd. and Northstar Reinsurance, Ltd. The insurance operating subsidiaries are life and annuity specialist reinsurers that commenced operations on July 1, 2004. They were organized by Stillwater and Argus Insurance, together with management. As a result of the exercise of warrants, Commerzbank AG is a holder of non-voting equity and has representation on the board of directors. Commerzbank AG also issued the outstanding letters of credit to ceding companies that have entered into reinsurance agreements with Northstar in an aggregate amount of $45 million, which are secured by its assets and a $10 million line of credit.

In Bermuda, Northstar holds a Class 3 license as a reinsurer and is a licensed life and annuity reinsurer in Ireland. The Northstar Subsidiaries have approximately $800 million in assets and $120 million in capital, with approximately 110,000 in-force policies. In connection with the acquisition of Northstar, ASSAC intends to return the existing $120 million in capital to the Northstar shareholders who contributed the same and replace such capital with the assets of certain of the Stillwater Funds.

Northstar’s current insurance activities are represented by two reinsurance treaties in force. The first treaty reinsures equity-indexed annuities (EIA) on a co-insurance, funds withheld basis. This treaty was effective April 1, 2005, and Northstar continued to accept new business under this agreement until the end of February, 2008. The second treaty reinsures in force, fixed premium, fixed cash value, whole life insurance policies. Northstar reinsures on a coinsurance basis various pieces of in force life insurance policies that were issued from 1996 through 2004

Our Company after the Transactions

The following chart sets forth our organizational structure assuming we consummate the acquisition of the Northstar Companies following the Closing and prior to June 30, 2010. If for any reason we do not consummate the proposed transaction with the Northstar Companies, ASSAC will contribute the equity of its subsidiaries owning the assets of the Stillwater Funds to Allied Provident. Pending the acquisition of the Northstar Companies, ASSAC may, at its option, retain the equity of its subsidiaries owning the assets of the Stillwater Funds or contribute such equity to Allied Provident and thereafter (upon consummation of the acquisition of the Northstar Companies), transfer all or a portion of such equity interests to Northstar Ireland and/or Northstar Bermuda.

Pro Forma Capitalization

After giving effect to the consummation of the Transactions at the Closing and the approval of the Repurchase Proposal, the Securities Issuance Proposal, the Board of Directors Proposal, and the Increased Capital Proposal, the estimated minimum and maximum pro forma capital structure of ASSAC will be approximately as follows:

	Minimum		Maximum
Authorized Ordinary Shares	350,000,000 shares		350,000,000 shares
Authorized Preferred Shares	10,000,000 shares		10,000,000 shares
Ordinary Shares outstanding	13,207,667 shares	(1)	20,832,400 shares	(1)
Preferred Shares outstanding	742,250 shares	(2)	856,550 shares	(2)
ASSAC Warrants outstanding	18,000,000 shares	(3)	18,000,000 shares	(3)
ASSAC Fully-Diluted Ordinary Shares	130,174,334 shares(4)		153,039,067 shares(4)

(1)	Minimum ordinary shares outstanding consists of (i) 4,025,000 Public Shares and assumes that 65% of the 11,500,000 currently outstanding Public Shares are redeemed and repurchased by ASSAC, (ii) 2,500,000 Insiders Shares, (iii) 5,333,333 ordinary shares issued under a share purchase agreement with an entity affiliated with Marshall Manley, (iv) 80,000 ordinary shares issued under a share purchase agreement with Michael Kantor, (v) 266,667 ordinary shares to be issued to Stillwater at Closing, and (vi) 1,002,667 ordinary shares issued to Roth Capital or its designees as part of its investment banking compensation. Maximum ordinary shares outstanding consists of (i) 11,500,000 Public Shares, assuming that none of the 11,500,000 currently outstanding Public Shares are redeemed and repurchased by ASSAC, (ii) 2,500,000 Insiders Shares, (iii) 5,333,333 ordinary shares issued under a share purchase agreement with an entity affiliated with Marshall Manley, (iv) 80,000 ordinary shares issued under a share purchase agreement with Michael Kantor, (v) 266,667 ordinary shares to be issued to Stillwater at Closing, and (vi) 1,152,400 ordinary shares issued to Roth Capital or its designees as part of its investment banking compensation The foregoing does not include (a) 18,000,000 ordinary shares issuable upon exercise of outstanding ASSAC warrants, (b) a minimum estimated 99.0 million ordinary shares and a maximum of approximately 114.2 million ordinary shares which are issuable upon conversion of a minimum of 742,250 Preferred Shares and a maximum of 856,550 Preferred Shares to be issued pursuant to the Stillwater Agreements, the Amalphis Agreement and the Wimbledon Agreements, and (c) any ordinary shares which may be issued as dividends to the holders of the Preferred Shares.
(2)	Minimum Preferred Shares reflects the 742,250 Preferred Shares to be issued in connection with the acquisition of the Stillwater Funds, the Allied Provident Organization, the Wimbledon Funds and other securities purchased under the Stillwater Agreements, the Amalphis Agreement and the Wimbledon Agreements. Maximum Preferred Shares include up to approximately 114,300 additional Preferred Shares that may be issued subsequent to the Closing and prior to March 31, 2010 under an additional Stillwater Agreement.
(3)	Consists of (i) warrants to purchase 5,725,000 ordinary shares at an exercise price of $7.50 per share sold to Ho Capital Management LLC in January 2008 for $5,725,000, (ii) warrants to purchase 11,500,000 ordinary shares at an exercise price of $7.50 per share sold in connection with the ASSAC initial public offering, (iii) warrants to purchase 475,000 ordinary shares at an exercise price of $7.50 per share issued to the underwriters of ASSAC’s initial public offering consummated in January 2008, (iv) warrants to purchase 200,000 ordinary shares at an exercise price of $7.50 per share issued to issued to a consultant in connection with performing due diligence on potential ASSAC acquisitions, and (v) warrants to purchase 100,000 ordinary shares issuable at the Closing in partial settlement of a third party claim for a finders’ fee. The foregoing does not include any warrants that may be issued to our financial advisors.
(4)	Our minimum fully-diluted 4,025,000 Public Shares assumes that 65% of the 11,500,000 currently outstanding Public Shares are redeemed and repurchased by ASSAC, and that to the extent that ASSAC repurchases or buys-back any of its 11,500,000 Public Shares from a public shareholder electing to vote against the Acquisition Proposal, it does not issue an equal number of ordinary shares to other investors. Our maximum fully-diluted ordinary shares assumes that to the extent that ASSAC repurchases or buys-back any of its 11,500,000 Public Shares from a public shareholder electing to vote against the Acquisition Proposal and redeems its shares, it issues an equal number of its ordinary shares to other investors who agree to vote in favor of the Acquisition Proposal. The minimum and maximum number of fully-diluted ordinary shares assumes (i) full exercise of all outstanding warrants at $7.50 per share, and

(ii) that a minimum estimated 99.0 million ordinary shares and a maximum of approximately 114.2 million ordinary shares which are issuable upon conversion of a minimum of 742,250 Preferred Shares and a maximum of 856,550 Preferred Shares to be issued pursuant to the Stillwater Agreements, the Amalphis Agreement and the Wimbledon Agreements. Our estimated fully-diluted ordinary shares are subject to increase in the event and to the extent that we issue additional ordinary shares or other securities convertible into or exercisable for ordinary shares, at prices that are below the price at which we repurchase shares from our existing shareholders. In such event, we would then be required to issue more ordinary shares than we repurchase, thereby increasing the aggregate number of our fully-diluted ordinary shares. The foregoing does not include warrants that may be issued to our financial advisors or any ordinary shares which may be issued as dividends to the holders of the Preferred Shares.

Potential Repurchases or Acquisitions of Shares

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding the Company or its securities, the Company, its directors and officers, and/or their respective affiliates may negotiate arrangements to purchase Public Shares in private transactions from institutional and other sophisticated investors, or execute agreements to purchase such shares from them in the future, or they or the Company may enter into transactions with such persons and others to provide them incentives for acquiring Public Shares and voting such Public Shares in favor of the Acquisition Proposal.

Investors sought for such transactions may be selected on factors such as (i) the size of their current holdings, if any, (ii) their interest in remaining a long-term investor in the Company following consummation of the Transactions, and (iii) such other criteria as the Company (or any other potential purchaser set forth above) deems relevant. Definitive arrangements have not yet been entered into for any such transaction but might include:

•	Agreements with certain holders of Public Shares pursuant to which the Company (or such other party set forth above) would agree to purchase Public Shares from such holders immediately after the closing of the Transactions for the price and fees specified in the agreements; or
•	Agreements with third parties pursuant to which the third parties would purchase Public Shares at any time following the filing of this proxy statement through the closing of the vote on the Acquisition Proposal at the Meeting. Such arrangements would also provide for the Company (or such other party set forth above), immediately after the closing of the Transactions, to purchase from third parties all of the Company securities owned by them for the price and fees specified in the agreements.

Funds released from the Trust Account upon consummation of the Transactions may be used to purchase the Public Shares. There is no maximum as to the amount of consideration that may be paid per share or in the aggregate and shareholders entering into such agreements may receive a per share price that is higher than the redemption price or additional securities from the sponsor for their agreement to vote in favor of the Acquisition Proposal. There is no ceiling on the amount that may be taken from the Trust Account for such purpose.

In addition, the Company’s advisors may seek investors that have expressed an interest in the Company’s long-term objectives and are interested in purchasing securities of the Company from investors seeking to exit their investment in the Company. Such third parties may engage in open market or privately negotiated transactions in the Company’s Public Shares to support the Acquisition Proposal.

The purpose of such purchases and other transactions would be to increase the likelihood that holders of more than 50% of the Public Shares entitled to vote on the Acquisition Proposal vote in its favor and that holders of fewer than 35% of the Public Shares vote against the Acquisition Proposal and demand redemption of their Public Shares for a pro rata portion of the Trust Account in order to ensure the Acquisition Proposal is approved. Management believes these arrangements are in the best interest of all Company shareholders because it believes the Transactions are in the best interest of the shareholders, especially when compared to a complete liquidation of the Company. Any shareholder who believes the Transactions, or any arrangements entered into in connection therewith, are not in the best interest of the Company can vote against the

Transactions and elect redemption of its Public Shares for his or its pro rata portion of the Trust Account. Such arrangements may not be fair to and in the best interest of those securityholders not receiving such consideration.

As a result of the purchases that may be effected through such arrangements, it is likely the number of ordinary shares in the Company’s public float following the Transactions will be significantly reduced and the number of beneficial holders of the Company’s securities also will be reduced. Among other potential effects, this reduction in beneficial holders may make it difficult to list or maintain the listing and trading of the Company’s securities on a national securities exchange. In the event any purchases or arrangements for the purchase of Company securities are made by the Company or an affiliate, the Company will file an Interim Report on Form 6-K within four business days of such purchases or arrangements, regardless if such purchases were made prior to or after the Meeting. Any such report will include a description of purchases made by any of the aforementioned persons. If the Company’s directors or officers make purchases pursuant to such arrangements, they will be required to report these purchases on beneficial ownership reports filed within two business days with the SEC. All such purchases will be made in compliance with all applicable federal securities laws.

If the Company’s directors and officers or its sponsor, purchased such shares, those shares would still be considered to be outstanding and could be voted in favor of such proposals, reducing the number of Public Shares required to be voted in favor of such proposals by a number of shares equal to those purchased.

All Company securities purchased pursuant to such arrangements would be voted by their current beneficial holder in favor of each proposal presented at the Meeting. If, for some reason, the Transactions are not closed despite such purchases, the purchasers (and sellers whose sale of shares was contingent upon the closing of the Transactions) would be entitled to participate in liquidation distributions from the Trust Account with respect to the Public Shares owned. Purchases pursuant to such arrangements ultimately paid for with funds in the Trust Account would diminish the funds available after the Transactions for working capital and general corporate purposes. Nevertheless, in all events there will be sufficient funds available to the Company from the Trust Account to pay the holders of all Public Shares that are properly redeemed. As of the date of this proxy statement, no agreements to such effect have been entered into with respect to any of the Company’s securities.

While the Company’s IPO prospectus did disclose that its then current directors and officers were free to purchase ordinary shares in the aftermarket, it did not expressly describe the possibility that the Company itself could make any such purchases of its securities.

It is possible the Meeting could be adjourned to provide time to seek out and negotiate such transactions if, at the time of the Meeting, it appears the requisite vote will not be obtained, the minimum funds closing condition won’t be met or the limitation on redemption will be exceeded. Further, under Cayman Islands law and the Articles, the board of directors may postpone the Meeting at any time prior to it being called to order in order to provide time to seek out and negotiate such transactions.

Subsequent Offerings

In order to help finance such repurchases, acquisitions, forward purchases and redemptions, and to help pay transaction expenses, ASSAC may offer additional ASSAC securities at any time until the Closing, which may consist of ordinary shares, preferred shares or convertible securities. The proceeds from such offerings would be used to (i) repurchase the shares as set forth above under “— Potential Repurchases or Acquisitions of Shares” and (ii) pay approximately $7.5 million of cash acquisition costs and transaction expenses, including accrued professional and finders fees and all banking fees to existing and prior bankers, as well as sales commissions, bonuses and expense reimbursements described below under “— Transaction Expenses.” Assuming that substantially all such shares will be purchased by third parties in open market or negotiated transactions or by reduction of our Trust Fund, we may offer up to approximately $20.0 million of securities under the Regulation S exemption under the Securities Act of 1933, as amended (the “Securities Act”), to qualified investors outside of the United States, under the Regulation D exemption under the Securities Act as private placements of restricted shares to accredited investors, and/or under any other applicable exemption.

Transaction Expenses

If the Closing occurs, the funds remaining in the Trust Account after (a) payments to public shareholders who exercise their redemption rights or enter into forward purchase agreements and (b) payments to our legal, accounting and other outside professional advisors and consultants for their fees and expenses incurred in connection with the Transactions and this proxy statement, will be released from the Trust Account and retained for operating capital subsequent to the Closing.

If we are successful in having a Closing, we will be deemed to have completed a business combination. Under the terms of our underwriting agreement with Maxim Group LLC and CRT Capital Group, LLC, the underwriters in our January 2008 initial public offering, we owe such underwriters the sum of $3,450,000 in the form of deferred underwriting discounts, less any redeeming shares. Although we are discussing a reduction of such amount, no assurances can be given that we will be able to secure any such reduction.

We have engaged the services of Roth Capital Partners, LLC (“Roth Capital”) as a financial advisor. Roth Capital will, among other things, assist us in reviewing the Transactions, advising us in regard to explaining the Transactions to the market and with respect to the proxy process, and coordinating with our advisors to facilitate an orderly closing of the Transactions. Please see “— Potential Repurchases or Acquisitions of Shares” above for more detail. For their services, Roth Capital will receive the following compensation: (i) a transaction advisory fee equal to one percent (1%) of the total value of our Preferred Shares and other consideration paid in connection with the Transactions, and (ii) $213,421.79 for expenses incurred in advising us in connection with prior transactions plus expenses incurred by Roth Capital relating to the Transactions. The transaction advisory fee and prior transaction expenses may, in our discretion, be paid in cash or by the issuance of ordinary shares, determined by dividing the sum of the transaction advisory fee and the expenses by $7.50. Immediately prior to the Closing, taking into account the anticipated success of the Transactions, the extent of Roth Capital’s efforts in connection with successfully closing the Transactions, and such other factors as the parties deem relevant, the Company and Roth Capital will negotiate in good faith a transaction bonus payable to Roth Capital, either in cash or in ordinary shares at the valuation set forth above. Additionally, we have agreed that during this engagement and for the twelve months thereafter, Roth Capital shall be entitled to serve as a placement agent or underwriter in connection with any private or public sale of equity or convertible debt financing we may pursue during such period. Any ordinary shares issued to Roth Capital (i) shall be registered under the Securities Act for resale prior to June 30, 2010 and (ii) shall be subject to the following resale restrictions: (A) Roth Capital may not resell any such shares until July 31, 2010; (B) from August 1, 2010 until December 30, 2010, Roth Capital may resell, each calendar month during such period, one-sixth of the total number of shares initially issued to it; and (C) commencing December 31, 2010, Roth Capital may resell any remaining shares free of restriction.

We have also agreed to pay cash fee of $100,000 and issue 125,000 ordinary shares to a consultant in connection with his assistance in structuring, negotiating and performing due diligence on the Stillwater Funds, including supervising, reviewing and evaluating the documents and legal due diligence generated by ASSAC’s counsel with respect thereto.

In addition, on the Closing date, we will be obligated to pay a cash payment of up to $225,000 and warrants to purchase 100,000 ordinary shares to an unaffiliated third party in connection with the settlement of a claim for a finders’ fee.

Accordingly, based upon the above, we estimate that the total cash transaction expenses incurred and to be incurred by us to complete the Transactions will aggregate approximately $7.5 million. The foregoing estimate excludes (i) approximately $2.5 million incurred by us in connection with our prior efforts to effect a business combination with other third parties, (ii) $24.0 million in accrued and unpaid management fees and incentive fess earned by Stillwater in connection with their prior management of the Stillwater Funds, which will be paid after the Closing out of a portion of the net investment proceeds generated in accordance with the terms of the Stillwater Management Agreement, (iii) the cash fee payable to Stillwater equal to 2% of the total consideration paid for the Stillwater Funds and Northstar, estimated to be approximately $12.0 million, and (iv) any fees which may be paid by the issuance of our ordinary shares.

Share Ownership

At the close of business on the January 4, 2010 record date, our executive officers and directors beneficially own and are entitled to vote, in the aggregate, 2,500,000 of our ordinary shares, representing approximately 17.9% of the 14,000,000 ordinary shares issued and outstanding and entitled to vote at the Meeting. These outstanding shares do not include warrants to purchase (i) 5,725,000 additional ordinary shares held by our insider shareholders, (ii) warrants to purchase 11,500,000 ordinary shares held by our Public Stockholders, (iii) warrants to purchase 475,000 additional ordinary shares held by Maxim Group LLC and CRT Capital Group, LLC, (iv) warrants to purchase 200,000 ordinary shares held by a consultant who performed due diligence on potential ASSAC acquisitions, and (v) warrants to purchase 100,000 ordinary shares issuable upon the Closing in partial settlement of a third party claim for a finders’ fee; in all cases at an exercise price of $7.50 per share. The foregoing does not include any ordinary shares which may be issued at the Closing to any newly appointed directors or officers. See “Management — Executive Officers and Directors — Director and Executive Officer Compensation” below.

Recommendation of Our Board of Directors

After careful consideration, our board of directors has determined that, in the exercise of their business judgment, the terms and conditions of the Acquisition Proposal, the Repurchase Proposal, the Securities Issuance Proposal, the Increased Capital Proposal, the Board of Directors Proposal, the Name Change Proposal, the Amendment Proposal, the Adjournment and Postponement Proposal and the Other Matters Proposal are fair and in the best interests of ASSAC from a business standpoint, and fair and in the best interests of all of our shareholders, from a financial point of view. However, in making this determination, our board of directors has NOT obtained a fairness opinion from any third party banker or other person stating that the consideration to be paid was fair to our shareholders, from a financial point of view. Our board of directors believes that, since our public shareholders have the right to elect their redemption option and receive a refund of their initial investment in our ordinary shares, such fairness opinion in not required in these circumstances.

Our board of directors has approved the Transactions, the issuance of additional ASSAC securities, the increase in our authorized share capital, and the Amended Articles. Our board of directors therefore recommends that you vote or instruct your vote to be cast “FOR” the approval of the Acquisition Proposal, “FOR” the approval of the Repurchase Proposal, “FOR” the approval of the Securities Issuance Proposal, “FOR” the approval of the Increased Capital Proposal, “FOR” the approval of the Board of Directors Proposal, “ FOR” the approval of the Name Change Proposal, “FOR” the approval of the Amendment Proposal, “FOR” the approval of the Adjournment and Postponement Proposal, and “FOR” the approval of the Other Matters Proposal.

In the event that the transactions contemplated by Proposal 1 are not approved and adopted by our public shareholders at the Meeting, or the Transactions are abandoned and terminated for any reason (including redemptions by our public shareholders), the composition and number of members constituting our entire board of directors will not change.

Interests of Our Directors and Executive Officers in the Transactions Contemplated by the Acquisition Proposal

When you consider the recommendation of our board of directors that you vote in favor of adoption of the Acquisition Proposal, you should keep in mind that our directors and executive officers have interests in the Transactions that are different from, or in addition to, your interest as a shareholder. These interests include the matters set forth below.

•	Our sponsor Ho Capital Management LLC and all of our officers and directors or their affiliates own ordinary shares which will be released from escrow after three years from the date of our prospectus only if we consummate a business combination and with respect to which they are waiving their redemption and liquidation distribution rights if we liquidate.
•	Ho Capital Management, which is co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman of our board of directors, and Noble Investment Fund

Limited, purchased 5,725,000 Insiders Warrants at a purchase price of $1.00 per warrant immediately prior to the date of our prospectus, and such Insiders Warrants will expire worthless if we do not complete our initial business combination and we dissolve and liquidate.
•	In connection with our initial public offering, each of our directors, executive officers and affiliates (including our sponsor, Ho Capital Management LLC, Allius Ltd. and Noble Investment Fund Limited) agreed to indemnify ASSAC against any loss or damage whatsoever as a result of a claim by a vendor or target business to the extent such loss or damage reduces the amount held in the Trust Account. If the acquisition is not consummated, such directors, officers and affiliates could potentially be liable for any claims against the Trust Account. If the costs related to the acquisition incurred by ASSAC exceed the available cash outside of the Trust Account, these costs would be subject to the potential indemnification obligations of the directors, executive officers and affiliates of ASSAC to the Trust Account if the acquisition is not consummated and accordingly the directors, executive officers and affiliates have a personal interest in recommending the approval of Proposals 1 though 4.
•	An entity affiliated with Marshall Manley, our Chief Executive Officer will purchase 5,333,333 of our restricted ordinary shares, at a purchase price of $3.75 per share. Michael Kantor, a candidate for director, will purchase 80,000 of our restricted ordinary shares, at a purchase price of $3.75 per share See “Management — Executive Officers and Directors — Director and Executive Officer Compensation” below.

Trust Account Proceeds

If the Transactions are completed, the funds remaining in the Trust Account after (a) payments to public shareholders who exercise their redemption rights, (b) payment of the deferred underwriter’s discounts and commissions, (c) payments to legal, accounting and other outside professional advisors and consultants for their fees and expenses incurred in connection with the Transactions and this proxy statement and (d) payments to repurchase ordinary shares, will be released from the Trust Account and retained by the combined company for operating capital subsequent to the Closing.

If the Transactions Contemplated by the Acquisition Proposal are not Approved

If, for any reason, we do not consummate the Minimum Acquisition by January 23, 2010 (24 months after the completion of our initial public offering), our Articles require us to liquidate and dissolve. Except for the Northstar acquisition, which is subject to a number of closing conditions, including the approval and consent of the holders of 66.7% of the voting shares of Northstar (which has been obtained) and of the Northstar senior lender, as well as certain insurance regulatory approvals in Ireland, we anticipate that all of the Transactions contemplated by the Acquisition Proposal will be consummated by January 23, 2010, subject to certain rescission rights in favor of ASSAC with respect to the Stillwater Agreements. We will undertake to consummate the Northstar acquisition on or about March 31, 2010, although it is possible the closing may not occur until June 30, 2010. Assuming shareholder approval of the Acquisition Proposal on or before January 23, 2010, we will consummate the acquisitions of the Allied Provident Organization, the Wimbledon Funds and some or all of the Stillwater Funds and other securities contemplated by the Amalphis Agreement, the Wimbledon Agreements and the relevant Stillwater Agreements, provided that the aggregate net asset value of all of the consummated acquisitions equals or exceeds the Minimum Acquisition.

Material United States Federal Income Tax Consequences

We do not expect to recognize any gain or loss as a result of the transactions contemplated by the Acquisition Proposal for U.S. federal income tax purposes. A U.S. holder of our shares that elects to redeem its shares will recognize taxable gain or loss as a result of that redemption. See “Proposal 1 — Material U.S. Federal Income Tax Consequences” for a further discussion of the material U.S. federal income tax considerations.

Regulatory Matters

The parties do not expect that the Transactions will be subject to any state or federal regulatory requirements in the U.S. other than pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and filings under applicable securities laws relating to Stillwater’s status as a registered investment advisor under the United States Investment Advisers Act of 1940, as amended (the “Advisers Act”). ASSAC and Stillwater intend to comply with all such applicable requirements. We do not believe that, in connection with the completion of the Transactions, any additional consent, approval, authorization or permit of, or filing with or notification to, any merger control authority or other government authority will be required in any jurisdiction, other than with respect to filings that may be required with the insurance regulators of Bermuda, Ireland and Barbados.

SUMMARY OF THE MATERIAL TERMS OF THE ACQUISITION PROPOSAL

ASSAC:	Asia Special Situation Acquisition Corp., a Cayman Islands exempted company (“ASSAC”, “we”, “us”, “our”, or the “Company”), is a publicly traded company. ASSAC ordinary shares are traded on the NYSE Amex Exchange under the symbol “CIO” and its units and warrants are traded under the symbols “CIO.U” and “CIO.WS”, respectively. As at the January 4, 2010 record date of ASSAC shareholders entitled to vote at the extraordinary general meeting of the shareholders of ASSAC described in this proxy statement (the “Meeting”), the closing prices of the publicly traded ASSAC ordinary shares, warrants and units were $9.94, $0.07 and $9.90, respectively.
Stillwater Agreements:	The parties to the various merger and asset purchase agreements, each effective as of December 31, 2009 (the “Stillwater Agreements”), are ASSAC, Stillwater, various pooled investment vehicles (the “Stillwater Funds”) managed by Stillwater and/or its affiliates, and certain recently formed acquisition subsidiaries of ASSAC.
Stillwater Acquisition:	Pursuant to the Stillwater Agreements, certain recently formed acquisition subsidiaries of ASSAC will acquire the Stillwater Delaware Funds (via mergers) and the Stillwater Cayman Funds (via acquisitions of assets and liabilities). As consideration for its acquisition of the Stillwater Funds, ASSAC will issue an aggregate of approximately 541,250 of its Series A Fixed Price Mandatory Convertible Preferred Shares (the “Preferred Shares”), allocated to the Stillwater Funds based upon the unaudited estimated net asset values of each of the Stillwater Funds as at December 31, 2009. In addition, ASSAC will issue to Stillwater 266,667 of its ordinary shares and will pay to Stillwater a cash fee equal to 2% of the total consideration paid for the Stillwater Funds and Northstar, estimated to be approximately $12.0 million. Certain of the Stillwater Funds may be acquired after the Closing. See “Our Extraordinary General Meeting — Proposal 1: The Acquisition Proposal — Material Terms of the Acquisition Proposal” below.
Post-Closing Adjustment:	The consideration attributable to each of the Stillwater Funds at Closing shall be adjusted following the Closing to 100% of their independently appraised net asset value as at December 31, 2009 based upon appraisals and audits of each of such Stillwater Funds. If the appraised net asset value of any one or more of the Stillwater Funds is greater or less than the estimated net asset value determined at Closing, the aggregate number of ASSAC ordinary shares issuable upon the automatic conversion of the Preferred Shares shall be appropriately increased or decreased. Further, if audits of certain of the Stillwater Funds are not completed by July 31, 2010, ASSAC has the right, but not the obligation, to rescind the acquisitions of the unaudited Stillwater Funds and redeem and cancel the Preferred Shares issued in consideration for the acquisition of such Stillwater Funds. See “Our Extraordinary General Meeting — Proposal 1: The Acquisition Proposal — Material Terms of the Acquisition Proposal” below.
Stillwater Services:	Prior to the Closing, Stillwater and its principals will assist ASSAC in achieving the foregoing business combinations and managing the assets and investment accounts acquired from the Stillwater Funds (the “Stillwater Assets”), including, among other things: (i) assisting ASSAC in negotiating and closing the acquisition of the Northstar Companies, (ii) spearheading solicitation of approvals from investors in the Stillwater Funds, and (iii) reinvesting capital generated from the sale of Stillwater Assets. See “Our Extraordinary General Meeting — Proposal 1: The Acquisition Proposal — Material Terms of the Acquisition Proposal” below.

Stillwater Management Agreement:	At Closing, ASSAC and Stillwater (or one of its affiliates) will enter into a three (3) year management agreement to manage the Stillwater Assets (the “Stillwater Management Agreement”). The Stillwater Management Agreement shall: (i) provide for a management fee, payable quarterly, equal to 0.25% of the Net Asset Value of the Stillwater Assets covered by the Management Agreement, (ii) provide for an incentive fee, equal to 20% of the “new appreciation” (as defined) in the net asset values of the Stillwater Assets, and (iii) provide for approximately 44% of cash net proceeds from the sale or liquidation of Stillwater Assets to be reinvested in asset backed loans and related secured lending investments, with such percentage to be increased to 72% of cash net proceeds once Stillwater has been repaid its accrued management and incentive fees owed by the Stillwater Funds. Without the prior approval of ASSAC, as investment manager, Stillwater will no longer invest cash net proceeds in fund of fund or real estate investments. After the expiration of the initial three year term, the Stillwater Management Agreement is automatically renewable for a subsequent one, two or three year period, depending upon whether the Stillwater Assets under management achieve minimum internal rate of return targets of either 7%, 8% or 9%, respectively, during the prior contract period. Stillwater has agreed to waive any incentive fee for the year ending December 31, 2010. Also, we have covenanted and agreed to raise not less than $200.0 million over a period of two years for further investment by Stillwater in additional assets on behalf of ASSAC. See “Our Extraordinary General Meeting — Proposal 1: The Acquisition Proposal — Material Terms of the Acquisition Proposal” below.
Amalphis Agreement:	The parties to the Amalphis Agreement, effective as of December 31, 2009, are ASSAC, Amalphis Group, Inc., a British Virgin Islands corporation and the controlling shareholder of Allied Provident (“Amalphis”), and the other shareholders of Amalphis.
Amalphis Acquisition:	Pursuant to the Amalphis Agreement, among other things, ASSAC will issue to Amalphis 57,000 Preferred Shares in exchange for 57,000 Series B convertible preferred shares of Amalphis, which Series B preferred shares are convertible into 81.5% of the ordinary shares of Amalphis. In addition, pursuant to a shareholders agreement with the holders of Amalphis Series A preferred shares and Amalphis ordinary shares, ASSAC will be entitled to control the board of directors of Amalphis. Upon any sale of control (as defined therein) of Amalphis or Allied Provident, ASSAC will receive the greater of $57.0 million or 81.5% of all consideration paid or payable in connection with such transaction. Amalphis owns 100% of the capital stock of Allied Provident. In addition, as part of the Amalphis Agreement, ASSAC will issue an additional 144,000 Preferred Shares, including the 114,000 Preferred Shares issued to enable Allied Provident to acquire the Wimbledon Funds described below, and 30,000 Preferred Shares issued in exchange for 30,000 Amalphis Series A preferred shares previously issued to unaffiliated third parties in exchange for $40.0 million of convertible preferred stock of an unrelated public company owned that was contributed to the capital of Amalphis. See “Our Extraordinary General Meeting — Proposal 1: The Acquisition Proposal — Material Terms of the Acquisition Proposal” below.
Wimbledon Agreements:	The parties to the Wimbledon Agreements, effective as of December 31, 2009, are ASSAC, Amalphis, Allied Provident, Weston, WFM Holdings Ltd., a newly formed Cayman Islands acquisition subsidiary of Allied Provident (the “Wimbledon Buyer”), and each of Wimbledon Financing Master Fund Ltd. and Wimbledon Real Estate Financing Fund Ltd. (collectively, the “Wimbledon Funds”).

Wimbledon Acquisitions:	Pursuant to the Wimbledon Agreements, the Wimbledon Buyer will acquire the assets and liabilities of the Wimbledon Funds. As consideration for its acquisition of the Wimbledon Funds, Amalphis shall issue an aggregate of 114,000 Amalphis Series A preferred shares to the Wimbledon Funds. Such 114,000 Amalphis Series A preferred shares shall, at the closing of all the transactions contemplated by the Amalphis Agreement, be exchanged for 114,000 Preferred Shares which shall have the same terms and conditions as the Preferred Shares issuable in connection with the acquisition of the Stillwater Funds. See “Our Extraordinary General Meeting — Proposal 1: The Acquisition Proposal — Material Terms of the Acquisition Proposal” below.
Post-Closing Adjustments:	The consideration attributable to the Wimbledon Funds at Closing shall be adjusted following the Closing to 100% of their independently appraised net asset value as at December 31, 2009, based upon appraisals of the Wimbledon Funds. If the appraised net asset values of the Wimbledon Funds are greater or less than the net asset values determined at Closing, the aggregate number of ASSAC ordinary shares issuable upon the automatic conversion of the Preferred Shares shall be appropriately increased or decreased. In no event will the value used to determine the number of the ASSAC ordinary shares issuable to Wimbledon Financing Master Fund Ltd. and Wimbledon Financing Real Estate Master Fund Ltd. upon the automatic conversion of the Preferred Shares be less than $85.0 million and $5.4 million, respectively. See “Our Extraordinary General Meeting — Proposal 1: The Acquisition Proposal — Material Terms of the Acquisition Proposal” below.
Weston Management Agreement:	At Closing, the Wimbledon Buyer and Weston will enter into separate management agreements pursuant to which Weston will manage the assets and investments acquired by the Wimbledon Buyer from Wimbledon Financing Master Fund Ltd. and Wimbledon Real Estate Financing Fund Ltd., respectively (each, a “Weston Management Agreement”). Each Weston Management Agreement shall: (i) provide for a management fee, payable quarterly in arrears, equal to 0.3125% of the net asset value of the assets and investments covered by the Weston Management Agreement (pro-rated to take account of any intra-quarter additions, redemptions or distributions) and (ii) provide for a quarterly performance fee equal to 10% of realized and unrealized “investment profits” (as defined). In no event will a performance fee be paid on the recoupment of losses from prior periods (i.e., a “new high water mark” must be achieved).
The term of each Weston Management Agreement will continue until the Wimbledon Buyer is dissolved and wound-up or all of the assets and investments covered by the Weston Management Agreement are liquidated and the proceeds thereof distributed by the Wimbledon Buyer following payment of all amounts due thereunder to Weston, unless earlier terminated in accordance with the provisions of such Weston Management Agreement.
Terms of the Preferred Shares:	The Preferred Shares shall, among other things: (i) have a liquidation value of $1,000 per share; (ii) vote on an “as converted” basis with the ASSAC ordinary shares; (iii) commencing on July 31, 2010 (the “Conversion Date”), pay a per share dividend, semi-annually at the rate of 5% per annum, accruing from the Closing date which will be payable in-kind at the time of their conversion into ASSAC ordinary shares; (iv) automatically, and without any action on the part of ASSAC or any holder of the Preferred Shares, commence to convert into ASSAC ordinary shares, at a conversion price of $7.50 per share (as adjusted), on July 31, 2010, at a rate of one-sixth of the total number of Preferred Shares per month; and (v) contain customary weighted average and other anti-dilution provisions. See “Our Extraordinary General Meeting — Proposal 1: The Acquisition Proposal — Material Terms of the Acquisition Proposal” below.

Northstar Agreement:	The parties to the non-binding letter of intent, dated as of December 22, 2009 (the “Northstar Agreement”), are ASSAC, Northstar, Commerzbank AG and the other equity holders of Northstar.
Northstar Acquisition:	Pursuant to the Northstar Agreement, a newly formed acquisition subsidiary of ASSAC will acquire 100% of all classes of the outstanding equity interests of Northstar Group Holdings, Ltd., a Bermuda company (“Northstar”), which will thereafter become a wholly-owned subsidiary of ASSAC. As consideration for the acquisition of Northstar, ASSAC shall pay to the shareholders of Northstar (the “Northstar Sellers”) $7.0 million in cash. ASSAC will also issue to the holders of the tracking shares of Northstar (in pro-rata amounts equal to their respective percentage interests in the tracking shares) ASSAC’s limited recourse non-interest bearing $120.0 million performance note in order to secure ASSAC’s obligations to arrange the release of certain encumbered assets of the Northstar Sellers. See “Our Extraordinary General Meeting — Proposal 1: The Acquisition Proposal — Material Terms of the Acquisition Proposal” below.
Northstar is the parent company of Northstar Reinsurance, Ltd., a Bermuda company (“Northstar Bermuda”), and Northstar Reinsurance Ireland Ltd., an Ireland company (“Northstar Ireland” and, together with Northstar Bermuda, the “Northstar Subsidiaries”). Northstar and the Northstar Subsidiaries are collectively referred to as the “Northstar Companies.”
Consummation of the transactions contemplated by the Northstar Agreement are subject to a number of conditions, including (a) due diligence by all parties, (b) execution of a mutually acceptable agreement and plan of merger, and (c) the consent and approval of the senior lender to the Northstar Companies. It is anticipated that, if consummated, the transactions contemplated by the Northstar Agreement will be consummated on or about March 31, 2010, or as soon thereafter as is practicable, but in no event later than June 30, 2010.
Representations and Warranties:	The acquisition agreements contain representations and warranties of the parties thereto relating to, among other things, (a) organization and good standing; (b) effect of the acquisition agreement; (c) financial statements; (d) corporate matters; (e) legal proceedings and absence of litigation; (f) regulatory compliance; (g) intellectual property and confidential information; (h) insurance; (i) taxation; (j) permits and licenses; and (k) redemption payments made to date.
Closing Conditions:	The acquisition agreements set forth certain conditions to Closing which includes, without limitation: (a) obtaining the required approvals of limited partners and directors, (b) obtaining the approval of the Acquisition Proposal by the holders of a majority of our publicly traded shares that vote in person or by proxy at the Meeting, (c) public shareholders of ASSAC owning 35% or more of the publicly traded shares not voting against the transactions contemplated by the Acquisition Proposal and exercising their rights to have their shares converted into the right to receive cash from the Trust Account, (d) obtaining all regulatory and other consents and approvals, (e) the consummation of the other segments of the Acquisition Proposal, and (f) the absence of any pending or threatened litigation.
Registration Rights:	ASSAC will register the ordinary shares issuable upon conversion of the Preferred Shares for resale under the Securities Act, so that such ordinary shares will be freely tradable by the holders.

Termination:	The transactions contemplated by the definitive acquisition agreements may be terminated and/or abandoned, including, but not limited to, any time prior to the Closing: (a) by the mutual consent of the parties, (b) by any party if the other party is in breach of any provision of the applicable agreement, (c) if the conditions to Closing will have become impossible to satisfy, or (d) if the Closing has not occurred by January 23, 2010.
Public Shareholder Rights:	Each public shareholder who votes against the Acquisition Proposal has the right to concurrently demand that we redeem the shares that he or it then holds into a portion of the Trust Account. At December 31, 2009, the per share redemption price was $10.00. If holders of at least 4,025,000 of the shares issued in our initial public offering (which is 35% of the total issued) vote against the Acquisition Proposal and exercise their redemption rights, we will not consummate the transactions contemplated by the Acquisition Proposal and will be required under our Articles to liquidate. If you vote against the Acquisition Proposal and demand that we redeem your shares into cash, this demand must be made on the proxy card at the time you vote against the Acquisition Proposal.
A holder of Public Shares who purchased such shares in the Company’s IPO may also have certain claims for rescission or damages. A claim for rescission or damages under the Securities Act and some state statutes may be made up to one year from the time the holder discovered or reasonably should have discovered the facts giving rise to the claim but not later than three years after the events giving rise to the claim. See “Business of ASSAC — Rescission Rights” below.
Redemption of Shares may Require Additional Financing:	In the event that public shareholders holding a significant number of our shares, but less than the 35% limitation of 4,025,000 shares, vote against the Acquisition Proposal and exercise their right to redeem all of their shares for their pro rata interest in the Trust Account, the amount of funds in the Trust Account will be correspondingly reduced. We expect that a number of our existing Public Shareholders will want us to redeem their shares. Therefore, we expect to be required to obtain additional financing in the form of equity or debt securities. The sale of equity securities would likely dilute the interests of our existing shareholders.
Definitive Documents:	Copies of the Stillwater Agreements, the Amalphis Agreement and the Wimbledon Agreements have been included as exhibits to ASSAC’s Form 6-K Interim Report filed with the SEC on January 6, 2010. We encourage you to read such agreements in their entirety. We intend to file definitive agreements with respect to the Northstar acquisition on a Form 6-K Interim Report if and when executed.

QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND
EXTRAORDINARY GENERAL MEETING

These Questions and Answers are only summaries of the matters they discuss and are qualified in their entirety by the detailed information and financial statements and other financial information appearing elsewhere in this proxy statement, including the annexes. Please read this entire proxy statement.

Q.	When and where is the ASSAC Extraordinary General Meeting?
A.	The Meeting will be held at the offices of Hodgson Russ LLP, counsel for the Company, at 1675 Broadway, 24th Floor, New York, New York 10036, on January 19, 2010 at 10:00 a.m., local time. Subject to space availability, all ASSAC shareholders as of the January 4, 2010 record date, or their duly appointed proxies, may attend the Meeting. Since seating is limited, admission to the Meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:30 a.m., local time.
Q.	What is being voted on?
A.	You are being asked to vote on the following nine proposals:
1.	the approval by ordinary resolution of the following acquisitions by ASSAC (“Proposal 1” or the “Acquisition Proposal”):
(a)	in exchange for up to approximately 541,250 ASSAC Series A Fixed Price Mandatory Convertible Preferred Shares (the “Preferred Shares”) plus additional consideration payable to Stillwater for the provision of certain services, the assets and liabilities or equity interests of various pooled investment vehicles (the “Stillwater Funds”) managed by Stillwater Capital Partners, Inc., a New York corporation (“Stillwater”), and/or its affiliates, in accordance with the terms of various merger and asset purchase agreements, each effective as of December 31, 2009, by and among ASSAC, Stillwater, the Stillwater Funds, and certain recently formed acquisition subsidiaries of ASSAC (the “Stillwater Agreements”);
(b)	in exchange for 57,000 Preferred Shares, an 81.5% controlling interest in Amalphis Group, Inc., a British Virgin Islands company (“Amalphis”), and its wholly-owned subsidiary, Allied Provident Insurance Company Ltd., a Barbados company (“Allied Provident” and with Amalphis, the “Allied Provident Organization”), through the purchase of 57,000 shares of Amalphis Series B convertible preferred stock, and in exchange for 30,000 Preferred Shares, $40.0 million of convertible preferred stock of an unrelated public company owned by Amalphis, all in accordance with the terms of a Share Exchange Agreement, effective as of December 31, 2009, by and among ASSAC, Amalphis and the other shareholders of Amalphis (the “Amalphis Agreement”);
(c)	in exchange for 114,000 Preferred Shares, the assets and investments held by Wimbledon Financing Master Fund Ltd., a Cayman Islands exempted company, and Wimbledon Real Estate Financing Fund Ltd., a Cayman Islands exempted company (collectively, the “Wimbledon Funds”), each managed by Weston Capital Asset Management LLC, a Delaware limited liability company (“Weston”), in accordance with the terms of asset purchase agreements, effective as of December 31, 2009, by and among ASSAC, Amalphis, Allied Provident, Weston, the Wimbledon Funds, and a recently formed acquisition subsidiary of Allied Provident (the “Wimbledon Agreements”); and
(d)	for a purchase price of $7.0 million and security for the release of certain collateral, all of the equity of Northstar Group Holdings, Ltd.., a Bermuda company (“Northstar”), and its wholly-owned subsidiaries, Northstar Reinsurance, Ltd., a Bermuda company (“Northstar Bermuda”), and Northstar Reinsurance Ireland Ltd., an Ireland company (“Northstar Ireland” and, together with Northstar and Northstar Bermuda, the “Northstar Companies”), in accordance with the terms of a non-binding letter of intent, dated as of December 22, 2009, by and among ASSAC, Northstar, Commerzbank AG and the other equity holders of Northstar (the “Northstar Agreement”);

2.	the approval by ordinary resolution of the potential repurchase of ASSAC ordinary shares from, or entry into one or more purchase or similar agreements with, any one or more of our shareholders in connection with the acquisition and related transactions (“Proposal 2” or the “Repurchase Proposal”);
3.	the approval by ordinary resolution of the issuance of ordinary shares, preferred shares, options, warrants and/or convertible securities in connection with the Acquisition Proposal and the Transactions that would result in an increase in the number of our potentially outstanding ordinary shares by more than 20% (“Proposal 3” or the “Securities Issuance Proposal”);
4.	the approval by ordinary resolution of an increase of our authorized ordinary shares from 50,000,000 ordinary shares of $0.0001 par value each to 350,000,000 ordinary shares of $0.0001 par value each and an increase in the number of our authorized preferred shares to 10,000,000 preferred shares of $0.0001 par value each (“Proposal 4” or the “Increased Capital Proposal”);
5.	the ratification and approval by ordinary resolution of the election of Dr. Gary Hirst, Arie Jan van Roon, Leonard de Waal, Arie Bos, Keith Laslop, Marshall Manley, Michael Kantor and Jack Doueck as members of the board of directors of ASSAC upon consummation of the transactions contemplated by the Acquisition Proposal (“Proposal 5” or the “Board of Directors Proposal”);
6.	the approval by special resolution to change the corporate name of ASSAC to “Gerova Financial Group, Ltd.” (“Proposal 6” or the “Name Change Proposal”);
7.	to adoption by special resolution of the Second Amended and Restated Memorandum and Articles of Association of the Company, in the form annexed hereto as Annex A, to be effective upon the Closing, to, among other things: (a) provide for our perpetual existence; (b) provide for the election of directors to serve for staggered three year terms; and (c) remove Article 168 through Article 174 from our Amended and Restated Memorandum and Articles of Association (the “Articles”) (and a consequential change to Article 163 to remove a cross-reference to Article 171), which, among other blank check company restrictions, requires us to liquidate and dissolve in the event that we do not consummate a business combination within 24 months after the completion of our initial public offering (“Proposal 7” or the “Amendment Proposal”);
8.	the approval by ordinary resolution of any adjournment or postponement of the Meeting to a later date or dates if necessary for the purpose of soliciting additional proxies if there are insufficient votes at the time of the Meeting (“Proposal 8” or the “Adjournment and Postponement Proposal”); and
9.	the approval by ordinary resolution to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof (“Proposal 9” or the “Other Matters Proposal”).

Shareholder approval of the Acquisition Proposal is required for the transactions contemplated by the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement (the “Transactions”). In addition to approval of the Acquisition Proposal (Proposal 1), the Transactions are conditional upon shareholder approval of Proposals 2 through 4. Approval of Proposals 2 through 7 is conditional upon approval of the Acquisition Proposal (Proposal 1).

If approved, Proposals 2 through 7 will be effective upon the consummation of the Transactions, which for these purposes also includes the Minimum Acquisition (the “Closing”). If Proposals 1 through 4 are approved by our shareholders, but our shareholders fail to approve any or all of Proposals 5 through 7, we will proceed with the Closing. Thereafter, following the Closing, our board of directors will re-present any or all of Proposals 5 through 7 to the shareholders for a vote at a future extraordinary general meeting or annual general meeting of shareholders. It may be expected that the requisite majority of our shareholders after the Closing will vote their ASSAC shares in favor of the adoption of any or all of such proposals, if and to the extent any of them are required to be presented for a vote of shareholders. In the event that the holders of a majority of the 11,500,000 publicly traded ASSAC ordinary shares (the “Public Shares”) who vote in person or by proxy at the Meeting vote in FAVOR of the Acquisition Proposal (Proposal 1), ASSAC will proceed with the Closing, subject to the satisfaction of the conditions precedent set forth in the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement, if Proposals 2 through 4 are also approved by our shareholders at the Meeting.

The approval by ordinary resolution of the Acquisition Proposal requires the affirmative vote of the holders of a majority of the Public Shares who vote in person or by proxy at the Meeting on such proposal. The approval by ordinary resolution of Proposals 2, 3, 4, 5, 8 and 9 requires the affirmative vote of the holders of a majority of all of our outstanding ordinary shares who vote in person or by proxy at the Meeting on such proposals, which includes our 2,500,000 ordinary shares that were issued prior to our initial public offering, or IPO (the “Insiders Shares”). Holders of the Insiders Shares have agreed to vote their shares at the Meeting in the same manner as are voted by the holders of our 11,500,000 publicly traded shares (the “Public Shareholders”) who vote at the Meeting.

The approval by special resolution of Proposals 6 and 7 requires the affirmative vote of the holders of not less than two-thirds of our outstanding ordinary shares who vote in person or by proxy at the Meeting on such proposals, which includes the Insiders Shares. Notwithstanding the foregoing, if Public Shareholders owning 35% or more of the ordinary shares issued by ASSAC vote against the Acquisition Proposal and demand that we redeem their shares into cash we will not proceed with the Closing. Holders of a majority of all of our outstanding ordinary shares present in person or by proxy are necessary to constitute a quorum to hold the Meeting and/or vote on any proposal presented at the Meeting.

The transactions contemplated by the Northstar Agreement are also subject to the approval and consent of the holders of 66.7% of the voting shares of Northstar (which has been obtained) and of the Northstar senior lender, as well as certain insurance regulatory approvals in Ireland. The transactions contemplated by the Stillwater Agreements are subject to the approval of the general partner, and a majority in interest, of the limited partners of the Stillwater Funds domiciled in Delaware (the “Stillwater Delaware Funds”) and a majority of the directors of the Stillwater Funds domiciled in the Cayman Islands (the “Stillwater Cayman Funds”). The transactions contemplated by the Wimbledon Agreements are subject to the approval of a majority of the directors of the Wimbledon Funds. The general partner of the Stillwater Delaware Funds and the directors of the Stillwater Cayman Funds and the Wimbledon Funds have approved or are expected to approve the relevant Stillwater Agreements and the Wimbledon Agreements.

Except for the Northstar acquisition, which is subject to a number of closing conditions, including the approval and consent of the holders of 66.7% of the voting shares of Northstar (which has been obtained) and of the Northstar senior lender, as well as certain insurance regulatory approvals in Ireland, we anticipate that all of the Transactions contemplated by the Acquisition Proposal will be consummated by January 23, 2010, subject to certain rescission rights in favor of ASSAC with respect to the Stillwater Agreements. We will undertake to consummate the Northstar acquisition on or about March 31, 2010, although it is possible the closing may not occur until June 30, 2010. Assuming shareholder approval of the Acquisition Proposal on or before January 23, 2010, we will consummate the acquisitions of the Allied Provident Organization, the Wimbledon Funds and some or all of the Stillwater Funds and other securities contemplated by the Amalphis Agreement, the Wimbledon Agreements and the relevant Stillwater Agreements, provided that the aggregate net asset value of all of the consummated acquisitions equals or exceeds the Minimum Acquisition.

If the Acquisition Proposal is not approved or the Minimum Acquisition is not consummated by January 23, 2010, ASSAC will be required to dissolve and liquidate following the redemption of the Public Shares and the distribution of the amounts in the Trust Account and all outstanding warrants will become worthless.

Q.	Why are we considering the Acquisition Proposal?
A.	We were formed as a special purpose acquisition corporation or “business combination” company for the purpose of acquiring, through a merger, asset acquisition or other similar business combination, or controlling, through contractual arrangements, one or more operating businesses that are either located in Asia, provide products or services to consumers located in Asia, or invest in Asia. As described below under “Our Extraordinary General Meeting — Proposal 1 — The Candidate Identification Process”, we have made repeated efforts to undertake a business combination in Asia, but with no success.

We intend to acquire significant assets in the financing and financial services industries, through the acquisition of one or more offshore specialty insurance companies (one of which earned in excess of $9.0 million in net income for the nine months ended September 30, 2009) and approximately $650.0 million of estimated net assets of a series of investment funds, which assets will be consolidated with one or more of our insurance companies. ASSAC has identified what it believes is a significant opportunity to take advantage of the dislocation in the financial markets and the associated de-leveraging of financial companies, most notably including hedge funds. Management believes that we have identified a significant structural arbitrage opportunity to acquire hedge fund assets in consideration for restricted publicly traded stock and to redeploy the acquired performing assets into a more suitable longer-term capital structure through the use of insurance company subsidiaries.

Our business plan contemplates an expansion of existing lending activities to the energy, legal and insurance sectors. If we are able to expand our activities and still maintain historical net margins, we believe that our investment strategies will contribute significantly to the return on equity in our insurance businesses given the low cost of capital of insurance “float” or available reserve, which is the amount of money at hand at any given moment that an insurer has collected in insurance premiums but has not been paid out in claims. In expectation of the ultimate recovery in the global economy and commercial and residential real estate markets, we will also consider selective investments in portfolios of real estate assets which we believe have bottomed out and which can be acquired at prices significantly below their original cost.

Q.	What will ASSAC shareholders receive as a result of the Acquisition Proposal?
A.	Pursuant to the various acquisition agreements, ASSAC will acquire (i) 100% of the outstanding equity securities of Northstar and Northstar Bermuda and Northstar Ireland will thereafter become direct and indirect wholly-owned subsidiaries of ASSAC; (ii) through certain recently formed acquisition subsidiaries, the assets (subject to the liabilities) of the Stillwater Funds either via mergers or purchases of assets; (iii) a controlling interest in Amalphis and Allied Provident and convertible preferred stock of an unrelated public company owned by Amalphis; and (iv) through a recently formed acquisition subsidiary of Allied Provident, the assets (subject to the liabilities) of the Wimbledon Funds. The newly formed ASSAC acquisition subsidiaries acquiring the Stillwater Funds will, upon consummation of our acquisition of Northstar, be contributed to one or both of the Northstar Subsidiaries. In the event that the Northstar acquisition is not, for any reason, consummated, our subsidiaries owning the Stillwater Funds will be contributed to Allied Provident. We believe that the assets of the Stillwater Funds and the Wimbledon Funds will increase the regulatory capital of each of our newly acquired insurance subsidiaries which, in turn, will enable them to write additional insurance and reinsurance policies. ASSAC shareholders will retain their ordinary shares.
Q.	What consideration will be paid by ASSAC in connection with the Acquisition Proposal?
A.	In consideration for the acquisition of the Northstar Companies, ASSAC shall pay to the Northstar Sellers $7.0 million in cash. ASSAC will also issue a limited recourse non-interest bearing $120.0 million performance note to secure ASSAC’s obligations to arrange the release certain encumbered assets of the Northstar Sellers. In consideration for the assets of the Stillwater Funds, ASSAC shall issue up to an aggregate number of approximately 541,250 Preferred Shares. In connection with the provision of the Stillwater Services and in addition to the payment of the management fee set forth in the Stillwater Management Agreement, ASSAC will issue to Stillwater 266,667 ASSAC ordinary shares and pay to Stillwater a cash fee equal to 2% of the total consideration paid for the Stillwater Funds and Northstar, estimated to be approximately $12.0 million dollars. In consideration for 57,000 Amalphis Series B preferred shares, which represent an 81.5% controlling interest in Amalphis and Allied Provident, ASSAC will issue to Amalphis 57,000 Preferred Shares. In consideration for the acquisition of convertible preferred stock of an unrelated public company owned by Amalphis, ASSAC shall issue 30,000 Preferred Shares. In consideration for the assets of the Wimbledon Funds, Amalphis shall issue 114,000 Amalphis Series A preferred shares which shall, simultaneous with our acquisition of Amalphis, be exchanged for 114,000 Preferred Shares.

Q.	Does the Acquisition Proposal meet the 80% net assets test?
A.	In accordance with our Articles, the target business(es) of our initial business combination must have a fair market value equal to at least 80% of our net assets held in the Trust Account (net of taxes) at the time of such business combination. On December 31, 2009, our net assets held in the Trust Account (after deducting the underwriters’ deferred compensation) were equal to $115.0 million. Our board of directors expects that the acquisitions of the Stillwater Funds, the Allied Provident Organization, the Wimbledon Funds and the Northstar Companies (collectively, the “Targets”) will have a fair market value of at least $500.0 million, representing substantially in excess of 100% of our net assets held in the Trust Account (net of taxes) at the time of the acquisitions. The fair market value of the Targets was determined by ASSAC’s board of directors based upon standards generally accepted by the financial community, such as actual and potential revenues, investment returns, net asset values, earnings and cash flow.
Q.	Why are we proposing to increase our authorized ordinary and preferred shares?
A.	We are proposing to increase the number of our authorized ordinary shares from 50,000,000 shares to 350,000,000 shares and to increase the number of our authorized preferred shares from 1,000,000 to 10,000,000 shares in order to have available enough of our authorized and unissued ordinary shares to (a) issue in connection with the Acquisition Proposal and the conversion of the Preferred Shares, and (b) sell additional ordinary shares or preferred shares or other securities convertible into or exercisable for our ordinary shares to raise sufficient capital, both to complete the Transactions and for additional working capital we may require in the future.
Q.	Why are we proposing to change our corporate name?
A.	The change of our corporate name to “Gerova Financial Group, Ltd.” upon the Closing will better represent the operations of our business.
Q.	Why are we proposing to adopt the Amended Articles?
A.	We are proposing to adopt the Amended Articles, which will, among other things, (a) provide for our perpetual existence, (b) provide for the election of directors to serve for staggered three year terms, and (c) provide for the removal of Article 168 through Article 174 from our Articles (and a consequential change to Article 163 to remove a cross-reference to Article 171), which, among other blank check company restrictions, requires us to liquidate and dissolve in the event that we do not consummate a business combination within 24 months after the completion of our initial public offering.
Q.	How do our insiders intend to vote their shares?
A.	Holders of allof our 2,500,000 ordinary shares that were outstanding immediately prior to our initial public offering or IPO (the “Insiders Shares”), including, but not limited to, all of the shares owned by our directors, executive officers and our sponsor, Ho Capital Management LLC, have agreed, in connection with the vote required for the Transactions contemplated by the Acquisition Proposal to vote all of their Insiders Shares in the same manner as and in accordance with the majority the shares that the public shareholders vote in person or by proxy at the Meeting. Such voting by our Insiders Shares in accordance with their agreement is a condition to Closing under the Northstar Agreement and the Stillwater Agreements. As used in this proxy statement, “in accordance with the majority” means that the holders of the Insiders Shares will vote all of the shares that they owned immediately before our IPO either for or against a proposal, as determined by the results of the vote of the publicly traded shares that vote on such proposal. To date, none of our initial shareholders has purchased any additional shares following our initial public offering in the open market. Our management and directors have indicated that they are not planning to purchase additional shares of our company prior to the Closing.
Q:	When do we expect to complete the Transactions contemplated by the Acquisition Proposal?
A.	We expect to proceed with the Transactions contemplated by the Acquisition Proposal after all conditions under the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement are satisfied or waived, including without limitation, complying with ASSAC’s obligations and requirements as a special purpose acquisition corporation. Except for the Northstar acquisition, which is subject to a number of closing conditions, including the approval and consent of the holders of 66.7% of the voting shares of Northstar (which has been obtained) and of the Northstar senior lender, as well as certain insurance regulatory approvals in Ireland, we anticipate that all of the Transactions contemplated by the Acquisition Proposal will be consummated by January 23, 2010, subject to certain rescission rights in favor of ASSAC with respect to the Stillwater Agreements. We will undertake to consummate the Northstar acquisition on or about March 31, 2010, although it is possible the closing may not occur until June 30, 2010. Assuming shareholder approval of the Acquisition Proposal on or before January 23, 2010, we will consummate the acquisitions of the Allied Provident Organization, the Wimbledon Funds and some or all of the Stillwater Funds and other securities contemplated by the Amalphis Agreement, the Wimbledon Agreements and the relevant Stillwater Agreements, provided that the aggregate net asset value of all of the consummated acquisitions equals or exceeds the Minimum Acquisition. However, it is possible that factors outside ASSAC’s control could cause it to not occur at all.
Q:	What is the purpose of our approving the election of new directors?
A:	Marshall Manley has had a long and very successful career in running and managing, at the highest executive levels, major insurance businesses, including Home Insurance Co. Michael Kantor is recognized as a leader in government and brings to us a wealth of experience, contacts and access to capital. Jack Doueck has managed the assets of the Stillwater Funds through challenging economic times. The members of our current board of directors believe that such persons bring significant experience and expertise to assist us in both our internal and external future growth and in achieving our strategic plans following consummation of our contemplated acquisitions.
Q.	What vote is required to approve each of Proposals 1 through 7?
A.	The approval of the Acquisition Proposal (Proposal 1) requires the affirmative vote of the holders of a majority of our 11,500,000 publicly traded shares (the “Public Shares”) that are present in person or by proxy and entitled to vote at the Meeting. Notwithstanding the foregoing, if public shareholders holding 4,025,000 or more shares (or 35% of the total number of shares sold in our initial public offering) vote against the Transactions contemplated by the Acquisition Proposal and demand that we redeem their shares into cash, none of the above proposals will be adopted and the Closing will not occur.

The approval by ordinary resolution of the Repurchase Proposal (Proposal 2), the Securities Issuance Proposal (Proposal 3), the Increased Capital Proposal (Proposal 4) and the Board of Directors Proposal (Proposal 5) requires the affirmative vote of holders of a majority of all of our outstanding ordinary shares who vote in person or by proxy at the Meeting on such proposals, including the Insiders Shares.

The approval by special resolution of the Name Change Proposal (Proposal 6) and the Amendment Proposal (Proposal 7) requires the affirmative vote of the holders of two-thirds of our outstanding ordinary shares who vote in person or by proxy at the Meeting on such proposal, including the Insiders Shares.

Q.	What vote is required to approve the Adjournment and Postponement Proposal and the Other Matters Proposal?
A.	The approval of the Adjournment and Postponement Proposal (Proposal 8) and the Other Matters Proposal (Proposal 9) will require the affirmative vote of the holders of a majority of our shares that are present in person or by proxy and entitled to vote at the Meeting on such proposals, including the Insiders Shares.
Q.	What is the recommendation of the ASSAC board of directors concerning the proposals which are being presented to the shareholders?
A.	Our board of directors unanimously recommends to the ASSAC shareholders that they vote to adopt and approve ALL of the proposals, including, without limitation, the Acquisition Proposal, the Repurchase Proposal, the Securities Issuance Proposal, the Increased Capital Proposal, the Board of Directors Proposal, the Name Change Proposal, the Amendment Proposal, the Adjournment and Postponement Proposal and the Other Matters Proposal.

Q.	Do ASSAC shareholders have redemption rights?
A.	If you hold shares issued in our initial public offering and vote against Proposal 1 (the Acquisition Proposal), you will have the right to demand that we redeem and convert all of your ordinary shares into a pro rata portion of the cash held in the Trust Account described above if the Closing occurs. Such right is sometimes referred to herein as the “redemption right” or “conversion right.”

The per share redemption price is calculated as (a) the amount held in the Trust Account, including any undistributed interest earned thereon, less income taxes payable on the interest earned on the Trust Account (each calculated as of two business days prior to the Closing) and less (i) any portion of the underwriters’ deferred discount and (ii) any valid creditor claims, divided by (b) the 11,500,000 shares issued in ASSAC’s initial public offering. As of the date of this proxy statement an aggregate of $115.0 million is in the Trust Account. A total of $2.0 million of interest income, subject to adjustment, may be released to ASSAC to fund ASSAC’s working capital requirements, subject to availability. All parties who have contracted to render goods and services with ASSAC have agreed not to assert any claims against the Trust Account. Accordingly, ASSAC does not believe any creditor claims currently exist.

Holders of warrants issued by ASSAC do not have any redemption rights.

SIMPLY VOTING AGAINST THE PROPOSALS, OR CHECKING THE “EXERCISE REDEMPTION RIGHTS” BOX ON A PROXY CARD DOES NOT PROTECT YOUR REDEMPTION RIGHTS. YOU MUST ALSO TENDER ALL OF YOUR ORDINARY SHARES FOR REDEMPTION PRIOR TO THE DATE OF THE MEETING.

Q:	How do I exercise my redemption rights?
A.	If you are a holder of Public Shares and wish to exercise your redemption rights, you must do all of the following:
(i)	deliver your Public Shares to the Company’s transfer agent physically or electronically through the Depository Trust Company (“DTC”) prior to the Meeting (given the relatively short solicitation period, it is advisable for shareholders to use electronic delivery of the Public Shares);
(ii)	vote against the Acquisition Proposal; and
(iii)	prior to the vote on the Acquisition Proposal, demand that the Company redeem your Public Shares for a pro rata portion of the Trust Account.

Any action that does not include a vote against the Acquisition Proposal will prevent you from exercising your redemption rights. Your vote on any proposal other than the Acquisition Proposal will have no impact on your right to redeem your Public Shares, provided the Transactions are consummated.

You may exercise your redemption rights either by checking the box on the proxy card or by submitting your request in writing to Mark Zimkind of Continental Stock Transfer & Trust Company, the Company’s transfer agent, at the following: 17 Battery Place – Eighth Floor, New York, New York 10004, Tel: (212) 845-3287, Fax: (212) 616-7616. Shareholders who hold their securities in “street name” through a broker or bank will have the option to authorize their proxies to vote their securities electronically through the Internet or by telephone. As of the date of this proxy statement substantially all outstanding Public Shares are held in street name. If you hold your securities through a broker, bank or other nominee, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee who holds your securities for instructions on how to vote by these methods.

If you (i) initially vote for the Acquisition Proposal but then wish to vote against it and exercise your redemption rights, or (ii) initially vote against the Acquisition Proposal and wish to exercise your redemption rights but do not check the box on the proxy card providing for the exercise of your redemption rights or do not send a written request to the Company to exercise your redemption rights, or (iii) initially vote against the Acquisition Proposal but later wish to vote for it, you may request the Company to send you another proxy card on which you may indicate your intended vote. You may make such request by contacting the Company at the phone number or address listed at the end of this section.

Any request for redemption, once made, may be withdrawn at any time up to the closing of the vote taken with respect to the Acquisition Proposal at the Meeting. If you delivered your shares for redemption physically or electronically to the Company’s transfer agent and decide prior to the vote not to elect redemption, you may request that the Company’s transfer agent return the shares physically or electronically. You may make such request by contacting the Company’s transfer agent at the phone number or address listed at the end of this section.

Any corrected or changed proxy card must be received by the Company prior to the Meeting. No demand for redemption will be honored unless the holder’s Public Shares have been delivered physically or electronically to the transfer agent prior to the Meeting. Given the relatively short solicitation period, it is advisable for shareholders to use electronic delivery of the Public Shares to our transfer agent through the DTC by contacting the shareholder’s broker, bank or nominee. The Company’s transfer agent will receive the Public Shares on the same day that electronic delivery instructions are made.

Q:	How do I vote?
A.	If you hold your ordinary shares in “street name,” which means your ordinary shares are held of record by a broker, bank or nominee, you should contact yourbroker, bank or nominee to ensure that votes related to the ordinary shares you beneficially own are properly counted. In this regard, you must provide the record holder of your ordinary shares with instructions on how to vote your ordinary shares. Shareholders who hold their securities in “street name” through a broker or bank will have the option to authorize their proxies to vote their securities electronically through the Internet or by telephone. As of the date of this proxy statement substantially all outstanding Public Shares are held in street name. If you hold your securities through a broker, bank or other nominee, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee who holds your securities for instructions on how to vote by these methods. Votes submitted at any time prior to the Meeting will be accepted. However, to ensure that your vote is properly counted and to avoid any problems or unforeseen delays, you should submit your vote as early as possible and prior to midnight on the day before the Meeting. After such time, a holder will need to contact his bank, broker or nominee directly to vote or change his vote.

If you wish to attend the Meeting and vote in person, you must obtain a proxy from your broker, bank or nominee to vote your ordinary shares at the Meeting.

Q:	Since the Company’s IPO prospectus did not disclose that funds in the Trust Account might be used, directly or indirectly, to purchase Public Shares or that the Company make seek to effectuate a business combination outside of Asia, what are my legal rights?
A.	You should be aware that because the Company’s IPO prospectus did not disclose that funds in its Trust Account might be used, directly or indirectly, to purchase Public Shares other than from holders who have voted against the Acquisition Proposal and demanded that their Public Shares be redeemed for cash or that the Company may seek to effectuate a business combination outside of Asia, each holder of Public Shares at the time of the Transactions who purchased Public Shares in the IPO and still held such shares upon learning of these facts may bring securities law claims against the Company for rescission (under which a successful claimant has the right to receive the total amount paid for his or its securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). Such claims may entitle shareholders asserting them to up to $10.00 per share, based on the initial offering price of the shares in the IPO, less any amount received from sale of the original warrants purchased with them, plus interest from the date of the IPO (which, in the case of holders of Public Shares, may be more than the pro rata share of the Trust Account to which they are entitled on redemption or liquidation). Such claims could further diminish the amount of funds available following the Transactions for working capital and general corporate purposes. See “Business of ASSAC — Rescission Rights” below.
Q:	What do I do now?
A.	You are urged to carefully read and consider the information contained in this proxy statement, including the annexes, and to consider how the Acquisition Proposal will affect you as a shareholder of the Company. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.
Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A.	No. Under the rules of various U.S national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. The Company believes the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instructions.

If you do not provide instructions with your proxy or sign your proxy card your bank or broker may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank or broker is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will be counted for purposes of determining whether a quorum is present, but will not count for purpose of determining the number of votes cast at the Meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	What constitutes a quorum?
A.	Shareholders who hold a majority of the 14,000,000 issued and outstanding ASSAC ordinary shares as of the close of business on January 4, 2010, the record date for the Meeting and who are entitled to vote must be present in person or represented by proxy in order to constitute a quorum to conduct business at the Meetingor any adjournments or postponements thereof.
Q:	May I change my vote after I have submitted my proxy?
A.	Yes. If you are a ASSAC shareholder, you may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of three ways:
•	by sending a written notice of revocation to our transfer agent, Continental Stock Transfer & Trust Company, Proxy Services, 17 Battery Place – 8th Floor, New York, NY 10004, Tel. 212-509-4000 Ex 520;
•	by sending a completed proxy card bearing a later date than your original proxy card; or
•	by attending the Meeting and voting in person.

Your attendance at the Meeting alone will not revoke any proxy. If you choose any of the first two methods, you must take the described action no later than the beginning of the Meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

If you have exercised your redemption rights and change your vote on Proposal 1 to a vote in favor of Proposal 1, that change will also automatically revoke your exercise of redemption rights.

Q.	Do I have dissenters or appraisal rights under Cayman Islands law?
A.	Dissenting shareholders do not have appraisal or dissenters rights under Cayman Islands law. They are entitled to request redemption of their shares as described above under “If I have redemption rights, how do I exercise them?”

Q.	What happens if the Closing does not occur?
A.	If the Closing of the Minimum Acquisition does not occur by January 23, 2010, as required under our Articles, we will distribute to our public shareholders 100% of the $115.0 million in the Trust Account, including all the accrued interest not previously released to us, less income taxes payable on the interest earned on the Trust Account and less (i) any portion of the underwriters’ deferred discount and (ii) any valid creditor claims.

Except for the Northstar acquisition, which is subject to a number of closing conditions, including the approval and consent of the holders of 66.7% of the voting shares of Northstar (which has been obtained) and of the Northstar senior lender, as well as certain insurance regulatory approvals in Ireland, we anticipate that all of the Transactions contemplated by the Acquisition Proposal will be consummated by January 23, 2010, subject to certain rescission rights in favor of ASSAC with respect to the Stillwater Agreements. We will undertake to consummate the Northstar acquisition on or about March 31, 2010, although it is possible the closing may not occur until June 30, 2010. Assuming shareholder approval of the Acquisition Proposal on or before January 23, 2010, we will consummate the acquisitions of the Allied Provident Organization, the Wimbledon Funds and some or all of the Stillwater Funds and other securities contemplated by the Amalphis Agreement, the Wimbledon Agreements and the relevant Stillwater Agreements, provided that the aggregate net asset value of all of the consummated acquisitions equals or exceeds the Minimum Acquisition.

Q.	If I am not going to attend the Meeting in person, should I return my proxy card instead?
A.	Yes. After carefully reading and considering the information in this document, please fill out and sign your proxy card. Then return it in the return envelope as soon as possible, so that your shares may be represented at the Meeting. A properly executed proxy will be counted for the purpose of determining the existence of a quorum.
Q.	What will happen if I abstain from voting at the Meeting?
A.	The Company will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal, whether presented at the Meeting, as present for purposes of determining whether a quorum is present.

Abstentions, while considered present for the purposes of establishing a quorum at the Meeting, will have no effect on the Acquisition Proposal. An abstention on the Acquisition Proposal will preclude you from having your Public Shares redeemed for a pro rata portion of the trust account. In order to exercise your redemption rights, you must cast a vote against the Acquisition Proposal, make an election on the proxy card to redeem such Public Shares or submit a request in writing to the Company’s transfer agent at the address listed at the end of this section and deliver your shares to the Company’s transfer agent physically or electronically through DTC prior to the Meeting. Given the relatively short solicitation period, it is advisable for shareholders to use electronic delivery of the Public Shares to our transfer agent through the DTC by contacting the shareholder’s broker, bank or nominee. The Company’s transfer agent will receive the Public Shares on the same day that electronic delivery instructions are made.

Abstentions are not treated as votes under Cayman Islands law and the Articles and will not have any effect on any of the Repurchase Proposal, the Securities Issuance Proposal, the Increased Capital Proposal, the Board of Directors Proposal, the Name Change Proposal, the Amendment Proposal, the Adjournment and Postponement Proposal or the Other Matters Proposal.

Q.	Who is paying for this proxy solicitation?
A.	We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees and proxy solicitor may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but our proxy solicitation agent, Morrow & Co., LLC, will be paid a fee of up to $40,000 plus out-of-pocket expenses if it solicits proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Q.	Who can help answer my questions?
A.	If you have any questions about the acquisition or if you are an ASSAC shareholder and need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, Tel. 800-662-5200. If your shares of ASSAC are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

SELECTED HISTORICAL FINANCIAL INFORMATION OF ASSAC

You are being provided the following financial information to assist you in your analysis of the financial aspects of the Transactions.

Set forth below are balance sheet and statement of operations data of Asia Special Situation Acquisition Corp. as of June 30, 2009 and for the six months then ended (unaudited), as of December 31, 2008 and for the fiscal year then ended (audited) and as of December 31, 2007 and for the period March 22, 2007 (inception) to December 31, 2007 (audited). The selected financial information of ASSAC (presented in U.S. dollars) is only a summary and should be read in conjunction with ASSAC’s historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ASSAC” contained elsewhere in this proxy statement. The information presented may not be indicative of future performance of ASSAC or the combined company resulting from the consummation of the Transactions.

Balance Sheet Data	As of June 30, 2009 (unaudited)	As of December 31, 2008 (audited)	As of December 31, 2007 (audited)
Working capital (deficiency)	$(2,007,000)	$(809,000)	$(571,000)
Investment in Trust Account	$115,000,000	$115,000,000	—
Total assets	$115,646,000	$115,888,000	$1,035,000
Deferred underwriters’ fee	$3,450,000	$3,450,000	—
Total liabilities	$5,737,000	$4,475,000	$1,013,000
Value of ordinary shares which may be converted to cash ($10.00 per share)	$40,250,000	$40,250,000	—
Shareholders’ equity	$69,659,000	$71,163,000	$22,000

Statement of Operations Data	Six Months Ended June 30, 2009 (unaudited)	Year Ended December 31, 2008 (audited)	From inception (March 22, 2007) to December 31, 2007 (audited)
Formation, operating and other costs	$1,467,000	$1,902,000	$6,000
Net income (loss)	$(1,504,000)	$129,000	$(3,000)
Net income (loss) per ordinary share, basic and diluted, excluding shares subject to possible redemption	$(0.15)	$0.01	$0.00

SELECTED HISTORICAL FINANCIAL INFORMATION OF
ALLIED PROVIDENT ORGANIZATION

You are being provided the following financial information to assist you in your analysis of the financial aspects of the acquisition of the Allied Provident Organization. The financial results set forth below for the nine months ended September 30, 2009 are consolidated with the consolidated financial statements of Rineon Group, Inc, a Nevada corporation (“Rineon”). Both Rineon and Amalphis are inactive holding companies whose only operating assets and business is Allied Provident, a wholly-owned subsidiary of Amalphis, which in turn is owned by Rineon.

Set forth below are unaudited consolidated balance sheet and statement of operations data of the Allied Provident Organization as of September 30, 2009 and for the nine months then ended (unaudited) and as of and for the fiscal years ended December 31, 2007 and 2008 (audited). The selected financial information is only a summary and should be read in conjunction with Amalphis’ historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allied Provident Organization” contained elsewhere in this proxy statement. The information presented may not be indicative of future performance of the Allied Provident Organization or the combined company resulting from the Transactions.

Balance Sheet Data	As of September 30, 2009 (unaudited)	As of December 31, 2008 (audited)	As of December 31, 2007 (audited)
Working capital	$41,060,590	$29,851,191	$24,017,321
Total assets	$63,835,707	$33,177,815	$24,384,925
Total liabilities	$6,253,617	$3,326,624	$367,604
Shareholders’ equity	$54,407,381	$29,851,191	$24,017,321

Statement of Operations Data	Nine Months Ended September 30, 2009 (unaudited)	Year ended December 31, 2008 (audited)	From inception (November 9, 2007) to December 31, 2007 (audited)
Net underwriting income	$10,297,802	$9,197,489	$450,000
Investment income	$11,167,904	$5,809,338	$35,000
Total income	$21,465,706	$15,006,827	$485,000
Incurred losses and policy acquisition costs	$10,016,668	$9,111,327	$320,703
General and administrative expenses	$239,640	$102,770	$46,976
Income from operations	$11,209,399	$5,792,730	$117,321
Net income	$9,135,660	$5,833,870	$117,321

SELECTED HISTORICAL FINANCIAL INFORMATION OF NORTHSTAR

You are being provided the following financial information to assist you in your analysis of the financial aspects of the acquisition of Northstar.

Set forth below are unaudited consolidated balance sheet and statement of operations data of Northstar Group Holdings, Ltd. as of September 30, 2009 and for the six months then ended (unaudited) and as of and for the fiscal years ended March 31, 2009 (unaudited) and March 31, 2008 and 2007 (audited). The selected financial information of Northstar is only a summary and should be read in conjunction with Northstar’s historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Northstar” contained elsewhere in this proxy statement. The information presented may not be indicative of future performance of Northstar or the combined company resulting from the consummation of the Transactions.

Northstar Group Holdings, Ltd.
Consolidated Balance Sheet
(expressed in United States Dollars)

	As of September 30, 2009 (unaudited)	As of March 31, 2009 (unaudited)	As of March 31, 2008 (audited)	As of March 31, 2008 (audited)
Assets
Cash and cash equivalents	$1,769,920	$877,920	$14,949,502	$13,014,545
Restricted cash balances	$8,117,602	$26,552,464	$13,700,332	$2,142,502
Tracking stock investments	$133,120,286	$135,444,664	$170,359,093	$208,568,879
Investments supporting insurance liabilities	$37,662,142	$34,052,939	$101,845,243	$58,063,502
Funds withheld	$489,410,257	$487,923,351	$498,688,678	$364,648,583
Unrealised gain (loss) on SWAP transactions	—	—	$7,856,036	$(726,267)
Reinsurance balances receivable	—	$75,319	$21,744,516	$12,747,586
Deferred acquisition costs	$110,214,271	$120,845,945	$142,345,172	$116,135,121
Other assets	$2,027,883	$2,424,317	$3,189,339	$5,145,260
Total assets	$782,322,361	$808,196,919	$974,677,911	$779,739,711
Liabilities and shareholders’ equity
Future policy benefits	$51,917,188	$89,005,531	$198,333,285	$109,175,660
Interest sensitive contract liabilities	$576,663,839	$575,778,117	$594,135,959	$439,065,085
Short term debt	$10,000,000	$10,000,000	$8,000,000	$8,000,000
Reinsurance balances payable	$21,240,051	$28,591,419	$25,014,305	$21,352,167
Due to shareholders	$218,777	$218,778	$632,217	$16,851,923
Accounts payable and accrued liabilities	$699,118	$2,317,077	$1,295,264	$2,165,265
Total liabilities	$660,738,973	$705,910,922	$827,411,030	$596,610,100
Shareholders’ equity
Common shares	$2,132,845	$2,132,845	$2,154,511	$2,129,313
Additional paid in capital	$153,410,987	$153,410,987	$153,410,987	$150,873,908
Retained earnings (deficit)	$(33,960,444)	$(53,257,835)	$(8,298,617)	$30,126,390
Total shareholders’ equity	$121,583,388	$102,285,997	$147,266,881	$183,129,611
Total liabilities and shareholders’ equity	$782,322,361	$808,196,919	$974,677,911	$779,739,711

Northstar Group Holdings, Ltd.
Consolidated Statement of Earnings
(expressed in United States Dollars)

	Six months ended September 30, 2009 (unaudited)	Year ended March 31, 2009 (unaudited)	Year ended March 31, 2008 (audited)	Year ended March 31, 2007 (audited)
Revenues
Net premiums earned	$11,027,742	$59,571,749	$262,903,202	$272,928,325
Investment gains (loss) on tracking stock investments	$1,579,477	$(31,249,156)	$(27,044,639)	$20,664,215
Investment gains (loss) on available-for-sale investments	$3,228,047	$(8,849,512)	$(362,410)	$4,072
Gain (loss) on SWAP derivatives	—	$1,767,458	$9,757,834	$(666,225)
Interest and fees on policyholder contracts	$23,258,708	$20,869,814	$20,184,230	$19,762,442
Other Income	$600,785	$1,231,915	$1,638,698	$630,050
Total revenue	$39,694,759	$43,342,268	$267,076,915	$313,322,879
Benefits and Expenses
Change in benefit reserves	$(47,580,903)	$(141,569,753)	$241,630,812	$256,112,834
Claims and other policy benefits	$25,687,262	$49,706,988	$41,334,268	$28,855,949
Letter of credit charges	$220,725	$1,153,960	$962,231	$533,682
Insurance Expenses	$39,991,575	$158,277,913	$8,602,457	$6,492,348
Losses (gains) on foreign exchange	$1,669	$14,394,715	$8,151,305	$(59,560)
Operating expenses	$2,077,040	$6,337,663.00	$4,820,849	$4,861,587
Total benefits & expenses	$20,397,368	$88,301,486	$305,501,922	$296,796,840
Net income (loss)	$19,297,391	$(44,959,218)	$(38,425,007)	$16,526,039

SELECTED PRO FORMA FINANCIAL INFORMATION

We have presented below the selected unaudited pro forma condensed consolidated financial data that reflects the result of the Transactions and is intended to provide you with a better picture of what our businesses might have looked like had they actually been combined. The condensed consolidated financial data may have been different had the companies actually been combined. The selected unaudited pro forma condensed consolidated financial data do not reflect the effect of asset dispositions, if any, or cost savings that may result from the Transactions, and assumes that all of the assets of the Stillwater Funds will be acquired. The selected pro forma financial information is only a summary and should be read in conjunction with the unaudited pro forma condensed combined financial statements contained elsewhere in this proxy statement. The information presented may not be indicative of future performance of ASSAC or the combined company resulting from the Transactions. You should not rely on the selected unaudited pro forma condensed consolidated financial data as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the Transactions.

The following unaudited pro forma summary financial information has been prepared assuming that the Transactions have occurred at the beginning of the applicable period for pro forma statements of operations data and at the respective date for pro forma balance sheet data. The assets and liabilities of the Stillwater Funds and the Wimbledon Funds are estimates which are subject to appraisal and audit after the Closing.

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data
(In United States Dollars)

	June 30, 2009
	Maximum Approval	Reflects Redemption/Buy Back of 7,475,000 Ordinary Shares
Total assets	$1,524,542,000	$1,449,044,000
Total liabilities	$691,968,000	$691,968,000
Shareholders’ equity	$832,574,000	$757,076,000

Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data
(In United States Dollars)

	For the six months ended June 30, 2009
Total revenues	$52,095,000	$52,095,000
Total expenses	$33,520,000	$33,520,000
Net income (loss)	$18,575,000	$18,575,000
Loss Per Share: Basic and Diluted	$0.15	$0.16
Weighted Average Shares Outstanding: Basic and Diluted	119,653,000	112,178,000

	For the year ended December 31, 2008
Total revenues	$60,811,000	$60,811,000
Total expenses	$110,110,000	$110,110,000
Net income (loss)	$(49,299,000)	$(49,299,000)
Loss Per Share: Basic and Diluted	$(0.41)	$(0.44)
Weighted Average Shares Outstanding: Basic and Diluted	118,931,000	111,456,000

PRICE RANGE OF SECURITIES AND DIVIDENDS

ASSAC

ASSAC’s ordinary shares are traded on the NYSE Amex Exchangeunder the symbol “CIO” and its units and warrants are traded under the symbols “CIO.U” and “CIO.WS”, respectively. While we intend to apply to have our shares listed in the NYSE after the Closing, we cannot assure you that any of our securities will be listed on the NYSE or will continue to be quoted on the NYSE Amex Exchange.

Our units were approved for listing on the NYSE Amex Exchange on January 16, 2008. Commencing on February 13, 2008, the ordinary shares and warrants included in our units began trading separately. The table below sets forth, for the calendar quarters indicated, the high and low sales prices for the securities as reported on the NYSE Amex Exchange in U.S. dollars.

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low
2008:
First Quarter(1)	$9.15	$8.95	$0.85	$0.40	$10.04	$9.35
Second Quarter	$9.25	$9.03	$0.64	$0.40	$9.86	$9.25
Third Quarter	$9.44	$8.75	$0.53	$0.06	$9.86	$8.76
Fourth Quarter	$9.15	$8.05	$0.17	$0.04	$9.14	$8.00
2009:
First Quarter	$9.85	$9.00	$0.18	$0.01	$9.48	$9.01
Second Quarter	$9.61	$9.20	$0.34	$0.18	$9.77	$9.39
Third Quarter	$9.89	$9.57	$0.31	$0.20	$10.00	$9.74
Fourth Quarter	$9.95	$9.84	$0.45	$0.07	$10.21	$9.75

(1)	Includes the period from February 13, 2008 through March 31, 2008 with respect to our ordinary shares and warrants and the period from January 16, 2008 through March 31, 2008 with respect to our units.

Holders of ASSAC Ordinary Shares

Holders of our ordinary shares, warrants and units should obtain current market quotations for their securities. The market price of these securities could vary at any time before the acquisition is completed. On January 4, 2010, the closing prices of our ordinary shares, warrants and units were $9.94, $0.07 and $9.90, respectively.

As of December 31, 2009, there were approximately nine record holders of record of our ordinary shares and we had 14,000,000 shares issued and outstanding. Because brokers and other institutions hold many of the shares on behalf of shareholders, we are unable to determine the actual number of shareholders represented by these record holders.

Dividends

We have never declared or paid cash dividends on our ordinary shares. We currently anticipate that we will retain all future earnings to fund the operation of our business and do not anticipate paying dividends on our ordinary shares in the foreseeable future.

Post-Acquisition Payment of Dividends.  The payment of dividends by the combined company in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the acquisition. The payment of any dividends subsequent to that time will be within the discretion of the board of directors serving at that time. Loans or credit facilities may also limit the combined company’s ability to pay dividends.

Amalphis

Historical market price information regarding Amalphis’ equity securities is not provided because there is no public market for such equity securities.

As of December 31, 2009, there were two holders of Amalphis’ equity securities.

Dividends

Amalphis has not paid any dividends on its equity securities since inception.

Northstar

Historical market price information regarding Northstar’s equity securities is not provided because there is no public market for such equity securities.

As of December 31, 2009, there were twelve holders of Northstar’s equity securities.

Dividends

Northstar has not paid any dividends on its equity securities since inception.

FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “contemplate,” “believe,” “estimate,” “intend,” “plan” “is/are likely to” and “continue” or similar words. You should read statements that contain these words carefully because they: discuss future expectations; contain projections of future results of operations or financial condition; or state other “forward-looking” information.

Forward-looking statements in this proxy statement may include, for example, the following statements about the Company, the Targets and the Transactions:

•	ability to complete the Transactions;
•	the benefits of the Transactions;
•	the impairment of other financial institutions and its effect on our business;
•	requirements to post collateral or make payments due to declines in market value of assets subject to our collateral arrangements;
•	the fact that the adverse change in mortality, morbidity, lapsation or claims experience; determination of allowances and impairments taken on our investments is highly subjective;
•	adverse changes in mortality, morbidity, lapsation or claims experience;
•	adverse capital and credit market conditions and their impact on our liquidity, access to capital and cost of capital;
•	changes in our financial strength and credit ratings and the effect of such changes on our future results of operations and financial condition;
•	inadequate risk analysis and underwriting;
•	general economic conditions or a prolonged economic downturn affecting the demand for insurance and reinsurance in our current and planned markets;
•	the availability and cost of collateral necessary for regulatory reserves and capital;
•	market or economic conditions that adversely affect the value of our investment securities or result in the impairment of all or a portion of the value of certain of our investment securities;
•	market or economic conditions that adversely affect our ability to make timely sales of investment securities;
•	risks inherent in our risk management and investment strategy, including changes in investment portfolio yields due to interest rate or credit quality changes;
•	fluctuations in U.S. or foreign currency exchange rates, interest rates, or securities and real estate markets;
•	adverse litigation or arbitration results;
•	the adequacy of reserves, resources and accurate information relating to settlements, awards and terminated and discontinued lines of business;
•	the stability of and actions by governments and economies in the markets in which we operate;
•	competitive factors and competitors’ responses to our initiatives;
•	the success of our clients;
•	successful execution of our entry into new markets;
•	successful development and introduction of new products and distribution opportunities;
•	regulatory action that may be taken by state Departments of Insurance with respect to the Insurance Companies;

•	our dependence on third parties, including those insurance companies and reinsurers to which we cede some reinsurance, third-party investment managers and others;
•	the threat of natural disasters, catastrophes, terrorist attacks, epidemics or pandemics anywhere in the world where we or our clients do business;
•	changes in laws, regulations, and accounting standards applicable to the Insurance Companies;
•	the effect of our status as an holding company and regulatory restrictions on our ability to pay principal of and interest on its debt obligations; and
•	other risks and uncertainties described in this document or the accompanying prospectus, including under the caption “Risk Factors” and in our other filings with the SEC.

The forward-looking statements contained in this proxy statement are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments will be those that they have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of these companies) and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include those factors described under the heading “Risk Factors.” Specifically, some factors that could cause actual results to differ include:

•	the Company’s ability to complete its initial business combination within the specified time limits;
•	officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company’s business or in approving the Transactions;
•	success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors following the Transactions;
•	the potential liquidity and trading of the Company’s public securities;
•	the Company’s revenues and operating performance;
•	changes in overall economic conditions;
•	changes in insurance or tax regulations;
•	anticipated business development activities of the Company following the Transactions;
•	risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and
•	other risks referenced from time to time in the Company’s filings with the SEC.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Neither the Company nor any Target undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Except to the extent required by applicable laws and regulations, neither the Company nor any Target undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

All forward-looking statements included in this proxy statement attributable to us, a Target, or to any person acting on such party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent that applicable laws and regulations require, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the proposals described in this proxy statement, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement could have a material adverse effect on us.

OUR EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to our shareholders as part of the solicitation of proxies by our board of directors for use at the Meeting.

Date, Time and Place.  We will hold the Meeting at 10:00 a.m., New York time, on January 19, 2010, at the offices of Hodgson Russ LLP, counsel for the Company, at 1675 Broadway, 24th Floor, New York, New York 10036, to vote on the below proposals.

Purpose.  At the Meeting, holders of our shares will be asked:

1. to approve by ordinary resolution the following acquisitions by ASSAC (“Proposal 1” or the “Acquisition Proposal”):

(a) in exchange for up to approximately 541,250 ASSAC Series A Fixed Price Mandatory Convertible Preferred Shares (the “Preferred Shares”) plus additional consideration payable to Stillwater for the provision of certain services, the assets and liabilities or equity interests of various pooled investment vehicles (the “Stillwater Funds”) managed by Stillwater Capital Partners, Inc., a New York corporation (“Stillwater”), and/or its affiliates, in accordance with the terms of various merger and asset purchase agreements, each effective as of December 31, 2009, by and among ASSAC, Stillwater, the Stillwater Funds, and certain recently formed acquisition subsidiaries of ASSAC (the “Stillwater Agreements”);

(b) in exchange for 57,000 Preferred Shares, an 81.5% controlling interest in Amalphis Group, Inc., a British Virgin Islands company (“Amalphis”), and its wholly-owned subsidiary, Allied Provident Insurance Company Ltd., a Barbados company (“Allied Provident” and with Amalphis, the “Allied Provident Organization”), through the purchase of 57,000 shares of Amalphis Series B convertible preferred stock, and in exchange for 30,000 Preferred Shares, $40.0 million of convertible preferred stock of an unrelated public company owned by Amalphis, all in accordance with the terms of a Share Exchange Agreement, effective as of December 31, 2009, by and among ASSAC, Amalphis and the other shareholders of Amalphis (the “Amalphis Agreement”);

(c) in exchange for 114,000 Preferred Shares, the assets and investments held by Wimbledon Financing Master Fund Ltd., a Cayman Islands exempted company, and Wimbledon Real Estate Financing Fund Ltd., a Cayman Islands exempted company (collectively, the “Wimbledon Funds”), each managed by Weston Capital Asset Management LLC, a Delaware limited liability company (“Weston”), in accordance with the terms of asset purchase agreements, effective as of December 31, 2009, by and among ASSAC, Amalphis, Allied Provident, Weston, the Wimbledon Funds, and a recently formed acquisition subsidiary of Allied Provident (the “Wimbledon Agreements”); and

(d) for a purchase price of $7.0 million and security for the release of certain collateral, all of the equity of Northstar Group Holdings, Ltd.., a Bermuda company (“Northstar”), and its wholly-owned subsidiaries, Northstar Reinsurance, Ltd., a Bermuda company (“Northstar Bermuda”), and Northstar Reinsurance Ireland Ltd., an Ireland company (“Northstar Ireland” and, together with Northstar and Northstar Bermuda, the “Northstar Companies”), in accordance with the terms of a non-binding letter of intent, dated as of December 22, 2009, by and among ASSAC, Northstar, Commerzbank AG and the other equity holders of Northstar (the “Northstar Agreement”);

2. to approve by ordinary resolution the potential repurchase of ASSAC ordinary shares from, or entry into one or more purchase or similar agreements with, any one or more of our shareholders in connection with the acquisition and related transactions (“Proposal 2” or the “Repurchase Proposal”);

3. to approve by ordinary resolution the issuance of ordinary shares, preferred shares, options, warrants and/or convertible securities in connection with the Acquisition Proposal and the Transactions that would result in an increase in the number of our potentially outstanding ordinary shares by more than 20% (“Proposal 3” or the “Securities Issuance Proposal”);

4. to approve by ordinary resolution the increase of our authorized ordinary shares from 50,000,000 ordinary shares of $0.0001 par value each to 350,000,000 ordinary shares of $0.0001 par value each and an increase in the number of our authorized preferred shares to 10,000,000 preferred shares of $0.0001 par value each (“Proposal 4” or the “Increased Capital Proposal”);

5. to ratify and approve by ordinary resolution the election of Dr. Gary Hirst, Arie Jan van Roon, Leonard de Waal, Arie Bos, Keith Laslop, Marshall Manley, Michael Kantor and Jack Doueck as members of the board of directors of ASSAC upon consummation of the transactions contemplated by the Acquisition Proposal (“Proposal 5” or the “Board of Directors Proposal”);

6. to approve by special resolution the change of the corporate name of ASSAC to “Gerova Financial Group, Ltd.”(“Proposal 6” or the “Name Change Proposal”);

7. to adopt by special resolution the Second Amended and Restated Memorandum and Articles of Association of the Company, in the form annexed hereto as Annex A, to be effective upon the Closing, to, among other things: (a) provide for our perpetual existence; (b) provide for the election of directors to serve for staggered three year terms; and (c) remove Article 168 through Article 174 from our Amended and Restated Memorandum and Articles of Association (the “Articles”) (and a consequential change to Article 163 to remove a cross-reference to Article 171), which, among other blank check company restrictions, requires us to liquidate and dissolve in the event that we do not consummate a business combination within 24 months after the completion of our initial public offering (“Proposal 7” or the “Amendment Proposal”);

8. to approve by ordinary resolution any adjournment or postponement of the Meeting to a later date or dates if necessary for the purpose of soliciting additional proxies if there are insufficient votes at the time of the Meeting (“Proposal 8” or the “Adjournment and Postponement Proposal”); and

9. to approve by ordinary resolution the transaction of such other business as may properly come before the Meeting or any adjournment or postponement thereof (“Proposal 9” or the “Other Matters Proposal”).

Shareholder approval of the Acquisition Proposal is required for the transactions contemplated by the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement (the “Transactions”). In addition to approval of the Acquisition Proposal (Proposal 1), the Transactions are conditional upon shareholder approval of Proposals 2 through 4. Approval of Proposals 2 through 7 is conditional upon approval of the Acquisition Proposal (Proposal 1).

If approved, Proposals 2 through 7 will be effective upon the consummation of the Transactions, which for these purposes also includes the Minimum Acquisition (the “Closing”). If Proposals 1 through 4 are approved by our shareholders, but our shareholders fail to approve any or all of Proposals 5 through 7, we will proceed with the Closing. Thereafter, following the Closing, our board of directors will re-present any or all of Proposals 5 through 7 to the shareholders for a vote at a future extraordinary general meeting or annual general meeting of shareholders. It may be expected that the requisite majority of our shareholders after the Closing will vote their ASSAC shares in favor of the adoption of any or all of such proposals, if and to the extent any of them are required to be presented for a vote of shareholders. In the event that the holders of a majority of the 11,500,000 publicly traded ASSAC ordinary shares (the “Public Shares”) who vote in person or by proxy at the Meeting vote in FAVOR of the Acquisition Proposal (Proposal 1), ASSAC will proceed with the Closing, subject to the satisfaction of the conditions precedent set forth in the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement, if Proposals 2 through 4 are also approved by our shareholders at the Meeting.

The approval by ordinary resolution of the Acquisition Proposal requires the affirmative vote of the holders of a majority of the Public Shares who vote in person or by proxy at the Meeting on such proposal. The approval by ordinary resolution of Proposals 2, 3, 4, 5, 8 and 9 requires the affirmative vote of the holders of a majority of all of our outstanding ordinary shares who vote in person or by proxy at the Meeting on such proposals, which includes our 2,500,000 ordinary shares that were issued prior to our initial public offering, or IPO (the “Insiders Shares”). Holders of the Insiders Shares have agreed to vote their shares at the Meeting in the same manner as are voted by the holders of our 11,500,000 publicly traded shares (the “Public Shareholders”) who vote at the Meeting.

The approval by special resolution of Proposals 6 and 7 requires the affirmative vote of the holders of not less than two-thirds of our outstanding ordinary shares who vote in person or by proxy at the Meeting on such proposals, which includes the Insiders Shares. Notwithstanding the foregoing, if Public Shareholders owning 35% or more of the ordinary shares issued by ASSAC vote against the Acquisition Proposal and demand that we redeem their shares into cash we will not proceed with the Closing. Holders of a majority of all of our outstanding ordinary shares present in person or by proxy are necessary to constitute a quorum to hold the Meeting and/or vote on any proposal presented at the Meeting.

The transactions contemplated by the Northstar Agreement are also subject to the approval and consent of the holders of 66.7% of the voting shares of Northstar (which has been obtained) and of the Northstar senior lender, as well as certain insurance regulatory approvals in Ireland. The transactions contemplated by the Stillwater Agreements are subject to the approval of the general partner, and a majority in interest, of the limited partners of the Stillwater Funds domiciled in Delaware (the “Stillwater Delaware Funds”) and a majority of the directors of the Stillwater Funds domiciled in the Cayman Islands (the “Stillwater Cayman Funds”). The transactions contemplated by the Wimbledon Agreements are subject to the approval of a majority of the directors of the Wimbledon Funds. The general partner of the Stillwater Delaware Funds and the directors of the Stillwater Cayman Funds and the Wimbledon Funds have approved or are expected to approve the relevant Stillwater Agreements and the Wimbledon Agreements.

Except for the Northstar acquisition, which is subject to a number of closing conditions, including the approval and consent of the holders of 66.7% of the voting shares of Northstar (which has been obtained) and of the Northstar senior lender, as well as certain insurance regulatory approvals in Ireland, we anticipate that all of the Transactions contemplated by the Acquisition Proposal will be consummated by January 23, 2010, subject to certain rescission rights in favor of ASSAC with respect to the Stillwater Agreements. We will undertake to consummate the Northstar acquisition on or about March 31, 2010, although it is possible the closing may not occur until June 30, 2010. Assuming shareholder approval of the Acquisition Proposal on or before January 23, 2010, we will consummate the acquisitions of the Allied Provident Organization, the Wimbledon Funds and some or all of the Stillwater Funds and other securities contemplated by the Amalphis Agreement, the Wimbledon Agreements and the relevant Stillwater Agreements, provided that the aggregate net asset value of all of the consummated acquisitions equals or exceeds the Minimum Acquisition.

Our board of directors has approved the transactions contemplated by the Acquisition Proposal, the redemption of securities held by certain ASSAC shareholders, the issuance of additional ASSAC securities, the increase in our authorized share capital, and the Amended Articles. Our board of directors therefore recommends that you vote or instruct your vote to be cast “FOR” the approval of the Acquisition Proposal, “FOR” the approval of the Repurchase Proposal, “FOR” the approval of the Securities Issuance Proposal, “FOR” the approval of the Increased Capital Proposal, “FOR” the approval of the Board of Directors Proposal, “FOR” the approval of the Name Change Proposal, “FOR” the approval of the Amendment Proposal, “FOR” the approval of the Adjournment and Postponement Proposal, and “FOR” the approval of the Other Matters Proposal.

Our board of directors has also determined that the fair market value of the Targets is at least 80% of our net assets, which is necessary to satisfy the provisions of our Articles enabling us to proceed with the Closing. The fair market value of the Targets was determined by ASSAC’s board of directors based upon standards generally accepted by the financial community, such as actual and potential revenues, investment returns, net asset values, earnings and cash flow.

If we do not consummate the Minimum Acquisition by January 23, 2010 (24 months after the completion of our initial public offering), as required under our Articles, we will dissolve and distribute to our public shareholders 100% of the $115.0 million in the Trust Account, including all the accrued interest not previously released to us, plus any remaining net assets, subject to possible claims.

Record Date; Who is Entitled to Vote.  You will be entitled to vote or direct votes to be cast at the Meeting if you owned our shares as of the close of business on January 4, 2010, which is the record date for the Meeting. When voting on the proposals, you will have one vote for each ordinary share that you owned at the close of business on the record date. Our warrants do not have any voting rights with respect to the Meeting and (except for the shares included therein) our units do not have any separate voting rights at the

Meeting. At the close of business on the record date, 14,000,000 of our ordinary shares are issued and outstanding, of which 11,500,000 of our shares are owned by our public shareholders.

Vote Required

Vote Required to Approve the Acquisition Proposal

The approval of the Acquisition Proposal (Proposal 1) requires the affirmative vote of the holders of a majority of the Public Shares that are present in person or by proxy and entitled to vote at the Meeting. Any shares that are present in person or by proxy at the Meeting but that abstain or fail to vote on the Acquisition Proposal will be counted in determining whether or not a quorum is present at the Meeting but will not be counted as shares that have been voted in favor of or against the Acquisition Proposal. However, we will not be able to proceed with the Closing if the holders of 4,025,000 or more Public Shares, an amount equal to 35% of the Public Shares, vote against the Acquisition Proposal and demand that we redeem their shares for cash. The remaining proposals will not be presented to the shareholders for a vote unless our shareholders approve the Acquisition Proposal. If the Acquisition Proposal is not approved by the shareholders, we will not be able to proceed with the Closing regardless of whether any of the other proposals have been approved.

Vote Required to Approve the Repurchase Proposal

The approval of the Repurchase Proposal (Proposal 2) requires the affirmative vote of holders of a majority of all of our outstanding ordinary shares who vote in person or by proxy at the Meeting.

Vote Required to Approve the Securities Issuance Proposal

The approval of the Securities Issuance Proposal (Proposal 3) requires the affirmative vote of holders of a majority of all of our outstanding ordinary shares who vote in person or by proxy at the Meeting.

Vote Required to Approve the Increased Capital Proposal

The approval of the Increased Capital Proposal (Proposal 4) requires the affirmative vote of holders of a majority of all of our outstanding ordinary shares who vote in person or by proxy at the Meeting.

Vote Required to Approve the Board of Directors Proposal

The approval of the Board of Directors Proposal (Proposal 5) requires the affirmative vote of holders of a majority of all of our outstanding ordinary shares who vote in person or by proxy at the Meeting.

Vote Required to Approve the Name Change Proposal

The approval of the Name Change Proposal (Proposal 6) requires the affirmative vote of holders of two-thirds of all of our outstanding shares who vote in person or by proxy at the Meeting.

Vote Required to Approve the Amendment Proposal

The approval of the Amendment Proposal (Proposal 7) requires the affirmative vote of holders of two-thirds of all of our outstanding shares who vote in person or by proxy at the Meeting.

Vote Required to Approve the Adjournment and Postponement Proposal and the Other Matters Proposal

The approval of the Adjournment and Postponement Proposal (Proposal 8) and the Other Matters Proposal (Proposal 9) requires the affirmative vote of holders of a majority of all of our outstanding ordinary shares who vote in person or by proxy at the Meeting.

Our insider shareholders (including Ho Capital Management LLC and Allius Limited) and our officers and directors, who own in the aggregate 2,500,000 of our ordinary shares, have agreed to vote all of their shares in accordance with the majority of holders of the Public Shares who are present in person or by proxy at the Meeting. As used in this proxy statement, “in accordance with the majority” means that these initial shareholders will vote all of the shares that they owned immediately before our initial public offering either for or against a proposal, as determined by the requisite vote (a majority or two thirds, as applicable) of the holders of our Public Shares on the applicable proposals presented at the Meeting.

Voting Your Shares

Each ordinary share you own in your name entitles you to one vote on the applicable proposals. Your proxy card shows the number of ordinary shares you own. There are three ways to vote your ordinary shares:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Board of Directors, “FOR” the Acquisition Proposal, “FOR” the Repurchase Proposal, “FOR” the Securities Issuance Proposal, “FOR” the Increased Capital Proposal, “FOR” the Board of Directors Proposal, “FOR” the Board of Directors Proposal, “FOR” the Name Change Proposal, “FOR” the Amendment Proposal and, if required, “FOR” the Adjournment and Postponement Proposal, and “FOR” the Other Matters Proposal.
•	You can attend the Meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee in order to vote your shares at the Meeting. That is the only way we can be sure that the broker, bank or nominee has not already voted your ordinary shares.
•	Shareholders who hold their securities in “street name” through a broker or bank will have the option to authorize their proxies to vote their securities electronically through the Internet or by telephone. As of the date of this proxy statement substantially all outstanding Public Shares are held in street name. If you hold your securities through a broker, bank or other nominee, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee who holds your securities for instructions on how to vote by these methods. Votes submitted at any time prior to the Meeting will be accepted. However, to ensure that your vote is properly counted and to avoid any problems or unforeseen delays, you should submit your vote as early as possible and prior to midnight on the day before the Meeting. After such time, a holder will need to contact his bank, broker or nominee directly to vote or change his vote.

Redemption Rights

Pursuant to the Articles, any of the Company’s holders of Public Shares on the record date who vote their Public Shares against the Acquisition Proposal may also demand such shares be redeemed for a pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Transactions. If the redemption request is properly made and the Transactions are consummated, these Public Shares will be cancelled following payment of the redemption proceeds from the Trust Account with the appropriate entries being made on the Company’s Register of Members (Shareholders).

Company shareholders who seek to exercise this redemption right must vote against the Acquisition Proposal and affirmatively elect redemption of their Public Shares. Abstentions and broker non-votes do not satisfy this requirement. Shareholders seeking to exercise their redemption rights must also either check the box on the proxy card providing for the exercise of redemption rights or submit a request in writing to Continental Stock Transfer & Trust Company, the Company’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
Proxy Services
17 Battery Place – Eighth Floor
New York, New York 10004
Tel: (212) 845-3287
Fax: (212) 616-7616
Attn: Mark Zimkind

Shareholders who hold their securities in “street name” through a broker or bank will have the option to authorize their proxies to vote their securities electronically through the Internet or by telephone. As of the date of this proxy statement substantially all outstanding Public Shares are held in street name. If you hold your securities through a broker, bank or other nominee, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee who holds your securities for instructions on how to vote by these methods.

Additionally, shareholders demanding redemption must deliver their Public Share certificates physically or electronically through the DTC to the Company’s transfer agent prior to the Meeting. Given the relatively short solicitation period, it is advisable for shareholders to use electronic delivery of the Public Shares to our transfer agent through the DTC by contacting the shareholder’s broker, bank or nominee. The Company’s transfer agent will receive the Public Shares on the same day that electronic delivery instructions are made.

If a shareholder (i) initially votes for the Acquisition Proposal but then wishes to vote against it and exercise its redemption rights, or (ii) initially votes against the Acquisition Proposal and wishes to exercise its redemption rights but does not check the box on the proxy card providing for the exercise of its redemption rights or does not send a written request to the Company’s transfer agent to exercise its redemption rights or (iii) initially votes against the Acquisition Proposal but later wishes to vote for it, the shareholder may request the Company to send to the shareholder another proxy card on which the shareholder may indicate the shareholder’s intended vote. The shareholder may make such request by contacting the Company at the following telephone number or address:

Asia Special Situation Acquisition Corp.
c/o Continental Stock Transfer & Trust Company
Proxy Services
17 Battery Place – Eighth Floor
New York, New York 10004
(212) 509-4000 Ext. 520

You may also contact Morrow & Co., LLC, the Company’s proxy solicitor, at:

Morrow & Co., LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200

Any request for redemption, once made, may be withdrawn at any time until the vote is taken with respect to the Acquisition Proposal at the Meeting. Any corrected or changed proxy card must be received by the Company prior to the Meeting. Shareholders who have delivered shares physically or electronically to the Company’s transfer agent but decided prior to the Meeting not to exercise their redemption rights may request that the Company’s transfer agent return the share certificate physically or electronically. Shareholders may make such request by contacting the Company’s transfer agent, Continental Stock Transfer & Trust Company, at the telephone number or address set forth above.

If the holders of more than 4,024,999 Public Shares (an amount equal to one share less than 35% of the Public Shares) vote against the Acquisition Proposal and properly demand redemption of their Public Shares, the Company will not be able to consummate the Transactions.

The closing price as reported by NYSE Amex of the Company’s ordinary shares on the record date was $9.94. The cash held in the Trust Account as of December 31, 2009 was approximately $115,000,000 ($10.00 per Public Share). Prior to exercising redemption rights, shareholders should verify the market price of the ordinary shares as they may receive higher proceeds from the sale of their ordinary shares in the open market than from exercising their redemption rights if the market price per share is higher than the redemption price. The Company cannot assure its shareholders they will be able to sell their ordinary shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the Company’s securities when the Company’s shareholders wish to sell their shares.

If you properly exercise your redemption rights and the Transactions are consummated, your Public Shares will be cancelled following payment of the redemption proceeds from the Trust Account and the appropriate entries being made on the Company’s Register of Members (Shareholders).

Warrantholders have no right to receive funds held in the Trust Account as to the public warrants they hold. If the Company does not consummate the Transactions and fails to complete an initial business combination by January 23, 2010, the Company will be required to dissolve and liquidate and all warrants will expire worthless.

In considering whether to exercise their redemption rights, a United States shareholder should consider, among other factors, the tax consequences to him if we are determined to be a passive foreign investment company under U.S. tax law. See “Risk Factors — We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse United States federal income tax consequences to U.S. holders” and “Proposal 1: The Acquisition Proposal — Material U.S. Federal Income Tax Consequences of the Proposed Acquisition.”

Solicitation Costs

We are soliciting proxies on behalf of our board of directors. This solicitation is being made by mail but also may be made in person or by telephone or other electronic means. We and our respective directors, officers, employees and consultants may also solicit proxies in person or by mail, telephone or other electronic means. These persons will not be paid for engaging in these activities.

We have hired a proxy solicitation firm, Morrow & Co., LLC, to assist in the proxy solicitation process. We will pay all fees and expenses related to costs of solicitation, which are expected to be up to $40,000 plus out-of-pocket expenses.

We will ask banks, brokers and other institutions, nominees and fiduciaries to forward our proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse them for their reasonable expenses.

Potential Repurchases or Acquisitions of Shares

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding the Company or its securities, the Company, its directors and officers, and/or their respective affiliates may negotiate arrangements to purchase Public Shares in private transactions from institutional and other sophisticated investors, or execute agreements to purchase such shares from them in the future, or they or the Company may enter into transactions with such persons and others to provide them incentives for acquiring Public Shares and voting such Public Shares in favor of the Acquisition Proposal.

Investors sought for such transactions may be selected on factors such as (i) the size of their current holdings, if any, (ii) their interest in remaining a long-term investor in the Company following consummation of the Transactions, and (iii) such other criteria as the Company (or any other potential purchaser set forth above) deems relevant. Definitive arrangements have not yet been entered into for any such transaction but might include:

•	Agreements with certain holders of Public Shares pursuant to which the Company (or such other party set forth above) would agree to purchase Public Shares from such holders immediately after the closing of the Transactions for the price and fees specified in the agreements; or
•	Agreements with third parties pursuant to which the third parties would purchase Public Shares at any time following the filing of this proxy statement through the closing of the vote on the Acquisition Proposal at the Meeting. Such arrangements would also provide for the Company (or such other party set forth above), immediately after the closing of the Transactions, to purchase from third parties all of the Company securities owned by them for the price and fees specified in the agreements.

Funds released from the Trust Account upon consummation of the Transactions may be used to purchase the Public Shares. There is no maximum as to the amount of consideration that may be paid per share or in the aggregate and shareholders entering into such agreements may receive a per share price that is higher than the redemption price or additional securities from the sponsor for their agreement to vote in favor of the Acquisition Proposal. There is no ceiling on the amount that may be taken from the Trust Account for such purpose.

In addition, the Company’s advisors may seek investors that have expressed an interest in the Company’s long-term objectives and are interested in purchasing securities of the Company from investors seeking to exit their investment in the Company. Such third parties may engage in open market or privately negotiated transactions in the Company’s Public Shares to support the Acquisition Proposal.

The purpose of such purchases and other transactions would be to increase the likelihood that holders of more than 50% of the Public Shares entitled to vote on the Acquisition Proposal vote in its favor and that holders of fewer than 35% of the Public Shares vote against the Acquisition Proposal and demand redemption of their Public Shares for a pro rata portion of the Trust Account in order to ensure the Acquisition Proposal is approved. Management believes these arrangements are in the best interest of all Company shareholders because it believes the Transactions are in the best interest of the shareholders, especially when compared to a complete liquidation of the Company. Any shareholder who believes the Transactions, or any arrangements entered into in connection therewith, are not in the best interest of the Company can vote against the Transactions and elect redemption of its Public Shares for his or its pro rata portion of the Trust Account. Such arrangements may not be fair to and in the best interest of those securityholders not receiving such consideration.

As a result of the purchases that may be effected through such arrangements, it is likely the number of ordinary shares in the Company’s public float following the Transactions will be significantly reduced and the number of beneficial holders of the Company’s securities also will be reduced. Among other potential effects, this reduction in beneficial holders may make it difficult to list or maintain the listing and trading of the Company’s securities on a national securities exchange. In the event any purchases or arrangements for the purchase of Company securities are made by the Company or an affiliate, the Company will file an Interim Report on Form 6-K within four business days of such purchases or arrangements, regardless if such purchases were made prior to or after the Meeting. Any such report will include a description of purchases made by any of the aforementioned persons. If the Company’s directors or officers make purchases pursuant to such arrangements, they will be required to report these purchases on beneficial ownership reports filed within two business days with the SEC. All such purchases will be made in compliance with all applicable federal securities laws.

If the Company’s directors and officers or its sponsor, purchased such shares, those shares would still be considered to be outstanding and could be voted in favor of such proposals, reducing the number of Public Shares required to be voted in favor of such proposals by a number of shares equal to those purchased.

All Company securities purchased pursuant to such arrangements would be voted by their current beneficial holder in favor of each proposal presented at the Meeting. If, for some reason, the Transactions are not closed despite such purchases, the purchasers (and sellers whose sale of shares was contingent upon the closing of the Transactions) would be entitled to participate in liquidation distributions from the Trust Account with respect to the Public Shares owned. Purchases pursuant to such arrangements ultimately paid for with funds in the Trust Account would diminish the funds available after the Transactions for working capital and general corporate purposes. Nevertheless, in all events there will be sufficient funds available to the Company from the Trust Account to pay the holders of all Public Shares that are properly redeemed. As of the date of this proxy statement, no agreements to such effect have been entered into with respect to any of the Company’s securities.

While the Company’s IPO prospectus did disclose that its then current directors and officers were free to purchase ordinary shares in the aftermarket, it did not expressly describe the possibility that the Company itself could make any such purchases of its securities.

It is possible the Meeting could be adjourned to provide time to seek out and negotiate such transactions if, at the time of the Meeting, it appears the requisite vote will not be obtained, the minimum funds closing condition won’t be met or the limitation on redemption will be exceeded. Further, under Cayman Islands law and the Articles, the board of directors may postpone the Meeting at any time prior to it being called to order in order to provide time to seek out and negotiate such transactions.

Subsequent Offerings

In order to help finance such repurchases, acquisitions, forward purchases and redemptions, and to help pay transaction expenses, ASSAC may offer additional ASSAC securities at any time until the Closing, which may consist of ordinary shares, preferred shares or convertible securities. The proceeds from such offerings would be used to (i) repurchase the shares as set forth above under “— Potential Repurchases or Acquisitions of Shares” and (ii) pay approximately $7.5 million of cash acquisition costs and transaction expenses, including accrued professional and finders fees and all banking fees to existing and prior bankers, as well as sales commissions, bonuses and expense reimbursements described below under “— Transaction Expenses.” Assuming that substantially all such shares will be purchased by third parties in open market or negotiated transactions or by reduction of our Trust Fund, we may offer up to approximately $20.0 million of securities under the Regulation S exemption under the Securities Act of 1933, as amended (the “Securities Act”), to qualified investors outside of the United States, under the Regulation D exemption under the Securities Act as private placements of restricted shares to accredited investors, and/or under any other applicable exemption.

Transaction Expenses

If the Closing occurs, the funds remaining in the Trust Account after (a) payments to public shareholders who exercise their redemption rights or enter into forward purchase agreements and (b) payments to our legal, accounting and other outside professional advisors and consultants for their fees and expenses incurred in connection with the Transactions and this proxy statement, will be released from the Trust Account and retained for operating capital subsequent to the Closing.

If we are successful in having a Closing, we will be deemed to have completed a business combination. Under the terms of our underwriting agreement with Maxim Group LLC and CRT Capital Group, LLC, the underwriters in our January 2008 initial public offering, we owe such underwriters the sum of $3,450,000 in the form of deferred underwriting discounts, less any redeeming shares. Although we are discussing a reduction of such amount, no assurances can be given that we will be able to secure any such reduction.

We have engaged the services of Roth Capital Partners, LLC (“Roth Capital”) as a financial advisor. Roth Capital will assist us in seeking investors interested in repurchasing shares, identifying new, long-term, investors and ensuring approval of the Acquisition Proposal. Please see “— Potential Repurchases or Acquisitions of Shares” above for more detail. For their services, Roth Capital will receive the following compensation: (i) a transaction advisory fee equal to one percent (1%) of the total value of our Preferred Shares and other consideration paid in connection with the Transactions, and (ii) $213,421.79 for expenses incurred in advising us in connection with prior transactions plus expenses incurred by Roth Capital relating to the Transactions. The transaction advisory fee and prior transaction expenses may, in our discretion, be paid in cash or by the issuance of ordinary shares, determined by dividing the sum of the transaction advisory fee and the expenses by $7.50. Immediately prior to the Closing, taking into account the anticipated success of the Transactions, the extent of Roth Capital’s efforts in connection with successfully closing the Transactions, and such other factors as the parties deem relevant, the Company and Roth Capital will negotiate in good faith a transaction bonus payable to Roth Capital, either in cash or in ordinary shares at the valuation set forth above. Additionally, we have agreed that during this engagement and for the twelve months thereafter, Roth Capital shall be entitled to serve as a placement agent or underwriter in connection with any private or public sale of equity or convertible debt financing we may pursue during such period. Any ordinary shares issued to Roth Capital (i) shall be registered under the Securities Act for resale prior to June 30, 2010 and (ii) shall be subject to the following resale restrictions: (A) Roth Capital may not resell any such shares until July 31, 2010; (B) from August 1, 2010 until December 30, 2010, Roth Capital may resell, each calendar month during such period, one-sixth of the total number of shares initially issued to it; and (C) commencing December 31, 2010, Roth Capital may resell any remaining shares free of restriction.

We have also agreed to pay cash fee of $100,000 and issue 125,000 ordinary shares to a consultant in connection with his assistance in structuring, negotiating and performing due diligence on the Stillwater Funds, including supervising, reviewing and evaluating the documents and legal due diligence generated by ASSAC’s counsel with respect thereto.

In addition, on the Closing date, we will be obligated to pay a cash payment of up to $225,000 and warrants to purchase 100,000 ordinary shares to an unaffiliated third party in connection with the settlement of a claim for a finders’ fee.

Accordingly, based upon the above, we estimate that the total cash transaction expenses incurred and to be incurred by us to complete the Transactions will aggregate approximately $7.5 million. The foregoing estimate excludes (i) approximately $2.5 million incurred by us in connection with our prior efforts to effect a business combination with other third parties, (ii) $24.0 million in accrued and unpaid management fees and incentive fess earned by Stillwater in connection with their prior management of the Stillwater Funds, which will be paid after the Closing out of a portion of the net investment proceeds generated in accordance with the terms of the Stillwater Management Agreement, (iii) the cash fee payable to Stillwater equal to 2% of the total consideration paid for the Stillwater Funds and Northstar, estimated to be approximately $12.0 million, and (iv) any fees which may be paid by the issuance of our ordinary shares.

Share Ownership

At the close of business on the January 4, 2010 record date, our executive officers and directors beneficially own and are entitled to vote, in the aggregate, 2,500,000 of our ordinary shares, representing approximately 17.9% of the 14,000,000 ordinary shares issued and outstanding and entitled to vote at the Meeting. These outstanding shares do not include warrants to purchase (i) 5,725,000 additional ordinary shares held by our insider shareholders, (ii) warrants to purchase 11,500,000 ordinary shares held by our Public Stockholders, (iii) warrants to purchase 475,000 additional ordinary shares held by Maxim Group LLC and CRT Capital Group, LLC, (iv) warrants to purchase 200,000 ordinary shares held by a consultant who performed due diligence on potential ASSAC acquisitions, and (v) warrants to purchase 100,000 ordinary shares issuable upon the Closing in partial settlement of a third party claim for a finders’ fee; in all cases at an exercise price of $7.50 per share. The foregoing does not include any ordinary shares which may be issued at the Closing to any newly appointed directors or officers. See “Management — Executive Officers and Directors — Director and Executive Officer Compensation” below.

PROPOSAL 1:

THE ACQUISITION PROPOSAL

Proposal

We are asking our shareholders to approve (a) the Stillwater Agreements, pursuant to which recently formed acquisition subsidiaries of ASSAC will acquire the assets and liabilities or equity interests of the Stillwater Funds in exchange for the issuance of up to approximately 541,250 Preferred Shares plus the payment of additional consideration to Stillwater for the provision of certain services to ASSAC from and after the consummation of the acquisitions, (b) the Amalphis Agreement, pursuant to which ASSAC will acquire an 81.5% controlling interest in the equity of Amalphis in exchange for the issuance of 57,000 Preferred Shares and, in exchange for the issuance of 30,000 Preferred Shares, $40.0 million of convertible preferred stock of an unrelated public company owned by Amalphis, (c) the Wimbledon Agreements, pursuant to which a recently formed acquisition subsidiary of Allied Provident will acquire the assets of the Wimbledon Funds, in exchange for the issuance of 114,000 preferred shares of Amalphis which shall be exchanged for 114,000 Preferred Shares pursuant to the Amalphis Agreement, and (d) the Northstar Agreement, pursuant to which ASSAC will acquire the Northstar Companies for a purchase price of $7.0 million and security for the release of certain collateral. Such approvals are conditions to the Closing.

Background

The terms of the Acquisition Proposal are the result of arms’ length negotiations between our representatives, and representatives of each of Northstar, Stillwater, Weston and Amalphis. The following is a brief discussion of the background of ASSAC’s efforts to identify potential candidates for a business combination, the selection of the Targets, and the negotiations of the acquisition and related transactions.

The Candidate Identification Process

We were formed as a blank check company under Cayman Islands law on March 22, 2007 to acquire all or a majority interest in one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements, that are either located in Asia (including Australia), provide products or services to consumers located in Asia, or invest in Asia.

The registration statement for our initial public offering was declared effective on January 16, 2008. We completed our initial public offering of 10,000,000 units at a price of $10.00 per unit, with each unit consisting of one ordinary share and one warrant to purchase one ordinary share at an exercise price of $7.50 per ordinary share. The warrants are exercisable commencing on the later of our completion of a business combination or January 16, 2009, and will expire on January 16, 2012, or earlier upon redemption. On January 30, 2008, the underwriters for our initial public offering exercised their over-allotment option in full, to the extent of 1,500,000 units. Prior to the consummation of our initial public offering, we sold, for $5,725,000, an aggregate of 5,725,000 warrants to our sponsor (the “Insiders Warrants”) in connection with the initial public offering, Ho Capital Management LLC, an entity co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman, and Noble Investment Fund Limited.

The net proceeds from the sale of our units were approximately $108,575,000. After the consummation of the initial public offering, $115,000,000 was placed in the Trust Account (consisting of 100% of the net proceeds from the offering, all of the $5,725,000 from the sale of the Insiders Warrants and the initial $700,000 of interest earned on the trust funds). If the Closing occurs, the funds remaining in the Trust Account after payments to public shareholders who exercise their redemption rights will be released to us and will be used, together with the net proceeds of any financings, to pay for expenses relating to the Transactions and to develop the business and assets of the Targets.

In addition to the $9,875,000 of expenses (including underwriting discounts and expenses) incurred in our initial public offering, we incurred approximately $2,500,000 in additional fees and expenses (including banking and professional fees) in our pursuit of an appropriate business combination since January 2008. We have paid such expenses by using approximately $1,595,000 of interest income from the Trust Account and $1,250,000 drawn under a line of credit obtained in December 2008 from TAG Investments Ltd., a non-affiliated third party.

Shortly after our initial public offering in January 2008, we actively started to identify and locate appropriate target businesses for a business combination. During the period from January 2008 through March 2009, we evaluated a number of prospective targets regarding potential business combination at different levels. This activity occurred on an ongoing basis. Prior to our introduction to the Targets, these evaluations led us to enter into several definitive agreements as described below.

Background of the Transactions

ChinaTel Group

On July 8, 2008, we entered into a stock purchase agreement with ChinaTel Group, Inc. (“ChinaTel”) and Trussnet USA, Inc. (“Trussnet”). The agreement provided for the investment by us into ChinaTel of between $201,675,000 and $270,000,000. All of the proceeds from the sale of the ChinaTel securities would have gone to ChinaTel, and no shareholders of ChinaTel would have sold their shares. On August 6, 2008, we, ChinaTel, Trussnet and George Alvarez amended and restated the original agreement in its entirety. At the same time, we also entered into an agreement and plan of merger with ChinaTel, CHTL Acquisition Corp., a wholly owned subsidiary of our company (that was subsequently dissolved), and George Alvarez, and the other principal shareholders of ChinaTel, which contemplated our acquisition subsidiary being merged into ChinaTel, with ChinaTel as the surviving corporation of the proposed merger, as a result of which, ChinaTel would have become a wholly-owned subsidiary of our company and the controlling stockholders of ChinaTel would have become the controlling shareholder of our company. ChinaTel is engaged in engineering and deployment services in the buildout of a wireless broadband network in the People’s Republic of China.

On November 3, 2008, we entered into a Termination and Mutual Release Agreement with ChinaTel and its affiliates, pursuant to which the parties agreed to terminate the amended and restated stock purchase agreement and the merger agreement (collectively, the “ChinaTel Agreements”) in their entirety. In addition, the parties agreed to release each other, and their respective officers, directors, employees, agents, shareholders, representatives and affiliates against any and all rights, claims, liabilities, demands, actions, proceedings and causes of action, in law or in equity, by reason of any matter, event, cause or thing whatsoever, including, but not limited to, the obligations of the parties under the ChinaTel Agreements. We elected to terminate the ChinaTel Agreements primarily due to the fact that we believed there were a number of unresolved regulatory due diligence issues in the People’s Republic of China relating to ChinaTel’s business model and the proposed transaction.

Tianyin New Highland Science and Technology

On November 14, 2008, we entered into a non-binding letter of intent with Tianyin New Highland Science and Technology Company Limited (“TNH”), a China based provider of oil field drilling equipment and services. However, after evaluating the potential opportunity with White Energy Company Limited (“White Energy”) and following consultation with our financial advisors and a detailed evaluation and consideration of both a transaction with White Energy and the TNH transaction, on January 19, 2009, our board of directors unanimously elected not to enter into a definitive binding agreement with TNH and its shareholders, and agreed to pursue a business combination with White Energy. In such connection, we agreed to reimburse TNH and its advisors for their expenses incurred in connection with the potential TNH transaction in the amount of $92,500.

White Energy

On December 17, 2008, we entered into an Acquisition Framework Agreement (the “Framework Agreement”) with White Energy and Binderless Coal Briquetting Company Pty Limited, a wholly owned subsidiary of White Energy and an indirect wholly owned subsidiary of White Energy (“BCBC”). Under the terms of the Agreement, we agreed to acquire, through an exchange of shares, White Energy’s South-East Asian coal upgrading business operated by its indirect wholly owned subsidiary, BCBC Singapore Pte Ltd. (“BCBC Singapore”). Upon completion of the transaction, it was anticipated that BCBC would transfer to us 100% of the issued and outstanding share capital of BCBC Singapore in exchange for our issuance to BCBC of our ordinary shares, representing an estimated 56% of our issued and outstanding ordinary shares after giving effect to the share exchange. Our existing shareholders were to retain the remaining ordinary shares, representing an estimated 44% of our issued and outstanding shares, subject to adjustment. On December 19, 2008, we made a public announcement regarding the Framework Agreement by filing a report on Form 6-K with the SEC.

Upon review of the worldwide potential for White Energy’s Binderless Coal Briquetting technology and after further negotiations among representatives of White Energy, ASSAC and its investment bankers, the parties mutually agreed to significantly expand the scope of the proposed transaction so that ASSAC, through its acquisition of 100% of the shares of White Energy, will acquire all of White Energy’s global clean coal upgrading business including the exclusive rights to commercialize the Binderless Coal Briquetting clean coal upgrading technology throughout the world, associated management and existing joint ventures and operations.

On March 12, 2009, we entered into a Share Exchange Agreement (the “Exchange Agreement”) with White Energy and White Energy Technology Company Limited (“WET”), pursuant to which we would have acquired from White Energy, through an exchange of shares, 100% of the share capital of WET and the equity shares of the direct and indirect subsidiaries of WET. On March 16, 2009, we made a public announcement regarding the Exchange Agreement by filing a report on Form 6-K with the SEC.

Since the date of execution of the Exchange Agreement, a number of events occurred which, in the opinion of both the board of directors of White Energy and ASSAC, had a significant impact on the valuation metrics used in determining the appropriate consideration for the transaction. As a result, the terms of the transaction were adjusted with the concurrence of the respective financial advisors to White Energy and the Company.

On August 17, 2009, the Company and White Energy entered into a merger implementation agreement (the “White Energy Merger Agreement”), which replaced and superseded the terms of the Exchange Agreement. Under the terms of the White Energy Merger Agreement, we would have acquired all of the outstanding shares of White Energy. As a result White Energy and all of its direct and indirect subsidiaries (including WET) would have become direct and indirect subsidiaries of the Company. On August 20, 2009, we made a public announcement regarding the White Energy Merger Agreement by filing a report on Form 6-K with the SEC.

On November 11, 2009, White Energy announced that it received commitments for $100.0 million of equity financing from unrelated institutional investors. In addition, the Company was advised that the board of directors of White Energy determined in good faith that a number of the conditions precedent and other matters fundamental to the successful completion of the transaction with the Company were unlikely to be achieved. After discussions between representatives of the Company and White Energy, the parties entered into a termination agreement pursuant to which the White Energy Merger Agreement and the transactions contemplated thereby were terminated by mutual agreement and each of the parties released the other and their respective affiliates and representatives. In consideration for the Company’s agreement to terminate the White Energy Merger Agreement, White Energy agreed to pay the Company $3,125,000, consisting of $2,500,000 payable directly to the Company and $625,000 payable to retire 50% of the Company’s $1,250,000 line of credit note to an unaffiliated third party. Both payments were made by November 30, 2009.

The Transactions

On Tuesday, November 17, 2009, we and our advisors met with the Stillwater principals at their offices to discuss an opportunity to undertake a transaction with ASSAC.

On Sunday, November 22, 2009, Gary Hirst, President of ASSAC, and our advisors, met with the Stillwater principals at their offices to discuss the terms of the proposed Stillwater transaction.

On Tuesday, December 1, 2009, we and our advisors met with the principals of Weston Capital to discuss the proposed acquisition of the assets of the Wimbledon Funds.

On Tuesday, December 15, 2009, we and our advisors met in Bermuda with Stillwater, Argus and Commerzbank AG concerning the acquisition of Northstar.

On Thursday, December 17, 2009, we and our advisors met at the offices of Hodgson Russ LLP, counsel to the Company, with the general counsel of Weston to discuss the proposed Wimbledon acquisition.

On Friday, December 18, 2009, we entered into a term sheet agreement with Stillwater.

On Monday, December 21, 2009, we met with Andre Heyliger to discuss the terms of the proposed Amalphis transaction.

On Tuesday, December 22, 2009, we entered into a term sheet agreement with Commerzbank AG and the other Northstar equity owners.

On Wednesday, December 23, 2009, an initial draft of this proxy statement was circulated to the working group.

On Wednesday, December 30, 2009, a revised draft of this proxy statement was circulated to the working group.

On Thursday, December 31, 2009, we entered into each of the Stillwater Agreements, the Amalphis Agreement and the Wimbledon Agreements, with signatures held in escrow pending finalization of the methodology for establishing the net asset value determinations.

On Sunday, December 3, 2010, a revised draft of this proxy statement was circulated to the working group.

On Monday, January 4, 2010, the terms of the Stillwater Agreements, the Amalphis Agreement and the Wimbledon Agreements were finalized.

On Monday, January 4, 2010, our board of directors approved the Transactions, including the submission of this proxy statement.

On January 5, 2010, this proxy statement was finalized

Board Consideration and Approval

In order to enable the board of directors to ascertain the reasonableness of the range of consideration negotiated, with the assistance of our financial advisors we conducted a due diligence review of the Targets that included industry analysis, their existing business models, valuation analysis and financial projections. While no single factor determined the final agreed upon consideration for the acquisitions, our board of directors, among other things, reviewed various industry and financial data, including certain valuation analyses and metrics compiled by us, in order to determine that the consideration to be paid in connection with the Acquisition Proposal is reasonable and that the acquisitions are in the best interests of our shareholders.

Interests of Our Management in the Transactions Contemplated by the Acquisition Proposal

When you consider the recommendation of our board of directors that you vote in favor of adoption of the Acquisition Proposal, you should keep in mind that our directors and executive officers have interests in the Transactions that are different from, or in addition to, your interest as a shareholder. These interests include the matters set forth below.

•	Our sponsor Ho Capital Management LLC and all of our officers and directors or their affiliates own ordinary shares which will be released from escrow after three years from the date of our prospectus only if we consummate a business combination and with respect to which they are waiving their redemption and liquidation distribution rights if we liquidate.
•	Ho Capital Management, which is co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman of our board of directors, and Noble Investment Fund Limited, purchased 5,725,000 Insiders Warrants at a purchase price of $1.00 per warrant immediately prior to the date of our prospectus, and such Insiders Warrants will expire worthless if we do not complete our initial business combination and we dissolve and liquidate.
•	In connection with our initial public offering, each of our directors, executive officers and affiliates (including our sponsor, Ho Capital Management LLC, Allius Ltd. and Noble Investment Fund Limited) agreed to indemnify ASSAC against any loss or damage whatsoever as a result of a claim by a vendor or target business to the extent such loss or damage reduces the amount held in the

Trust Account. If the acquisition is not consummated, such directors, officers and affiliates could potentially be liable for any claims against the Trust Account. If the costs related to the acquisition incurred by ASSAC exceed the available cash outside of the Trust Account, these costs would be subject to the potential indemnification obligations of the directors, executive officers and affiliates of ASSAC to the Trust Account if the acquisition is not consummated and accordingly the directors, executive officers and affiliates have a personal interest in recommending the approval of Proposals 1 though 4.
•	An entity affiliated with Marshall Manley, our Chief Executive Officer will purchase 5,333,333 of our restricted ordinary shares, at a purchase price of $3.75 per share. Michael Kantor, a candidate for director, will purchase 80,000 of our restricted ordinary shares, at a purchase price of $3.75 per share See “Management — Executive Officers and Directors — Director and Executive Officer Compensation” below.

Our board of directors was at all times aware of these interests during its deliberations on the merits of the transactions contemplated by the Acquisition Proposal and in making its decision to recommend approval by our shareholders of the Acquisition Proposal.

Our Reasons for the Acquisitions and Our Recommendation

Our board of directors concluded that the Transactions are fair to, and in the best interests of, the Company and that the consideration to be paid in the Transactions is fair to the Company. The Company’s management conducted a due diligence review of the Targets that included an industry analysis, an evaluation of the existing business and operations of the Targets, a valuation analysis and financial projections in order to enable the board of directors to evaluate the business and financial condition and prospects of the Targets.

Our board of directors considered various industry and financial data, including certain financial analyses developed by the Company and metrics compiled by the Company’s management in evaluating the consideration to be paid by the Company in the Transactions.

Our board of directors considered a wide variety of factors in connection with its evaluation of the Transactions. In light of the complexity of those factors, the board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. Furthermore, individual members of the board may have given different weight to different factors.

In considering the Transactions, our board of directors gave considerable weight to the following favorable factors:

•	Experienced Northstar and Allied Provident management team — entrepreneurial management team with proven track record of launching, growing, and operating innovative financial institutions in highly regulated environments;
•	Experienced Stillwater and Weston principals — management team with experience investing and lending across a variety of business niches and economic circumstances;
•	Historic entry point — historic dislocation and capital constraints in the industry create unprecedented opportunity to providers of capital through reinsurance products;
•	Additional growth opportunities — the potential to take advantage of opportunities to acquire established insurance companies in the current economic environment;
•	Income from Stillwater Funds and Wimbledon Funds — the ability to use the income generated from the assets of the Stillwater Funds and the Wimbledon Funds to provide a steady and constant stream of regulatory and other capital to the Northstar Subsidiaries and/or Allied Provident;
•	Favorable long term growth characteristics — steady long-term growth trajectory of life insurance policies in force creates opportunities to re-insure additional blocks of policies as global insurance companies remain capital constrained to underwrite new policies;

•	Middle-Market focus — although concentrated at the top end of the market, the annuity market consists of many small writers. The extremely fragmented variable annuity market creates an opportunity to provide reinsurance to many underserved and capital constrained middle-market insurance companies;
•	Barriers to entry — considerable regulatory compliance requirements and highly specialized skill sets required, provide significant obstacles to entry and competition; and
•	Favorable domicile; tax advantages — domiciles in favorable tax jurisdictions and tax advantages from offshore income-producing activities.

Our board of directors believes the above factors strongly supported its determination and recommendation to approve the Transactions. Our board of directors did, however, consider the following potentially negative factors, among others, including the risk factors set forth elsewhere in this proxy statement, in its deliberations concerning the Transactions:

•	Shareholder redemptions and reduction of trust funds — the potential for current holders of Public Shares to vote against the Transactions and demand to redeem their shares for cash upon consummation of the Transactions, reducing the amount of cash available to us following the Closing;
•	Uncertain regulatory environment — the potential for industry scrutiny or increased regulation including hedging activity regulation;
•	Interests of officers and directors — interests in the Transactions that certain officers and directors of the Company may have which are different from, or in addition to, the interests of our shareholders generally;
•	Regulatory issues — the impact of changes in or additional registration, licensing or other regulations affecting the reinsurance business or hedging activities related thereto;
•	Offshore operational risks — potential for tax law changes, currency fluctuations, and difficulties enforcing legal rights;
•	Actuarial and mortality risk — the effect of differences in mortality rates, policyholder behavior, claims and lapse rates from those assumed; and
•	Competitive climate — potential adverse changes in pricing and capacity through unexpected reduction of barriers to entry or favorable changes in regulatory climate and availability of capital.

Management

We believe that the Northstar and Allied Provident management teams have specialized knowledge of the insurance markets within which they operate, the ability to lead Northstar and Allied Provident in a rapidly changing environment, the desire to change its business practices and adopt an integrated and balanced planning process as necessary, and the passion for the businesses in which they are engaged. We believe that Northstar’s and Allied Provident’s management has demonstrated that ability by addressing critical issues that have arisen in these challenging economic times. We believe that the Stillwater and Weston principals have a proven record in alternative investing through various periods of their history and have generated returns for many years in their respective funds. We believe this may translate into substantial returns for Northstar and Allied Provident and, ultimately, our shareholders, though we can provide no assurances to that effect.

Satisfaction of 80% Test

It is a requirement that any business acquired by ASSAC have a fair market value equal to at least 80% of its net assets held in the Trust Account (net of taxes) at the time of acquisition, which assets shall include the amount in the Trust Account. Based on the financial analysis of the Targets generally used to approve the Transactions, our board of directors believes that this requirement will be met and exceeded. The fair market value of the Targets was determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential revenues, investment returns, net asset values, earnings and cash flow. We did not obtain an opinion from an investment banking firm or appraiser as to the fair market value of the Targets or an opinion as to the fairness from a financial point of view to ASSAC or our shareholders of such acquisitions. Instead, our board of directors independently determined that the Targets have sufficient fair market value.

Conclusion of Our Board of Directors

After careful consideration of all relevant factors, our board of directors determined that the Acquisition Proposal is fair to and in the best interests of our company and our shareholders. They have approved and declared advisable such proposal and recommend that you vote or give instructions to vote “FOR” such proposal.

The foregoing discussion of the information and factors that our board of directors has considered is not meant to be exhaustive, but includes the material information and factors that it has considered. In view of the wide variety of factors considered in connection with its evaluation of the transactions contemplated by the Acquisition Proposal and the complexity of these matters, our board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors, and they did not undertake to make any specific determination as to whether a particular factor, or aspect of a particular factor, was favorable or unfavorable to his ultimate determination. Our board of directors conducted an overall analysis of the factors described above, including discussions with our outside consultants, legal counsel and other advisors, any of whom may have given different weight to different factors.

Appraisal or Dissenters Rights

No appraisal or dissenters rights are available under the Cayman Islands law for our shareholders in connection with the Acquisition Proposal. However, redemption rights are available as described elsewhere in this proxy statement.

Material U.S. Federal Income Tax Consequences of the Acquisition Proposal

The following is a general summary of certain United States federal income tax considerations, under current U.S. law, generally applicable to a U.S. Holder (as defined below). This summary does not address all potentially relevant U.S. federal income tax matters and it does not address consequences to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences, nor any U.S. federal gift, estate or generation-skipping transfer tax consequences.

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. This summary addresses only U.S. Holders that purchased shares prior to or contemporaneously with the Closing Date, and that beneficially own shares as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or a “conversion transaction” for U.S. federal income tax purposes, or as part of some other integrated investment. This summary does not discuss tax consequences of an investor that is not a U.S. Holder, or all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; tax-exempt persons or organizations; securities dealers or brokers, or traders in securities electing mark-to-market treatment; mutual funds or real estate investment trusts; small business investment companies; S corporations; investors that hold their notes through a partnership or other entity treated as a partnership for U.S. federal income tax purposes; persons who acquire shares as compensation or on exercise of an option; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or persons holding the shares in tax-deferred or tax-advantaged accounts; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes).

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder and no opinion or representation with respect to the United States federal income tax consequences to any such holder is made. Accordingly, U.S. Holders should consult their own tax advisors about the United States federal (income and non-income), state, local, and foreign tax consequences of the proposed acquisition and potential redemption of shares. ASSAC intends to operate its business in the best interests of itself, the Insurance Companies and their subsidiaries, which may conflict with the optimal tax considerations of its shareholders.

CIRCULAR 230 DISCLOSURE

ANY STATEMENT MADE HEREIN REGARDING ANY U.S. FEDERAL TAX ISSUE IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR PURPOSES OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN IS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTION TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

United States Taxation

For purposes of this summary, a “U.S. Holder” is an owner of shares that is:

•	an individual who is a citizen or resident of the United States (as defined under United States tax laws) for U.S. federal income tax purposes;
•	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions, or (b) the trust was in existence on August 20, 1996, and has properly elected to continue to be treated as a United States person.

U.S. Federal Income Tax Treatment of the Company and the Insurance Companies

Trade or Business in the United States.  Non-U.S. entities such as the Company and the Insurance Companies will be subject to U.S. federal income tax if they are engaged in a U.S. trade or business or have certain types of U.S. source income. The determination of whether the Company and the Insurance Companies are engaged in a trade or business in the United States is highly factual. Therefore, there can be no assurance that the Company and the Insurance Companies will not be treated as engaged in a trade or business in the United States for U.S. federal income tax purposes.

An insurance enterprise resident in Bermuda may be entitled to the benefits of the income tax treaty between the United States and Bermuda (the “U.S.-Bermuda tax treaty”) if (i) more than 50% of its shares are owned beneficially, directly, or indirectly, by U.S. citizens or by individuals who are residents of the United States or Bermuda under their respective tax laws, (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens, and (iii) its income is not derived from a permanent establishment located in the United States.

If Northstar is entitled to benefits under the U.S.-Bermuda tax treaty, Northstar would not be subject to U.S. federal income tax on its insurance income unless that income is determined to be effectively connected with a U.S. trade or business that is conducted through a permanent establishment in the United States. However, because Northstar is wholly owned by the Company and the Company’s shares are publicly-traded, it is uncertain whether more than 50% of Northstar’s shares will be beneficially owned by U.S. citizens, U.S. residents, and Bermuda residents, and it is uncertain whether Northstar could demonstrate the identity of the beneficial ownership of its shares to the IRS if the IRS were to challenge its entitlement to benefits under the U.S.-Bermuda tax treaty. Accordingly, no assurance can be given that Northstar will be entitled to the benefits of the U.S.-Bermuda treaty. Moreover, no assurance can be given that Northstar will not be treated as having a permanent establishment in the United States.

If it is determined that Northstar is engaged in a trade or business in the United States for U.S. federal income tax purposes and does not qualify for the benefits of the U.S.-Bermuda tax treaty or has a permanent establishment in the United States, then Northstar would be subject to U.S. federal income tax on a net income basis (and possibly a 30% branch profits tax could be imposed in addition to the net income tax) on all or a substantial portion of its income.

Treaty benefits may potentially be available to Allied Provident under the U.S.-Barbados tax treaty. If it is determined that Allied Provident is engaged in a trade or business in the United States for U.S. federal income tax purposes and does not qualify for the benefits of the U.S.-Barbados tax treaty, then Allied Provident would be subject to U.S. federal income tax on a net income basis (and possibly a 30% branch profits tax could be imposed in addition to the net income tax) on all or a substantial portion of its income.

No representation or opinion is being made concerning whether the Company or the Insurance Companies may be subject to U.S. federal income tax.

U.S. Withholding Tax.  Non-U.S. corporations not engaged in a trade or business in the United States are generally subject to a 30% U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments). However, most capital gains are exempt from U.S. withholding tax, and most U.S.-source interest income is exempt from U.S. withholding tax under a broad “portfolio interest exemption.” Even if the Company and the Insurance Companies are not engaged in a trade or business in the United States for federal income tax purposes, they would still potentially be subject to this 30% U.S. withholding tax.

Federal Excise Tax.  The United States imposes a federal excise tax (the “FET”) generally at a 1% rate on reinsurance premiums that are paid to non-U.S. reinsurers with respect to “U.S. risk.” For this purpose, “U.S. risk” refers to (i) risks of a U.S. entity or individual located wholly or partly within the United States or (ii) risks of a non-U.S. entity or individual engaged in a trade or business in the United States which are located within the United States. The IRS has held that the FET is applicable to all to reinsurance cessions or retrocessions of U.S. risk by U.S. insurers or reinsurers to non-U.S. insurers or reinsurers, as well as to all reinsurance cessions or retrocessions of U.S. risks by non-U.S. insurers or reinsurers to non-U.S. reinsurers, even if the FET has been paid on prior cessions or retrocessions of the same risks. The liability for the FET may be imposed on either the ceding party or the cedant. Also, in certain instances a 4% FET can apply. The Company makes no representation or opinion with respect to the potential applicability of the FET.

Taxation of the Company, the Insurance Companies and U.S. Holders

The consummation of the Transactions generally will not give rise to any U.S. federal income tax liability for the Company, the Insurance Companies, or the shareholders of the Company. However, if a U.S. Holder votes against the Acquisition Proposal and elects to redeem its Public Shares for cash, the U.S. Holder will generally recognize a gain or loss on its investment in the Public Shares for federal income tax purposes. All shareholders are urged to consult their tax advisors to determine their particular tax consequences as a result of the Transactions.

Taxation of U.S. Holders

Taxation of Distributions.  Subject to the discussion below regarding PFICs and CFCs, U.S. Holders receiving distributions (including constructive distributions) with respect to the Public Shares are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any income tax withheld from such distributions), to the extent that the Company has current or accumulated earnings and profits. To the extent that distributions exceed current or accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the Public Shares, and thereafter as gain from the sale or exchange of our Public Shares. (See more detailed discussion at “Disposition of Shares” below). Any tax withheld from a distribution may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions.

Dividend not Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 2011, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. A corporation that is properly described as a PFIC, as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  In the case of U.S. Holders that are corporations, dividends paid on Public Shares generally will not be eligible for the “dividends received deduction”. The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of Public Shares should consult their own tax advisor regarding the dividends received deduction.

Dispositions of Shares.  Subject to the PFIC and CFC rules discussed further below, generally a U.S. Holder will recognize gain or loss upon the sale, redemption or other taxable disposition of the Public Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the U.S. Holder’s tax basis in the Public Shares. This gain or loss will be capital gain or loss if the Public Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the Public Shares are held for more than one year.

Reduced Tax Rate.  Under current law, preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a timely election regarding such shares. As discussed further below, the Company may currently be classified as a PFIC.

After the completion of the Transactions, U.S. tax rules related to the ownership of non-U.S. insurance companies may become applicable. These rules are discussed in further detail below. Specifically, Code section 1248 provides that if a United States person (i) sells or exchanges stock in a non-U.S. corporation, (ii) the United States person owned, directly, indirectly, or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition, and (iii) the corporation was a CFC during that period, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and the corporation was a CFC.

Code section 953(c)(7) provides that section 1248 also applies to the sale or exchange of shares by any shareholder in a non-U.S. insurance company, regardless of whether the shareholder is a 10% U.S. shareholder or whether the 20% gross income exception or the 20% ownership exception from the RPII rules (discussed further below) apply. It is unclear whether sections 953(c)(7) and 1248 apply to a non-U.S. holding corporation (such as the Company) that is not a CFC and does not earn RPII but has a subsidiary (such as an Insurance Company) that is an insurance company and earns RPII. Prospective U.S. Holders should consult with their tax advisors regarding the effects of these rules on a disposition of the Company’s shares.

Treatment of the Company and the Insurance Companies as Passive Foreign Investment Companies.  In general, a PFIC is a non-U.S. corporation 75% or more of the income of which consists of passive income or 50% of the assets of which produce passive income. For these purposes, income that is treated as derived in the active conduct of an insurance business is not treated as passive income. However, if a non-U.S. insurance company has reserves that are excessive in proportion to the insurance risks it has undertaken, it may be treated as not engaged in the active conduct of an insurance business.

The Company was most likely classified as a PFIC in 2007, 2008 and 2009 and, as described below, may be a PFIC in future years. The PFIC provisions contain a look-through rule under which a non-U.S. corporation (such as the Company) is treated as if it earns directly its proportionate share of the income, and holds directly its proportionate share of the assets, of any other corporation in which it owns at least 25% of the value of the stock. However, it is unclear at this time whether the Company will continue to be classified as a PFIC after all of the Transactions have been completed especially in light of the nature of the assets that are being acquired pursuant to the Stillwater Agreements and the Wimbledon Agreement. Accordingly, the Company may continue to be a PFIC in future years. Potential investors should consult with their tax advisor as to the specific application of the PFIC rules to their particular situation.

QEF Election.  If a U.S. Holder holds the shares while the Company is a PFIC and the U.S. Holder does not make the “qualified electing fund” (“QEF”) or “mark-to market” election described below for the U.S. Holder’s first taxable year it held the shares or otherwise make a “purging election”, the U.S. Holder will be required to report (i) any gain on the disposition of any shares and (ii) any distribution to the extent it exceeds 125% of the average amount of distributions in respect thereof during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares (an “excess distribution”) as if the gain or excess distribution had been earned ratably over each day in the U.S. Holder’s holding period for the shares. A U.S. Holder will be subject to tax on the gain or excess distribution at its applicable tax rate on ordinary income for the portion of the gain or excess distribution that is treated as having been earned in the current year, and at the highest ordinary income tax rate for the items that are treated as having been earned in prior taxable years, regardless of the rate otherwise applicable to the U.S. Holder. Further, the U.S. Holder will also be subject to a nondeductible interest charge (at the “underpayment rate”) as if the income tax liabilities had been due with respect to gain or excess distributions allocable to prior years in each such prior year. These adverse consequences of owning shares in a PFIC may be avoided by making a QEF election described below.

If a U.S. Holder makes a timely QEF election with respect to a PFIC, the electing U.S. Holder is required in each taxable year to include in gross income (i) as ordinary income, such U.S. Holder’s pro rata share of the PFIC’s ordinary earnings and (ii) as long term capital gain, such U.S. Holder’s pro rata share of the PFIC’s net capital gain, whether or not distributed. However, a U.S. Holder that makes a timely QEF election with respect to the Company will not be subject to the nondeductible interest charge described above and may be entitled to capital gains treatment upon a sale.

U.S. Holders should be aware that in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election, the Company may not (1) comply with the record keeping requirements that apply to a QEF, or (2) supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules. Therefore, U.S. Holders should consult their own tax advisor regarding the impact of the PFIC rules on them and the availability or lack of availability of any applicable elections.

Mark-to-Market Election.  U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special PFIC taxation rules of Code Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Public Shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Public Shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such Public Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Public Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Public Shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the Public Shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Public Shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

Application of the PFIC Rules to Warrantholders.  Under Proposed Treasury Regulations, if a U.S. Holder has a warrant or other right to acquire stock of a PFIC, such warrant is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a holder of a warrant may not make a QEF election that will apply to the warrant. In addition, if a U.S. Holder holds a warrant, the holding period with respect to the shares of stock of the PFIC acquired upon exercise of such warrant will include the period that the warrant was held. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to its ownership of warrants.

Classification of the Company as a Controlled Foreign Corporation.  A non-U.S. corporation (such as the Company) will constitute a “controlled foreign corporation” (a “CFC”) if more than 50% of the voting power or value of the equity interests in the non-U.S. corporation (or more than 25% if the non-U.S. corporation is an insurance company) is owned directly, indirectly (including through non-U.S. entities), or constructively by any U.S. Holder that possesses directly, indirectly, or constructively 10% or more of the combined voting power of all classes of equity in the non-U.S. corporation (such a shareholder, a “10% U.S. shareholder”).

If, for any given taxable year, the Company is treated as a CFC for an uninterrupted period of 30 days or more, a 10% U.S. shareholder in the Company would be required to include as ordinary income an amount equal to that person’s pro rata share of the Company’s “subpart F income” at the end of such taxable year, even if the subpart F income is not distributed.

If the Company is treated as a CFC and a U.S. Holder is treated as a 10% U.S. shareholder of such company, then the Company will not be treated as a PFIC with respect to the U.S. Holder for the period during which it remains a CFC and the U.S. Holder is a 10% U.S. shareholder of it. The Company makes no representation or opinion with respect to the potential applicability of the CFC rules.

Related Person Insurance Income Rules.  Special rules may apply to require any U.S. Holder (i.e., even a U.S. Holder that owns and is treated as owning less than 10% of the voting stock of the Company) to include in income the U.S. Holder’s pro rata share of any “related person insurance income” (“RPII”) of the Company.

These special RPII rules will not apply unless (i) 25% or more of the value or voting power of the Company is held by U.S. Holders directly, indirectly, or through attribution, (ii) at least 20% of the Company’s gross insurance income consists of RPII, and (iii) 20% or more of either the voting power or value of the Company’s equity (as determined for U.S. federal income tax purposes) is owned directly (or indirectly through foreign entities) by persons that are directly or indirectly insured or reinsured by the Company or that are related to such insureds or reinsureds. For these purposes, RPII is income (including investment income and premium income) from the direct or indirect insurance or reinsurance of any U.S. Holder or a person related to such U.S. Holder.

Because (1) the amount of this RPII can not be accurately predicted and (2) the Company is publicly traded and it would be impracticable to monitor its shareholders on an ongoing basis, no assurance can be given that the Company will not earn RPII income in any taxable year.

In general, if the Company earns RPII, each U.S. Holder that owns an equity interest in the Company will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII of the Company, determined as if all such RPII were distributed proportionately only to such U.S. Holders at that date, but limited by each such U.S. Holder’s share of the Company’s current-year earnings and profits as reduced by the U.S. Holder’s share of certain prior-year deficits in earnings and profits.

Uncertainty as to the Application of the RPII Rules.  The application of the RPII provisions to the Company is uncertain. The amount of RPII or the amounts of the RPII inclusions for any particular U.S. Holder, if any, may be challenged upon subsequent IRS examination. U.S. Holders should consult with their tax advisors as to the application and effect of the RPII rules.

Transfer and Other Reporting Requirements

A U.S. Holder that purchases shares for cash is required to file an IRS Form 926 or similar form with the IRS, if (i) the U.S. Holder owns or is treated as owning, directly or by attribution, immediately after the transfer at least 10% of the voting stock vote or value of the Company or (ii) the amount of cash transferred by such person (or any related person) to the Company during the 12-month period ending on the date of such transfer, exceeds $100,000. Additionally, if the Company is treated as a CFC, a 10% U.S. Holder may in certain circumstances be required to report a disposition of shares in the Company by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. A U.S. Holder that (i) is treated as owning (actually or constructively) at least 10% by vote or value of the equity of the Company for U.S. federal income tax purposes or (ii) includes RPII in income as a result of its ownership of an interest in the Company may be required to file an information return on IRS Form 5471. Holders should consult with their tax advisors with respect to these and any other reporting requirements that may apply with respect to their ownership of the shares.

Information Reporting and Backup Withholding

Under certain circumstances, the Code requires “information reporting” annually to the IRS and to each U.S. Holder, and “backup withholding” with respect to certain payments made on or with respect to the shares. Backup withholding generally does not apply with respect to certain shareholders, such as corporations. Backup withholding will apply to a U.S. Holder only if the U.S. Holder (i) fails to furnish its taxpayer identification number (“TIN”), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. The application for exemption is available by providing a properly completed IRS Form W-9.

Information reporting and backup withholding may apply to the proceeds of a sale of shares made within the United States or conducted through certain U.S. related financial intermediaries unless the payor receives the statement described above. Backup withholding is not an additional tax and may be refunded (or credited against the U.S. Holder’s U.S. federal income tax liability, if any), provided that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required.

Future U.S. Tax Legislation or Regulations

It is possible that legislation could be introduced and enacted by Congress, or U.S. Treasury regulations could be issued, that could have an adverse effect on the Company, the Insurance Companies, or its investors. In particular, a bill was introduced in Congress on October 27, 2009 that would require certain foreign corporations, (such as the Company and the Insurance Companies) to enter into an agreement with the IRS to disclose to the IRS the name, address, and tax identification number of any U.S. person who owns an interest in the Company or an Insurance Company, and imposes a 30% withholding tax on certain payments of income or capital gains to the Company or the Insurance Company if it fails to enter into the agreement or satisfy its obligations under the agreement. A version of this legislation was introduced in a bill that passed the United State House of Representatives on December 9, 2009. If the Company or an Insurance Company fails to enter into the agreement or satisfy its obligations under the agreement, payments to it may be subject to a withholding tax, which could reduce the cash available for investors.

FBAR Reporting

U.S. Holders should consider their possible obligation to file a Form TD F 90-22.1 — Foreign Bank and Financial Accounts Report — with respect to the shares. Holders should consult with their tax advisors with respect to these and any other reporting requirements that may apply with respect to their ownership and disposition of the shares.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE U.S. FEDERAL INCOME TAX IMPLICATIONS OF THE OWNERSHIP AND DISPOSITION OF THE SHARES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE TAX IMPLICATIONS OF THEIR OWNERSHIP AND DISPOSITION OF THE SHARES IN LIGHT OF EACH SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

Anticipated Accounting Treatment

The Amalphis Acquisition

The acquisition of the Allied Provident Organization will be accounted for under the purchase method of accounting in accordance with International Financial Reporting Standard 3R, “Business Combinations (Revised)” (IFRS 3R). Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 4 to the unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction. Any excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill.

The Northstar Acquisition

The acquisition of Northstar will be accounted for under the purchase method of accounting in accordance with IFRS 3R. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 5 to the unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction. Any excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill.

Regulatory Matters

The parties do not expect that the Transactions will be subject to any state or federal regulatory requirements in the U.S. other than pursuant to the Exchange Act and filings under applicable securities laws relating to Stillwater’s status as a registered investment advisor under the Advisers Act. ASSAC and Stillwater intend to comply with all such applicable requirements. We do not believe that, in connection with the completion of the Transactions, any additional consent, approval, authorization or permit of, or filing with or notification to, any merger control authority or other government authority will be required in any jurisdiction, other than with respect to filings that may be required with the insurance regulators of Bermuda, Ireland and Barbados.

Consequences if Acquisition Proposal Is Not Approved

If, for any reason, we do not consummate the Minimum Acquisition by January 23, 2010 (24 months after the completion of our initial public offering), our Articles require us to liquidate and dissolve. Except for the Northstar acquisition, which is subject to a number of closing conditions, including the approval and consent of the holders of 66.7% of the voting shares of Northstar (which has been obtained) and of the Northstar senior lender, as well as certain insurance regulatory approvals in Ireland, we anticipate that all of the Transactions contemplated by the Acquisition Proposal will be consummated by January 23, 2010, subject to certain rescission rights in favor of ASSAC with respect to the Stillwater Agreements. We will undertake to consummate the Northstar acquisition on or about March 31, 2010, although it is possible the closing may not occur until June 30, 2010. Assuming shareholder approval of the Acquisition Proposal on or before January 23, 2010, we will consummate the acquisitions of the Allied Provident Organization, the Wimbledon Funds and some or all of the Stillwater Funds and other securities contemplated by the Amalphis Agreement, the Wimbledon Agreements and the relevant Stillwater Agreements, provided that the aggregate net asset value of all of the consummated acquisitions equals or exceeds the Minimum Acquisition.

MATERIAL TERMS OF THE ACQUISITION PROPOSAL

The following summary of the material provisions of the Acquisition Proposal is qualified by reference to the complete text of the Stillwater Agreements, the Amalphis Agreement and the Wimbledon Agreements, copies of which have been included as exhibits to ASSAC’s Form 6-K Interim Report filed with the SEC on January 6, 2010. We intend to file definitive agreements with respect to the Northstar acquisition on a Form 6-K Interim Report if and when executed. All shareholders are encouraged to read such agreements in their entirety for a more complete description of the terms and conditions of the Acquisition Proposal and the Transactions.

Such agreements have been included to provide you with information regarding its terms. It is not intended to provide any other factual information about us. This information can be found elsewhere in this proxy statement and in our other public filings with the SEC, which are available without charge at www.sec.gov.

Such agreements contain representations and warranties that ASSAC, the Targets, and the other parties thereto have made to one another for the benefit of these parties only, and may not be relied upon by any other person. The assertions embodied in the representations and warranties contained in such agreements are qualified by information in disclosure schedules to such agreements. While we do not believe that the disclosure schedules contain information that we are required to disclose according to any applicable securities laws, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in such agreements. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since the representations and warranties are subject in important part to the underlying disclosure schedules. The disclosure schedules contain nonpublic information. Information concerning the subject matter of the representations and warranties may have changed since the date of such agreements, and subsequent information may or may not be fully reflected in our public disclosures.

Stillwater Agreements

Background

Pursuant to the Stillwater Agreements, ASSAC will acquire, through a series of merger and asset purchase transactions described below, the Stillwater Funds. The Stillwater Funds are a collection of Delaware limited partnerships and Cayman Islands exempt companies. There are two Delaware based and three Cayman Islands based entities which hold assets of mostly illiquid and privately offered short and medium term loans and other asset backed obligations for various types of borrowers, and participate in loans and loan portfolios of other lenders (“asset-backed loan strategies”). There are three Delaware based entities which are primarily engaged in the purchase of undervalued real estate, distressed real estate and real estate sold at foreclosure sales. Lastly, there are three Delaware based and one Cayman Islands based entities which invest in a portfolio of hedge funds with diversified investment strategies (“fund of fund strategy”). ASSAC may in the future acquire additional pooled investment vehicles managed by Stillwater and/or its affiliates, subject to due diligence and other conditions, including obtaining requisite consent from the owners of the equity of such entities. These additional entities include one Delaware based and one Cayman Islands based entity using asset-backed loan strategies and one Cayman Islands based entity using a fund of fund strategy (collectively, the “Remaining Stillwater Funds”).

The Stillwater Delaware Funds are as follows:

(i) Stillwater Asset Backed Fund, LP, a Delaware limited partnership (“Stillwater AB Fund Delaware I”), and Stillwater Asset Backed Fund II, LP, a Delaware limited partnership (“Stillwater AB Fund Delaware II” and together with Stillwater AB Fund Delaware I, the “Stillwater Delaware Lending Funds”);

(ii) Stillwater Real Estate Partners LP, a Delaware limited partnership (“Stillwater Real Estate Fund”);

(iii) Stillwater WPB Venture Partners I LP, a Delaware limited partnership (“Stillwater WPB I”), and Stillwater WPB Venture Partners II LP, a Delaware limited partnership (“Stillwater WPB II” and with Stillwater WPB I, the “Stillwater West Palm Beach Funds”); and

(iv) Stillwater Market Neutral Fund, LP, a Delaware limited partnership (“SMNF-I”), Stillwater Market Neutral Fund II, LP (“SMNF-II”), a Delaware limited partnership (collectively, the “Stillwater Delaware Market Neutral Funds”), and Stillwater Matrix Fund LP, a Delaware limited partnership (“Stillwater Matrix Fund Delaware”).

The Stillwater Cayman Funds are as follows:

(i) Stillwater Asset Backed Offshore Fund, Ltd., a Cayman Islands exempted company (“Stillwater ABOF Cayman”), Stillwater Asset Backed Fund SPV, a Cayman Islands exempted company (“Stillwater ABF SPV”), and SABF II Onshore SPV, a Cayman Islands exempted company (“Stillwater ABF II SPV” and collectively with Stillwater ABOF Cayman and Stillwater ABF SPV, the “Stillwater Cayman Lending Funds”); and

(ii) Stillwater Market Neutral Fund Ltd., a Cayman Islands exempted company (the “SMNF-Cayman Fund”).

The Remaining Stillwater Funds are as follows:

(i) Stillwater Loan Opportunities Fund, LLC, a Delaware limited liability company, and its sub fund, The Stillwater Loan Opportunities Fund (Series A);

(ii) Stillwater Loan Opportunities Fund, SPC, a Cayman Islands exempted company registered as a segregated portfolio company, and its sub fund, The Stillwater Loan Opportunities Fund Segregated Portfolio (Series A); and

(iii) Stillwater Market Neutral Fund III SPC, a Cayman Islands exempted company registered as a segregated portfolio company, and its sub fund, Stillwater Matrix Segregated Portfolio (collectively, the “Stillwater Matrix Cayman Funds”).

Structure

ASSAC entered into each of the various Stillwater Agreements, which are each effective as of December 31, 2009. Pursuant to the Stillwater Agreements, ASSAC has formed a series of Delaware limited partnerships and Cayman Islands companies which will consummate a series of mergers of the Stillwater Delaware Funds and acquisitions of the assets and liabilities of the Stillwater Cayman Funds.

For the Stillwater Delaware Funds:

(i) ASSAC has formed Stillwater AB Fund Merger Co. LP, a Delaware limited partnership (“AB Mergerco”). ASSAC and AB Mergerco shall enter into an agreement and plan of merger with each of the Stillwater Delaware Lending Funds, pursuant to which:

(A) AB Mergerco will be merged with and into Stillwater AB Fund Delaware I, with Stillwater AB Fund Delaware I as the surviving partnership of the merger (the “ABF Surviving Entity”); and

(B) Stillwater AB Fund Delaware II will be merged with and into the ABF Surviving Entity.

As a result of the foregoing mergers, ASSAC shall own of record and beneficially 100% of the partnership equity, assets and liabilities of each of the Stillwater Delaware Lending Funds in one Delaware limited partnership under the name “Stillwater Asset Backed Holdings LP”. The estimated unaudited net asset value of the Stillwater Delaware Lending Funds at December 31, 2009 is approximately $42.0 million, and ASSAC will acquire such funds for 42,000 Preferred Shares, representing 100% of such estimated unaudited net asset values.

(ii) ASSAC has formed Stillwater Realty Partners Merger Co. LP, a Delaware limited partnership (“Realty Mergerco”). ASSAC and Realty Mergerco shall enter into an agreement and plan of merger with the Stillwater Real Estate Fund, pursuant to which Realty Mergerco will be merged with and into the Stillwater Real Estate Fund, with Stillwater Real Estate Fund as the surviving partnership of the merger under the name “Stillwater Real Estate Holdings LP”. Additionally, real estate loan participations currently owned by Stillwater clients will also be included in the merger. The estimated unaudited net asset value of the Stillwater

Real Estate Fund and the real estate loan participations at December 31, 2009 is approximately $32.0 million and ASSAC will acquire such fund for 20,800 Preferred Shares, representing 65% of such estimated unaudited net asset value.

(iii) ASSAC has formed Stillwater WPB Fund Merger Co. LP, a Delaware limited partnership (“WPB Mergerco”). ASSAC and WPB Mergerco shall enter into an agreement and plan of merger with the Stillwater West Palm Beach Funds, pursuant to which:

(A) WPB Mergerco will be merged with and into Stillwater WPB Venture Partners I, LP (Stillwater WPB I), with Stillwater WBP I as the surviving partnership of the merger (the “WPB Surviving Entity”) and

(B) Stillwater WPB Partners II will be merged with and into the WPB Surviving Entity.

As a result of the foregoing mergers, ASSAC shall own of record and beneficially 100% of the partnership equity, assets and liabilities of both of the Stillwater West Palm Beach Funds in one Delaware limited partnership under the name “Stillwater WPB Venture Holdings LP”. The estimated unaudited net asset value of the Stillwater West Palm Beach Funds at December 31, 2009 is approximately $35.5 million and ASSAC will acquire such funds for 23,075 Preferred Shares, representing 65% of such estimated unaudited net asset value.

(iv) ASSAC has formed Stillwater MNF Merger Co. LP, a Delaware limited partnership (“MNF Mergerco”). ASSAC and MNF Mergerco shall enter into an agreement and plan of merger with SMNF-I, SMNF-II and Stillwater Matrix Fund Delaware (collectively, the “Stillwater Delaware Fund of Funds”), pursuant to which:

(A) MNF Mergerco will be merged with and into SMNF-I, with SMNF-I as the surviving partnership of the merger (the “FoF Surviving Entity”);

(B) SMNF-II will be merged with and into the FoF Surviving Entity; and

(C) Stillwater Matrix Fund Delaware will be merged with and into the FoF Surviving Entity.

As a result of the foregoing mergers, ASSAC shall own of record and beneficially 100% of the partnership equity, assets and liabilities of each of the Stillwater Delaware Fund of Funds in one Delaware limited partnership under the name “Stillwater Market Neutral Holdings LP”. The estimated unaudited net asset value of SMNF–I and SMNF–II at December 31, 2009 is approximately $34.2 million (inclusive of debt of approximately $5.8 million owed to the Bear Stearns trustee ($0.9 million) and to Morgan Stanley ($4.9 million)) and ASSAC will acquire such funds for 25,650 Preferred Shares, representing 75% of such estimated unaudited net asset values. The estimated unaudited net asset value of Stillwater Matrix Delaware is $12.3 million and ASSAC will acquire such fund for 10,750 Preferred Shares, representing 87.5% of such estimated unaudited net asset value.

According to the Limited Partnership Agreements of each of the Stillwater Delaware Funds and the Delaware Revised Uniform Limited Partnership Act, the approval and consent of the holders of a majority of the limited partnership interests in each of the Stillwater Delaware Funds is required to consummate each of the merger transactions described above. There appears also to be no appraisal rights afforded to limited partners who dissent from the merger transactions.

For the Stillwater Cayman Funds, ASSAC has formed in the Cayman Islands two separate wholly-owned subsidiaries to acquire 100% of the assets, subject to 100% of the liabilities, of such entities. As a result, the following transactions will be consummated.

(i) Gerova AB Holdings Ltd. has been formed and will acquire all of the assets subject to all of the liabilities of each of the Stillwater Cayman Lending Funds. The estimated unaudited net asset value of all of the Stillwater Cayman Lending Funds at December 31, 2009 is approximately $385.0 million and ASSAC will acquire such funds for 385,000 Preferred Shares, representing 100% of their estimated unaudited net asset value.

(ii) Gerova MN Holdings Ltd. has been formed and will acquire all of the assets subject to all of the liabilities of the SMNF — Cayman Fund. The estimated unaudited net asset value of the SMNF — Cayman Fund at December 31, 2009 is approximately $45.3 million and ASSAC will acquire such funds for 33,975 Preferred Shares, representing 75% of its estimated unaudited net asset values.

Following the Closing, ASSAC may also enter into separate asset or share purchase agreements to acquire all or certain of the net assets or securities of the Stillwater Matrix Cayman Funds. The estimated unaudited net asset value of the Stillwater Matrix Cayman Funds at December 31, 2009 is approximately $127.0 million. To the extent that ASSAC acquires such net assets or securities, they would be acquired at 90% of their estimated unaudited net asset values and ASSAC would issue a maximum of 114,300 Preferred Shares in exchange thereof.

In connection with the acquisition of the assets of Stillwater ABOF Cayman, SMNF-Cayman and Stillwater Matrix Cayman Fund, ASSAC will also consider the purchase of participating interests in the assets of such funds to avoid underlying fund consent/reregistration and expedite the closing.

We are advised by Cayman counsel that under Cayman Islands law no consent or approval of the shareholders of the Stillwater Cayman Funds is required as a condition for the transfer of all of their assets and liabilities in exchange for ASSAC securities. The transactions do require the consent of the board of directors of each of such entities. Any acquisitions of the Remaining Stillwater Funds are expected to be on substantially the same terms as the acquisition of the Stillwater Funds acquired at the Closing.

Consideration

As consideration for its acquisition of all of the Stillwater Funds, ASSAC will issue an aggregate of approximately 541,250 Preferred Shares, allocated to the Stillwater Funds based upon the unaudited estimated net asset values of each of the Stillwater Funds as at December 31, 2009. In addition, ASSAC will issue to Stillwater 266,667 of its ordinary shares and will pay to Stillwater a cash fee equal to 2% of the total consideration paid for the Stillwater Funds and Northstar, estimated to be approximately $12.0 million dollars. Such numbers of Preferred Shares do not include any additional Preferred Shares that may be issued upon the acquisition of any or all of the Remaining Stillwater Funds.

The consideration payable on the Closing pursuant to (i) each of the merger agreements with the Stillwater Delaware Funds (the “Merger Consideration”) and (ii) each of the asset purchase agreements with the Stillwater Cayman Funds (the “Asset Purchase Consideration”, and collectively, with the Merger Consideration, the “Purchase Values”) shall be equal to 100% of their unaudited estimated net asset values at December 31, 2009 (the “Estimated NAVs”) as determined in good faith by Stillwater. Such Purchase Values shall be paid by delivery to each of the limited partners and members of the Stillwater Delaware Funds and to each of the Stillwater Cayman Funds, respectively, that number of Preferred Shares which, when multiplied by its $1,000 per share stated value shall equal the applicable Purchase Value. Such Purchase Values shall be subject to post-closing increase or decrease (as the case may be) as provided below under “—Post-Closing Audit and Adjustment”.

As used in the applicable merger agreement or asset purchase agreement, the term “NAV” shall be defined to mean as at December 31, 2009: (a) the aggregate value of the assets of each of the Stillwater Funds as determined in accordance with the mutually agreed upon NAV valuation methods described in schedule to the Stillwater Agreements, less (b) all liabilities of each of such Stillwater Funds, including without limitation, all accounts payable, accrued expenses, notes payable, all outstanding affiliated obligations and the aggregate amount of all outstanding redemption claims. “Redemption claims” means, irrespective of whether or not redemptions from any of the Stillwater Funds have been suspended, the outstanding amounts (whether payable in cash or in other property) that are owned or may in the future be owed to any one or more Stillwater Fund partners or shareholders who have notified or may notify the applicable Stillwater Fund or Stillwater in writing prior to the Conversion Date, that such persons desire to withdraw their capital from such fund, or are owed money in connection with the redemption of their shares from such fund.

Post-Closing Audit and Adjustment

The Purchase Values attributable to each of the Stillwater Funds at Closing shall be adjusted following the Closing to 100% of their independently appraised net asset value as at December 31, 2009 (“Appraised

NAVs”). The Appraised NAVs will be based on the Estimated NAVs of each of the Stillwater Funds as at December 31, 2009, subject to audit based upon appraisals of each of such Stillwater Funds prepared by Houlihan Smith, or other business and asset appraisal firm mutually acceptable to Stillwater and ASSAC, to be valued at the high end of any estimated range of value in accordance with the NAV valuation methods attached to the Stillwater Agreements or such other valuation methods as are approved by ASSAC.

Such audited financial statements and Appraised NAVs shall be delivered to ASSAC by not later than March 31, 2010. To the extent that the Appraised NAV of any one or more of the Stillwater Funds shall be greater or less than the Purchase Values attributable to such Stillwater Funds pursuant to the applicable merger agreement or asset purchase agreement, the aggregate number of the ASSAC ordinary shares issuable to limited partners of the Stillwater Delaware Funds and/or to the Stillwater Cayman Funds (or their shareholders), upon the automaticconversion of the Preferred Shares (the “Conversion Shares”) shall be appropriately increased or decreased as set forth below, subject to certain floors on the adjustments with respect to the SMNF-Cayman Fund and the Stillwater Delaware Fund of Funds, as described in the Stillwater Agreements relating to such Stillwater Funds.

Terms of Preferred Shares

The Preferred Shares issued to the limited partners of the Stillwater Delaware Funds and to the Stillwater Cayman Funds (or their shareholders) shall:

(i) have a liquidation value of $1,000 per share;

(ii) vote on an “as converted” basis with the ASSAC ordinary shares;

(iii) commencing on July 31, 2010, pay a per share dividend, semi-annually at the rate of 5% per annum, accruing from the Closing date on the Purchase Values (as adjusted based upon the Appraised NAVs) which will be payable in-kind at the time of their conversion into ASSAC ordinary shares;

(iv) automatically,and without any action on the part of ASSAC or any holder of the Preferred Shares, commence to convert into ASSAC ordinary shares, at a conversion price of $7.50 per share (as the same may be adjusted), on July 31, 2010, at a rate of one-sixth (or 16.66%) of the total number of Preferred Shares held by each holder on the last day of each month commencing July 31, 2010 (so that all of the Preferred Shares held by such holder will be fully converted on December 31, 2010);

(v) be convertible into that number of Conversion Shares (as adjusted following the Closing based on the applicable Appraised NAVs) as shall be calculated by dividing (A) the Purchase Value applicable to the specific Stillwater Fund(s), by (B) the conversion price then in effect (originally $7.50);

(vi) provide that each Preferred Share shall be convertible at a ratio as shall be determined by dividing (A) the Conversion Shares (as adjusted following the Closing based on the applicable Appraised NAVs), by (B) the number of Preferred Shares issued to such holder; and

(vii) contain customary weighted average and other anti-dilution provisions.

Stillwater has agreed that, until the Preferred Shares are converted, with respect to the Preferred Shares owned by it, as to all matters that may require the prior written approval or written consent of ASSAC shareholders, it shall vote in favor of all proposals presented at such shareholders meeting or presented for written approval or consent that are recommended to the shareholders of ASSAC for approval and adoption by a majority of the members of the board of directors of ASSAC, provided that this covenant shall not be applicable if and to the extent that any such proposal relates to the issuance of any securities senior to the Preferred Shares or to the amendment to, or modification of, any securities junior to or pari passu to the Preferred Shares if any such issuance, amendment or modification would result in the same being senior to the Preferred Shares or if such proposal would have the effect of, or could reasonably be expected to have the effect of, adversely affecting the rights, privileges or designations of the Preferred Shares.

Severability of Acquisitions

In the event that the conditions to closing under any Stillwater Agreement fail to be satisfied for any reason or no reason, or if a Stillwater Fund is unable or unwilling to perform their individual obligations under the applicable Stillwater Agreement, including, without limitation, the inability to timely deliver to

ASSAC and its representatives the requisite financial information required thereby and pursuant to the Securities Act, then by mutual agreement of ASSAC and Stillwater, the parties may consummate the other transactions contemplated by the other Stillwater Agreements, in which event ASSAC shall not acquire the equity, or assets and liabilities of any such non-performing Stillwater Fund. Further, if audits of certain of the Stillwater Funds are not completed by July 31, 2010, ASSAC has the right, but not the obligation, to rescind the acquisitions of the unaudited Stillwater Funds and redeem and cancel the Preferred Shares issued in consideration for the acquisition of such Stillwater Funds.

Representations and Warranties

The Stillwater Agreements contain representations and warranties of Stillwater and the Stillwater Funds relating to, among other things, (a) organization and good standing; (b) effect of the Stillwater Agreement; (c) financial statements; (d) corporate matters; (e) legal proceedings and absence of litigation; (f) regulatory compliance; (g) intellectual property and confidential information; (h) insurance; (i) taxation; (j) permits and licenses; and (k) redemption payments made to date.

Covenants and Agreements

The Stillwater Agreements contain covenants and agreements of ASSAC and Stillwater and their respective affiliates to use their best efforts to, among other things: (a) appoint to the board of directors of ASSAC the persons named in the Stillwater Agreements, (b) provide that certain actions will not be undertaken by Stillwater in respect of the management of any of the Stillwater Funds from and after the Closing without the affirmative vote or consent of either ASSAC or its designees on the ASSAC board of directors or board of members, and (c) for ASSAC to cause the registration statement covering the Conversion Shares to be declared effective by the SEC.

Conditions to Closing

The Stillwater Agreements set forth certain conditions to Closing which includes, without limitation: (a) obtaining the required approvals of limited partners of the Stillwater Delaware Funds and the directors of the Stillwater Cayman Funds, (b) obtaining the approval of the Acquisition Proposal by the holders of a majority of our publicly traded shares that vote in person or by proxy at the Meeting, (c) public shareholders of ASSAC owning 35% or more of the publicly traded shares not voting against the transactions contemplated by the Acquisition Proposal and exercising their rights to have their shares converted into the right to receive cash from the Trust Account, (d) the aggregate amount of Estimated NAV of the Stillwater Funds (or any substitute funds) being not less than $100 million, (e) obtaining all regulatory and other consents and approvals, (f) the consummation of the acquisition by ASSAC of the Northstar Companies and/or Amalphis, and (g) the absence of any pending or threatened litigation. Any or all of the foregoing conditions may be waived by the parties. There can be no assurances that all of the conditions to Closing will be achieved.

Termination of Agreement

The transactions contemplated by the Stillwater Agreements may be terminated and/or abandoned, including, but not limited to, any time prior to the closing: (a) by the mutual consent of the parties, (b) by any party if the other party is in material breach of any provision of the applicable Stillwater Agreement, (c) if the conditions to Closing will have become impossible to satisfy, or (d) if the Closing has not occurred by January 23, 2010.

Stillwater Management Agreement

Prior to the Closing, Stillwater and its principals will assist ASSAC in achieving the foregoing business combinations and managing the assets and investment accounts acquired from the Stillwater Funds (the “Stillwater Assets”), including, among other things: (i) assisting ASSAC in negotiating and closing the acquisition of the Northstar Companies, (ii) spearheading solicitation of approvals from investors in the Stillwater Funds, and (iii) reinvesting capital generated from the sale of Stillwater Assets.

At Closing, ASSAC and Stillwater (or one of its affiliates) will enter into a three (3) year management agreement to manage the Stillwater Assets (the “Stillwater Management Agreement”). The Stillwater Management Agreement shall: (i) provide for a management fee, payable quarterly, equal to 0.25% of the Net

Asset Value of the Stillwater Assets covered by the Management Agreement, (ii) provide for an incentive fee, equal to 20% of the “new appreciation” (as defined) in the net asset values of the Stillwater Assets, and (iii) provide for approximately 44% of cash net proceeds from the sale or liquidation of Stillwater Assets to be reinvested in asset backed loans and related secured lending investments, with such percentage to be increased to 72% of cash net proceeds once Stillwater has been repaid its accrued management and incentive fees owed by the Stillwater Funds. Without the prior approval of ASSAC, as investment manager, Stillwater will no longer invest cash net proceeds in fund of fund or real estate investments. After the expiration of the initial three year term, the Stillwater Management Agreement is automatically renewable for a subsequent one, two or three year period, depending upon whether the Stillwater Assets under management achieve minimum internal rate of return targets of either 7%, 8% or 9%, respectively, during the prior contract period. Stillwater has agreed to waive any incentive fee for the year ending December 31, 2010. Also, we have covenanted and agreed to raise not less than $200.0 million over a period of two years for further investment by Stillwater in additional assets on behalf of ASSAC.

Amalphis Agreement

Transaction

ASSAC entered into the Amalphis Agreement, which is effective as of December 31, 2009. Pursuant to the Amalphis Agreement, among other things, ASSAC will issue to Amalphis 57,000 Preferred Shares in exchange for 57,000 Series B convertible preferred shares of Amalphis, which Series B preferred shares are convertible into 81.5% of the ordinary shares of Amalphis. In addition, pursuant to a shareholders agreement with the holders of Amalphis Series A preferred shares and Amalphis ordinary shares, ASSAC will be entitled to control the board of directors of Amalphis. Upon any sale of control (as defined therein) of Amalphis or Allied Provident, ASSAC will receive the greater of $57.0 million or 81.5% of all consideration paid or payable in connection with such transaction. Amalphis owns 100% of the capital stock of Allied Provident. In addition, as part of the Amalphis Agreement, ASSAC will issue an additional 144,000 Preferred Shares, including the 114,000 Preferred Shares issued to enable Allied Provident to acquire the Wimbledon Funds described below, and 30,000 Preferred Shares issued in exchange for 30,000 Amalphis Series A preferred shares previously issued to unaffiliated third parties in exchange for $40.0 million face amount of 8% redeemable convertible preferred stock of an unrelated publicly traded company that was contributed to the capital of Allied Provident.

Shareholders Agreement

ASSAC will also enter into an Amended and Restated Shareholders Agreement with the holders of Amalphis Series A preferred shares and the Amalphis ordinary shares, which will provide for, among other things that: (a) unless additional shares of Amalphis have previously been issued with ASSAC’s prior written consent, in the event of any sale of the outstanding Amalphis ordinary shares or the assets or business of Amalphis or Allied Provident, ASSAC shall receive the greater of $57.0 million, or 81.5% of the total consideration paid or payable in connection with such sale event prior to the payment of any proceeds to the other shareholders of Amalphis, (b) ASSAC will essentially control the activities of the board of directors of Amalphis, and (c) neither Amalphis nor Allied Provident will undertake certain transactions without the prior consent of ASSAC. In all other respects, the Amalphis Series B preferred shares shall have the same rights and preferences as its Series A preferred shares.

Representations and Warranties

The Amalphis Agreement contains representations and warranties of Amalphis relating to, among other things, (a) organization and good standing; (b) effect of the Amalphis Agreement; (c) financial statements; (d) corporate matters; (e) legal proceedings and absence of litigation; (f) regulatory compliance; (g) intellectual property and confidential information; (h) insurance; (i) taxation; (j) permits and licenses; and (k) redemption payments made to date.

Conditions to Closing

The Amalphis Agreement sets forth certain conditions to Closing which includes, without limitation: (a) obtaining the approval of the Acquisition Proposal by the holders of a majority of our publicly traded shares that vote in person or by proxy at the Meeting, (b) public shareholders of ASSAC owning 35% or more of the publicly traded shares not voting against the transactions contemplated by the Acquisition Proposal and exercising their rights to have their shares converted into the right to receive cash from the Trust Account, (c) obtaining all regulatory and other consents and approvals, including the approval of the Court, (d) the consummation of the acquisition by ASSAC of the Northstar Companies and/or the Stillwater Funds, and (e) the absence of any pending or threatened litigation. Any or all of the foregoing conditions may be waived by the parties. There can be no assurances that all of the conditions to Closing will be achieved.

Termination of Agreement

The transactions contemplated by the Amalphis Agreement may be terminated and/or abandoned, including, but not limited to, any time prior to the closing: (a) by the mutual consent of the parties, (b) by any party if the other party is in material breach of any provision thereof, (c) if the conditions to Closing will have become impossible to satisfy, or (d) if the Closing has not occurred by January 23, 2010.

Wimbledon Agreements

Background

Pursuant to the Wimbledon Agreements, a newly formed acquisition subsidiary of Allied Provident will acquire, through asset purchase transactions described below, assets and liabilities of the Wimbledon Funds. The Wimbledon Funds are both master funds in separate master-feeder structures which invest in investment pools managed by investment managers. These managers may invest in secured and unsecured loans and convertible and non-convertible notes (including real estate loans) and other debt instruments. These investments may be coupled with warrants or other equity securities and generally will be issued by, or will be made to, small-cap and private companies.

Structure

Allied Provident entered into the Wimbledon Agreements, which are effective as of December 31, 2009. In connection with the Wimbledon Agreements, Allied Provident has formed WFM Holdings Ltd., a Cayman Islands exempted company (the “Wimbledon Buyer”). Pursuant to the Wimbledon Agreements, the Wimbledon Buyer will acquire 100% of the assets and assume all of the liabilities of the Wimbledon Funds and certain of the liabilities of feeder funds that invest in the Wimbledon Funds; provided, however, if prior to January 19, 2010 any investor in the feeder funds investing in a Wimbledon Fund objects to the transactions contemplated by the Wimbledon Agreement relating to such Wimbledon Fund and such investor’s investment balance in the feeder funds exceeds 10% of the total shareholder’s equity of such Wimbledon Fund (such investor’s indirect percentage ownership interest in such Wimbledon Fund, the “objecting investor’s percentage”) then the percentage of the assets of such Wimbledon Fund to be acquired by the Wimbledon Buyer will be reduced by the objecting investor’s percentage.

We are advised by Cayman counsel that under Cayman Islands law no consent or approval of the shareholders of the Wimbledon Funds is required as a condition for the transfer all of its assets and liabilities in exchange for Amalphis securities. The transactions do require the consent of the directors of the Wimbledon Funds.

Consideration

As consideration for its acquisition of the assets and liabilities of the Wimbledon Funds by the Wimbledon Buyer, Amalphis shall issue an aggregate of 114,000 of its Series A preferred shares to the Wimbledon Funds (106,000 Series A preferred shares to Wimbledon Financing Master Fund Ltd. and 8,000 Series A preferred shares to Wimbledon Financing Real Estate Master Fund Ltd.). The consideration payable on the Closing pursuant to the Wimbledon Agreements (the “Wimbledon Consideration”) shall be equal to $114.0 million ($106.0 million to Wimbledon Financing Master Fund Ltd. and $8.0 million to Wimbledon Financing Real Estate Master Fund Ltd), or 100% of the unaudited estimated net asset value of the Wimbledon Funds at December 31, 2009 (the “Wimbledon Estimated NAV”) as determined in good faith by Weston. Such Wimbledon Consideration shall be paid by delivery to the Wimbledon Funds of 114,000 Series A preferred shares of Amalphis (106,000 Series A preferred shares to Wimbledon Financing Master Fund Ltd. and 8,000 Series A preferred shares to Wimbledon Financing Real Estate Master Fund Ltd.) which, when multiplied by its $1,000 per share stated value, shall equal the applicable Wimbledon Consideration. At the closing of all the transactions contemplated by the Amalphis Agreement (contemplated to occur in escrow on or about January 19, 2010), the Wimbledon Buyer will own all of the acquired net assets of the Wimbledon Funds. Simultaneous with consummation of the transactions under the Amalphis Agreement, the Wimbledon Funds shall exchange all 114,000 Amalphis Series A preferred shares for 114,000 Preferred Shares (106,000 Preferred Shares issuable to Wimbledon Financing Master Fund Ltd. and 8,000 Preferred Shares issuable to Wimbledon Financing Real Estate Master Fund Ltd.) which shall have the same terms and conditions as the Preferred Shares issuable in connection with the acquisition of the Stillwater Funds. The Purchase Values attributable to the Wimbledon Funds shall be subject to post-closing increase or decrease (as the case may be) as provided below under “ — Post-Closing Audit and Adjustment”.

As used in the Wimbledon Agreements, the term “NAV” shall be defined to mean, with respect to each Wimbledon Fund, as at December 31, 2009: (a) the aggregate value of the assets of such Wimbledon Fund as determined in accordance with the mutually agreed upon NAV valuation methods described in schedules to the Wimbledon Agreements, less (b) all liabilities of such Wimbledon Fund, including without limitation, all accounts payable, accrued expenses, notes payable and the aggregate amount of all outstanding redemption claims. “Redemption claims” means, the outstanding amounts (whether payable in cash or in other property) owed to shareholders of the applicable Wimbledon Fund who have notified such Wimbledon Fund in writing, or may prior to the Conversion Date notify such Wimbledon Fund in writing, in each case during a period when redemptions from such Wimbledon Fund have not been suspended by the board of directors of such Wimbledon Fund, that such shareholders either (i) seek to withdraw their capital from such Wimbledon Fund, or (ii) are owed money in connection with the redemption of their shares from such Wimbledon Fund

Post-Closing Audit and Adjustment

The portion of the Wimbledon Consideration payable to each Wimbledon Fund shall be adjusted following the Closing to 100% of the independently appraised net asset value of such Wimbledon Fund as at December 31, 2009 (such independently appraised net asset value of such Wimbledon Fund, the “Wimbledon Appraised NAV”). The Wimbledon Appraised NAV will be based on the Wimbledon Estimated NAV applicable to such Wimbledon Fund as at December 31, 2009, subject to an independent appraisal of such Wimbledon Fund prepared by Houlihan Smith, or other business and asset appraisal firm mutually acceptable to Weston and ASSAC.

Such Wimbledon Appraised NAV shall be delivered to ASSAC as soon as practicable following the Closing. To the extent that the Wimbledon Appraised NAV shall be greater or less than the Wimbledon Consideration payable to such Wimbledon Fund pursuant to the applicable Wimbledon Agreement, the aggregate number of the ASSAC ordinary shares issuable to such Wimbledon Fund upon the automaticconversion of the Preferred Shares shall be appropriately increased or decreased as set forth under “—Terms of Preferred Shares” above. Notwithstanding the foregoing, regardless of the Wimbledon Appraised NAV, in no event will the value used to determine the number of the ASSAC ordinary shares issuable to Wimbledon Financing Master Fund Ltd. and Wimbledon Financing Real Estate Master Fund Ltd. upon the automatic conversion of the Preferred Shares be less than $85.0 million and $5.4 million, respectively.

Terms of Preferred Shares

Upon exchange of the Amalphis preferred shares, the Preferred Shares issued to the Wimbledon Funds (or its shareholders) shall have the same rights, preferences and designations as those which are issued in connection with the acquisition of the Stillwater Funds. See “—Terms of Preferred Shares” above.

Weston has agreed that, until the Preferred Shares are converted, with respect to the Preferred Shares owned by it, as to all matters that may require the prior written approval or written consent of ASSAC shareholders, it shall vote in favor of all proposals presented at such shareholders meeting or presented for written approval or consent that are recommended to the shareholders of ASSAC for approval and adoption by a majority of the members of the board of directors of ASSAC, provided that this covenant shall not be applicable if and to the extent that any such proposal relates to the issuance of any securities senior to the Preferred Shares or to the amendment to, or modification of, any securities junior to or pari passu to the Preferred Shares if any such issuance, amendment or modification would result in the same being senior to the Preferred Shares or if such proposal would have the effect of, or could reasonably be expected to have the effect of, adversely affecting the rights, privileges or designations of the Preferred Shares.

Representations and Warranties

The Wimbledon Agreements contains representations and warranties of Weston and the Wimbledon Funds relating to, among other things, (a) organization and good standing; (b) effect of the Wimbledon Agreements; (c) financial statements; (d) corporate matters; (e) legal proceedings and absence of litigation; (f) regulatory compliance; (g) intellectual property; (h) taxation; (i) permits and licenses; and (j) outstanding redemption claims.

Covenants and Agreements

The Wimbledon Agreements contain covenants and agreements of ASSAC to cause the registration statement covering the Conversion Shares to be declared effective by the SEC by no later than July 31, 2010.

Conditions to Closing

The Wimbledon Agreements set forth certain conditions to Closing which includes, without limitation: (a) obtaining the approval of the Acquisition Proposal by the holders of a majority of our publicly traded shares that vote in person or by proxy at the Meeting, (b) public shareholders of ASSAC owning 35% or more of the publicly traded shares not voting against the transactions contemplated by the Acquisition Proposal and exercising their rights to have their shares converted into the right to receive cash from the Trust Account, (c) at least 51% of the assets of such Wimbledon Fund will be acquired by the Wimbledon Buyer, (d) the consummation of the acquisition by ASSAC of the Northstar Companies and/or Amalphis, and (e) the absence of any pending or threatened litigation. Any or all of the foregoing conditions may be waived by the parties. There can be no assurances that all of the conditions to Closing will be achieved.

Termination of Agreement

The transactions contemplated by each Wimbledon Agreement may be terminated and/or abandoned, including, but not limited to, any time prior to the closing: (a) by the mutual consent of the parties, (b) by any party if the other party is in material breach of any provision of such Wimbledon Agreement, (c) if the conditions to Closing under such Wimbledon Agreement will have become impossible to satisfy, (d) if the Closing under such Wimbledon Agreement has not occurred by January 23, 2010; or (e) if the five largest investors in the feeder funds that invest in such Wimbledon Fund have not granted their approval to consummate the transactions contemplated by such Wimbledon Agreement by January 23, 2010.

Weston Management Agreements

At Closing, the Wimbledon Buyer and Weston will enter into separate management agreements pursuant to which Weston will manage the assets and investments acquired by the Wimbledon Buyer from Wimbledon Financing Master Fund Ltd. and Wimbledon Real Estate Financing Fund Ltd., respectively (each, a “Weston Management Agreement”). Each Weston Management Agreement shall: (i) provide for a management fee, payable quarterly in arrears, equal to 0.3125% of the net asset value of the assets and investments covered by the Weston Management Agreement (pro-rated to take account of any intra-quarter additions, redemptions or distributions) and (ii) provide for a quarterly performance fee equal to 10% of realized and unrealized “investment profits” (as defined). In no event will a performance fee be paid on the recoupment of losses from prior periods (i.e., a “new high water mark” must be achieved).

The term of each Weston Management Agreement will continue until the Wimbledon Buyer is dissolved and wound-up or all of the assets and investments covered by the Weston Management Agreement are liquidated and the proceeds thereof distributed by the Wimbledon Buyer following payment of all amounts due thereunder to Weston, unless earlier terminated in accordance with the provisions of such Weston Management Agreement.

Northstar Agreement

Background

Northstar has three classes of equity securities: (i) tracking shares, (ii) outstanding shares, and (iii) voting shares, (representing 100% of the economic value of the equity of Northstar and represent a pro-rata interest in the total net asset value of the portfolio of securities and assets owned by Northstar). The Stillwater Funds and Argus Corp. own all of the tracking shares. Such investors own 70% of the outstanding shares and approximately 56.2% of the voting shares.

Commerzbank AG has issued two letters of credit in the aggregate amount of $45.0 million that are secured by a lien on all of the assets of Northstar, including all of the $120.0 million in assets and securities contributed by the Stillwater Funds and Argus Corp. The letter of credit, in turn, provides regulatory capital to Northstar Re Ireland and Northstar Re Bermuda and secures the obligations of Northstar Ireland and Northstar Bermuda to their insurer clients under reinsurance contracts currently in force. In addition, Commerzbank AG has provided a $10.0 million line of credit to Northstar which is fully drawn. Accordingly, a total of approximately $55.0 million is currently owed to Commerzbank AG.

In order to consummate the acquisition of Northstar, either through a sale of all or substantially all of the assets and liabilities of Northstar or through a merger transaction, the (i) approval and consent of the holders of 66.7% of the voting shares of Northstar (which has been obtained) and (ii) the approval and consent of Commerzbank AG, as senior lender, is required.

Structure

On December 22, 2009, ASSAC entered into the Northstar Agreement. Pursuant to the Northstar Agreement, ASSAC will form a new Bermuda subsidiary, which will be merged with and into Northstar with Northstar as the surviving company of the merger. As a result, upon consummation of the merger, ASSAC will own of record and beneficially 100% of the Northstar outstanding shares, 100% of the Northstar voting shares, and 100% of the Northstar tracking shares. ASSAC, Northstar, Commerzbank AG and the other parties are currently negotiating the terms of a definitive agreement whose terms and conditions will be consistent those set forth in the Northstar Agreement, subject to further negotiation.

Consideration

In consideration for the acquisition of the Northstar Companies, ASSAC shall pay to the Northstar Sellers $7.0 million in cash, of which approximately $2,000,000 will be used to retire certain outstanding liabilities and obligations of Northstar or Northstar Ireland in connection with a disputed treaty, with the balance paid to the holders of Northstar tracking shares.

ASSAC will also issue to the holders of the tracking shares (in pro-rata amounts equal to their respective percentage interests in the tracking shares) ASSAC’s limited recourse non-interest bearing $120.0 million performance note (the “ASSAC Note”). The ASSAC Note shall: (i) be due and payable on or before June 30, 2010; (ii) be unconditionally guaranteed by the Northstar Companies and the ASSAC Stillwater Entities (as defined below); (iii) be secured by a pledge of all of the Northstar tracking shares and all of the underlying portfolio of assets and securities provided by Argus Corp. and the Stillwater Funds; (iv) be subordinated to the prior lien and security interest of Commerzbank AG; and (v) be deemed to be “paid and performed” in full upon a release of all of the assets contributed by the Stillwater Funds and Argus Corp from the lien of Commerzbank AG securing the letter of credit and the other senior debt of Northstar, and a return of all such assets to the Stillwater Funds and Argus Corp.

Letter of Credit

Prior to consummation of the merger, ASSAC and the Stillwater Funds will seek to reach agreement in principle with Commerzbank AG with respect to: (i) revised financial terms of the letter of credit and terms to retain it in place, and (ii) offering Commerzbank AG substitute collateral to secure the senior debt of Northstar. It is contemplated that approximately $120.0 million (appraised net asset value) of assets and securities of the ASSAC Stillwater Entities will be offered to Commerzbank AG to collateralize the senior debt of Northstar to induce it to release its liens and charges over the assets contributed by the Stillwater Fund and Argus Corp. The proposed $120.0 million of assets and securities of the ASSAC Stillwater Entities to be provided to Commerzbank AG will be appraised by Houlihan Smith, both before and after the consummation of the merger, and audited and written down to current net realizable values. Consummation of the transaction with Commerzbank AG will follow closing of the merger and be subject to receipt of such appraisals.

Approximately $50.0 million of collateral provided by Argus Corp. has previously been transferred to Northstar Ireland and represents regulatory capital for Northstar Ireland. Such collateral cannot be released without the consent of the Irish insurance regulators, such that Commerzbank AG effectively holds a lien subordinated to the insurance regulation requirements on such collateral.

In the event ASSAC and Commerzbank AG are unable to reach an agreement regarding the foregoing, ASSAC shall undertake to provide for a new $45.0 million letter of credit and a substituted line of credit for Northstar prior to June 30, 2010.

Event of Default

In the event that by June 30, 2010, the ASSAC Note shall not have been “paid and performed” in full by the return of all assets and securities contributed by the Stillwater Funds and Argus Corp., then and in such event an “event of default” under the ASSAC Note shall have occurred. In such event, and in order to release the liens on such assets and securities and return the same to the Stillwater Funds and Argus Corp., ASSAC and the guarantors of the ASSAC Note shall be required to: (i) either replace the existing $45.0 million letter of credit with a new letter of credit issued by another lending institution, or cause the Northstar Companies to terminate all treaties in accordance with their terms, obtain releases of all regulatory capital and terminate the letter of credit with Commerzbank AG; and (ii) repay the existing $10.0 million line of credit in full, either by liquidation of assets from the Stillwater Funds or from ASSAC working capital.

Representations and Warranties

It is anticipated that the definitive merger agreement will contain representations and warranties of the parties relating to, among other things, (a) organization and good standing; (b) effect of the Stillwater Agreement; (c) financial statements; (d) corporate matters; (e) legal proceedings and absence of litigation; (f) regulatory compliance; (g) intellectual property and confidential information; (h) insurance; (i) taxation; (j) permits and licenses; and (k) redemption payments made to date. There can be no assurance that any of the foregoing representations and warranties will be contained in the executed definitive merger agreement.

Covenants and Agreements

It is anticipated that the definitive merger agreement will provide that, prior to June 30, 2010: (i) neither ASSAC nor any of its direct or indirect subsidiaries (including the Northstar Subsidiaries) shall take any action to terminate any of the existing reinsurance treaties or take any action that would reasonably be expected to result in a draw by any beneficiary under any outstanding letter of credit, (ii) ASSAC and each of its direct and indirect subsidiaries (including the Northstar Subsidiaries) shall use each of their respective commercially reasonable efforts to prevent a draw by any beneficiary under any outstanding letter of credit, and (iii) ASSAC shall repay or cause to be repaid to Commerzbank AG any amounts drawn under such letters of credit, whether in connection with a termination of any of the reinsurance treaties or otherwise. To secure such covenants, on the Closing, ASSAC shall (A) guaranty to indemnify, defend and hold harmless, Commerzbank AG from any losses incurred by it in the event and to the extent that the existing letters of credit shall be drawn upon, and (B) secure such guaranty and the foregoing covenants by granting to Commerzbank AG a security interest in the form of a pledge or charge over the shares or equity of one or more of the entities acquiring the assets of the Stillwater Funds that own portfolios of assets and securities having an aggregate net asset value of not less than $120.0 million, which collateral shall be independent of and unrelated to the portfolio of assets and securities contributed to the capital of the Northstar Subsidiaries by the Northstar Sellers. There can be no assurance that any of the foregoing covenants will be contained in the executed definitive merger agreement.

Conditions to Closing

It is anticipated that the definitive merger agreement will set forth certain conditions to Closing which includes, without limitation: (a) the completion of a satisfactory due diligence review by all parties, (b) execution of a mutually acceptable agreement and plan of merger, (c) obtaining the required approvals of Commerzbank AG, as senior lender, (d) obtaining the approval of the Acquisition Proposal by the holders of a majority of our publicly traded shares that vote in person or by proxy at the Meeting, (e) public shareholders of ASSAC owning 35% or more of the publicly traded shares not voting against the transactions contemplated by the Acquisition Proposal and exercising their rights to have their shares converted into the right to receive cash from the Trust Account, (f) the consummation of the acquisition by ASSAC of the assets of the Stillwater Funds, (g) Commerzbank AG making a contribution to Northstar in an amount to be agreed upon by the parties in full satisfaction of any current or future obligations it may have under a certain contribution agreement, (h) the absence of any pending or threatened litigation. Any or all of the foregoing conditions may be waived by the parties. There can be no assurances that all of the conditions to Closing will be achieved. There can be no assurance that any of the foregoing conditions will be contained in the executed definitive merger agreement or that other conditions to Closing will be included therein.

Termination of Agreement

It is anticipated that the definitive merger agreement will provide that the transactions contemplated by the Northstar Agreement may be terminated and/or abandoned, including, but not limited to, any time prior to the closing: (a) by the mutual consent of the parties, (b) by any party if the other party is in material breach of any provision of the applicable Stillwater Agreement, or (c) if the conditions to Closing will have become impossible to satisfy.

Contributions of Entities

Immediately after the mergers and asset sales outlined above, ASSAC will own (i) as a result of the mergers transactions with the Stillwater Delaware Funds, 100% of the limited and general partner interests of each of the Stillwater Delaware Funds, and (ii) as a result of the transactions with the Stillwater Cayman Funds, 100% of the shares of each the ASSAC Cayman subsidiary companies (the “Stillwater Cayman Fund Subsidiaries”) that will then hold all of the assets that were formerly owned by the Stillwater Cayman Funds. The former limited partners of the Stillwater Delaware Funds as well as the shareholders of the Stillwater Cayman Funds companies will only own (directly or indirectly) their share of the Merger Consideration or Asset Purchase Consideration, as applicable, which consists of the Preferred Shares. Immediately after the consummation of the transactions contemplated by the Amalphis Agreement and the Wimbledon Agreements, ASSAC will own a controlling interest in Amalphis, which owns Allied Provident and the Wimbledon Subsidiary.

Immediately after the Closing, ASSAC will contribute substantially all of the partnership interests in the Stillwater Delaware Funds and all of the shares in the Stillwater Cayman Fund Subsidiaries to Allied Provident. In the event that the Northstar transaction shall be consummated subsequent to the Closing, ASSAC may elect to assign one or more of the partnership interests in the Stillwater Delaware Funds and all of the shares in the Stillwater Cayman Fund Subsidiaries to one or both of the Northstar Subsidiaries, in such amounts and proportions as it may determine in its sole and absolute discretion, and such limited partnerships and companies will become direct subsidiaries of the Northstar Subsidiaries. All of the assets and liabilities of the Wimbledon Funds acquired through the Wimbledon Buyer will be owned by Allied Provident.

Our Company after the Transactions

The following chart sets forth our organizational structure assuming we consummate the acquisition of the Northstar Companies following the Closing and prior to June 30, 2010. If for any reason we do not consummate the proposed transaction with the Northstar Companies, ASSAC will contribute the equity of its subsidiaries owning the assets of the Stillwater Funds to Allied Provident. Pending the acquisition of the Northstar Companies, ASSAC may, at its option, retain the equity of its subsidiaries owning the assets of the Stillwater Funds or contribute such equity to Allied Provident and thereafter (upon consummation of the acquisition of the Northstar Companies), transfer all or a portion of such equity interests to Northstar Ireland and/or Northstar Bermuda.

Fees and Expenses

All costs and expenses, including, without limitation, legal, accounting, investment banking and consulting fees and expenses, incurred in connection with the consummation of the Transactions contemplated by the Acquisition Proposal, shall be paid by the party incurring these costs and expenses, whether or not the consummation of the Transactions shall have occurred; provided, that upon consummation of the Transactions contemplated by the Acquisition Proposal, ASSAC shall pay all transactions costs and expenses incurred by Stillwater, or reimburse Stillwater (as the case may be) for any such expenses previously paid. Pursuant to the Stillwater Management Agreement, Stillwater will be paid approximately $24.0 million in accrued and unpaid management fees and incentive fess earned in connection with their prior management of the Stillwater Funds.

In addition, in the event the Closing does not occur, each of the Targets, Stillwater, Weston and Amalphis has agreed to not make any claims against the Trust Account and to not claim reimbursement of its expenses from the Trust Account.

Public Announcements

The parties with respect to each of the Transactions have agreed to cooperate with one another in making public announcements concerning the transactions contemplated by the Acquisition Proposal.

The Definitive Agreements

Copies of the Stillwater Agreements, the Amalphis Agreement and the Wimbledon Agreements have been included as exhibits to ASSAC’s Form 6-K Interim Report filed with the SEC on January 6, 2010. We intend to file definitive agreements with respect to the Northstar acquisition on a Form 6-K Interim Report if and when executed. We encourage you to read the Stillwater Agreements, the Amalphis Agreement and the Wimbledon Agreements. They are the legal documents that govern the acquisition of the Targets and the related transactions among such parties.

Required Vote

The approval of the Acquisition Proposal requires the affirmative vote of the holders of a majority of the Public Shares that are present in person or by proxy and entitled to vote at the Meeting. Any shares that are present in person or by proxy at the Meeting but that abstain or fail to vote on the Acquisition Proposal will be counted in determining whether or not a quorum is present at the Meeting but will not be counted as shares that have been voted in favor of or against the Acquisition Proposal. However, we will not be able to proceed with the Closing if the holders of 4,025,000 or more Public Shares, an amount equal to 35% of the Public Shares, vote against the Acquisition Proposal and demand that we redeem their shares for cash. The remaining proposals will not be presented to the shareholders for a vote unless our shareholders approve the Acquisition Proposal. If the Acquisition Proposal is not approved by the shareholders, we will not be able to proceed with the Closing regardless of whether any of the other proposals have been approved.

In addition to approval of the Acquisition Proposal, consummation of the Transactions is conditional upon shareholder approval of the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal. Approval of the Repurchase Proposal, the Securities Issuance Proposal, the Increased Capital Proposal, the Board of Directors Proposal, the Name Change Proposal and the Amendment Proposal is conditional upon approval of the Acquisition Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ACQUISITION PROPOSAL.

PROPOSAL 2:

THE REPURCHASE PROPOSAL

Proposal

We are asking our shareholders to approve the potential repurchase of ASSAC ordinary shares from, or entry into one or more purchase or similar agreements with, any one or more of our shareholders in connection with the acquisition and related transactions.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding the Company or its securities, the Company, its directors and officers, and/or their respective affiliates may negotiate arrangements to purchase Public Shares in private transactions from institutional and other sophisticated investors, or execute agreements to purchase such shares from them in the future, or they or the Company may enter into transactions with such persons and others to provide them incentives for acquiring Public Shares and voting such Public Shares in favor of the Acquisition Proposal.

Investors sought for such transactions may be selected on factors such as (i) the size of their current holdings, if any, (ii) their interest in remaining a long-term investor in the Company following consummation of the Transactions, and (iii) such other criteria as the Company (or any other potential purchaser set forth above) deems relevant. Definitive arrangements have not yet been entered into for any such transaction but might include:

•	Agreements with certain holders of Public Shares pursuant to which the Company (or such other party set forth above) would agree to purchase Public Shares from such holders immediately after the closing of the Transactions for the price and fees specified in the agreements; or
•	Agreements with third parties pursuant to which the third parties would purchase Public Shares at any time following the filing of this proxy statement through the closing of the vote on the Acquisition Proposal at the Meeting. Such arrangements would also provide for the Company (or such other party set forth above), immediately after the closing of the Transactions, to purchase from third parties all of the Company securities owned by them for the price and fees specified in the agreements.

Funds released from the Trust Account upon consummation of the Transactions may be used to purchase the Public Shares. There is no maximum as to the amount of consideration that may be paid per share or in the aggregate and shareholders entering into such agreements may receive a per share price that is higher than the redemption price or additional securities from the sponsor for their agreement to vote in favor of the Acquisition Proposal. There is no ceiling on the amount that may be taken from the Trust Account for such purpose.

In addition, the Company’s advisors may seek investors that have expressed an interest in the Company’s long-term objectives and are interested in purchasing securities of the Company from investors seeking to exit their investment in the Company. Such third parties may engage in open market or privately negotiated transactions in the Company’s Public Shares to support the Acquisition Proposal.

The purpose of such purchases and other transactions would be to increase the likelihood that holders of more than 50% of the Public Shares entitled to vote on the Acquisition Proposal vote in its favor and that holders of fewer than 35% of the Public Shares vote against the Acquisition Proposal and demand redemption of their Public Shares for a pro rata portion of the Trust Account in order to ensure the Acquisition Proposal is approved. Management believes these arrangements are in the best interest of all Company shareholders because it believes the Transactions are in the best interest of the shareholders, especially when compared to a complete liquidation of the Company. Any shareholder who believes the Transactions, or any arrangements entered into in connection therewith, are not in the best interest of the Company can vote against the Transactions and elect redemption of its Public Shares for his or its pro rata portion of the Trust Account. Such arrangements may not be fair to and in the best interest of those securityholders not receiving such consideration.

Necessity of Shareholder Approval

The Articles require shareholder approval as a prerequisite to the repurchase of any of our securities.

Prior to voting, each shareholder should consider the fact that our ability to repurchase ASSAC shares as described above is critical in order to obtain the requisite shareholder approval under the Acquisition Proposal. Each shareholder should consider the fact that if we do not consummate the Minimum Acquisition by January 23, 2010, ASSAC will be liquidated.

Required Vote

The approval of the Repurchase Proposal requires the affirmative vote of the holders of a majority of our outstanding ordinary shares that are present in person or by proxy and entitled to vote at the Meeting. Any shares that are present in person or by proxy at the Meeting but that abstain or fail to vote on the Repurchase Proposal will be counted in determining whether or not a quorum is present at the Meeting but will not be counted as shares that have been voted in favor of or against the Repurchase Proposal. The approval of the Repurchase Proposal is a condition to the approval of the Acquisition Proposal.

The Repurchase Proposal will only be presented to our shareholders for a vote at the Meeting if our shareholders approve the Acquisition Proposal. In addition to approval of the Acquisition Proposal, consummation of the Transactions is conditional upon shareholder approval of the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal. Approval of the Repurchase Proposal, the Securities Issuance Proposal, the Increased Capital Proposal, the Board of Directors Proposal, the Name Change Proposal and the Amendment Proposal is conditional upon approval of the Acquisition Proposal. In the event that the holders of a majority of the Public Shares who vote in person or by proxy at the Meeting vote in FAVOR of the Acquisition Proposal (Proposal 1), ASSAC will proceed with the Closing, subject to the satisfaction of the conditions precedent set forth in the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement if the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal are also approved by our shareholders at the Meeting.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE REPURCHASE PROPOSAL.

PROPOSAL 3:

THE SECURITIES ISSUANCE PROPOSAL

Proposal

We are asking our shareholders to approve the issuance of up to 175,000,000 ordinary shares, preferred shares, options, warrants and/or convertible securities as part of the consideration for the acquisition and related transactions. As of the date of this proxy statement, there are 14,000,000 ASSAC ordinary shares outstanding, so this issuance would represent more than 20% of our outstanding shares.

Necessity of Shareholder Approval

The NYSE Amex U.S. Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares to be issued as sole or partial consideration for an acquisition of the stock or assets of another company where the present or potential issuance of common stock or ordinary shares, or securities convertible into common stock or ordinary shares, could result in an increase in outstanding common stock or ordinary shares of 20% or more. Because the acquisition and related transactions will require the issuance by us of shares of ordinary shares, preferred shares, options, warrants and/or convertible securities that would represent more than 20% of our currently outstanding ordinary shares, shareholder approval of the share issuance proposal is required in connection with our application to list our shares on the NYSE as well as to maintain our listing on the NYSE Amex, should our application not be accepted.

Prior to voting, each shareholder should consider the fact that our ability to repurchase ASSAC shares as described above is critical in order to obtain the requisite shareholder approval under the Acquisition Proposal. Each shareholder should consider the fact that if we do not consummate the Minimum Acquisition by January 23, 2010, ASSAC will be liquidated.

Required Vote

The approval of the Securities Issuance Proposal requires the affirmative vote of the holders of a majority of our outstanding ordinary shares that are present in person or by proxy and entitled to vote at the Meeting. Any shares that are present in person or by proxy at the Meeting but that abstain or fail to vote on the Securities Issuance Proposal will be counted in determining whether or not a quorum is present at the Meeting but will not be counted as shares that have been voted in favor of or against the Securities Issuance Proposal.

The Securities Issuance Proposal will only be presented to our shareholders for a vote at the Meeting if our shareholders approve the Acquisition Proposal. In addition to approval of the Acquisition Proposal, consummation of the Transactions is conditional upon shareholder approval of the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal. Approval of the Repurchase Proposal, the Securities Issuance Proposal, the Increased Capital Proposal, the Board of Directors Proposal, the Name Change Proposal and the Amendment Proposal is conditional upon approval of the Acquisition Proposal. In the event that the holders of a majority of the Public Shares who vote in person or by proxy at the Meeting vote in FAVOR of the Acquisition Proposal (Proposal 1), ASSAC will proceed with the Closing, subject to the satisfaction of the conditions precedent set forth in the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement if the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal are also approved by our shareholders at the Meeting.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE SECURITIES ISSUANCE PROPOSAL.

PROPOSAL 4:

THE INCREASED CAPITAL PROPOSAL

Proposal

We are asking our shareholders to approve an increase in the number of our ordinary shares from 50,000,000 ordinary shares of $0.0001 par value each to 350,000,000 ordinary shares of $0.0001 par value each and an increase in the number of our authorized preferred shares to 10,000,000 preferred shares of $0.0001 par value each. We are proposing this increase in order to have available enough of our authorized and unissued ordinary shares to (a) issue in connection with the Acquisition Proposal and the conversion of the Preferred Shares, and (b) sell additional ordinary shares or preferred shares or other securities convertible into or exercisable for our ordinary shares to raise sufficient capital, both to complete the Transactions and for additional working capital we may require in the future.

Required Vote

The approval of the Increased Capital Proposal requires the affirmative vote of the holders of a majority of our outstanding ordinary shares that are present in person or by proxy and entitled to vote at the Meeting. Any shares that are present in person or by proxy at the Meeting but that abstain or fail to vote on the Increased Capital Proposal will be counted in determining whether or not a quorum is present at the Meeting but will not be counted as shares that have been voted in favor of or against the Increased Capital Proposal.

The Increased Capital Proposal will only be presented to our shareholders for a vote at the Meeting if our shareholders approve the Acquisition Proposal. In addition to approval of the Acquisition Proposal, consummation of the Transactions is conditional upon shareholder approval of the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal. Approval of the Repurchase Proposal, the Securities Issuance Proposal, the Increased Capital Proposal, the Board of Directors Proposal, the Name Change Proposal and the Amendment Proposal is conditional upon approval of the Acquisition Proposal. In the event that the holders of a majority of the Public Shares who vote in person or by proxy at the Meeting vote in FAVOR of the Acquisition Proposal (Proposal 1), ASSAC will proceed with the Closing, subject to the satisfaction of the conditions precedent set forth in the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement if the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal are also approved by our shareholders at the Meeting.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE INCREASED CAPITAL PROPOSAL.

PROPOSAL 5:

THE BOARD OF DIRECTORS PROPOSAL

Proposal

We our asking our shareholders to ratify and approve the election of Dr. Gary Hirst, Arie Jan van Roon, Leonard de Waal, Arie Bos, Keith Laslop, Marshall Manley, Michael Kantor and Jack Doueck as members of the board of directors of ASSAC upon consummation of the transactions contemplated by the Acquisition Proposal. Their business backgrounds are set forth below under “Directors and Management.” Messrs. Hirst, van Roon, de Waal, Bos and Laslop are currently members of our board of directors.

Required Vote

The approval of the Board of Directors Proposal requires the affirmative vote of the holders of a majority of our outstanding ordinary shares that are present in person or by proxy and entitled to vote at the Meeting. Any shares that are present in person or by proxy at the Meeting but that abstain or fail to vote on the Board of Directors Proposal will be counted in determining whether or not a quorum is present at the Meeting but will not be counted as shares that have been voted in favor of or against the Board of Directors Proposal.

The Board of Directors Proposal will only be presented to our shareholders for a vote at the Meeting if our shareholders approve the Acquisition Proposal. In addition to approval of the Acquisition Proposal, consummation of the Transactions is conditional upon shareholder approval of the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal. Approval of the Repurchase Proposal, the Securities Issuance Proposal, the Increased Capital Proposal, the Board of Directors Proposal, the Name Change Proposal and the Amendment Proposal is conditional upon approval of the Acquisition Proposal. In the event that the holders of a majority of the Public Shares who vote in person or by proxy at the Meeting vote in FAVOR of the Acquisition Proposal (Proposal 1), ASSAC will proceed with the Closing, subject to the satisfaction of the conditions precedent set forth in the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement if the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal are also approved by our shareholders at the Meeting.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE BOARD OF DIRECTORS PROPOSAL.

PROPOSAL 6:

THE NAME CHANGE PROPOSAL

Proposal

We are asking our shareholders to approve the change of our corporate name to “Gerova Financial Group, Ltd.” This change will better represent the operations of our business following the Closing.

Required Vote

The approval of the Name Change Proposal requires the affirmative vote of the holders of two-thirds of our outstanding shares that are present in person or by proxy and entitled to vote at the Meeting. Any shares that are present in person or by proxy at the Meeting but that abstain or fail to vote on the Name Change will be counted in determining whether or not a quorum is present at the Meeting but will not be counted as shares that have been voted in favor of or against the Name Change Proposal.

The Name Change Proposal will only be presented to our shareholders for a vote at the Meeting if our shareholders approve the Acquisition Proposal. In addition to approval of the Acquisition Proposal, consummation of the Transactions is conditional upon shareholder approval of the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal. Approval of the Repurchase Proposal, the Securities Issuance Proposal, the Increased Capital Proposal, the Board of Directors Proposal, the Name Change Proposal and the Amendment Proposal is conditional upon approval of the Acquisition Proposal. In the event that the holders of a majority of the Public Shares who vote in person or by proxy at the Meeting vote in FAVOR of the Acquisition Proposal (Proposal 1), ASSAC will proceed with the Closing, subject to the satisfaction of the conditions precedent set forth in the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement if the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal are also approved by our shareholders at the Meeting.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE NAME CHANGE PROPOSAL.

PROPOSAL 7:

THE AMENDMENT PROPOSAL

Proposal

We are asking our shareholders to adopt the Amended Articles, to be effective upon the Closing, to, among other things: (a) provide for our perpetual existence; (b) provide for the election of directors to serve for staggered three year terms; and (c) remove Article 168 through Article 174 from our Amended and Restated Memorandum and Articles of Association (and a consequential change to Article 163 to remove a cross-reference to Article 171), which, among other blank check company restrictions, requires us to liquidate and dissolve in the event that we do not consummate a business combination within 24 months after the completion of our initial public offering. The Amended Articles also set forth the terms of the Preferred Shares.

The Amended Articles

The proposed Amended Articles is included as Annex A to this proxy statement. We encourage you to read the Amended Articles in its entirety.

Required Vote

The approval of the Amendment Proposal requires the affirmative vote of the holders of two-thirds of our outstanding shares that are present in person or by proxy and entitled to vote at the Meeting. Shareholders may only vote on the Amendment Proposal as a whole and may not vote on each of the changes individually. The above summary of the Amended Articles is qualified in its entirety by the complete terms of the proposed Amended Articles, a copy of which is attached hereto as Annex A. Any shares that are present in person or by proxy at the Meeting but that abstain or fail to vote on the Amendment Proposal will be counted in determining whether or not a quorum is present at the Meeting but will not be counted as shares that have been voted in favor of or against the Amendment Proposal.

The Amendment Proposal will only be presented to our shareholders for a vote at the Meeting if our shareholders approve the Acquisition Proposal. In addition to approval of the Acquisition Proposal, consummation of the Transactions is conditional upon shareholder approval of the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal. Approval of the Repurchase Proposal, the Securities Issuance Proposal, the Increased Capital Proposal, the Board of Directors Proposal, the Name Change Proposal and the Amendment Proposal is conditional upon approval of the Acquisition Proposal. In the event that the holders of a majority of the Public Shares who vote in person or by proxy at the Meeting vote in FAVOR of the Acquisition Proposal (Proposal 1), ASSAC will proceed with the Closing, subject to the satisfaction of the conditions precedent set forth in the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement if the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal are also approved by our shareholders at the Meeting.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE AMENDMENT PROPOSAL.

PROPOSAL 8:

THE ADJOURNMENT AND POSTPONEMENT PROPOSAL

Proposal

We are asking our shareholders to approve of any adjournment or postponement of the Meeting to a later date or dates if necessary for the purpose of soliciting additional proxies if there are insufficient votes at the time of the Meeting.

Required Vote

The approval of the Adjournment and Postponement Proposal requires the affirmative vote of the holders of a majority of our outstanding ordinary shares that are present in person or by proxy and entitled to vote at the Meeting. Any shares that are present in person or by proxy at the Meeting but that abstain or fail to vote on the Adjournment and Postponement Proposal will be counted in determining whether or not a quorum is present at the Meeting but will not be counted as shares that have been voted in favor of or against the Adjournment and Postponement Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADJOURNMENT AND POSTPONEMENT PROPOSAL.

PROPOSAL 9:

THE OTHER MATTERS PROPOSAL

Proposal

We are asking our shareholders to authorize us to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Required Vote

The approval of the Other Matters Proposal requires the affirmative vote of the holders of a majority of our outstanding ordinary shares that are present in person or by proxy and entitled to vote at the Meeting. Any shares that are present in person or by proxy at the Meeting but that abstain or fail to vote on the Other Matters Proposal will be counted in determining whether or not a quorum is present at the Meeting but will not be counted as shares that have been voted in favor of or against the Other Matters Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE OTHER MATTERS PROPOSAL.

BUSINESS OF ASSAC

Overview

We were formed as a blank check company with the corporate name Asia Special Situation Acquisition Corp. under Cayman Islands law on March 22, 2007. We were formed for the purpose of acquiring control of one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements. We will only acquire a business or businesses that, upon completion of our initial business combi- nation, will be our majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940.

Pursuant to our Articles, we must effect and initiate procedures for our dissolution and liquidation and the distribution of our assets, including the funds held in the trust account, if we do not effect a business combination (including the Minimum Acquisition) within 24 months after the completion of our offering, or January 23, 2010. We have agreed with the trustee to promptly adopt a plan for the liquidation and distribution of our assets, including the funds held in the Trust Account, upon expiration of the time periods set forth above.

To date, our efforts have been limited to organizational activities, activities related to our offering and acquisition efforts, including sourcing and identifying potential target acquisitions. Our intention was to identify prospective acquisitions that are either located in Asia, provide products or services to consumers located in Asia, or invest in Asia. Although not limited to any specific country in Asia, we initially focused our initial efforts on acquiring control of an operating business or businesses in the leisure and hospitality or financial services industries that are either located in China, provide products or services to consumers in China, or invest in China. Although we initially focused our search on an operating business or businesses in the leisure and hospitality or financial services industries that is located in, provides products or services to consumers located in China, or invests in China, we then determined to explore a favorable business opportunity in the clean coal upgrading technology sector with White Energy and its affiliates.

We concentrated on our primary business and geographic focus during the first year of our business search, and only expanded the scope of our search because we were unable during such year to locate an attractive business combination in the leisure and hospitality or financial services industries that invests in, is located in, or provides products or services to consumers located in China. After our proposed business combination with White Energy failed to materialize, we were forced to expand the scope of our search beyond Asia. This led us to discussions with the Targets. We will seek to consummate the Transactions with the Targets, which in the opinion of management, may provide our company and our shareholders with the most favorable growth potential, due to a variety of factors, including the potential to take advantage of opportunities to acquire established insurance companies in the current economic environment, the ability to use the income generated from the Stillwater Funds and the Wimbledon Funds to provide a steady and constant stream of regulatory and other capital to Northstar and Allied Provident, and the experience of Northstar and Allied Provident management and the principals of Stillwater and Weston.

We intend to acquire significant assets in the financing and financial services industries, through the acquisition of one or more offshore specialty insurance companies and approximately $650.0 million of net assets of a series of investment funds; which assets we will consolidate with one or more of our insurance companies. ASSAC has identified what it believes is a significant opportunity to take advantage of the dislocation in the financial markets and the associated de-leveraging of financial companies, most notably including hedge funds. Management believes that we have identified a significant structural arbitrage opportunity to acquire hedge fund assets in consideration for restricted publicly traded stock and to redeploy the acquired performing assets into a more suitable longer-term capital structure through the use of insurance company subsidiaries.

Our Strategic Plan

Hedge funds have experienced acute liquidity issues arising from a confluence of factors including leverage providers de-leveraging and fundamental risk management lapses in asset/liability duration matching by hedge fund managers. Many hedge funds continue to hold long dated assets and have significant short-term liabilities in the form of client redemptions. As a result, many are constructively insolvent. However, unlike other financial companies, hedge funds generally have the legal right to suspend redemptions at their discretion. Similar circumstances with banks and insurance companies result in regulatory action, including receivership. Notwithstanding, investors are applying significant pressure to force hedge fund redemptions.

Our business plan contemplates the acquisition of performing but largely illiquid financial assets at discounted and appraised net asset values, and contributing such assets to our insurance company subsidiaries as additional regulatory capital. Based on market research, ASSAC management believes that approximately 10% of hedge fund assets are either subject to suspended redemption or are “side pocketed” and therefore illiquid, which represents an opportunity in excess of $130 billion. ASSAC believes there is an opportunity to acquire as much as $10.0 billion in performing assets over the next 12 to 24 months. Our ‘proof of concept’ is that we have, within the past two months, been able to execute agreements for the acquisition, through merger and asset purchase, of nine pools of financial assets from Stillwater and Weston, two established hedge fund managers, totaling in excess of $650.0 million. These assets will be contributed as regulatory capital to the insurance subsidiaries.

As part of its business plan, ASSAC has executed an agreement and a non-binding letter of intent to collectively acquire control of two insurance holding companies with three operating insurance company subsidiaries. The acquisitions of the Northstar Companies are subject to satisfaction of a number of conditions. ASSAC’s operating plan is to expand the regulatory capital base of the insurance companies and to thereafter use this expanded regulatory capital to grow the size and scope of its in force insurance policies. ASSAC believes that a prudent leverage on insurance regulatory capital ratio (depending on the type of product being sold and the insurance regulations in the applicable jurisdictions) can be high as 10 to 1. Accordingly, we believe upon consummation of the transactions described below ASSAC will have legal regulatory capacity to expand assets substantially in excess of its present capital base.

As we grow the base of our investable assets, we intend to selectively leverage the expertise of certain investment managers and advisors, including Stillwater and its credit origination management team. Our initial business plan is to expand the alternative fixed income operations managed by Stillwater by increasing our exposure to directly originated credit facilities. We believe alternative fixed income investments are prudent for our insurance company targets. Stillwater has generally produced net rates of return in excess of 10% per annum on senior secured loans made by the Stillwater Funds. Based on the dislocation in the credit markets, the near term expectation is that demand for credit will outstrip supply and, therefore, pricing may continue to be favorable to non-bank lenders like us. Of course, past performance is not a guarantee of future performance.

Our business plan contemplates an expansion of existing lending activities to the energy, legal and insurance sectors. If we are able to expand our activities and still maintain historical net margins, we believe that our investment strategies will contribute significantly to the return on equity in our insurance businesses given the low cost of capital of insurance “float” or available reserve, which is the amount of money at hand at any given moment that an insurer has collected in insurance premiums but has not been paid out in claims. In expectation of the ultimate recovery in the global economy and commercial and residential real estate markets, we will also consider selective investments in portfolios of real estate assets which we believe have bottomed out and which can be acquired at prices significantly below their original cost.

Our business model seeks to emulate certain attributes of Berkshire Hathaway as a long term value-based investment company that benefits from the investment of money that is held in reserve for the payment of future claims when they arise. We believe that the marginal return on equity derived from the difference between our insurance cost of funds and our fixed income returns is significant. In practice, we are able to achieve the beneficial effects of significant leverage without any of the risks associated with debt facilities.

Our insurance-based strategy is also suited to our views of trends in taxation rates in the United States. We generally have a strong bias that tax rates will need to be raised. Accordingly, we believe that investors are likely to increasingly seek tax-advantaged investments, including insurance products. We believe that the increased demand for insurance products that save or defer tax consequences are favorably positioned and will benefit our business plan.

In addition, for purposes of U.S. taxation, offshore insurance companies are free from U.S. taxes provided, generally, that the insurance company is engaged in the bonafide business of insurance. Through the Northstar Companies and Allied Provident, we expect to be actively in the business of insurance with over $800 million in in-force business across 110,000 insurance policies. We believe the tax efficient structure will materially enhance the effective year-over-year yield of fixed income investment portfolio through the effects of compound interest.

Our Competitive Advantages

•	Highly experienced management team. Marshall Manley, our new Chief Executive Officer, and Tore Nag, our new Chief Operating Officer, have had long and successful careers in insurance, finance and the law, and have held senior positions in large institutional insurance and banking organizations. In addition, Michael Kantor, our new independent director, is recognized worldwide as a leader in government and brings to us a wealth of experience, contacts and access to capital that we believe many of our competitors cannot match.
•	Strong initial capital base. We expect to have, upon completion of the transactions, a net capital base in excess of $752.0 million which will we believe will enable us to significant increase our insurance, investment and lending activities.
•	Focused acquisition strategy. We intend to seek to acquire additional investment managers or registered investment advisors and, where appropriate, the investment funds they manage at prices which we believe will be at discounts from their current carrying values, for the purpose of growing our legal regulatory capacity. We believe that such acquisitions can be made at attractive prices in exchange for a combination of cash, deferred payments tied to future performance and equity in our company.

Offering Proceeds Held in Trust

A total of approximately $115.0 million, including $108.525 million from the net proceeds from our initial public offering, $5.725 million from the sale of the Insiders Warrants, together with $750,000 interest earned on such proceeds and not previously released to us are being held in the Trust Account at the London, England branch of Morgan Stanley. The proceeds held in the Trust Account will not be released until the earlier of the consummation of the Transactions or the liquidation of ASSAC. A total of $2.0 million of interest income, subject to adjustment, may be released to ASSAC to fund ASSAC’s working capital requirements, subject to availability. If the Transactions are consummated, the Trust Account will be released to ASSAC, less amounts to be paid to shareholders of ASSAC who do not approve the Acquisition Proposal and properly elect to redeem their ordinary shares for their pro rata share of the Trust Account. As of December 31, 2009, the balance in the trust account was approximately $115.0 million.

Fair Market Value of Target Business

The initial target business that ASSAC acquires must have a fair market value equal to at least 80% of the balance of the Trust Account (excluding any funds held for the benefit of any of the underwriters) at the time of such acquisition. The fair market value of the Northstar Companies and the Stillwater Funds was determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential revenues, investment returns, net asset values, earnings and cash flow. We did not obtain an opinion from an investment banking firm or appraiser as to the fair market value of the Targets or an opinion as to the fairness from a financial point of view to ASSAC or our shareholders of such acquisitions. Instead, our board of directors independently determined that the Targets had fair market value equal to at least 80% of the balance in the Trust Account (excluding any funds held for the benefit of any of the underwriters).

Shareholder Approval of Initial Business Combination

Prior to the consummation of the Transactions, we are submitting the transaction and related transactions to our shareholders for approval. In connection with seeking shareholder approval, we are furnishing our shareholders with proxy solicitation materials which, among other matters, will include descriptions of the business and assets of the Targets and certain required financial information. As a foreign private issuer, we are exempt from the requirements under the U.S. proxy rules prescribing content of proxy statements and annual reports to shareholders. Although the NYSE Amex Exchange does require that we prepare and deliver to shareholders annual reports and proxy statements in connection with all meeting of shareholders, these documents are not required to comply with the detailed content requirements of the SEC’s proxy regulations applicable to U.S. domestic companies. Foreign private issuers generally disclose less detailed information regarding executive compensation and related matters.

In connection with the vote required for the Acquisition Proposal, all of our initial shareholders, including all of our officers and directors, have agreed to vote their respective ordinary shares acquired by them immediately prior to our offering in accordance with the majority of the ordinary shares voted by the public shareholders. Initial shareholders who purchase ordinary shares in connection with, in our offering or after our offering have agreed to vote such shares in favor of the Acquisition Proposal. We will proceed with the Transactions only if: (i) a majority of the ordinary shares cast at the meeting are voted in favor of the acquisition, (ii) public shareholders owning up to one share less than 35% of the shares sold in our offering exercise their redemption rights, each in accordance with the instructions set forth in this proxy statement (as further discussed below), and (iii) a majority of our outstanding ordinary shares are voted in favor of the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal. Voting against the Acquisition Proposal alone will not result in redemption of a shareholder’s shares into a pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described below.

Redemption Rights

Pursuant to the Articles, any of the Company’s holders of Public Shares on the record date who vote their Public Shares against the Acquisition Proposal may also demand such shares be redeemed for a pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Transactions. If the redemption request is properly made and the Transactions are consummated, these Public Shares will be cancelled following payment of the redemption proceeds from the Trust Account with the appropriate entries being made on the Company’s Register of Members (Shareholders). See “Our Extraordinary General Meeting – Redemption Rights” above.

Rescission Rights

The prospectus issued by the Company in its IPO did not disclose that funds in the trust account might be used to purchase Public Shares from holders thereof who have indicated their intention to vote against the Acquisition Proposal and redeem their shares for cash or that the Company may seek to effectuate a business combination outside of Asia. Accordingly, if the Transactions are consummated, each holder of Public Shares at the time of the Transactions who purchased his or its Public Shares in the IPO and still held such shares upon learning of these facts may have securities law claims against the Company for rescission (under which a successful claimant has the right to receive the total amount paid for his or its securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security).

Such claims may entitle shareholders asserting them to up to $10.00 per share, based on the initial offering price of the units sold in the IPO, less any amount received from the sale or fair market value of the warrants purchased as part of the units comprised of stock and warrants, plus interest from the date of the IPO (which, in the case of holders of Public Shares, may be more than the pro rata share of the trust account to which they are entitled on redemption or liquidation).

In general, a person who purchased a security pursuant to a prospectus which contains a material misstatement or omission must make a claim for rescission within the applicable statute of limitations period, which, for claims made under Section 12 of the Securities Act, and some state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or its shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence. Rescission and damages claims would not necessarily be finally adjudicated by the time the Transactions are consummated, and such claims would not be extinguished by consummation of the Transactions.

Even if you do not pursue such claims, others, who may include all other holders of Public Shares, may do so. The Company cannot predict whether shareholders will bring such claims, how many might bring them or the extent to which such claims would be successful.

Automatic Dissolution and Liquidation if No Business Combination

If we do not consummate the Minimum Acquisition by January 23, 2010, we will dissolve and promptly return and liquidate all funds from our Trust Account only to our public shareholders as part of our dissolution and liquidation in proportion to their respective equity interests, an aggregate sum equal to the amount in the Trust Account, inclusive of any interest not previously released to us less the amount of taxes paid, if any, on interest earned.

Section 172 of our Articles provides that we will continue in existence only until eighteen months from the consummation of our offering or until twenty-four months if a letter of intent, an agreement in principle, or a definitive agreement to complete a business combination has been entered into, or January 23, 2010, except if holders of 95% or more of our outstanding ordinary shares approve an extension of such time period. If we have not completed a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. At this time, we will become subject to a voluntary liquidation procedure under the Companies Law (2009 Revision) of the Cayman Islands (the “Companies Law”). Our liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets if the liquidator is satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. We anticipate the trust account should be liquidated shortly following expiration of the 21 day period. As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least 21 days before it takes place. After the final meeting, the liquidator must make a return to the registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

In effecting our dissolution and liquidation, we will liquidate our Trust Account to our public shareholders. Concurrently, we shall pay, or reserve for payment, from interest released to us from the trust account if available, our liabilities and obligations. Our initial shareholders have waived their rights to participate in any liquidation of our Trust Account or other assets with respect to ordinary shares owned by them prior to our offering (including any Insiders Warrants or shares they or their designees have acquired). In addition, the underwriters have agreed to waive their rights to the $3,450,000 of deferred underwriting compensation deposited in the Trust Account for their benefit. There will be no liquidation amounts in connection with a dissolution with respect to our warrants, which will expire worthless.

If we are unable to consummate the Transactions and expend all of the net proceeds of our offering and the sale of the Insiders Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the initial per-share liquidation price to holders of the 11,500,000 shares entitled to participate in the liquidation of our Trust Account would be equal to the $10.00 per unit offering price plus interest net of taxes. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which could be prior to the claims of our public shareholders.

Although we will seek to have all vendors, prospective target businesses or other entities we engage, including the Targets, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against our assets, including the funds held in the Trust Account. If any third party refused to execute an agreement waiving such claims to the monies held in the Trust Account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims.

Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver.

Ho Capital Management LLC, our sponsor, Noble Investment Fund Limited and Allius Ltd. have agreed to indemnify us, jointly and severally, to make up for any shortfall in the Trust Account. Although enforcement of such indemnification obligations depends upon action by our board of directors, the exercise of their fiduciary duties as well as our Articles obligate our disinterested directors to cause us to take action against our sponsor, Noble Investment Fund Limited and Allius Ltd. for specific performance to enforce their indemnification obligations. However, we cannot provide any assurance that such claims would be successful. If such claims are not successful, the amount of funds in the Trust Account available for distribution to our public shareholders may be reduced and the per share liquidation distribution could be less than the initial $10.00 per share held in the Trust Account. Although each of Angela Ho and Noble Investment Fund Limited, the members of Ho Capital Management LLC and Dr. Gary T. Hirst and Noble Investment Fund Limited (the members of Allius Ltd.), have agreed that, prior to the consummation of a business combination, they will not withdraw as members of Ho Capital Management LLC and Allius Limited, a withdrawal by any member of our sponsor, Allius Ltd. or Noble Investment Fund Limited will not affect the joint and several indemnification obligations of our sponsor, Allius Ltd., or Noble Investment Fund Limited to our company. We have not independently verified whether our sponsor, Noble Investment Fund Limited, or Allius Ltd. have sufficient funds to satisfy their respective indemnification obligations and, therefore, we cannot assure you that they would be able to satisfy these obligations. In addition, none of our officers or directors have agreed to be personally liable or make up for any shortfall in the Trust Account. Accordingly, we cannot assure you that the actual per-share liquidation price will not be less than $10.00, plus interest (net of taxes payable), due to claims of creditors.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our Trust Account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to claims of third parties with priority over the claims of our public shareholders. To the extent bankruptcy claims deplete the Trust Account we cannot assure you we will be able to return to our public shareholders the liquidation amounts due them.

Our public shareholders will be entitled to receive funds from the Trust Account only in the event of our liquidation or if they seek to redeem their respective shares for cash upon a business combination which the shareholder voted against and which is completed by us. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account.

We expect that all costs associated with the implementation and completion of our dissolution and liquidation as well as funds for payments to creditors, if any, will be funded by the interest earned on the Trust Account released to us, although we cannot give you assurances that there will be sufficient funds for such purposes.

Pursuant to the terms of our Articles, our powers following the expiration of the permitted time periods for consummating a business combination will automatically thereafter be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation. The funds held in our Trust Account may not be distributed except upon our dissolution and, until then, the funds held in our Trust Account will not be released.

Property, Plants and Equipment

Our registered office in the Cayman Islands is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands. After the Closing we may seek other office space to accommodate the additional business that we expect will materialize.

Employees

The Company has two employees, both of whom are executive officers. Mr. Manley has entered into an employment agreement with the Company, as described below under “Management — Executive Officers and Directors — Employment Agreements”.

Periodic Reporting and Audited Financial Statements

The Company has registered its ordinary shares and warrants under the Exchange Act and has reporting obligations, including the requirement to file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, the Company’s annual reports on Form 20-F contain financial statements audited and reported on by its independent registered public accountants. The Company does not have a Web site and consequently does not make available materials it files with or furnishes to the SEC. The Company’s reports filed with the SEC can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a Web site at http://www.sec.gov which contains the registration statements, reports, proxy and information statements and information regarding issuers that file electronically with the SEC. The Company will provide electronic or paper copies of such materials free of charge upon request.

The Company is currently required to comply with the internal control requirements of the Sarbanes-Oxley Act; however, it is not yet required to be audited for compliance with these provisions.

Legal Proceedings

There is no material litigation currently pending against us or any members of our management team in their capacity as such.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF ASSAC

The discussion below does not reflect the Transactions and related matters proposed for approval by our shareholders, our liquidity requirements in connection with these transactions or our plans to meet those liquidity requirements, which are described elsewhere in this proxy statement.

Overview

We were formed as a blank check company with the corporate name Asia Special Situation Acquisition Corp. under Cayman Islands law on March 22, 2007. We were formed for the purpose of acquiring control of one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements.

Pursuant to our Articles, we must effect and initiate procedures for our dissolution and liquidation and the distribution of our assets, including the funds held in the trust account, if we do not effect the Minimum Acquisition by January 23, 2010.

Three months ended June 30, 2009 compared to three months ended June 30, 2008

We reported a net loss of ($936,000) for the three months ended June 30, 2009 and net income of $235,000 for the three months ended June 30, 2008 and a net loss of ($1,378,000) for the period March 22, 2007 (date of inception) to June 30, 2009. Until we enter into a business combination, we will not have revenues.

Our trust account earned interest of $137,000 for the three months ended June 30, 2009, and our funds outside of the trust account did not earn any material interest. Interest of $592,000 was earned for the three months ended June 30, 2008. The decrease in earnings was due to significantly lower interest rates as a result of market conditions.

Overall, for the three months ended June 30, 2009, we incurred approximately $870,000 of formation, operating costs and costs associated with the planned acquisition of White Energy. We did not incur any corresponding costs for the three months ended June 30, 2008.

Six months ended June 30, 2009 compared to six months ended June 30, 2008

We reported a net loss of ($1,504,000) for the six months ended June 30, 2009 and net income of $871,000 for the six months ended June 30, 2008 and a net loss of ($1,378,000) for the period March 22, 2007 (date of inception) to June 30, 2009. Until we enter into a business combination, we will not have revenues.

Our trust account earned interest of $360,000 for the six months ended June 30, 2009, and our funds outside of the trust account did not earn any material interest. Interest of $1,383,000 was earned for the six months ended June 30, 2008. The decrease in earnings was due to substantially lower interest rates as a result of market conditions.

Overall, for the six months ended June 30, 2009, we incurred approximately $1,467,000 of formation, operating costs and costs associated with the planned acquisition of White Energy.

Year ended December 31, 2008 compared with year ended December 31, 2007

We reported a net income of $129,000 for the year ended December 31, 2008 and a net loss of $(3,000) for the period from March 22, 2007 (date of inception) to December 31, 2007 (the “period ended December 31, 2007). During the period ended December 31, 2007, the Company was newly formed, had minimal expenses and interest income on its limited capital. During the year ended December 31, 2008, we expensed $978,000 of costs associated with the ChinaTel agreements and White Energy agreements which were partially offset with interest income resulting from our initial public offering in January 2008. Until we enter into a business combination, we will not have revenues from operations.

Our Trust Account earned interest of $2,054,000 for the year ended December 31, 2008, and our funds outside of the Trust Account did not earn any material interest. Interest of $3,000 was earned in the period ended December 31, 2007 since we had not yet consummated our initial public offering and private placement.

Overall, for the year ended December 31, 2008, we incurred $1,902,000 of formation, operating costs and costs associated with the planned acquisition of ChinaTel (which was terminated) and White Energy (which was terminated), including expensing approximately $60,000 of income tax withholding on our investments which we are not likely to recover. Since we are not subject to income taxes, we have organized our investment accounts to avoid such withholding in the future.

Liquidity and Capital Resources

At June 30, 2009, we had cash of approximately $31,000 and a deficit in working capital of approximately $(2,007,000) due primarily to acquisition costs incurred in connection with the Stock Purchase Agreement with ChinaTel and the Share Exchange Agreement with White Energy. The negative working capital was funded largely with the December 16, 2008 Funding Agreement described below, as well as the cooperation of various professionals and other creditors. As discussed further in Note 3 to the condensed financial statements, approximately $152,000 is included in prepaid expenses and other assets representing an amount that was withdrawn in one transaction from our operating bank account by the bank without our knowledge or authorization. This amount was returned to the Company in August 2009.

On January 16, 2008, we completed a private placement of 5,725,000 warrants to our sponsor in connection with our offering, Ho Capital Management LLC, an entity co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman, and Noble Investment Fund Limited, an affiliate of Arie Jan van Roon, our chief financial officer and director, generating gross proceeds of $5,725,000.

On January 23, 2008, our initial public offering of 10,000,000 units was consummated. Each unit issued in our offering consists of one ordinary share and one warrant, each warrant to purchase one ordinary share at an exercise price of $7.50 per ordinary share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $100,000,000. On January 30, 2008, the underwriters for our initial public offering exercised their over-allotment option in full, and purchased 1,500,000 units. Each unit consists of one ordinary share and one warrant, each warrant to purchase one ordinary share at an exercise price of $7.50 per ordinary share. The offering, including the exercise of the over-allotment option, generated total gross proceeds of $115,000,000 to us (excluding proceeds of $5,725,000 from the sale of private placement warrants to our sponsor in connection with the offering, Ho Capital Management LLC and Noble Investment Fund Limited).

On February 28, 2008, the Company consummated a Loan and Security Agreement with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit to be used for working capital and general corporate purposes. On March 28, 2008, the Company drew down $190,000, and on June 8, 2008 the Company repaid $50,000, under the note payable and on July 3, 2008 the remaining $140,000 principal amount, plus interest, was repaid. Borrowings under the promissory note bore interest at the bank’s prime rate (the “Interest Rate”) or, upon the occurrence of a default by the Company, at a default rate equal to the Interest Rate plus 2%, and were secured by certain assets of the Company.

On December 16, 2008, the Company consummated a Funding Agreement (the “Funding Agreement”) with a placement agent calling for loans of up to $1,250,000 in 12% promissory notes (the “Notes”) that mature on the earlier of (a) January 16, 2010, or (b) the consummation of a business combination satisfactory to the lender. The Notes are non-recourse to the amounts held in the Company’s trust account in favor of the public shareholders and are secured by the assignment of 100,000 shares of the Company’s stock that are owned by certain initial shareholders. In addition, the Notes are secured by the interest earned in the Trust account up to $2,000,000. At June 30, 2009, $1,250,000 was outstanding under the Notes including $500,000 that was borrowed on December 26, 2008, an additional $487,000 that was borrowed during the three months ended March 31, 2009 and an additional $263,000 that was borrowed during the three months ended June 30, 2009.

The Company is permitted to use up to $2,000,000 of interest income from the Trust Account to fund working capital. At June 30, 2009, approximately $1,595,000 had been transferred from the income of the Trust Account to fund working capital.

We estimate that the total cash transaction expenses incurred and to be incurred by us to complete the Transactions will aggregate approximately $7.5 million. The foregoing estimate excludes (i) approximately $2.5 million incurred by us in connection with our prior efforts to effect a business combination with other third parties, (ii) $24.0 million in accrued and unpaid management fees and incentive fess earned by Stillwater in connection with their prior management of the Stillwater Funds, which will be paid after the Closing out of a portion of the net investment proceeds generated in accordance with the terms of the Stillwater Management Agreement, (iii) the cash fee payable to Stillwater equal to 2% of the total consideration paid for the Stillwater Funds and Northstar, estimated to be approximately $12.0 million, and (iv) any fees which may be paid by the issuance of our ordinary shares.

Critical Accounting Policies

We have identified the following as our critical accounting policies:

Basis of Presentation

Our financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the SEC.

Development Stage Company

We comply with the reporting requirements of SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Going Concern Consideration

Without the prior written consent of at least 95% of the Company’s outstanding ordinary shares, the Articles provide for mandatory liquidation of the Company, without shareholder approval, in the event that the Company does not consummate a business combination (including the Minimum Acquisition) by January 23, 2010. The Company is actively pursuing a business combination with the Targets as described in this proxy statement; however, there is no guarantee that such efforts will result in the consummation of a business combination by the required timeframe.

Net Income Per Ordinary Share

We comply with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share.” Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Net income (loss) per ordinary share, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and would then share in the earnings of the Company except where the result would be antidilutive.

Our statement of operations includes a presentation of net income per share for ordinary shares subject to possible conversion in a manner similar to the two-class method of net income per share. Net income per ordinary share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to ordinary shares subject to conversion by the weighted average number of ordinary shares subject to possible conversion.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

We follow the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Under the laws of the Cayman Islands, we are not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Foreign Currency Translation

The United States dollar is our reporting and functional currency.

In accordance with SFAS 52, “Foreign Currency Translation”, foreign currency balance sheets will be translated using the end of period exchange rates, and statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholders’ equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Recently Adopted Accounting Pronouncements

In December 2007, the FASB issued SFAS No 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require us to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter. The Company cannot determine what impact SFAS 141R will have until it completes its first business combination.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company cannot determine whether SFAS 160 will have any impact until it completes the Transactions.

In May 2009, FASB issued SFAS No. 165, “Subsequent Events” which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. It is effective for interim and annual periods ending after June 15, 2009 and will be applied prospectively. We adopted SFAS 165 during the three months ended June 30, 2009 and its adoption did not have a material impact on our results of operations or financial position.

Recently Issued Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued three final Staff Positions (“FSP”) intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That

Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities.

FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what Statement 157 states is the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

FSP FAS 107-1 and APB 28-1 relate to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. The FSP requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value.

FSP FAS 115-2 and FAS 124-2 on other-than-temporary impairments is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses.

In May 2009, FASB issued SFAS No. 165, “Subsequent Events” which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. It is effective for interim and annual periods ending after June 15, 2009 and will be applied prospectively. We adopted SFAS 165 during the three months ended June 30, 2009 and its adoption did not have a material impact on our results of operations or financial position.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”) — a replacement of FASB Statement No. 162,” which will become the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. It is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company does not believe that this will have a material effect on its condensed financial statements.

The FSPs are effective for interim and annual periods ending after June 15, 2009 and are not expected to have a material effect on the financial statements of the Company.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Contractual Obligations

The following table sets forth a summary of the Company’s contractual obligations as at June 30, 2009:

	Less Than 1 Year	1-3 Years	Total
Contractual Obligations:
Debt maturing within:	$1,250,000	—	$1,250,000
Investment banking agreements	$650,000	—	$650,000
Total contractual cash obligations	$1,900,000	—	$1,900,000

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. We are not presently engaged in and, if we do not consummate the Transactions prior to January 23, 2010, we will not engage in, any substantive commercial business. Accordingly, we are not and, until such time as we consummate the Transactions, we will not be, exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market-driven rates or prices. The net proceeds of our initial public offering held in the trust account have been invested only in US Treasury bills and money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Given our limited risk in our exposure to US Treasury bills and money market funds, we do not view the interest rate risk to be significant.

Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(3) under the Exchange Act as of June 30, 2009 (the “Evaluation Date”). Based on this evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to our company required to be disclosed in our reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Changes In Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the six months ended June 30, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

BUSINESS OF ALLIED PROVIDENT ORGANIZATION

Overview

Amalphis is a specialty insurance company that offers reinsurance products in markets where traditional reinsurance alternatives are limited. Amalphis also directly sells a variety of property and casualty insurance products to businesses. Its business is conducted solely through its wholly-owned subsidiary, Allied Provident Insurance, Inc. (“Allied Provident”). For purposes of this discussion as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allied Provident Organization” below, the term “Amalphis” will encompass the business of Amalphis Group, Inc. and Allied Provident.

Allied Provident holds an insurance license in Barbados and is authorized to conduct a general insurance business, including the sale of property, general liability, business interruption and political risk insurance, as well as compensation bonds, directors and officers insurance, errors and omissions insurance, structured transactions insurance wraps, and reinsurance. Allied Provident commenced its insurance business in Barbados in November 2007. It has primarily issued quota share policies that reinsure automobile insurance policies in the United States. It has also directly written a number of directors’ and officers’ liability policies and a financial guaranty policy.

Allied Provident currently issues reinsurance to one insurer, Drivers Insurance Company (“Drivers”), a United States licensed insurance carrier that offers non-standard personal automotive insurance coverage to high risk or “rated” drivers who are unable to obtain insurance from standard carriers. Non-standard insurance is insurance sold to those drivers whose underwriting experience makes it difficult or impossible to obtain insurance at standard or preferred rates. Such drivers generally have a poor driving history, which may include, but is not limited to, multiple points violations, multiple accidents reported, single or multiple severe accidents reported, and/or repeated non-payment of premiums. Allied Provident plans to significantly expand its reinsurance product offerings with other insurers that provide a variety of property and casualty insurance products.

Allied Provident’s direct insurance business currently includes a suite of business property and casualty insurance products, such as directors and officers liability insurance, financial guarantee insurance, excess and umbrella liability insurance, business income insurance, and inland marine and product liability insurance.

Reinsurance is an arrangement whereby the reinsurer agrees to indemnify its client insurance company against all or a portion of the insurance risks underwritten by the client under one or more insurance policies. As a reinsurer, Allied Provident assumes a portion of the insurer’s risk in exchange for a portion of the premium payable by the insured to the primary insurer. Reinsurance provides an insurer with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides the insurance company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a related increase in capital and surplus. Although reinsurance provides security and indemnities to the insurance company, it does not legally discharge the insurer from its liability with respect to its obligations to the insured.

Allied Provident’s current quota share treaty reinsurance agreement with Drivers commenced on January 1, 2008 for a one year term, and was renewed on January 1, 2009 and January 1, 2010 for additional one year terms. The agreement may be terminated by either party on 90 days’ prior written notice. Under the terms of the agreement, Drivers “ceded” (which is a term used in the insurance industry similar to the term transferred or assigned) Allied Provident 50% of its premium as well as the net liability risk under all non-standard automobile liability insurance policies written by Drivers during the term of the agreement. However, Drivers is permitted to receive or retain 29% of all gross earned premiums ceded to Allied Provident by Drivers. Upon termination of the agreement, Allied Provident remains liable for all losses that occur under insurance risks ceded to it at the time of termination for a period of one year following termination of such agreement, and for all claims made under such policies for a period of 18 months from termination of the reinsurance agreement. Drivers must obtain the approval of Allied Provident for the settlement of any claims for which Allied Provident may be liable that are in excess of $5,000. Drivers is obligated to notify Allied Provident within 60 days after the close of each calendar quarter of any claims or losses incurred and premiums received from insureds and the amounts owed by either party to the other. If Drivers paid any claim in excess of $50,000, subject to receipt of satisfactory proof of loss and payment, Allied Provident will reimburse Drivers within 15 business days.

Amalphis’ reinsurance strategy is to build a portfolio of “frequency” and “severity” reinsurance agreements with select insurance companies that are designed to meet the needs of the insurer that are not being met in the traditional reinsurance marketplace. Amalphis currently has one senior generalist underwriter and it has contracted with third-party actuaries to operate its reinsurance business. “Frequency” reinsurance contracts typically contain a potentially large number of small losses from multiple events, whereas “severity” contracts have the potential for significant losses from one event. As an example of a frequency reinsurance contract, Amalphis’ reinsurance business currently consists of reinsuring non-standard personal automobile insurance policies for a United States insurance carrier. The automobile insurance policies are designed to provide coverage to drivers who ordinarily cannot obtain insurance from standard carriers due to a variety of factors. For example, a motorist may be considered as a high-risk driver because he or she has a serious violation, such as a DUI, on their driving record. It also may be difficult for a driver to find standard auto insurance if they have been recently involved in a serious accident or who may have had a number of claims, accidents or motor vehicle violations in their recent past. Because of such factors, the motorist may not meet the underwriting standards established by a standard policy issuer. Non-standard policies generally are issued for the minimum limits of coverage required under applicable state laws and have relatively small individual premiums. However, they have a relatively high “frequency” of losses.

Amalphis intends to expand its reinsurance business to provide reinsurance contracts to other business, property and casualty insurance companies providing frequency and severity policy coverage, including homeowners’ policies in Florida, where the total risk exposure is less than $25 million. It intends to underwrite reinsurance contracts only where it believes it can model, analyze and monitor risks effectively. Amalphis’ underwriter is responsible for both its reinsurance and its direct property and casualty insurance contracts from origination to final disposition, including underwriting, pricing, servicing, monitoring and claims proceeds. It is believed that this integrated approach will translate to superior contract management, better client service and superior economic returns over the long term.

Amalphis’ investment strategy, like its reinsurance strategy, is designed to maximize returns over the long term while minimizing the risk of capital loss. Unlike the investment strategy of many of its competitors, which invest primarily in fixed-income securities either directly or through fixed-fee arrangements with one or more investment managers, its investment strategy is to invest in long and short positions primarily in publicly-traded equity and corporate debt securities. It seeks to buy the shares of companies that can be purchased at a significant discount to its estimate of their intrinsic value. They define the intrinsic value of a company to be the sum of the estimated future income generated by the company, discounted to present value. They estimate intrinsic value by analysis of a company’s financial statements, business plan, management qualifications, competitive advantages, intellectual property assets, competitors and markets. The Amalphis board of directors has responsibility for making investment decisions.

Business Strategy

Amalphis’ goal is to become a leading provider of insurance and reinsurance products and provide significant returns on our equity. The key elements of its business strategy are to:

•	Distinguish its operations from those of its competitors. As opposed to engaging in traditional insurance and reinsurance underwriting, Amalphis focuses on offering specialty insurance and reinsurance products and solutions, such as reinsuring frequency contracts on automobile insurance issued to high risk drivers;
•	Achieve attractive economic returns. On each insurance and reinsurance contract underwritten the focus is on expected return on equity over the life of the contract, which may span many years, rather than on yearly combined ratios or short-term considerations such as premium volume in any given period. Accordingly, unlike many of its competitors, Amalphis does not measure economic success with respect to a contract in any given accounting period but rather after the final loss payments on the contract are made, which it is anticipated will occur on average between 2.5 and 3.5 years from the writing of the contract. The decision to underwrite a contract depends on the determination that the expected ultimate net gain from that contract would exceed the current target return on equity on the capital needed to underwrite the contract. The target return on equity varies with the degree of risk assumed and generally is at least equal to the risk-free rate (the interest rate on a riskless, or safe, asset, usually short-term U.S. government security rate) plus 5.0%. In pricing contracts during 2008 and 2009, and setting target return on equity, Amalphis assumed a risk-free rate of 2.3% rather than using historical investment returns as a benchmark.
•	Operate as a lead underwriter on the majority of the premiums that are underwritten. Due to the nature of its business strategy, Amalphis anticipates that the majority of its insurance and reinsurance contracts will be sizeable and require significant interaction among clients, brokers and ourselves. They have a strong preference to be the lead underwriter of a majority of the premiums that are underwritten, which Amalphis believes allows it to influence the pricing, terms and conditions of the business written and, accordingly, better enables it to meet or exceed its targeted return on equity. Allied Provident was the lead underwriter for all of its contracts bound from inception to December 31, 2009. Although Amalphis seeks to be the lead underwriter for the majority of the aggregate premiums that are underwritten, it may participate in non-lead positions when it believes the opportunity offers compelling returns on equity.
•	Manage capital prudently. Amalphis seeks to manage its capital prudently with respect to its underwriting and capital financing activities. It models, analyzes and monitors underwriting activities, which are subject to written underwriting guidelines and regularly reviewed by the Underwriting Committee of its board of directors. Each reinsurance contract that is underwritten must satisfy minimum expected returns on equity. Amalphis utilizes a capital allocation model that requires it to allocate substantially more capital for contracts with larger potential for loss in an effort to not overexpose its capital. The underwriting decision-making is centralized and the Chief Executive Officer of Allied Provident must approve each contract that is executed. Additionally, Amalphis occasionally may purchase reinsurance of the liabilities it reinsures, or retrocessional coverage, in an effort to protect its invested capital in a transaction. Retrocessional coverage is typically acquired to mitigate the effect of a potential concentration of losses. Amalphis’ investment strategy attempts to maximize returns while limiting the risk of capital loss; the investment portfolio is comprised of both long and short securities in an attempt to partially hedge overall market exposure. Further, its investment guidelines provide for minimal use of leverage. Finally, Amalphis currently employ no debt in its capital structure.
•	Use only generalist underwriters. Amalphis employs an experienced underwriter possessing industry knowledge, experience and relationships with many brokers in the United States, Europe, Asia and Barbados. This generalist underwriter handles both the underwriting and administering of each insurance and reinsurance contract, as opposed to underwriters who focus only on specific lines of business.
•	Maintain a highly experienced management team. The Chief Executive Officer of Allied Provident, Andre Heyliger, has more than 20 years of industry experience. The Amalphis management team has knowledge, experience and relationships with brokers in the United States, Bermuda and Barbados.
•	Provide management incentives to align management and employee’s interests with those of its shareholders. Amalphis structures its management incentive compensation plans to align management and employee interests with those of its shareholders over the long term. As such, the majority of payments under its cash bonus plan are based on the ultimate underwriting returns, not on underwriting profitability in any single year or the returns generated by our investment portfolio. As a result, Amalphis expects most of the cash bonus plan payments each year will be deferred for a multi-year period to reflect actual underwriting results as they develop.

Because Amalphis’ underwriting and investment strategies differ from other participants in the property and casualty reinsurance market, it may not be possible to directly compare its business or prospects with those of other property and casualty reinsurers. Amalphis’ results from financial accounting period to period may vary significantly and may not be as predictable as many of its competitors. However, Amalphis believes that its operational differences, particularly its focus on writing select contracts, which it believes will allow it to better manage its underwriting risks, and its value-oriented investment strategy, which has the potential to generate higher rates of return than traditional fixed-income strategies, will enable it to generate, over the long term, returns on equity superior to those of traditional reinsurers.

Market Trends and Opportunities

Extended periods of competitive pricing, increases in reserves, rating downgrades, higher than expected losses and rating agency changes in capital requirements for certain lines of business historically have caused capacity shortages in certain product lines in the property and casualty industry. These capacity shortages have created considerable cyclical increases in pricing and changes in terms and conditions that are significantly more favorable for reinsurers as clients may not be able to identify or locate reinsurers that are willing or able to reinsure their underwriting risks.

Amalphis anticipates that over the next five years, it will see attractive opportunities to write directly and to write as a reinsurer in directors’ and officers’, homeowners’, medical malpractice, workers’ compensation, property catastrophe and marine lines. Amalphis believes that these lines of business will present it with opportunities for the following reasons:

•	the current financial crisis has driven up the frequency and severity of securities fraud claims, moving some directors’ and officers’ insurance rates sharply higher;
•	in certain states, including Florida, a number of insurers are reducing their homeowners’ writings, creating opportunity for the remaining insurers that, in turn, will require more reinsurance to mitigate their overall exposure; and
•	there continues to be significant demand for property catastrophe and marine reinsurance.

Amalphis intends to continue to monitor market conditions so as to be positioned to participate in future underserved or capacity-constrained markets as they arise and to offer products that it believes will generate favorable returns on equity over the long term. Accordingly, its underwriting results and product line concentrations in any given period may not be indicative of its future results of operations.

Reinsurance Risks to Be Written

Amalphis intends to underwrite reinsurance contracts with favorable long-term returns on equity as opportunities arise. It will attempt to select the most economically attractive opportunities across a variety of all property and casualty lines of business.

Reinsurance is an arrangement under which an insurance company or reinsurer agrees to indemnify or assume the obligations of another insurance company, or client, for all or a portion of the insurance risks underwritten by the client. It is standard industry practice for primary insurers to reinsure portions of their insurance risks with other insurance companies under reinsurance agreements or contracts. This permits primary insurers to underwrite policies in amounts larger than the risks they are willing to retain. Reinsurance is generally designed to:

•	reduce the client’s net liability on individual risks, thereby assisting it in increasing its capacity to underwrite business as well as increasing the limit to which it can underwrite on a single risk;
•	assist the client in meeting applicable regulatory and rating agency capital requirements;
•	assist the client in reducing the short-term financial impact of sales and other acquisition costs; and
•	enhance the client’s financial strength and statutory capital.

Amalphis characterizes the reinsurance risks it assumes as frequency or severity and aim to balance the risks and opportunities of its underwriting activities by creating a diversified portfolio of both types of businesses.

Frequency business is characterized by contracts containing a potentially large number of smaller losses emanating from multiple events. Clients generally buy this protection to increase their own underwriting capacity and typically select a reinsurer based upon the reinsurer’s financial strength and expertise. Amalphis expects the results of frequency business to be less volatile than those of severity business from period to period due to its greater predictability. It also expects that over time the profit margins and return on equity for its frequency business will be lower than those of its severity business.

Severity business is typically characterized by contracts with the potential for significant losses emanating from one event. Clients generally buy this protection to remove volatility from their balance sheets and, accordingly, Amalphis expects the results of severity business to be volatile from period to period. However, over the long term, it also expects that its severity business will generate higher profit margins and return on equity than its frequency business.

Amalphis anticipates that the final loss payments on its contract will be between 2.5 and 3.5 years.

Amalphis expects to act as lead underwriter for the majority of total premiums that it underwrites. Depending on the mix of its frequency and severity business, it expects that, over time, its annual premiums written will be equal to 0.5 to 1.0 times our capital.

In addition, some of the risks Amalphis intends to underwrite will reflect traditional opportunities in reinsurance where it will participate in a larger underwriting syndicate, where it believes the return on equity over the long term will exceed its internal targeted return on equity.

Amalphis’ targeted return on equity varies with the degree of risk assumed on the contract underwritten, but is equal to at least the sum of an assumed risk-free rate plus 5.0%. In pricing its contracts in 2008 and 2009, and setting its targeted return on equity, it assumed investment returns would equal a risk-free rate of 2.3%, rather than using its historical investment returns as a benchmark.

Products

Amalphis’ experienced, generalist underwriting team allows it to offer a range of property and casualty insurance and reinsurance products, including, but not limited to, casualty and liability risks, damage, health, homeowners, medical malpractice, professional liability, property catastrophe, automotive surety and fidelity and workers’ compensation, and marine insurance. At present, it only reinsures automotive frequency-type insurance issued to high risk or “rated” drivers, but intends to expand its reinsurance business to cover all of the other business, property and casualty insurance it currently writes as a direct insurer and propose to write in the future.

While Amalphis expects to establish a diversified portfolio, its allocation of risk will vary based on its perception of the opportunities available in each line of business. Moreover, its focus on certain lines will fluctuate based upon market conditions and it may only offer or underwrite a limited number of lines in any given period. Amalphis intends to:

•	target markets where capacity and alternatives are underserved or capacity constrained;
•	employ strict underwriting discipline;
•	select reinsurance opportunities with favorable returns on equity over the life of the contract; and
•	potentially offer lines such as political risk, completion bonds, business interruption, structured transactions, insurance wraps and annuities.

Marketing and Distribution

Currently, Amalphis’ products are marketed through its web site and by leveraging the personal and business contacts of its employee and directors. Amalphis does not have any employees who are dedicated solely to marketing its products. Amalphis expects that some of its business will be sourced through insurance brokers. Brokerage distribution channels provide it with access to an efficient, variable cost, and global distribution system without the significant time and expense that would be incurred in creating a wholly-owned distribution network. Amalphis believes that its financial strength, unencumbered balance sheet and superior client service are essential for creating long-term relationships with clients and brokers.

Amalphis intends to build long-term relationships with global reinsurance brokers and captive insurance companies located in the Barbados. Amalphis’ management team has significant relationships with most of the primary and specialty broker intermediaries in the reinsurance marketplace. Amalphis believes that by maintaining close relationships with brokers it will be able to continue to obtain access to a broad range of reinsurance clients and opportunities.

Amalphis intends to focus on the quality and financial strength of any brokerage firm with which it does business. Brokers do not have the authority to bind it to any reinsurance contract. Amalphis reviews and approves all contract submissions in its corporate offices located in Barbados. From time to time, it may also enter into relationships with managing general agents who could bind it to reinsurance contracts based on narrowly defined underwriting guidelines.

Insurance brokers receive a brokerage commission that is usually a percentage of gross premiums written. Amalphis seeks to become a preferred choice of brokers and their clients by providing:

•	solutions that address the specific business needs of its clients;
•	rapid and substantive responses to proposal and pricing quote requests;
•	timely payment of claims;
•	financial security; and
•	clear indication of risks it will and will not underwrite.

One of the key objectives of Amalphis is to build long-term relationships with key reinsurance brokers, such as Access Reinsurance, Inc., Aon Re Worldwide, Inc., Benfield Group Limited, Guy Carpenter & Company, Inc., and Willis Group Holdings, Ltd., and with their clients.

Amalphis believes that by maintaining close relationships with brokers, it is able to obtain access to a broad range of potential clients. Amalphis meets frequently in Barbados and elsewhere with brokers and senior representatives of clients and prospective clients. All contract submissions are approved in its corporate offices in Barbados.

In addition, Amalphis expects the large number of captive insurance companies located in Barbados to be a source of business for it in the future. Amalphis expects to develop relationships with potential clients when it believes they have a need for reinsurance, based on its industry knowledge and market trends. Amalphis believes that diversity in its sources of business will help reduce any potential adverse effects arising out of the termination of any one of its business relationships.

Underwriting and Risk Management

Amalphis believes that its approach to underwriting will allow it to deploy its capital in a variety of lines of business and to capitalize on opportunities that it believes offer favorable returns on equity over the long term. Its underwriter has expertise in a number of lines of business and it will also look to outside consultants on a fee-for-service basis, to help it with niche areas of expertise when it deems appropriate. Amalphis generally applies the following underwriting and risk management principles:

Economics of Results

Amalphis’ primary goal is to build a reinsurance portfolio that has attractive economic results. Amalphis may underwrite a reinsurance contract that may not demonstrate immediate short-term benefits if it believes it will provide favorable return on equity over the life of the contract. In pricing its products, Amalphis assumes investment returns equal to the risk-free rate, which it intends to review and adjust, if necessary, on an annual basis. As of March 1, 2009, Amalphis assumes a risk-free rate of 2.3%.

Actuarially Based Pricing

Amalphis uses public domain or commercially available actuarial models to price most of its business. Amalphis may also develop its own actuarial models where appropriate models are not available to it. Its models not only consider conventional underwriting metrics, but also incorporate a component for risk aversion that places greater weight on scenarios that result in greater losses. The actuary working on the transaction must agree that the transaction meets or exceeds its return on equity requirements before Amalphis will commit capital. Amalphis prices each transaction based on the merits and structure of the transaction.

Act as Lead Underwriter

Typically, one reinsurer acts as the lead in negotiating principal policy terms and pricing of reinsurance contracts. Amalphis plans to act as the lead underwriter for the majority of the aggregate premiums that it underwrites. Amalphis believes that lead underwriting is an important factor in achieving long-term success, as lead underwriters have greater influence in negotiating pricing, terms and conditions. In addition, it believes that reinsurers that lead policies are generally solicited for a broader range of business and have greater access to attractive risks.

Alignment of Company and Client’s Interests

Amalphis seeks to ensure every contract it underwrites aligns its interests with those of its clients. Specifically, Amalphis may seek to:

•	pay its clients a commission based upon a predetermined percentage of the profit it realizes on the business, which is referred to as a profit commission;
•	allow the client to perform all claims adjusting and audits, as well as the funding and paying of claims, which is referred to as self insured retentions;
•	provide that the client pays a predetermined proportion of all losses above a pre-determined amount, which is referred to as co-participation; and/or
•	charge the client a premium for reinstatement of the amount of reinsurance coverage to the full amount reduced as a result of a reinsurance loss payment, which is referred to as a reinstatement premium.

Amalphis believes that through profit commissions, self-insured retentions, co-participation, reinstatement premiums or other terms within the contract, its clients are provided with an incentive to manage its interests. Amalphis believes that aligning its interests with those of its clients promotes accurate reporting of information, timely settling and management of claims and limits the potential for disputes.

Integrated Underwriting Operations

Amalphis has implemented a “cradle to grave” service philosophy where the same individual underwrites and administers the reinsurance contracts. Amalphis believes this method enables it to best understand the risks and likelihood of loss for any particular contract and to provide superior client service.

Detailed Contract Diligence

Amalphis seeks to be highly selective in the contracts it chooses to underwrite and spend a significant amount of time with its clients and brokers to understand the risks and appropriately structure the contracts. Amalphis usually obtains significant amounts of data from its clients to conduct a thorough actuarial modeling analysis. As part of its pricing and underwriting process, it assesses among other factors:

•	the client’s and industry historical loss data;
•	the expected duration for claims to fully develop;
•	the client’s pricing and underwriting strategies;
•	the geographic areas in which the client is doing business and its market share;
•	the reputation and financial strength of the client;
•	the reputation and expertise of the broker;
•	the likelihood of establishing a long-term relationship with the client and the broker; and
•	reports provided by independent industry specialists.

Underwriting Authorities

Amalphis uses actuarial models that it produces and applies its underwriting guidelines to analyze each reinsurance opportunity before it commits capital. The underwriting committee of the Amalphis board of directors has set parameters for zonal and aggregate property catastrophic caps and limits for maximum loss potential under any individual contract. The underwriting committee may approve exceptions to the established limits. Amalphis’ approach to risk control imposes an absolute loss limit on its natural catastrophic exposures rather than an estimate of probable maximum losses and it has established zonal and aggregate limits. Amalphis manages all non-catastrophic exposures and other risks by analyzing its maximum loss potential on a contract-by-contract basis. Maximum authorities will likely change over time to be consistent with its capital base.

Retrocessional Coverage

Amalphis may from time to time purchase retrocessional coverage to manage its overall exposure and to balance its portfolio. Amalphis intends to only purchase uncollateralized retrocessional coverage from a reinsurer with a minimum financial strength rating of A- (Excellent) from either A.M. Best or an equivalent rating from Standard & Poor’s Rating Services.

Capital Allocation

Amalphis expects to allocate capital to each contract that it binds. Its capital allocation methodology uses the probability and magnitude of potential for economic loss. Amalphis allocates capital for the period until the risk is resolved. It has developed a proprietary return on equity capital allocation model to evaluate and price each reinsurance contract that it underwrites. Amalphis uses different return on equity thresholds depending on the type and risk characteristics of the business it underwrites, although it uses a standard risk-free interest rate.

Claims Management

Amalphis has not experienced a high volume of claims to date. Its claims management process initiates upon receipt of reports from its clients.

Amalphis has implemented a “cradle to grave” service philosophy where the same individual underwrites and administers the reinsurance contracts.

Amalphis’ underwriter reviews claims submissions for authorization prior to entry and settlement. It believes this ensures that it pays claims consistently with the terms and conditions of each contract. The Chief Financial Officer must also approve all cash disbursements.

Where necessary, Amalphis will conduct or contract for on-site audits, particularly for large accounts and for those whose performance differs from its expectations. Through these audits, it will evaluate ceding companies’ claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines.

Amalphis recognizes that fair interpretation of its reinsurance agreements with its clients and timely payment of covered claims is a valuable service to its clients.

Reserves

Amalphis’ reserving philosophy is to reserve to its best estimates of the actual results of the risks underwritten. Amalphis’ underwriter provides reserving estimates on a quarterly basis calculated to meet its estimated future obligations. It reserves on a transaction by transaction basis. Outside actuaries will review these estimates at least once a year. Due to the use of different assumptions, accounting treatment and loss experience, the amount it establishes as reserves with respect to individual risks, transactions or classes of business may be greater or less than those established by clients or ceding companies. Reserves may also include unearned premiums, premium deposits, profit sharing earned but not yet paid, claims reported but not yet paid, claims incurred but not reported, and claims in the process of settlement.

Reserves do not represent an exact calculation of liability. Rather, reserves represent Amalphis’ estimate of the expected cost of the ultimate settlement and administration of the claim. Although the methods for establishing reserves are well-tested, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. Amalphis bases these estimates on its assessment of facts and circumstances then known, as well as estimates of future trends in claim severity and frequency, judicial theories of liability and other factors, including the actions of third parties, which are beyond its control.

Collateral Arrangements/Letter of Credit Facility

Amalphis is not licensed or admitted as an insurer in any jurisdiction other than Barbados. Many jurisdictions including states in the United States do not permit clients to take credit for reinsurance on their statutory financial statements if such reinsurance is obtained from insurers that are unlicensed or non-admitted in such jurisdiction without appropriate collateral. As a result, Amalphis anticipates that all of its U.S. clients and a portion of its non-U.S. clients will require it to provide collateral for the contracts it binds with them. This collateral usually takes the form of funds withheld, trust arrangements or letters of credit. The failure to obtain, maintain, replace or increase its letter of credit facilities on commercially acceptable terms may significantly and negatively affect Amalphis’ ability to implement its business strategy.

Competition

The insurance and reinsurance industry is highly competitive. Amalphis expects to compete with numerous property and casualty insurance companies and major reinsurers, most of which are well established, have significant operating histories and strong financial strength ratings and have developed long-standing client relationships.

Amalphis’ principal reinsurance competitors are ACE Limited, General Re Corporation, Hannover Re Group, Munich Reinsurance Company, PartnerRe Ltd., Swiss Reinsurance Company, Transatlantic Reinsurance Company and XL Capital Ltd., which are dominant companies in its industry. Although Amalphis seeks to provide coverage where capacity and alternatives are limited, it directly competes with these larger companies due to the breadth of their coverage across the property and casualty market in substantially all lines of business. Amalphis also competes with smaller companies and other niche reinsurers from time to time.

Ratings

Amalphis does not currently have a financial strength rating from A.M. Best or any other rating agency.

Investment Strategy

Amalphis implements a value-oriented investment strategy by taking long positions in perceived undervalued securities. Amalphis may also take short positions in perceived overvalued securities. It aims to achieve high absolute rates of return while minimizing the risk of capital loss. Amalphis attempts to determine the risk/return characteristics of potential investments by analyzing factors such as the risk that expected cash flows will not be obtained, the volatility of the cash flows, the leverage of the underlying business and the security’s liquidity, among others.

Amalphis’ investment strategy involves buying the shares of companies that can be purchased at a significant discount to its estimate of their intrinsic value. Amalphis defines the intrinsic value of a company to be the sum of the estimated future income generated by the company, discounted to present value. It estimates intrinsic value by analysis of a company’s financial statements, business plan, management qualifications, competitive advantages, intellectual property assets, competitors and markets. The board of directors of Allied Provident (as opposed to the board of directors of Amalphis) has undertaken the responsibility for the investments of Allied Provident. The board of directors of Allied Provident has created an investment committee to make the investment decisions for the company.

Allied Provident’s board of directors, through the investment committee of the board, conducts reviews of its investment portfolio activities and oversees its investment guidelines to meet its investment objectives. Amalphis believes, while less predictable than traditional fixed-income portfolios, its investment approach complements its reinsurance business and will achieve higher rates of return over the long term. The investment guidelines are designed to maintain adequate liquidity to fund reinsurance operations and to protect against unexpected events.

In addition, implementation of Amalphis’ investment strategy further includes buying public or private corporate equities and current-pay debt securities, selling securities short, and investing in trade claims, debt securities of distressed issuers, arbitrages, bank loan participations, derivatives (including options, warrants and swaps), leases, break-ups, consolidations, reorganizations, limited partnerships and similar securities of foreign issuers.

Investment Guidelines

The investment guidelines adopted by Allied Provident’s board of directors, which may be amended, or modified, from time to time, take into account restrictions imposed on it by regulators, its liability mix, requirements to maintain an appropriate claims paying rating by ratings agencies and requirements of lenders. As of the date of this proxy statement, the investment guidelines currently state:

•	Quality Investments: At least 80% of the assets in the investment portfolio are to be held in debt or equity securities (including swaps) of publicly-traded companies or of governments of the Organization of Economic Co-operation and Development, or the OECD, high income countries and cash, cash equivalent or United States government obligations, or in investment companies which hold such investments.
•	Concentration of Investments: Other than cash, cash equivalents and United States government obligations, no single investment in the investment portfolio may constitute more than 20% of the portfolio.
•	Liquidity: Assets will be invested in such fashion that there is a reasonable expectation that it can meet any of its liabilities as they become due. Allied Provident periodically reviews the liquidity of the portfolio.
•	Monitoring: Allied Provident re-evaluates each position in the investment portfolio and monitor changes in intrinsic value and trading value monthly.
•	Leverage: The investment portfolio may not employ greater than 5% indebtedness for borrowed money, including net margin balances, for extended time periods. Allied Provident may use, in the normal course of business, an aggregate of 20% margin leverage for periods of less than 30 days.

Legal Proceedings

Neither Amalphis nor Allied Provident is currently involved in any litigation or arbitration. Amalphis anticipates that, similar to the rest of the insurance and reinsurance industry, they will be subject to litigation and arbitration in the ordinary course of business.

Properties

Amalphis’ office space in Barbados is currently provided to them by the company with whom it contracts for management services at no additional charge. It is located in the CGI Tower office building, in the city of St. Michael, Barbados. Amalphis believes that for the foreseeable future this office space will be sufficient for it to conduct its operations. Except for computers and miscellaneous office equipment Amalphis does not have any other material tangible assets.

Employees

As of December 31, 2009, Amalphis has three employees, based in Barbados, who are executive officers. Other services which Amalphis needs are provided by a third-party management company. Amalphis believes that its employee relations are good. Its employees are not subject to any collective bargaining agreements, and Amalphis is not aware of any current efforts to implement such agreements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ALLIED PROVIDENT ORGANIZATION

The discussion below does not reflect the Transactions and related matters proposed for approval by our shareholders, our liquidity requirements in connection with these transactions or our plans to meet those liquidity requirements, which are described elsewhere in this proxy statement.

Overview

Amalphis is a specialty insurance company that offers reinsurance products. It directly sells a variety of property and casualty insurance products to businesses. Its wholly-owned insurance subsidiary, Allied Provident, was incorporated and commenced its insurance business in 2007 in Barbados. For purposes of this section, management’s discussion of Amalphis shall be deemed to incorporate Allied Provident.

Through Allied Provident, it currently writes reinsurance for a United States insurance carrier that offers non-standard personal automotive insurance coverage to drivers who are unable to obtain insurance from standard carriers. Amalphis plans to expand its reinsurance product offerings with other insurers that provide a variety of other property and casualty insurance products. Its direct insurance business includes a suite of business property and casualty insurance products, such as directors and officers liability insurance, financial guarantee insurance, excess and umbrella liability insurance, business income insurance, and inland marine and product liability insurance.

Key Financial Factors

Ratio Analysis

Amalphis manages its business on the basis of one operating segment, property and casualty reinsurance, in accordance with the qualitative and quantitative criteria established by SFAS 131, “Disclosure about Segments of an Enterprise and Related Information.” Within the property and casualty insurance and reinsurance segment, Amalphis analyzes its underwriting operations using two categories: frequency business and severity business.

Frequency business is characterized by contracts containing a potentially large number of smaller losses emanating from multiple events. Clients generally buy this protection to increase their own underwriting capacity and typically select a reinsurer based upon the reinsurer’s financial strength and expertise. Amalphis expects the results of frequency business to be less volatile than those of severity business from period to period due to its greater predictability. It also expects that over time the profit margins and return on equity for its frequency business will be lower than those of its severity business.

Severity business is typically characterized by contracts with the potential for significant losses emanating from one event. Clients generally buy this protection to remove volatility from their balance sheets and, accordingly, Amalphis expects the results of severity business to be volatile from period to period. However, over the long term, it also expects that its severity business will generate higher profit margins and return on equity than its frequency business.

As a result of the nature of the frequency and severity businesses, Amalphis expects to report different loss and expense ratios in these categories from period to period.

The loss ratio is calculated by dividing loss and loss adjustment expenses incurred by premiums earned. However, Amalphis expects that the loss ratio will be volatile for its severity business and may exceed that of its frequency business in certain periods.

The acquisition cost ratio is calculated by dividing acquisition costs by premiums earned.

The composite ratio is the ratio of underwriting losses incurred, loss adjustment expenses and acquisition costs, excluding general and administrative expenses, to premiums earned. This ratio demonstrates the higher acquisition costs incurred for frequency business than for severity business. Similar to the loss ratio, Amalphis expects that this ratio will be volatile for its severity business depending on loss activity in any particular period.

The internal expense ratio is the ratio of all general and administrative expenses to premiums earned. For example, a combined ratio of 110% signifies a loss of $0.10 per dollar of premiums earned. The reported combined ratio is expected to be high due to general and administrative expenses incurred in connection with start-up of reinsurance operations.

The combined ratio is the ratio of the sum of the composite ratio and the internal expense ratio. It measures the total profitability of underwriting operations. This ratio does not take investment income into account. Amalphis expects that its combined ratio may be volatile in certain periods.

Because Amalphis believes that it can expand its underwriting business without increasing certain of its expenses, such as marketing and payroll, Amalphis expects its internal expense ratio to decrease as it increases the amount of business that it underwrites.

Revenues

Amalphis derives its revenues from three principal sources:

•	reinsurance premiums received from its specialty automobile insurance company client on policy liabilities that it assumes;
•	premiums from the direct sale to businesses of property and casualty insurance; and
•	income from investments.

Premiums from reinsurance are directly related to the number, type and pricing of contracts we write. Amalphis earns premiums over the contract term, which is typically twelve months. For the period of inception through December 31, 2008, Amalphis only wrote one reinsurance contract for a non-standard automobile insurer.

Premiums for its direct property and casualty insurance came from one financial guaranty policy written in 2007, and two directors’ and officers’ liability policies written in 2008.

Income from its investments is primarily comprised of interest income, dividends and gains, net realized and unrealized gains on investment securities as well as interest income from money market funds.

Because Amalphis has a limited operating history, period-to-period comparisons of its underwriting results may not be meaningful in the near future. In addition, due to the nature of its reinsurance and investment strategies, its operating results will likely fluctuate from period to period.

Expenses

Amalphis’ expenses consist primarily of the following:

•	underwriting losses and loss adjustment expenses;
•	acquisition costs;
•	investment-related expenses; and
•	general and administrative expenses.

Loss and loss adjustment expenses are a function of the amount and type of reinsurance contracts Amalphis writes and of the loss experience of the underlying coverage. As described below, loss and loss adjustment expenses are based on an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Depending on the nature of the contract, loss and loss adjustment expenses may be paid over a period of years.

Acquisition costs consist primarily of brokerage fees, ceding commissions, premium taxes and other direct expenses that relate to writing reinsurance contracts. Amalphis amortizes deferred acquisition costs over the related contract term.

There were no investment-related expenses incurred. General and administrative expenses consist primarily of salaries and benefits and related costs, including costs associated with professional fees, travel and entertainment, information technology, rent and other general operating expenses.

General and administrative expenses consist primarily of salaries and benefits and related costs, including costs associated with professional fees, travel and entertainment, information technology, rent and other general operating expenses.

Investment Results

Amalphis’ investment portfolio contains investments in securities, cash and funds held with brokers, swaps and securities sold, not yet purchased.

Amalphis also reports the composition of its total managed portfolio on a notional exposure basis, which it believes is the appropriate manner in which to assess the exposure and profile of investments and is the way in which it manages the portfolio. Under this methodology, the exposure for swaps and futures contracts are reported at their full notional amount. The notional amount of a derivative contract is the underlying value upon which payment obligations are computed and Amalphis believes best represents the risk exposure. For an equity total return swap, for example, the notional amount is the number of shares underlying the swap multiplied by the market price of those shares. Options are reported at their delta adjusted basis. The delta of an equity option is the sensitivity of the option price to the underlying stock price. The delta adjusted basis is the number of shares underlying the option multiplied by the delta and the underlying stock price.

Amalphis measures its success by long-term growth in book value per share, which it believes is the most comprehensive gauge of the performance of its business. Accordingly, its incentive compensation plans are designed to align employee and shareholder interests. Compensation under its cash bonus plan is based on the ultimate underwriting returns of its business measured over a multi-year period, rather than premium targets or estimated underwriting profitability for the year in which it initially underwrote the business.

Three months ended September 30, 2009 compared to three months ended September 30, 2008

Premiums Earned

For the three months ended September 30, 2009, Amalphis had $3,510,411 of net premiums earned, consisting of two insurance policies and one reinsurance contract. For the three months ended September 30, 2008, Amalphis had $5,012,427 in net premiums earned.

Losses Incurred

Losses incurred include losses paid and changes in loss reserves, including IBNR reserves, net of loss recoveries from retrocessionaires. Amalphis incurred net losses of $3,526,121 for the three months ended September 30, 2009, and $3,963,167 for the three months ended September 30, 2008.

Acquisition Costs

Acquisition costs for the three months ended September 30, 2009 and 2008 totaled $(149,015) and $949,589, respectively. These acquisition costs represent the amortization of the commission and brokerage expenses incurred on contracts written. Deferred acquisition costs are limited to the amount expected to be recovered from future earned premiums and anticipated investment income.

General and Administrative Expenses

Amalphis’ general and administrative expenses for the three months ended September 30, 2009 were $191,947 and for the three months ended September 30, 2008 were $22,617. These expenses for both periods have no accrual of the fair value of stock options and restricted stock granted to employees and directors due to the fact that none were granted or earned.

Amalphis expects its general and administrative expenses for the remainder of 2009 to be higher than reported in 2008 as Amalphis intends to hire additional staff and resources to service anticipated increasing underwriting operations and to enable it to fulfill the increased reporting requirements applicable to public companies.

Net Realized and Unrealized Gains on Securities

For the three months ended September 30, 2009 and 2008, Amalphis reported net realized and unrealized gains on securities of $2,653,977 and $786,689, respectively.

Net Investment Income

For the three months ended September 30, 2009 and 2008, Amalphis reported a net investment income of $43,071 and $(12,372), respectively.

Taxes

Amalphis is not obligated to pay any taxes in the British Virgin Islands on either income or capital gains.

Net Income

For the three months ended September 30, 2009 and 2008, Amalphis reported a net income of $2,150,301 and $693,867, respectively.

Capital

For the period ended September 30, 2009, total shareholders’ equity was $54,407,381 compared to $28,719,656 for the period ended December 31, 2008. This increase in total shareholders’ equity is principally due to a net income of $9,109,235 million during the nine months ended September 30, 2009.

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

Premiums Earned

Amalphis earned net premiums of $10,297,802 for the nine months ended September 30, 2009 and $10,006,851 for the nine months ended September 30, 2008.

Losses Incurred

Losses incurred include losses paid and changes in loss reserves, including IBNR reserves, net of loss recoveries from retrocessionaires. Amalphis incurred net losses of $7,833,130 for the nine months ended September 30, 2009, and $7,366,000 for the nine months ended September 30, 2008.

Acquisition Costs

Acquisition costs for the nine months ended September 30, 2009 totaled $2,183,538 and $2,391,347 for the nine months ended September 30, 2008. These acquisition costs represent the amortization of the commission and brokerage expenses incurred on contracts written. Deferred acquisition costs are limited to the amount expected to be recovered from future earned premiums and anticipated investment income.

General and Administrative Expenses

Amalphis’ general and administrative expenses for the nine months ended September 30, 2009 were $239,640 and for the nine months ended September 30, 2008 were $73,119. These expenses for both periods have no accrual of the fair value of stock options and restricted stock granted to employees and directors due to the fact that none were granted or earned.

Amalphis expects its general and administrative expenses for the remainder of 2009 to be higher than reported in 2008 as Amalphis intends to hire additional staff and resources to service anticipated increasing underwriting operations and to enable it to fulfill the increased reporting requirements applicable to public companies.

Net Realized and Unrealized Gains on Securities

For the nine months ended September 30, 2009 and 2008, Amalphis reported net realized and unrealized gains on securities of $11,123,301 and $3,686,982, respectively.

Net Investment Income

For the nine months ended September 30, 2009 and 2008, Amalphis reported a net investment income of $44,603 and $0, respectively.

Taxes

Amalphis is not obligated to pay any taxes in the British Virgin Islands on either income or capital gains.

Net Income

For the nine months ended September 30, 2009 and 2008, Amalphis reported a net income of $9,135,660 and $3,148,644, respectively.

Liquidity and Capital Resources

At September 30, 2009, Amalphis’ liquidity consisted of the following:

Current assets:
Cash	$937,000
Investments, at market	40,391,000
Premiums and interest receivable	5,986,000
Total current assets	$47,314,000
Current liabilities:
Accounts payable	$209,000
Unearned premiums	1,624,000
Loss reserves	4,421,000
Total current liabilities	$6,254,000
Working capital	$41,060.000

Amalphis’ investments at September 30, 2009 are primarily “level one” investments which consist of investments with quoted prices in active markets. As such, Amalphis believes that its liquidity is sufficient to support its operations, in the absence of unforeseen events, for the upcoming twelve months. Amalphis does not currently have any material commitments for capital expenditures, and does not anticipate the need for any such material expenditures in the upcoming twelve months.

Year ended December 31, 2008 compared with year ended December 31, 2007

Revenues

The following table sets forth the amount and percentage of Amalphis’ total revenues for the period November 9, 2007 (inception) to December 31, 2007 and for the year ended December 31, 2008 that were derived from its three sources of income.

Type of Revenue	Year ended December 31, 2008	For the Period from November 9, 2007 (inception) to December 31, 2007
Reinsurance premiums earned	$11,612,702 (66.7%)	$0 (0.0%)
Direct property and casualty insurance	$5,208 (0.0%)	$450,000 (92.8%)
Investment income	$5,809,338 (33.3%)	$35,000 (7.2%)
Total	$17,427,248 (100%)	$485,000 (100%)

For the period ended December 31, 2007, total investment income was $35,000, all of which consisted of realized gain on the sale of equity securities. For the year ended December 31, 2008, total investment income was $5,809,338, which consisted of $41,140 interest earned on money market funds and $5,768,198 unrealized gain on equity securities.

Premiums Written

For the year ended December 31, 2008, Amalphis wrote $13,285,980 of premiums, consisting of two insurance policies and one reinsurance contract. There is no comparable prior period.

Premiums Earned

Amalphis earned net premiums of $11,617,910 for the year ended December 31, 2008. These premiums comprised of $11,612,702 of net premiums from its reinsurance contract and $5,208 of net premiums from writing direct property and casualty insurance policies. 99.99% of its net premiums were from frequency business and 0.01% were from severity business during such period. There is no comparable prior period. Premiums earned reflect the pro rata inclusion into income of premiums written over the life of the reinsurance contract or the insurance policy.

Investment Returns

A summary of Amalphis’ consolidated net investment income for the year ended December 31, 2008 and the period ended December 31, 2007 is as follows:

For the year ended December 31, 2008, Amalphis experienced a net investment gain of $5.81 million compared to net investment income of $0.04 million reported for the period ended December 31, 2007.

The investment returns reported by Amalphis are based on the total assets in its investment account, which includes the majority of its equity capital and collected premiums. Investment returns, net of all fees and expenses, by quarter and for each year since inception are as follows:

Period	Investment Return	Percent Return
Fourth Quarter of 2007	$35,000	0.15%
Total, 2007 From Inception	$35,000	0.15%
First Quarter of 2008	$1,250,751	5.34%
Second Quarter of 2008	$1,649,542	6.68%
Third Quarter of 2008	$755,988	2.87%
Fourth Quarter of 2008	$2,153,057	7.94%
Total, 2008	$5,809,338	24.79%

As of December 31, 2008, 48% of Amalphis’ investments were invested in publicly-traded equity securities primarily traded on exchanges in North America and Bermuda. The returns on its investment portfolio for the period ended December 31, 2007 and the twelve months ended December 31, 2008 were 0.15% and 25.04%, respectively. Please note that past performance is not necessarily indicative of future results.

Losses Incurred

Losses incurred include losses paid and changes in loss reserves, including IBNR reserves, net of loss recoveries from retrocessionaires. Amalphis incurred net losses of $9,111,327 for the year ended December 31, 2008, comprised of $9,074,265 from reinsurance contracts and $37,061 from direct property and casualty insurance. There is no comparable prior period.

Acquisition Costs

Acquisition costs for the year ended December 31, 2008 totaled $2,420,421. There is no comparable prior period from reinsurance contracts and none from direct property and casualty insurance. These acquisition costs represent the amortization of the commission and brokerage expenses incurred on contracts written. Deferred acquisition costs are limited to the amount expected to be recovered from future earned premiums and anticipated investment income. There is no comparable prior period.

General and Administrative Expenses

General and administrative expenses for the twelve months ended December 31, 2008 were $102,770 and for the period from November 9, 2007 (inception) to December 31, 2007 were $46,976. These expenses for both periods do not reflect any accruals of the fair value of stock options and restricted stock granted to employees and directors due to the fact that none were granted or earned.

Amalphis expects its general and administrative expenses for 2009 to be higher than reported in 2008 as it intends to hire additional staff and resources to service anticipated increasing underwriting operations.

Taxes

Amalphis is not obligated to pay any taxes in the British Virgin Islands on either income or capital gains.

Net Income

For the twelve months ended December 31, 2008 and for the period November 9, 2007 (inception) to December 31, 2007, Amalphis reported net income of $5,833,870 and $117,321, respectively.

Ratios

For the twelve months ended December 31, 2008, Amalphis’ frequency business reported a loss ratio of 78.10%, as compared to 0.03% reported by its severity business. The combined ratio, which is the sum of the composite ratio and the internal expense ratio, for the period from inception and ended December 31, 2007 and the year ended December 31, 2008 was 81.71% and 100.10%, respectively.

Capital

As of December 31, 2008, total shareholders’ equity was $29.85 million compared to $24.02 million at December 31, 2007. This increase in total shareholders’ equity is principally due to a net income of $5.83 million during the year ended December 31, 2008. Amalphis did not make any significant capital expenditures during the period from inception to December 31, 2008.

Liquidity and Capital Resources

At December 31, 2008, Amalphis’ liquidity consisted of the following:

Current assets:
Cash	$629,000
Investments, at market	29,245,000
Premiums and interest receivable	3,304,000
Total current assets	$33,178,000
Current liabilities:
Accounts payable	$42,000
nearned premiums	18,000
Loss reserves	3,266,000
Total current liabilities	$3,327,000
Working capital	$29,851,000

Amalphis’ investments at December 31, 2008 are “level one” investments which consist of investments with quoted prices in active markets. As such, Amalphis believes that its liquidity is sufficient to support its operations, in the absence of unforeseen events, for the upcoming twelve months. Amalphis does not currently have any material commitments for capital expenditures, and does not anticipate the need for any such material expenditures in the upcoming twelve months.

Critical Accounting Policies

Amalphis has identified the following as its critical accounting policies:

Premium Revenues and Risk Transfer

Amalphis’ property and casualty insurance and its reinsurance premiums are recorded as premiums written at the inception of each contract, based upon contract terms and information received from ceding companies and their brokers. For excess of loss reinsurance contracts, premiums are typically stated as a percentage of the subject premiums written by the client, subject to a minimum and deposit premium. The minimum and deposit premium is typically based on an estimate of subject premium expected to be written by the client during the contract term. The minimum and deposit premium is reported initially as premiums written and adjusted, if necessary, in subsequent periods once the actual subject premium is known.

For each quota-share or proportional property and casualty reinsurance contract that is underwritten, Amalphis’ client estimates gross premiums written at inception of the contract. Amalphis generally accounts for such premiums using the client’s initial estimates, and then adjusts the estimates as advised by its client. Amalphis believes that the client’s estimate of the volume of business it expects to cede to it represents the best estimate of gross premiums written at the beginning of the contract. Because Amalphis’ agreement with the client provides it with an established percentage of the premium it receives from policies it sells, Amalphis believes the client is better able to predict that volume. The underlying or primary insurer obtains underwriting information either directly from the insured or agent. The underwriting information forms the basis of the estimated annual premium which will be charged to the insured by the primary insurer. Both the basis for the premium, as well as the premium itself, is known to the ceding client. These elements, in turn, provide Amalphis with the information needed to charge premium under its policies. Changes in the ceding company’s assumptions may change over the term of the policy as actual premiums become known thereby improving the accuracy of the estimated gross premium. Changes in the assumptions based on underwriting deficiencies, from a premium perspective, are corrected through audit rights and procedures in both the underlying policy between the client and their insured, as well as the provisions for the same between Amalphis and the ceding company. Generally, operating and financial results, and liquidity are unaffected by adjustments to the assumptions to actual premiums as the estimated loss reserves are typically tied to the premium volume. Audit rights help protect Amalphis from taking risk for which it does not receive premiums. Premiums are earned on a pro rata basis over the coverage period. Unearned premiums consist of the unexpired portion of reinsurance provided.

Amalphis accounts for reinsurance contracts in accordance with SFAS No. 60, “Accounting and Reporting by Insurance Enterprises” and SFAS No. 113, “Accounting and Reporting for Reinsurance of Short- Duration and Long-Duration Contracts.” Assessing whether or not a reinsurance contract meets the conditions for risk transfer requires judgment. The determination of risk transfer is critical to reporting premiums written and is based, in part, on the use of actuarial and pricing models and assumptions. If Amalphis determines that a reinsurance contract does not transfer sufficient risk, it accounts for the contract as a deposit liability.

Investments

Amalphis classifies all investments as trading securities and records their values based on the last reported price on the balance sheet date as reported by a recognized exchange. If no sale of such security was reported on that date, the market value will be the last reported bid price (in the case of securities held long), or last reported ask price (in the case of securities sold short). Securities for which recognized exchange quotations are not readily available are valued at management’s best estimate of fair value based on prices received from administrators, dealers or market makers. Any realized and unrealized gains or losses are determined on the basis of the specific identification method (by reference to cost or amortized cost, as appropriate) and included in investment income in the statement of income.

Loss and Loss Adjustment Expense Reserves

Amalphis establishes reserves for contracts based on estimates of the ultimate cost of all losses including losses incurred but not reported, or IBNR. These estimated ultimate reserves are based on reports received from ceding companies, historical experience and actuarial estimates. These estimates are periodically reviewed and adjusted when necessary. Since reserves are estimates, the setting of appropriate reserves is an inherently uncertain process. The estimates are based upon actuarial and statistical projections and on Amalphis’ assessment of currently available data, predictions of future developments and estimates of future trends and other factors. The final settlement of losses may vary, perhaps materially, from the reserves initially established and any adjustments to the estimates are recorded in the period in which they are determined. Under U.S. GAAP, Amalphis is not permitted to establish loss reserves, which include case reserves and IBNR, until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date are established, with no allowance for the establishment of loss reserves to account for expected future losses.

For natural catastrophe exposed business Amalphis establishes loss reserves based on loss payments and case reserves reported by its clients, when and if received. Amalphis then adds to these case reserves its estimates for IBNR. To establish its IBNR loss estimates, in addition to the loss information and estimates communicated by ceding companies, it uses industry information, knowledge of the business written by it and management’s judgment.

Reserves for losses and loss adjustment expenses were comprised of the following.

In each of the contracts written to date, Amalphis’ risk exposure is limited by the fact that the contracts have defined limits of liability. Once the loss limit for a contract has been reached, it has no further exposure to additional losses from that contract.

For all non-natural catastrophe business, Amalphis initially reserves every individual contract to the expected loss and loss expense ratio in the pricing analysis. In its pricing analyses, Amalphis typically utilize a significant amount of information both from the individual client and from industry data. Where practical, it compares reserving data that it receive from the client, if any, to publicly-available financial statements of the client in an effort to identify, confirm and monitor the accuracy and completeness of the received data. If Amalphis does not receive reserving data from a client, it relies on industry data, as well as the judgment and experience of its underwriter and actuaries. Amalphis completes its analyses for all contracts for all lines of business. The information may include many years of history. Depending on the type of business written, it is entitled to receive client and industry information on historical paid losses, incurred losses, number of open claims, number of closed claims, number of total claims, listings of individual large losses, earned premiums, policy count, policy limits underwritten, exposure information and rate change information. Amalphis also may receive information by class or subclass of business. As it is a new company, it currently relies more on client and industry data than its own to identify unusual trends in the data requiring changes in reserve estimates. Where available, it receives relevant actuarial reports from the client. Amalphis supplements this information with subjective information on each client, which may include management biographies, competitor information, meetings with the client, and supplementary industry research and data. Generally, it obtains regular updates of premium and loss related information for the current period and historical periods, which it utilizes to update its initial expected loss and loss expense ratio. There may be a time lag from when claims are reported to the client and when the client reports the claims to Amalphis. This time lag may impact Amalphis’ loss reserve estimates from period to period. Once it receives this updated information Amalphis uses a variety of standard actuarial methods in its analysis each quarter. Such methods may include:

•	Paid Loss Development Method. Amalphis estimates ultimate losses by calculating past paid loss development factors and applying them to exposure periods with further expected paid loss development. The paid loss development method assumes that losses are paid in a consistent pattern. It provides an objective test of reported loss projections because paid losses contain no reserve estimates. For many coverages, claim payments are made very slowly and it may take years for claims to be fully reported and settled.
•	Reported Loss Development Method. Amalphis estimates ultimate losses by calculating past reported loss development factors and applying them to exposure periods with further expected reported loss development. Since reported losses include payments and case reserves, changes in both of these amounts are incorporated in this method. This approach provides a larger volume of data to estimate ultimate losses than paid loss methods. Thus, reported loss patterns may be less varied than paid loss patterns, especially for coverage that have historically been paid out over a long period of time but for which claims are reported relatively early and case loss reserve estimates established.
•	Expected Loss Ratio Method. Amalphis estimates ultimate losses under the expected loss ratio method, by multiplying earned premiums by an expected loss ratio. It selects the expected loss ratio using industry data, historical company data and our professional judgment. It uses this method for lines of business and contracts where there are no historical losses or where past loss experience is not credible.
•	Bornheutter-Ferguson Paid Loss Method. Amalphis estimates ultimate losses by modifying expected loss ratios to the extent paid losses experienced to date differ from what would have been expected to have been paid based upon the selected paid loss development pattern. This method avoids some of the distortions that could result from a large development factor being applied to a small base of paid losses to calculate ultimate losses. It uses this method for lines of business and contracts where there are limited historical paid losses.
•	Bornheutter-Ferguson Reported Loss Method. Amalphis estimates ultimate losses by modifying expected loss ratios to the extent reported losses experienced to date differ from what would have been expected to have been reported based upon the selected reported loss development pattern. This method avoids some of the distortions that could result from a large development factor being applied to a small base of reported losses to calculate ultimate losses. It uses this method for lines of business and contracts where there are limited historical reported losses.

For each contract, Amalphis utilizes each reserving methodology that its actuaries deem appropriate in order to calculate a best estimate, or point estimate, of reserves. In setting its reserves, Amalphis does not use a range of estimates that may be subject to adjustment. Accordingly, at the end of each period, it will establish reserves at a point estimate based upon all information then available. As of June 30, 2009, Amalphis had not adjusted any of its reserves since commencing underwriting operations in November 2007. Whether it uses one methodology, a combination of methodologies or all methodologies depends upon the contract and the judgment of the actuaries responsible for the contract.

Amalphis’ aggregate reserves are the sum of the point estimate of all contracts. Because its reserves are the sum of its point estimates, it does not adjust its reserves from the amounts our actuaries determine. Amalphis performs a quarterly loss reserve analysis on each contract. This analysis may incorporate some or all of the information described above, using some or all of the methodologies described above. Each contract is analyzed every quarter regardless of line of business. Amalphis generally calculates IBNR reserves for each contract by estimating the ultimate incurred losses at any point in time and subtracting cumulative paid claims and case reserves, which incorporate specific exposures, loss payment and reporting patterns and other relevant factors. Amalphis also intends to have its loss reserves reviewed, on an annual basis, by an independent outside actuary who will test and review the work done by its actuaries to ensure that reserves it reports are being established consistently and appropriately.

Acquisition Costs

Acquisition costs include brokerage fees, ceding commissions, premium taxes and other direct expenses that relate directly to and vary with the writing of reinsurance contracts. Acquisition costs relating to premiums that are fully earned are expensed. Acquisition costs relating to premiums that have been received but not fully earned are deferred and amortized over the same period as the premiums are earned. Acquisition costs also include profit commissions.

Off-Balance Sheet Arrangements

Amalphis has no obligations, assets or liabilities, other than those derivatives in its investment portfolio and disclosed in arrangements. Amalphis does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Contractual Obligations

Amalphis has no expected future cash outflows associated with contractual obligations in effect at September 30, 2009.

Quantitative and Qualitative Disclosures About Market Risk

Amalphis believes that it is principally exposed to five types of market risks:

•	equity price risk;
•	foreign currency risk;
•	interest rate risk;
•	credit risk; and
•	effects of inflation.

Equity Price Risk.  As of September 30, 2009, approximately 98.3% of the Amalphis investment portfolio consisted primarily of long and short equity securities, the carrying values of which are primarily based on quoted market prices. Generally, market prices of common equity securities are subject to fluctuation, which could cause the amount to be realized upon the closing of the position to differ significantly from the current reported value. As of September 30, 2009, a 10% decline in the price of each of these equity securities would result in a $3.97 million, or 9.8%, decline in the fair value of the total investment portfolio.

Foreign Currency Risk.  Certain of the reinsurance contracts may provide that ultimate losses may be payable in foreign currencies depending on the country of original loss. Foreign currency exchange rate risk exists to the extent that there is an increase in the exchange rate of the foreign currency in which losses are ultimately owed. As of September 30, 2009, there are no known or estimated losses payable in foreign currencies. While Amalphis does not seek to specifically match its liabilities under reinsurance policies that are payable in foreign currencies with investments denominated in such currencies, it continually monitors its exposure to potential foreign currency losses and will consider the use of forward foreign currency exchange contracts in an effort to hedge against adverse foreign currency movements.

Through investments in securities denominated in foreign currencies, Amalphis may be exposed to foreign (non-U.S.) currency risk. Foreign currency exchange rate risk is the potential for loss in the U.S. dollar value of investments due to a decline in the exchange rate of the foreign currency in which the investments are denominated. As of September 30, 2009, Amalphis had no exposure to foreign denominated securities.

Interest Rate Risk.  Amalphis’ investment portfolio has historically held a very small portion of fixed-income securities, which it classifies as trading securities but may in the future include significant exposure to corporate debt securities, including debt securities of distressed companies. The primary market risk exposure for any fixed-income security is interest rate risk. As interest rates rise, the market value of the fixed-income portfolio falls, and the converse is also true.

Credit Risk.  Amalphis is exposed to credit risk primarily from the possibility that counterparties may default on their obligations to it. The amount of the maximum exposure to credit risk is indicated by the carrying value of its financial assets. In addition, Amalphis holds the securities of its investment portfolio with several prime brokers and have credit risk from the possibility that one or more of them may default in their obligations to Amalphis. Other than its investment in derivative contracts and corporate debt, if any, and the fact that its investments are held by prime brokers on its behalf, Amalphis has no significant concentrations of credit risk.

Effects of inflation.  Amalphis does not believe that inflation has had or will have a material effect on its combined results of operations, except insofar as inflation may affect interest rates.

Internal Risk Management

The Amalphis board of directors reviews the Amalphis investment portfolio together with its reinsurance operations on a periodic basis. Amalphis periodically produces risk reports for review by its board of directors, analyzing both its assets and liabilities. The reports focus on numerous components of risk in its portfolio, including concentration risk and liquidity risk.

Information Technology

Amalphis’ information technology infrastructure is currently housed in its corporate offices in Barbados. Amalphis has implemented backup procedures to ensure that data is backed up on a daily basis and can be quickly restored as needed. Backup information is stored off-site in order to minimize the risk of a loss of data in the event of a disaster.

Amalphis has a disaster recovery plan with respect to its information technology infrastructure that includes arrangements with an insurance administrator in Bermuda. The administrator can access the Amalphis systems from this offshore facility in the event that the primary systems are unavailable due to a disaster or otherwise.

BUSINESS OF NORTHSTAR

Overview

Northstar Group Holdings, Ltd. is a holding company, incorporated under the laws of Bermuda. It is the parent company of Northstar Reinsurance, Ltd., a Bermuda company and a Long-Term and Class 3 licensed reinsurer (“Northstar Bermuda”), and Northstar Reinsurance Ireland Ltd., an Ireland company and a licensed life and annuity reinsurer (“Northstar Ireland” and, together with Northstar Bermuda, the “Northstar Subsidiaries”). For purposes of this discussion as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Northstar” below, the term “Northstar” will encompass the business of Northstar Group Holdings, Ltd. and the Northstar Subsidiaries.

Northstar reinsures standard life, long-term disability policies and deferred and payout annuities. It will also acquires various fixed-income and other investments (including from the Stillwater Funds), thereby creating long term cash flows and a stable capital base.

Currently, there is no business conducted by Northstar Bermuda, though it has a contract to manage a third party owned Bermuda reinsurer on behalf of its U.K. based owner, Opel, a subsidiary of the Pearl Group (which recently merged with Liberty International Acquisition, a special purpose acquisition corporation). Northstar accepts no reinsurance risk pursuant to this contract and is paid an annual service fee of $1.2 million. Northstar Bermuda is expected to commence reinsurance operations shortly after the Closing. Northstar Ireland is actively involved in the reinsurance business and is a party to two reinsurance treaties.

Northstar Ireland employs the services of Allied Risk Management (Ireland) plus two independent Irish directors to manage its day-to-day operations in Dublin. Northstar Bermuda is managed by a group of professionals including three actuaries and one FCA with experience in the life and annuity business for major US based international insurance and reinsurance companies. Northstar also has a strong financial partner in Commerzbank AG Bank, who participates as an investor, supplier and advisor. Commerzbank AG Bank is the largest bank in Germany.

Northstar has approximately $800 million in assets and $120 million in capital, with approximately 110,000 in-force policies, as further described below. ASSAC intends to replace such capital with at least $120 million of the assets of the Stillwater Funds that it will acquire and to return the same to Northstar’s current investors by June 30, 2010.

Reinsurance Treaties

Northstar’s current insurance activities are represented by two reinsurance treaties in force. The first treaty reinsures equity-indexed annuities (EIA) on a co-insurance, funds withheld basis. Northstar’s treaty was effective April 1, 2005, and Northstar continued to accept new business under this agreement until the end of February 2008. The transaction is a retrocession agreement between a large U.S. reinsurance company that reinsures on a funds withheld basis from a direct writing company. During the term of the agreement, this reinsurer reinsured 60% of the direct writing company’s new business of certain EIA annuities, and retroceded 27.5% of this 60% to Northstar. A third party asset manager manages the fixed income assets that back the statutory liability, and Milliman USA assists with dynamic hedging of the indexed nature of the product. As of June 30, 2009, Northstar’s share of the block consists of:

•	over 57,500 policies;
•	deposits to date of $550 million; and
•	fund value in force of $572 million.

The second treaty reinsures in force, fixed premium, fixed cash value, whole life insurance policies. All policies pay premiums to age 100. The treaty was effective September 30, 2005. At inception, the insurance company reinsured (known as the “cedant”) transferred approximately $38 million of cash to Northstar, and Northstar receives its share of ongoing premium payments that are made by the policyholders. The cedant’s reserve credits are covered by a combination of assets in trust and letters of credit. Northstar reinsures on a coinsurance basis various pieces of in force life insurance policies that were issued from 1996 through 2004. Prior to the transaction with Northstar, the cedant had reinsured various portions of its business with three other reinsurance companies. As of June 30 2009, Northstar’s share of the block consists of:

•	59,500 policies;
•	$262 million of face amount in-force; and
•	$12.0 million of annualized premium in-force.

The projected 2010 operating costs of the two treaties (exclusive of letter of credit fees) are expected to be $1.7 million, offset by the service fee of $1.2 million, for a net cost of $500,000. The 2010 earnings from the two treaties are expected to be $2.0 million per annum. The regulatory capital needed to support the two treaties is $34 million (125% of factor-driven requirement).

Strategy

Northstar intends to specialize in managing a specific set of insurance and capital market risks. Northstar plans to direct all its resources towards a limited number of activities and create the focus needed to develop and maintain industry leading knowledge, best in class risk management and investment practices. Northstar believes that an attractive business opportunity exists for a new reinsurer to provide reinsurance to life insurance companies and acquire investments at attractive prices thereby achieving a substantial return on equity.

Northstar’s business plan is targeted to the provisioning of reinsurance in specialty sectors of the insurance industry; including life, long term disability, deferred annuities and payout annuities. As part of its growth plan, Northstar intends to continue to strategically deploy its capital along the following lines:

•	reinsurance transactions, with focus on on-shore and off-shore cedants;
•	acquisitions of insurance entities (on-shore and off-shore);
•	preferred-share investments in certain carriers in return for certain considerations (equity warrants, asset management mandates, etc.); and
•	pension liabilities (e.g. U.K. annuities in the course of payment, other pensions that are not yet converted to a life annuity contract issued by an insurer etc).

Annuity and Life Reinsurance

Reinsurance is an arrangement under which an insurance company known as the reinsurer agrees in a contract called a treaty to assume specified risks of another insurance company known as the ceding company. The reinsurer may assume all or a portion of the insurance underwritten by the ceding company. In exchange for assuming the risks of the ceding company, the reinsurer receives some or all of the premium and, investment income derived from the assets supporting the reserves of the reinsured policies. Reinsurance permits primary insurers to diversify their risks over larger pools of risks, and to write insurance policies in amounts larger than they are willing or able to retain. Also, reinsurers have the ability to structure treaties that allow the ceding companies to achieve other business and financial objectives such as:

•	decreasing the volatility of their earnings;
•	improving their capital position by reducing the financial strain associated with new business production or by increasing their risk-based capital ratio;
•	entering new lines of business and offering new products; and
•	exiting discontinued lines of business.

In addition, reinsurers may also purchase reinsurance, or “retrocession” coverage, to limit their own risk exposure.

Northstar will not focus on reinsuring property or casualty risk, any policies with market based or economy based exposures such as Guaranteed Minimum Death Benefit (“GMDB”) or Guaranteed Minimum Income Benefit (“GMIB”), any financial reinsurance of default risk, or any special mortality risk.

Northstar focuses on several categories of life reinsurance products including:

•	Reinsuring the mortality risk on life and annuity insurance policies written by primary insurers. This business is often referred to as traditional life reinsurance. Northstar will not have such business upon commencement, but may seek appropriate opportunities for such business in the future.
•	Reinsurance solutions that improve the financial position of our clients by increasing their effective capital base and reducing leverage ratios through the assumption of reserves.
•	Providing clients with exit strategies for discontinued lines, closed blocks in run-off, or lines not providing a good fit for a company’s growth strategies. With Northstar’s ability to manage these contracts, their clients will be able to concentrate their efforts and resources on core strategies.

Financial Services Industry Dislocation

The financial markets have experienced nearly unprecedented volatility and de-leveraging over the past two years beginning with the sub-prime mortgage crisis but spreading through out the financial markets, to include other fixed income markets, equities, bank debt, and private placements. The decline in global asset valuations as of the end of the 2008 is estimated at more than $20 trillion.

The reduction in liquidity and deleveraging has also been of enormous scale estimated to consist of a several trillion dollar reduction in debt outstanding. Sources of long term financing and capital are extremely limited.

Insurance Industry in Transition

The financial services market dislocation has caused insurers and reinsurers to face several challenges requiring them to change their strategic focus creating opportunities for newly formed reinsurers. These challenges have included:

•	The continuing deterioration in the U.S. residential housing market in general and the market for sub-prime and Alt-A residential mortgage-backed securities specifically. These conditions have had, and will likely continue to have, a material adverse effect on insurers and reinsurers, specifically on the value of their investment portfolios, and capital and liquidity positions.
•	The negative outlooks placed on the financial strength ratings, actions taken by ratings agencies on insurers and reinsurers and the seeming lack of relevance of such ratings having material negative impacts on their abilities to grow their reinsurance businesses and maintain core competitive capabilities.

Several insurers and reinsurers have begun addressing the new industry realities implementing plans involving:

•	disposition of assets or lines of business to raise needed capital; and
•	exploring strategic alliances or other means of maximizing value including mortality assessment and existing treaty administration.

Northstar as a relatively new and well capitalized entrant to the reinsurance market should benefit from the change in strategic focus of its insurance company clients and its competitors.

Competition

Competition in the annuity and life reinsurance industry is intense. Reinsurers compete on the basis of many factors, including financial strength, pricing and other terms and conditions of reinsurance agreements, reputation, service, and experience in the types of business underwritten. Annuities represent the largest segment of life reinsurance premiums. For annuity issuers, there are a limited number of players providing reinsurance. Northstar believes that the dynamics of the reinsurance market has created opportunities for smaller reinsurers who are actively pursuing smaller annuity carriers. While Northstar believes there is a demand for reinsurance from primary insurers seeking to free up capital, especially as the industry has experienced investment losses which have impaired capital, industry consolidation among reinsurers has effectively limited capacity. Reinsurers have been facing the same economic challenges as the broader financial services industry, creating opportunities for firms with capital. The U.S. annuity and life reinsurance markets are served by numerous international and domestic reinsurance companies. Northstar will focus on the smaller policy block market where competition is less intense and it can leverage its capabilities more fully. Northstar believes that its primary competitors in the North American annuity and life reinsurance market are currently the following, or their affiliates: Athene Re, Max Capital and Wilton Re. However, within the reinsurance industry, this can change from year to year.

Life Reinsurance Advantages to Insurers

Northstar believes that two converging events — capital losses caused by investments and capital losses caused by product design — will require life insurers, both in the U.S. and in Europe, to reduce their now greatly increased operating leverage. They will accomplish this through either the raising of new capital or through the purchase of reinsurance. Northstar believes that a unique opportunity exists for the life reinsurance industry to provide capacity at favorable pricing to those primary insurers operating in this sector that need to reduce their operating leverage and similarly unique opportunity presents itself on the asset side of the balance sheet for undervalued illiquid investments which can also be acquired at favorable prices. Northstar believes that a similar opportunity exists for life insurers operating in Europe. Northstar also believes that Bermuda is ideally positioned both geographically and as an established reinsurance market with a global view on the insurance and reinsurance markets.

Northstar’s Operations

Northstar is headquartered in Bermuda with its top executives, underwriting and actuarial functions located there. Northstar believes that Bermuda is an attractive location for conducting its operations due to Bermuda’s strong locally based insurance and reinsurance infrastructure. Bermuda has a flexible regulatory system with limited government involvement for those reinsurance companies that meet certain solvency and liquidity requirements. It is Northstar’s expectation that it will meet all such requirements. In addition, Bermuda currently has no corporate income or capital gains tax and Northstar has received an assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that it will not be subject to any such tax until at least March 28, 2016. Moreover, Bermuda has a satisfactory availability of cost effective third-party services providers. To the extent required or desirable, Northstar intends to utilize such service providers. Bermuda’s excellent insurance and reinsurance infrastructure, political and economic stability and easy access from major east coast U.S. cities compare favorably with alternative offshore reinsurance company domiciles. Northstar will not be an admitted U.S. insurer. The insurance laws of each state of the United States and of many other countries regulate or prohibit the sale of reinsurance within their jurisdictions by non-domestic insurers and reinsurers that are not admitted to do business within such jurisdictions. We do not intend to allow Northstar to maintain an office or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction without a license.

Target Products

Northstar’s target products include a wide range of annuity and life reinsurance products, such as yearly renewable term, coinsurance and modified coinsurance for term, universal and whole life policies. It may also offer block reinsurance structures that would enable clients to transfer previously underwritten groups of policies from their balance sheet to Northstar. This would further enable companies to better manage their capital requirements and allocations.

The strategy for each product will be contingent on the objectives of the clients. For example, a particular life insurer may be seeking to reduce the ‘statutory strain’ associated with a new type of term life insurance that it has recently introduced to its agency force and needs to reduce the impact of high demand for the product on its capital and surplus. Northstar would work with the client to create a coinsurance program that would enable them to roll out the new product without needing to worry about reducing their sales efforts.

Northstar intends to exclude by way of carve-out any exposure to any guaranty elements of variable annuity policies, such as GMDB, GMIB and minimum investment return or face value guarantees. Northstar believes that life insurance companies with such exposures will result in an increase in demand for reinsurance by third parties, such as Northstar, in order to provide capital relief to the cedants. This is an important product demand element, given the recent experiences of certain major U.S. life insurers in this space that have recently taken large losses due to these guaranty features. Northstar expects this trend to continue.

Marketing and Distribution Effort

Northstar targets life insurers who meet established criteria and standards set by Northstar, which are based upon:

•	perceived need and objective for reinsurance;
•	qualitative factors such as the ability to submit quality data;
•	overall management and corporate governance;
•	historical financial performance, including volatility of earnings and capital; and
•	distribution channels.

Once sufficient data has been gathered, representatives of Northstar generally contact the chief executive officers, chief financial officers, chief actuaries and risk officers of the target life insurers to discuss the potential for a reinsurance transaction. The following target clients will comprise Northstar’s initial focus:

•	Mid-Sized and Small Insurance Companies — Northstar can partner with mid-sized and smaller writers not only to reinsure their business, but also to aid in designing, pricing and assessing the risk of new products. These types of arrangements will be favorable to both Northstar and the mid-sized and smaller writers.
•	Insurers Exiting Specific Business Lines — Northstar can provide reinsurance solutions to companies that used to provide certain products but have since stopped providing such service and that are looking to effectively reduce or eliminate risks associated with a legacy block of business.

Product Underwriting and Pricing

It is anticipated that each reinsurance agreement will be the result of a process lasting several weeks, or months as the case may be, of analysis and negotiations between the ceding company and Northstar. In negotiating such agreements, Northstar’s goal will be to strike the proper balance between risk transfer and cost from the perspective of both the ceding company and Northstar.

Modeling of Reinsured Products

The specific insurance block (or subset thereof) to be reinsured will be modeled using a comprehensive software platform. For existing blocks, each risk is modeled on a seriatim (i.e. contract by contract) basis. Other important inputs include the specific asset allocation of the ceding company block, as well as the ceding company’s actual experience with respect to lapses, benefit utilization and mortality, among other things.

Pricing and Monitoring Actuarial Risk

To appropriately price actuarial risk, Northstar models numerous scenarios where lapse, mortality and contract holder behavior assumptions are varied. Northstar then analyzes the sensitivity of results to provide an indication of the risk being assumed. If uncertainties arise, provisions for adverse deviations may be reflected in the actuarial assumptions or additional risk capital will be allocated (impacting the required risk margin) to determine a final price. Northstar may negotiate certain maximum limits on claims or other provisions to balance its overall risk exposure and generate a reasonable price for the cedant.

Set the Final Price

Once Northstar has determined the risk neutral cost, transaction costs and has analyzed the actuarial risks, it then sets the overall price. Northstar intends to set the margin at a level that will provide it with the appropriate rate of return on its capital for the type of business and risks being reinsured (including operational, actuarial and basis risks).

Risk Management

Northstar implements and maintains an enterprise risk management (“ERM”) framework to ensure a comprehensive assessment of its current risks, control effectiveness and capital position. Risk management is a continuous process applied across the entire organization. Northstar’s ERM framework provides a comprehensive and consistent enterprise view of risk exposures and opportunities. Additionally, Northstar does not intend to view risk management simply as how to avoid losses, but also as a key part of how to best take advantage of market opportunities.

One of the most critical factors in a successful risk management process is having a culture in which risk management is both supported and valued from senior leadership. Risk management is a core element of every employee’s day-to-day job responsibilities. Northstar maintains a culture that promotes risk management together with open communication of potential risks so that they are addressed before becoming significant. Northstar’s senior leadership has extensive experience in risk management from both a direct writer and reinsurance perspective. Northstar believes that one advantage it has relative to many companies is that it will have the ability to react quickly to changes in risk exposure due its relatively small size. Northstar believes this will lead to it being able to make quicker decisions in order to either reduce risk exposure or to exploit potential opportunities.

Wealth Management

In addition to its reinsurance activities and potential insurance industry acquisitions, ASSAC intends to use Northstar’s insurance platform in the wealth management industry. Many wealthy investors who favor alternate investments (e.g. hedge funds) face high taxes on their investment income, including phantom income exposure in instances where no cash distribution occurs. Additionally, reinsurers need access to significant amounts of inexpensive permanent capital. Northstar’s wealth management structure will be designed to allow investors to direct their investment in Northstar shares to the underlying investment they would have otherwise contemplated via a “tracking stock” mechanism. The income on these underlying investments is notionally allocated by class and becomes part of the value of the investor’s shares, along with a ratable share of the operating results of the company. All of the income is returned to the investor via redemption of their shares by Northstar. No dividends are contemplated for at least five years. Thereafter dividends will be nominal, if any, and consistent with minimum industry standards. As a consequence, it is believed that the investor’s gains will be deferred and treated as capital gains for tax purposes.

ASSAC intends to offer, through Northstar, privately placed life insurance, or PPLI, as part of its wealth management activities. Using a well-designed private placement product, a client will be able to gain access to tax advantaged wealth accumulation and transfer with greater flexibility in selecting underlying investments, including alternative investments. PPLI also provide for low insurance costs and transparency of pricing with greater protection against creditor and local economic risk than standard insurance policies.

In addition, ASSAC intends to offer, through Northstar, variable life insurance and variable annuities, where premiums are placed in a separate account for the benefit of the policyholder and invested with one or more third party investment managers. Northstar will not guarantee investment returns and will reinsure substantially all the mortality risk to reinsurers, resulting in a revenue stream that is primarily fee-based. Because the product requires only modest capital and the operations are highly scalable, it is believed that this business can offer an attractive return on capital. The current competitive environment also represents an attractive growth opportunity as larger competitors are facing financial and other issues creating a substantial market opportunity.

The variable life insurance and variable annuity market consists of ultra-high net worth individuals within the U.S. and extends globally to others with a U.S. tax presence, for pre-immigration planning, and where local regulations permit the purchase of foreign insurance policies. It is expected that the typical client will have a net worth in excess of $30 million and the typical policy will have a committed premium of $2 million to $10 million and a death benefit of $10 million to $30 million. It is expected that the distribution strategy will consist intermediaries, including legal and tax advisors, sophisticated insurance advisors and private banks.

Investment Portfolio Strategy

Northstar’s primary investment objective is to protect and build its capital base in order to continue to support the risks to be underwritten. Northstar (through ASSAC) will contract with Stillwater to manage its portfolio. Northstar will invest to achieve a stable return while preserving capital. Northstar’s investment committee will approve all of the below procedures, namely the responsibilities of the chief investment officer, the role of the investment plan, monitoring procedures and exceptions protocol. Additionally, they will review at least quarterly the performance of the investment portfolio versus the investment plan.

Northstar will employ a conservative investment strategy for investable funds that will support its reserves and its capital assets. The investment plan will set forth, among other things, (i) credit limits, (ii) the targeted asset allocation (including permitted guidelines or boundaries), (iii) duration and convexity limits, (iv) corporate sector limits and (v) single issuer limits. Specifically, the plan will set limits for the following asset classes: treasury and agency bonds, cash and equivalents, investment grade corporate bonds, below investment grade corporate bonds, asset backed securities, commercial mortgage backed securities, residential mortgage pass through notes, collateralized mortgage obligation bonds, non-publically traded securities, bank loans, undervalued and distressed real estate, and hedge funds with diversified investment strategies. Stillwater will be responsible for daily monitoring of the portfolio and adherence to all guidelines for their respective management allocations of Northstar’s portfolio.

Given the longer-term nature of the anticipated liabilities, Northstar expects that the duration of its investment portfolio will also be long to match the payments of those liabilities as they come due. In addition, Northstar plans to have sufficient short-term cash and cash equivalents on hand to meet all near term operating expenses and outlays.

Retrocessional Reinsurance Strategy

The strategy for purchasing retrocessional reinsurance will principally be an opportunistic one to the market. To the extent that there exists in the retrocessional market an opportunity for Northstar to reduce its aggregate risk exposure for an attractive price, then it will seek to acquire that coverage. Northstar intends to, with every potential retrocessional transaction, ensure that the counterparty is of sufficient credit quality and that any reinsurance recoverables payable to Northstar are sufficiently collateralized. They will also ensure that any letters of credit used as collateral for such recoverables, typically posted by third party financial institutions, do not represent any additional credit risks.

Northstar plans to periodically explore the market for aggregate excess-of-loss coverages. To the extent that Northstar can prudently purchase protection for the aggregate portfolio, or on a block-by-block basis, it will seek to purchase that coverage from a financially sound reinsurer. To date, however, Northstar has not engaged in any retrocessional reinsurance transactions.

Loss Payment and Reserving Philosophy

Northstar adheres to a strict policy of conservative reserve balance establishment and maintenance. This includes multiple levels of redundancy and protective measures to ensure that Northstar has adequate cash and liquidity to make timely payments of claims to policyholders. These reserves are balance sheet liabilities representing estimates of future obligations to pay benefit claims and claims payment expenses for reinsured policies, and will be determined and confirmed actuarially. Northstar establishes and maintains its life and annuity reinsurance reserves at a level that it estimates will, when taken together with future premium payments and interest and investment income expected to be earned in respect of reserves, be sufficient to support all future cash flow benefit and third party servicing obligations as they become payable. Northstar employs both internal actuaries and third party actuaries to ensure that both the pricing of the liabilities are accurate and that the reserve estimates are set conservatively. In all cases, the reserving actuarial function and the pricing actuarial function are completely separate functions with no overlap. In addition, Northstar conducts most of the reserving activities and all of the underwriting activities in Bermuda.

Since the development of reserves will be based upon cash flow projection models, Northstar must make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Northstar and its service providers establish these estimates based upon transaction specific historical experience, information provided by ceding companies and industry experience studies. Northstar will also periodically work with its auditors as part of its strategy to ensure that the actuaries’ analyses and assumptions are reasonable. Actual results could differ materially from these estimates. Northstar monitors actual experience and, where circumstances warrant, revises its assumptions and the related life and annuity reinsurance reserve estimates.

The executive officers of Northstar have decades of experience in the financial services sector and apply this experience to the operations of Northstar. Northstar has strict operating and risk management controls that ensure the reserving methodology employed by it is up-to-date and that it appropriately reflects the underlying risks in the life insurance or annuity products that comprise the blocks of business in the portfolio.

Legal Proceedings

Northstar is not currently involved in any litigation or arbitration. Northstar anticipates that, similar to the rest of the insurance and reinsurance industry, it will be subject to litigation and arbitration in the ordinary course of business.

Properties

Northstar’s office space in Hamilton, Bermuda is located at Hurst Holme, 12 Trott Road, Hamilton, Bermuda.

Employees

As of December 31, 2009, Northstar has three employees, based in Bermuda and Ireland and two consultants. Northstar believes that its employee relations are good. Its employees are not subject to any collective bargaining agreements, and Northstar is not aware of any current efforts to implement such agreements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF NORTHSTAR

The discussion below does not reflect the Transactions and related matters proposed for approval by our shareholders, our liquidity requirements in connection with these transactions or our plans to meet those liquidity requirements, which are described elsewhere in this proxy statement.

Northstar Group Holdings, Ltd. (“Northstar”) is an insurance holding company incorporated on September 26, 2002 under the laws of Bermuda. The consolidated financial statements include the assets, liabilities, and results of operations of Northstar’s subsidiaries, Northstar Reinsurance Ltd., which is registered as a Class 3 insurer and long-term insurer under the insurance laws of Bermuda, and Northstar Reinsurance Ireland Limited, which is a life and annuity reinsurance company incorporated under the laws of Ireland. Northstar, through its subsidiaries, is primarily engaged in life and annuity reinsurance. The financial results to September 30, 2009 include the impact of the resolution to an arbitration arising out of misrepresentations by a cedant which was agreed by the parties prior to September 30, 2009 but final regulatory approval was received after that date.

Three months ended September 30, 2009 compared to three months ended September 30, 2008

Northstar Group Holdings, Ltd.
Consolidated Statement of Earnings
(expressed in United States Dollars)

	Three months ended 30-Sep-09	Three months ended 30-Sep-08
Revenues
Net premiums earned	$4,952,097	$13,933,767
Investment gains (loss) on tracking stock investments	$(835,035)	$(10,849,528)
Net investment gains on available-for-sale investments	$1,637,885	$877,144
Interest and fees on policyholder contracts	$11,993,415	$6,601,782
Other Income	$300,124	$310,055
Total revenue	$18,048,486	$10,873,220
Benefits and Expenses
Change in benefit reserves	$(42,752,054)	$5,521,436
Claims and other policy benefits	$12,369,864	$9,417,447
Letter of credit charges	$110,362	$250,154
Insurance Expenses	$31,327,598	$4,950,096
(Gains) losses on SWAP derivatives	$0	$(5,145,395)
Losses (gains) on foreign exchange	$(1,764)	$(471,651)
Operating expenses	$886,380	$1,361,264
Total benefits and expenses	$1,940,386	$15,883,351
Net income (loss)	$16,108,100	$(5,010,131)

Reductions in net premiums earned (from $13,933,767 to $4,952,097) resulted from the recapture of one treaty on March 31, 2009.

Improvement in investment results on tracking stock investments (negative $10,849,528 to negative $835,035) reflects the recovery of market value in Northstar’s equity portfolio.

Net investment gains on available-for-sale investments ($877,144 to $1,637,885) reflect general market improvement for fixed income securities during the period.

Interest and fees on policyholder contracts increased due to improved results in the options and hedging program on one treaty involving indexed annuities.

All swap activity (interest rate and currency) was associated with a treaty recaptured shortly before the end of fiscal year ending March 31, 2009.

The decrease in the change in benefit reserves primarily reflects the release of $38.1 million of reserves due to the termination in September 2009 of a life reinsurance treaty on which premium payments had stopped in early 2008. There is an offsetting entry for the payment made to the cedant in the insurance expense line.

The increase in the insurance expense line reflects primarily the settlement of one treaty where a $16 million payment was made and DAC of $5.6 million was released in the settlement.

Reduction in operating expenses ($1,361,264 to $886,380) reflects a decrease in legal expenses as outstanding legal issues with two cedants were resolved and efforts made by Northstar to reduce expenses in line with the shrinking book of business.

Six months ended September 30, 2009 compared to six months ended September 30, 2008

Northstar Group Holdings, Ltd.
Consolidated Statement of Earnings
(expressed in United States Dollars)

	Six months ended 30-Sep-09	Six months ended 30-Sep-08
Revenues
Net premiums earned	$11,027,742	$28,878,751
Investment gains (loss) on tracking stock investments	$1,579,477	$(15,912,596)
Net investment gains on available-for-sale investments	$3,228,047	$626,514
Interest and fees on policyholder contracts	$23,258,708	$15,924,031
Other Income	$600,785	$625,878
Total revenue	$39,694,759	$30,142,578
Benefits and Expenses
Change in benefit reserves	$(47,580,903)	$7,588,964
Claims and other policy benefits	$25,687,262	$22,830,311
Letter of credit charges	$220,725	$482,204
Insurance Expenses	$39,991,575	$10,811,217
(Gains) losses on SWAP derivatives	$0	$1,337,596
Losses (gains) on foreign exchange	$1,669	$(4,468,265)
Operating expenses	$2,077,040	$2,630,170
Total benefits and expenses	$20,397,368	$41,212,197
Net income (loss)	$19,297,391	$(11,069,619)

Reductions in net premiums earned (from $28,878,751 to $11,027,742) resulted from the recapture of one treaty on March 31, 2009. The impact of this recapture is more pronounced in the comparison of six months ending September, 2009 to six months ending September, 2008 than is the case in the three month comparisons above because the 2008 period had premium income from the recaptured treaty for the full six months.

Improvement in investment results on tracking stock investments (negative $15,912,596 to positive $1,579,477) reflects the recovery of market value in Northstar’s equity portfolio.

Net investment gains on available-for-sale investments ($3,228,047 from $626,514) reflect general market improvement for fixed income securities during the period.

Interest and fees on policyholder contracts increased due to improved results in the options and hedging program on one treaty involving indexed annuities

The decrease in the change in benefit reserves primarily reflects the release of $38.1 million of reserves due to the termination in September 2009 of a life reinsurance treaty on which premium payments had stopped in early 2008. There is an offsetting entry for the payment made to the cedant in the insurance expense line.

The increase in the insurance expense line reflects primarily the settlement of one treaty where a $16 million payment was made and DAC of $5.6 million was released in the settlement.

All swap activity (interest rate and currency) was associated with a treaty recaptured shortly before the end of fiscal year ending March 31, 2009.

Reduction in operating expenses ($1,361,264 to $886,380) reflects a decrease in legal expenses as outstanding legal issues with two cedants were resolved and efforts made by Northstar to reduce expenses in line with the shrinking book of business.

Year ended March 31, 2009 compared with year ended March 31, 2008

Northstar Group Holdings, Ltd.
Consolidated Statement of Earnings
(expressed in United States Dollars)

	Year ended 31-Mar-09	Year ended 31-Mar-08
Revenues
Net premiums earned	$59,571,749	$262,903,202
Investment loss on tracking stock investments	$(31,249,156)	$(27,044,639)
Net investment (loss) gain on available-for-sale investments	$(8,849,512)	$(362,410)
Gain on SWAP derivatives	$1,767,458	$9,757,834
Interest and fees on policyholder contracts	$20,869,814	$20,184,230
Other Income	$1,231,915	$1,638,698
Total revenue	$43,342,268	$267,076,915
Benefits and Expenses
Change in benefit reserves	$(141,569,753)	$241,630,812
Claims and other policy benefits	$49,706,988	$41,334,268
Letter of credit charges	$1,153,960	$962,231
Insurance Expenses	$158,277,913	$8,602,457
Losses on foreign exchange	$14,394,715	$8,151,305
Operating expenses	$6,337,663.00	$4,820,849
Total benefits and expenses	$88,301,486	$305,501,922
Net loss	$(44,959,218)	$(38,425,007)

Reductions in net premiums earned (from $262,903,202 to $59,571,749) resulted from the cessation of new business under two treaties at January 1, 2008 and February 28, 2008. A full year of the impact of these cessations is reflected in this reduction.

Investment losses on tracking stock investments were slightly worse ($31,249,156 versus $27,044,639) in the fiscal year ending March 31, 2009 than in the fiscal year ending March 31, 2008. Both years’ experience directly reflect the general decline in the value of financial assets over these periods.

Net investment losses on available-for-sale investments (negative $8,849,512 from $362,410) reflect the general market decline in fixed income securities during the period.

The change in benefit reserves reflects the termination in early 2009 of a major Japanese Yen-denominated treaty in March of 2009 resulting in the release of $154.8 million of reserves being released.

The increase in insurance expenses is due to the recapture of one large treaty at the end of March 2009.

Gains and losses on SWAP derivatives and gains (losses) on foreign exchange, taken together, all resulted from the use of currency and interest rate swaps on a Japanese Yen-denominated treaty since recaptured. Fluctuations in the value of hedges purchased against these risks are normal and give rise to some degree of volatility. Over the two year period ending March 31, 2009, Northstar sustained a net loss on the hedging activity of approximately $11 million, almost all of which was incurred when the entire portfolio of US fixed income securities ($150 million) was liquidated and converted to Yen in early 2009 in order to meet the terms of the treaty recapture.

The increase in operating expenses ($6,337,663 from $4,820,849) resulted mostly from increased legal expenses associated with two arbitrations which have since been resolved.

Year ended March 31, 2008 compared with year ended March 31, 2007

Northstar Group Holdings, Ltd.
Consolidated Statement of Earnings
(expressed in United States Dollars)

	Year ended 31-Mar-08	Year ended 31-Mar-07
Revenues
Net premiums earned	$262,903,202	$272,928,325
Change in unrealized (loss) gains on tracking stock investments	$(27,044,639)	$20,664,215
Net investment gain on available-for-sale investments	$(362,410)	$4,072
Gain (loss) on SWAP derivatives	$9,757,834	$(666,225)
Interest and fees on policyholder contracts	$20,184,230	$19,762,442
Other Income	$1,638,698	$630,050
Total revenue	$267,076,915	$313,322,879
Change in benefit reserves	$241,630,812	$256,112,834
Claims and other policy benefits	$41,334,268	$28,855,949
Letter of credit charges	$962,231	$533,682
Insurance Expenses	$8,602,457	$6,492,348
Loss (gain) on foreign exchange	$8,151,305	$(59,560)
Operating expenses	$4,820,849	$4,861,587
Total benefits and expenses	$305,501,922	$296,796,840
Net income (loss)	$(38,425,007)	$16,526,039

Reductions in net premiums earned (from $272,928,325 to $262,903,202) resulted from the cessation of new business under one treaty on February 28, 2008.

Investment results on tracking stock investments were much worse (negative $27,044,639 versus positive $20,664,215) in the fiscal year ending March 31, 2008 than in the fiscal year ending March 31, 2007. The results reflect the general decline in the value of financial assets that began in late 2007.

Reductions in changes in benefit reserves (from $256,112,834 to $241,630,812) resulted from the cessation of new business under one treaty just after the beginning of fiscal year ending March 31, 2008 and directly parallel changes in net premiums.

Claims and Insurance expenses increased due to additional new business from existing treaties.

Liquidity and Capital Resources

Liquidity is the ability to generate sufficient cash flows to meet the cash requirements of operating, investing, and financing activities.

Northstar’s principal available sources of liquidity are investment income, proceeds from the sale of investments, proceeds from borrowing facilities, and capital contributions. Primary uses of these funds are payments of operating expenses, investment purchases, and reinsurance contract settlements.

Northstar’s liquidity position is managed by maintaining adequate levels of liquid assets, such as cash and cash equivalents. Its policy on asset/liability management is reflected in its investment policy and in the treaty terms and ongoing management of reinsurance treaties written on a funds withheld basis.

Critical Accounting Policies

There have been no material changes to Northstar’s critical accounting policies since those reported in the audited financial statements for the year ended March 31, 2009.

Recently Adopted Accounting Pronouncements

There have been no recently adopted accounting pronouncements since those reported in the audited financial statements for the year ended March 31, 2009.

Recently Adopted Accounting Pronouncements

IFRS 8 — Operating Segments

•	IFRS 8 replaces IAS 14 and adopts a full management approach to identifying, measuring and disclosing the results of its operational segments.

IAS 1R — Presentation of Financial Statements

IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. The key changes are:

•	The statement of changes in equity includes only transactions with owners and all non-owner changes are presented in equity as a single line, with details included in a separate statement. Owners are defined as “holders of the instruments classified as equity”.
•	The introduction of a new statement of comprehensive income that combines all items of income and expenses recognised in profit or loss together with ‘other comprehensive income’ (OCI). OCI would include gains and losses on available for sale assets, actuarial gains and losses on defined benefit pension plans, changes in asset revaluations etc. Entities may choose to present all items in one statement or to present two linked statements, a separate income statement and a statement of comprehensive income.
•	Amounts reclassified to profit or loss that were previously recognised in other comprehensive income must be disclosed separately, either in OCI itself or in the notes.
•	Entities must disclose the income tax relating to each component of other comprehensive income. This can be presented in the statement of comprehensive income itself or in the notes.
•	Dividends to equity holders can now be shown only in the statement of changes in equity or in the notes.
•	Introduction of new terminology, replacing ‘balance sheet’ with ‘statement of financial position’ and ‘cash flow statement’ with ‘statement of cash flows’, although the titles are not obligatory.

IFRS 7 — Financial Instruments: Disclosures (Amendment)

This requires fair value measurements to be disclosed by the source of inputs, using a three level hierarchy. Other considerations include:

•	The information is to be given by ‘class’ of financial instrument, which is a level lower than categories such as held for trading or available for sale.
•	The level within which the fair value measurement is categorised must be based on the lowest level of input to the instrument’s valuation that is significant to the fair value measurement in its entirety.

Other relevant new or amended standards and interpretations applicable to December 2009 year ends.

This incorporates certain improvements to IFRS.

•	IFRS 2 Share-based Payments — Vesting Conditions and Cancellations (Amendment).

•	The IASB has published for comment an exposure draft proposing improvements to financial instrument accounting. The proposals form part of the IASB’s comprehensive review of financial instrument accounting and the replacement of IAS 39 Financial Instruments: Recognition. The proposals intend to reduce complexity and make it easier for investors to understand financial statements, address how financial instruments are classified and measured. The IASB plans to finalize the classification and measurement proposals in time for non-mandatory application in 2009 year-end financial statements.

Off-Balance Sheet Arrangements

Northstar has caused, in the normal and ordinary course of business, letters of credit totaling $45 million, to be issued to its cedants as beneficiaries. These letters of credit are for amounts in excess of the GAAP reserves held by Northstar pursuant to these treaties and are necessary for the U.S. based cedants to receive full regulatory relief for the reinsurance that is in place.

Contractual Obligations

The following table sets forth a summary of Northstar’s contractual obligations as at September 30, 2009:

	Less Than 1 Year	1 – 3 Years	Total
Lease commitments annual cost (can be terminated on 30 days notice)	$67,000	—	$67,000
Letter of credit fees due December 31, 09	$110,362	—	$110,362
Investment Management Fees due December 31, 2009	$250,000	—	$250,000

Quantitative and Qualitative Disclosures About Market Risk

Market Risk.  Market risk is the risk of adverse financial impact due to changes in fair value of financial instruments from fluctuations in foreign currency exchange rates, interest rates, property prices and equity prices. Northstar has limited exposure to currency exchange risk and does not hold any property. Interest rate risk is controlled as part of asset/liability management.

Interest Rate Risk.  Interest rate risk arises from Northstar’s investments in fixed income securities and from the embedded derivatives within insurance contracts. Northstar manages this risk by adopting close asset/liability matching criteria to minimize the impact of mismatches between the value of assets and liabilities from interest rate movements.

Foreign Currency Exchange Risk.  Northstar’s operational currency is United States Dollars. Investment guidelines restrict non-US Dollar investments. Euro denominated non-insurance liabilities arise but do not give rise to material foreign currency exchange risk.

Credit Risk.  Credit risk is the risk of loss in the value of financial assets due to counterparties failing to meet all or part of their obligations. Northstar is exposed to credit risk through its directly held investment portfolio and through funds withheld by cedants. Northstar operates a clearly defined policy to manage its credit risk exposure. The carrying amount of financial assets represents the maximum credit risk exposure.

Reinsurance Credit Exposure.  Northstar operates a policy to manage its retrocession counterparty exposures. It currently does not retrocede any business.

Operational Risk.  Operational risk arises as a result of inadequate or failed internal processes, people or systems; or from external events. This definition is intended to include all risk exposures to which Northstar is exposed, other than the financial risks described above, and other strategic risks that are considered elsewhere. Operational risks include, for example, outsourcing arrangements to external providers, information technology, information security, project, legal, fraud and compliance risks.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before you decide whether to vote or direct your vote to be cast to approve the transactions contemplated by the Acquisition Proposal and other proposals being presented at the Meeting. As our operations will consist entirely of the Northstar Companies and the Allied Provident Organization (the “Insurance Companies”) upon the Closing, the risk factors relating to the business and operations of the Insurance Companies will also apply to us from and after the Closing.

Risks Applicable to the Insurance Companies

If the Insurance Companies fail to obtain sufficient reinsurance business, their ability to transact reinsurance operations would be significantly and adversely affected.

The Insurance Companies believe that demand for reinsurance of life insurance products is now increasing due to favorable market conditions, among other factors. However, they cannot predict how long these conditions will persist and inability to obtain sufficient reinsurance of blocks of insurance could adversely affect earnings results.

The Insurance Companies’ results of operations will fluctuate from period to period and may not be indicative of its long-term prospects.

The performance of the Insurance Companies’ insurance and reinsurance operations and their investment portfolio will fluctuate from period to period. Fluctuations will result from a variety of factors, including:

•	insurance and reinsurance contract pricing;
•	their assessment of the quality of available insurance and reinsurance opportunities;
•	the volume and mix of insurance and reinsurance products they underwrites;
•	loss experience on their insurance and reinsurance liabilities;
•	their ability to assess and integrate their risk management strategy properly; and
•	the performance of their investment portfolio.

In addition, the Insurance Companies’ focus on long-term frequency and severity reinsurance contracts will result in fluctuations in total premiums written from period to period as opposed to traditional short-term contracts. Accordingly, its short-term results of operations may not be indicative of its long-term prospects.

Established competitors with greater resources may make it difficult for the Insurance Companies to effectively market their products or offer their products at a profit.

The insurance industry is highly competitive. The Insurance Companies compete with major insurers and reinsurers, many of which have substantially greater financial, marketing and management resources than they do. Competition in the types of business that they underwrites is based on many factors, including:

•	premium charges;
•	the general reputation and perceived financial strength of the reinsurer;
•	relationships with reinsurance brokers;
•	terms and conditions of products offered;
•	ratings assigned by independent rating agencies;
•	speed of claims payment and reputation; and
•	the experience and reputation of the members of their underwriting team in the particular lines of reinsurance they seeks to underwrite.

The competitors of the Insurance Companies include ACE Limited, General Re Corporation, Hannover Re Group, Munich Reinsurance Company, PartnerRe Ltd., Swiss Reinsurance Company, Transatlantic Reinsurance Company and XL Capital Ltd., which are the dominant companies in the industry. Although they seeks to provide coverage where capacity and alternatives are limited, the Insurance Companies directly compete with these larger companies due to the breadth of their coverage across the property and casualty market in substantially all lines of business. The Insurance Companies also compete with smaller companies and other niche reinsurers from time to time. There can be no assurance that the Insurance Companies will be able to compete successfully in the reinsurance market. Their failure to compete effectively would significantly and negatively affect their financial condition and results of operations.

Claims may exceed the reserves of the Insurance Companies, which could adversely affect their business.

The success of the Insurance Companies will be dependent upon their ability to assess, model and price accurately the risks associated with the business that they reinsure. If the Insurance Companies fail to assess the risks they assume accurately or if events or circumstances cause their estimates to be incorrect, the Insurance Companies may not establish appropriate premium rates and their reserves may be inadequate to cover claims, which could harm their business or reduce their net income. There can be no assurance that the Insurance Companies will be able to properly assess such risks.

Estimating claim reserves involves actuarial and capital markets projections at a given point in time of what the insurer ultimately expects to pay out based on facts and circumstances then known, predictions of future events, estimates of future trends in market fluctuations, policy utilization of benefits, mortality, policyholder terminations and other variable factors such as inflation. The Insurance Companies are required to rely on information received from the ceding insurer for many of these assumptions. If such information turns out to be inaccurate, their business could be adversely affected.

Interest rate fluctuations could negatively affect the income derived from the difference between the interest rates the Insurance Companies may earn on their investments and the interest they may pay under their reinsurance contracts.

Significant changes in interest rates expose reinsurance companies, such as the Insurance Companies, to the risk of not earning income on investments, or experiencing losses based on the difference between the interest rates earned on investments and the credited interest rates paid out under outstanding reinsurance contracts. Both rising and declining interest rates could negatively affect the income the Insurance Companies may derive from these interest rate spreads. During periods of falling interest rates, investment earnings will be lower because interest earnings on some of the variable interest rate investments will likely have declined in parallel with market interest rates. Additionally, new investments in fixed or variable interest rate investments will likely bear lower interest rates. The Insurance Companies may not be able to fully offset the decline in investment earnings with lower crediting rates on their reinsurance contracts that have cash values. During periods of rising interest rates, these companies may be contractually obligated to increase the crediting rates on their reinsurance contracts that have cash values. However, they may not have the ability to immediately acquire investments with interest rates sufficient to offset the increased crediting rates on their reinsurance contracts. While they develop and maintain asset/liability management programs and procedures designed to reduce the volatility of its income when interest rates are rising or falling, there can be no assurance that changes in interest rates will not affect their interest rate spreads.

Changes in interest rates may also affect their business in other ways. Lower interest rates may result in lower sales of certain insurance and investment products of their other customers, which would reduce the demand for the reinsurance of these products.

The invested assets supporting the business of the Insurance Companies may decrease in value if the assets default or decrease in earning power.

The invested assets of the Insurance Companies that will support their reserve liabilities are subject to general credit, liquidity, market and interest rate risks, and they will be exposed to such risks on its portfolio. Beginning in the latter half of 2007 and continuing into 2008 and 2009, the capital and credit markets have experienced an unusually high degree of volatility. As a result, the invested assets of the Insurance Companies have experienced illiquidity, increased price volatility, credit downgrade events and increased expected probability of default. Securities that are less liquid are more difficult to value and may be hard to sell, if desired. Due to the current reduced liquidity in capital markets, the Insurance Companies may be unable to sell or buy significant volumes of assets at quoted prices. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. These market disruptions in the current weak economic environment have led to increased impairments of, and lower earnings on, securities which will support the reserve liabilities of the Insurance Companies. Lower earnings on the invested assets of the Insurance Companies constrain the growth of theirs capital, in turn constraining the payment of dividends and advances or repayment of funds to us. Further excessive defaults or other reductions in the value of securities could have a materially adverse effect on the business, results of operations and financial condition of the Insurance Companies, which in turn may affect us. In particular, if there is an unexpected increase in the volume or severity of claims that may force the Insurance Companies to liquidate securities, or if they do not structure the duration of investments to match their reinsurance liabilities, they may be forced to liquidate investments prior to maturity at a time of such market volatility and disruptions, when the sale of such assets will incur a significant loss. Investment losses could significantly decrease their asset base and statutory surplus, thereby affecting their ability to conduct business.

Hedging activities could result in unexpected losses and could otherwise adversely affect the Insurance Companies.

The Insurance Companies may seek to limit their exposure to adverse effects resulting from claims on reinsured variable annuity guarantees, property and casualty exposure, and related financial risks by using derivative financial instruments and other hedging mechanisms. Even though monitored by management, their hedging activities could result in losses. Such losses could occur under various circumstances, including in the event a counterparty to a derivative instrument does not perform its obligations under the instrument, the hedge is imperfect (for instance, if the correlation between the two hedging instruments differ in nature, timing or quantity), stock prices and interest rates move unfavorably related to the Insurance Companies’ financial positions, or hedging policies and procedures are not followed and if the steps that they take to monitor the derivative financial instruments do not detect and prevent violations of their risk management policies and procedures. As a result of these factors, such hedging activities may not be as effective as it will intend in reducing the volatility and risks of its operational and financial positions and the Insurance Companies may experience significant financial losses and be adversely affected.

If the Insurance Companies do not appropriately structure their hedges in relation to their anticipated liabilities, their ability to conduct business could be adversely affected.

The ability of the Insurance Companies to measure and manage risk and to implement their investment strategy and hedging arrangements will be crucial to their success. There can be no assurance that the Insurance Companies will successfully structure their hedges in relation to their anticipated liabilities under their reinsurance policies. If calculations with respect to these liabilities are incorrect, or if its hedges are not properly structured to meet such liabilities, the Insurance Companies could be forced to liquidate investments.

The success of the Insurance Companies’ investment strategy and hedging arrangements will also be affected by general economic conditions. These conditions may cause volatile interest rates and equity markets, which in turn could increase the cost of hedging and lead to poor investment results. Volatility or illiquidity in the markets could significantly and negatively affect the ability of the Insurance Companies to conduct business and could generate unexpected losses on existing reinsurance written. The Insurance Companies cannot guarantee that their investment strategy or hedging arrangements will be successful or that their investment or hedging objectives will be met.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

Hedging instruments are associated with certain additional risks when they are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Under such circumstances, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom the Insurance Companies have entered or may enter into a hedging transaction would most likely result in a default. Default by a party with whom the Insurance Companies enter into a hedging transaction may result in the loss of unrealized profits and force them to cover their resale commitments, if any, at the then current market price. It may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and it may not be able to enter into an offsetting contract to cover such risk. There can be no assurance that a liquid secondary market will exist for hedging instruments purchased or sold and it may be required to maintain a position until exercise or expiration, which could result in losses.

The risk management, pricing and other models of the Insurance Companies may prove to be deficient or in need of significant alterations.

Although ASSAC believes that the Insurance Companies have spent a substantial amount of resources to develop risk management, pricing and other models appropriate for the blocks of policies they expect to reinsure, they are still untested and may prove to be deficient, lack important functions or otherwise not provide the utility intended. The models may need to be further calibrated or developed and it may take a significant amount of time and further resources before they will function as intended, if at all. The Insurance Companies could be adversely affected during periods when the models are not properly functioning or are otherwise deficient.

Even if such hedging program and models are adequately designed, errors in data collection, dissemination and input as applied to the program and models could generate erroneous results and adversely affect the business of the Insurance Companies.

Any hedging program and models may necessarily involve collection and dissemination of large amounts of data. Examples of data collected and analyzed include market indices, performances of reinsured contracts, risk statistics, contract information, rates, expenses and mortality or claims experience. To the extent that errors in data collection, dissemination and input or other data handling errors occur and are not identified and corrected by the internal controls of the Insurance Companies, the information generated by such program and models and supplied to their employees, affiliates, business partners and others, may be incorrect and may produce a deficient basis on which underwriting decisions, pricing, hedging arrangements, financial reporting and other material business decisions are made.

If the investment strategy of the Insurance Companies is not successful, they could suffer unexpected losses.

The Insurance Companies expect to derive a portion of their income from assets invested pursuant to its investment strategy. The operating results of the Insurance Companies will therefore depend in part on the performance of their invested assets and the individuals who will manage their portfolio and implement their investment strategy. The success of the investment strategy is crucial to the success of the business of the Insurance Companies. In particular, the investments are expected to be structured to match the anticipated liabilities under reinsurance treaties to the extent it is believed to be necessary. If the calculations with respect to these reinsurance liabilities are incorrect, or if the investments are improperly structured to match such liabilities, the Insurance Companies could be forced to liquidate investments prior to maturity at a significant loss.

The Insurance Companies could incur substantial losses if financial institutions in which they maintains their cash, securities or other investment assets fail.

The recent deterioration of the global credit and financial markets has created challenging conditions for financial institutions, including depositories, trustees and custodial institutions. As the fallout from the credit crisis persists, the financial strength of these institutions may continue to decline. The Insurance Companies maintain cash balances at various United States depository institutions that are significantly in excess of the United States Federal Deposit Insurance Corporation insurance limits. The Insurance Companies also maintain cash balances in foreign financial institutions. They will also maintain securities and other investment assets accounts and facilities at varied financial institutions. If one or more of the institutions in which the Insurance Companies maintain significant cash balances, securities or other investment assets were to fail, their ability to access these funds or other assets might be temporarily or permanently limited, or delayed for an indeterminate period of time, and it may incur expense in obtaining access to such funds or assets. As a result, they could face a material liquidity problem and potentially material financial losses from any such limitation or delay.

The Insurance Companies may be dependent on a small number of large transactions, which, if any of them has an unfavorable outcome or fails to materialize as expected, could adversely affect them.

The Insurance Companies may rely on a small number of transactions and ceding companies. Thus, they would be more sensitive to the underwriting and actuarial errors made in connection with a particular transaction and to an adverse change in the financial condition of a particular transaction or cedant, the occurrence of which could have a material adverse effect on the Insurance Companies.

The Insurance Companies depend on the performance of others and their failure to perform in a satisfactory manner could negatively affect them.

The Insurance Companies rely upon their insurance clients to provide timely, accurate information. They may experience volatility in their earnings as a result of erroneous or untimely reporting from their clients. The Insurance Companies expect to work closely with their clients and monitor their reporting to minimize this risk. They also intend to rely on original underwriting decisions made by their clients. There can be no assurance that these processes or those of their clients will adequately control business quality or establish appropriate pricing.

Counterparties’ failure to perform their obligations could adversely affect the Insurance Companies.

The risk management and loss limitation strategy of the Insurance Companies will include hedging risks that they will assume from the ceding companies writing insurance products. This strategy will include entering into derivative arrangements such as options, swaps and future agreements. Some of these agreements may be entered into on the OTC market, where the Insurance Companies intend to interact directly with one or more investment banks. The Insurance Companies are dependent on the investment banks paying it in a timely manner and according to the terms of the derivative transactions in order to effectively manage their risks and losses. The Insurance Companies may cede some of the business that they reinsure to other reinsurance companies, known as retrocessionaires. In such arrangements, the Insurance Companies would assume the risk that the retrocessionaire will be unable to pay amounts due to them because of such retrocessionaire’s own financial difficulties. The failure of such retrocessionaires to pay amounts due to them will not absolve them of its responsibility to pay ceding companies for risks that they reinsures. Failure of retrocessionaires to pay the Insurance Companies could materially harm their business, results of operations and financial condition.

The failure of the Insurance Companies to maintain necessary information technology and risk management systems could adversely affect them.

The Insurance Companies will rely upon the availability to them of information and technology systems necessary to run their business, including processing and servicing policies, evaluating risk and determining hedging requirements. If the Insurance Companies were to cease to have necessary rights, through ownership or licensing, to all or any portion of the software platforms and systems or if such platforms or systems are rendered unable to provide such services in an effective manner, and the Insurance Companies were unable to develop or obtain replacement technology and systems, the business of the Insurance Companies would be materially adversely affected. The performance of such information technology and risk management systems is critical to their business and their ability to process transactions, provide customer service, perform their underwriting process and manage their risk mitigation and claim management process.

Interruption or loss of the information processing systems of the Insurance Companies or the failure to maintain secure information systems could have a material adverse effect on their business.

The business of the Insurance Companies depends on readily available systems, secure information and the ability of their employees to process transactions. The capacity of the Insurance Companies to service their clients will rely on storing, retrieving, processing and managing information. Interruption or loss of their information processing capabilities through loss of stored data, the failure of computer equipment or software systems, telecommunications failure or other disruption could have a material adverse effect on their business, financial condition and results of operations. Despite the business contingency plans the Insurance Companies have adopted, their ability to conduct business may be adversely affected by a disruption in the infrastructure that supports their business and its physical locations. This may include a disruption involving physical site access, terrorist activities, disease pandemics, electrical, communications or other services used by the Insurance Companies, their employees or third parties with whom they will conduct business. Although the Insurance Companies have certain disaster recovery procedures in place and insurance to protect against such contingencies, such procedures may not be effective and any insurance or recovery procedures may not continue to be available at reasonable prices and may not address all such losses or compensate them for the possible loss of clients occurring during any period that they are unable to provide services.

Furthermore, the Insurance Companies will depend on computer systems to store information about their clients and parties associated with the underlying policies, some of which is private. Database privacy, identity theft, and related computer and internet issues are matters of growing public concern and are subject to frequently changing rules and regulations. A growing body of United States and non-United States laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the business of the Insurance Companies. The evolving nature of all of these laws and regulations, as well as the evolving nature of various governmental bodies’ enforcement efforts, and the possibility of new laws in this area, may adversely affect the ability of the Insurance Companies to collect and disseminate or share certain information and may negatively affect their ability to make use of that information. The failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or harm to their reputation. The Insurance Companies take reasonable and appropriate security measures to prevent unauthorized access to information in their databases. However, their technology and systems may fail to adequately secure the private information they maintain in their databases and protect them from theft or inadvertent loss. In such circumstances, they may incur liability to its clients or underlying policyholders, which could result in litigation or adverse publicity that could have a material adverse effect on their business.

The business, results of operations, financial condition or liquidity of the Insurance Companies may be materially adversely affected by errors and omissions and the outcome of claims, lawsuits and proceedings.

In the ordinary course of the business of the Insurance Companies they may become subject to actual or potential claims, lawsuits and other proceedings relating to alleged errors and omissions in connection with the management of reinsured risks. Because the handling of claims may involve substantial amounts of money, errors and omissions claims against them may arise which allege their potential liability for all or part of the amounts in question. Claimants may seek large damage awards and these claims may involve potentially significant defense costs. Such claims, lawsuits and other proceedings could, for example, include allegations of damages for their employees’ or agents’ improperly failing to appropriately apply funds that they hold for their clients on a fiduciary basis. Errors and omissions claims, lawsuits and other proceedings arising in the ordinary course of business will be covered in part by professional indemnity or other appropriate insurance. The terms of this insurance will vary by policy year. In respect of self-insured risks, the Insurance Companies will establish provisions against these items which they believe to be adequate in the light of current information and legal advice, and they will adjust such provisions from time to time according to developments. The business, results of operations, financial condition and liquidity of the Insurance Companies may be adversely affected if in the future their insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which they self-insure. The ability of the Insurance Companies to obtain professional indemnity insurance in the amounts and with the deductibles they desire in the future may be adversely impacted by general developments in the market for such insurance or their own claims experience. In addition, claims, lawsuits and other proceedings may harm their reputation or divert management resources away from operating their business.

Current legal and regulatory activities relating to certain insurance products could affect the business, results of operations and financial condition of the Insurance Companies.

In order to be accounted for as reinsurance, or loss mitigation, products, insurance products must meet the requirements of SFAS 113, which requires that the products meet certain risk transfer requirements. Certain insurance contracts have become the focus of investigations by the SEC and numerous state Attorneys General with respect to the SFAS 113 risk transfer requirements. Because some of the Insurance Companies’ contracts may contain or will contain features designed to manage the overall risks they assume, such as a cap on potential losses or a refund of some portion of the premium if they incur smaller losses than anticipated at the time the contract is entered into, it is possible that they may become subject to the ongoing inquiries into loss mitigation products conducted by the SEC or certain state Attorney Generals.

In addition, the Insurance Companies cannot predict at this time what effect current investigations, litigation and regulatory activities affecting other companies in the insurance industry will have on the reinsurance industry or their business or what, if any, changes may be made to laws and regulations regarding the industry and financial reporting. It is possible that these investigations or related regulatory developments will mandate changes in industry practices that will negatively impact the Insurance Companies’ ability to use certain loss mitigation features in their products and, accordingly, their ability to operate their business pursuant to their existing strategy. Moreover, any reclassification of its reinsurance contracts as deposit liabilities rather than reinsurance contacts could jeopardize their exemption from the Investment Company Act of 1940, as amended.

Currency fluctuations could result in exchange rate losses and negatively impact our business.

The functional currency of the Insurance Companies is the U.S. dollar. Although they have not done so extensively to date, they may write a portion of their business and receive premiums in currencies other than the U.S. dollar in the future. In addition they may invest a portion of their portfolio in assets denominated in currencies other than the U.S. dollar. Consequently, they may experience exchange rate losses to the extent their foreign currency exposure is not hedged or is not sufficiently hedged, which could significantly and negatively affect their business and results of operations. If they do seek to hedge their foreign currency exposure through the use of forward foreign currency exchange contracts or currency swaps, they will be subject to the risk that their counterparties to the arrangements fail to perform.

Risks Related to the business, operations and industry of the Northstar Companies

Annuity contracts the Northstar Companies Re may reinsure in the future may expose them to mortality risk.

Adverse mortality risk is the risk that death claims may differ from the timing or amount assumed in pricing reinsurance contracts. Mortality experience that is less favorable could negatively affect our net income, if we reinsure annuities with guaranteed death benefits. There is no assurance that the Northstar Companies will not seek to provide such coverage in the future, and its evaluation of the risk may prove incorrect.

Policyholders may voluntarily terminate the policies in numbers different than priced for, causing the Northstar Companies to pay greater than expected death benefits or to fail to recoup costs or a statutory surplus strain.

The policyholders of the policies that the Northstar Companies may reinsure may voluntary terminate the policies (such voluntary termination by a policyholder is called a “surrender”). Surrenders usually involve the return of the policy’s cash surrender value to the policyholder. The actual amount of surrenders may be significantly different from the amount of surrenders that the Northstar Companies assumed in pricing. If the actual amount of surrenders is significantly less than the amount that the Northstar Companies priced for, they may have to pay greater than expected death benefits in future years, adversely impacting its profitability. If the actual amount of surrenders is significantly higher than priced for, the premiums that the Northstar

Companies receive may decrease, their deferred acquisition costs may be unrecoverable, and they may not be able to recoup the amount of free surplus that may have been used if premiums were insufficient to cover expenses and policyholder liability that was set up at the commencement of the reinsurance of the policies, possibly triggering loss recognition that would adversely impact their profitability. Furthermore, for policies with cash surrender benefits, surrenders significantly greater than expected may constrain their liquidity. The Northstar Companies may experience increased surrenders due to the recent volatility and disruption in the global financial markets, which has caused higher unemployment and lower family income affecting policyholders.

Policyholders may cease paying premium on the policies, causing the termination of such policies, in numbers different than priced for, causing the Northstar Companies to fail to recoup costs or a statutory surplus strain.

The policyholders of the policies that the Northstar Companies may reinsure may defer paying premiums or may cease paying the premium due under such policies altogether, thereby bringing about the termination of such policies (such termination of a policy due to the policyholder’s nonpayment of premium is called a “lapse”). The actual amount of lapses may be significantly different from the amount of lapses that the Northstar Companies assumed in pricing. If the actual amount of lapses is significantly less than the amount that the Northstar Companies priced for, they may have to pay greater than expected death benefits in future years, adversely impacting their profitability. If the actual amount of lapses is significantly higher than priced for, the premiums that the Northstar Companies receive may decrease, their deferred acquisition costs may be unrecoverable, and they may not be able to recoup the amount of free surplus that may have been used if premiums were insufficient to cover expenses and policyholder liability that was set up at the commencement of the reinsurance of the policies, possibly triggering loss recognition that would adversely impact their profitability. The Northstar Companies may experience increased lapses due to the recent volatility and disruption in the global financial markets, which has caused higher unemployment and lower family income affecting policyholders.

Changes in the capital markets, interest rates or volatility affect the market for products with variable annuity guarantees.

A prolonged general economic downturn or poor performance of the equity and other capital markets, such as that which the U.S. economy has recently experienced, or similar conditions in the future, could adversely affect the market for many annuity products. Because the Northstar Companies will obtain substantially all of their revenues through reinsurance arrangements that cover a portfolio of annuity products, their business would be harmed if the market for annuities were adversely affected.

As with all financial services companies, the ability of the Northstar Companies to conduct business will depend on consumer confidence in the industry and their financial strength. Actions of competitors and financial difficulties of other companies in the industry and related adverse publicity could undermine consumer confidence and harm the industry’s reputation, which may in turn have an adverse effect on the business of the Northstar Companies.

Risks Related to the business, operations and industry of the Allied Provident Organization

The Allied Provident Organization is subject to all of the risks of a start-up business.

The Allied Provident Organization has a limited operating history. Amalphis was formed in July 2008. Allied Provident was acquired in September 2008. Allied Provident was formed and commenced its insurance business in November 2007. In general, reinsurance and insurance companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. They must develop business relationships, establish operating procedures, hire staff, install information technology systems, implement management processes and complete other tasks appropriate for the conduct of their intended business activities. In particular, their ability to implement their strategy to penetrate the reinsurance market depends on, among other things:

•	their ability to attract clients;
•	their ability to attract and retain personnel with underwriting, actuarial and accounting and finance expertise;

•	their ability to obtain and maintain at least an A- (Excellent) rating from A.M. Best or a similar financial strength rating from one or more other ratings agencies;
•	their ability to effectively evaluate the risks they assume under reinsurance contracts that they write;
•	the results of the reinsurance business written to date is still to be determined they we may be subject to greater losses than anticipated; and
•	the members of their underwriting team may not have the requisite experience or expertise to compete for all transactions that fall within their strategy of offering frequency and severity contracts at times and in markets where capacity and alternatives may be limited.

As of the date of this proxy statement, the Allied Provident Organization has issued a limited number of insurance policies, and they offer reinsurance to one insurer. In addition, they are not licensed or admitted as an insurer or reinsurer in any jurisdiction other than Barbados. The Allied Provident Organization cannot assure you that there will be sufficient demand for the insurance products they plan to write to support their planned level of operations, or that we they accomplish the tasks necessary to implement their business strategy.

There is limited historical information available for investors to evaluate the Allied Provident Organization’s performance.

There is limited historical information available to help you evaluate the performance of the Allied Provident Organization. Their historical financial statements are not necessarily a meaningful guide for evaluating their past and future performance. Because their underwriting and investment strategies differ from those of other participants in the property and casualty reinsurance market, you may not be able to compare their business or prospects to other property and casualty reinsurers.

The Allied Provident Organization currently issues reinsurance to only one insurer.

The Allied Provident Organization’s reinsurance strategy is to build a portfolio of “frequency” and “severity” reinsurance agreements with select insurance companies that are designed to meet the needs of the insurer that are not being met in the traditional reinsurance marketplace. However, the Allied Provident Organization currently issues reinsurance to only one insurer, Drivers Insurance Company (formerly known as Midwestern Insurance Company), a United States licensed insurance carrier that offers non-standard personal automotive insurance coverage to high risk or “rated” drivers who are unable to obtain insurance from standard carriers.

The Allied Provident Organization’s current quota share treaty reinsurance agreement with Drivers Insurance Company commenced on January 1, 2008 for a one year term, and was renewed on January 1, 2009 and January 1, 2010 for additional one year terms. However, the agreement may be terminated by either party on 90 days’ prior written notice. Upon termination of the agreement, the Allied Provident Organization remains liable for all losses that occur under insurance risks ceded to it at the time of termination for a period of one year following termination of such agreement, and for all claims made under such policies for a period of 18 months from termination of the reinsurance agreement.

The Allied Provident Organization’s underwriter is responsible for contracts from origination until final disposition, including underwriting, pricing, servicing, monitoring and claims processing. If the Allied Provident Organization is unable to expand its underwriting infrastructure, it will be unable to fulfill its growth strategy or expand its business.

The Allied Provident Organization’s underwriter is responsible for contracts from origination until final disposition, including underwriting, pricing, servicing, monitoring and claims processing. Because it currently only has one underwriter, the Allied Provident Organization is limited in how much business it can handle. As its business begins to grow, of which ASSAC can give no assurances, the Allied Provident Organization anticipates that it will have to hire additional underwriters and/or engage a third party underwriting service provider to manage the underwriting process and other contract maintenance activities. If the Allied Provident Organization is unable to expand its underwriting infrastructure, it will be unable to fulfill its growth strategy or expand its business.

Failure to obtain an A.M. Best rating, or a downgrade or withdrawal of our A.M. Best rating, would significantly and negatively affect the Allied Provident Organization’s ability to implement its business strategy successfully.

Companies, insurers and reinsurance brokers use ratings from independent ratings agencies as an important means of assessing the financial strength and quality of reinsurers. The Allied Provident Organization has not yet applied for an A.M. Best rating, and if it does apply for one it is uncertain whether or when it would receive a rating or what rating it would receive. In addition, if the Allied Provident Organization receives a rating, A.M. Best will periodically review its rating, and may revise it downward or revoke it at its sole discretion based primarily on its analysis of the balance sheet strength, operating performance and business profile of the Allied Provident Organization. Factors which may affect its rating include:

•	any changes in the Allied Provident Organization’s business practices that, in its opinion, no longer supports A.M. Best’s initial rating;
•	unfavorable financial or market trends that impact the Allied Provident Organization;
•	losses exceeding loss reserves;
•	its inability to retain its senior management or other key personnel; or
•	significant losses in its investment portfolio.

Even if the Allied Provident Organization is able to obtain a favorable rating, if A.M. Best or another rating agency downgrades or withdraws our rating, it could be severely limited or prevented from writing any new reinsurance contracts which would significantly and negatively affect its ability to implement its business strategy.

If the Allied Provident Organization loses or is unable to retain its senior management or other key personnel and is unable to attract qualified personnel, its ability to implement its business strategy could be delayed or hindered, which, in turn, could significantly and negatively affect its business.

The Allied Provident Organization’s future success depends to a significant extent on the efforts of its senior management and other key personnel to implement its business strategy. The Allied Provident Organization believes there are only a limited number of available, qualified executives with substantial experience in its industry. In addition, it will need to add personnel, including underwriters, to implement its business strategy. Amalphis is domiciled in the British Virgin Islands, and Allied Provident is domiciled in Barbados, and they could face challenges attracting personnel to such locations. Accordingly, the loss of the services of one or more of the members of its senior management or other key personnel, or its inability to hire and retain other key personnel, could delay or prevent it from fully implementing its business strategy and, consequently, significantly and negatively affect its business.

The Allied Provident Organization does not currently maintain key man life insurance with respect to any of its senior management, including its Chief Executive Officer or Chief Financial Officer.

The Allied Provident Organization’s failure to maintain sufficient letters of credit facilities or to increase its letters of credit capacity on commercially acceptable terms would significantly and negatively affect its ability to maintain or grow its business.

The Allied Provident Organization is not licensed or admitted as an insurer or reinsurer in any jurisdiction other than Barbados. Certain jurisdictions, including states of the United States, do not permit insurance companies to take credit on their statutory financial statements for reinsurance obtained from reinsurers that are unlicensed or non-admitted in such jurisdictions unless appropriate security measures are implemented. Consequently, certain insurance company clients are likely to require it to obtain a letter of credit to secure its reinsurance contracts. The Allied Provident Organization currently does not have any such letter of credit facilities. In order to obtain a letter of credit facility, it would customarily be required to provide collateral to the bank issuing the letter of credit in order to secure its obligations under the facility. The Allied Provident Organization’s ability to provide collateral, and the costs at which it provides collateral, are primarily dependent on the value and composition of its investment portfolio.

Typically, letters of credit are collateralized with fixed-income securities. As the Allied Provident Organization’s investment portfolio primarily consists of publicly traded debt and equity securities, banks may be reluctant to accept its investment portfolio as collateral, or if willing to do so, they may do so on terms that may be less favorable to it than reinsurance companies that invest solely or predominantly in fixed-income securities. The Allied Provident Organization’s inability to renew, maintain or obtain letters of credit collateralized by its investment portfolio would significantly limit the amount of reinsurance it can write or require it to modify its investment strategy.

The Allied Provident Organization sometimes depends on its insurance company clients’ evaluations of the risks associated with their insurance underwriting, which may subject it to reinsurance losses.

In some of its reinsurance business, the Allied Provident Organization assumes an agreed upon percentage (less than 100%) of the underlying insurance contract being reinsured, which it calls a quota share reinsurance contract. In such situations, the Allied Provident Organization does not typically separately evaluate each of the original individual insurance risks assumed and is largely dependent on the original underwriting decisions made by insurance companies issuing the policy. The Allied Provident Organization is therefore subject to the risk that the insurer client may not have adequately evaluated the insured risks, or that the amount of the premiums assigned to it may not adequately compensate it for the risks it assumes. Therefore, the Allied Provident Organization will be dependent on the original claims decisions made by its insurance company clients. As the Allied Provident Organization also does not expect to separately evaluate each of the individual claims made on these quota-share reinsurance contracts, it is subject to the risk that the client may pay invalid claims, which could result in reinsurance losses for it.

Reinsurance brokers may subject the Allied Provident Organization to additional financial risks.

In accordance with industry practice, the Allied Provident Organization may pay amounts owed on claims under its policies to reinsurance brokers, and these brokers, in turn, remit these amounts to the insurance companies that have reinsured a portion of their liabilities with the Allied Provident Organization. In some jurisdictions, if a broker fails to make such a payment, the Allied Provident Organization would remain liable to the insurance company client for the deficiency notwithstanding the broker’s obligation to make such payment. Conversely, in certain jurisdictions, when the client pays premiums for policies to reinsurance brokers for payment to the Allied Provident Organization, these premiums are considered to have been paid and the client will no longer be liable to it for these premiums, whether or not it has actually received them. Consequently, the Allied Provident Organization may assume a degree of credit risk associated with reinsurance brokers around the world. The Allied Provident Organization does not currently work with reinsurance brokers but may do so in the future on a limited and/or case-by-case basis.

The Allied Provident Organization’s inability to purchase or collect upon certain indemnity coverage it seeks to obtain in order to limit its reinsurance risks could adversely affect its business, financial condition and results of operations.

Typically reinsurance companies seek to mitigate their risks under reinsurance contracts they issue by purchasing indemnity insurance against losses from other reinsurance companies. This is called retrocessional coverage. As of December 31, 2009, the Allied Provident Organization has not purchased retrocessional coverage. The insolvency or inability or refusal of a provider of retrocessional reinsurance coverage to make payments under the terms of its agreement with the Allied Provident Organization could have an adverse effect on it as it still remains liable to its insurance client under its original reinsurance contract. From time to time, market conditions have limited, and in some cases have prevented, reinsurers from obtaining the types and amounts of retrocessional coverage that they consider adequate for their business needs. Accordingly, the Allied Provident Organization may not be able to obtain its desired amounts of retrocessional coverage or negotiate terms that it deems appropriate or acceptable or obtain retrocession from entities with satisfactory creditworthiness. Its failure to establish adequate retrocessional arrangements or the failure of its retrocessional arrangements to protect it from overly concentrated risk exposure could significantly and negatively affect its business, financial condition and results of operations.

The property and casualty insurance and reinsurance markets may be affected by cyclical trends.

The Allied Provident Organization writes insurance and reinsurance in the property and casualty markets. The property and casualty insurance industry is cyclical. Primary insurers’ underwriting results, prevailing general economic and market conditions, liability retention decisions of companies and primary insurers and reinsurance premium rates influence the demand for property and casualty reinsurance. Prevailing prices and available surplus to support assumed business influence reinsurance supply. Supply may fluctuate in response to changes in rates of return on investments realized in the reinsurance industry, the frequency and severity of losses and prevailing general economic and market conditions.

Continued increases in the supply of reinsurance may have adverse consequences for the reinsurance industry generally and for the Allied Provident Organization, including lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions.

Unpredictable developments, including courts granting increasingly larger awards for certain damages, natural disasters (such as catastrophic hurricanes, windstorms, tornados, earthquakes and floods), fluctuations in interest rates, changes in the investment environment that affect market prices of investments and inflationary pressures, affect the industry’s profitability. The effects of cyclicality could significantly and negatively affect the Allied Provident Organization’s financial condition and results of operations.

The Allied Provident Organization’s property and property catastrophe reinsurance operations may make it vulnerable to losses from catastrophes and may cause its results of operations to vary significantly from period to period.

The Allied Provident Organization’s reinsurance operations expose it to claims arising out of unpredictable catastrophic events, such as hurricanes, hailstorms, tornados, windstorms, severe winter weather, earthquakes, floods, fires, explosions, volcanic eruptions and other natural or man-made disasters. The incidence and severity of catastrophes are inherently unpredictable; however, the loss experience of property catastrophe reinsurers generally has been characterized as low frequency and high severity. Claims from catastrophic events could significantly increase the Allied Provident Organization’s losses, reduce its capital and reserves, adversely impact its earnings and cause substantial volatility in its operating results for any fiscal quarter or year; all of which could materially and adversely affect its financial condition and results of operations. Corresponding reductions in its surplus levels could impact its ability to write new reinsurance policies.

Catastrophic losses are a function of the insured exposure in the affected area and the severity of the event. Because accounting regulations do not permit reinsurers to reserve for catastrophic events until they occur, claims from catastrophic events could cause substantial volatility in the Allied Provident Organization’s financial results for any fiscal quarter or year and could significantly and negatively affect its financial condition and results of operations.

Risks Related to Being an Offshore Company

The Transactions involve a business combination with companies located in Bermuda, Ireland, British Virgin Islands and Barbados and will expose the Company to certain risks that may negatively impact our operations.

The proposed Transactions involve companies located in Bermuda, Ireland, British Virgin Islands and Barbados, and will subject us to risks associated with companies operating outside the United States, including any of the following:

•	rules and regulations or currency conversion or corporate withholding taxes on individuals;
•	tariffs and trade barriers;
•	regulations related to customs and import/export matters;
•	longer payment cycles;
•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;
•	currency fluctuations and exchange controls;

•	challenges in collecting accounts receivable;
•	cultural and language differences;
•	employment regulations;
•	crime, strikes, riots, civil disturbances, terrorist attacks and wars; and
•	deterioration of political relations with the United States.

We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

The Insurance Companies are incorporated outside the Unites States and a majority of their directors and all of their and the Company’s assets are located outside the United States. As a result, it may not be possible for security holders to enforce civil liability provisions of the U.S. federal or state securities laws.

The Insurance Companies are incorporated outside the United States and substantially all of the Company’s assets represented are located outside the United States. In addition, a majority of the directors are not (and some future directors may not be) citizens or residents of the United States. In addition, a significant portion of the assets of non-U.S. directors are (and for new directors may be) located outside the United States. Consequently, it may be difficult to serve legal process within the United States upon any of the non-U.S. directors. In addition, it may not be possible to enforce court judgments obtained in the United States against the Insurance Companies outside the United States or against their non-U.S. directors in their home countries, or in countries other than the United States where the Insurance Companies or they have assets, particularly if the judgments are based on the civil liability provisions of the federal or state securities laws of the United States. There is some doubt as to whether the courts of other countries would recognize or enforce judgments of U.S. courts obtained against the Insurance Companies or their directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against the subsidiaries or those persons based on those laws. In certain cases, there may not be a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in such countries.

Insurance regulators in the United States or elsewhere may review the activities of the Insurance Companies and claim that they are subject to that jurisdiction’s licensing requirements.

The Insurance Companies do not presently expect that they will be admitted to do business in any jurisdiction other than Bermuda, Ireland and Barbados. In general, the insurance statutes and regulations of these countries are less restrictive than United States state insurance statutes and regulations. There can be no assurance given that insurance regulators in the United States or elsewhere will not review their activities and claim that they are subject to such jurisdiction’s licensing requirements. In addition, they are subject to indirect regulatory requirements imposed by jurisdictions that may limit their ability to provide reinsurance. For example, their ability to write reinsurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies and proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, non U.S. reinsurers such as the Insurance Companies with whom domestic companies may place business.

If, in the future, the Insurance Companies were to become subject to the laws or regulations of any state in the United States or to the laws of the United States or of any other country, they would have to either cease doing business in such jurisdictions or become licensed in such jurisdictions. If they attempt to become licensed in another jurisdiction, they may not be able to do so or, if they do obtain a license, required modifications of the conduct of their business or their subsequent non-compliance with their insurance statutes and regulations could materially and adversely affect their business and operating results.

Furthermore, the applicable insurance laws and regulations are subject to change. Two bills, the Nonadmitted and Reinsurance Reform Act of 2009 and the Reinsurance Regulatory Modernization Act of 2009, purporting to regulate insurance and reinsurance, are currently pending in Congress which may adversely affect the cost, manner or feasibility of doing business if enacted.

Risks Related to Being a Bermuda Company

Bermuda insurance regulations may adversely affect the ability of Northstar and Northstar Bermuda to write reinsurance policies.

Northstar and Northstar Bermuda are registered and licensed to conduct reinsurance from within Bermuda, and the statutes, regulations and policies of Bermuda may affect their ability to write reinsurance policies and to make certain investments or distributions. Bermuda statutes and regulations applicable to Northstar and Northstar Bermuda require that they, among other things: (i) maintain minimum levels of capital and surplus, satisfy solvency standards, restrict dividends and distributions (including returns of capital), and (ii) cooperate with certain periodic and other examinations by the Bermuda Monetary Authority (“BMA”) of its financial condition. The Company is unable to predict what additional government regulations, if any, affecting the business of Northstar and Northstar Bermuda may be promulgated in Bermuda in the future or how such regulations may be interpreted. In addition, no assurances can be given that, if Northstar and Northstar Bermuda were to become subject to any insurance laws of the U.S. or any state thereof or of any other country at any time in the future, such companies would be in compliance with such laws.

Northstar’s ability to pay dividends may be limited by Bermuda law.

Any dividends paid on Northstar’s ordinary shares will be subject to limitations imposed on dividends under Bermuda law and regulations. Under the Bermuda Insurance Act 1978, as amended, which we refer to as the Bermuda Insurance Act, and related regulations, Northstar is required to maintain certain minimum solvency levels and Northstar will be prohibited from declaring or paying dividends that would result in noncompliance with such requirement. In addition, under the Bermuda Insurance Act, Northstar is prohibited from declaring or paying any dividends of more than 25% of its total statutory capital and surplus, as shown on its previous financial year statutory balance sheet, unless at least seven days before payment of the dividends it files with the BMA an affidavit that it will continue to meet its required solvency margins. The BMA requires that the loss and loss expense provision reflect the present value of future cash flows associated with all financial guaranty contracts (which, for statutory reporting purposes, includes those contracts written as credit default swaps) attaching prior to the balance sheet date where anticipated losses are estimated over the lifetime of contracts, with appropriate probabilistic allowance for potential adverse scenarios. As such, estimated losses on insured credit derivatives contracts reduce statutory capital. In addition, under the Bermuda Companies Act, each subsidiary may only declare or pay dividends if, among other matters, there are reasonable grounds for believing it is and will be after any such payment, able to pay its liabilities as they become due and that the realizable value of its assets will not thereby be less than the sum of its aggregate liabilities and its issued share capital and share premium accounts. These restrictions may limit the amount of funds available for distribution to holders of the Company’s ordinary shares.

Regulatory Risks

If Northstar or Northstar Bermuda becomes subject to insurance statutes and regulations other than those of Bermuda, or there is a change to a Bermuda law or application of Bermuda law, there could be a significant and adverse impact on the Company’s business and profitability.

Northstar and Northstar Bermuda are registered Bermuda insurance companies and subject to regulation and supervision in Bermuda. Northstar and Northstar Bermuda are subject to Bermuda insurance statutes, regulations and policies of the Bermuda Monetary Authority (“BMA”) which will require Northstar and Northstar Bermuda, among other things, to:

•	maintain minimum levels of capital, surplus and liquidity;
•	satisfy solvency standards;
•	restrict dividends and distributions;
•	obtain prior approval of ownership of shares;
•	maintain a principal office and appoint and maintain a principal representative in Bermuda; and
•	provide for the performance of certain periodic examinations of us and our financial condition.

These statutes and regulations may, in effect, restrict the ability of Northstar and Northstar Bermuda to write reinsurance policies, to distribute funds and to pursue their investment strategy. It is not possible to predict the future impact of changing law or regulation on the operations of Northstar and Northstar Bermuda. Such changes, if any, could have an adverse effect on Northstar and Northstar Bermuda. Northstar and Northstar Bermuda intend to conduct their business so that they will not be subject to licensing requirements or insurance regulations in the United States. The insurance laws of each U.S. state and many non-U.S. jurisdictions regulate the sale of insurance within that jurisdiction by alien insurers which are not authorized or admitted to do business in that jurisdiction. Northstar and Northstar Bermuda do not intend to maintain an office or to solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction other than Bermuda where their activities would require it to be so authorized or admitted. Northstar and Northstar Bermuda believe that so long as they follow their operating guidelines, they will conduct their activities in compliance with applicable insurance statutes and regulations. However, we cannot assure you that insurance regulators in the United States or elsewhere will not review their activities or, that if there were such a review, that they would not be successful in claiming that Northstar and Northstar Bermuda are subject to the jurisdiction’s licensing requirements.

If Northstar and Northstar Bermuda choose to attempt, or deem it necessary, to become licensed in a jurisdiction other than Bermuda, Northstar and Northstar Bermuda may have to modify its operations and business in manner that could be adverse to them.

The modification of the conduct of Northstar and Northstar Bermuda’s business resulting from becoming licensed in certain jurisdictions could significantly and negatively affect their business, including subjecting them to risk-based capital and other regulations which could substantially affect the composition of their hedge portfolio and the returns on the portfolio. In addition, their failure to comply with insurance statutes and regulations could significantly and adversely affect their business by limiting their ability to conduct business as well as subjecting it to penalties and fines.

Generally, Bermuda insurance statutes and regulations applicable to Northstar and Northstar Bermuda are less restrictive than those that would be applicable to them if they were subject to the insurance laws of any state in the United States. In the past, there have been congressional and other initiatives in the United States regarding proposals to supervise and regulate insurers domiciled outside the United States. If in the future Northstar and Northstar Bermuda were to become subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, we will not be able to assure that they would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on their business.

The offshore insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. Northstar and Northstar Bermuda are not able to predict the future impact on their operations of changes in the laws and regulation to which they are or may become subject.

Northstar and Northstar Bermuda may be unable to provide adequate collateral for reinsurance treaties, which would adversely affect their operations.

Many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security measures are in place. Accordingly, for each reinsurance treaty, Northstar and Northstar Bermuda create a trust to hold sufficient assets as collateral, establish a letter of credit, enter into a funds withheld arrangement, or other arrangement that will provide the ceding insurer credit for reinsurance. If Northstar and Northstar Bermuda were to be unable to provide collateral sufficient to provide the required security for their reinsurance treaties, their ability to operate their business would be severely limited. In addition, Northstar and Northstar Bermuda may not be able to obtain such collateral on favorable terms, which could adversely affect their financial condition, operating costs and new business volume.

While the Company does not currently intend to pay dividends, its ability to pay dividends, now or in the future, may be constrained by its lack of direct revenues and limitations on the payment of dividends which Bermuda law imposes on Northstar and Northstar Bermuda.

The Company does not expect to have any significant operations or assets other than its ownership of the Insurance Companies and their subsidiaries. Dividends and other permitted distributions from its subsidiaries are expected to be the Company’s sole source of funds to meet ongoing cash requirements, including the payment of dividends to the Company’s shareholders if it were to decide to pay such dividends. Bermuda law regulations limit the declaration and payment of dividends and the making of distributions by Northstar and Northstar Bermuda to the Company. The limits on the ability of Northstar and Northstar Bermuda to pay dividends could have a material adverse effect on the Company’s operations.

Risks Related to Being an Ireland Company

Irish insurance regulations may adversely affect the ability of Northstar Ireland to write reinsurance policies.

Northstar Ireland are registered and authorized to conduct reinsurance from Ireland, and the statutes, regulations and policies of Ireland may affect their ability to write reinsurance policies and to make certain investments or distributions. Irish statutes and regulations applicable to Northstar Ireland require that they, among other things: (i) maintain minimum levels of capital and surplus, satisfy solvency standards, restrict dividends and distributions (including returns of capital), and (ii) cooperate with certain periodic and other examinations by the Irish Financial Services Regulatory Authority (“IFSRA”) of its financial condition. The Company is unable to predict what additional government regulations, if any, affecting the business of Northstar Ireland may be promulgated in Ireland or the European Union in the future or how such regulations may be interpreted. In addition, no assurances can be given that, if Northstar Ireland were to become subject to any insurance laws of the U.S. or any state thereof or of any other country at any time in the future, such companies would be in compliance with such laws.

Northstar Ireland’s ability to pay dividends may be limited by Irish law.

Any dividends paid on Northstar’s ordinary shares will be subject to limitations imposed on dividends under Irish law and regulations. Under the Irish companies Acts 1963 to 2009, which we refer to as the Irish Insurance Act, and related regulations, Northstar Ireland is required to maintain certain minimum solvency levels and Northstar Ireland will be prohibited from declaring or paying dividends that would result in noncompliance with such requirement.

Regulatory Risks

If Northstar Ireland becomes subject to insurance statutes and regulations other than those of Ireland or the European Union, or there is a change to their laws or application of such laws, there could be a significant and adverse impact on the Northstar Ireland’s business and profitability.

Northstar Ireland is an authorized Irish reinsurance company and subject to regulation and supervision in Ireland. Northstar Ireland is subject to Irish insurance statutes, regulations and policies which will require Northstar Ireland, among other things, to:

•	maintain minimum levels of capital, surplus and liquidity;
•	satisfy solvency standards;
•	restrict dividends and distributions;
•	obtain prior approval of ownership of shares;
•	maintain a principal office; and
•	provide for the performance of certain periodic examinations of its financial condition.

These statutes and regulations may, in effect, restrict the ability of Northstar Ireland to write reinsurance policies, to distribute funds and to pursue their investment strategy. It is not possible to predict the future impact of changing law or regulation on the operations of Northstar Ireland. Such changes, if any, could have an adverse effect on Northstar Ireland. Northstar Ireland intends to conduct their business so that they will not be subject to licensing requirements or insurance regulations in the United States. The insurance laws of each U.S. state and many non-U.S. jurisdictions regulate the sale of insurance within that jurisdiction by alien insurers which are not authorized or admitted to do business in that jurisdiction. Northstar Ireland does not intend to maintain an office or to solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction other than Ireland where their activities would require it to be so authorized or admitted. Northstar Ireland believes that so long as they follow their operating guidelines, they will conduct their activities in compliance with applicable insurance statutes and regulations. However, we cannot assure you that insurance regulators in the United States or elsewhere will not review their activities or, that if there were such a review, that they would not be successful in claiming that Northstar Ireland are subject to the jurisdiction’s licensing requirements.

If Northstar Ireland chooses to attempt, or deem it necessary, to become licensed in a jurisdiction other than Ireland, Northstar Ireland may have to modify its operations and business in manner that could be adverse to them.

The modification of the conduct of Northstar Ireland’s business resulting from becoming licensed in certain jurisdictions could significantly and negatively affect their business, including subjecting them to risk-based capital and other regulations which could substantially affect the composition of their hedge portfolio and the returns on the portfolio. In addition, their failure to comply with insurance statutes and regulations could significantly and adversely affect their business by limiting their ability to conduct business as well as subjecting it to penalties and fines.

In the past, there have been congressional and other initiatives in the United States regarding proposals to supervise and regulate insurers domiciled outside the United States. Currently, Ireland is not listed as a country subject to these proposals. However, if in the future Northstar Ireland were to become subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, we will not be able to assure that they would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on their business.

Northstar Ireland may be unable to provide adequate collateral for reinsurance treaties, which would adversely affect their operations.

Many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security measures are in place. Accordingly, for each reinsurance treaty, Northstar Ireland creates a trust to hold sufficient assets as collateral, establish a letter of credit, enter into a funds withheld arrangement, or other arrangement that will provide the ceding insurer credit for reinsurance. If Northstar Ireland were to be unable to provide collateral sufficient to provide the required security for their reinsurance treaties, their ability to operate their business would be severely limited. In addition, Northstar Ireland may not be able to obtain such collateral on favorable terms, which could adversely affect their financial condition, operating costs and new business volume.

Risks Related to Being a Barbados Company

Insurance Regulations

Allied Provident holds an Insurance License issued in accordance with the terms of the Exempt Insurance Act, 1983 (Act 1983-9) (as revised) of Barbados, or the “Law”, and is subject to regulation by the Barbados Insurance Supervisor, in terms of the implementation and interpretation of the Law. It is the duty of the Insurance Supervisor to examine the affairs or business of any licensee or other person carrying on, or who has carried on, insurance business in order to ensure that the Law has been complied with and that and the licensee is in a sound financial position and is carrying on its business in a satisfactory manner.

As the holder of an Exempt Insurance License, Allied Provident is permitted to undertake insurance business from Barbados, but, other than with the prior written approval of the Insurance Supervisor, may not engage in any Barbados domestic insurance business except to the extent that such business forms a minor part of the international risk of a policyholder whose main activities are in territories outside Barbados.

Allied Provident is required to comply with the following principal requirements under the Law:

•	the maintenance of a net worth (defined in the Law as the excess of assets, including any contingent or reserve fund secured to the satisfaction of the Insurance Supervisor, over liabilities other than liabilities to partners or shareholders) of at least 250,000 Barbados dollars (which is equal to approximately US $125,000), subject to increase by the Insurance Supervisor depending on the type of business undertaken;
•	to carry on its insurance business in accordance with the terms of the license application submitted to the Insurance Supervisor, to seek the prior approval of the Insurance Supervisor to any proposed change thereto, and annually to file a certificate of compliance with this requirement, in the prescribed form, signed by an independent auditor, or other party approved by the Insurance Supervisor;
•	to prepare annual accounts in accordance with generally accepted accounting principles, audited by an independent auditor approved by the Insurance Supervisor;
•	to seek the prior approval of the Insurance Supervisor in respect of the appointment of directors and officers and to provide the Insurance Supervisor with information in connection therewith and notification of any changes thereto;
•	to notify the Insurance Supervisor as soon as reasonably practicable of any change of control of the Allied Provident Organization, the acquisition by any person or group of persons of shares representing more than 10% of the issued shares of the Allied Provident Organization or total voting rights and to provide such information as the Insurance Supervisor may require for the purpose of enabling an assessment as to whether the persons acquiring control or ownership are fit and proper persons to acquire such control or ownership;
•	to maintain appropriate business records in Barbados; and
•	to pay an annual license fee.

The Law requires that the holder of an Exempt Insurance License engage a licensed insurance manager operating in the Barbados to provide insurance expertise and oversight, unless exempted by the Insurance Supervisor. Allied Provident has engaged Amphora Captive Administrators Limited to perform these functions and has a written management agreement with them.

Where the Insurance Supervisor believes that a licensee is committing, or is about to commit or pursue, an act that is deemed to be unsafe or an unsound business practice, the Insurance Supervisor may request that the licensee cease or refrain from committing the act or pursuing the offending course of conduct. Failures to comply with Insurance Supervisor regulation may be punishable by a fine of up to one hundred thousand Barbados dollars (US$121,951 based on Barbados’ pegged exchange rate of CI$0.82 per US$1.00), and an additional ten thousand Barbados dollars (US $12,195) for every day after conviction that the breach continues.

Whenever the Insurance Supervisor believes that a licensee is or may become unable to meet its obligations as they fall due, is carrying on business in a manner likely to be detrimental to the public interest or to the interest of its creditors or policyholders, has contravened the terms of the Law, or has otherwise behaved in such a manner so as to call into question the licensee’s fitness, the Insurance Supervisor may take one of a number of steps, including requiring the licensee to take steps to rectify the matter, suspending the license of the licensee, revoking the license imposing conditions upon the license and amending or revoking any such condition, requiring the substitution of any director, manager or officer of the licensee, at the expense of the licensee, appointing a person at the licensee’s expense to advise the licensee on the proper conduct of its affairs and to report to the Insurance Supervisor thereon, appointing a person to assume control of the licensee’s affairs or otherwise requiring such action to be taken by the licensee as Insurance Supervisor considers necessary, any of which would have a material adverse effect on the business of the Allied Provident Organization.

Any suspension or revocation of its insurance license would materially impact its ability to do business and implement the Allied Provident Organization’s business strategy.

Allied Provident is licensed as both an insurance company and a reinsurer only in Barbados and does not plan to be licensed in any other jurisdiction. The suspension or revocation of its license to do business as a insurance and reinsurance company in Barbados for any reason would mean that it would not be able to enter into any new insurance or reinsurance contracts until the suspension ended or it became licensed in another jurisdiction. Any such suspension or revocation of its license would negatively impact its reputation in the insurance and reinsurance marketplace and could have a material adverse effect on the Allied Provident Organization’s results of operations.

Allied Provident’s ability to pay dividends is subject to certain restrictions.

The bylaws of Allied Provident provide that the board of directors may not declare dividends if the company is unable (or would be unable following payment of the dividend) to pay its liabilities as they become due, or if the value of the company’s assets would be less than the aggregate of its liabilities and stated capital. In addition, any dividends declared by the board of Allied Provident are subject to approval by Barbados regulators.

Risks Related to Being a British Virgin Islands Company

Amalphis’ ability to pay dividends is subject to certain restrictions.

Amalphis has not, and currently does not intend, to declare and pay dividends on our shares. In addition, its ability to pay dividends is limited by the laws of the British Virgin Islands and by its status as a holding company.

For example, its Articles of Association contain certain limitations regarding the payment of dividends in accordance with the laws of the British Virgin Islands. Pursuant to its Articles of Association, Amalphis may only pay dividends if its board of directors determines that, immediately after the dividend, the value of Amalphis’ assets will exceed its liabilities and that it will be able to pay its debts as they become due.

As a holding company, Amalphis transacts business through Allied Provident, and its primary asset is the capital stock of Allied Provident. Accordingly, its ability to pay dividends depends upon the surplus and earnings of Allied Provident and any limitations on its ability to pay dividends to Amalphis.

Other Regulations in the British Virgin Islands

As a British Virgin Islands BVI Business Company, Amalphis may not carry on business or trade locally in the British Virgin Islands except in furtherance of its business outside the British Virgin Islands and it is prohibited from soliciting the public of the British Virgin Islands to subscribe for any of its securities or debt. Amalphis is further required to file a return with the Registrar of Companies in January of each year and to pay an annual registration fee at that time.

Taxation

Risks Related to Bermuda Taxation

Northstar and Northstar Bermuda may become subject to taxes in Bermuda after March 28, 2016, which may have a material adverse effect on their financial condition and operating results.

Northstar and Northstar Bermuda will seek an assurance from the Bermuda Minister of Finance, under the Bermuda Exempted Undertakings Tax Protection Act 1966, as amended, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Northstar and Northstar Bermuda or any of their operations or shares, debentures or other obligations (except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by them in respect of real property or leasehold interests in Bermuda held by them) until March 28, 2016.

Because the Minister of Finance’s expected assurance extends only until March 28, 2016, Northstar and Northstar Bermuda cannot be certain that they will not be subject to any Bermuda tax after such date. Because Northstar and Northstar Bermuda are Bermuda companies, each will be subject to changes of law or regulation in Bermuda that may have an adverse impact on their operations, including the imposition of tax.

In the event of a change or adverse interpretation of relevant income tax law, regulation or treaty, Northstar’s overall tax rate may be substantially higher than the rate used for purposes of its consolidated financial statements.

Northstar’s effective tax rate will be based upon the application of currently applicable income tax laws, regulations and treaties, as well as current judicial and administrative interpretations of these income tax laws, regulations and treaties. These income tax laws, regulations and treaties, and the administrative and judicial authorities interpreting them, are subject to change at any time, and any such change may be retrospective. Presently, a number of countries are considering changes to their tax laws that have the potential to affect negatively the tax expense of our subsidiaries after the Closing, including those that operate within and outside those countries. At present, certain pieces of proposed legislation could, if enacted in their current form, adversely impact Northstar’s tax rate and the amount of tax that it pays. However, it is unclear whether these proposals will be enacted in their current form and the Company does not believe it is possible at this time to predict whether and how future proposals may affect Northstar’s and the Company’s results on a consolidated basis.

The impact of the Organization for Economic Cooperation and Development’s directive to eliminate harmful tax practices is uncertain and could adversely affect Northstar and Northstar Bermuda’s tax status in Bermuda.

The Organization for Economic Cooperation and Development (the “OECD”) has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD’s report dated April 18, 2002 and periodically updated, Bermuda was not listed as uncooperative tax haven jurisdictions because it had previously committed to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. The Company is not able to predict what changes will arise from the commitment or whether such changes will subject Northstar or Northstar Bermuda to additional taxes.

Risks Related to Ireland Taxation

Northstar’s effective tax rate will be based upon the application of currently applicable income tax laws, regulations and treaties, as well as current judicial and administrative interpretations of these income tax laws, regulations and treaties. These income tax laws, regulations and treaties, and the administrative and judicial authorities interpreting them, are subject to change at any time, and any such change may be retrospective.

Risks Related to British Virgin Islands Taxation

Amalphis may become subject to taxation in 2028 which would negatively affect its results.

Under current British Virgin Islands law, Amalphis is not obligated to pay any taxes in the British Virgin Islands on either income or capital gains. The Governor-in-Cabinet of the British Virgin Islands has granted Amalphis an exemption from the imposition of any such tax on it for a period of twenty years from 2008. There can be no assurance given that after such date it would not be subject to any such tax. If it were to become subject to taxation in the British Virgin Islands, its financial condition and results of operations could be significantly and negatively affected.

Risks Related to Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or the Company’s shareholders. The Cayman Islands are not party to a double tax treaty with any country that is applicable to any payments made to or by the Company.

The Company has applied for and has received an undertaking dated April 3, 2007 from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

Risks Related to U.S. Taxation

The Company and the Insurance Companies could be treated as engaged in a trade or business in the United States for federal income tax purposes and subject to U.S. federal corporate income tax, a 30% branch profits tax, and possibly state and local taxes. The Company and the Insurance Companies could also be subject to a 30% U.S. federal withholding tax if certain U.S. source income is earned by these entities.

Because the determination of whether the Company and the Insurance Companies are engaged in a trade or business is essentially factual, there can be no assurance that they will not be treated as engaged in a trade or business in the United States for federal income tax purposes and subject to U.S. federal income tax (and possibly a 30% branch profits) on its income that is effectively connected to its trade or business in the United States. Any such taxes could have a material adverse effect on the Company and the Insurance Companies.

Potential Application of the Federal Insurance Excise Tax

The IRS has held that the U.S. federal insurance excise tax (“FET”) is applicable at a 1% rate on reinsurance cessions or retrocessions of “U.S. risk” by U.S. insurers or reinsurers to non-U.S. reinsurers, as well as to all reinsurance cessions or retrocessions of U.S. risks by non-U.S. insurers or reinsurers to non-U.S. reinsurers, even if the FET has been paid on prior cessions of the same risks. The liability for the FET may be imposed on either the ceding party or the cedant. Also, in certain instances a 4% excise tax can apply. The Company makes no representations or opinion with respect to the potential application of the FET.

Potential Application of the “Controlled Foreign Corporation” Rules

If the Company is treated as a “controlled foreign corporation” (a “CFC”) for 30 days or more in its taxable year, a U.S. Holder (as defined below under “United States Taxation”) that owns (directly, indirectly, including through non-U.S. corporations, or constructively) at least 10% of the total combined voting power of the Company (such a shareholder, a “10% U.S. shareholder”) would be subject to tax on its pro rata share of the Company’s “subpart F income”, as the case may be (which could be all or substantially all of their income), even if the income is not distributed.

The Company will be a CFC if 10% U.S. shareholders own in the aggregate more than 50% of the combined voting power or value of the shares of the Company (taking in to account direct and indirect ownership through the Company and certain attribution rules). Nevertheless, U.S. Holders should generally not be subject to tax on the Company’s income so long as the U.S. Holder does not own and is not treated as owning securities entitled to more than 9.9% of the total voting power of all classes of the Company’s shares at any time. However, as summarized immediately below, U.S. Holders may be required to report a portion of the Company’s “related party insurance income.” Prospective U.S. Holders should consult their tax advisors on the application of the indirect and constructive ownership rules that may apply to them and the consequences of being a 10% U.S. shareholder of the Company subject to current tax on some or all of the Company’s income.

U.S. Holders may be subject to current U.S. federal income taxation at ordinary income rates on their proportionate share of the Company’s related person insurance income, even if that income is not distributed.

If (i) United States persons own 25% or more of the Company’s shares (by vote or by value), (ii) an Insurance Company’s related person insurance income (or “RPII”), determined on a gross basis, is equal to or exceeds 20% of the Insurance Company’s gross insurance income in any taxable year, and (iii) persons that are directly or indirectly insured by an Insurance Company own directly or indirectly 20% or more of such Insurance Company’s voting power or value, then any U.S. Holder that owns shares of the Company directly, indirectly, or constructively on the last day of the Insurance Company’s taxable year would be required to include the U.S. Holder’s pro rata share of such Insurance Company’s RPII for the entire taxable year, determined as if the Insurance Company’s RPII were distributed proportionately only to U.S. Holders that hold interests in the Company on that date, even if the income is not distributed. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization generally will be treated as “unrelated business taxable income” of that U.S. tax-exempt organization.

The Company may not be able to avoid earning RPII equal to or in excess of 20% of its gross insurance income. Accordingly, the Company and the Insurance Companies cannot offer any assurances that the RPII will be less than 20% of such Insurance Company’s gross income in any year.

U.S. Holders that dispose of the Company’s shares may be subject to U.S. federal income taxation at the rates applicable to dividends on all or a portion of their gains.

The RPII rules provide that if a U.S. Holder disposes of shares in a non-U.S. insurance company in which United States persons own 25% or more of the shares and the insurance company earns any RPII in that year, any gain from the disposition will generally be treated as a dividend to the extent of the holder’s share of the insurance company’s undistributed earnings and profits that were accumulated during the period that the U.S. Holder owned the shares. In addition, the U.S. Holder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the holder.

It is possible that an Insurance Company will earn RPII in each year and it is also possible that United States persons will own 25% or more of the interest in such Insurance Company (through the ownership of the Company’s shares). If these rules do apply to gain on the sale of the Company’s shares, any gain recognized by a U.S. Holder on a sale of the Company’s shares may be treated as ordinary income to the extent of the Insurance Company’s current and accumulated earnings and profits. Prospective U.S. Holders should consult with their tax advisor on the character of any gain on the sale of shares.

U.S. Holders that hold the Company’s securities will be subject to adverse U.S. federal income tax consequences if the Company or an Insurance Company is treated as a passive foreign investment company.

If the Company or an Insurance Company is treated as a “passive foreign investment company” (or a “PFIC”) for U.S. federal income tax purposes, a U.S. Holder who owns any of the Company’s shares directly or indirectly will be subject to adverse U.S. federal income tax consequences, including taxation of any gain and certain “excess distributions” at ordinary income rates and an additional penalty tax in the nature of an interest charge. Neither the Company nor any Insurance Company makes any representation with respect to their potential classification as a PFIC.

A PFIC is defined as a foreign corporation 75% of whose gross income in a taxable year (including its pro rata share of the gross income of any company in which it is considered to own, directly or indirectly, at least 25% of the shares by value) is passive income, or at least 50% of whose assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. If we are a PFIC for any taxable year during which a U.S. Holder that exercises redemption rights was a shareholder, and if such U.S. Holder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares, such U.S. Holder will be subject to special rules with respect to any gain that it recognizes on the redemption of its shares. Under these special rules, the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for the shares; the amount allocated to the taxable year in which the U.S. Holder recognizes the gain will be taxed as ordinary income; the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year.

Changes in U.S. federal income tax law could materially adversely affect the Company or its Investors.

It is possible that legislation could be introduced and enacted by Congress, or U.S. Treasury regulations could be issued, that could have an adverse effect on the Company or its investors. In particular, a bill was introduced in Congress on October 27, 2009 that would require certain foreign corporations (such as the Company and the Insurance Companies) to enter into an agreement with the IRS to disclose to the IRS the name, address, and tax identification number of any U.S. person who owns an interest in the Company or an Insurance Company, and impose a 30% withholding tax on certain payments of income or capital gains to the Company or an Insurance Company if it fails to enter into the agreement or satisfy its obligations under the agreement. A version of this legislation was included in a bill that passed the U.S. House of Representatives on December 9, 2009. If the Company or an Insurance Company fails to enter into the agreement or satisfy its obligations under the agreement, payments to it may be subject to a withholding tax, which could reduce the cash available for investors. Additionally, existing U.S. federal income tax laws are unclear on several aspects relating to the Company, the Insurance Companies, and their U.S. Holders, and interpretations of current law could have an adverse effect on the Company, the Insurance Companies, and U.S. Holders of the Company’s shares, particularly with respect to whether the Insurance Companies are engaged in a trade or business within the United States, whether the Company or an Insurance Company is a PFIC, whether U.S. Holders are subject to current tax on the Company’s or such Insurance Company’s “subpart F income,” and whether gain on the Company’s shares is treated as ordinary income. These interpretations could possibly have a retroactive effect. Prospective investors should consult their tax advisors regarding possible legislative and administrative changes and their effect on the federal tax treatment of the Company, the Insurance Companies and their investment in the Company and the Insurance Companies.

Risks Related to the Investment Strategies after Closing

Dependence upon the Stillwater and Weston principals

The success of the Stillwater Funds and the Wimbledon Funds will depend on the skill and acumen of the primary portfolio managers for Stillwater and Weston. If any of them were to die, become disabled or suffer any incapacity, it could have a material adverse effect on the affairs of the Company. Further, if any such person should cease to participate in the business of the Stillwater Funds or the Wimbledon Funds, their ability to select attractive investments and manage its portfolio could be severely impaired, which could have a material adverse effect on the Company.

Limited Liquidity

A substantial portion of the investments currently held by the Stillwater Funds and the Wimbledon Funds lack liquidity. Furthermore, though it is intended that new investments will be in securities traded on listed exchanges, some investments may be thinly traded. This could present a problem in realizing the prices quoted and in effectively trading the position(s). In certain situations, the Insurance Companies may invest in illiquid investments which could result in significant loss in value should they be forced to sell the illiquid investments as a result of rapidly changing market conditions or as a result of margin calls or other factors. In addition, U.S. futures exchanges typically establish daily price limits for most futures contracts. If the future’s price moves up or down in a single day by an amount equal to the daily price limit, it might not be able to enter or exit a position as desired. This may prevent an exit from an unprofitable position and lead to losses. In addition, the exchange or the CFTC may halt trading in a particular market or otherwise impose restrictions that affect trade execution.

Risk of hedging transactions

Hedging strategies in general are usually intended to limit or reduce investment risk, but can also be expected to limit or reduce the potential for profit. No assurance can be given that any particular hedging strategy will be successful.

Risk of derivative instruments

The Insurance Companies may make use of various derivative instruments, such as options. The use of derivative instruments involves a variety of risks, including the risks inherent in the extremely high degree of leverage often embedded in such instruments. In addition, derivative instruments often have limited liquidity, which can make it difficult as well as costly to close out open positions in order either to realize gains or to limit losses. Derivatives may be traded using a principal-to-principal or “over-the-counter” contract between the Insurance Companies and third parties. The risk of counterparty nonperformance, financial soundness and creditworthiness can be significant in the case of over-the-counter instruments, and “bid-ask” spreads may be unusually wide in these substantially unregulated markets. In addition, there is no guarantee that non-exchange markets will remain liquid enough for the Insurance Companies to close out positions.

Risks involving options

Investing in options can provide a greater potential for profit or loss than an equivalent investment in the underlying asset. The value of an option may decline because of a decline in the value of the underlying asset relative to the strike price, the passage of time, changes in the market’s perception as to the future price behavior of the underlying asset, or any combination thereof. In the case of the purchase of an option, the risk of loss of an investor’s entire investment in the option (i.e., the premium paid plus transaction charges) reflects the nature of an option as a wasting asset that may become worthless when the option expires. Where an option is written or granted (sold) uncovered, the seller may be liable to pay substantial additional margin and the risk of loss is unlimited, as the seller will be obligated to deliver, or take delivery of, an asset at a predetermined price which may, upon exercise of the option, be significantly different from the then market value.

Over-the-counter options generally are not assignable except by agreement between the parties concerned, and no party or purchaser has any obligation to permit such assignments. The over-the-counter market for options is relatively illiquid, particularly for relatively small transactions which may be used in the investment strategies of the Insurance Companies.

Transaction counterparty risk.  The receipt of monies owed under the terms of each option structure is subject to and dependent on the counterparty’s ability to pay such monies. As a result, the Insurance Companies are susceptible to risks relating to the creditworthiness of the counterparty. In addition, the counterparty acts as principal and does not act in the capacity of a fiduciary to the Insurance Companies with respect to the option structures.

Lack of centralized clearing.  Because there is no central clearing agency for options, if the counterparty fails to make the cash payments required to settle an option, the Insurance Companies may lose any premium paid for the option as well as any anticipated benefit of the option. In such a situation, the Insurance Companies would look to the counterparty for recovery of any loss sustained by them that was caused by the failure of the counterparty to perform under the option.

Volatility of transactions; Leverage.  The value of the option depends on the performance of the underlying security. In addition, options will be leveraged and most, if not all, of the underlying securities to which an option is referenced use leverage and may also utilize over-the-counter derivative instruments. As a result, relatively small movements in the market prices of the instruments traded by the underlying securities can result in immediate and substantial losses. Such losses ultimately can adversely affect the economic return of the options.

No direct ownership of the underlying funds.  The options are intended to provide an economic return based on the performance of the underlying securities. The Insurance Companies will not have any rights of ownership or other rights to such securities, either directly or indirectly. Even if the Insurance Companies generate a profit, a default on the part of the counterparty could result in losses.

Delay in payment.  Under the anticipated terms of an option, the Insurance Companies will not receive payments until after the counterparty receives the redemption proceeds from the liquidation of the assets comprising its hedging position, if any. In the event that valuation difficulties arise, payment could be delayed and such delay potentially could be for a significant period of time.

Valuation risks.  The value of an option is not subject to verification through price transparency which typically results from secondary market trading. The value of an option is based upon the economic performance of the underlying securities, which may be illiquid and generally difficult to value.

Dependency on issuer for leverage strategy.  The ability of the Insurance Companies to use leverage through options, and to maintain the desired leverage ratio, is dependent on the counterparty’s willingness and ability to execute the options.

Market volatility

The profitability of the Insurance Companies substantially depends upon correctly assessing the future price movements of stocks, bonds, options and other securities or commodities, and the movements of interest rates. The Company cannot guarantee that the Insurance Companies will be successful in accurately predicting price and interest rate movements.

Investment activities

The Insurance Companies’ investment activities involve a significant degree of risk. The performance of any investment is subject to numerous factors which are neither within the control of nor predictable by the Company. Such factors include a wide range of economic, political, competitive and other conditions (including acts of war or terrorism) which may affect investments in general or specific industries or companies. In recent years, the securities markets have become increasingly volatile, which may adversely affect the ability of the Insurance Companies to realize profits. As a result of the nature of the Insurance Companies’ investing activities, it is possible that the Company’s financial performance may fluctuate substantially from period to period.

Risks related to use of leverage

The Insurance Companies may use leverage in their investment program, including the use of borrowed funds and investments in option structures, and may use certain types of options, such as puts, calls and warrants, which may be purchased for a fraction of the price of the underlying securities while giving the purchaser the full benefit of movement in the market of those underlying securities. While such strategies and techniques increase the opportunity to achieve higher returns on the amounts invested, they also increase the risk of loss. To the extent the Insurance Companies purchase securities with borrowed funds, their net assets will tend to increase or decrease at a greater rate than if borrowed funds are not used. The level of interest rates generally, and the rates at which such funds may be borrowed in particular, could affect the operating results of the Insurance Companies. If the interest expense on borrowings were to exceed the net return on the portfolio securities purchased with borrowed funds, the Insurance Companies’ use of leverage would result in a lower rate of return than if there was no leverage.

Risks related to short sales

The Insurance Companies may sell securities short. Short selling involves the sale of a security that the Insurance Companies do not own and must borrow in order to make delivery in the hope of purchasing the same security at a later date at a lower price. Theoretically, securities sold short are subject to unlimited risk of loss because there is no limit on the price that a security may appreciate before the short position is closed. In addition, the supply of securities that can be borrowed fluctuates from time to time. The Insurance Companies may be subject to losses if a security lender demands return of the lent securities and an alternative lending source cannot be found.

Risks associated with counterparties

The Insurance Companies will engage in transactions in securities and financial instruments that involve counterparties, including the counterparties to options. Under certain conditions, a counterparty to a transaction or an option could default or file for bankruptcy, or the market for certain securities and/or financial instruments may become illiquid. In such event, the Insurance Companies could suffer losses and/or experience liquidity problems. In addition, the Insurance Companies’ rights against counterparties to options constitute general unsecured (i.e., not collateralized) obligations of the counterparty and are subject to the credit risk of the counterparty.

Risks of trading futures

Trading futures is a highly risky strategy. Whenever an Insurance Company purchases a particular future, there is a substantial possibility that it may sustain a total loss of its purchase price. The prices of futures are, in general, much more volatile than prices of securities such as stocks and bonds. As a result, the risk of loss in trading futures is substantially greater than in trading those securities. Prices of futures react strongly to the prices of the underlying commodities. The prices of these underlying products, in turn, rise and fall based on changes in interest rates, international balances of trade, changes in governments, wars, weather and a host of other factors that are entirely beyond the control of the Insurance Companies and that are very difficult (and perhaps impossible) to predict.

Risks of investments in non-U.S. securities

The Insurance Companies may invest a portion of their assets in foreign securities, which may give rise to risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject. These risks may include political or social instability, acts of war or terrorism, the seizure by foreign governments of assets, withholding taxes on dividends and interest, high or confiscatory tax levels, and limitations on the use or transfer of portfolio assets. Enforcing legal rights in some foreign countries is difficult, costly and slow, and there are sometimes special problems enforcing claims against foreign governments. Non-U.S. securities markets may be less liquid, more volatile and less closely supervised by the government than in the United States. Foreign countries often lack uniform accounting, auditing and financial reporting standards, and there may be less public information about their operations.

Foreign securities often trade in currencies other than the U.S. dollar, and the Insurance Companies may directly hold foreign currencies and purchase and sell foreign currencies through forward exchange contracts. Changes in currency exchange rates will affect an Insurance Company’s net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of an Insurance Company’s investments to decline. Some foreign currencies are particularly volatile. Foreign governments may intervene in the currency markets, causing a decline in value or liquidity in an Insurance Company’s foreign currency holdings. If an Insurance Company enters into forward foreign currency exchange contracts for hedging purposes, it may lose the benefits of advantageous changes in exchange rates. On the other hand, if it enters forward contracts for the purpose of increasing return, it may sustain losses.

The Insurance Companies may make commodity investments in non-U.S. markets. In addition to the general risks of commodity trading discussed above, such investments face special risks particular to non-U.S. markets. Non-U.S. commodity markets may have greater risk potential than United States markets. Unlike trading on U.S. commodity exchanges, trading on non-U.S. commodity exchanges is not regulated by a regulatory body comparable to the CFTC. For example, some non-U.S. exchanges are principal markets so that no common clearing facility exists and a trader may look only to the broker for performance of the contract. In addition, any profits that an Insurance Company might realize in trading could be eliminated by adverse changes in the relevant currency exchange rate, or the Insurance Company could incur losses as a result of those changes. Transactions on non-U.S. exchanges may include both commodities that are traded on U.S. exchanges and those that are not.

Risks related to real estate

Certain of the assets of the Insurance Companies will be real estate and real estate-related assets. Accordingly, such assets are subject to risks associated with the direct and indirect ownership of real estate and with the real estate industry in general. These risks include, among others: possible declines in the value of real estate; risks related to general and local economic conditions; possible lack of availability of mortgage funds; overbuilding; extended vacancies of properties and fluctuations in occupancy rates; increases in competition, property taxes and operating expenses; changes in zoning laws; costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems; casualty or condemnation losses; uninsured damages from floods, earthquakes or other natural disasters; limitations on and variations in rents and fluctuations in interest rates. To the extent that real estate assets are concentrated geographically, by property type or in certain other respects, the Insurance Companies may be subject to certain of the foregoing risks to a greater extent.

Risks associated with trading limitations

For all securities listed on a securities exchange, including options listed on a public exchange, the exchange generally has the right to suspend or limit trading under certain circumstances. Such suspensions or limits could render certain strategies difficult to complete or continue and subject the Insurance Companies to losses. Also, such a suspension could render it impossible for the Insurance Companies to liquidate positions and thereby expose them to potential losses.

Risks Related to Our Company

ASSAC has no operating history and its future performance cannot be predicted based on the financial information included in this Proxy Statement.

ASSAC will not commence meaningful operations until the Transactions have been completed. Therefore, there is no historical information upon which to evaluate its performance. In general, companies in the initial stages of development present substantial business and financial risks and may suffer significant losses. There can be no assurance that ASSAC will be able to generate sufficient revenue from operations to pay its operating expenses. ASSAC also will be subject to risks generally associated with the formation of any new business. It must successfully develop business relationships, establish operating procedures, acquire property, obtain regulatory approvals, hire management and other staff and complete other tasks appropriate for the conduct of its intended business activities. In particular, ASSAC’s success depends on, among other things, its ability to:

•	attract and retain personnel with underwriting, actuarial and hedging expertise;
•	model and accurately price its reinsurance;
•	capitalize on new business opportunities; and
•	evaluate effectively the risks that it assumes under the reinsurance policies that it writes and manage such risks in volatile or down markets.

Failure to achieve any of these business objectives would have a materially adverse effect on ASSAC.

Fulfilling our obligations incident to being a public company after the Closing will be expensive and time consuming.

ASSAC, as a company without operations, have maintained relatively small finance and accounting staffs. ASSAC does not currently have an internal audit group. Although we have maintained disclosure controls and procedures and internal control over financial reporting as required under the U.S. federal securities laws with respect to our very limited activities, we have not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as the Northstar Companies and Allied Provident with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs. We may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

If our due diligence investigation of the Targets was inadequate, our shareholders could lose some or all of their investment.

In order to evaluate the business opportunity in connection with the Transactions, we conducted a due diligence investigation of the Targets. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process.

Even though we conducted what we believe to be extensive due diligence on the Targets we cannot be sure that this diligence identified all material issues that may be present inside the Targets, or their respective businesses or assets, as the case may be, or that factors outside of their respective businesses or assets, as the case may be, and outside of their control will not later arise. If we failed to identify issues specific to the Targets, their industry, their assets, or the environment in which they operate, it could result in losses for ASSAC and our shareholders.

As a non-U.S. company, we have elected to comply with the less stringent reporting requirements of the Exchange Act, as a foreign private issuer.

We are a Cayman Islands company, and our corporate affairs are governed by our Articles, the Companies Law and the common law of the Cayman Islands. As of May 2008 (i) we were advised that a majority of the executive officers of our company and 50% of the members of our board of directors are not United States citizens or residents, (ii) all of our assets, which primarily consists of a $115.0 million Trust Account representing the proceeds of our initial public offering, are being held in the London, England branch of Morgan Stanley, and (iii) our business is being administered by our board of directors and by a Business Combination Committee of our board consisting of three foreign directors. Upon the Closing, substantially all our assets will continue to be located outside the United States, a significant number of our directors and of our officers will not be U.S. citizens or residents, and our business will continue to be administered outside the United States. Based upon these, and other relevant factors, management and the board of directors of our company believes that we are, and after the Closing will potentially continue to be, a “foreign private issuer” as such term is defined in Rule 3b-4 of the Exchange Act. On May 15, 2008, we furnished a Form 6-K to the SEC stating that we would discontinue filing period reports on Form 10-K and 10-Q and interim reports on Form 8-K and that, going forward, we would file annual and periodic reports under the Exchange Act as a “foreign private issuer.” This means generally that in lieu of reports on Forms 10-K, 10-Q or 8-K, we will file annual reports on Form 20-F and periodic information on Form 6-K. We provide quarterly and other interim material information under cover of Form 6-K in accordance with applicable rules and regulations (including the listed company rules of the NYSE Amex Exchange) in a manner which we believe provides material and timely information. It is important to note that disclosure under Forms 20-F and 6-K may differ in certain material respects from disclosure on Forms 10-K, 10-Q and 8-K.

The principal differences between the reporting obligations of a foreign private issuer and those of a U.S. domestic company are as follows: Foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year while U.S domestic issuers that are accelerated filers are required to file their annual report of Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are not required to file regular quarterly reports on Form 10-Q that contain unaudited financial and other specified information

However, if a foreign private issuer makes interim reports available to shareholders, the foreign private issuer will be required to furnish copies of such reports to the SEC on a Form 6-K. Foreign private issuers are also not required to file current reports on Form 8-K upon the occurrence of specified significant events. However, foreign private issuers are required to file reports on Form 6-K disclosing whatever information the foreign private issuer has made or is required to make public pursuant to its home country’s laws or distributes to its shareholders and that is material to the issuer and its subsidiaries. Foreign private issuers are also exempt from the requirements under the U.S. proxy rules prescribing content of proxy statements and annual reports to shareholders. Although the NYSE Amex Exchange does require that we prepare and deliver to shareholders annual reports and proxy statements in connection with all meeting of shareholders, these documents are not required to comply with the detailed content requirements of the SEC’s proxy regulations applicable to U.S. domestic companies. Foreign private issuers generally disclose less detailed information regarding executive compensation and related matters. Officers, directors and 10% beneficial owners of foreign private issuers are exempt from requirements to file Forms 3, 4 and 5 to report their beneficial ownership of the issuer’s common stock under Section 16(a) of the Exchange Act and are also exempt from the related short-swing profit recapture rules under Section 16(b) of the Exchange Act.

In addition, as a foreign private issuer, we are exempt from, and you are not provided with the benefits of, most of the NYSE Amex corporate governance requirements, other than the requirement to maintain an audit committee consisting solely of independent directors under SEC Rule 10A-3. Instead of such disclosures, the SEC requires, that we provide disclosure in our annual report on Form 20-F, of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies pursuant to the NYSE Amex’s standards, and the rules of the NYSE Amex also require that we furnish such disclosure, either on our web site or in our annual report to shareholders. As a result, our independent directors will not have as much influence over our corporate policy as they would if we were not a foreign private issuer.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

The Company’s independent directors may decide not to enforce the indemnification obligations of the Company’s sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the holders of Public Shares upon liquidation.

Ho Capital Management LLC, the Company’s sponsor, has agreed to indemnify and hold the Company harmless against liabilities, claims, damages and expenses to which the Company may become subject as a result of any claim by any target business, prospective target business, vendor or other entity owed money by the Company for services rendered or products sold to the Company to the extent necessary to ensure that such claims do not reduce the amount in the Trust Account. In the event the proceeds in the Trust Account are reduced and the Company’s sponsor asserts it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, the Company’s independent directors would determine whether the Company would take legal action against the Company’s sponsor to enforce its indemnification obligations. While the Company currently expects the Company’s independent directors would take action on the Company’s behalf against the Company’s sponsor to enforce its indemnification obligations, it is possible the Company’s independent directors, in exercising their business judgment may choose not to do so in a particular instance. If the Company’s independent directors choose not to enforce the indemnification obligations of the Company’s sponsor, the amount of funds in the trust account available for distribution to the holders of Public Shares may be reduced and the per share liquidation distribution could be less than the initial $10.00 per share.

The holders of Public Shares who wish to have their shares redeemed into a pro rata portion of the funds held in the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising redemption rights.

The holders of Public Shares who wish to have their Public Shares redeemed into a pro rata portion of the funds held in the Trust Account must tender their certificates to the Company’s transfer agent prior to the Meeting or deliver their shares to the transfer agent electronically through the DTC. In order to obtain a physical stock certificate, a shareholder’s broker and/or clearing broker, DTC and the Company’s transfer agent will need to act to facilitate this request. Given the relatively short solicitation period, it is advisable for shareholders to use electronic delivery of the Public Shares.

In certain circumstances, the Company’s board of directors may be viewed as having breached its fiduciary duties to the Company’s creditors, thereby exposing itself and the Company’s shareholders to claims of punitive damages.

If the Company is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against the Company which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by the Company’s shareholders. Furthermore, because the Company intends to distribute the proceeds held in the Trust Account to the holders of Public Shares promptly after the termination of the Company’s existence by operation of law, this may be viewed or interpreted as giving preference to the holders of Public Shares over any potential creditors with respect to access to or distributions from the Company’s assets. Furthermore, the Company’s board of directors may be viewed as having breached its fiduciary duty to the Company’s creditors and/or may have acted in bad faith, thereby exposing itself and the Company to claims of punitive damages, by paying the holders of Public Shares from the Trust Account prior to addressing the claims of creditors. The Company cannot assure you that claims will not be brought against the Company for these reasons.

The holders of Public Shares at the time of the Transactions who purchased their shares in the IPO may have rescission rights or a claim for damages.

There are two aspects of the Transactions and the other matters described in this proxy statement which were not described in the prospectus issued by the Company in connection with its IPO. These include: that the funds in the Trust Account might be used to purchase shares from shareholders of the Company who have indicated their intention to vote against the Transactions and redeem their shares for cash or that the Company may seek to effectuate a business combination outside of Asia. Consequently, the Company’s use of funds in the Trust Account to purchase shares of shareholders who have indicated their intention to vote against the Acquisition Proposal or that the Company may seek to effectuate a business combination outside of Asia, might be grounds for a shareholder who purchased shares in the IPO, and still held by them upon learning of these facts, to seek rescission of the purchase of the units he or it acquired in the IPO. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or its securities caused by the alleged violation (including, possibly, punitive damages), together with interest. The rescission right and corresponding liability will continue against the Company after the Transaction. If the Company is required to pay damages, its results of operations could be adversely affected.

Payment of consideration to certain shareholders to influence the vote in favor of the Acquisition Proposal may not be fair to or in the best interest of all of the Company’s securityholders, including those who will not be offered or receive any such consideration.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding the Company or its securities, the Company, the Company’s sponsor, directors and officers, and/or their respective affiliates may negotiate arrangements to purchase Public Shares in private transactions from institutional and other sophisticated investors, or execute agreements to purchase such shares from them in the future, or they or the Company may enter into transactions with such persons and others to provide them incentives for acquiring Public Shares and voting such Public Shares in favor of the Acquisition Proposal. For example, persons entering into such transactions may receive a higher per share price or additional securities for their agreement to vote in favor of the Acquisition Proposal. Such arrangements may not be fair to, or in the best interest of, those shareholders not receiving any such additional consideration.

Risks Relating to the Transactions

Our shareholders will be subject to immediate substantial dilution.

After the Closing, we anticipate that there may be up to approximately 20,000,000 ordinary shares issued and outstanding. Our current public shareholders currently own 82.1% of our outstanding ordinary shares, and after the Closing, and before dilution resulting from the issuance of our equity securities in any additional financing we will seek to obtain, their percentage interest in the outstanding ordinary shares of our company may be reduced to as low as approximately 33%. In addition, on a fully-diluted basis, after giving effect to (a) the conversion of up to 856,550 Preferred Shares into approximately 114.2 million ordinary shares in connection with the acquisition of the Targets, (b) the exercise of our currently outstanding warrants, and (c) the issuance of any shares to our financial advisors, there could be issued and outstanding on a fully-diluted basis, an aggregate of approximately 153.0 million ordinary shares, before giving effect to any of the 11,500,000 publicly traded shares we may repurchase. As a result, our existing public shareholders may own as little as 2.6% of our fully-diluted ordinary shares after the Closing.

We will proceed with the Closing only if public shareholders owning one share less than 35% of the shares sold in our initial public offering exercise their redemption rights, which is a lower threshold than that of a traditional blank check company and will make it easier for us to proceed with the Closing.

We will proceed with the Closing only if (not all-inclusive and subject to the conditions precedent set forth in the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement): (i) a majority of the ordinary shares cast in person or by proxy at the Meeting are voted in favor of Proposal 1 through 4 (the Acquisition Proposal, the Repurchase Proposal, the Securities Issuance Proposal and the Increased Capital Proposal) and (ii) if Public Shareholders owning less than 35% of the total number of Public Shares exercise their redemption rights in accordance with the instructions set forth in this proxy statement. Accordingly, public shareholders owning up to one share less than 35% of the Public Shares may exercise their redemption rights and we could still proceed with the Closing. As a result, this may have the effect of making it more likely that we could consummate the transactions contemplated by the Acquisition Proposal even when a significant number of Public Shareholders have voted against it.

We may elect not to proceed with the Closing if the conditions precedent set forth in the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement are not satisfied.

The conditions precedent set forth in the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and the Northstar Agreement must be satisfied or waived by the appropriate parties in order for us to proceed with the Closing. Such conditions precedent include, without limitation, (i) completing mutually acceptable business, financial and legal due diligence investigations; (ii) obtaining the requisite shareholder approval for the transaction; and (iii) holders of less than 35% of the 11,500,000 ASSAC shares issued in ASSAC’s initial public offering shall have voted against the Acquisition Proposal and exercised their rights to redeem their shares in accordance with the procedures set forth herein.

Our officers and directors may have conflicts of interest.

The personal and financial interests of our directors and officers may influence their motivation in proceeding with the Closing. All of our executive officers and directors own ordinary shares which will be released from escrow only if we consummate a business combination. Our officers and directors and our sponsor have waived their right to the liquidation of the Trust Account in the event of our automatic dissolution and liquidation with respect to those shares upon the liquidation of the Trust Account to our public shareholders if we are unable to complete the transactions contemplated by the Acquisition Proposal. The shares and warrants owned by these persons (including our officers and directors) will be worthless if a Closing or other business combination does not occur.

When you consider the recommendation of our board of directors that you vote in favor of adoption of the Acquisition Proposal, you should keep in mind that our directors and executive officers have interests in transactions contemplated by the Acquisition Proposal that are different from, or in addition to, your interest as a shareholder. These interests include the matters set forth below.

•	Our sponsor Ho Capital Management LLC and all of our officers and directors or their affiliates own ordinary shares which will be released from escrow after three years from the date of our prospectus only if we consummate a business combination and with respect to which they are waiving their redemption and liquidation distribution rights if we liquidate.
•	Ho Capital Management, which is co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman of our board of directors, and Noble Investment Fund Limited, purchased 5,725,000 Insiders Warrants at a purchase price of $1.00 per warrant immediately prior to the date of our prospectus, and such Insiders Warrants will expire worthless if we do not complete our initial business combination and we dissolve and liquidate.
•	In connection with our initial public offering, each of our directors, executive officers and affiliates (including our sponsor, Ho Capital Management LLC, Allius Ltd. and Noble Investment Fund Limited) agreed to indemnify ASSAC against any loss or damage whatsoever as a result of a claim by a vendor or target business to the extent such loss or damage reduces the amount held in the Trust Account. If the acquisition is not consummated, such directors, officers and affiliates could potentially be liable for any claims against the Trust Account. If the costs related to the acquisition incurred by ASSAC exceed the available cash outside of the Trust Account, these costs would be subject to the potential indemnification obligations of the directors, executive officers and affiliates of ASSAC to the Trust Account if the acquisition is not consummated and accordingly the directors, executive officers and affiliates have a personal interest in recommending the approval of Proposals 1 though 4.

•	An entity affiliated with Marshall Manley, our Chief Executive Officer will purchase 5,333,333 of our restricted ordinary shares, at a purchase price of $3.75 per share. Michael Kantor, a candidate for director, will purchase 80,000 of our restricted ordinary shares, at a purchase price of $3.75 per share See “Management — Executive Officers and Directors — Director and Executive Officer Compensation” below.

Accordingly, the personal and financial interests of these officers and directors and our sponsor may influence their motivation in identifying and selecting a target business and completing the transactions contemplated by the Acquisition Proposal in a timely manner. Consequently, these officers and directors’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest.

We will dissolve and liquidate if we do not consummate the transactions contemplated by the Acquisition Proposal.

Pursuant to, among other documents, our Articles, if we do not complete the Minimum Acquisition prior to January 23, 2010, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. Upon dissolution, we will distribute to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the Trust Account (net of taxes payable and that portion of the interest earned previously released to us). Our initial shareholders, as well as our sponsor who purchased Insiders Warrants immediately prior to our initial public offering, have waived their rights to participate in any liquidation distribution with respect to their Insiders Shares and the Insiders Warrants will expire worthless upon our liquidation and dissolution. There will be no distribution from the Trust Account with respect to our warrants which will expire worthless. We will pay the costs of our dissolution and liquidation. Our sponsor, Noble Investment Fund Limited and Allius Ltd. have agreed to indemnify us, jointly and severally, for these expenses to the extent there are insufficient funds available from the proceeds not held in the Trust Account and interest released to us. Upon notice from us, the trustee of the Trust Account will liquidate the investments constituting the Trust Account and will turn over the proceeds to our transfer agent for distribution to our public shareholders as part of our dissolution and liquidation. Concurrently, we shall pay, or reserve for payment, from interest released to us from the Trust Account if available, our liabilities and obligations, although we cannot give you assurances that there will be sufficient funds for such purpose. The amounts held in the Trust Account may be subject to claims by third parties, such as vendors, prospective target business or other entities, if we do not obtain waivers in advance from such third parties prior to such parties providing us with services or entering into arrangements with them.

These procedures may result in substantial delays in the liquidation of our Trust Account to our public shareholders as part of our automatic dissolution and liquidation.

We did not obtain an opinion from an investment banking firm or appraiser as to the fair market value of the Targets or an opinion as to the fairness from a financial point of view to ASSAC or our shareholders of such acquisition. Instead, our board of directors independently determined that the Targets have sufficient fair market value.

The Targets must have a fair market value equal to at least 80% of the amount in our Trust Account (excluding $3,450,000 of deferred compensation to be held for the benefit of the underwriters) at the time of their acquisition. There is no limitation on our ability to raise funds privately or through loans that would allow us to acquire the Targets with a fair market value in an amount considerably greater than 80% of the amount in our Trust Account (excluding $3,450,000 of deferred compensation to be held for the benefit of the underwriters) at the time of the acquisition. The fair market value of the Targets was determined by ASSAC’s board of directors based upon standards generally accepted by the financial community, such as actual and potential revenues, investment returns, net asset values, earnings and cash flow. We were not required to obtain an opinion from an investment banking firm as to the fair market value of the Targets since our board of directors independently determined that the target business has sufficient fair market value.

Our initial shareholders may purchase ordinary shares from shareholders who would otherwise choose to vote against the transactions contemplated by the Acquisition Proposal and exercise their redemption rights in connection with such business combination. Our financial advisors may also seek to arrange purchases of such shares. Any such transactions would make approval of the transactions contemplated by the Acquisition Proposal more likely.

Our initial shareholders own ordinary shares that will be worthless if we do not consummate the transactions contemplated by the Acquisition Proposal. Immediately prior to our initial public offering, our sponsor also purchased warrants exercisable for our ordinary shares (for an aggregate of $5,725,000), which will also be worthless if we do not consummate the transactions contemplated by the Acquisition Proposal. See “Our Directors and Officers may have conflicts of interest,” above.

Given the interest that our initial shareholders have in a business combination being consummated, it is possible that our initial shareholders will acquire securities from public shareholders (in the open market and/or in privately negotiated transactions) who have elected to redeem their ordinary shares in order to change their vote to vote in favor of the transactions contemplated by the Acquisition Proposal. In addition, our financial advisors will attempt to arrange purchases of our ordinary shares in open market or privately negotiated transactions by investors seeking to invest in the reinsurance business in which we will be engaged if the transactions contemplated by the Acquisition Proposal are consummated. (For a description of the compensation payable to our financial advisors for these and other services, see “Summary — Transaction Expenses.”) Such purchases, if made in sufficient amounts, could result in the transactions contemplated by the Acquisition Proposal being approved even if 35% or more of our public shareholders would have elected to exercise their redemption rights, or more than 50% of our public shareholders would have voted against the transactions contemplated by the Acquisition Proposal, but for the purchases made by our initial shareholders and the purchases arranged by our financial advisors. Any such privately negotiated transactions would include a contractual acknowledgement that such shareholder, although still the record holder of our ordinary shares is no longer the beneficial owner thereof and therefore agrees to vote such ordinary shares as directed by us or our initial shareholders or to deliver proxies to the purchasers of such shares. Public Shareholders who have already cast votes against the Acquisition Proposal, and requested redemption of all of their shares who subsequently resell their shares to our initial shareholders or in transactions arranged by our financial advisors would be required to revoke their prior votes against the Acquisition Proposal and to revoke their prior elections to redeem all of their shares and to cast new votes in favor of the Acquisition Proposal. The revocation of prior negative votes and substitution therefor of votes in favor of the Acquisition Proposal would have the effect of reducing redemptions and increasing votes in favor of the Acquisition Proposal, thereby making it more likely that a proposed business combination would be approved.

If the Transactions are consummated and a large portion of the funds in the Trust Account are used for the purchase, directly or indirectly, of Public Shares, such funds will not be available to the Company for working capital and general corporate purposes.

After the payment of expenses associated with the Transactions, including investment banking and deferred underwriting commissions, the balance of funds in the Trust Account will be available for working capital and general corporate purposes. However, up to all of the funds in the Trust Account may be used to acquire shares from the holders of Public Shares who have indicated their intention to vote against the Acquisition Proposal, but instead agree to sell their shares to the Company or its affiliates so that such shares will be voted in favor of the Acquisition Proposal. As a consequence of such purchases, the funds in the Trust Account that are so used will not be available to the Company after the Transactions and the actual amount of such funds it may retain for its own use will be diminished.

The exercise of the Company’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Transactions may result in a conflict of interest when determining whether such changes or waivers are appropriate and in the best interests of the shareholders.

In the period leading up to the Closing, events may occur which would require the Company to agree to amend the Stillwater Agreements, the Amalphis Agreement, the Wimbledon Agreements and/or the Northstar Agreement or to waive rights that the Company is entitled to under such agreements. Such events could arise because of changes in the course of the business of the Targets, a request by any of the Targets to undertake actions that would otherwise be prohibited by the terms of such agreements or the occurrence of events that would have a material adverse effect on the business of the Targets and would entitle the Company to terminate such agreements. In any of such circumstances, it would be discretionary on the Company, acting through its board of directors, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for the Company and what he may believe is best for himself in determining whether or not to take the requested action. As of the date of this proxy statement, the Company does not believe there will be any changes or waivers that its directors and officers would be likely to make after shareholder approval of the Acquisition Proposal has been obtained. While certain changes could be made without further shareholder approval, the Company intends to circulate a new or amended proxy statement and resolicit its shareholders if changes to the terms of the Transactions that would have a material impact on its shareholders are required prior to the shareholder vote on the Acquisition Proposal. The Company will not resolicit the shareholders’ approval of the Transactions in the event a condition to closing of the Transactions is waived following approval of the Acquisition Proposal by its shareholders.

Risks Relating to Our Securities

If our ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of less than $5,000,000 and our ordinary shares have a market price per share of less than $5.00, transactions in our ordinary shares may be subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;
•	receive the purchaser’s written agreement to a transaction prior to sale;
•	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and
•	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

Although the operation of these rules has been suspended during the current financial crisis, if our ordinary shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

A market for our securities has existed only since January 16, 2008 and since that time, the market for our securities has reflected our status as a blank check company. A market for our securities reflecting our ownership of the Targets and our being engaged in the reinsurance business may not develop, which could adversely affect the liquidity and price of our securities.

A market for our securities has existed only since January 16, 2008. From that date through the present, we have been a blank check company, and were not engaged in any business that could be evaluated using customary stock valuation metrics and methodologies. Therefore, shareholders should be aware that they should not rely on information about prior market history in connection with their voting decisions relating to the matters described in this proxy statement. There can be no assurance that if Closing occurs a market for our shares reflecting our status as an operating company engaged in the reinsurance business will develop or as to the depth and liquidity of any such market. If any such market does develop, the price of our securities could fluctuate due to general economic conditions and forecasts, general business conditions, the release of our financial reports and the matters described in this proxy statement under “Risk Factors” and “Forward-Looking Statements.”

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his or its warrants and causing such warrants to be practically worthless.

No warrant will be exercisable and we will not be obligated to issue ordinary shares unless we have (i) a registration statement under the Securities Act and (ii) a current prospectus relating to the ordinary shares issuable upon exercise of the warrants and that ordinary shares has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. We do not currently have such a registration statement or current prospectus and will not have one at the time of the Closing. Accordingly, we would need to file such a registration statement and maintain a current prospectus related to the ordinary shares issuable upon exercise of the warrants so that holders will be able to exercise their warrants and allow us to settle any such warrant exercise by net cash settlement or otherwise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

We do not expect to pay dividends on our ordinary shares in the foreseeable future.

We do not currently pay cash dividends on our ordinary shares. Any future dividend payments are within the discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our ordinary shares.

We will issue preferred shares or debt securities with greater rights than our ordinary shares.

Our proposed Amended Articles authorizes our board of directors to issue one or more series of ordinary shares and set the terms of the ordinary shares without seeking any further approval from holders of our ordinary shares. Pursuant to our proposed Amended Articles, there will be 10,000,000 million preferred shares authorized. We intend to issue up to 857,000 Preferred Shares in connection with the Transactions. Such Preferred Shares rank ahead of our ordinary shares in terms of dividends, priority and liquidation premiums and have equal voting rights with our ordinary shares. In addition, we may issue debt securities that accrue interest and have priority over our ordinary shares with respect to liquidations.

The trading price of our ordinary shares may decline after the Closing.

The trading price of our ordinary shares may decline after the Closing for many reasons, some of which are beyond our control, including, among others:

•	our results of operations;
•	changes in expectations as to our future results of operations, including financial estimates and projections by securities analysts and investors;
•	dilution caused by the issuance of additional securities;
•	results of operations that vary from those expected by securities analysts and investors;
•	developments in the healthcare or insurance industries;
•	changes in laws and regulations;
•	announcements of claims against us by third parties;
•	future sales of our ordinary shares;
•	lack of liquidity available to our shareholders;
•	rising levels of claims costs, including medical and prescription drug costs, that we cannot anticipate at the time we establish our premium rates;

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment that affect returns on invested assets;
•	changes in the frequency or severity of claims;
•	the financial stability of our reinsurers and changes in the level of reinsurance capacity and our capital and surplus;
•	new types of claims and new or changing judicial interpretations relating to the scope of liabilities of insurance companies;
•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks; and
•	price competition.

In addition, the stock market in general has experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our ordinary shares, regardless of our actual operating performance. As a result, the trading price of our ordinary shares may be less than the per-share redemption value of approximately $10.00.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of December 31, 2009 by: (a) each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares; (b) each of our officers and directors; and (c) all our officers and directors as a group.

Based on information available to us, all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them, unless otherwise indicated. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of ordinary shares beneficially owned by a person or a group and the percentage ownership of that person or group, ordinary shares subject to options or warrants currently exercisable or exercisable within 60 days after the date of our prospectus are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage of ownership of any other person.

	Number of Shares	Percentage of Shares Beneficially Owned(1)
Ho Capital Management LLC(2) 386 Columbus Avenue, Apt. 17A New York, New York 10024	1,312,500 shares	9.4%
Angela Ho(2) 386 Columbus Avenue, Apt. 17A New York, New York 10024	1,312,500 shares	9.4%
Noble Investment Fund Limited(3) c/o Pure Glow Finance Limited, investment advisor World Trade Centre, Via Lugano 11 6982 Lugano-Agno Switzerland	1,812,500 shares	13.0%
Arie Jan van Roon(4) World Trade Centre, Via Lugano 11 6982 Lugano-Agno Switzerland	1,937,500 shares	13.8%
Allius Ltd.(5) Harbour House, Second Floor Waterfront Drive, Road Town Tortola, British Virgin Islands	500,000 shares	3.6%
Dr. Gary T. Hirst(6) 1515 International Parkway, Suite 2031 Lake Mary, FL 32746	625,000 shares	4.5%
Stuart A. Sundlun BMB Advisors Ltd. 399 Park Avenue, 39th Floor New York, New York 10022	125,000 shares	*
Andrew Tse Apartment 26B The Albany No. 1 Albany Road, Hong Kong	125,000 shares	*
Michael Hlavsa 5 11 SE 5th Ave., #621 Ft. Lauderdale, FL 33301	62,500 shares	*
Arie Bos Dijkwag 356D Andijk, 1619JL Netherlands	—	—

	Number of Shares	Percentage of Shares Beneficially Owned(1)
Leonard de Waal 10, rue Emile Lavandier, L-1924 Luxembourg	—	—
Integrated Core Strategies (US) LLC(7) Millennium Management LLC Israel A. Englander 666 Fifth Avenue New York, New York 10103	1,062,200	7.6%
Del Mar Master Fund, Ltd.(8) Del Mar Asset Management, LP Del Mar Management, LLC David Freelove 711 Fifth Avenue New York, New York 10022	1.034,300	7.4%
Aldebaran Investments LLC(9) 500 Park Avenue, 5th Floor New York, New York 10022	856,200	6.1%
HBK Investments L.P.(10) HBK Services LLC HBK New York LLC HBK Partners II L.P. HBK Management LLC HBK Master Fund L.P. HBK Special Opportunity Fund I L.P. 2101 Cedar Springs Road, Suite 700 Dallas, Texas 75201	1,100,825	7.9%
Jonathan M. Glaser(11) JMG Capital Management, Inc. JMG Capital Management, LLC Daniel Albert David Roger Richter Pacific Assets Management, LLC Pacific Capital Management, Inc. 11601 Wilshire Blvd., Suite 2180 Los Angeles, California 90025	925,000	7.4%
All directors and executive officers as a group(9 persons)	2,500,000 shares	17.9%

*	Indicates beneficial ownership of less than 1%
(1)	Includes the sale of 11,500,000 units in our offering, including the 1,500,000 units covering the underwriter’s over allotment option, but not: (a) the exercise of the 10,000,000 warrants to purchase ordinary shares included in such units, (b) the exercise of the 5,725,000 insider warrants to purchase ordinary shares as described herein, (c) an aggregate of 475,000 ordinary shares included in the representative’s unit purchase option or (d) an aggregate of 475,000 ordinary shares underlying warrants included in the representative’s unit purchase option.
(2)	Ho Capital Management LLC was formed solely for the purpose of owning ordinary shares and insider warrants in our company. Angela Ho, our former chief executive officer and former chairman of the board, owns 66.7% of the members interests in Ho Capital Management LLC. The remaining 33.3% of the members interests in Ho Capital Management LLC are owned by Noble Investment Fund Limited. Angela Ho and Noble Investment Fund Limited jointly control and co-manage Ho Capital Management LLC and therefore share voting, investment and dispositive power over all assets of Ho Capital Management LLC (including our ordinary shares and insider warrants). Thus, the shares listed under Ms. Ho’s name include all shares owned by Ho Capital Management LLC. These shares include 437,500 shares beneficially owned by Noble Investment Fund Limited which has a right to receive legal ownership to such shares upon consummation of a business combination (see footnote (4) below). This share amount does not include a 50% beneficial interest held by Angela Ho in the 5,725,000 insider warrants, and the 5,725,000 ordinary shares issuable upon exercise of the insider warrants. The members of Ho Capital Management LLC have agreed that their members interest may not be transferred, sold or assigned for three years. In addition, each of Angela Ho and Noble Investment Fund Limited, the members of Ho Capital Management LLC, have agreed that prior to the consummation of a business combination, they will not withdraw as members of such entity. See “Certain Relationships and Related Transactions and Director Independence” below.
(3)	Noble Investment Fund Limited is a Gibraltar-based company that invests and manages portfolio investments of other investment funds. Mr. van Roon is the natural person with sole voting, investment and dispositive power over all assets of Noble Investment Fund Limited (including our ordinary shares and insider warrants), and shares listed in the table as beneficially owned by him include those owned by Noble Investment Fund Limited. Mr. van Roon is also the sole shareholder, officer and director of Pure Glow Finance Limited, the sole investment advisor of Noble Investment Fund Limited. Noble Investment Fund Limited owns 33.3% of the membership interests in Ho Capital Management LLC. Under the terms of the operating agreement of Ho Capital Management LLC, Noble Investment Fund Limited has a beneficial interest in 437,500 shares or 33.3% of the 1,312,500 shares owned by Ho Capital Management LLC, and upon consummation of a business combination, has the right to withdraw as a member of Ho Capital Management LLC and receive a distribution of 437,500 ordinary shares as well as 50% of the 5,725,000 insider warrants to be owned by Ho Capital Management LLC. However, the amount of shares listed for each of Mr. van Roon and for Noble Investment Fund Limited includes all of the 1,312,500 shares beneficially owned by Ho Capital Management LLC because Ms. Ho and Noble Investment Fund Limited jointly control Ho Capital Management LLC, and, as such, share voting and dispositive control over its shares. The amount of shares listed for each of Mr. van Roon and for Noble Investment Fund Limited includes 500,000 shares beneficially owned by them through Allius Ltd. This does not include a 50% beneficial interest in the 5,725,000 insider warrants and the 5,725,000 ordinary shares issuable upon exercise of the insider warrants. See “Certain Relationships and Related Transactions and Director Independence” below.
(4)	Allius Ltd. is a British Virgin Islands company formed by Dr. Gary T. Hirst, our president and director, and Noble Investment Fund Limited, for the purpose of owing ordinary shares in our company. Dr. Hirst and Noble Investment Fund Limited each own 50% of the outstanding members interests in Allius Ltd. and are co-managers of Allius Ltd. Accordingly, shares listed for each of Dr. Hirst and Noble Investment Fund Limited include all shares owned by Allius Ltd. and 125,000 shares owned directly by Dr. Gary Hirst. The members of Allius Ltd. have agreed that their members’ interest in Allius Ltd. may not be transferred, sold or assigned for three years. In addition, each of Dr. Gary T. Hirst and Noble Investment Fund Limited, the members of Allius Ltd., have agreed that prior to the consummation of a business combination, they will not withdraw as members of such entity. See “Certain Relationships and Related Transactions and Director Independence” below.
(5)	Includes 125,000 shares owned directly by Dr. Gary Hirst and 500,000 shares indirectly owned through Dr. Hirst’s 50% beneficial interest in Allius Ltd.
(6)	Includes a 4-year warrant to purchase 200,000 ordinary shares at an exercise price equal to $7.50 per share issued as compensation for services performed on behalf of our company.
(7)	Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”), is the beneficial owner of 1,062,200 of ASSAC’s ordinary shares, of which 109,300 ordinary shares are a constituent part of ASSAC’s units. Each unit consists of one ordinary share and one warrant. Each warrant will entitle the holder to purchase one of ASSAC’s ordinary shares at a price of $7.50 (“Warrant”). Each Warrant will become exercisable upon ASSAC’s completion of a business combination and will expire on January 16, 2012, or earlier upon redemption. However, no Warrants will be exercisable unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the Warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. As of the date hereof, ASSAC has not announced the completion of a business combination and therefore, the above described Warrants are not currently exercisable. In addition to the 109,300 Warrants held as a constituent part of the units, Integrated Core Strategies holds an additional 295,378 Warrants, which also are not currently exercisable. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies, and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core

Strategies. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management. Consequently, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies.
(8)	Del Mar Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), directly owns 1.034,300 ordinary shares of ASSAC. Del Mar Asset Management, LP, a Delaware limited partnership (“DMAM”), serves as the investment manager of the Master Fund, Del Mar Management, LLC, a Delaware limited liability company (the “GP”) serves as the general partner of DMAM, and Mr. David Freelove serves as the managing member of the GP.
(9)	Aldebaran Investments LLC, a Delaware limited liability company, is the investment manager of a separate account which owns 856,200 ordinary shares of ASSAC.
(10)	HBK Investments L.P., a Delaware limited partnership (“HBK Investments”), owns 1,100,825 ordinary shares of ASSAC. HBK Investments has delegated discretion to vote and dispose of the ordinary shares to HBK Services LLC (“Services”). Services may, from time to time, delegate discretion to vote and dispose of certain of the ordinary shares to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company, and/or HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom (collectively, the “Subadvisors”). Each of Services and the Subadvisors is under common control with HBK Investments. Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Lawrence H. Lebowitz, and William E. Rose are each managing members (collectively, the “Members”) of HBK Management LLC. The Subadvisors and the Members expressly declare that the filing of any statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, beneficial owners of the ordinary shares.
(11)	Pacific Assets Management, LLC (“PAM”) and JMG Capital Management, LLC (“JMG LLC”) are investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares. No client separately holds more than five percent of the outstanding ordinary shares. Pacific Capital Management, Inc. (“PCM”) is a member of PAM and JMG Capital Management, Inc. (“JMG Inc.”) is a member of JMG LLC. Mr. Glaser, Mr. David and Mr. Richter are control persons of PCM and PAM. Mr. Glaser is the control person of JMG Inc. and JMG LLC.

All of our existing officers and directors and their above affiliates have agreed to vote all of their ASSAC shares in accordance with the majority results of the voting of the holders of our 11,500,000 publicly traded shares.

As of the date of this proxy statement, the Company has no stock, option or equity compensation plan or arrangement in effect covering officers, directors, employees or otherwise. Accordingly, the Company has no outstanding ordinary share options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Sponsor Transactions

On March 23, 2007, we issued an aggregate of 1,312,500 ordinary shares to our sponsor, Ho Capital Management LLC and an aggregate of 1,187,500 ordinary shares certain of our officers and directors and their affiliates, for a total of $25,000 in cash, or a purchase price of $0.01 per share. Ho Capital Management LLC is co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman of our board of directors.

The ordinary shares owned by our sponsor and the 1,187,500 ordinary shares owned by our officers and directors and their affiliates, were placed in escrow and may not be sold, transferred or assigned for a period of three years from the date of completion of our initial public offering, except for estate planning purposes.

The holder of these shares will be entitled to make up to two demands that we register these shares pursuant to an agreement signed on January 16, 2008. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these ordinary shares are released from escrow, which, except in limited circumstances, is not before three years from the date of our prospectus. In addition, these shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

On January 16, 2008, Ho Capital Management LLC, which is co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman of our board of directors and Noble Investment Fund Limited, purchased an aggregate of 5,725,000 Insiders Warrants from us at a price of $1.00 per warrant in a private placement made in accordance with Regulation D under the Securities Act. All of the proceeds received from the Insiders Warrants (an aggregate of $5,725,000) were placed in the Trust Account together with the net proceeds of our initial public offering. Ho Capital Management LLC and Noble Investment Fund Limited each have a 50% beneficial ownership interest in the Insiders Warrants. So long as the Insiders Warrants are owned by Ho Capital Management LLC, Noble Investment Fund Limited or Angela Ho (a co-manager of Ho Capital Management LLC), the Insiders Warrants may be exercised on a cashless basis and will not be subject to redemption.

On January 16, 2008, Noble Investment Fund Limited loaned $5,725,000 to Ho Capital Management LLC, our sponsor, to enable the Sponsor to purchase the 5,725,000 Insiders Warrants. The $5,725,000 loan bears interest at the rate of 4.5% per annum and is payable, together with accrued interest, five years from the date of issuance (but subject to mandatory prepayment to the extent of any net proceeds received by Ho Capital Management LLC from the sale of any Insiders Warrants or shares issuable upon exercise of such warrants). Ho Capital Management LLC used the proceeds of such loan to purchase the Insiders Warrants. The Insiders Warrants were pledged to Noble to secure repayment of such loan. In the event and upon our consummation of a business combination, the record and beneficial ownership of 2,862,500 Insiders Warrants, or 50% of such Insiders Warrants will be transferred by Ho Capital Management LLC to Noble Investment Fund Limited; and such transfer shall represent repayment of 50% of the $5,725,000 loan. The remaining $2,862,500 principal amount of the Noble loan, together with accrued interest thereon at the rate of 4.5% per annum, will be repaid by Ho Capital Management LLC and Angela Ho solely out of the proceeds of any one or more sales of the Insiders Warrants or underlying shares. Accordingly, except for the remaining 2,862,500 pledged Insiders Warrants and proceeds from periodic sales of such warrants or underlying shares, the loan from Noble Investment Fund Limited to our sponsor is non-recourse to both our sponsor and Angela Ho, and none of the other assets of our sponsor or Ms. Ho (including their legal and beneficial interest in our ordinary shares) are subject to attachment or any liability for repayment of the loan. The $5,725,000 loan from Noble Investment Fund Limited to Ho Capital Management LLC was made based upon a pre-existing business arrangement between Noble and Angela Ho whereby Ms. Ho agreed to organize the sponsor and management of our company, Noble agreed to provide the financing for the purchase of the Insiders Warrants, and the parties agreed to share equally in such Insiders Warrants. The holders of the Insiders Warrants will not have any right to any liquidation distributions with respect to the ordinary shares underlying the Insiders Warrants in the event we fail to consummate a business combination and the Insiders Warrants will expire worthless.

Noble Investment Fund Limited owns 33.3% of the members’ interest equity in our sponsor. Under the terms of the operating agreement of Ho Capital Management LLC, Noble Investment Fund Limited has a beneficial interest in 437,500 shares or 33.3% of the 1,312,500 shares owned by Ho Capital Management LLC, and upon consummation of a business combination, has the right to withdraw as a member of Ho Capital Management LLC and receive a distribution of 437,500 ordinary shares (33.3% of the 1,312,500 ordinary shares owned by Ho Capital Management LLC) as well as 50% of the 5,725,000 Insiders Warrants owned by Ho Capital Management LLC. In the event Noble Investment Fund Limited withdraws as a member of Ho Capital Management LLC after the completion of our business combination, the 437,500 ordinary shares transferable to Noble Investment Fund Limited by Ho Capital Management will be placed in the three year escrow account together with the remaining 875,000 ordinary shares owned of record and beneficially by Ho Capital Management LLC; provided that, each of Angela Ho and Noble Investment Fund Limited, the members of Ho Capital Management LLC, have agreed that prior to the consummation of a business combination, they will not withdraw as members of such entity. Including its interest in 250,000 ordinary shares, or 50% of the ordinary shares owned by Allius Ltd., Noble Investment Fund Limited has the right to receive an aggregate of 687,500 of our ordinary shares (250,000 shares transferable from Allius and 437,500 shares transferable from Ho Capital Management), as well as 2,862,500 Insiders Warrants (transferable from Ho Capital Management).

Noble Investment Fund Limited has also loaned to our sponsor $500,000 to enable our sponsor to pay expenses related to our offering. Such loan does not bear interest and is payable by the Sponsor on January 31, 2008 or earlier upon completion of our offering from the proceeds of our offering not being placed in the Trust Account and not from the $2,000,000 to be released to us from interest earned in the Trust Account to fund our working capital. Pursuant to a line of credit promissory note the sponsor has advanced to us a total of $500,000 to cover certain of the expenses related to our offering. Such loan will be payable without interest on the consummation of the offering. We intend to repay the outstanding amount on this line of credit from the proceeds of our offering not being placed in the Trust Account and not from the $2,000,000 to be released to us from interest earned in the Trust Account to fund our working capital. This line of credit promissory note is non-interest bearing and matures on the earlier to occur of (a) the date of closing of our initial public offering, or (b) January 31, 2008. The loan was repaid on January 23, 2008.

As consideration for providing the Sponsor with a $500,000 working capital loan and with the $5,725,000 to enable our sponsor to purchase the 5,725,000 Insiders Warrants, our sponsor issued to Noble Investment Fund Limited a 33.3% beneficial interest in the 1,312,500 ordinary shares owned by our sponsor (437,250 ordinary shares), agreed that Noble Investment Fund Limited could purchase (through its 50% members interest in Allius Ltd.) an additional 250,000 ordinary shares for $25,000, and agreed to distribute legal and beneficial ownership in 50% of the Insiders Warrants to Noble Investment Fund Limited upon completion of a business combination.

Each of Ho Capital Management LLC and Allius Ltd. were entities formed for the specific purpose of acquiring shares in our company. In order to protect the amounts held in the Trust Account, our sponsor, Noble Investment Fund Limited and Allius Ltd. have each agreed to indemnify us, jointly and severally, for claims of creditors (including any of our officers or directors) that have not executed a valid and enforceable waiver of their right to seek payment of amounts due to them out of the Trust Account. Except for claims for reimbursement of expenses payable to any of our officers or directors (which claims against the Trust Account must be waived in writing), we may elect to forego obtaining waivers only if we receive the approval of our Chief Executive Officer and the approving vote or written consent of at least a majority of our board of directors, including all of our independent directors. Each of Angela Ho and Noble Investment Fund Limited, the members of Ho Capital Management LLC (our sponsor) and Dr. Gary T. Hirst and Noble Investment Fund Limited (the members of Allius Ltd.), have agreed that, prior to the consummation of a business combination, they will not withdraw as members of Ho Capital Management LLC or Allius Ltd. However, a withdrawal by any member of our sponsor, Allius Ltd. or Noble Investment Fund Limited will not affect the indemnification obligations of our sponsor, Allius Ltd., or Noble Investment Fund Limited to our company. We have not independently verified whether our sponsor, Noble Investment Fund Limited or Allius Ltd. have sufficient funds to satisfy their respective indemnity obligations and, therefore, we cannot assure you that they would be able to satisfy these obligations.

Transactions with Directors and Executive Officers

Effective January 1, 2010, ASSAC entered into a stock purchase and management agreement with Marshall Manley and Marseilles Capital LLC, a Delaware limited liability company wholly owned by Mr. Manley (the “Manley Agreement”), pursuant to which Mr. Manley will purchase 5,333,333 of our restricted ordinary shares at a purchase price of $3.75 per share. Mr. Manley has agreed to serve as our Chief Executive Officer and Chairman of our board of directors upon consummation of the Transactions. In addition, Mr. Manley will receive an annual salary for serving as our Chief Executive Officer and the other members of our board of directors will receive annual fees for serving in such capacity. Michael Kantor, a candidate for director, will purchase 80,000 of our restricted ordinary shares, at a purchase price of $3.75 per share. See “Management — Executive Officers and Directors — Director and Executive Officer Compensation” below. Mr. Manley has also entered into an employment agreement with the Company. See “Management — Executive Officers and Directors — Employment Agreements” below.

We also reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of accountable out-of-pocket expenses reimbursable by us, which will be reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged. Other than such payments, no compensation or fees of any kind, including finders and consulting fees, will be paid to any of our initial shareholders, officers or directors, or to any of their respective affiliates for services rendered to us prior to or with respect to the business combination.

Our initial shareholders will not receive either compensation or reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount not held in the Trust Account unless the business combination is consummated and there are sufficient funds available for reimbursement after such consummation. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest. See “Risk Factors.”

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties and such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our uninterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel.

DIRECTORS AND MANAGEMENT

Executive Officers and Directors

At Closing, Michael Hlavsa and Stuart A. Sundlun will be removed as members of our board of directors and, if approved by the shareholders, will be replaced by Marshall Manley, Michael Kantor and Jack Doueck. Dr. Gary Hirst, Arie Jan van Roon, Leonard de Waal, Arie Bos and Keith Laslop will, if approved by the shareholders, continue to serve as members of our board of directors. The following are the age, position and biographical information of Messrs. Manley, Kantor and Doueck as well as all of the continuing members of our board of directors and executive officers upon consummation of the Transactions. Each of these individuals, if appointed, will serve in their respective positions until their successors are duly elected or appointed and qualified.

Name	Age	Position
Marshall Manley	69	Chief Executive Officer and Chairman of the Board of Directors
Dr. Gary T. Hirst	56	President and Director
Tore Nag	54	Chief Operating Officer
Michael Kantor	71	Director
Arie Jan van Roon	64	Director
Leonard de Waal	62	Director
Arie Bos	61	Director
Jack Doueck	46	Director
Keith Laslop	38	Director
Michael Hlavsa	55	Chief Financial Officer and Secretary

Marshall Manley will be appointed to the board of directors of ASSAC immediately upon the Closing. Since December 1, 2009, Mr. Manley has served as an executive vice president of ASSAC. From and after the Closing, Mr. Manley will serve as our Chief Executive Officer as well as the Chairman of our board of directors. Mr. Manley has had a long and distinguished career in business, including serving as President and CEO of City Investing Co., a Fortune 200, New York Stock Exchange listed conglomerate with 400 subsidiaries doing business in all 50 states and in 35 countries (“City Investing”). Included among the major and better known subsidiaries of City Investing were Home Insurance Company, then the 16th largest property and casualty insurance company in the USA, Motel 6, a leading chain of budget motels in the United States, Rheem Manufacturing Company, a world wide manufacturer of steel drums, air conditioners and water heaters, World Color Press, the largest printer of magazines in the world, Servomation, then the third largest food feeder in the United States, Wood Brothers Homes, then the seventh largest home builder in the U.S., General Development, then the largest real estate developer in the southeastern United States, Hayes International, a major refurbisher of jet aircraft, and Guerdon, a major manufacturer of mobile homes. While at City Investing, Mr. Manley undertook one of the largest voluntary tax-free corporate liquidations in U.S. history ultimately delivering over $8.0 billion to City Investing public shareholders. Mr. Manley also served as Chairman of Wood Brothers Homes and President and CEO of Home Group (which later changed its name to AmBase Corp.), and Chairman of Home Insurance Co., a subsidiary of Home Group. Home Group was a NYSE listed diversified financial services company which provided property and casualty insurance and reinsurance, capital market, wealth management, real estate development, banking, insurance premium financing, venture capital investing and mortgage services. Usi Re, a subsidiary of Home Group, was at that time the 13th largest reinsurance company in the United States. Mr. Manley helped take the company from a loss (before taxes) of $282 million in 1985 to income (before taxes) of $714 million from 1986 to 1989 prior to its sale to a foreign insurance company for over $1.0 billion. Prior to his corporate career, Mr. Manley was a prominent practicing attorney and served as a name partner at two major Los Angeles law firms. He has served on the boards of directors of General Development Co., Minoco Oil and Gas Co, and DeLaurentiis Entertainment Group. He was also a chairman or trustee of numerous civic, educational, cultural, charitable and historical foundations and organizations. Mr. Manley has received many honors and awards, including The Horatio Alger Award.

Dr. Gary T. Hirst, originally appointed as our Co-Chief Executive Officer on an interim basis, was appointed as our President in October 2007. He has been a director of our company since our inception. Dr. Hirst has been responsible for the development and investment management of both offshore and domestic hedge funds, including global macro funds, funds-of-funds, currency funds, and a number of structured investment products (synthetic investment instruments, typically created by combining securities, such as notes or common stock, with derivatives such as options, that are specially created to meet specific needs that cannot be met from the standard financial instruments available in the markets) including for principal protected notes issued by Zurich Capital Markets and Rabobank which invested in diversified global portfolios of hedge funds. From 1991 to 2006, Dr. Hirst was Chairman and Chief Investment Officer of Hirst Investment Management. In his roles with Hirst Investment Management, Dr. Hirst managed over $600 million in assets on behalf of multi-national banks, pension plans, insurance companies, foundations and endowments, public companies, family offices and high net worth investors. Under his leadership, the firm established itself as a developer of innovative financial products and services, with a focus on maximizing the risk-adjusted return on its clients’ investments. From 1976 to 1991, Dr. Hirst was Investment Manager for the Hirst Family Office where he managed allocation and trading for all investment portfolios of the Hirst family and its associates. These investments included traditional asset portfolios, real estate, and a range of alternate investment strategies including hedge funds, private equity, futures trading and physical commodities. From 2003 to 2005, Dr. Hirst was a director of Alpine Select A.G., a publicly traded (Swiss Exchange) investment company based in Zug, Switzerland.

Tore Nag will serve as Chief Operating Officer of ASSAC immediately upon the Closing. Mr. Nag has held various senior executive positions at Nordea Bank and its predecessor, Christiania Bank, with full P&L responsibilities for twenty-four years (1982 – 2006). The bank assigned him to manage strategic turn-arounds where he was responsible for restructuring several banking units in varied jurisdictions and restoring them to profitability. For the five years ending in September 2006, Mr. Nag managed the New York City branch of Christiania Bank. During his tenure in New York, he merged three US banking operations successfully with fundamental business/administrative/system changes, and turned operating losses in 2001 into profits of approximately $50.0 million by 2005. Christiania Bank og Kreditkasse was founded in 1848 in Norway and in 2000 it merged with MeritaNordbanken and became Nordea Bank. The bank was Norway’s second largest bank at the time of the merger with approximately 10 million customers, approximately 1,400 branch offices and a leading net-banking position with 5.2 million e-customers. Nordea shares are listed on the NASDAQ OMX, and the exchanges in Copenhagen, Helsinki and Stockholm. Christiania Bank operated branch offices in London, Singapore and New York. Mr. Nag received his BSc. (with Honors) from the School of Management, University of Bath, United Kingdom, and finalized the first part (of three) of the Norwegian law degree at the University of Oslo.

Michael Kantor will be appointed to the board of directors of ASSAC immediately upon the Closing. Since 1997, Mr. Kantor has been a partner at Mayer Brown LLP, a leading international law firm. Mr. Kantor concentrates his practice on corporate and financial international transactions. He has extensive experience in market access issues, as well as the expansion of client activities in foreign markets through trade, direct investment, joint ventures, and strategic business alliances. Prior to joining Mayer Brown, Mr. Kantor was the United States Secretary of Commerce (1996 – 1997) and the United States Trade Representative (1993 – 1996). He served as National Chairman of the Clinton/Gore 1992 Presidential Campaign. Mr. Kantor serves on the Board of Directors of CB Richard Ellis, the US Advisory Board of ING Americas, the International Advisory Board of Fleishman-Hillard and the Board of Advisors of Drug Strategies and Oilspace, and as a senior advisor to Morgan Stanley. Previously, he served on the Board of Directors of Monsanto and Korea First Bank. He is also a chairman or board member of numerous civic, educational, cultural, charitable and historical foundations and organizations and a member of the Council on Foreign Relations. Mr. Kantor has received many honors and awards, including The Thomas Jefferson Distinguished Public Service Medal from the Center for the Study of the Presidency. Mr. Kantor received a Bachelor of Arts Degree from Vanderbilt University in 1961 and a Juris Doctor Degree from Georgetown University Law Center in 1968.

Arie Jan van Roon has served as a director of the Company since our inception. From January 2000 to the present, he has served as the managing partner of TransTax LLP, a Swiss-based private wealth management firm. The firm provides financial advisory services to high net worth investors and family offices principally within the European Union. In January 2007, he established Pure Glow Finance Limited of which he is the Managing Director as well as the sole shareholder, with the same activities as TransTax LLP and also the beneficial owner and investment advisor of Noble Investment Fund Limited, one of our principal shareholders. Prior to founding this firm, from 1984 to 2000, Mr. van Roon established van Roon Partners, Ltd., a private equity and advisory firm with an emphasis on investment in distressed, turn around and special situations with a geographic focus on Europe and across a wide range of industries. In addition to investment management experience, during this period he also developed operational experience in his capacity as acting interim CEO for investee companies in the consumer goods, airline and service industries including Girmi spa, an Italian industrial firm, Intair GMBH, an airline handling company based in Germany, and Aerolloyd, a German airline. In 1990, Mr. van Roon entered into a joint venture arrangement with US-based Quantum Development Corporation, a boutique venture capital firm specializing in early stage high tech and pharmaceutical companies. In connection with this activity, from January 2000 to May 2000 he acted as interim CEO of Alyn Corporation, a NASDAQ listed innovative materials firm. Mr. van Roon has never been employed by any of the above companies and has always acted as a consultant or owner. Mr. van Roon is a Dutch citizen who lives in Lugano, Switzerland and in Milan, Italy. He obtained a doctoral degree (Drs) from Erasmus Rotterdam University in 1971, where his thesis centered on Bayesian Statistics.

Leonard de Waal has served as a director of the Company since April 2008. He has over 32 years experience in the financial industry and in particular, portfolio management. From 1984 to July 2002, Mr. de Waal served as a senior relationship manager and discretionary portfolio manager with Merrill Lynch (Luxembourg). From January 2005 to August 2006, he has served as a part-time managing director of Eduma Marketing & Education S.A. From November 2004 to January 2006, Mr. de Waal has served as a part-time senior portfolio manager for Fuchs & Associés Finance Luxembourg S.A. and as a part-time accounting manager of Shire Holdings Europe S.à r.l. and Shire Holdings Ireland Ltd., Luxembourg Branch from September 2005 to the present. From March 2007 to the present, Mr. de Waal has served as a part-time manager of Triseas Korea Property Sàrl, Luxembourg. From April 2008 to the present, he has served as a part-time accounting supervisor of Severn Trent Luxembourg Finance SA, Severn Trent Luxembourg Holdings SA, Severn Trent Luxembourg Overseas Holdings SA, Severn Trent Luxembourg Overseas Finance SA and Severn Trent European Limited, S.à r.l. Mr. de Waal is a US registered broker-dealer (FINRA Series 7, 6 and 3) and Discretionary Asset Manager (Merrill Lynch Corporate Campus).

Arie Bos has served as a director of the Company since January 2009. From 2002 to 2006, Mr. Bos served as the Business Development Manager at Fortis Luxembourg, a commercial banking firm, where he was responsible for mergers and acquisitions for the firm. From 1980 to 2002, Mr. Bos served as an options and operations specialist, administrative director and financial consultant at Merrill Lynch International in London and Luxembourg. From 1978 to 1980, he was a clearing manager at the European Option Exchange. Mr. Bos is currently retired. He earned 3 degrees from the School of Graphic Design and School of Commerce in Accountancy and Modern Business Administration from Utrecht University in 1969, 1970 and 1972. Mr. Bos received his Series 3 and Series 7 certifications from the Financial Industry Regulatory Authority in 1989 (Series 3) and 1990 (Series 7).

Jack Doueck will be appointed to the board of directors of ASSAC immediately upon the Closing pursuant to the terms of the Stillwater Agreements. Mr. Doueck is a principal of Stillwater and Stillwater Capital Partners, LLC, a Delaware limited liability company and the investment manager of the Stillwater Funds (the “Stillwater LLC”), since 1997. Commencing in 1999, with Stillwater, Stillwater LLC has formed and managed the Stillwater Funds. Mr. Doueck was responsible for the formation of one of the first convertible bond arbitrage hedge funds in January 1992. Mr. Doueck has been researching and actively investing, on his own behalf and for others, in alternative strategies since 1985. He is a published author and has been a featured speaker at alternative investment conferences around the world. Mr. Doueck currently serves on the Board of Directors of several charitable organizations. Mr. Doueck graduated Valedictorian, Summa Cum Laude, from Yeshiva University in 1985 and has attended the Bernard Revel Graduate School.

Keith Laslop was appointed as a director of the Company in May 2008. Mr. Laslop is a chartered accountant and holds the Chartered Financial Analyst (CFA) accreditation. From 2004 to 2008, Mr. Laslop served as the President of Prolexic Technologies, Inc., a managed digital security service provider, where he was responsible for the growth and financial performance of the company. From 2001 to 2004, he served as the Chief Financial Officer and Business Development Director of Elixir Studios Ltd., a London-based interactive entertainment software developer, where he was responsible for originating and negotiating new development contracts, as well as securing three rounds of capital to fund operations. Prior to Elixir, Mr. Laslop was Director of Business Development EMEA at Inktomi, a public Internet infrastructure software company. He has a background in structuring and negotiating various mergers and acquisitions in London, England and Toronto, Canada. Mr. Laslop earned an Honors Business Administration degree from the University of Western Ontario in 1993 and his Chartered Accountant designation from the Canadian Institute of Chartered Accountants in 1996. In addition, he earned his Chartered Financial Analyst designation from the Institute of Chartered Financial Analysts in 1999.

Michael Hlavsa. Mr. Hlavsa is an experienced executive that has over 33 years of combined financial and operational experience. He is both a Certified Public Accountant and a Certified Internal Auditor. He has spent over 18 years working in the United States casino industry. From 2004 to the present, he has been the founder and principal owner of Signature Gaming Management LLC, a consulting firm specializing in advising emerging companies engaged in gaming operations. In 2005, he served as Chief Executive Officer for Titan Cruise Lines, a casino business which operated a 2,000 passenger ship and high speed shuttles. From 2001 to 2004, Mr. Hlavsa was the Chief Executive Officer for SunCruz Casinos, the largest day cruise gaming company in the United States. From 1997 to 2000, Mr. Hlavsa was Managing Partner at Casino Princesa in Miami, Florida where he was responsible for the development and operation of a large mega-yacht gaming vessel. From 1993 to 1997, he served as Chief Financial Officer and Vice President, Midwest region, for Lady Luck Gaming Corporation, a publicly traded company. While at Lady Luck, he participated in that company’s initial public offering of equity and a $185 million debt financing. From 1991 to 1993, Mr. Hlavsa was the Vice President of Finance and Administration for the Sands Hotel and Casino in Las Vegas, Nevada. His first 12 years of gaming experience was in Atlantic City, New Jersey in various audit and finance positions with well-established gaming companies such as Caesars, Tropicana and Trump Plaza. Since March 2007, Mr. Hlavsa has served as Chief Financial Officer and a director of ASSAC. Since November 2007, he has also served as the Chief Financial Officer and Director for Fund.com Inc., a publicly trade company. He received a Bachelor of Science degree from Canisius College in Buffalo, New York in 1975.

Director Independence

ASSAC is subject to the Sarbanes-Oxley Act of 2002, as amended, and the rules of the NYSE Amex in determining whether a director is independent. The board of directors also will consult the Company’s counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The NYSE Amex listing standards define an “independent director” generally as a person, other than an officer of the company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Those rules also identify specific relationships and transactions, generally existing or occurring during the three years prior to the independence determination, which preclude a director from being an independent director, including employment by the company, receipt by the director or certain family members of compensation in excess of $120,000 per year, service by a family member as an executive officer, certain business relationships with the company and certain compensation committee interlocks and being a partner in or employee of the company’s auditors. Consistent with these considerations, the board of directors will include five independent directors and three non-independent directors. The five independent directors are expected to be Messrs. Kantor, van Roon, de Waal, Bos and Laslop. The three non-independent directors are Messrs. Manley, Hirst and Doueck.

Prior to the consummation of the Transactions, the board of directors of ASSAC determined that Messrs. Bos, Laslop and de Waal are “independent directors” as defined in the rules and regulations of the NYSE Amex and the Sarbanes-Oxley Act of 2002, as amended.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. After the Closing, our board of directors will consist of eight members, five of whom we believe are independent directors under currently applicable listing standards of the NYSE Amex. None of the Company’s directors have any service contracts for serving as directors, other than Mr. Manley whose employment agreement provides that he shall serve as Chairman of our board of directors.

Our board of directors is divided into three classes of directors who serve in staggered three-year terms, as follows:

•	Class I directors are Messrs. Bos and Doueck, and their terms will expire at the annual general meeting of shareholders to be held in 2011;
•	Class II directors are Messrs. De Waal, Laslop and van Roon, and their terms will expire at the annual general meeting of shareholders to be held in 2012; and
•	Class III directors are Messrs. Hirst, Kantor and Manley, and their terms will expire at the annual general meeting of shareholders to be held in 2013.

At each annual general meeting of our shareholders, the successors to the directors whose terms expire at each such meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected. As a result, only one class of directors will be elected at each annual general meeting of our shareholders, with the other classes serving for the remainder of their respective three year terms.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Board Committees

Our board of directors has established the following committees: (i) Audit Committee, (ii) Nominating, Governance and Public Affairs Committee, and (iii) Compensation Committee. The board of directors has adopted (or will adopt before the Closing) charters for these committees.

Audit Committee

After the Closing, our Audit Committee is expected to consist of Messrs. de Waal, Laslop and van Roon, with Mr. Laslop serving as chairman. Each member of our Audit Committee is financially literate under the current listing standards of the NYSE Amex, and our board of directors has determined that at least one the members of the Audit Committee qualifies as an “audit committee financial expert,” as such term is defined by SEC and the NYSE Amex rules.

The Audit Committee reviews the professional services and independence of our independent registered public accounting firm and our accounts, procedures and internal control. The Audit Committee selects our independent registered public accounting firm, review and approve the scope of the annual audit, review with the independent public accounting firm our annual audit and annual financial statements, review with management the status of internal accounting control, evaluate problem areas having a potential financial impact on us that may be brought to the committee’s attention by management, the independent registered public accounting firm or the board of directors, and evaluates all of our public financial reporting documents.

Appointment of Auditors

Our board of directors selected Tedder, James, Worden & Associates, P.A. as our auditors for the period March 22, 2007 (inception) to September 24, 2007, the date of their resignation. In addition, our board of directors selected Rothstein, Kass & Company, P.C. as our auditors for the period September 24, 2007 to December 31, 2008 and from January 1, 2009 to December 31, 2009.

Audit Fees

Tedder, James, Worden & Associates, P.A. billed us $14,645 in fees for audit services for the period March 22, 2007 (inception) to September 24, 2007. Rothstein, Kass & Company, P.C. billed us $92,000 in fees for audit services for the period March 22, 2007 (inception) to December 31, 2008. Audit fees consist of fees billed for professional services rendered in connection with the audit of our financial statements and review of the interim financial statements reflecting quarterly results included in our Form 6-K. It also includes services that are normally provided by Rothstein, Kass & Company, P.C. in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

We did not pay any fees to Tedder, James, Worden & Associates, P.A. for assurance and related services that are not reported under Audit Fees above, for the period March 22, 2007 (inception) to September 24, 2007. We paid $36,500 to Rothstein, Kass & Company, P.C. for assurance and related services that are not reported under Audit Fees above, for the period ended December 31, 2008.

Tax and All Other Fees

We did not pay any fees to Tedder, James, Worden & Associates, P.A. for tax compliance, tax advice, tax planning or other work for the period March 22, 2007 (inception) to September 24, 2007. We did not pay any fees to Rothstein, Kass & Company, P.C. for tax compliance, tax advice, tax planning or other work for the period ended December 31, 2008.

Pre-Approval Policies and Procedures

We have implemented pre-approval policies and procedures related to the provision of audit and non-audit services. Under these procedures, our Audit Committee pre-approves all services to be provided by Rothstein, Kass & Company, P.C. and the estimated fees related to these services.

With respect to the audit of our financial statements as of December 31, 2008, and for the year then ended, none of the hours expended by Rothstein, Kass & Company, P.C.’s engagement to audit those financial statements were attributed to work by persons other than Rothstein, Kass & Company, P.C., and its full-time, permanent employees.

Nominating, Governance and Public Affairs Committee

After the Closing, our Nominating, Governance and Public Affairs Committee is expected to consist of Messrs. Kantor, Manley and van Roon, with Mr. Kantor serving as chairman. The Nominating, Governance and Public Affairs Committee insures that we have the best management processes in place to run the Company legally, ethically and successfully in order to increase shareholder value. The principal functions of the Nominating, Governance and Public Affairs Committee are:

•	advising the board of directors with respect to it composition, procedures and committees;
•	assisting the board of directors in identifying, evaluating, and nominating candidates to serve as members of the board of directors and its various committees;
•	recommending to the board of directors any director nominees for the next annual general meeting of shareholders;
•	reviewing and making recommendations to the board of directors regarding the composition of the board of directors, the operations of the board of directors, and the continuing qualifications of incumbent directors, including any changes to a director’s primary activity;
•	reviewing annually and making recommendations to the board of directors as to whether each non-management director is independent and otherwise qualified in accordance with applicable law or regulation;
•	developing, reviewing and making recommendations to the board of directors regarding corporate governance policies, procedures and ethical conduct;
•	monitoring our corporate governance policies and procedures;

•	reviewing and assessing our management succession plan; and
•	recommending and monitoring public affairs giving and involvement.

The Nominating, Governance and Public Affairs Committee identifies potential director nominees based upon recommendations by directors, management, or shareholders, and then evaluates the candidates based upon various factors, including, but not limited to:

•	a reputation for honesty and integrity and a willingness and ability to spend the necessary time to function effectively as a director;
•	an understanding of business and financial affairs and the complexities of business organizations;
•	a general understanding of our specific business and industry;
•	strategic thinking and willingness to share ideas, network of contacts, and experience; and
•	a proven record of competence and accomplishments through leadership in industry, education, the professions or government.

The Nominating, Governance and Public Affairs Committee considers these and other criteria to evaluate potential nominees and does not evaluate proposed nominees differently depending upon who has made the proposal. To date, we have not paid any third-party fees to assist in this process.

The Nominating, Governance and Public Affairs Committee will consider and make recommendations to the board of directors regarding any shareholder recommendations for candidates to serve on the board of directors. However, it has not adopted a formal process for that consideration because it believes that the informal consideration process has been adequate given the historical development of the Company.

Compensation Committee

After the Closing, our Compensation Committee is expected to consist of Messrs. Hirst, Laslop and van Roon, with Mr. van Roon serving as chairman. Even though we are a foreign private issuer and such persons are not otherwise required to so qualify, our board of directors has determined that a majority of the members of the Compensation Committee qualify as independent directors under the NYSE Amex independence standards. The principal functions of the Compensation Committee include:

•	reviewing and making recommendations to the board of directors regarding all forms of salary, bonus and stock compensation provided to executive officers;
•	the long-term strategy for employee compensation, including the types of stock and other compensation plans to be used by the Company; and
•	overseeing the overall administration of the Company’s equity-based compensation and stock option plans.

There are no Compensation Committee interlocks between the Company and other entities involving the Company’s executive officers and directors who serve as executive officers of such entities. None of the Company’s executive officers have served as members of a compensation committee or as a director of any other entity that has an executive officer serving on the Compensation Committee of our board of directors or as a member of our board of directors.

Code of Ethics

We have adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-K of the Exchange Act, which is filed as Exhibit 99.1 to our Registration Statement on Form S-1 (File No. 333-145163), as filed with the SEC on August 6, 2007. Our Code of Ethics applies to our chief executive officer and our senior financial officers.

Prior Executive Compensation

No executive officer has received any cash compensation for services rendered. No compensation of any kind, including finder’s and consulting fees, will be paid to any of our initial shareholders, including our officers and directors and our sponsor or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, these individuals have been and will continue to be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Upon completion of the Transactions or our liquidation, we will no longer be required to pay these out-of-pocket expenses. No compensation of any kind, including finder’s and consulting fees, will be paid to any of our initial shareholders, including our directors, or any of their respective affiliates for services rendered prior to or in connection with a business combination. However, our initial shareholders will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

Director and Executive Officer Compensation

Effective January 1, 2010, ASSAC entered into a stock purchase and management agreement with Marshall Manley and Marseilles Capital LLC, a Delaware limited liability company wholly owned by Mr. Manley (the “Manley Agreement”).

Mr. Manley has been assisting us since November 2009 in our negotiations of certain of the proposed acquisitions described in this proxy statement. Under the terms of the Manley Agreement, Marseilles Management Company LLC will purchase an aggregate of 5,333,333 of our ordinary shares for a price of $3.75 per share. The $20.0 million purchase price will be evidenced by a non-interest bearing share subscription note of Marseilles Capital LLC payable on December 31, 2015, but subject to mandatory prepayment at the rate of $3.75 per share, as and to the extent that any of our ordinary shares are sold by Mr. Manley or his affiliates. In addition, commencing June 30, 2010, Marseilles Capital LLC has the option (but not the obligation) to prepay its subscription note on a quarterly basis, either in cash or by returning to ASSAC a portion of our ordinary shares owned by Mr. Manley or his affiliates (not to exceed 20% of such ordinary shares on any one occasion), valued at the greater of (i) the closing price of ASSAC ordinary shares, as traded on the NYSE Amex Exchange or other national securities exchange, or (ii) our consolidated shareholders’ equity; in either case, as at the last business day of each June, September, December and March, until December 31, 2015. The Manley Agreement also provides that in the event, over its 36 month term, Mr. Manley ceases to perform his services as our Chief Executive Officer and a director for any reason, other than his death, disability or resignation for “good cause” (as defined therein), a number of the ASSAC ordinary shares beneficially owned by Mr. Manley, determined by multiplying (A) 148,148 (representing 1/36 of all 5,333,333 ASSAC ordinary shares purchased under the Manley Agreement, by (B) the number of months remaining from the month in which his termination of employment occurred to December 31, 2012, shall be subject to redemption and repurchase by ASSAC at a price of $3.75 per share (payable by an appropriate reduction of the subscription note issued pursuant to the Manley Agreement). The 5,333,333 ordinary shares issued under the Manley Agreement will be registered for resale under the Securities Act, but may not be sold prior to December 31, 2010 and thereafter only to the extent of those ordinary shares that are no longer subject to redemption by ASSAC.

Subject to his commencing to serve as a member of our board of directors, Michael Kantor will be entitled to purchase, at the same price per share and subject to the same terms and conditions as the shares sold under the Manley Agreement, 80,000 of our ordinary shares.

The members of our board of directors (other than Messrs. Manley and Doueck) will be paid annual director’s fees in the amount of $150,000. Such fees will be paid on the last day of each calendar quarter in cash; provided, that the directors shall have the right, in lieu of cash, to request and receive payment of such fee in the form of additional ordinary shares of ASSAC, valued at the closing market price of our shares on the last business day of each calendar quarter.

Employment Agreements

On January 1, 2010, Mr. Manley and ASSAC entered into an Employment Agreement, pursuant to which, among other things, Mr. Manley serves as Executive Vice President until the consummation of the Transactions and, thereafter, as Chief Executive Officer of the Company, for an initial term of five years, subject to automatic two-year extensions, absent termination by either party as set forth therein. Mr. Manley shall have such additional responsibilities or duties with respect to the Company as may be determined and assigned to him by the board of directors. If elected by the shareholders, Mr. Manley shall also serve as the Chairman of the board of directors of the Company without additional compensation.

Mr. Manley is entitled to a base salary of $650,000 (as increased by the greater of 3% per year or the increase in the consumer price index) and to a bonus of up to 100% of his base salary as may be determined by the board of directors. Mr. Manley is also entitled to receive standard insurance, health and medical benefits as are generally made available to other employees of ASSAC as well as an automobile allowance of $1,000 per month. In the event of a change of control of ASSAC, which is generally defined as a sale of all or substantially all of the assets or securities of ASSAC and its subsidiaries, or any other transaction whereby the ability to elect a majority of the members of the board of directors of ASSAC becomes vested in one or more persons who were not affiliates of ASSAC prior to such transaction, and if Mr. Manley is not offered continuous employment on the same terms and conditions, Mr. Manley will be entitled to receive a payment equal to 200% of the sum of his then base salary, plus the performance bonus (if any) awarded to Mr. Manley in the fiscal year immediately preceding such change of control transaction.

In the event of Mr. Manley’s death during the term of the agreement; Mr. Manley’s salary and performance bonus will be paid to his designated beneficiary, estate or other legal representative for twelve months following his death. In the event of Mr. Manley’s disability during the term of the agreement, Mr. Manley will be entitled to receive no less than twenty-four months’ salary following such disability plus any accrued but unpaid performance bonus. This disability payment is in addition to other long-term disability benefits provided to Mr. Manley for a period of eighteen months following such disability. For the purposes of this agreement, “disability” is deemed to have occurred if Mr. Manley is unable by reason of sickness, disease or accident to substantially perform his duties under the agreement for an aggregate of 180 days in any one year period.

Upon termination of the agreement for “cause” by ASSAC, Mr. Manley will be entitled to receive his base salary hereunder through the date of termination, any change of control bonus and any accrued but unpaid performance bonus. If the agreement is terminated by Mr. Manley for “good reason”, he shall be entitled to receive his base salary owing through date of termination plus an amount equal to 200% of his annual base salary as at the date of termination, any accrued but unpaid performance bonus, and the health, medical insurance and other benefits which are normally provided to Mr. Manley for a period of eighteen months following such termination. In addition, any stock options granted to Mr. Manley which have not vested or are not yet exercisable shall automatically vest and become immediately exercisable for a period of five years following such date of termination.

For the purposes of this agreement, “cause” is defined as any breach by Mr. Manley of any material covenant, condition or term contained in the employment agreement, which breach is demonstrably willful and deliberate on his part and which has been committed either in bad faith or without reasonable belief by him that such breach was in the best interests of ASSAC, and his failure to cure such breach within thirty days of his receipt of written notice with respect thereto, or any conviction of Mr. Manley of a crime of moral turpitude or a felony of a nature that would either result in his incarceration or could reasonably be expected to materially and adversely affect ASSAC and its reputation in the business and investment community. For the purposes of the agreement, “good reason” is defined as any of the following events: (i) Mr. Manley is not retained as Chief Executive Officer of the Company, even if the Executive is allowed to continue in the employ of the Company; (ii) ASSAC the Company materially reduces his duties and responsibilities; (iii) Mr. Manley is removed by the board of directors or the board of directors refuses to place his name for nomination to the board of directors at any shareholders meeting from his position as Chief Executive Officer and as a member of the board of directors for any reason, other than cause; (iv) ASSAC fails to perform or observe any of its material obligations under the agreement including, without limitation, by failing to provide or cause the provision of, any compensation or benefits that it is obligated to provide hereunder; or

(v) ASSAC undergoes a change of control. Mr. Manley has the right to terminate the agreement upon 90 days notice. In such case, Mr. Manley will be entitled to receive his base salary hereunder through the date of termination

Pursuant to his employment agreement, Mr. Manley agrees to a covenant not to compete during the term of the agreement and for a period of twelve months thereafter, which covers any business which provides reinsurance and other insurance products. Mr. Manley also agrees to maintain the confidentiality of certain information in certain circumstances.

DESCRIPTION OF SHARE CAPITAL

General

We are a Cayman Islands company and our affairs are governed by our Articles and the Companies Law and the common law of the Cayman Islands. The following are summaries of material provisions of our Articles and the Companies Law insofar as they relate to the material terms of our ordinary shares.

We are authorized to issue 50,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share. As of the date of this proxy statement, 11,500,000 ordinary shares are outstanding and held by our public shareholders and 2,500,000 ordinary shares are outstanding and held by our initial shareholders. Our ordinary shares are traded on the NYSE Amex Exchange under the symbol “CIO” and our units and warrants are traded under the symbols “CIO.U” and “CIO.WS”, respectively. Pursuant to the Increased Capital Proposal, we are seeking to increase the number of our authorized ordinary shares to 350,000,000 and the number of our authorized preferred shares to 10,000,000. Pursuant to the Amendment Proposal and the Name Change Proposal, we are seeking to make certain changes to our Articles.

Units

Each unit consists of one ordinary share and one warrant. Each warrant entitles the holder to purchase one ordinary share. The ordinary shares and warrants began to trade separately on February 23, 2008 subsequent to our filing on Form 6-K of an audited balance sheet reflecting our receipt of the gross proceeds of the initial public offering and the sale of the Insiders Warrants.

Ordinary Shares

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Rights of shareholders may not be altered, except by a special resolution requiring two-thirds shareholder approval. In connection with the shareholder vote required to approve any business combination, all of our initial pre-IPO shareholders have agreed to vote the ordinary shares owned by them prior to our initial public offering in the same manner as a majority of the public shareholders who vote at the special or annual meeting called for the purpose of approving a business combination. Our initial pre-IPO shareholders have also agreed that if they acquire ordinary shares in or following our initial public offering, they will vote such acquired shares in favor of a business combination.

Our board of directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Directors may engage in transactions with our company and vote on such transactions, provided the nature of the interest is disclosed.

If we automatically dissolve and liquidate the Trust Account prior to a business combination, our public shareholders are entitled to share ratably in the Trust Account, inclusive of any interest (net of taxes payable, which taxes, if any, shall be paid from the Trust Account), and any net assets remaining available for distribution to them after payment of liabilities. Our existing shareholders have agreed to waive their respective rights to participate in any liquidation distribution occurring upon our failure to consummate a business combination, but only with respect to those ordinary shares acquired by them prior to this offering. Additionally, upon liquidation, the underwriters have agreed to waive any right they may have to the $3,450,000 of deferred underwriting compensation currently being held in the Trust Account, all of which shall be distributed to the public shareholders.

Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available. In the event of a liquidation, dissolution or winding up of the company after a business combination, our shareholders are entitled, subject to the rights of holders of preferred shares, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no conversion, preemptive or other subscription rights. There are no sinking fund or redemption provisions applicable to the ordinary shares, except that public shareholders have the right to redeem their ordinary shares to cash equal to their pro rata share of the Trust Account if they vote against the business combination and the business combination is approved and completed. Public shareholders who redeem their shares into their share of the Trust Account still have the right to exercise the warrants that they received as part of the units.

Preferred Shares

Our Amended Articles will authorize the issuance of 10,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights, which could adversely affect the voting power or other rights of the holders of ordinary shares, although the underwriting agreement prohibits us, prior to a business combination, from issuing preferred shares that participate in any manner in the proceeds of the Trust Account, or that vote as a class with the ordinary shares on a business combination. We may issue some or all of the preferred shares to effect a business combination. In addition, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us.

In connection with the Transactions, we will issue up to approximately 857,000 Preferred Shares, which shall:

(i)	have a liquidation value of $1,000 per share;
(ii)	vote on an “as converted” basis with the ASSAC ordinary shares;
(iii)	commencing on July 31, 2010, pay a per share dividend, semi-annually at the rate of 5% per annum, accruing from the Closing date on the Purchase Values (as adjusted based upon the Appraised NAVs) which will be payable in-kind at the time of their conversion into ASSAC ordinary shares;
(iv)	automatically, and without any action on the part of ASSAC or any holder of the Preferred Shares, commence to convert into ASSAC ordinary shares, at a conversion price of $7.50 per share (as the same may be adjusted), on July 31, 2010, at a rate of one-sixth (or 16.66%) of the total number of Preferred Shares held by each holder on the last day of each month commencing July 31, 2010 (so that all of the Preferred Shares held by such holder will be fully converted on December 31, 2010);
(v)	be convertible into that number of Conversion Shares (as adjusted following the Closing based on the applicable Appraised NAVs) as shall be calculated by dividing (A) the Purchase Value applicable to the specific Stillwater Fund(s), by (B) the conversion price then in effect (originally $7.50);
(vi)	provide that each Preferred Share shall be convertible at a ratio as shall be determined by dividing (A) the Conversion Shares (as adjusted following the Closing based on the applicable Appraised NAVs), by (B) the number of Preferred Shares issued to such holder; and
(vii)	contain customary weighted average and other anti-dilution provisions.

However, if audits of certain of the Stillwater Funds are not completed by July 31, 2010, ASSAC has the right, but not the obligation, to rescind the acquisitions of the unaudited Stillwater Funds and redeem or cancel the Preferred Shares issued in consideration for the acquisition of such Stillwater Funds.

Warrants

Each warrant included in the units sold in our initial public offering and the Insiders Warrants entitles the registered holder to purchase one share of our ordinary shares at a price of $7.50 per share, subject to adjustment as discussed below, at any time commencing on the later of:

•	the completion of a business combination; or
•	one year from the date of the prospectus for our initial public offering.

The warrants will expire on January 16, 2012 at 5:00 p.m., New York City time.

The warrants began to trade separately on February 23, 2008 subsequent to our filing on Form 6-K of an audited balance sheet reflecting our receipt of the gross proceeds of the initial public offering and the sale of the Insiders Warrants.

The warrants comprising part of the units issued in our initial public offering (including any warrants issued upon exercise of the unit purchase options issued to the underwriters) may be redeemed, without the prior consent of any third party:

•	in whole and not in part;
•	at a price of $.01 per warrant at any time after the warrants become exercisable;
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•	if, and only if, the last closing sales price of our ordinary shares equals or exceeds $14.25 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

We have established this last criterion to provide warrant holders with a premium to the initial warrant exercise price as well as a degree of liquidity to cushion the market reaction, if any, to our redemption call. If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder shall then be entitled to exercise his or her warrant prior to the date scheduled for redemption, however, there can be no assurance that the price of the ordinary shares will exceed the call trigger price or the warrant exercise price after the redemption call is made. The Insiders Warrants are not subject to redemption provided they are held by the initial holder thereof or their permitted assigns. Permitted assigns include transfers to Noble Investment Fund Limited, as partial consideration for the $5,725,000 loan provided to Ho Capital Management LLC by Noble to purchase the Insiders Warrants, or to Angela Ho, a member of Ho Capital Management LLC; provided that, the Insiders Warrants may not be sold, assigned or transferred until we consummate a business combination.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. If we are unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore are unable to deliver registered shares, the warrants may become worthless. Additionally, the market for the warrants may be limited if our prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. In no event will the registered holders of a warrant be entitled to receive a net-cash settlement, stock or other consideration in lieu of physical settlement in ordinary shares.

Because the Insiders Warrants were originally sold and issued pursuant to an exemption from the registration requirements under U.S. federal securities laws, the holders of the Insiders Warrants will be able to exercise their warrants even if, at the time of exercise, a prospectus relating to the ordinary shares issuable upon exercise of such warrants is not current provided that at such time they are “accredited investors” as defined under the Securities Act. As described above, holders of the warrants included in the units purchased in the initial public offering will not be able to exercise them unless we have a current registration statement covering the shares issuable upon their exercise.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

In 2008, we issued an additional 200,000 warrants to a consultant who performed due diligence on potential ASSAC acquisitions on terms identical to the Insiders Warrants and, in March 2009 we agreed to issue upon completion of a business combination, an additional 100,000 warrants to an unrelated third party on the same terms and conditions in partial satisfaction of a claim for compensation in connection with a prior transaction that we did not consummate.

Dividends

We have never declared or paid cash dividends on our ordinary shares.

The payment of dividends on ordinary shares by the combined company in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the acquisition. The payment of any dividends subsequent to that time will be within the discretion of the board of directors serving at that time. Loans or credit facilities may also limit the combined company’s ability to pay dividends. See “— Preferred Shares” above for information on dividends payable on the Preferred Shares.

Our Transfer Agent and Warrant Agent

The transfer agent for our securities and warrant agent for our warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

Changes in Capital

We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;
•	sub-divide our existing shares, or any of them into shares of smaller amount than is fixed by our Articles, subject nevertheless to the provisions of Section 13 of the Companies Law; or
•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

We may by special resolution reduce our share capital and any capital redemption reserve fund in any manner authorized by law.

Certain Differences in Corporate Law

We are a Cayman Islands company and our affairs are governed by, among other things, the Companies Law (2009 Revision) of the Cayman Islands. The following is a summary of material differences between the Companies Law and general corporate law in the United States insofar as they relate to the material terms of our ordinary shares. The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  The Companies Law provides for the merger and consolidation of Cayman Islands companies and Cayman Islands and foreign companies if the merged company or continued company will continue to be a Cayman Islands company. In addition, Cayman Islands law does have statutory provisions that facilitate the reconstruction and amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger, this can be achieved through other means, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business. However, in the event that a merger was sought pursuant to these statutory provisions (which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability (although, the reported cases were unsuccessful for technical reasons). In principle, we will normally be the proper plaintiff and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;
•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against the company where the individual rights of that shareholder have been infringed or are about to be infringed.

SHARES ELIGIBLE FOR FUTURE SALE

As of the date hereof, we have 14,000,000 ordinary shares outstanding. Of these shares, the 11,500,000 shares sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act, except for any shares held by any of our affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 2,500,000 shares were issued as restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering and will not be eligible for sale under Rule 144. Notwithstanding this or the expiration of the holding period under Rule 144, all of those shares have been placed in escrow and will not be transferable for a period of three years from the date of the prospectus for our initial public offering and will only be released prior to that date subject to certain limited exceptions such as our liquidation prior to a business combination (in which case the certificate representing such shares will be destroyed), and the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to our consummating a business combination with a target business. The shares to be issued in connection with the Transactions are restricted shares and will not be freely tradable until such time as they are either registered under the Securities Act or an applicable exemption from the Securities Act becomes available.

Rule 144

The SEC has recently adopted amendments to Rule 144 which became effective on February 15, 2008 and which apply to securities acquired both before and after that date. Under these amendments, a person who has beneficially owned restricted shares of our shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months preceding the sale. Persons who have beneficially owned restricted ordinary shares for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of ordinary shares then outstanding; and
•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months preceding the sale. Such sales, both by affiliates and by non-affiliates, must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Historically, the SEC has taken the position that Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies. The SEC has codified and expanded this position in the amendments discussed above by prohibiting the use of Rule 144 for resale of securities issued by any shell company (other than a business combination related shell company) or any issuer that has been at any time previously a shell company. The SEC has provided an important exception to this prohibition, however, if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•	the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Within four business days following the Closing, we intend to file with the SEC a Form 6-K that will contain all of the material disclosures and information required to be included in a Form 10 Report. Therefore, Rule 144 will become available for sales of our shares one year following the filing of such information.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS
AND OTHER MATTERS

We are incorporated as an exempted company with limited liability under the laws of the Cayman Islands. In addition, some of our directors and officers reside outside the United States and a significant portion of their and our assets are located outside of the United States. As a result, it may be difficult for persons to effect service of process within the United States upon us or to enforce judgments against us or judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States.

Maples and Calder, our Cayman Islands counsel, has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the Grand Court of the Cayman Islands will without a review of the merits of the action recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final and for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. It is unclear whether the courts of the Cayman Islands will, in an original action in the Cayman Islands, recognize or enforce judgments of United States courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions may be penal in nature. A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

WHERE YOU CAN FIND MORE INFORMATION

Since May 15, 2008, (i) a majority of the executive officers of our company and 50% of the members of our board of directors are not United States citizens or residents, (ii) all of our assets, which primarily consists of a $115 million Trust Account representing the proceeds of our initial public offering, are being held in the London, England branch of Morgan Stanley, and (iii) our business, which is to complete an acquisition in Asia, is being administered by our board of directors and by a Business Combination Committee of our board consisting of three foreign directors. Based upon these and other relevant factors, management and the board of directors of our company believe that we are a “foreign private issuer” as such term is defined in Rule 3b-4 of the Exchange Act.

Accordingly, we file annual and periodic reports under the Exchange Act as a “foreign private issuer.” This means generally that we will not file periodic reports on Forms 10-K, 10-Q or 8-K, and will instead provide annual information on Form 20-F and periodic information on Form 6-K. However, we plan to provide quarterly and other interim material information on Form 6-K in accordance with applicable rules and regulations and within the time periods that would otherwise be required of a domestic issuer filing reports on Form 8-K and Form 10-Q under the Exchange Act. It is important to note that disclosure under Forms 20-F and 6-K may differ in certain material respects from disclosure on Forms 10-K, 10-Q and 8-K.

These reports and other information will be filed with (in the case of annual reports on Form 20-F) or furnished to (in the case of reports on Form 6-K) the SEC as required by the Exchange Act. Under the rules of the SEC, reports that are “furnished” to the SEC are not be deemed to be “filed” for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. We file or furnish these documents electronically with the SEC. You may access information about us at the SEC web site, which contains reports and other information at http://www.sec.gov.

You may obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The NYSE Amex Exchange currently lists our units, ordinary shares and warrants to purchase ordinary shares. Our periodic reports, registration statements and other information that we file or furnish to the SEC are also available for inspection and copying at the offices of the NYSE Amex Exchange, 86 Trinity Place, New York, New York 1000-1881.

This proxy describes the material elements of all relevant contracts, exhibits and other information described in this proxy. Information and statements contained in this proxy are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this document.

All information contained in this proxy statement relating to us has been supplied by us, and all information contained in this proxy statement relating to the Targets has been supplied by the Targets or is based upon information regarding the Targets which we believe to be correct. Information provided by us does not constitute any representation, estimate or projection as to the Targets or our business from and after the consummation of the Transactions.

If you would like additional copies of this proxy statement or have questions about the transactions contemplated by the Acquisition Proposal, you should contact:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
Tel. 800-662-5200

Asia Special Situation Acquisition Corp.
c/o Continental Stock Transfer & Trust Company
Proxy Services
17 Battery Place — Eighth Floor
New York, New York 10004
(212) 509-4000 Ext. 520

ASIA SPECIAL SITUATION ACQUISITION CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the following proposed transactions which collectively comprise the Business Combination, which are expected to be consummated pursuant to the Transaction Documents by and between the parties set out below:

•	ASSAC will issue to Amalphis 57,000 Preferred Shares in consideration of shares in Amalphis equal to an 81.5% controlling interest in the equity of Amalphis (the “Amalphis Acquisition”), which shares are assumed to be converted into 7.6 million Ordinary Shares of ASSAC.
•	ASSAC will simultaneously acquire all of the outstanding share capital and capital stock of Northstar Group Holdings, Inc. in consideration of $7 million in cash (the “Northstar Acquisition”).
•	ASSAC will simultaneously acquire approximately $588 million of the net assets of certain funds (comprised of certain asset backed lending funds, real estate funds and hedge funds), subject to appraisal, managed by Stillwater Capital Partners, Inc and its affiliates in exchange for 541,275 of ASSAC Preferred Shares (the “Stillwater Asset Purchase”), which shares are assumed to be converted into 72,170,000 Ordinary Shares of ASSAC based on an assumed appraised net value of approximately $541.3 million.
•	ASSAC will simultaneously acquire approximately $114 million of the net assets of certain funds managed by Wimbledon Financing Master Fund Ltd in exchange for 114,000 of ASSAC Preferred Shares, which are assumed to be converted into 15,200,000 of Ordinary shares, assuming no appraisal and audit adjustments and 30,000 of ASSAC Preferred Shares (based on 75% of the value of the $40 million of “other securities”) which are assumed to be converted into 4,000,000 of ASSAC Ordinary Shares (the “Wimbledon Asset Purchase).

The Amalphis Acquisition

The Amalphis Acquisition will be accounted for under the purchase method of accounting in accordance with International Financial Reporting Standard 3R, “Business Combinations (Revised)” (IFRS 3R). Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 4 to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction. Any excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill.

The Northstar Acquisition

The Northstar Acquisition will be accounted for under the purchase method of accounting in accordance with IFRS 3R. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 5 to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction. Any excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill.

****

The unaudited pro forma condensed combined financial statements presented below have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and include adjustments to give effect to the Amalphis Acquisition, Northstar Acquisition and the Stillwater and Wimbledon asset purchases. The pro forma adjustments are described in the accompanying notes presented on the following pages. There were no significant intercompany balances or transactions between ASSASC, Amalphis or Northstar as of or for any of the periods presented. Certain reclassification adjustments have been made to conform the historical accounting policies of Amalphis and ASSAC to the basis of presentation and accounting policies to be used by combined entities following the Business Combination.

ASIA SPECIAL SITUATION ACQUISITION CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet as of June 30, 2009 combines the balance sheet of ASSAC at June 30, 2009 with the balance sheet of Northstar and Amalphis as of September 30, 2009. The unaudited pro forma condensed combined balance sheet as of June 30, 2009 gives effect to the Business Combination as if it was consummated on June 30, 2009.

The unaudited pro forma condensed combined statement of operations for the year ending December 31, 2008 includes ASSAC and Amalphis results of operations for the year ended December 31, 2008 and Northstar results of operations for the year ending March 31, 2009. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2009 includes ASSAC results of operations for the six months ended June 30, 2009 with Northstar’s and Amalphis’s results of operations for the six months ended September 30, 2009. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2008 and the six months ended June 30, 2009, gives effect to the Business Combination as if it was consummated on January 1, 2008.

The unaudited pro forma condensed combined balance sheet as of June 30, 2009 and the unaudited pro forma condensed combined statement of income for the year ended December 31, 2008 and six months ended June 30, 2009, have been prepared assuming two different levels of approval of the Business Combination by the ASSAC stockholders as follows:

•	Assuming No Redemption of Shares: This presentation assumes that no stockholders of ASSAC exercised their redemption rights; and
•	Assuming an anticipated buyback of 65% or 7,475,000 of ASSAC ordinary shares issued in their initial public offering (approximately $75 million) together with fees associated with the anticipated buyback program.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and accompanying notes of ASSAC, which are included in this joint proxy statement/prospectus, the historical combined financial statements and accompanying notes of the Amalphis, which are included in this joint proxy statement/prospectus, and the historical consolidated financial statements and accompanying notes of Northstar, which are also included in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent the financial condition or results of operations had the acquisition been completed as of the dates indicated, nor are they necessarily indicative of future consolidated results of operations or financial position.

Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2009

	Historical			Pro Forma Adjustments
	ASSAC (Note 1a)	Amalphis (Note 2a)	Northstar (Note 3a)	Amalphis Acquisition (Note 4)	Adjustment Reference (Note 4)	Northstar Acquisition (Note 5)	Adjustment Reference (Note 5)	Stillwater Funds and Wimbledon Funds Asset Purchase (Note 6)	Adjustment Reference (Note 6)	Pro Forma Combined	Pro Forma Adjustments for Share Buy Back (Note 7)	Adjustment Reference (Note 7)	Pro Forma Combined (Assuming Share Redemption/Buy Back of 65% of ASSAC’s Public Shares)
	(United States Dollars)
ASSETS
Cash and cash equivalents	$31,000	$937,000	$1,770,000	$113,013,000	4b,4c,4e,4g, 4h,4l	$(7,250,000)	5a,5b	$(12,600,000)	6c	$95,901,000	$(75,498,000)	7a	$20,403,000
Restricted cash	—	—	8,118,000			—		—		8,118,000	—		8,118,000
Other assets	249,000	49,000	2,028,000			—		—		2,326,000	—		2,326,000
Insurance premium receivable	—	5,938,000	—			—		—		5,938,000	—		5,938,000
Investments	—	40,391,000	170,782,000			(120,000,000)	5e	709,275,000	6a,6b,6d	800,448,000	—		800,448,000
Investment in Trust Account	115,000,000	—	—	(115,000,000)	4c	—		—		—	—		—
Deferred finance costs, net	366,000	—	—			—		—		366,000	—		366,000
Goodwill/Intangible Assets	—	16,521,000	—	(10,117,000)	4a	5,417,000	5d	—		11,821,000	—		11,821,000
Funds withheld	—	—	489,410,000			—		—		489,410,000	—		489,410,000
Deferred acquisition costs	—	—	110,214,000	—		—		—		110,214,000	—		110,214,000
TOTAL ASSETS	115,646,000	63,836,000	782,322,000	(12,104,000)		(121,833,000)		696,675,000		1,524,542,000	(75,498,000)		1,449,044,000
LIABILITIES
Trade and other payables	975,000	209,000	918,000			—		—		2,102,000	—		2,102,000
Borrowings	1,312,000	—	10,000,000	(1,312,000)	4g	—		—		10,000,000	—		10,000,000
Management fee payable	—	—	—	—		—		24,000,000	6d	24,000,000	—		24,000,000
Unearned premium reserve	—	1,624,000	51,917,000			—		—		53,541,000	—		53,541,000
Due to underwriters	3,450,000	—	—	(3,450,000)	4f	—		—		—	—		—
Interest sensitive contract liabilities	—	—	576,664,000			—		—		576,664,000	—		576,664,000
Ordinary shares subject to possible redemption	—	—	—	—	4d,4e	—		—		—	—		—
Reinsurance balances payable	—	—	21,240,000	—		—		—		21,240,000	—		21,240,000
Loss reserves	—	4,421,000	—	—		—		—		4,421,000	—		4,421,000
TOTAL LIABILITIES	5,737,000	6,254,000	660,739,000	(4,762,000)		—		24,000,000		691,968,000	—		691,968,000
Ordinary shares subject to possible redemption	40,250,000	—	—	(40,250,000)	4d	—		—		—	—		—
EQUITY
Preferred shares	—	36,000,000	—	(36,000,000)	4i	—		—	6a,6b	—	—		—
Subscription receivable-Ordinary shares	—	—	—	(20,300,000)	4j	—		—		(20,300,000)	—		(20,300,000)
Ordinary shares/Common stock	1,000	2,000	2,133,000	1,000	4i,4j	(2,133,000)	5c	8,000	6a,6b	12,000	(1,000)	7a	11,000
Additional paid in capital	71,036,000	4,444,000	153,411,000	111,259,000	4a,4b,4e,4i,4j,4k,4l	(153,411,000)	5c	687,267,000	6a,6b,6c	874,006,000	(74,749,000)	7a	799,257,000
Minority Interest	—	3,175,000	—	5,606,000	4a,4i	—		—		8,781,000	—		8,781,000
Retained earnings (accumulated losses)	(1,378,000)	13,961,000	(33,961,000)	(27,658,000)	4b,4h,4i,4k,4l	33,711,000	5b,5c	(14,600,000)	6c	(29,925,000)	(748,000)	7b	(30,673,000)
TOTAL SHAREHOLDERS’ EQUITY	69,659,000	57,582,000	121,583,000	32,908,000		(121,833,000)		672,675,000		832,574,000	(75,498,000)		757,076,000
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	$115,646,000	$63,836,000	$782,322,000	$(12,104,000)		$(121,833,000)		$696,675,000		$1,524,542,000	$(75,498,000)		$1,449,044,000

See notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2008

	Historical			Pro Forma Adjustments
	ASSAC (Note 1b)	Amalphis (Note 2b)	Northstar (Note 3c)	Amalphis Acquisition (Note 4)	Adjustment Reference (Note 4)	Northstar Acquisition (Note 5)	Adjustment Reference (Note 5)	Stillwater and Wimbledon Funds Asset Purchase (Note 6)	Adjustment Reference (Note 6)	Pro Forma Combined (Assuming No Redemption of Ordinary Shares)	Pro Forma Adjustments for Share Buy Back (Note 7)	Adjustment Reference (Note 7)	Pro Forma Combined (Assuming Share Redemption/Buy Back of 65% of ASSAC Public Shares)
	(United States Dollars)
Revenues
Net premiums earned	$—	$11,618,000	$59,572,000	$—		$—		$—		$71,190,000	$—		$71,190,000
Investment income (loss)	—	5,809,000	(38,331,000)	—		—		—		(32,522,000)	—		(32,522,000)
Interest and fee income on policies	—	—	20,870,000	—		—		—		20,870,000	—		20,870,000
Other income	—	—	1,200,000	—		—		—		1,200,000	—		1,200,000
Interest income	2,054,000	41,000	32,000	(2,054,000)	4aa	—		—		73,000	—		73,000
Total revenues	2,054,000	17,468,000	43,343,000	(2,054,000)		—		—		60,811,000	—		60,811,000
Expenses
Loss and loss adjustment expenses	—	9,111,000	66,415,000	—		—		—		75,526,000	—		75,526,000
Policy acquisition costs	—	2,420,000	—	—		—		—		2,420,000	—		2,420,000
General, adminitrative and diligence expenses	1,902,000	103,000	6,338,000	—		—		—		8,343,000	—		8,343,000
Management fee	—	—	—	—		—		8,272,000	6aa	8,272,000	—		8,272,000
Foreign exchange loss	—	—	14,395,000	—		—		—		14,395,000			14,395,000
Interest expense	23,000	—	1,154,000	(23,000)	4bb	—		—		1,154,000	—		1,154,000
Total expenses	1,925,000	11,634,000	88,302,000	(23,000)		—		8,272,000		110,110,000	—		110,110,000
Income (loss) before income tax provision	129,000	5,834,000	(44,959,000)	(2,031,000)		—		(8,272,000)		(49,299,000)	—		(49,299,000)
Income tax provision	—	—	—	—		—		—		—	—		—
Net income (loss)	$129,000	$5,834,000	$(44,959,000)	$(2,031,000)		$—		$(8,272,000)		$(49,299,000)	$—		$(49,299,000)
Earnings (loss) per share:
Basic	$0.01	$2.39	$(21.08)							$(0.35)	$—		$(0.37)
Diluted	$0.01	$2.39	$(21.08)							$(0.35)	$—		$(0.37)
Weighted average shares outstanding:
Basic	13,278,000	2,437,500	2,133,000	14,016,000	4j,4cc	—		91,637,000	6a	118,931,000	(7,475,000)	7a	111,456,000
Diluted	16,017,000	2,437,500	2,133,000	14,016,000	4j,4cc	—		91,637,000	6a	121,670,000	(7,475,000)	7a	114,195,000

See notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations
For the six months ended June 30, 2009

	Historical			Pro Forma Adjustments
	ASSAC (Note 1b)	Amalphis (Note 2b)	Northstar (Note 3c)	Amalphis Acquisition (Note 4)	Adjustment Reference (Note 4)	Northstar Acquisition (Note 5)	Adjustment Reference (Note 5)	Stillwater and Wimbledon Funds Asset Purchase (Note 6)	Adjustment Reference (Note 6)	Pro Forma Combined (Assuming No Redemption of Ordinary Shares)	Pro Forma Adjustments for Share Buy Back (Note 7)	Adjustment Reference (Note 7)	Pro Forma Combined (Assuming Share Redemption/Buy Back of 65% of ASSAC’s Public Shares)
	(United States Dollars)
Revenues
Net premiums earned	$—	$6,904,000	$11,028,000	$—		$—		$—		$17,932,000	$—		$17,932,000
Investment income (loss)	—	5,496,000	4,807,000	—		—		—		10,303,000	—		10,303,000
Interest and fee income on policies		—	23,259,000	—		—		—		23,259,000	—		23,259,000
Other income		—	600,000	—		—		—		600,000	—		600,000
Interest income	360,000	—	1,000	(360,000)	4aa	—		—		1,000	—		1,000
Total revenues	360,000	12,400,000	39,695,000	(360,000)		—		—		52,095,000	—		52,095,000
Expenses
Loss and loss adjustment expenses	—	5,680,000	18,098,000	—		—		—		23,778,000	—		23,778,000
Policy acquisition costs	—	1,017,000	—	—		—		—		1,017,000	—		1,017,000
General, adminitrative and diligence expenses	1,467,000	210,000	2,077,000	—		—		—		3,754,000	—		3,754,000
Management fee	—	—	—	—		—		4,351,000	6aa	4,351,000	—		4,351,000
Foreign exchange loss	—	—	2,000	—		—		—		2,000	—		2,000
Interest expense	397,000	—	221,000	—		—		—		618,000	—		618,000
Total expenses	1,864,000	6,907,000	20,398,000	—		—		4,351,000		33,520,000	—		33,520,000
Income (loss) before income tax provision	(1,504,000)	5,493,000	19,297,000	(360,000)		—		(4,351,000)		18,575,000	—		18,575,000
Income tax provision	—	—	—	—		—		—		—	—		—
Net income (loss)	$(1,504,000)	$5,493,000	$19,297,000	$(360,000)		$—		$(4,351,000)		$18,575,000	$—		$18,575,000
Earnings (loss) per share:
Basic	$(0.11)	$2.25	$9.05							$(0.14)	$—		$(0.15)
Diluted	$(0.11)	$2.25	$9.05							$(0.14)	$—		$(0.15)
Weighted average shares outstanding:
Basic	14,000,000	2,437,500	2,133,000	14,016,000	4j,4cc	—		91,637,000	6a	119,653,000	(7,475,000)	7a	112,178,000
Diluted	14,000,000	2,437,500	2,133,000	14,016,000	4j,4cc	—		91,637,000	6a	123,177,000	(7,475,000)	7a	115,702,000

See notes to the unaudited pro forma condensed combined financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1 — HISTORICAL FINANCIAL STATEMENTS OF ASSAC

The historical financial statements of ASSAC for the year ended December 31, 2008 and as of and for the six months ended June 30, 2009, which are included in this joint proxy statement/prospectus, were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain significant respects from IFRS. Certain balances relating to ordinary shares subject to possible redemption required reclassifications in the historical financial position of ASSAC as of June 30, 2009 from US GAAP to IFRS.

(a)	Derived from the unaudited historical financial position of ASSAC as of June 30, 2009.
(b)	Derived from the unaudited historical results of operations of ASSAC for the six months ended June 30, 2009.
(c)	Derived from the audited historical results of operations of ASSAC for the year ended December 31, 2008.

NOTE 2 — HISTORICAL FINANCIAL STATEMENTS OF AMALPHIS

The historical financial statements of Amalphis for the year ended December 31, 2008 and as of and for the six months ended September 30, 2009, which are included in this joint proxy statement/prospectus, were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain significant respects from IFRS.

(a)	Derived from the unaudited historical financial position of Amalphis as of September 30, 2009, which are consolidated into the financial statements of Rineon Group, Inc, the parent company of Amalphis. Rineon Group, Inc. did not have any material balances.
(b)	Derived from the unaudited historical results of operations of Amalphis for nine months ended September 30, 2009 less the unaudited historical results of operations of Amalphis for the three months ended March 31, 2009. The Amalphis financial statements are consolidated with and into the financial statements of its parent company, Rineon Group, Inc. Rineon Group, Inc. did not have significant operations.
(c)	Derived from the audited historical results of operations of Amalphis for the year ended December 31, 2008.

NOTE 3 — HISTORICAL FINANCIAL STATEMENTS OF NORTHSTAR

The historical financial statements of Northstar Group Holdings, Inc. for the year ended March 31, 2009 and as of and for the six months ended September 30, 2009, were prepared in accordance with IFRS and are included in this joint proxy statement/prospectus.

(a)	Derived from the unaudited historical financial position of Nortstar as of September 30, 2009.
(b)	Derived from the unaudited historical results of operations for Northstar for the six months ended September 30, 2009.
(c)	Derived from the audited historical results of operations of Nothstar for the year ended March 31, 2009.

NOTE 4 — ADJUSTMENTS FOR THE AMALPHIS ACQUISITION

ASSAC has entered into an agreement to acquire a controlling interest (81.5%) in Amalphis Group, Inc (“Amalphis”), who owns 100% of Allied Provident Insurance Company Ltd., a Barbados property and casualty insurance and reinsurance company (“Allied Provident”). In addition, ASSAC has a right of first refusal to purchase the remaining equity interest in Amalphis.

ASIA SPECIAL SITUATION ACQUISITION CORP.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 4 — ADJUSTMENTS FOR THE AMALPHIS ACQUISITION  – (continued)

In consideration for its acquisition of such controlling interest, ASSAC will pay to Amalphis 57,000 shares of ASSAC Series A preferred stock (the “ASSAC Preferred Shares”) having a liquidation value of $1,000 per share. The ASSAC Preferred Shares automatically convert into 7.6 million ASSAC ordinary shares (the “Conversion Shares”) at a conversion price of $7.50 per share, commencing on July 31, 2010, at the rate of  1/6 of the Conversion Shares per month through December 31, 2010. The estimated fair value of the ASSAC Preferred Shares on December 28, 2009 is approximately $38.7 million, valued using the most recent bid price of ASSAC Ordinary Shares ($9.91), adjusted for the dilution and dividend provided to ASSAC public shareholders who approved the transaction, which results in an adjusted fair value of approximately $5.09.

The Amalphis Acquisition will be accounted for under the purchase method of accounting in accordance with IFRS 3R. Under the purchase method of accounting, the total estimated purchase price, as calculated in the table below, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction. Any excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill.

The preliminary determination and allocation of purchase price is subject to further management review and may change materially between the preliminary valuation date and the closing date of the Business Combination. The final allocation of purchase price will be based on appraisals of the fair value of assets and liabilities acquired. The preliminary allocation is as follows:

Amount
(‘000)
Total consideration value	$47,465
Fair value of non-controlling interest	8,781
Purchase price consideration for 81.5% controlling interest	$38,684
Total consideration value	$47,465
Historical Book value of net assets acquired	41,061
Estimated Goodwill	$6,404

(a)	Reflects the issuance of 57,000 shares of ASSAC Series A preferred stock in consideration of a controlling interest (81.5%) in Allied Provident Insurance Company Ltd. and elimination of all components of the historical shareholders equity of Amalphis. This also reflects the excess of the purchase price over the estimated fair value of the net assets acquired. The Series A preferred shares, which are convertible into 7.6 million ASSAC ordinary shares, valued using the most recent bid price of ASSAC Ordinary Shares ($9.91), adjusted for the dilution, which results in an adjusted fair value of approximately $5.09.
(b)	Reflects the $325,000 in estimated costs related to professional fees to attorneys, accountants and other advisors in connection with the Amalphis Acquisition.
(c)	Reflects the release of ASSAC’s restricted cash held in trust and the transfer of the balance to cash and cash equivalents, assuming that no shareholders of ASSAC seek to convert their shares into a pro rata share of the trust account.
(d)	Reflects the reclassification of the conversion value of ASSAC ordinary stock subject to possible redemption, which is classified as mezzanine under US GAAP, to liabilities in accordance with IFRS.
(e)	Reflects the reclassification of the conversion value of ASSAC ordinary shares and par value subject to possible redemption to additional paid in capital assuming no ASSAC ordinary shareholders exercise their redemption rights.
(f)	Reflects $3.45 million payment due on deferred underwriters fee upon consummation of the Business Combination.

ASIA SPECIAL SITUATION ACQUISITION CORP.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 4 — ADJUSTMENTS FOR THE AMALPHIS ACQUISITION  – (continued)

(g)	Reflects the repayment of ASSAC promissory notes that were payable on the earlier of January 16, 2010 or consummation of a business combination.
(h)	To reflect the $3.2 million White Energy termination fee received by ASSAC.
(i)	Eliminates all components of the historical equity of Amalphis.
(j)	Reflects the sale of 5,413,333 ASSAC restricted Ordinary Shares to management of ASSAC in consideration of a limited recourse promissory note in the amount of $20.3 million ($3.75 per share). The difference in the adjusted fair value of the $5.09 (see 5a above) to the $3.75 sale price aggregates to approximately $7.3 million. This amount will be charged to earnings.
(k)	Reflects the payment to Roth Capital Partners LLC compensation for (i) expense reimbursement for the current transaction, (ii) expense reimbursement related to advising on prior ASSAC transactions and (iii) a transaction advisory fee and equal to 1% of the total transaction. Such fees aggregate approximately $8,234,000. The Company has the option to deliver ordinary shares in satisfaction of this amount and approximately 1,098,000 shares are assumed to be issued. An additional 55,000 ordinary shares would be issued to Roth Capital for a total share issuance of 1,152,400 if the Company purchases the Stillwater Matrix Cayman Funds (discussed in Note 6).
(l)	Reflects the costs related to a consultant in connection with advising on the deal. Such fee is payable through the issuance of 125,000 ordinary shares which were valued at approximately $938,000 and payment of $100,000 in cash.
(aa)	Reflects the elimination of annual interest income as a result of a reduction in cash and cash equivalents.
(bb)	Reflects the elimination of borrowing costs.
(cc)	Reflects adjustments necessary to the historic weighted average number of shares outstanding to reflect the Amalphis Acquisition. The calculation converts 57,000 ASSAC Series A Preferred Shares to 7,600,000 ASSAC ordinary shares.

NOTE 5 — ADJUSTMENTS FOR THE NORTHSTAR ACQUISITION

ASSAC has entered into an agreement to acquire for $7 million in cash, all of the equity of Northstar Holdings Group, Inc., a Bermuda corporation (“Northstar”), which owns 100% of Northstar Reinsurance Ltd., a Bermuda corporation (“Northstar Re Bermuda”) and Northstar Reinsurance Ltd., a corporation organized under the laws of Ireland (“Northstar Re Ireland” and with Northstar Re Bermuda, the “Northstar Insurance Companies”). The proposed transaction with Northstar is subject to a number of conditions, including (i) execution of mutually acceptable agreements, (ii) regulatory approvals in Ireland, (iii) the renegotiation or replacement of certain letters of credit and a line of credit aggregating $55.0 million issued by a Commerzbank to Northstar and its subsidiaries by not later than June 30, 2010, and (iv) the return by June 30, 2010 of approximately $120.0 million of assets contributed to the Northstar Insurance Companies by certain investor stockholders of Northstar.

The Northstar Acquisition will be accounted for under the purchase method of accounting in accordance with IFRS 3R. Under the purchase method of accounting, the total estimated purchase price, as calculated in the table below, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction. Any excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill.

ASIA SPECIAL SITUATION ACQUISITION CORP.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 5 — ADJUSTMENTS FOR THE NORTHSTAR ACQUISITION  – (continued)

The preliminary determination and allocation of purchase price, which is subject to further management review and may change materially between the preliminary valuation date and the closing date of the Business Combination. The final allocation of purchase price will be based on appraisals of the fair value of assets and liabilities acquired. The preliminary allocation is as follows:

Amount
(‘000)
Purchase price(a)	$7,000
Historical book value of net assets as of June 30, 2009	$121,583
Less: Investment assets not acquired in transaction(e)	$(120,000)
Adjusted net assets required	$1,583
Estimated goodwill(d)	$5,417

(a)	Reflects the $7.0 million in consideration for the purchase of Northtar equity.
(b)	Reflects the costs related to professional fees to attorneys, accountants and other advisors in connection with the Northstar Acquisition.
(c)	Reflects the elimination of all components of the historical shareholders’ equity of the Northstar.
(d)	Reflects the excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets).
(e)	Reflects the reduction of $120 million in investments not acquired.

NOTE 6 — ADJUSTMENTS FOR THE STILLWATER FUNDS AND WIMBLEDON FUNDS ASSET PURCHASE

ASSAC has entered into a series of agreements to acquire the assets of a number of investment funds formed in Delaware (the “Stillwater Domestic Funds”) and the Cayman Islands (the “Stillwater Offshore Funds” and with the Stillwater Domestic Funds, the “Stillwater Funds”), that make investments in asset backed loans, real estate and diverse investments in other hedge funds (sometimes referred to as “fund of funds”). Stillwater Capital Partners, Inc. (“Stillwater”) is the investment manager and, through an affiliated entity, the general partner of the Stillwater Funds. ASSAC will acquire, through merger transactions, 100% of the equity of the Stillwater Domestic Funds and, through asset purchase agreements, substantially all of the assets, subject to assumption of the liabilities, of the Stillwater Offshore Funds. The estimated total net asset value (or “NAV”) of all of the Stillwater Funds as at December 31, 2009, is expected to be approximately $588 million. The pro forma financial statements assume that the appraised value of the net assets acquired will be approximately $541 million. The term “NAV” is defined to mean (a) the aggregate fair market values of the assets of the applicable Stillwater Fund(s) (including loan participations), calculated (i) as to the Stillwater lending funds and the Stillwater real estate funds (both Delaware and Cayman) at the lower of original investment cost or market value, and (ii) as to the Stillwater fund of funds (both Delaware and Cayman) at the market value of the portfolios of the investee-Funds, as at December 31 2009, less (b) any liabilities or obligations of such Stillwater Fund(s) as at December 31, 2009.

The sole consideration for the acquisition of the Stillwater Funds will be the issuance of approximately 542,045 additional ASSAC Preferred Shares, having the same terms and conditions as the ASSAC Preferred Shares being issued for the controlling equity in Allied Provident. However, the number of Conversion Shares (based on the $7.50 per share conversion price) that will be issuable on July 31, 2010 to the partners of the Stillwater Domestic Funds and to the Stillwater Offshore Funds (or their shareholders) will be based upon the audited and appraised NAV of each of the Stillwater Funds and subject to a post closing adjustment. It is anticipated that the estimated $588 million NAV of the Stillwater Funds, following such NAV appraisals will be reduced to approximately $541 million, and the aggregate number of Conversion Shares will be approximately 72,170,000 ASSAC ordinary shares.

ASIA SPECIAL SITUATION ACQUISITION CORP.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 6 — ADJUSTMENTS FOR THE STILLWATER FUNDS AND WIMBLEDON FUNDS ASSET PURCHASE  – (continued)

In addition to its acquisition of the Stillwater Funds, prior to January 23, 2010, Allied Provident will acquire all of the net assets of the Wimbledon Master Finance Fund Ltd., a Cayman Island fund of funds (the “Wimbledon Fund”), consisting of approximately $114.0 million of estimated NAV that invests in other hedge funds. ASSAC will issue additional ASSAC Preferred Shares based on the estimated NAV ($114.0 million) of the Wimbledon Fund. The 114,000 ASSAC Preferred Shares will also contain the same post-closing NAV Appraisal and audit adjustments and conversion terms as the Series A Preferred Shares issuable in connection with the Stillwater Funds transactions. Assuming that, as a result of such post-closing NAV Appraisal and audit adjustments, the appraised NAV of the Wimbledon Fund remains approximately $114.0 million, at total of 15,200,000 ordinary shares will be issued to the Wimbledon Fund or its shareholders and 4,000,000 ordinary shares will be issued to the holders of the additional securities transferred to Allied Provident.

Following the Closing, ASSAC may also enter into separate asset or share purchase agreements to acquire all or certain of the net assets or securities of the Stillwater Matrix Cayman Funds. The estimated unaudited net asset value of this fund at December 31, 2009 is approximately $127.0 million. To the extent that ASSAC acquires such net assets or securities, they would be acquired at 90% of their estimated unaudited net asset values and ASSAC would issue a maximum of 114,300 Preferred Shares in exchange thereof, which will be convertible into approximately 15,240,000 ordinary shares. The pro forma does not include an adjustment for this scenario.

(a)	To record the issuance of 541,275 Series A Preferred Shares for the purchase of $541 million in Stillwell net assets which are expected to be converted into 72,170,000 ASSAC Ordinary Shares.
(b)	To record the issuance of 114,000 Series A Preferred Shares, for the purchase of $114 million in Wimbledon net assets and the issuance of 30,000 Series A Preferred Shares for the purchase of additional assets. The 144,000 of Series A Preferred Shares are convertible into 19,200,000 ordinary shares.
(c)	To reflect the estimated $14.6 million in estimated costs related to professional fees to attorneys, accountants and other advisors in connection with the Stillwater and Wimbledon Asset Purchase. Such payment consists of $12.6 million in cash and delivery of approximately 266,667 ASSAC Ordinary Shares having an aggregate value of $2 million.
(d)	Reflects $24 million in accrued and unpaid management fees and incentive fees earned in connection with their prior management of the Stillwater Funds. This amount will be paid after Closing out of available cash flows as approved by ASSAC.
(aa)	To record Stillwell management fee due on the average NAV.

NOTE 7 — ADJUSTMENTS FOR SHARE BUY BACK/REDEMPTION

ASSAC is required to seek the approval of its shareholders prior to consummating the Business Combination. In the event that 35% or more of the outstanding stock (excluding, for this purpose, 2,500,000 ordinary shares issued prior to ASSAC’s initial public offering) vote against the Business Combination and elect to exercise their redemption rights, the Business Combination will not be consummated. In the event the Business Combination is consummated, public shareholders voting against the Business Combination will be entitled to redeem their stock for a pro rata share of the aggregate amount of cash then on deposit in the Trust Account, including their pro rata portion of the deferred underwriting discount and any interest earned on the Trust Account. At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding the Company or its securities, the Company’s sponsor, directors and officers, and/or their respective affiliates may negotiate arrangements to purchase Public Shares in private transactions from institutional and other sophisticated investors, or execute agreements to purchase such shares from them in the future, or they or the Company may enter into transactions with such persons and others to

ASIA SPECIAL SITUATION ACQUISITION CORP.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 7 — ADJUSTMENTS FOR SHARE BUY BACK/REDEMPTION  – (continued)

provide them incentives for acquiring Public Shares and voting such Public Shares in favor of the Acquisition Proposal. Such transactions might include.

•	Agreements with certain holders of Public Shares pursuant to which the Company (or such other party set forth above) would agree to purchase Public Shares from such holders immediately after the closing of the Transactions for the price and fees specified in the agreements; or
•	Agreements with third parties pursuant to which the third parties would purchase Public Shares at any time following the filing of this proxy statement through the closing of the vote on the Acquisition Proposal at the Meeting. Such arrangements would also provide for the Company (or such other party set forth above), immediately after the closing of the Transactions, to purchase from third parties all of the Company securities owned by them for the price and fees specified in the agreements.

Funds released from the Trust Account upon consummation of the Transactions may be used to purchase the Public Shares. ASSAC has retained a proxy solicitor and an investment bank (Roth Capital) in this endeavor. The following adjustments assume that 65% of ASSAC’s public shares outstanding prior to the vote are either purchased or redeemed. The purchased shares will be repurchased by ASSAC after the close of the Business Combination.

(a)	These adjustments reflect the repurchase of 7,475,000 of ASSAC Ordinary shares. Upon the closing of the Business Combination and release of funds from the Trust, ASSAC would repurchase these shares upon receipt from holders.
(b)	ASSAC expects that it would have to pay fees, assumed to be a 1% transaction fee, on any amounts purchased (approximately $748,000 assuming 7,475,000 shares are repurchased at the redemption value of $10.00).

ASIA SPECIAL SITUATION ACQUISITION CORP.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS OF ASIA SPECIAL SITUATION ACQUISITION CORP.
AUDITED ANNUAL FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm	F-3
Balance Sheets as of December 31, 2008 and 2007 (audited)	F-4
Statements of Operations for the year ended December 31, 2008 and the periods March 22, 2007 (inception) to December 31, 2007 and 2008 (audited)	F-5
Statements of Cash Flows for the year ended December 31, 2008 and the periods March 22, 2007 (inception) to December 31, 2007 and 2008 (audited)	F-6
Statements of Shareholders’ Equity for the period March 22, 2007 (inception) to December 31, 2008 (audited)	F-7
Notes to Financial Statements (audited)	F-8 – F-19
UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS:
Condensed Balance Sheets as of June 30, 2009 (unaudited) and December 31, 2008	F-20
Condensed Statements of Operations for the three and six months ended June 30, 2009 and 2008 and for the period from March 22, 2007 (inception) to June 30, 2009	F-21
Condensed Statements of Cash Flows for the six months ended June 30, 2009 and 2008 and for the period from March 22, 2007 (inception) to June 30, 2009	F-22
Condensed Statements of Shareholders’ Equity for the period from March 22, 2007 (inception) to June 30, 2009	F-23
Notes to Unaudited Condensed Financial Statements	F-24 – F-37
INDEX TO FINANCIAL STATEMENTS OF NORTHSTAR GROUP HOLDINGS, LTD.
Report of Independent Registered Public Accounting Firm	F-39
Consolidated Balance Sheets at March 31, 2007 and 2006	F-40
Consolidated Statements of Operations and Comprehensive Income for the year ended March 31, 2007 and the period from July 1, 2005 to March 31, 2006	F-41
Consolidated Statements of Changes in Shareholders’ Equity for the year ended March 31, 2007 and the period from July 1, 2005 to March 31, 2006	F-42
Consolidated Statements of Cash Flows for the year ended March 31, 2007 and the period from July 1, 2005 to March 31, 2006	F-43
Notes to Consolidated Financial Statements	F-45 – F-57
Directors and Other Information	F-60
Directors Report for the year ended March 31, 2008	F-61
Report of Independent Registered Public Accounting Firm	F-66
Group Profit and Loss Account, Technical Account – Life Assurance Business for the year ended March 31, 2008	F-68
Group Profit and Loss Account, Non-Technical Account, for the year ended March 31, 2008	F-69
Group Balance Sheet at March 31, 2008	F-70
Company Balance Sheet at March 31, 2008	F-72
Group Cash Flow Statement for the year ended March 31, 2008	F-74
Notes to the Financial Statements for the year ended March 31, 2008	F-75 – F-93
Directors and Other Information	F-96
Directors Report for the year ended March 31, 2009	F-97
Group Profit and Loss Account, Technical Account – Life Assurance Business for the year ended March 31, 2009	F-102

Group Profit and Loss Account, Non-Technical Account, for the year ended March 31, 2009	F-103
Group Balance Sheet at March 31, 2009	F-104
Company Balance Sheet at March 31, 2009	F-106
Group Cash Flow Statement for the year ended March 31, 2009	F-108
Notes to the Financial Statements for the year ended March 31, 2009	F-109 – F-126
Consolidated Balance Sheet at September 30, 2009	F-127
Consolidated Statement of Earnings for the six-months ended September 30, 2009 and the year ended March 31, 2009	F-128
Consolidated Statement of Changes in Shareholders’ Equity for the six-months ended September 30, 2009 and the year ended March 31, 2009	F-129
Schedule of Operating Expenses for the six-months ended September 30, 2009 and the year ended March 31, 2009	F-130
INDEX TO FINANCIAL STATEMENTS OF AMALPHIS GROUP, INC.
Report of Independent Registered Public Accounting Firm	F-131
Consolidated Balance Sheets as of December 31, 2008 and December 31, 2007	F-132
Consolidated Statements of Operations for the period November 9, 2007 (inception) through December 31, 2007 and the year ended December 31, 2008	F-133
Consolidated Statements of Stockholders’ Equity for the period November 9, 2007 (inception) through December 31, 2007 and the year ended December 31, 2008	F-134
Consolidated Statements of Cash Flows for the period November 9, 2007 (inception) through December 31, 2007 and the year ended December 31, 2008	F-135
Notes to Consolidated Financial Statements	F-136 – F-147
INDEX TO FINANCIAL STATEMENTS OF RINEON GROUP, INC.
Consolidated Balance Sheets at September 30, 2009 (unaudited) and December 31, 2008 (audited)	F-148
Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2009 and 2008 (unaudited)	F-149
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2009 and 2008 (unaudited)	F-150
Notes to Unaudited Consolidated Financial Statements	F-151 – F-160

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Asia Special Situation Acquisition Corp.

We have audited the accompanying balance sheets of Asia Special Situation Acquisition Corp. (a corporation in the development stage) (the “Company”) as of December 31, 2008 and 2007 and the related statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2008 and the periods from March 22, 2007 (inception) to December 31, 2007 and from March 22, 2007 (inception) through December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s articles of association provides for mandatory liquidation of the Company in the event that the Company does not consummate a business combination (as defined) prior to July 16, 2009, or by January 16, 2010 if certain extension criteria have been satisfied. This condition raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Special Situation Acquisition Corp. (a corporation in the development stage) as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and the periods from March 22, 2007 (inception) to December 31, 2007 and from March 22, 2007 (inception) through December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 30, 2009

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

BALANCE SHEETS

	December 31,
	2008	2007
ASSETS
Current assets
Cash and cash equivalents	$96,000	$194,000
Prepaid expenses	120,000	248,000
Total current assets	216,000	442,000
Other assets
Investment in Trust Account	115,000,000	—
Deferred finance costs, net	672,000	—
Deferred offering costs	—	593,000
Total other assets	115,672,000	593,000
	$115,888,000	$1,035,000
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses (including approximately $264,000 payable to the Company’s former Chief Executive officer)	$524,000	$513,000
Note payable together with accrued interest	501,000	—
Line of credit, shareholder	—	500,000
Total current liabilities	1,025,000	1,013,000
Non-current liabilities, deferred underwriters’ fee net of redemption	3,450,000	—
Ordinary shares subject to redemption, 4,024,999 shares at redemption, approximately $10 per share	40,250,000	—
Commitments and contingencies
Shareholders’ equity
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued
Ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 14,000,000 and 2,500,000 shares issued and outstanding, respectively	1,000	—
Additional paid-in capital	71,036,000	25,000
Retained earnings (deficit) accumulated during the development stage	126,000	(3,000)
Total shareholders’ equity	71,163,000	22,000
	$115,888,000	$1,035,000

See accompanying notes to financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

	Year ended December 31, 2008	March 22, 2007 (date of inception) to
		December 31, 2007	December 31, 2008
Revenue	$—	$—	$—
Costs of acquisition not completed	978,000	—	978,000
Formation and operating costs	924,000	6,000	930,000
Loss from operations	(1,902,000)	(6,000)	(1,908,000)
Other income (expense):
Interest income from Trust Account	2,054,000	—	2,054,000
Other interest income	—	3,000	3,000
Interest expense	(23,000)	—	(23,000)
Net income (loss) applicable to ordinary shareholders	$129,000	$(3,000)	$126,000
Weighted average number of ordinary shares outstanding, excluding ordinary shares subject to possible redemption:
Basic	9,506,000	2,500,000	6,434,000
Diluted	12,245,000	2,500,000	7,972,000
Net income (loss) per ordinary share excluding shares subject to possible redemption:
Basic	$0.01	$(0.00)	$0.02
Diluted	$0.01	$(0.00)	$0.02
Weighted average number of ordinary shares outstanding subject to possible redemption:	3,772,000		2,118,000
Net income per ordinary share for shares subject to possible redemption:	$0.00		0.00

See accompanying notes to financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2008	March 22, 2007 (date of inception) to
		December 31, 2007	December 31, 2008
Cash flows from operating activities
Net income (loss)	$129,000	$(3,000)	$126,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of deferred finance costs	9,000		9,000
Increase (decrease) in cash attributable to change in current assets and liabilities:
Prepaid expenses	128,000	(248,000)	(120,000)
Accounts payable and accrued expenses and other	272,000	253,000	525,000
Net cash provided by operating activities	538,000	2,000	540,000
Cash flows used in investing activities:
Change in investment in Trust account	(115,000,000)	—	(115,000,000)
Cash flows from financing activities
Proceeds from line of credit, shareholder	—	500,000	500,000
Proceeds from offering of 11,500,000 Units in initial public offering	115,000,000	—	115,000,000
Proceeds from sale of warrants to purchase 5,725,000 ordinary shares to founders	5,725,000	—	5,725,000
Payments of offering costs	(6,345,000)	(333,000)	(6,678,000)
Payment of line of credit, shareholder	(500,000)	—	(500,000)
Proceeds from note payable	690,000	—	690,000
Payment of notes payable	(190,000)	—	(190,000)
Payment of financing costs	(16,000)	—	(16,000)
Proceeds from issuance of ordinary shares to founders	—	25,000	25,000
Net cash provided by financing activities	114,364,000	192,000	114,556,000
Net increase (decrease) in cash and cash equivalents	(98,000)	194,000	96,000
Cash and cash equivalents, beginning of period	194,000	—	—
Cash and cash equivalents, end of period	$96,000	$194,000	$96,000
Supplemental schedule of non-cash financing activity:
Accrued offering costs	$—	$260,000	$24,000
Deferred underwriters’ fee	$3,450,000	$—	$3,450,000
Shares assigned in connection with debt financing	$665,000	$—	$665,000
Supplemental disclosure of cash flow information:
Cash paid for interest	$2,000	$—	$2,000

See accompanying notes to financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF SHAREHOLDERS’ EQUITY
For the period March 22, 2007, (date of inception) to December 31, 2008

	Ordinary Shares		Additional Paid-in Capital	Retained Earnings/ (Deficit) Accumulated During Development Stage	Total Shareholders’ Equity
	Shares	Amount
Ordinary shares issued to founders at $0.01 per share on March 23, 2007	2,500,000	$—	$25,000	$—	$25,000
Net loss for the period	—	—	—	(3,000)	(3,000)
Balances, at December 31, 2007	2,500,000	—	25,000	(3,000)	22,000
Sale of 10,000,000 units on January 23, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 3,499,999 shares subject to possible redemption)	10,000,000	1,000	99,999,000	—	100,000,000
Sale of 1,500,000 units in underwriters overallotment option on January 30, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 525,000 shares subject to possible redemption)	1,500,000	—	15,000,000	—	15,000,000
Underwriter’s discount and offering costs related to the public offering (includes $3,450,000 payable upon a business combination)	—	—	(10,128,000)	—	(10,128,000)
Sale of warrants to purchase 5,725,000 ordinary shares at $1 per warrant on January 23, 2008 to a founding shareholder	—	—	5,725,000	—	5,725,000
Ordinary shares sold in the public offering subject to redemption (4,024,999 shares at redemption value)	—	—	(40,250,000)	—	(40,250,000)
Shares assigned in connection with debt financing	—	—	665,000		665,000
Net income for the period	—	—	—	129,000	129,000
Balances, at December 31, 2008	14,000,000	$1,000	$71,036,000	$126,000	$71,163,000

See accompanying notes to financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 1 — BASIS OF PRESENTATION, DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND GOING CONCERN

Asia Special Situation Acquisition Corp. (a corporation in the development stage) (the “Company”) was formed under the laws of the Cayman Islands for the purpose of acquiring, engaging in a capital stock exchange with, purchasing all or substantially all of the assets of, or obtaining a majority interest through contractual arrangements, of one or more unidentified operating businesses. The Company intends to acquire all or a controlling interest in the equity of such operating business or businesses. In addition, the Company will only acquire a business or businesses that, upon completion of the Company’s initial business combination, will be its majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940. If the Company’s initial business combination involves a transaction in which it acquires less than a 100% interest in the target company, the value of that interest that the Company acquires will be equal to at least 80% of the balance in the Trust Account (excluding deferred underwriting discounts and commissions). In all instances, the Company would control the target company. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting By Development Stage Enterprises,” and is subject to the risks associated with activities of development stage companies.

At December 31, 2008, the Company had not commenced any operations or generated revenue. All activity through December 31, 2008 relates to the Company’s formation, capital raising, the initial public offering (the “Offering”) described in Note 7 below and efforts to locate a suitable acquisition target. Following the Offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest. The Company generates non-operating income in the form of interest income on investments held in a Trust Account, as described below, from the proceeds of the Offering.

The Company’s intent has been to identify prospective acquisitions that are located in or providing products or services to customers located in Asia (including Australia). The Company’s efforts to identify a prospective target business will not be limited to a particular industry or area in Asia, although the Company initially intended to focus efforts on acquiring an operating business in the leisure and hospitality and financial services industries, that is located in or providing products or services to consumers in China. In evaluating a prospective target business, the Company will consider, among other factors, the financial condition and results of operations; growth potential; experience and skill of management; availability of additional personnel; capital requirements; competitive position; barriers to entry into other industries; stage of development of the products, processes or services; degree of current or potential market acceptance of the products, processes or services; proprietary features and degree of intellectual property or other protection of the products, processes or services; regulatory environment of the industry; and costs associated with effecting the business combination. These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors, as well as other considerations deemed relevant by the Company in effecting a business combination consistent with its business objective. The Company’s operations, if a business combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

The registration statement for the Company’s Offering (as described in Note 7) was declared effective on January 16, 2008 and the Company consummated the Offering on January 23, 2008. Preceding the consummation of the Offering, an affiliate of the Company’s sponsor, which is an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and chairman, and Noble Investment Fund Limited, purchased warrants to purchase 5,725,000 ordinary shares at $1 per warrant in a private placement (the “Private Placement”) (see Note 8).

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 1 — BASIS OF PRESENTATION, DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND GOING CONCERN  – (continued)

Upon the closing of the Offering and overallotment, $114,250,000 of the proceeds from the Offering and the private placement have been placed in a trust account (the “Trust Account”) pursuant to an agreement with the underwriters. Of this amount, up to $110,800,000 may be used for the purpose of effecting a business combination, and up to $3,450,000 will be paid to the underwriters if a business combination is consummated, but will be forfeited by the underwriters if a business combination is not consummated. These funds will not be released until the earlier of the completion of a business combination or automatic dissolution and liquidation; provided, however, that the Company plans to draw the following amounts from the interest accrued on the trust account prior to, or upon the consummation of, a business combination or the Company’s liquidation: (i) taxes payable on interest earned and (ii) up to $2,000,000 of interest income to fund working capital. Prior to the release of interest income to fund working capital, the first $750,000 in interest earned on the amount held in the trust account has been used to cover the shortfall between the required amount to be held in trust, $115,000,000 ($10.00 per share), and the amount actually deposited upon the exercise of the underwriters overallotment, $114,250,000 ($9.93 per share).

The Company’s first business combination must be with a business or combination of businesses with a fair market value of at least 80% of the amount in the Company’s trust account, less deferred offering costs of $3,450,000 at the time of acquisition. In the event that shareholders owning 35% or more of the outstanding stock excluding, for this purpose, those persons who were shareholders prior to the Offering, vote against the business combination and request their redemption right as described below, the business combination will not be consummated. In the event that more than 20%, but less than 35% of the shares owned by the Company’s public shareholders vote against a proposed business combination and exercise their redemption rights, the Company is still required to complete a business combination whose fair market value is equal to at least 80% of the amount in the trust account at the time of such acquisition, and as a result of any such redemptions may have to issue debt or additional equity securities to consummate the business combination or otherwise may be forced to dissolve and liquidate the Company. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (the “Initial Shareholders”), have agreed to vote their 2,500,000 founding ordinary shares (See Note 11, “Subsequent Events”, for the terms of a repurchase of a portion of such shares) in accordance with the vote of the majority in interest of all other shareholders of the Company (the “Public Shareholders”) with respect to any business combination. Additionally, in the event that any of the Initial Shareholders acquire shares of the Company in connection with the initial public offering, or in the aftermarket, they have each agreed to vote in favor of any business combination.

With respect to the first business combination which is approved and consummated, any Public Shareholder who voted against the business combination may demand that the Company redeem his or her shares. The per share redemption price will equal the amount in the trust account as of the record date for determination of shareholders entitled to vote on the business combination divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding one share less than 35% of the aggregate number of ordinary shares owned by all Public Shareholders may seek redemption of their shares in the event of a business combination. Such Public Shareholders are entitled to receive their per share interest in the trust account computed without regard to the shares held by Initial Shareholders.

Without the prior written consent of at least 95% of the Company’s outstanding ordinary shares, the Company’s Amended and Restated Memorandum and Articles of Association provides for mandatory liquidation of the Company, without shareholder approval, in the event that the Company does not consummate a business combination by July 16, 2009, which date has been extended to January 16, 2010 as the result of certain extension criteria having been satisfied.

The shares owned by the Initial Shareholders are being held in an escrow account maintained by the trustee, acting as escrow agent, for up to three years.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Development stage company

The Company complies with the reporting requirements of SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers money market and mutual fund accounts as well as all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Net loss (loss) per ordinary share

The Company complies with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share.” Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Net income (loss) per ordinary share, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and would then share in the earnings of the Company except where the result would be antidilutive. For the year ended December 31, 2008 and for the period from March 22, 2007 (date of inception) to December 31, 2008, the effect of the 17,225,000 warrants outstanding (including 5,725,000 warrants issued in connection with the Private Placement) have been considered in the calculation of fully diluted income per share under the treasury stock method. The effect of the 475,000 units issued to the underwriters (see Note 7) were excluded from the calculation as the effect would be anti-dilutive. For the period from March 22, 2007 (inception) to December 31, 2007, the Company did not have any dilutive securities, therefore diluted loss per ordinary share is equal to basic loss per ordinary share for the period.

The Company’s statement of operations includes a presentation of net income per share for ordinary shares subject to possible conversion in a manner similar to the two-class method of net income per share. Net income per ordinary share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to ordinary shares subject to conversion (nil for the year ended December 31, 2008 and for the period from March 22, 2007 (inception) to December 31, 2007 and 2008) by the weighted average number of ordinary shares subject to possible conversion.

Fair value of financial instruments

The carrying amounts of the Company’s assets and liabilities, which qualify as financial instruments under SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” approximates their fair value represented in the accompanying balance sheet, due to their short-term maturities.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000, and investments held in a trust account with a financial institution. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Preferred shares

The Company is authorized to issue 1,000,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

Redeemable ordinary shares

If the Company’s initial Business Combination is approved, Public Shareholders voting against the Business Combination will be entitled to convert their ordinary shares into a pro rata share of the aggregate amount then on deposit in the trust account, including their pro rata portion of the deferred underwriting discount and any interest income earned on the trust account, net of (1) income taxes payable on the interest income on the trust account and (2) up to $2,000,000 of interest earned on the trust account balance which will be available to the Company, net of income taxes payable on this amount, to fund working capital requirements. The per share conversion price was $10.00 at December 31, 2008.

The Company accounts for redeemable ordinary shares in accordance with Emerging Issue Task Force D-98 “Classification and Measurement of Redeemable Securities.” Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. The Company recognizes changes in the redemption value immediately as they occur and will adjust the carrying value of the redeemable ordinary shares to equal its redemption value at the end of each reporting period.

Deferred finance costs

Deferred financing costs include amounts paid to lenders and others to obtain financing. Such costs are capitalized and amortized using the straight-line method over the term of the related loan, which approximately the effective interest rate method. Amortization of deferred financing costs is included in interest expense in our accompanying statements of operations.

Income taxes

In accordance with SFAS 109, “Accounting for Income Taxes”, the Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount to be realized.

Under current Cayman Islands laws, the Company is not subject to income taxes or capital gains, and there is no Cayman Islands withholding tax imposed upon payments of dividends by the Company to its shareholders. In the future, the Company’s tax rate will be impacted by acquisitions of non-Cayman subsidiaries governed by the respective local income tax laws. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Foreign Currency Translation

In accordance with SFAS 52, “Foreign Currency Translation”, foreign currency balance sheet items will be translated using the end of period exchange rates, and statement of operations items will be translated at the transaction date at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within shareholders’ equity.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

As of December 31, 2008 and 2007, there were no local currency financial statements and, therefore, no such gains or losses were recognized in the statement of operations and no translation adjustments were recognized in shareholders’ equity.

NOTE 3 — FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company implemented SFAS No. 157, Fair Value Measurement, or SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, this standard will have on its non-financial assets and liabilities.

The adoption of SFAS 157 to the Company’s financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment in Trust Account	$115,000,000	$115,000,000	$—	$—
Cash equivalent	96,000	96,000	—	—
Total	$115,096,000	$115,096,000	$—	$—

The fair values of the Company’s cash equivalent and investments held in the Trust Account are determined through market, observable and corroborated sources.

NOTE 4 — INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES

The Company periodically invests in United States Treasury bills and classifies such bills as held-to-maturity securities in accordance with SFAS No. 115, “Accounting for Certain Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. During portions of 2008, investment securities in the Company’s trust account consisted of a US dollar denominated Institutional Money Market Fund whose objective is to provide investors with as high a level of current income in U.S. dollars as is consistent with the preservation of capital and liquidity by investing in a diversified portfolio of high quality U.S. dollar denominated short-term money market instruments. During 2008, investments also included repurchase agreements, time deposits, commercial paper, certificates of deposit, medium term notes and floating rate notes rated A-1/P-1 or better with a maximum weighted average maturity of 60 days.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 4 — INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES  – (continued)

Investment securities in the Company’s Trust Account at December 31, 2008 consist of an investment in a Municipal Obligations mutual fund account (approximately $115,000,000 at December 31, 2008) which is recorded at cost, which approximates fair value, and adjusted for income distributions which occur monthly.

During the year ended December 31, 2008 and for the period from March 22, 2007 (inception) to December 31, 2008 approximately $60,000 was deducted from the Trust Account for withholding of taxes which are not likely to be recovered. As such, this amount was charged to formation and operating costs during the year ended December 31, 2008. Through December 31, 2008, the first $750,000 of trust income was retained (see Note 1) and approximately $1,244,000 of trust income had been transferred to fund working capital of the Company.

NOTE 5 — ACQUISITION ACTIVITY AND COST OF ACQUISITION NOT COMPLETED

White Energy

On December 17, 2008, the Company entered into an Acquisition Framework Agreement (the “Framework Agreement”) with White Energy Company Limited (“White Energy”) and Binderless Coal Briquetting Company Pty Limited, a wholly owned subsidiary of White Energy (“BCBC”). Under the terms of the Framework Agreement, the Company agreed to acquire, through an exchange of shares, White Energy’s South-East Asian business operated by its indirect wholly owned subsidiary, BCBC Singapore Pte Ltd. (“BCBC Singapore”). Upon completion of the transaction, it is anticipated that BCBC will issue to the Company 100% of the issued and outstanding share capital of BCBC Singapore (the “BCBC Singapore Exchange Shares”) in exchange for the Company’s issuance to BCBC of its ordinary shares (the “Company Exchange Shares”), to represent an estimated 56% of the issued and outstanding ordinary shares of the Company after giving effect to the share exchange. The Company’s existing shareholders will retain the remaining ordinary shares, representing an estimated 44% of the issued and outstanding shares of the Company, subject to adjustment.

On March 12, 2009, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with White Energy and White Energy Technology Limited (“WET”). Based in Sydney, Australia, White Energy, an Australian corporation, is a public company traded on the Australian Stock Exchange. WET is a wholly-owned subsidiary of White Energy. As used herein, all dollar amounts are reflected in United States dollars. The agreed upon exchange rate in the Agreement is (AUS) $1.00 which equals (USD) $0.66.

Since the date of execution of the Share Exchange Agreement, a number of events have occurred which, in the opinion of both the board of directors of White Energy and the Company, have had a significant impact on the valuation metrics used in determining the appropriate consideration for the transaction. Since March 2009, the White Energy Market Value has increased significantly as it has continued to achieve designated milestones, as evidenced by:

•	White Energy and Bayan Resources Limited have successfully completed construction of the world’s largest clean coal upgrading plant at Bayan’s Tabang mine in East Kalimantan, Indonesia. The plant has the capacity to produce 1.0 million tons per annum of upgraded coal and is currently being commissioned;
•	White Energy and Peabody Energy Inc. (the largest coal company in the United States) signed a Joint Development Agreement in May 2009 regarding the formation of a partnership to jointly construct and operate 20 million tons per annum of binderless coal briquetting plants in North America. Once definitive transaction documents have been finalized, the partnership will be 55% owned by White Energy and 45% owned by Peabody with capital costs shared in proportion to the parties respective equity interests. In addition, Peabody now has a right to acquire a 14.9% equity interest in White Energy;

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 5 — ACQUISITION ACTIVITY AND COST OF ACQUISITION NOT COMPLETED  – (continued)

•	White Energy and Bayan Resources agreed in May 2009 to increase the target production capacity of their joint venture, PT Kaltim Supacoal (“KSC”) from 5 million to 15 million tons per annum. As regards the funding of this increase in targeted capacity, KSC is in the final stages of selecting a bank to underwrite the financing of the next 4.0 million ton phase of the project;
•	White Energy has successfully raised (Australian) $55 million in a private placement of its shares to local and overseas institutions conducted over a 24 hour book-build period at the end of May 2009;
•	coal prices globally have increased between 15% to 20% since signing of the Share Exchange Agreement; and
•	there has been significant interest shown in clean coal activity over the past few months as a direct consequence of the growing realization of the importance of creating a cleaner fuel to satisfy environment concerns. The Clean Energy Bill in the US and similar initiatives in other parts of the world have put an even greater emphasis on the importance of clean coal technologies like the White Energy process.

As a result of the above developments and other factors, the terms of the transaction have been adjusted with the concurrence of the respective financial advisors to White Energy and the Company, and on August 17, 2009, the Company and White Energy entered into a merger implementation agreement, as subsequently amended on August 28, 2009 and October 9, 2009 (the “Merger Agreement”). The Merger Agreement replaced and superseded the terms of the March 12, 2009 Exchange Agreement. Under the terms of the Merger Agreement:

The Company or a wholly-owned subsidiary of the Company will acquire all of the outstanding shares of White Energy. As a result White Energy and all of its direct and indirect subsidiaries (including White Energy Technologies (“WET”) will become direct and indirect subsidiaries of the Company. A significant difference between the terms of the Merger Agreement and the Exchange Agreement is that the Company will acquire White Energy and all of its operating subsidiaries, including WET and its subsidiaries relating to the coal upgrading technology.

The merger consideration payable to the White Energy shareholders will be paid in ordinary shares of the Company and in the form of Company options and convertible securities to the holders of all White Energy options and White Energy convertible debentures that are exercisable at and convertible into Company ordinary shares. The Company and White Energy agreed that the valuation of White Energy immediately prior to the merger will be fixed at approximately $480.7 million (the “White Energy Total Value”), representing the estimated 192,277,902 White Energy common shares at a value of USD $2.50 per share (the “White Energy Per Share Value”). At closing, the White Energy shareholders will receive total consideration (the “Merger Consideration”) equal to that percentage of the total number of the Company ordinary shares to be outstanding immediately following closing of the merger as shall be determined by the amount by which (i) the White Energy Total Value bears to (ii) the “Combined Total Value.” The “Combined Total Value” is defined as the sum of (A) the White Energy Total Value and (B) the Company’s Adjusted Funds at Closing. The Company is required to have not less than $100.0 million of Adjusted Funds and not more than $140.0 million of Adjusted Funds available at Closing.

Accordingly, if the White Energy Total Value is USD $480.7 million and the Company’s available Adjusted Funds at Closing is $100.0 million, the Combined Total Value would be $580.7 million, and the White Energy shareholders would be entitled to receive in the merger transaction approximately 83% of the total number of the Company’s ordinary shares at closing, and the ordinary shares held by current Company shareholders would represent approximately 17% of the Company shares.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 5 — ACQUISITION ACTIVITY AND COST OF ACQUISITION NOT COMPLETED  – (continued)

The merger must be approved by a majority number of holders holding not less than 75% of the voting share capital of White Energy who vote on the transaction in person or by proxy at an extraordinary meeting of White Energy shareholders (the “White Energy Shareholders Meeting”). Similar approval will also be required from the holders of options in White Energy. If approved by both the White Energy shareholders and option holders, the acquisition of White Energy must then be approved by the Australian courts as an approved Scheme of Arrangement (the “Schemes”). Similarly, the acquisition of White Energy must be approved by holders of a majority of the 11,500,000 publicly traded voting ordinary shares of the Company who vote on the transaction in person or by proxy at an extraordinary meeting of the Company shareholders (the “the Company Shareholder Meeting”). Holders of the 2,500,000 insider the Company shares will vote in accordance with the majority public shareholder vote.

White Energy has advised that in September 2009 it will make court application to convene a special meeting to consider the Schemes and mail the Scheme Booklet (equivalent to a proxy statement) to the White Energy shareholders and option holders. The vote of the White Energy shareholders and option holders is scheduled to be held in October 2009, or such other date determined by the court. Assuming White Energy obtains the requisite shareholder and court approvals, the Company intends to hold the Company Shareholder Meeting in November 2009, and assuming it obtains the requisite approvals and complies with the other conditions applicable to a business combination company, the parties intend to consummate the transaction in December 2009.

In addition to White Energy and the Company obtaining the requisite court and shareholder approvals referred to above, the closing of the transactions under the Merger Agreement is subject to a number of other conditions, including.

(a)	entering into an agreement with White Energy debenture holders on terms acceptable to White Energy and the Company;
(b)	amending the memorandum and articles of organization of the Company to increase its authorized ordinary shares from 50.0 million shares to 250.0 million shares (or such other number as shall be mutually agreed upon), and changing the name of the Company to White Energy Coal Technology Corporation, or such other name as shall be mutually agreed upon;
(c)	redemptions by the Company public shareholders not exceeding 34.99% of the $115.0 million in the Company trust fund;
(d)	no material adverse changes in the businesses of White Energy and subsidiaries or our Company;
(e)	the approval of the listing of Company ordinary shares on the New York Stock Exchange, Inc. or maintaining the listing on the NYSE Alternext Exchange; and
(f)	the limitation of all investment banking fees and other transaction expenses payable by the Company to a maximum of $15.0 million or other amounts acceptable to both parties.

There can be no assurance that the above timetable will be met, that the requisite approvals of the Australian court and the shareholders of both White Energy and the Company will be obtained, or that the other conditions to closing (including those described above) will be complied with. As a result, there can be no assurances that the transactions contemplated by the Merger Agreement will be consummated.

ChinaTel

On July 8, 2008, the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with ChinaTel Group, Inc. (“ChinaTel”) and Trussnet USA, Inc. (“Trussnet”). The Stock Purchase Agreement provided for the investment by the Company into ChinaTel of between $201,675,000 and $270,000,000 at a price of $2.25 per share. All of the proceeds from the sale of the ChinaTel securities would have gone to ChinaTel, and no shareholders of ChinaTel would have sold their shares.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 5 — ACQUISITION ACTIVITY AND COST OF ACQUISITION NOT COMPLETED  – (continued)

On August 6, 2008, the Company, ChinaTel, Trussnet and George Alvarez amended and restated the Stock Purchase Agreement in its entirety, by executing an Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 (the “Amended Stock Purchase Agreement”). In addition to the Amended Stock Purchase Agreement, on August 6, 2008 the Company entered into an Agreement and Plan of Merger dated as of July 31, 2008 (the “Merger Agreement”) with ChinaTel, CHTL Acquisition Corp., a wholly owned subsidiary of the Company which was subsequently dissolved (“CHTL Acquisition”), George Alvarez, and the other principal shareholders of ChinaTel. Under the Merger Agreement, at the effective time of the merger, CHTL Acquisition was to be merged into ChinaTel, with ChinaTel as the surviving corporation of the merger (the “Merger”), as a result of which, ChinaTel would have become a wholly-owned subsidiary of the Company and the controlling stockholders of ChinaTel would have become controlling stockholder of the Company.

On November 3, 2008, pursuant to a Termination and Mutual Release Agreement (the “Termination Agreement”) with ChinaTel, the Company and ChinaTel agreed to terminate the Stock Purchase Agreement, the Amended and Restated Stock Purchase Agreement and the Merger Agreement (collectively, the “ChinaTel Agreements”) in their entirety. In addition, the parties agreed to release each other, and their respective officers, directors, employees, agents, shareholders, representatives and affiliates against any and all rights, claims, liabilities, demands, actions, proceedings and causes of action, in law or in equity, by reason of any matter, event, cause or thing whatsoever, including, but not limited to, the obligations of the parties under the ChinaTel Agreements. The Company elected to terminate the ChinaTel Agreements primarily due to the fact that the Company believed there were a number of unresolved regulatory due diligence issues in the People’s Republic of China relating to ChinaTel’s business model and the proposed transaction.

At December 31, 2008, the Company has incurred approximately $978,000 of costs associated with the ChinaTel and White Energy Agreements, which costs have been charged to expense in the year ended December 31, 2008.

NOTE 6 — NOTES PAYABLE

On December 16, 2008, the Company consummated a Funding Agreement (the “Agreement”) with a placement agent calling for loans of up to $1,250,000 pursuant to promissory notes (the “Notes”) that call for interest at 12% per year and mature on the earlier of (a) January 16, 2010 or (b) the consummation of a business combination satisfactory to the lender. The Notes are non-recourse to the amounts in Trust in favor of the Public Shareholders and are secured by the assignment of 100,000 shares of the Company’s stock that are owned by certain Initial Shareholders. Pursuant to the Agreement, $500,000 was borrowed under the Notes on December 26, 2008. The notes are secured by the interest earned in the Trust account up to $2,000,000. In connection with the financing, as an inducement, certain of the Company’s ordinary shares held by certain initial investors were assigned to the lenders and will be conveyed upon release from escrow. The value of these shares, $665,000 was treated as a capital contribution and the related financing costs will be amortized over the term of the loan. Pursuant to the Agreement, the Company is obliged to pay approximately $40,000 of costs associated with the agreement, proportionally with each draw down against the total. Such costs are included in deferred financing costs and amortized over the term of the loan.

On February 28, 2008, the Company consummated a Loan and Security Agreement (the “Agreement”) with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit to be used for working capital and general corporate purposes. On March 28, 2008, the Company drew down $190,000, and on June 8, 2008 the Company repaid $50,000, under the note payable and on July 3, 2008 the remaining $140,000 principal amount, plus interest, was repaid. Borrowings under the promissory note bore interest at the bank’s prime rate (the “Interest Rate”) or, upon the occurrence of a default by the Company, at a default rate equal to the Interest Rate plus 2%, and were secured by certain assets of the Company. No amounts were outstanding at December 31, 2008 under this arrangement.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 7 — INITIAL PUBLIC OFFERING

On January 23, 2008, the Company consummated the sale of 10,000,000 units (“Units”) at a price of $10.00 per unit. Each Unit consists of one of the Company’s $.0001 par value ordinary shares and one Redeemable Ordinary Share Purchase Warrant (“Warrant”). On January 30, 2008, an additional 1,500,000 Units were sold pursuant to a 45-day option granted to the underwriters to cover any over-allotments. Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $7.50 commencing on the later of: (i) the completion of business combination with a target, or (ii) January 16, 2009, and expiring on January 16, 2012. The Warrants may be redeemed by the Company, at a price of $0.01 per Warrant, upon thirty (30) days notice after the Warrants become exercisable, only in the event that the average sale price of the ordinary share is at least $14.25 per share for any twenty (20) trading days within a thirty (30) trading-day period ending on the third day prior to date on which notice of redemption is given. If the Company is unable to deliver registered ordinary shares to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless.

In connection with the Offering, the Company paid an underwriting discount of $4,600,000 (4.0%) and a non-accountable corporate finance fee of $1,150,000 (1%). An additional fee of $3,450,000 (3.0%) is payable upon the Company’s consummation of a business combination. The underwriters are not entitled to any interest accrued on the deferred fee and have agreed to forfeit their share of the deferred fee due them to the extent of shares redeemed by Public Shareholders.

In connection with the Offering, the Company has also sold to the underwriter, for $100 as additional compensation, an option to purchase up to a total of 475,000 units at a price of $12.50 per unit. The 475,000 units to be issued upon exercise of these options are identical to those sold in the Company’s Offering. The Company has accounted for this purchase option as a cost of raising capital and has included the instrument as equity in its financial statements. Accordingly, there is no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

The Company has estimated, based upon a Black Scholes model, that the fair value of the purchase option on the date of sale is approximately $0.78 per unit (a total value of $368,525), using an expected life of five years, volatility of 9.45% and a risk-free rate of 4.17%. The volatility calculation is based on the average volatility of 16 business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during the period from January 1, 2002 to September 26, 2007. Because the Company does not have a trading history, it needed to estimate the potential volatility of the unit price, which will depend on a number of factors which could not be ascertained at the time. The Company used these companies because management believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s units. Although an expected life of five years was used in the calculation, if the Company does not consummate a business combination within the prescribed time period and the Company is liquidated, the option will become worthless.

NOTE 8 — RELATED PARTY TRANSACTIONS

At December 31, 2008, the Company was obligated to its former chief executive officer for approximately $264,000 consisting of amounts advanced to pay certain costs on behalf of the Company in February 2008, together with approximately $12,000 of accrued interest at 5% per year as approved by the Board of Directors.

On March 23, 2007, the Company sold 2,500,000 ordinary shares to the Initial Shareholders for proceeds of $25,000.

On March 23, 2007, the Company entered into an unsecured $500,000 line of credit (the “Line”) with the majority shareholder of the Company, which is an entity whose chief executive officer is a director of the Company. The Line bore no interest and was due, and paid in full, on the closing date of the Offering.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 8 — RELATED PARTY TRANSACTIONS  – (continued)

On January 16, 2008, immediately prior to the Offering, the Company’s sponsor, Ho Capital Management, LLC, an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and chairman, and Noble Investment Fund Limited, purchased an aggregate of 5,725,000 warrants, or “insider warrants,” at a price of $1.00 per warrant in a Private Placement. Ho Capital Management LLC and Noble Investment Fund Limited will each have a 50% beneficial ownership interest in the insider warrants. So long as the insider warrants are owned by Ho Capital Management LLC, Noble Investment Fund Limited or Angela Ho, the insider warrants may be exercised on a cashless basis and will not be subject to redemption. The insider warrants may not be sold, assigned or transferred by Ho Capital Management LLC (nor may the members interest in Ho Capital Management LLC be sold, assigned or transferred) until the Company has consummated a business combination or (if the Company fails to consummate such business combination) liquidates. The insider warrants transfer restriction expires on the earlier of (i) a business combination or (ii) the Company’s liquidation.

The sale of the warrants to the Company’s sponsor did not result in the recognition of any stock-based compensation expense because they were sold above fair market value. The Company has granted the holders of such warrants demand and “piggy back” registration rights with respect to the 5,725,000 warrants and the 2,862,500 ordinary shares underlying the warrants (after giving effect to the share cancellations discussed above under “Summary — Repurchase/Restructuring of Warrants and Insider Shares”) at any time commencing on the date the Company announces that it has entered into a letter of intent with respect to a proposed business combination, provided, however, any such registration shall not become effective until the business combination has been completed. The demand registration may be exercised by the holders of a majority of such warrants. Insider warrants will not be subject to redemption if held by the initial holder thereof or its permitted assigns. Permitted assigns include transfers to Nobel Investment Fund Limited, as partial consideration for the $5,725,000 loan provided to Ho Capital Management LLC by Noble to purchase the insider warrants immediately prior to the Offering, or to Angela Ho, a member of Ho Capital Management LLC; provided that, the insider warrants may not be sold, assigned or transferred until the Company consummates a business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. If the Company does not complete a business combination, then the $5,725,000 proceeds will be part of the liquidating distribution to Public Shareholders and the warrants issued under the transaction will expire worthless.

The holders of the Company’s initial 2,500,000 issued and outstanding ordinary shares (See Note 11, “Subsequent Events”, for the terms of a repurchase of a portion of such shares) are entitled to registration rights pursuant to an agreement. The holders of the majority of these shares are entitled to make up to two demands that the Company register these shares. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these ordinary shares are released from escrow. In addition, these shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow. The Company will bear the expenses incurred in connection with the filing of any such registration statements. It is a condition to Closing that the Company deliver to White Energy a fully executed copy of an amendment to this registration rights agreement in form and substance mutually satisfactory to White Energy and the Company. The holders of the Company’s initial 250,000 issued and outstanding ordinary shares (after giving effect to the share cancellations discussed above under “Summary — Repurchase/Restructuring of Warrants and Insider Shares”) at the time of the Offering placed their initial shares purchased by them into an escrow account maintained by Continental Transfer and Trust Company, acting as escrow agent. The initial shares will not be released from escrow until three years from the date of the Offering, except that following the consummation of a business combination, such shares and members interests may be transferred to family members and trusts of permitted assignees for estate planning purposes, or upon the death of any such person, to an estate or beneficiaries or permitted assignees; in each case, such transferee will be subject to the same transfer restrictions as the Company’s Initial Shareholders until after the shares and members interests are released from escrow.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 9 — COMMITMENTS

In December 2008, the Company entered into an investment banking agreement (“Banking Agreement”) with two banks calling for financial advisory and investment banking services for a period ending with the completion of a transaction or January 23, 2010. The Banking Agreement calls for a monthly fee of $50,000 commencing on December 15, 2008 plus a success fee as defined in the Banking Agreement of 3% of transaction consideration and a financing fee of 6% of any financing of the Company or the acquisition target in connection with an acquisition or merger transaction. In addition, if the Company becomes entitled to any break up fee in connection with a proposed transaction, then the investment bankers would be entitled to receive 10% of any such fee or payment received by the Company. In addition, the Banking Agreement calls for the issuance of five year warrants for 10% of the amount of the Company or target shares or securities at a per share price of 110% of the offering price in the financing. The investment banks are entitled to reimbursement of their reasonable expenses under the Banking Agreement subject to prior approval of amounts individually or aggregating in excess of $50,000.

NOTE 10 — NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require the Company to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter. The adoption of SFAS 141R will not have a material impact on the Company’s financial statements; however, it could impact future transactions entered into by the Company.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company cannot determine whether SFAS 160 will have any impact until it completes its first business combination.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED BALANCE SHEETS

	June 30, 2009	December 31, 2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$31,000	$96,000
Interest receivable from Trust Account	8,000	—
Prepaid expenses and other assets	241,000	120,000
Total current assets	280,000	216,000
Other assets
Investment in Trust Account	115,000,000	115,000,000
Deferred finance costs, net	366,000	672,000
Total other assets	115,366,000	115,672,000
	$115,646,000	$115,888,000
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses (including approximately $270,000 and $264,000, respectively, payable to the Company’s former Chief Executive officer)	$975,000	$524,000
Note payable together with accrued interest	1,312,000	501,000
Total current liabilities	2,287,000	1,025,000
Non-current liabilities, deferred underwriters’ fee net of redemption	3,450,000	3,450,000
Ordinary shares subject to redemption, 4,024,999 shares at redemption, approximately $10 per share	40,250,000	40,250,000
Commitments and contingencies
Shareholders’ equity
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued
Ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 14,000,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	71,036,000	71,036,000
Retained earnings (deficit) accumulated during the development stage	(1,378,000)	126,000
Total shareholders’ equity	69,659,000	71,163,000
	$115,646,000	$115,888,000

See accompanying notes to unaudited condensed financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS
(unaudited)

	Three months ended June 30,		Six months ended June 30,		March 22, 2007 (date of inception) to June 30,
	2009	2008	2009	2008	2009
Revenue	$—	$—	$—	$—	$—
Costs of acquisition not completed	—	—	—	—	978,000
Formation, operating and diligence costs	870,000	355,000	1,467,000	506,000	2,388,000
Loss from operations	(870,000)	(355,000)	(1,467,000)	(506,000)	(3,366,000)
Other income (expense):
Interest income from Trust Account	137,000	592,000	360,000	1,383,000	2,414,000
Other interest	—	—	—	—	3,000
Amortization of deferred finance costs	(165,000)	—	(330,000)	—	(339,000)
Interest expense	(38,000)	(2,000)	(67,000)	(6,000)	(90,000)
Net income (loss) applicable to ordinary shareholders	$(936,000)	$235,000	$(1,504,000)	$871,000	$(1,378,000)

Weighted average number of ordinary shares outstanding excluding ordinary shares subject to possible redemption:
Basic	9,975,000	9,975,000	9,975,000	9,029,000	7,205,000
Diluted	9,975,000	13,024,000	9,975,000	11,687,000	7,205,000
Net income (loss) per ordinary share excluding shares subject to possible redemption:
Basic	$(0.09)	$0.02	$(0.15)	0.10	$(0.20)
Diluted	$(0.09)	$0.02	$(0.15)	0.08	$(0.20)
Weighted average number of ordinary shares subject to possible redemption:	4,025,000	4,025,000	4,025,000	4,025,000	2,534,000
Net income per ordinary share for shares subject to possible redemption:	$0.00	$0.00	0.00	0.00	0.00

See accompanying notes to unaudited condensed financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months ended June 30,		March 22, 2007 (date of inception) to June 30, 2009
	2009	2008
Cash flows from operating activities
Net income (loss)	$(1,504,000)	$871,000	$(1,378,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of deferred finance costs	330,000	—	339,000
Increase (decrease) in cash attributable to change in current assets and liabilities:
Interest receivable from Trust account	(8,000)	(94,000)	(8,000)
Prepaid expenses and other assets	(121,000)	78,000	(241,000)
Accounts payable and accrued expenses and other	512,000	(74,000)	1,037,000
Net cash provided by (used in) operating activities	(791,000)	781,000	(251,000)
Cash flows from investing activities: Investment in Trust account	—	(115,000,000)	(115,000,000)
Cash flows from financing activities
Proceeds from line of credit, shareholder	—	—	500,000
Proceeds from offering of 11,500,000 Units in intial public offering	—	115,000,000	115,000,000
Proceeds from sale of warrants to purchase 5,725,000 ordinary shares to founders	—	5,725,000	5,725,000
Payments of offering costs	—	(6,085,000)	(6,678,000)
Payment of line of credit, shareholder	—	(500,000)	(500,000)
Proceeds from note payable	750,000	190,000	1,440,000
Payment of notes payable	—	(50,000)	(190,000)
Payment of financing costs	(24,000)	—	(40,000)
Proceeds from issuance of ordinary shares to founders	—	—	25,000
Net cash provided by financing activities	726,000	114,280,000	115,282,000
Net increase (decrease) in cash and cash equivalents	(65,000)	61,000	31,000
Cash and cash equivalents, beginning of period	96,000	194,000	—
Cash and cash equivalents, end of period	$31,000	$255,000	$31,000
Supplemental schedule of non-cash financing activity:
Accrued offering costs	$—	$24,000	$—
Deferred underwriters’ fee	$—	$3,450,000	$3,450,000
Shares assigned in connection with debt financing	$—	$—	$665,000
Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$2,000

See accompanying notes to unaudited condensed financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the period March 22, 2007 (date of inception) to June 30, 2009 (unaudited)

	Ordinary Shares		Additional Paid-in Capital	Retained Earnings/ (Deficit) Accumulated During Development Stage	Total Shareholders’ Equity
	Shares	Amount
Ordinary shares issued to founders at $0.01 per share on March 23, 2007	2,500,000	$—	$25,000	$—	$25,000
Net loss for the period	—	—	—	(3,000)	(3,000)
Balances, at December 31, 2007	2,500,000	—	25,000	(3,000)	22,000
Sale of 10,000,000 units on January 23, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 3,499,999 shares subject to possible redemption)	10,000,000	1,000	99,999,000	—	100,000,000
Sale of 1,500,000 units in underwriters overallotment option on January 30, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 525,000 shares subject to possible redemption)	1,500,000	—	15,000,000	—	15,000,000
Underwriter’s discount and offering costs related to the public offering (includes $3,450,000 payable upon a business combination)	—	—	(10,128,000)	—	(10,128,000)
Sale of warrants to purchase 5,725,000 ordinary shares at $1 per warrant on January 16, 2008 to a founding shareholder	—	—	5,725,000	—	5,725,000
Ordinary shares sold in the public offering subject to redemption (4,024,999 shares at redemption value)	—	—	(40,250,000)	—	(40,250,000)
Shares assigned in connection with debt financing	—	—	665,000		665,000
Net income for the period	—	—	—	129,000	129,000
Balances, at December 31, 2008	14,000,000	$1,000	$71,036,000	$126,000	$71,163,000
Net loss for the period (unaudited)	—	—	—	(1,504,000)	(1,504,000)
Balances, at June 30, 2009 (unuadited)	14,000,000	$1,000	$71,036,000	$(1,378,000)	$69,659,000

See accompanying notes to unaudited condensed financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 1 — BASIS OF PRESENTATION, DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND GOING CONCERN

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements pursuant to the instructions on the Form 10-Q (although the registrant is filing a Form 6-K) and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”). All adjustments which are of a normal recurring nature and, in the opinion of management, necessary for a fair presentation have been included. The results of operations for the three and six months ended June 30, 2009 are not necessarily indicative of results of operations to be expected for a full fiscal year. These statements should be read in conjunction with the more complete information and financial statements and notes thereto included in the Company’s Annual Report on Form 20-K.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Asia Special Situation Acquisition Corp. (a corporation in the development stage) (the “Company”) was formed under the laws of the Cayman Islands for the purpose of acquiring, engaging in a capital stock exchange with, purchasing all or substantially all of the assets of, or obtaining a majority interest through contractual arrangements, of one or more unidentified operating businesses. The Company intends to acquire all or a controlling interest in the equity of such operating business or businesses. In addition, the Company will only acquire a business or businesses that, upon completion of the Company’s initial business combination, will be its majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940. If the Company’s initial business combination involves a transaction in which it acquires less than a 100% interest in the target company, the value of that interest that the Company acquires will be equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions). In all instances, the Company would control the target company. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting By Development Stage Enterprises,” and is subject to the risks associated with activities of development stage companies.

At June 30, 2009, the Company had not commenced any operations or generated revenue. All activity through June 30, 2009 relates to the Company’s formation, capital raising, the initial public offering (the “Offering”) described below and efforts to locate a suitable acquisition target. Following the Offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest. The Company generates non-operating income in the form of interest income on investments held in a trust account, as described below, from the proceeds of the Offering.

The Company’s intent has been to identify prospective acquisitions that are located in or providing products or services to customers located in Asia. The Company’s efforts to identify a prospective target business will not be limited to a particular industry or area in Asia, although the Company initially intends to focus efforts on acquiring an operating business in the leisure and hospitality and financial services industries, that is located in or providing products or services to consumers in China. In evaluating a prospective target business, the Company will consider, among other factors, the financial condition and results of operations; growth potential; experience and skill of management; availability of additional personnel; capital requirements; competitive position; barriers to entry into other industries; stage of development of the products, processes or services; degree of current or potential market acceptance of the products, processes or services; proprietary features and degree of intellectual property or other protection of the products, processes or services; regulatory environment of the industry; and costs associated with effecting the business

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 1 — BASIS OF PRESENTATION, DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND GOING CONCERN  – (continued)

combination. These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors, as well as other considerations deemed relevant by the Company in effecting a business combination consistent with its business objective. The Company’s operations, if a business combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

The registration statement for the Company’s Offering (as described in Note 8) was declared effective on January 16, 2008 and the Company consummated the Offering on January 23, 2008. Preceding the consummation of the Offering, an affiliate of the Company’s sponsor, which is an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and chairman, and Noble Investment Fund Limited, purchased warrants to purchase 5,725,000 ordinary shares at $1 per warrant in a private placement (the “Private Placement”) (see Note 9).

Upon the closing of the Offering and overallotment, $114,250,000 of the proceeds from the Offering and the private placement have been placed in a trust account (the “Trust Account”) pursuant to an agreement with the underwriters. Of this amount, up to $110,800,000 may be used for the purpose of effecting a business combination, and up to $3,450,000 will be paid to the underwriters if a business combination is consummated, but will be forfeited by the underwriters if a business combination is not consummated. These funds will not be released until the earlier of the completion of a business combination or automatic dissolution and liquidation; provided, however, that the Company plans to draw the following amounts from the interest accrued on the trust account prior to, or upon the consummation of, a business combination or the Company’s liquidation: (i) taxes payable on interest earned and (ii) up to $2,000,000 of interest income to fund working capital. Prior to the release of interest income to fund working capital, the first $750,000 in interest earned on the amount held in the trust account has been used to cover the shortfall between the required amount to be held in trust, $115,000,000 ($10.00 per share), and the amount actually deposited upon the exercise of the underwriters overallotment, $114,250,000 ($9.93 per share).

The Company’s first business combination must be with a business or combination of businesses with a fair market value of at least 80% of the amount in the Company’s trust account, less deferred offering costs of $3,450,000 at the time of acquisition. In the event that shareholders owning 35% or more of the outstanding stock excluding, for this purpose, those persons who were shareholders prior to the Offering, vote against the business combination and request their redemption right as described below, the business combination will not be consummated. In the event that more than 20%, but less than 35% of the shares owned by the Company’s public shareholders vote against a proposed business combination and exercise their redemption rights, the Company is still required to complete a business combination whose fair market value is equal to at least 80% of the amount in the trust account at the time of such acquisition, and as a result of any such redemptions may have to issue debt or additional equity securities to consummate the business combination or otherwise may be forced to dissolve and liquidate the Company. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (the “Initial Shareholders”), have agreed to vote their 2,500,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (the “Public Shareholders”) with respect to any business combination. Additionally, in the event that any of the Initial Shareholders acquire shares of the Company in connection with the initial public offering, or in the aftermarket, they have each agreed to vote in favor of any business combination.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 1 — BASIS OF PRESENTATION, DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND GOING CONCERN  – (continued)

With respect to the first business combination which is approved and consummated, any Public Shareholder who voted against the business combination may demand that the Company redeem his or her shares. The per share redemption price will equal the amount in the trust account as of the record date for determination of shareholders entitled to vote on the business combination divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding one share less than 35% of the aggregate number of ordinary shares owned by all Public Shareholders may seek redemption of their shares in the event of a business combination. Such Public Shareholders are entitled to receive their per share interest in the trust account computed without regard to the shares held by Initial Shareholders.

The shares owned by the Initial Shareholders are being held in an escrow account maintained by the trustee, acting as escrow agent, for up to three years.

Going Concern Consideration: Without the prior written consent of at least 95% of the Company’s outstanding ordinary shares, the Company’s Amended and Restated Memorandum and Articles of Association provides for mandatory liquidation of the Company, without shareholder approval, in the event that the Company does not consummate a business combination by July 16, 2009, or by January 16, 2010 if certain extension criteria have been satisfied. Currently, the extension criteria has been met. As such, in the event that the Company does not consummate a Business Combination by January 16, 2010, its corporate existence will cease except for the purposes of winding up its affairs and it will liquidate. The Company is actively pursuing a Business Combination as described in Note 6, however, there is no guarantee that such efforts will result in the consummation of a Business Combination by the required timeframe. In the event that the Company does not consummate a Business Combination by January 16, 2010, its corporate existence will cease except for purposes of winding up its affairs and it will liquidate.

NOTE 2 — NET INCOME (LOSS) PER ORDINARY SHARE

The Company complies with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share.” Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Net income (loss) per ordinary share, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and would then share in the earnings of the Company except where the result would be antidilutive. For the three and six months ended June 30, 2009 and 2008 and for the period from March 22, 2007 (date of inception) to June 30, 2009, the effect of the 17,225,000 warrants outstanding (including 5,725,000 warrants issued in connection with the Private Placement) have been considered in the calculation of fully diluted income per share under the treasury stock method. The effect of the 475,000 units issued to the underwriters (see Note 8) were excluded from the calculation as the effect would be anti-dilutive.

The Company’s statement of operations includes a presentation of net income (loss) per share for ordinary shares subject to possible conversion in a manner similar to the two-class method of net income (loss) per share. Net income per ordinary share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to ordinary shares subject to conversion (nil for the three and six months ended June 30, 2009 and 2008 and for the period from March 22, 2007 (inception) to June 30, 2009) by the weighted average number of ordinary shares subject to possible conversion.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 3 — PREPAID EXPENSES AND OTHER ASSETS

During May 2009, while performing routine reconciliations of its accounts, the Company discovered that $152,000 had been withdrawn in one transaction by the bank from its operating bank account during the three months ended March 31, 2009 without its knowledge and transferred to a third party. The Company notified its bank of this transaction and the lack of Company authorization for the disbursement. In June 2009, the bank responded with the identity of the recipient of the wire transfer and in August 2009, the $152,000 was returned to the Company’s accounts. At June 30, 2009, this $152,000 is included in prepaid expenses and other assets in the accompanying balance sheet.

NOTE 4 — FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company implemented SFAS No. 157, Fair Value Measurement, or SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The adoption of SFAS 157 to the Company’s financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability as of June 30, 2009 (unaudited) and December 31, 2008 follows:

Description	June 30, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment in Trust Account held in money market account (see Note 5)	$115,000,000	$115,000,000	$—	$—
Cash equivalent	31,000	31,000	—	—
Total	$115,031,000	$115,031,000	$—	$—

Description	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment in Trust Account	$115,000,000	$115,000,000	$—	$—
Cash equivalent	96,000	96,000	—	—
Total	$115,096,000	$115,096,000	$—	$—

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 5 — INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES

The Company periodically invests in United States Treasury bills and classifies such bills as held-to-maturity securities in accordance with SFAS No. 115, “Accounting for Certain Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. During portions of 2008 and 2009, investment securities in the Company’s trust account consisted of a US dollar denominated Institutional Money Market Fund whose objective is to provide investors with as high a level of current income in U.S. dollars as is consistent with the preservation of capital and liquidity by investing in a diversified portfolio of high quality U.S. dollar denominated short-term money market instruments. During 2008, investments also included repurchase agreements, time deposits, commercial paper, certificates of deposit, medium term notes and floating rate notes rated A-1/P-1 or better with a maximum weighted average maturity of 60 days.

Investment securities in the Company’s Trust Account at December 31, 2008 consist of an investment in a Municipal Obligations mutual fund account (approximately $115,000,000 at December 31, 2008) which is recorded at cost, which approximates fair value, and adjusted for income distributions which occur monthly.

In February 2009, the Company purchased $115,000,000 face amount of Treasury Bills that mature on September 25, 2009. In June 2009, such Treasury Bills were sold and the proceeds invested in a money market account. Investment securities in the Company’s Trust Account at June 30, 2009 consist of $115,000,000 a money market fund, which is recorded at cost, which approximates fair value, and is adjusted for income distributions which occur monthly.

For the period from March 22, 2007 (inception) to June 30, 2008, approximately $60,000 was deducted from the Trust Account for withholding of taxes which are not likely to be recovered. As such, this amount was charged to formation and operating costs during the three months ended June 30, 2008. Through June 30, 2009, the first $750,000 of trust income was retained (see Note 1) and approximately $1,595,000 of trust income had been transferred to fund working capital of the Company.

NOTE 6 — ACQUISITION ACTIVITY AND COST OF ACQUISITION NOT COMPLETED

White Energy

On December 17, 2008, Asia Special Situation Acquisition Corp. (the “Company”) entered into an Acquisition Framework Agreement (the “Framework Agreement”) with White Energy Company Limited (“White Energy”) and Binderless Coal Briquetting Company Pty Limited, a wholly owned subsidiary of White Energy (“BCBC”). Under the terms of the Framework Agreement, the Company agreed to acquire, through an exchange of shares, White Energy’s South-East Asian business operated by its indirect wholly owned subsidiary, BCBC Singapore Pte Ltd. (“BCBC Singapore”). The transaction contemplated that BCBC would issue to the Company 100% of the issued and outstanding share capital of BCBC Singapore (the “BCBC Singapore Exchange Shares”) in exchange for the Company’s issuance to BCBC of its ordinary shares (the “Company Exchange Shares”), to represent an estimated 60% of the issued and outstanding ordinary shares of the Company after giving effect to the share exchange (the “Share Exchange”). The Company’s existing shareholders would retain the remaining ordinary shares, representing an estimated 40% of the issued and outstanding shares of the Company, subject to adjustment.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 6 — ACQUISITION ACTIVITY AND COST OF ACQUISITION NOT COMPLETED  – (continued)

On March 12, 2009, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with White Energy and White Energy Technology Company Limited (“WET”). Based in Sydney, Australia, White Energy, an Australian corporation, is a public company traded on the Australian Stock Exchange. WET is a wholly-owned subsidiary of White Energy. Under the terms of the Share Exchange, the Company agreed to acquire from White Energy, through an exchange of shares, 100% of the share capital of WET (the “WET Shares”) and the equity shares of the direct and indirect subsidiaries of WET (with WET, the “Constituent Corporations”). Under the Exchange Agreement White Energy would have retained ownership to certain of its operating subsidiaries not related to the binderless coal briquetting technology. Upon completion of the transaction, it was anticipated that, in exchange for the WET Shares, the Company would issue to White Energy a percentage of the aggregate number of ordinary shares of the Company to be issued and outstanding after giving effect to the share exchange, as shall be determined by the amount by which the “White Energy Market Value” (as defined) bears to the “Transaction Value” (as defined).

The White Energy Market Value was originally calculated at approximately $157.0 million, representing the product of the White Energy Diluted Shares (as defined) as at March 12, 2009 and the $0.9905 volume-weighted average price (expressed in U.S. dollars) of White Energy common shares, as traded on the ASX for the 20 trading days prior to March 12, 2009. The Transaction Value was defined as the sum of the White Energy Market Value and the Adjusted Funds. The term “Adjusted Funds” was defined as the total cash available to the Company and the Constituent Corporations as at the closing date of the transaction (including net proceeds of any additional securities sold by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date), less the sum of (i) transaction expenses, (ii) amounts paid or payable in respect of share redemptions that are requested on a timely basis by any of the Company’s public shareholders, and (iii) the amount of debt securities, if any, issued by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date. Assuming $100.0 million of Adjusted Funds at the Closing, the transaction Value would have been calculated at $257.0 million and White Energy would have received approximately 61% of the outstanding ordinary shares of the Company after giving effect to the transaction.

The Exchange Agreement also provided for certain Company Management Performance Shares, to represent up to 10% of the total Company shares to be outstanding at closing after giving effect to the share exchange, that may be issued to members of the management of the Constituent Corporations in relation to achieved target production levels of the Company and its subsidiaries of up to 20,000,000 annual tons of upgraded coal production by December 31, 2012 from facilities using the Binderless Coal Briquetting technology described below.

The March 12, 2009 Exchange Agreement contemplated that on the closing date, White Energy management would become the members of the management of the Company and its subsidiaries and the current executive officers of the Company would resign. In addition, White Energy would have the right to appoint four directors (including a Chairman) to the board of the Company and the existing shareholders of the Company will have the right to appoint two directors to the board of the Company. Immediately following the closing date the Company would change its corporate name to “White Energy Coal Technology Corporation” or such other name as shall be acceptable to White Energy.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 6 — ACQUISITION ACTIVITY AND COST OF ACQUISITION NOT COMPLETED  – (continued)

Since the date of execution of the Share Exchange Agreement, a number of events have occurred which, in the opinion of both the board of directors of White Energy and the Company, have had a significant impact on the valuation metrics used in determining the appropriate consideration for the transaction. Since March 2009, the White Energy Market Value has increased significantly as it has continued to achieve designated milestones, as evidenced by:

•	White Energy and Bayan Resources Limited have successfully completed construction of the world’s largest clean coal upgrading plant at Bayan’s Tabang mine in East Kalimantan, Indonesia. The plant has the capacity to produce 1.0 million tons per annum of upgraded coal and is currently being commissioned;
•	White Energy and Peabody Energy Inc. (the largest coal company in the United States) signed a Joint Development Agreement in May 2009 regarding the formation of a partnership to jointly construct and operate 20 million tons per annum of binderless coal briquetting plants in North America. Once definitive transaction documents have been finalized, the partnership will be 55% owned by White Energy and 45% owned by Peabody with capital costs shared in proportion to the parties respective equity interests. In addition, Peabody now has a right to acquire a 14.9% equity interest in White Energy;
•	White Energy and Bayan Resources agreed in May 2009 to increase the target production capacity of their joint venture, PT Kaltim Supacoal (“KSC”) from 5 million to 15 million tons per annum. As regards the funding of this increase in targeted capacity, KSC is in the final stages of selecting a bank to underwrite the financing of the next 4.0 million ton phase of the project;
•	White Energy has successfully raised (Australian) $55 million in a private placement of its shares to local and overseas institutions conducted over a 24 hour book-build period at the end of May 2009;
•	coal prices globally have increased between 15% to 20% since signing of the Share Exchange Agreement; and
•	there has been significant interest shown in clean coal activity over the past few months as a direct consequence of the growing realization of the importance of creating a cleaner fuel to satisfy environment concerns. The Clean Energy Bill in the US and similar initiatives in other parts of the world have put an even greater emphasis on the importance of clean coal technologies like the White Energy process.

As a result of the above developments and other factors, the terms of the transaction have been adjusted with the concurrence of the respective financial advisors to White Energy and the Company, and on August 17, 2009, the Company and White Energy entered into a merger implementation agreement, as subsequently amended on August 28, 2009 and October 9, 2009 (the “Merger Agreement”). The Merger Agreement replaced and superseded the terms of the March 12, 2009 Exchange Agreement. Under the terms of the Merger Agreement:

The Company or a wholly-owned subsidiary of the Company will acquire all of the outstanding shares of White Energy. As a result White Energy and all of its direct and indirect subsidiaries (including White Energy Technologies (“WET”) will become direct and indirect subsidiaries of the Company. A significant difference between the terms of the Merger Agreement and the Exchange Agreement is that the Company will acquire White Energy and all of its operating subsidiaries, including WET and its subsidiaries relating to the coal upgrading technology.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 6 — ACQUISITION ACTIVITY AND COST OF ACQUISITION NOT COMPLETED  – (continued)

The merger consideration payable to the White Energy shareholders will be paid in ordinary shares of the Company and in the form of Company options and convertible securities to the holders of all White Energy options and White Energy convertible debentures that are exercisable at and convertible into Company ordinary shares. The Company and White Energy agreed that the valuation of White Energy immediately prior to the merger will be fixed at approximately $480.7 million (the “White Energy Total Value”), representing the estimated 192,277,902 White Energy common shares at a value of USD $2.50 per share (the “White Energy Per Share Value”). At closing, the White Energy shareholders will receive total consideration (the “Merger Consideration”) equal to that percentage of the total number of the Company ordinary shares to be outstanding immediately following closing of the merger as shall be determined by the amount by which (i) the White Energy Total Value bears to (ii) the “Combined Total Value.” The “Combined Total Value” is defined as the sum of (A) the White Energy Total Value and (B) the Company’s Adjusted Funds at Closing. The Company is required to have not less than $100.0 million of Adjusted Funds and not more than $140.0 million of Adjusted Funds available at Closing.

Accordingly, if the White Energy Total Value is USD $480.7 million and the Company’s available Adjusted Funds at Closing is $100.0 million, the Combined Total Value would be $580.7 million, and the White Energy shareholders would be entitled to receive in the merger transaction approximately 83% of the total number of the Company’s ordinary shares at closing, and the ordinary shares held by current Company shareholders would represent approximately 17% of the Company shares.

The merger must be approved by a majority number of holders holding not less than 75% of the voting share capital of White Energy who vote on the transaction in person or by proxy at an extraordinary meeting of White Energy shareholders (the “White Energy Shareholders Meeting”). Similar approval will also be required from the holders of options in White Energy. If approved by both the White Energy shareholders and option holders, the acquisition of White Energy must then be approved by the Australian courts as an approved Scheme of Arrangement (the “Schemes”). Similarly, the acquisition of White Energy must be approved by holders of a majority of the 11,500,000 publicly traded voting ordinary shares of the Company who vote on the transaction in person or by proxy at an extraordinary meeting of the Company shareholders (the “the Company Shareholder Meeting”). Holders of the 2,500,000 insider the Company shares will vote in accordance with the majority public shareholder vote.

White Energy has advised that in September 2009 it will make court application to convene a special meeting to consider the Schemes and mail the Scheme Booklet (equivalent to a proxy statement) to the White Energy shareholders and option holders. The vote of the White Energy shareholders and option holders is scheduled to be held in October 2009, or such other date determined by the court. Assuming White Energy obtains the requisite shareholder and court approvals, the Company intends to hold the Company Shareholder Meeting in November 2009, and assuming it obtains the requisite approvals and complies with the other conditions applicable to a business combination company, the parties intend to consummate the transaction in December 2009.

In addition to White Energy and the Company obtaining the requisite court and shareholder approvals referred to above, the closing of the transactions under the Merger Agreement is subject to a number of other conditions, including.

(a) entering into an agreement with White Energy debenture holders on terms acceptable to White Energy and the Company;

(b) amending the memorandum and articles of organization of the Company to increase its authorized ordinary shares from 50.0 million shares to 250.0 million shares (or such other number as shall be mutually agreed upon), and changing the name of the Company to White Energy Coal Technology Corporation, or such other name as shall be mutually agreed upon;

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 6 — ACQUISITION ACTIVITY AND COST OF ACQUISITION NOT COMPLETED  – (continued)

(c) redemptions by the Company public shareholders not exceeding 34.99% of the $115.0 million in the Company trust fund;

(d) no material adverse changes in the businesses of White Energy and subsidiaries or our Company;

(e) the approval of the listing of Company ordinary shares on the New York Stock Exchange, Inc. or maintaining the listing on the NYSE Alternext Exchange; and

(f) the limitation of all investment banking fees and other transaction expenses payable by the Company to a maximum of $15.0 million or other amounts acceptable to both parties.

There can be no assurance that the above timetable will be met, that the requisite approvals of the Australian court and the shareholders of both White Energy and the Company will be obtained, or that the other conditions to closing (including those described above) will be complied with. As a result, there can be no assurances that the transactions contemplated by the Merger Agreement will be consummated.

ChinaTel

On July 8, 2008, the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with ChinaTel Group, Inc. (“ChinaTel”) and Trussnet USA, Inc. (“Trussnet”). The Stock Purchase Agreement provided for the investment by the Company into ChinaTel of between $201,675,000 and $270,000,000 at a price of $2.25 per share. All of the proceeds from the sale of the ChinaTel securities would have gone to ChinaTel, and no shareholders of ChinaTel would have sold their shares.

On August 6, 2008, the Company, ChinaTel, Trussnet and George Alvarez amended and restated the Stock Purchase Agreement in its entirety, by executing an Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 (the “Amended Stock Purchase Agreement”). In addition to the Amended Stock Purchase Agreement, on August 6, 2008 the Company entered into an Agreement and Plan of Merger dated as of July 31, 2008 (the “Merger Agreement”) with ChinaTel, CHTL Acquisition Corp., a wholly owned subsidiary of the Company which was subsequently dissolved (“CHTL Acquisition”), George Alvarez, and the other principal shareholders of ChinaTel. Under the Merger Agreement, at the effective time of the merger, CHTL Acquisition was to be merged into ChinaTel, with ChinaTel as the surviving corporation of the merger (the “Merger”), as a result of which, ChinaTel would have become a wholly-owned subsidiary of the Company.

On November 3, 2008, pursuant to a Termination and Mutual Release Agreement (the “Termination Agreement”) with ChinaTel, the Company and ChinaTel agreed to terminate the Stock Purchase Agreement, the Amended and Restated Stock Purchase Agreement and the Merger Agreement (collectively, the “ChinaTel Agreements”) in their entirety. In addition, the parties agreed to release each other, and their respective officers, directors, employees, agents, shareholders, representatives and affiliates against any and all rights, claims, liabilities, demands, actions, proceedings and causes of action, in law or in equity, by reason of any matter, event, cause or thing whatsoever, including, but not limited to, the obligations of the parties under the ChinaTel Agreements. The Company elected to terminate the ChinaTel Agreements primarily due to the fact that the Company believed there were a number of unresolved regulatory due diligence issues in the People’s Republic of China relating to the proposed transaction.

The Company has incurred approximately $978,000 of costs associated with the ChinaTel Agreements, which costs have been charged to expense in the year ended December 31, 2008.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 7 — NOTES PAYABLE

On December 16, 2008, the Company consummated a Funding Agreement (the “Agreement”) with a placement agent calling for loans of up to $1,250,000 pursuant to promissory notes (the “Notes”) that call for interest at 12% per year and mature on the earlier of (a) January 16, 2010 or (b) the consummation of a business combination satisfactory to the lender. The Notes are non-recourse to the amounts in Trust in favor of the Public Shareholders and are secured by the assignment of 100,000 shares of the Company’s stock that are owned by certain Initial Shareholders. At June 30, 2009, $1,250,000 was outstanding under the Notes including $500,000 that was borrowed on December 26, 2008, $487,000 that was borrowed during the three months ended March 31, 2009 and $263,000 that was borrowed during the three months ended June 30, 2009. The notes are secured by the interest earned in the Trust account up to $2,000,000. In connection with the financing, as an inducement, certain of the Company’s ordinary shares held by certain initial investors were assigned to the lenders and will be conveyed upon release from escrow. The value of these shares, $665,000 was treated as a capital contribution and the related financing costs are being amortized over the term of the loan. Pursuant to the Agreement, the Company is obliged to pay, and has paid, approximately $40,000 of costs associated with the agreement, proportionally with each draw down against the total. Such costs are included in deferred financing costs and amortized over the term of the loan.

On February 28, 2008, the Company consummated a Loan and Security Agreement (the “Agreement”) with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit that was used for working capital and general corporate purposes. On March 28, 2008, the Company drew down $190,000, and on June 8, 2008 the Company repaid $50,000, under the note payable and on July 3, 2008 the remaining $140,000 principal amount, plus interest, was repaid. Borrowings under the promissory note bore interest at the bank’s prime rate (the “Interest Rate”) and were secured by certain assets of the Company. No amounts were outstanding at December 31, 2008 and June 30, 2009 under this agreement.

NOTE 8 — INITIAL PUBLIC OFFERING

On January 23, 2008, the Company consummated the sale of 10,000,000 units (“Units”) at a price of $10.00 per unit. Each Unit consists of one of the Company’s $.0001 par value ordinary shares and one Redeemable Ordinary Share Purchase Warrant (“Warrant”). On January 30, 2008, an additional 1,500,000 Units were sold pursuant to a 45-day option granted to the underwriters to cover any over-allotments. Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $7.50 commencing on the later of: (i) the completion of business combination with a target, or (ii) January 16, 2009, and expiring on January 16, 2012. The Warrants may be redeemed by the Company, at a price of $0.01 per Warrant, upon thirty (30) days notice after the Warrants become exercisable, only in the event that the average sale price of the ordinary share is at least $14.25 per share for any twenty (20) trading days within a thirty (30) trading-day period ending on the third day prior to date on which notice of redemption is given. If the Company is unable to deliver registered ordinary shares to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless.

In connection with the Offering, the Company paid an underwriting discount of $4,600,000 (4.0%) and a non-accountable corporate finance fee of $1,150,000 (1%). An additional fee of $3,450,000 (3.0%) is payable upon the Company’s consummation of a business combination. The underwriters are not entitled to any interest accrued on the deferred fee and have agreed to forfeit their share of the deferred fee due them to the extent of shares redeemed by Public Shareholders.

In connection with the Offering, the Company has also sold to the underwriter, for $100 as additional compensation, an option to purchase up to a total of 475,000 units at a price of $12.50 per unit. The 475,000 units to be issued upon exercise of these options are identical to those sold in the Company’s Offering. The Company has accounted for this purchase option as a cost of raising capital and has included

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 8 — INITIAL PUBLIC OFFERING  – (continued)

the instrument as equity in its financial statements. Accordingly, there is no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

The Company has estimated, based upon a Black Scholes model, that the fair value of the purchase option on the date of sale is approximately $0.78 per unit (a total value of $368,525), using an expected life of five years, volatility of 9.45% and a risk-free rate of 4.17%. The volatility calculation is based on the average volatility of 16 business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during the period from January 1, 2002 to September 26, 2007. Because the Company did not have a trading history at the time of the calculation, it needed to estimate the potential volatility of the unit price, which will depend on a number of factors which could not be ascertained at the time. The Company used these companies because management believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s units. Although an expected life of five years was used in the calculation, if the Company does not consummate a business combination within the prescribed time period and the Company is liquidated, the option will become worthless.

NOTE 9 — RELATED PARTY TRANSACTIONS

At June 30, 2009, we were obligated to our former chief executive officer for approximately $270,000 consisting of amounts advanced to pay certain costs on behalf of the Company in February 2008, together with approximately $18,000 of accrued interest at 5% per year as approved by the Board of Directors.

On March 23, 2007, the Company sold 2,500,000 ordinary shares to the Initial Shareholders for proceeds of $25,000.

On March 23, 2007, the Company entered into an unsecured $500,000 line of credit (the “Line”) with the majority shareholder of the Company, which is an entity whose chief executive officer is a director of the Company. The Line bore no interest and was due, and paid in full, on the closing date of the Offering.

On January 16, 2008, immediately prior to the Offering, the Company’s sponsor, Ho Capital Management, LLC, an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and chairman, and Noble Investment Fund Limited, purchased an aggregate of 5,725,000 warrants, or “insider warrants,” at a price of $1.00 per warrant in a Private Placement. Ho Capital Management LLC and Noble Investment Fund Limited each have a 50% beneficial ownership interest in the insider warrants. So long as the insider warrants are owned by Ho Capital Management LLC, Noble Investment Fund Limited or Angela Ho, the insider warrants may be exercised on a cashless basis and will not be subject to redemption. The insider warrants may not be sold, assigned or transferred by Ho Capital Management LLC (nor may the members interest in Ho Capital Management LLC be sold, assigned or transferred) until the Company has consummated a business combination or (if the Company fails to consummate such business combination) liquidates. The insider warrants transfer restriction expires on the earlier of (i) a business combination or (ii) the Company’s liquidation.

The sale of the warrants to the Company’s sponsor did not result in the recognition of any stock-based compensation expense because they were sold above fair market value. The Company has granted the holders of such warrants demand and “piggy back” registration rights with respect to the 5,725,000 warrants and the 5,725,000 shares of ordinary shares underlying the warrants at any time commencing on the date the Company announces that it has entered into a letter of intent with respect to a proposed business combination, provided, however, any such registration shall not become effective until the business combination has been completed. The demand registration may be exercised by the holders of a majority of such warrants. Insider warrants will not be subject to redemption if held by the initial holder thereof or its permitted assigns. Permitted assigns include transfers to Nobel Investment Fund Limited, as partial consideration for the $5,725,000 loan provided to Ho Capital Management LLC by Noble to purchase the insider warrants

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 9 — RELATED PARTY TRANSACTIONS  – (continued)

immediately prior to the Offering, or to Angela Ho, a member of Ho Capital Management LLC; provided that, the insider warrants may not be sold, assigned or transferred until the Company consummates a business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. If the Company does not complete a business combination, then the $5,725,000 proceeds will be part of the liquidating distribution to Public Shareholders and the warrants issued under the transaction will expire worthless.

The holders of the Company’s initial 2,500,000 issued and outstanding ordinary shares are entitled to registration rights pursuant to an agreement. The holders of the majority of these shares are entitled to make up to two demands that the Company register these shares. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these ordinary shares are released from escrow. In addition, these shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The holders of the Company’s initial 2,500,000 issued and outstanding ordinary shares at the time of the Offering placed their initial shares purchased by them into an escrow account maintained by Continental Transfer and Trust Company, acting as escrow agent. The initial shares will not be released from escrow until three years from the date of the Offering, except that following the consummation of a business combination, such shares and members interests may be transferred to family members and trusts of permitted assignees for estate planning purposes, or upon the death of any such person, to an estate or beneficiaries or permitted assignees; in each case, such transferee will be subject to the same transfer restrictions as the Company’s Initial Shareholders until after the shares and members interests are released from escrow.

NOTE 10 — REDEEMABLE ORDINARY SHARES

If the Company’s initial Business Combination is approved, Public Shareholders voting against the Business Combination will be entitled to convert their ordinary shares into a pro rata share of the aggregate amount then on deposit in the trust account, including their pro rata portion of the deferred underwriting discount and any interest income earned on the trust account, net of (1) income taxes payable on the interest income on the trust account and (2) up to $2,000,000 of interest earned on the trust account balance which will be available to the Company, net of income taxes payable on this amount, to fund working capital requirements. The initial per share conversion price was $10.00 at January 23, 2008. In order to maintain that per share conversion price after the exercise of the underwriters overallotment option on January 30, 2008, the first $750,000 in interest earned on the amount held in the trust account (net of taxes payable) has been used raise the balance held in trust for the benefit of the public shareholders to $115,000,000 ($10.00 per share). The per share conversion price at June 30, 2009 is $10.00 per share.

The Company accounts for redeemable ordinary shares in accordance with Emerging Issue Task Force D-98 “Classification and Measurement of Redeemable Securities.” Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. The Company recognizes changes in the redemption value immediately as they occur and will adjust the carrying value of the redeemable ordinary shares to equal its redemption value at the end of each reporting period.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 11 — COMMITMENTS

In December 2008, the Company entered into an investment banking agreement (“Banking Agreement”) with two banks calling for financial advisory and investment banking services for a period ending with the completion of a transaction or January 23, 2010. The Banking Agreement calls for a monthly fee of $50,000 commencing on December 15, 2008 plus a success fee as defined in the Banking Agreement of 3% of transaction consideration and a financing fee of 6% of any financing of the Company or the acquisition target in connection with an acquisition or merger transaction. In addition, if the Company becomes entitled to any break up fee in connection with a proposed transaction, then the investment bankers would be entitled to receive 10% of any such fee or payment received by the Company. In addition, the Banking Agreement calls for the issuance of five year warrants for 10% of the amount of the Company or target shares or securities at a per share price of 110% of the offering price in the financing. The investment banks are entitled to reimbursement of their reasonable expenses under the Banking Agreement subject to prior approval of amounts individually or aggregating in excess of $50,000.

In March 2009, the Company issued warrants to purchase 200,000 ordinary shares to a consultant in connection with performing due diligence on potential acquisitions. The warrants have an exercise price of $7.50 and expire in January 2013. The Company valuation of the warrants resulted in an immaterial amount.

In April 2009, the Company issued 100,000 warrants and agreed to pay fees of $195,000 ($105,000 of which is payable following completion of a business combination) under a Settlement Agreement related to a potential business combination. The warrants issued in the transaction contain identical rights, terms and conditions as those warrants issued in the initial public offering. The Company valuation of the warrants resulted in an immaterial amount.

NOTE 12 — NEW ACCOUNTING PRONOUNCEMENTS

In April 2009, the Financial Accounting Standards Board (“FASB”) issued three final Staff Positions (“FSP”s) intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities.

FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what Statement 157 states is the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

FSP FAS 107-1 and APB 28-1 relate to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. The FSP requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value.

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 12 — NEW ACCOUNTING PRONOUNCEMENTS  – (continued)

FSP FAS 115-2 and FAS 124-2 on other-than-temporary impairments is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses.

The FSPs are effective for interim and annual periods ending after June 15, 2009 and are not expected to have a material effect on the financial statements of the Company.

In May 2009, FASB issued SFAS No. 165, “Subsequent Events” which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. It is effective for interim and annual periods ending after June 15, 2009 and will be applied prospectively. We adopted SFAS 165 during the three months ended June 30, 2009 and its adoption did not have a material impact on our results of operations or financial position.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”) — a replacement of FASB Statement No. 162,” which will become the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. It is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company does not believe that this will have a material effect on its condensed financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Audited Consolidated Financial Statements

Northstar Group Holdings, Ltd.
March 31, 2007 and 2006

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
NORTHSTAR GROUP HOLDINGS, LTD.

We have audited the accompanying consolidated balance sheets of Northstar Group Holdings, Ltd. as at March 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for year ended March 31, 2007 and for the period from July 1, 2005 to March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were unable to obtain sufficient audit evidence supporting the valuation of certain of the Company’s investments amounting to $18,023,514 as at March 31, 2007.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the valuation of certain of the Company’s investments referred to above, the financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of Northstar Group Holdings, Ltd. at March 31, 2007 and 2006, and the consolidated results of its operations, changes in shareholders’ equity and its cash flows for the year ended March 31, 2007 and for the period from July 1, 2005 to March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

May 19, 2008

A member firm of Ernst & Young Global Limited

NORTHSTAR GROUP HOLDINGS, LTD.
(Incorporated in Bermuda)

CONSOLIDATED BALANCE SHEETS
AT MARCH 31, 2007 AND 2006
(expressed in United States dollars)

	2007	2006
ASSETS
Cash and cash equivalents	$13,014,545	$6,689,545
Restricted cash balances (Note 4)	2,142,502	1,191,197
Tracking stock investments (Note 3)	188,568,879	142,113,162
Investments supporting insurance liabilities (Note 4)	56,636,460	30,286,568
Funds withheld (Note 5)	368,987,673	202,574,775
Reinsurance balances receivable	12,747,586	2,481,471
Deferred policy acquisition costs	80,870,914	40,451,370
Deferred sales inducements (Note 6)	37,126,679	23,424,025
Other assets	5,145,260	1,613,321
	$765,240,498	$450,825,434
LIABILITIES
Future policy benefits (Note 7)	$117,074,254	$51,530,134
Interest sensitive contract liabilities (Note 5)	437,450,486	249,803,451
Short term debt (Note 3)	8,000,000	7,000,000
Formation expenses payable (Note 12)	260,023	1,319,121
Reinsurance balances payable (Note 7)	21,352,167	9,558,528
Unrealized loss on SWAP transactions (Note 12)	726,267	—
Due to shareholders (Note 9)	16,851,923	—
Accounts payable and accrued liabilities (Notes 11 and 12)	1,905,242	1,898,110
	603,620,362	321,109,344
SHAREHOLDERS’ EQUITY
Share capital (Note 15)	2,129,313	1,962,179
Additional paid-in capital	150,873,908	137,753,146
	153,003,221	139,715,325
Less: additional paid-in capital received as promissory notes (Note 15)	(20,000,000)	(20,000,000)
	133,003,221	119,715,325
Retained earnings (Note 16)	30,039,885	12,422,092
Accumulated other comprehensive loss (Note 4)	(1,422,970)	(2,421,327)
	161,620,136	129,716,090
	$765,240,498	$450,825,434

On behalf of the Board:

Director	Director

See accompanying notes

NORTHSTAR GROUP HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31, 2007
AND THE PERIOD FROM JULY 1, 2005 TO
MARCH 31, 2006
(expressed in United States dollars)

	2007	2006
Revenues
Gross reinsurance premiums written	$99,866,713	$60,440,358
Less: reinsurance premiums expense (Note 7)	(74,361)	—
Net premiums earned (Note 7)	99,792,352	60,440,358
Change in unrealized gains on tracking stock investments (Note 3)	18,843,338	11,831,698
Realized gains on tracking stock investments	1,820,877	4,491,194
Interest and fees on policyholder contracts	24,243,959	5,912,085
Change in fair value of embedded derivative (Note 5)	1,861,173	1,727,273
Interest income	334,829	144,304
Consulting fees	80,100	52,350
Other income	215,121	654,932
Total revenues	147,191,749	85,254,194
Benefits and expenses
Change in benefit reserves	65,629,903	51,530,134
Insurance expenses	29,574,511	4,319,866
Claims and other policy benefits	17,476,171	5,025,443
Interest credited to policyholder contracts (Note 5)	10,891,437	5,975,479
Operating expenses	4,782,611	3,853,154
Losses on SWAP derivatives	666,225	—
Letter of credit charges	533,682	310,688
Depreciation	19,416	14,562
Total benefits and expenses	129,573,956	71,029,326
Net income	17,617,793	14,224,868
Other comprehensive income (loss):
Net unrealized income (losses) on available-for-sale investments arising during the period	998,357	(2,421,327)
Comprehensive income	$18,616,150	$11,803,541

See accompanying notes

NORTHSTAR GROUP HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO
MARCH 31, 2006
(expressed in United States dollars)

	2007	2006
Share capital (Note 15)
Beginning of period	$1,962,179	$1,892,173
Common shares issued	308,757	401,545
Common shares redeemed	(141,623)	(331,539)
End of period	2,129,313	1,962,179
Additional paid-in capital (Note 15)
Beginning of period	137,753,146	141,231,485
Common shares issued	29,759,262	33,073,439
Common shares redeemed	(16,638,500)	(36,551,778)
End of period	150,873,908	137,753,146
Promissory notes (Note 15)	(20,000,000)	(20,000,000)
Retained earnings
Beginning of period	12,422,092	(1,802,776)
Net income	17,617,793	14,224,868
End of period	30,039,885	12,422,092
Accumulated other comprehensive income
Beginning of period	(2,421,327)	—
Other comprehensive income (loss)	998,357	(2,421,327)
End of period	(1,422,970)	(2,421,327)
Total Shareholders’ equity, end of period	$161,620,136	$129,716,090

See accompanying notes

NORTHSTAR GROUP HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO
MARCH 31, 2006
(expressed in United States dollars)

	2007	2006
Cash flows from operating activities:
Net income	$17,617,793	$14,224,868
Adjustments to reconcile net income to net cash provided by operating activities:
Other assets (i)	(490,384)	(221,592)
Reinsurance balances receivables	(10,266,115)	(1,372,613)
Unrealized gains on investments	(18,843,338)	(11,831,698)
Realized gains on investments	(1,820,877)	(4,491,194)
Change in unrealized loss on swap transactions	726,267	—
Bond amortization	(272,935)	(378,612)
Depreciation (i)	19,416	14,562
Deferred policy accquisation costs	(53,564,536)	(33,195,884)
Deferred sales inducements	(18,684,799)	(15,466,797)
Funds withheld	(163,801,081)	(132,010,806)
Interest sensitive contract liabilities	185,973,320	156,406,914
Accrued interest on investments supporting insurance liabilities	(356,299)	(289,282)
Future policy benefits	65,544,120	51,899,381
Reinsurance balances payable	11,793,639	7,215,214
Value of embedded derivative in insurance contracts	(1,861,173)	1,139,680
Accounts payable and accrued liabilities (ii)	1,066,492	469,307
Formation expenses payable	(1,059,098)	(929,102)
Deferred interest credited	923,071	4,837,100
Amortization deferred policy acquisition costs	13,144,992	2,016,608
Amortization deferred sales inducements	4,982,145	793,407
Net cash provided by operating activities	30,770,620	38,829,461
Cash flows from investing activities:
Purchase of tracking stock investments	(43,489,362)	(33,073,485)
Purchases of investments supporting insurance liabilities	(25,078,600)	(32,329,283)
Movement in restricted cash balances (Note 4)	(951,305)	(1,191,197)
Sales of investments	13,041,000	36,450,000
Net cash used by investing activities	(56,478,267)	(30,143,965)
Cash flows from financing activities:
Proceeds from short term debt	1,000,000	1,000,000
Net proceeds of sale of shares	114,961	87,262
Proceeds from (refunds of) additional paid in capital (iii)	14,065,763	(4,274,764)
Advance from shareholder	16,851,923	—
Net cash provided by financing activities	32,032,647	(3,187,502)
Net increase in cash and cash equivalents	6,325,000	5,497,994
Cash and cash equivalents, beginning of period	6,689,545	1,191,551
Cash and cash equivalents, end of period	$13,014,545	$6,689,545

See accompanying notes

NORTHSTAR GROUP HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS, Cont’d.
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO
MARCH 31, 2006
(expressed in United States dollars)

		2007		2006
Footnotes
(i) Components of other assets
Accounts receivable		$279,515		$100,803
Prepaid expenses		432,605		120,933
Opening value of fixed assets	29,533		44,095
Purchase of fixed assets	—		—
Less: depreciation	(19,416)	10,117	(14,562)	29,533
Due from funds		3,682,499		85,000
Accrued interest		645,581		289,282
Due from shareholders		94,943		987,770
Total other assets		$5,145,260		$1,613,321
(ii) Components of accounts payable and accrued liabilities
Accounts payable		$1,905,242		$838,750
Due to investment funds		—		1,059,360
		$1,905,242		$1,898,110
(iii) Sources of shareholder capital
Net cash proceeds from sales/redemption of shares		$2,034,370		$1,919,409
Net cash proceeds from additional paid/redemption in capital		41,002,490		32,650,804
In specii contribution of investments		89,871,418		84,157,342
Promissory note		20,000,000		20,000,000
Due from shareholders		94,943		987,770
Total shareholder capital		$153,003,221		$139,715,325

See accompanying notes

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

1. Organization

Northstar Group Holdings, Ltd. (the “Company”) is an insurance holding company incorporated on September 26, 2002 under the laws of Bermuda. The consolidated financial statements include the assets, liabilities, and results of operations of the Company’s subsidiaries, Northstar Reinsurance Company Ltd. (“NRe”), which is registered as a Class 3 insurer and long-term insurer under the insurance laws of Bermuda, and Northstar Reinsurance Ireland Limited (“NRIL”), which is a life and annuity reinsurance company incorporated under the laws of Ireland. The Company commenced operations on July 2, 2004. The Company, through its subsidiaries, is primarily engaged in life and annuity reinsurance. Reinsurance is an arrangement under which an insurance company, the reinsurer, agrees to indemnify another insurance company, the ceding company, for all or a portion of the insurance risks underwritten by the ceding company. During the year ended March 31, 2007, NRe commenced writing insurance business. All business written during the first two periods of operations ending March 31, 2006 was written by NRIL. Prior to July 2, 2004, the Company was in the development stage as defined by the Statement of Financial Accounting Standard (“SFAS”) No. 7.

2. Significant accounting policies

(a) Consolidation and basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements consolidate the accounts of the Company and its two subsidiaries, NRe and NRIL. All significant intercompany balances and transactions have been eliminated upon consolidation.

For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with SFAS No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.” The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the Company is exposed or features that delay the timely reimbursement of claims. If the Company determines that a contract does not expose it to a reasonable possibility of a significant loss from insurance risk, the Company records the contract on a deposit method of accounting with the net amount payable/receivable reflected in reinsurance balances receivable or payable on the consolidated balance sheet. Fees earned on the contracts are reflected in consolidated income as interest and fees on policyholder contracts.

(b) Comparative figures

Prior period figures are not comparable with the current period results as the current accounting period is for twelve months compared to the prior period from July 1, 2005 to March 31, 2006.

Certain comparative figures have been reclassified to conform to the current period presentation.

(c) Foreign currency translation

Asset and liabilities denominated in foreign currencies have been translated into U.S. dollars at exchange rates in effect at the balance sheet date, which may result in the recognition of exchange gains or losses, that are included in the determination of net income. Revenues and expenses are translated into U.S. dollars at the prevailing exchange rate at the transaction date.

(d) Cash and cash equivalents

Cash and cash equivalents include cash on deposit and highly liquid investments purchased with an original maturity of three months or less.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

2. Significant accounting policies  – (continued)

(e) Tracking stock investments

Management has designated tracking stock investments as trading securities as defined in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Tracking stock investments consist principally of ownership interests in non U.S. domiciled investment companies, generally offshore hedge funds, Société d’Investissement à Capital Variable and segregated cell investment companies (“Investment Funds”), and are recorded on a trade date basis. Individual Investment Funds have their own stated investment objectives and governance by which their managers operate. Such Investment Funds invest in a broad variety of securities and instruments to achieve their stated trading strategies. Investments, either directly or through tailored option structures, of such Investment Funds may include but are not limited to: publicly traded and privately placed U.S. and foreign securities, common and preferred stocks, fixed income securities, convertible securities, futures, warrants, options, security rights, bank loans, asset-backed loans, collateralized obligations, and other derivative instruments.

Fair values for the Company’s investments in the Investment Funds are established on the basis of the net asset value per share (“NAV”) provided by the Administrators of such Investment Funds. These NAV’s are determined based upon the valuation criteria established by the governing documents of the Investment Funds. There is no market available for shares held in Investment Funds.

The Company’s management believes that such carrying values are the best estimate of fair value since many of the underlying investments of the Investment Funds are traded on exchanges with readily determinable market values. Redemption of investments in Investment Funds can only be made by the Company on the redemption dates, which vary by Investment Fund, and are subject to the required notice periods specified in the offering documents of each Investment Fund. As a result, carrying values may not be indicative of the market values ultimately realized on redemption. Should the Company’s investment be returned by virtue of a liquidation of an Investment Fund, the Company may receive substantially less than the valuation utilized by the Investment Fund since the valuation method is not likely to use liquidation values.

The cost of securities sold is computed using the weighted average cost method.

Changes in unrealized appreciation or depreciation of tracking stock investments, as well as realized gains or losses on disposition of investments, are included in earnings in the period in which they arise.

(f) Investments supporting insurance liabilities

Investments supporting insurance liabilities represent fixed maturity securities designated by management as available-for-sale.

Fixed maturity securities available for sale are reported at fair value. Unrealized gains and losses on these securities are reflected as a direct charge or credit to accumulated other comprehensive income (loss) in shareholders’ equity on the consolidated balance sheet. The amortization of premiums and accretion of discounts for fixed maturity securities is computed using the effective yield method.

(g) Funds withheld

Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and agreements written on a coinsurance funds withheld basis, assets equal to the net statutory reserves are withheld and legally owned by the ceding company. Interest accrues to these assets at rates defined by the treaty terms. Assets and liabilities relating to these agreements are reported on a net or gross basis, depending on the specific details of each

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

2. Significant accounting policies  – (continued)

treaty. Reinsurance agreements reported on a net basis are generally included in reinsurance balances receivable on the consolidated balance sheet because a legal right of offset exists.

(h) Reinsurance balances receivable

Reinsurance balances receivable comprise amounts currently due to the Company under the Company’s reinsurance contracts and are accounted for on an accrual basis.

(i) Deferred policy acquisition costs

Costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums or gross profits. Such costs include commissions and allowances as well as certain costs of policy issuance and underwriting. The Company performs periodic tests to establish that deferred acquisition costs remain recoverable and, if financial performance significantly deteriorates to the point where a premium deficiency exists, a cumulative charge to current operations will be recorded. No such adjustments were made during the year ended March 31, 2007 and the period from July 1, 2005 to March 31, 2006.

Deferred acquisition costs related to investment-type policies are amortized over the lives of the policies, in relation to the present value of estimated gross profits from investment income, policy charges, and expense margins.

Deferred costs related to life insurance contracts, are amortized over the premium-paying period of the related policies in proportion to the ratio of individual period premium revenues to total anticipated premium revenues over the life of the policy. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits.

(j) Deferred sales inducements and reinsurance recoverable

In July 2003, the Accounting Standards Executive Committee issued Statement of Position (SOP) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 provides guidance on accounting for sales inducements.

The Company assumes business that provides for an additional interest credit in the first policy year. Per SOP 03-1, the Company includes such interest in interest sensitive contract liabilities and defers this cost. This cost is amortized in relation to the present value of estimated gross profits from investment income, policy charges, and expense margins.

(k) Other assets

Other assets include prepaid expenses, fixed assets and other receivables. Fixed assets are carried at cost less accumulated depreciation. The Company provides for depreciation of its fixed assets on a straight-line basis over their estimated useful lives, not exceeding thirty-six months.

(l) Future policy benefits

Liabilities for future benefits on life policies are established in an amount adequate to meet the estimated future obligations on policies in force. Liabilities for future policy benefits under long-term life insurance policies have been computed based upon expected investment yields, mortality and withdrawal (lapse) rates, and other assumptions. These assumptions include a margin for adverse deviation and vary with the characteristics of the plan of insurance, year of issue, age of the insured, and other appropriate factors. The mortality and withdrawal assumptions are based on ceding company experience as well as industry experience.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

2. Significant accounting policies  – (continued)

(m) Interest sensitive contract liabilities

Liabilities for future benefits on investment-type contracts are carried at the accumulated contract-holder values without reduction for potential surrender or withdrawal charges and are adjusted for the change in fair value of embedded derivatives.

(n) Reinsurance balances payable

Reinsurance balances payable comprise amounts payable under the Company’s reinsurance contracts assumed and retrocession contracts ceded. Reinsurance balances assumed are accounted for through monthly settlements in accordance with the terms of the reinsurance contract on an accrual basis. Reinsurance balances ceded are accounted for on the accrual basis over the life of the contract.

(o) Embedded derivatives

The Company recognizes embedded derivatives under its reinsurance contracts as required by SFAS No. 133. In accordance with Issue B15 “Separate Accounting for Multiple Derivative Features Embedded in a Single Hybrid Instrument”, derivatives are presented on a combined basis if they do not relate to separate risk exposures under the same reinsurance host contract. The change in the fair value of embedded derivatives arising during the period is reflected in income.

(p) Currency and interest rate SWAPs

The Company enters into interest rate and currency SWAP contracts to protect itself against movements in interest and exchange rates. In accordance with SFAS No. 133, the Company recognizes the change in market value of the SWAPs in income. Payments and receipts made under the contracts are recorded in income on an accrual basis.

(q) Revenues and related expenses

Revenues for investment-type products, as defined by SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”, consist of charges for the cost of policy administration and surrenders that have been assessed against policy account balances during the period. Such revenues are included in interest and fees on policyholder contracts. Policy benefits that are expensed include interest credited to policy account balances. Interest crediting rates for investment-type contracts ranged from 2.5% to 3.65% during the fiscal year ended March 31, 2007 (2.5% to 3.5% during the fiscal period ended March 31, 2006).

Revenues for reinsurance-type contracts are recognized as premiums when due from policyholders in accordance with SFAS No. 60, “Accounting and Reporting by Insurance Enterprises”. Changes in the liability for future policy benefits that result from its periodic estimation for financial reporting purposes are recognized in consolidated income in the period in which the changes occur. Claims and other policy benefits comprise death and surrender benefits and other estimated claim costs on such contracts, which are recognized when the occurrence of insured events is notified by the cedant.

Insurance expenses include the changes in deferred policy acquisitions costs and in deferred sales inducements arising during the period. Insurance expenses also include other contract costs incurred during the period, including costs related to investment, policy maintenance costs and other costs that do not vary with and are not primarily related to the acquisition of new and renewal reinsurance contracts, which are expensed as incurred.

Consulting fees are recognized as revenue when the related services are performed.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

2. Significant accounting policies  – (continued)

(r) Taxation

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes”. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes, measured by applying currently enacted tax laws.

A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(s) Fair value of financial instruments

SFAS No. 107, “Disclosures about Fair Value of Financial 1nstruments”, as amended, defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The basis for the Company’s fair valuation of investments is described in Note 3 and 4. The carrying values of funds withheld approximate fair value. The carrying values of cash and cash equivalents and short-term debt approximate fair values due to their short-term nature.

The carrying values of accounts receivable, formation expenses payable and accounts payable and accrued liabilities approximate fair values due to their short-term nature.

3. Tracking stock investments

(a) The estimated fair values of investments at March 31, 2007 are as follows:

	Cost	Unrealized Gains	Fair Value
Multi-strategy Fund I	$25,815,837	$8,923,860	$34,739,697
Multi-strategy Fund II	12,458,168	6,639,994	19,098,162
Multi-strategy Fund III	6,520,410	280,247	6,800,657
Structured Finance Funds	75,664,128	13,830,148	89,494,276
Global Equity Funds	29,499,999	8,936,088	38,436,087
Total Investments	$149,958,542	$38,610,337	$188,568,879

The estimated fair values of investments at March 31, 2006 are as follows:

	Cost	Unrealized Gains	Fair Value
Multi-strategy Fund I	$20,630,345	$4,356,883	$24,987,228
Multi-strategy Fund II	12,458,168	3,946,406	16,404,574
Structured Finance Funds	59,757,651	5,153,477	64,911,128
Global Equity Funds	29,499,999	6,310,233	35,810,232
Total Investments	$122,346,163	$19,766,999	$142,113,162

Investment funds in an unrealized loss position at March 31, 2007 were $Nil (March 31, 2006 — $Nil).

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

3. Tracking stock investments  – (continued)

(b) Pledged assets

Tracking stock investments with a total market value of $29,949,410 (March 31, 2006 — $27,697,129) are held as collateral for a $10,000,000 loan facility with Dresdner Bank AG, London Branch. The loan facility is renewable monthly with thirty days prior notice. Interest is charged at the rate of LIBOR plus 1%. The loan facility was subject to a minimum usage fee of $100,000 during the first twelve months of the facility. As at March 31, 2007, $8,000,000 (March 31, 2006 — $7,000,000) of the facility had been drawn down.

Tracking stock investments and promissory notes with a total market value of $178,619,469 (March 31, 2006 — $134,416,033) are held as collateral for a Letter of Credit Facility with Dresdner Bank AG, New York Branch for $150,000,000 and Yen 46,000,000,000 (March 31, 2006 — $150,000,000). As at March 31, 2007, letters of credit issued and outstanding amounted to $89,250,000 and Yen 1,772,402,329 (March 31, 2006 — $78,000,000 and Yen Nil).

4. Investments supporting insurance liabilities

The following is a summary of investments held at March 31, 2007 and 2006:

2007

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Bonds	$11,979,272	$—	$(865,391)	$11,113,881
Corporate Bonds	46,080,158	84,281	(641,860)	45,522,579
	$58,059,430	$84,281	$(1,507,251)	$56,636,460
2006

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Bonds	$11,605,961	$—	$(1,236,168)	$10,369,793
Corporate Bonds	21,101,934	—	(1,185,159)	19,916,775
	$32,707,895	$—	$(2,421,327)	$30,286,568

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2007 and March 31, 2006.

2007

	Less than 12 months		12 months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Bonds	$—	$—	$11,113,881	$(865,391)	$11,113,881	$(865,391)
Corporate Bonds	—	—	44,006,769	(641,860)	44,006,769	(641,860)
Total	$—	$—	$55,120,650	$(1,507,251)	$55.120650	$(1,507,251)

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

4. Investments supporting insurance liabilities  – (continued)

2006

	Less than 12 months		12 months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Bonds	$10,369,793	$(1,236,168)	$—	$—	$10,369,793	$(1,236,168)
Corporate Bonds	19,916,775	(1,185,159)	—	—	19,916,775	(1,185,159)
Total	$30,286,568	$(2,421,327)	$—	$—	$30,286,568	$(2,421,327)

The unrealized losses on investments in U.S. Government Bonds and Corporate Bonds were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments. Of the 27 bonds held (March 31, 2006 — 16), 21 were in an unrealized loss position (March 31, 2006 — 16).

Since the Company has the ability and intent to hold these investments until a full recovery of fair value, which, in the case of U.S. Government Bonds and Corporate Bonds, may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at March 31, 2007.

The fair value of U.S. Government Bonds and Corporate Bonds, shown by contractual maturity at the balance sheet date, as at March 31, 2007 and March 31, 2006 are as follows:

	2007	2006
Within one year	$—	$—
From one to five years	15,331,605	—
From five to ten years	5,967,524	1,686,975
Greater than ten years	35,337,331	28,599,593
	$56,636,460	$30,286,568

No investments supporting insurance liabilities were disposed of during the year (2006 — $Nil).

Investments supporting insurance liabilities, amounting to $48,347,746 (2006 — $30,286,568), are held in trust under the Company’s coinsurance contracts, together with cash equivalents classified as restricted cash balances amounting to $2,142,502 (2006 — $1,191,197).

5. Embedded derivatives

The Company has recognized embedded derivatives under one of its reinsurance treaties, which reflect the change in the fair value of specific financial instruments as required by SFAS No. 133. In accordance with Issue B15 “Separate Accounting for Multiple Derivative Features Embedded in a Single Hybrid Instrument”, these two derivatives are not combined as they relate to separate risk exposures under the same reinsurance host contract.

(i)	Implementation Issue No. B36, “Embedded Derivative: Modified Coinsurance Arrangements and Debt Instruments that Incorporate Credit Risk Exposures that tare Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments” (“Issue B36”) relates to embedded derivatives arising from a coinsurance funds withheld agreement.

All of the Company’s funds withheld receivable balance is associated with the reinsurance of annuity contracts. These funds are subject to the provisions of Issue B36. Management believes the embedded derivative feature in the treaty is similar to a total return swap on the assets held by the

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

5. Embedded derivatives  – (continued)

ceding company. The Company has developed cash flow models as the basis for estimating the value of the total return swap. The change in fair value of the swap also affects the amortization of deferred acquisition costs since the Company is required to include it in its expectation of gross profits. The change in fair value of the embedded derivative is included in funds withheld in accordance with the general guidance under SFAS 133 and the provisions of FIN 39. The increase in fair value amounting to $2,611,817 (March 31, 2006 — $1,727,273) is included in the income statement within change in value of embedded derivatives.

(ii)	SFAS 133 Implementation Issues No. B29, “Embedded Derivatives: Equity-Indexed Contracts with Embedded Derivatives” and B30, “Embedded Derivatives: Application of Statement 97 and Statement 133 to Equity-Indexed Annuity Contracts” apply to the accounting of the equity indexed annuity. These implementation issues require that the liability for such contracts be accounted for separately as the embedded derivative and host contract. The change in fair value of the embedded derivative is included in interest sensitive contract liabilities in the balance sheet in accordance with the general guidance under SFAS 133 and the provisions of FIN 39. The decrease in fair value amounting to $750,644 (March 31, 2006 — $2,866,953) is included in the income statement within change in fair value of embedded derivative.

6. Deferred sales inducements

Activity in deferred sales inducements is summarized as follows:

	2007	2006
Unamortized balance at beginning of period	$23,424,025	$8,104,943
Deferred sales inducements	18,684,799	15,466,797
Amortization during the period	(4,982,145)	(147,715)
Unamortized balance at end of period	$37,126,679	$23,424,025

7. Reinsurance protection

NRe has secured reinsurance protection against losses on reinsurance treaty risks it has assumed through a Yearly Renewable Term Automatic Reinsurance Agreement (the “YRT Agreement”). The YRT Agreement provides for protection for losses in excess of Yen 2.4 million per policy assumed. As at March 31, 2007, NRe has recorded within policy reserves a reinsurance recoverable of $67,989 (March 31, 2006 — $Nil) as reimbursement for claims incurred, which is deducted from future policy benefits. NRe is not relieved of its primary obligation to the cedents on its assumed risks.

As at March 31, 2007, the future benefit of the reinsurance recoverable amounted to $85,783 (March 31, 2006 — $Nil) and is deducted from future policy benefits and included in reinsurance balances payable.

Change in future policies benefits is summarized as follows:

	2007	2006
Future policy benefits, beginning of period	$51,530,134	$—
Change in net future policy benefits	65,629,903	51,530,134
Net future policy benefits, end of period	117,160,037	51,530,134
Reinsurance on future policy benefits	(85,783)	—
Future policy benefits, end of period	$117,074,254	$51,530,134

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

7. Reinsurance protection  – (continued)

The effect of reinsurance on premiums earned is as follows:

	2007	2006
Premiums assumed	$99,866,713	$60,440,358
Premiums ceded	(74,361)	—
Net premiums earned	$99,792,352	$60,440,358

The Company remains liable to the extent that any reinsurance company fails to meet its obligations.

8. Concentration of risks

The Company is party to financial instruments with concentration of credit risk. These financial instruments include cash and cash equivalents, investments, losses recoverable, and funds withheld.

As of March 31, 2007, all cash and cash equivalents are on deposit with three well-capitalized financial institutions (March 31, 2006 — two financial institutions).

The funds withheld, which are being held to pay losses, are due from one ceding company and reinsurance balances receivable are due from two ceding companies. The Company believes that there is no significant credit risk as these balances are due from rated reinsurance companies or have been settled after year end.

As noted in Note 1, during the year ended March 31, 2007, NRe commenced writing insurance business. All business entered into during the first two periods of operations was written by NRIL. At March 31, 2007, net assets held by NRIL were $43,007,942 (March 31, 2006 — $36,092,483). At March 31, 2007, net assets held by NRe were $18,937,892 (March 31, 2006 — $17,238,476).

9. Due to shareholders

Included in Due to shareholders are funds advanced from shareholders that have been invested in tracking stock investments of $12,714,117 and funds pending investment in tracking stock at April 1 dealing day of $3,682,499. These amounts have been advanced on an interest free basis and are repayable upon request from the shareholder to redeem the positions in the tracking stock investment.

10. Income taxes

Under current Bermuda law, the Company and NRe are not required to pay any taxes on income or capital gains. In the event that such taxes are levied, the Company has received an assurance from the Bermuda government that it will be exempted from all such taxes until March 28, 2016.

The Company and NRe are organized and operate in such a manner that neither the Company nor U.S. persons owning common shares are expected to be subject to current U.S. taxation on their respective undistributed income (other than U.S. excise tax on insurance and reinsurance premiums and withholding tax on certain investment income from U.S. sources).

NRIL is taxed under applicable Ireland statutes.

The Company recognized a deferred tax asset amounting to $424,000 at March 31, 2007 (March 31, 2006 — $320,000). The significant temporary difference that gives rise to the net deferred tax asset is the net operating loss carried forward. There is no statutory limitation on the carry forward of such losses.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

10. Income taxes  – (continued)

To be prudent the Company has provided a valuation allowance in full against this deferred tax asset because of the potential uncertainty of future taxable income. The increase in the deferred asset and valuation allowance during the year was $104,000 (March 31, 2006 — $320,000).

11. Employee benefit plans

The Company maintains a defined contribution pension plan covering all full time employees. The net pension cost for the fiscal period ended March 31, 2007 was $76,417 (March 31, 2006 — $79,729). Contributions to the plan are determined annually by the Company’s Board of Directors and are based upon the salaries of eligible employees. Company contributions are fully vested.

The Company provides no health care or life insurance benefits for retired employees.

12. Significant transaction and related party transactions

The Company has entered into agreements with Dresdner Bank AG, New York Branch (“Dresdner”), under which Dresdner provides the Company, NRIL and NRe with a letter of credit facility of up to $150 million and Yen 46 billion (“LOC Facility”). Under the terms of these agreements, Dresdner shares in the consolidated net income of the Company with the exception of income attributable to the investment portfolios specific to the common shares Classes B, C, D, E & G. Dresdner’s share of such consolidated net income is determined on a quarterly basis by a formula based on the value of letters of credit issued and outstanding at the end of each calendar quarter. For the fiscal year ended March 31, 2007, $1,333,368 (March 31, 2006 — $310,688) in LOC Facility fees was incurred of which $523,377 (March 31, 2006 — $116,813) were payable to Dresdner under these agreements. During the year ended March 31, 2007, Dresdner Bank AG, London Branch exercised an option to purchase shares from Class Z-2 shareholders. As at March 31, 2007, Dresdner AG London Branch owns 340,892 Class Z-2 shares.

Under a separate agreement, effective January 1, 2005, Dresdner provides investment advice to the Company for a fee. For the fiscal year ended March 31, 2007, $250,000 (March 31, 2006 — $312,500) in fees was incurred of which $62,500 (March 31, 2006 — $62,500) were payable at year end to Dresdner under this agreement.

The Company has a loan facility with Dresdner in the amount of $10,000,000 of which $8,000,000 (March 31, 2006 — $7,000,000) was payable at year end. For the fiscal year ended March 31, 2007, $473,188 (March 31, 2006 — $276,594) in interest charges was incurred of which, at March 31, 2007, $43,510 (March 31, 2006 — $34,240) were payable to Dresdner under this facility.

To hedge its exposure to currency and interest rate movement, the Company has entered into interest rate and currency SWAP contracts with Dresdner as the counter party. For the fiscal year ended March 31, 2007, $60,042 (March 31, 2006 — $Nil) in net interest settlements was earned by the Company under these contracts. As at March 31, 2007, $147,993 was payable to Dresdner.

The total formation expenses of $5,068,967 incurred by the Company include amounts contributed by founding shareholders/directors, The amounts contributed, repaid and still outstanding by founding shareholders/directors at March 31, 2007 were:

	Total Contribution	Repaid by the Company	Outstanding March 31, 2007
Daniel Gray	$3,348,223	$3,088,200	$260,023
Argus Insurance Company Limited	$557,200	$557,200	$—

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

12. Significant transaction and related party transactions  – (continued)

The amount owing to Daniel Gray, the Chairman and a director of the Company, includes amounts due to companies under his control. Included in the amount payable to Mr. Gray at March 31, 2006, was $54,167 due to John H. Tweedie, the Chief Executive Officer and a director of the Company, under the terms of an employment agreement with one of Mr. Gray’s companies, which expired on June 30, 2004. Under the terms of Mr. Tweedie’s employment contract with the Company, this indebtedness became a liability of the Company upon commencement of operations. This indebtedness was settled during the year.

In accordance with an agreement entered into during the period, the balance outstanding at March 31, 2007 has no fixed terms of repayment (March 31, 2006 — $810,000 repayable within one year).

13. Lease commitments

The Company leases office space, furniture and equipment under a Space Sharing Agreement with Argus Insurance Company Limited dated July 1, 2004. During the fiscal period ended March 31, 2007, $148,750 (March 31, 2006 — $112,500) of rent expense was incurred under this agreement and is included in operating expenses. The lease has a maximum term of 20 years, but is, however, cancellable upon 30 days notice. Rent is payable monthly in advance and fully paid at March 31, 2007.

14. Commitments and contingent liabilities

Management does not believe that the Company is a party to any pending litigation or arbitration which would have a material adverse effect on its future operations.

NRe, in its role as a co-reinsurer on one of its treaties, has entered into an interest and liabilities participation agreement which protects the other co-reinsurer from NRe’s credit risk with respect to this treaty. The agreement provides that by September 18, 2007, NRe will establish and maintain collateral in the form of assets in trust and/or LOC coverage on behalf of the other co-reinsurer to cover 100% of NRe’s own obligations.

Subsequent to March 31, 2007, the Company has entered into arbitration proceedings with respect to two treaties it reinsures. One arbitration concerns the Company’s allegation that the ceding company misrepresented the nature of the lapse risk and the other arbitration involves a dispute concerning the cedant’s refusal to allow inspection of records concerning the data underlying the historical mortality study it furnished to the Company and upon which the Company relied in underwriting the risk. Management believes that these individual arbitrations are not likely to have a material adverse effect on the Company’s financial condition, business or its operations.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

15. Share capital

Authorized share capital consists of 10,000,000 common shares at $1.00 par value. Issued, outstanding and fully paid share capital of $2,129,313 (March 31, 2006 — $1,962,179) consists of the following shares each having a $1.00 par value:

2007

Common Share Class	Common Shares March 31, 2006	Common Shares Issued	Common Shares Redeemed or Transferred	Common Shares March 31, 2007
Class B	563,552	173,320	(127,813)	609,059
Class C	500,000	—	—	500,000
Class D	200,997	20,906	(13,810)	208,093
Class E	126,494	—	—	126,494
Class G	—	65,863	—	65,863
Class Z-1	257,011	21,901	—	278,912
Class Z-2	314,125	26,767	—	340,892
Total	1,962,179	308,757	(141,623)	2,129,313
2006

Common Share Class	Common Shares March 31, 2005	Common Shares Issued	Common Shares Redeemed or Transferred	Common Shares March 31, 2006
Class B	261,992	301,560	—	563,552
Class C	500,000	—	—	500,000
Class D	507,515	—	(306,518)	200,997
Class E	151,515	—	(25,021)	126,494
Class Z-1	212,018	44,993	—	257,011
Class Z-2	259,133	54,992	—	314,125
Total	1,892,173	401,545	(331,539)	1,962,179

Class Z-1 and Class Z-2 shares were issued to the Company’s management and founding shareholders/directors at $1 per share in the ratio of 24.9 shares for every 75.1 shares issued in any of the other classes.

All common shares participate pari-passu in the net income of the Company’s reinsurance business, except that Class Z-1 and Class Z-2 shares do not share in any deficit which may arise from such business. All common shares are non-convertible.

The Company maintains a separate investment portfolio for each class of common shares it issues other than Class Z-1 and Class Z-2 shares. The investment income earned by the investment portfolio attributed to Class B is allocated solely to the Class B shareholders and, similarly, the income earned by each of the other investment portfolios is allocated solely to the share class to which it is attributed.

Emerging Issues Task Force (“EITF”) Issue 85-1, “Classifying Notes Receivable Received for Capital Stock,” provides that it is generally not appropriate to report as an asset a note received as a contribution to an enterprise’s equity.

In the period from incorporation on September 26, 2002 to June 30, 2005, the Company recorded $20,000,000 of additional paid-in capital in exchange for promissory notes from an investor. The Company has followed the guidance set out in EITF Issue 85-1 and has reflected this transaction as a reduction in both

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM JULY 1, 2005 TO MARCH 31, 2006
(expressed in United States dollars)

15. Share capital  – (continued)

share capital and additional paid in capital. The investor is a Bermuda public company, rated A (Excellent) by A.M. Best Company, and is fully able to meet its commitment to the Company. The Company regards the amount represented by the promissory notes as part of its capital base. The shares issued to the investor share in the earnings of the Company and are treated, in every other respect, exactly as are the shares issued to all other common shareholders.

The Bye-laws of the Company contain provisions giving the directors the discretionary right to adjust the voting rights attaching to shares in order to:

i)	preclude any single U.S. Shareholder from having voting rights of more than 9.9% of the total voting rights, and
ii)	allow the Company, or any of its members, to avoid adverse tax, legal or regulatory requirements.

The directors have applied this discretionary right to restrict individual U.S. Shareholders to 9.9% of the total voting rights and to restrict the voting rights of Bermuda shareholders to a maximum of 19.9% in conformity with Bermuda regulations.

16. Statutory capital and surplus and other restrictions

The Bermuda Insurance Act 1978 and Related Regulations (the “Act”) requires NRe to meet a minimum solvency margin and maintain statutory capital at 5250,000. For the year ended March 31, 2007, NRe has complied with the prescribed requirements.

At March 31, 2007, additional paid-in capital represents share premium, which is the amount paid for shares in excess of par value less any payments made on redemptions in excess of par value.

There are restrictions on the ability of the subsidiary companies to dividend, loan or advance money to the parent. These restrictions preclude payments where the minimum solvency standard would be violated and in the case of NRIL, any loan to an affiliate is subject to prior approval by the regulator.

17. Subsequent events

From the date of the financial statements to March 31, 2008, three of the five tracking stock investments experienced a decrease in net asset value per share ranging from 14% to 27% resulting in a net change in unrealized gains subsequent to March 31, 2007 approximating $26.5 million.

NORTHSTAR GROUP HOLDINGS, LTD.

DIRECTORS’ REPORT AND
FINANCIAL STATEMENTS

FOR THE YEAR ENDED
31 MARCH 2008

NORTHSTAR GROUP HOLDINGS, LTD.

DIRECTORS’ REPORT AND FINANCIAL STATEMENTS
for the year ended 31 March 2008

NORTHSTAR GROUP HOLDINGS, LTD.

DIRECTORS AND OTHER INFORMATION

DIRECTORS	Gerald D. E. Simons
Terence I. Lennon
John H. Tweedie
James W. Dallas
Daniel Courchesne
Brian G. Bytof
Timothy C. Madigan
SECRETARY	Codan Services Limited
Clarendon House
2 Church Street
Hamilton, Bermuda
REGISTERED OFFICE	Clarendon House
2 Church Street
Hamilton, Bermuda
BANKERS	The Bank of Bermuda Limited
6 Front Street
Hamilton, Bermuda
SOLICITORS	Conyers Dill and Pearman
Clarendon House
2 Church Street
Hamilton, Bermuda
AUDITORS	Ernst & Young Ltd.
Reid Hall
3 Reid Street
Hamilton, Bermuda

NORTHSTAR GROUP HOLDINGS, LTD.

DIRECTORS’ REPORT
for the year ended 31 March 2008

The directors present herewith their report and audited financial statements for the year ended 31 March 2008. The previous financial statements were for the year ended 31 March 2007. The financial statements include the operations of Northstar Group Holdings, Ltd and its two subsidiaries, Northstar Reinsurance Ireland Limited and Northstar Reinsurance Ltd., collectively referred to as the Group.

PRINCIPAL ACTIVITIES AND REVIEW OF THE DEVELOPMENT OF THE BUSINESS

The Company is a holding company incorporated in Bermuda. The primary business of the Group is life reinsurance business which the Group’s subsidiaries transact with three life assurance companies and a reinsurance Company in the United States of America. No new treaties were written since January 2006.

The Group incurred a loss for the year. An additional US$2,562,277 referred to in note 14 of the financial statements, of capital contribution was received in the year.

Information on the principal risks and uncertainties in the business as required by the European Accounts Modernisation Directive (20031511EC) are included in note 22 in the financial statements.

POST BALANCE SHEET EVENTS

One of the Group’s subsidiaries has entered into arbitration proceedings with respect to two treaties it reinsures. One arbitration concerns the subsidiary’s allegation that the ceding company misrepresented the nature of the lapse risk and subsequently ceased paying premiums. Per the terms of the contract, the subsidiary has terminated the contract with no further liability. The other arbitration involves a dispute concerning the cedant’s refusal to allow inspection of records concerning the data underlying the historical mortality study it furnished to the subsidiary and upon which the subsidiary relied in underwriting the risk. Provision has been made for all costs expected to arise in connection with resolving this matter. Management believes that these individual arbitrations are not likely to have a material future adverse effect on the subsidiary’s financial condition, business or its operations.

A cedant has informed the subsidiary that it is ceasing to cede new business on a deferred annuity treaty as of March 1, 2008.

RISKS AND UNCERTAINTIES

The principal risks and uncertainties that the Group faces are, by the very nature of the business, those for which it provides or has provided insurance cover. The Group seeks to ensure that it collects sufficient premium income to meet the cost of potential claims over time, but the uncertainty surrounding the severity and frequency of claims can lead to significant variation in the Group’s performance in the short term. Considerable judgement is involved and the Directors adopt a prudent approach to the provision and valuation of insurance reserves.

RESULTS FOR THE YEAR AND STATE OF AFFAIRS AT 31 MARCH 2008

The Group profit and loss account for the year ended 31 March 2008 and the Group balance sheet at that date are set out on pages 11 to 14. The loss on ordinary activities before taxation amounted to US$38,425,007. Due to the operating loss, no taxation charge arose and the loss was transferred to reserves at 31 March 2008.

KEY PERFORMANCE INDICATORS

Net earned premiums decreased from US$272,928,325 to US$262,420,028. Technical provisions, technical investment and other income and operating expenses including the loss for the year increased in line with the Group’s increased activities. Investment income on non-technical income declined due to difficult markets conditions.

DIVIDENDS AND RETENTION

The directors do not recommend the payment of a dividend for the year.

DIRECTORS

The present directors are listed on page F-60.

SUBSIDIARIES

The Company’s subsidiaries as at 31 March 2008 are listed in Note 26.

DIRECTORS’ AND SECRETARY’S INTERESTS IN SHARES

The directors and company secretary at the balance sheet date had no interests in the share capital of the Group or any group companies, except as listed below:

Northstar Group Holdings, Ltd. with a nominal value of US$1 per share.

Directors	Class of shares	At 31 March 2008	At 1 April 2007
T. Lennon	Z1	4,500	4,290
J. Tweedie	Z1	93,157	92,224
J. Dallas	Z1	69,145	68,452
LIFE ASSURANCE BUSINESS RISK

The risk management framework for life assurance and investment risk is set out as follows:

Life assurance risk within the Group arises through its exposure to mortality insurance and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses. Monetary risk arises in two distinct areas, on assured lives where payments are made on death of an individual, and on annuitant lives, where payments are made to an individual until they die, such payments ceasing on death.

The Group operates a formal underwriting procedure and regularly monitors experience against expected outcomes on inception of a treaty.

SOLVENCY AND OTHER REGULATORY RISKS

With effect from 15 July 2006, Ireland adopted the European Communities Reinsurance Directive (2005/68/EC) which introduced a Regulatory Regime for reinsurance business written in Ireland. Northstar Reinsurance Ireland Limited is deemed to be authorized under the statutory instrument implementing the Directive, subject to it meeting minimum conditions within a time-frame set by the Financial Regulator, which ran to 30 September 2007, with a requirement to fully comply with the Regulations by 10 December 2007. Northstar Reinsurance Ltd. is regulated by the Bermuda Monetary Authority.

The Group has been complying with the Bermuda Insurance and Irish Reinsurance Regulations, including solvency requirements.

The Group monitors its level of surplus capital on a regular basis. A capital budget is set by the group annually and progress is monitored throughout the year.

EMBEDDED DERIVATIVES WITHIN INSURANCE CONTRACTS

The Group has exposure to a variety of embedded derivatives due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. Refer to note 15 for details of embedded derivatives.

ASSET/LIABILITY MANAGEMENT

The Group undertakes regular reviews to ensure appropriate asset/liability management. The Group monitors the position through its treaty monitoring program, preparation of quarterly accounts and filing of annual accounts.

The Group’s policy on asset/liability management is reflected in its investment policy and in the treaty terms and ongoing management of reinsurance treaties written on a funds withheld basis.

LETTERS OF CREDIT

The Group holds letters of credit in favour of cedants which represent a guarantee of performance by the Group under its reinsurance agreements. Additional details of these are provided in note 23 to the financial statements.

VALUATION RISK

This is the risk of incorrect valuation of assets and liabilities. Liabilities are regularly reviewed by the Actuarial Department and subject to tolerance and trend checks. Asset valuations are verified both through reconciliation against external custodian records and as a result of monthly data reconciliations.

LIQUIDITY RISK

The Group maintains a strong liquidity position and, through the application of a group liquidity management policy, seeks to determine that it has sufficient financial resources available to meet its obligations as they fall due. The main liquidity risk arises from the Group’s exposures to regular calls on its cash resources mainly from claims payments. However, most of these are met from funds held in trust. Expected maturity of insurance liabilities at 31 March 2008 analysed by duration is shown below:

	Total	Within 1 Year	Within 2-5 Years	After 5 Years
	US$
Reinsurance contract liabilities:
At 31 March 2008	26,111,954	2,297,849	4,800,000	19,014,305
At 31 March 2007	20,631,774	978,876	—	19,652,898
MARKET RISK

Market risk is the risk of adverse financial impact due to changes in fair value of financial instruments from fluctuations in foreign currency exchange rates, interest rates, property prices and equity prices.

The Group has exposure to currency exchange risk which is mitigated by currency swap transactions and does not hold any property. Interest rate risk is controlled as part of asset/liability management.

INTEREST RATE RISK

Interest rate risk arises from the Group’s investments in fixed income securities and from the embedded derivatives within insurance contracts. The Group manages this risk by adopting close asset/liability matching criteria to minimize the impact of mismatches between the value of assets and liabilities from interest rate movements.

FOREIGN CURRENCY EXCHANGE RISK

The Group’s operational currency is United States Dollars. Investment guidelines restrict non-US Dollar investments. Euro denominated non-insurance liabilities arise but do not give rise to material foreign currency exchange risk. The Group holds Yen denominated assets and liabilities with respect to one treaty and has entered into currency SWAP contracts to protect itself against yen exchange rate movement.

CREDIT RISK

Credit risk is the risk of loss in the value of financial assets due to counterparties failing to meet all or part of their obligations. The Group is exposed to credit risk through its directly held investment portfolio and through funds withheld by cedants. The Group operates a clearly defined policy to manage its credit risk exposure. The carrying amount of financial assets represents the maximum credit risk exposure. The maximum exposure to credit risk at the reporting date was:

	2008	2007
	US$	US$
Deposits with ceding undertakings	498,688,678	364,648,583
Other financial investments	264,835,372	265,906,114
Cash at bank and in hand	28,649,834	15,157,047
Debtors arising out of reinsurance operations	22,876,068	13,803,205
	815.049,952	659.514.949
REINSURANCE CREDIT EXPOSURE

The Group operates a policy to manage its retrocession counterparty exposures.

OPERATIONAL RISK

Operational risk arises as a result of inadequate or failed internal processes, people or systems; or from external events. This definition is intended to include all risk exposures to which the Group is exposed, other than the financial risks described above, and strategic and Group risks that are considered elsewhere. Hence, operational risks include, for example, outsourcing arrangements to external providers, IT, information security, project, legal, fraud and compliance risks.

FUTURE DEVELOPMENTS OF THE BUSINESS

The directors are continually reviewing opportunities for developing the activities of the Group.

BOOKS OF ACCOUNT

The directors are responsible for ensuring that proper books and accounting records are kept by the Group. To achieve this, the directors have appointed professionally qualified accounting personnel who report to them.

These books and accounting records are maintained at the Group’s principle office at 12 Wesley Street, Hamilton Bermuda with respect to Northstar Group holdings, Ltd and Northstar Reinsurance Ltd. and at the registered office, which is La Touche House, IFSC, Dublin 1, for Northstar Reinsurance Ireland Limited.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

The Group Bye-laws requires the directors to prepare consolidated and company financial statements for each financial year in accordance with applicable Irish law and Generally Accepted Accounting Practice in Ireland; including the accounting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland which give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that year. In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with Generally Accepted Accounting Principles. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable stops for the prevention and detection of fraud and other irregularities.

AUDITORS

The auditors, Ernst & Young Ltd., Chartered Accountants, will continue in office.

On behalf of the Board

Directors

Date: November 6, 2008

Ernst & Young Ltd. Reid Hall #3 Reid Street Hamilton HM11, Bermuda P.O. Box HM 463 Hamilton, HM BX, Bermuda Tel: +1441 295 7000 Fax: +1441295 5193 www.ey.com/bermuda

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF
NORTHSTAR GROUP HOLDINGS, LTD.

We have audited the group and holding company financial statements (the “financial statements”) of Northstar Group Holdings, Ltd. (the “Group”) for the year ended 31 March 2008 which comprise the Group Profit and Loss Account, the Group and Company Balance Sheets, the Group Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Group’s members, as a body. Our audit work has been undertaken so that we might state to the Group’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group and the Group’s member as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for the preparation of the financial statements in accordance with applicable Irish law and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland) as set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the financial statements in accordance with the International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland. We also report to you our opinion as to: whether proper books of account have been kept by the Group, and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the financial statements are in agreement with the books of account.

We read the Directors’ Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Continued /...

A member firm of Ernst & Young Global Limited

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF
NORTHSTAR GROUP HOLDINGS, LTD. (Continued)

Basis of audit opinion

Except as discussed in the second paragraph below, we conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

We were unable to obtain sufficient audit evidence supporting the valuation of certain of the Group’s and Company’s investments amounting to $96,870,696 and $69,973,661, respectively, as at 31 March 2008, or its equity in losses of those investments of $29,908,240 and $27,244,409, respectively, which are included in net loss for the year then ended.

Opinion

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the valuation of certain of the Group’s investments referred to above, the financial statements referred to in the first paragraph give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of affairs of the Group and Company as at 31 March 2008 and of the Group’s loss for the year then ended.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Group. The financial statements are in agreement with the books of account.

In our opinion the information given in the Directors’ Report is consistent with the financial statements.

Bermuda
27 October 2008

A member firm of Ernst & Young Global Limited

NORTHSTAR GROUP HOLDINGS, LTD.

GROUP PROFIT AND LOSS ACCOUNT
TECHNICAL ACCOUNT — LIFE ASSURANCE BUSINESS
for the year ended 31 March 2008

	Note	Year ended 31 March 2008	Year ended 31 March 2007
		US$	US$
Earned premiums, net of reinsurance:
Gross premiums written		262,903,202	273,002,686
Change in the provision for unearned premiums, net of reinsurance		(483,174)	(74,361)
Earned premiums, net of reinsurance		262,420,028	272,928,325
Investment income	6	37,016,413	17,052,527
Other technical income, net of reinsurance		1,101,771	2,382,591
Total technical income		300,538,212	292,363,443
Claims incurred, net of reinsurance:
Claims paid, gross amount		41,334,268	28,855,949
Claims paid, reinsurers’ share		—	—
		41,334,268	28,855,949
Changes in technical provisions, net of reinsurance:
Life assurance provision, gross amount		241,645,590	256,112,834
Life assurance provision, reinsurers’ share		(14,778)	—
		241,630,812	256,112,834
Changes in other technical provisions, net of reinsurance, not shown under other headings		(9,807,576)	923,071
Net operating expenses	4	17,959,291	(2,172,398)
Other technical charges		22,006,785	13,077,384
Total technical charges		313,123,580	296,796,840
Balance on the technical account – life assurance business		(12,585,368)	(4,433,397)

NORTHSTAR GROUP HOLDINGS, LTD.

GROUP PROFIT AND LOSS ACCOUNT
NON-TECHNICAL ACCOUNT
for the year ended 31 March 2008

	Note	Year ended 31 March 2008	Year ended 31 March 2007
		US$	US$
Balance on the technical account – life assurance business		(12,585,368)	(4,433,397)
Investment (loss) income on non-technical account	6	(27,044,639)	20,664,215
Other income		1,205,000	295,221
(Loss) income for the financial year		(38,425,007)	16,526,039
Retained income at beginning of year		30,126,390	13,600,351
Retained (loss) income at end of year		(8,298,617)	30,126,390

Premiums written and the loss on ordinary activities before taxation have arisen solely from continuing operations.

There are no recognized gains or losses in the year other than the loss attributable to shareholders of the Group.

Approved by the Board on November 6, 2008.

Directors

NORTHSTAR GROUP HOLDINGS, LTD.

GROUP BALANCE SHEET
at 31 March 2008

	Note	2008	2007
		US$	US$
ASSETS
INVESTMENTS
Other financial investments	7	264,835,372	265,906,114
Deposits with ceding undertakings	8	498,688,678	364,648,583
		763,524,050	630,554,697
DEBTORS
Debtors arising out of reinsurance operations	9	22,876,068	13,803,205
Other debtors		17,057,178	3,990,331
		39,933,246	17,793,536
OTHER ASSETS
Cash at bank and in hand	10	28,649,834	15,157,047
PREPAYMENTS AND ACCRUED INCOME
Deferred acquisition costs		142,345,172	116,135,121
Other prepayments and accrued income	11	1,323,258	1,078,186
		143,668,430	117,213,307
TOTAL ASSETS		975,775,560	780,718,587

NORTHSTAR GROUP HOLDINGS, LTD.

GROUP BALANCE SHEET
at 31 March 2008 (Continued)

	Note	2008	2007
		US$	US$
LIABILITIES
CAPITAL AND RESERVES
Called up share capital	12	2,154,511	2,129,313
Other reserves	13	153,410,987	150,873,908
Profit and loss account:
(Loss) income for the financial year		(38,425,007)	16,526,039
Retained income at beginning of year		30,126,390	13,600,351
Shareholders’ funds	14	147,266,881	183,129,611
TECHNICAL PROVISIONS
Life assurance provision	15	792,469,244	549,940,014
CREDITORS
Creditors arising out of reinsurance operations	17	26,111,954	20,631,774
Other creditors including tax and social welfare	18	8,632,217	24,851,923
		34,744,171	45,483,697
ACCRUALS AND DEFERRED INCOME
Other accruals		1,295,264	2,165,265
TOTAL LIABILITIES		975,775,560	780,718,587

Approved by the Board on November 6, 2008

Directors

NORTHSTAR GROUP HOLDINGS, LTD.

COMPANY BALANCE SHEET
at 31 March 2008

	Note	2008	2007
		US$	US$
ASSETS
INVESTMENTS
Other financial investments	7	91,222,161	152,346,105
Investment in group companies unlisted	26	71,777,635	61,432,150
		162,999,796	213,778,255
DEBTORS
Other debtors		17,046,783	3,977,441
OTHER ASSETS
Cash at bank and in hand	10	648,424	1,101,006
Other assets		—	10,117
		648,424	1,111,123
PREPAYMENTS AND ACCRUED INCOME
Other prepayments and accrued income	11	62,542	86,249
TOTAL ASSETS		180,757,545	218,953,068

NORTHSTAR GROUP HOLDINGS, LTD.

COMPANY BALANCE SHEET
at 31 March 2008 (Continued)

	Note	2008	2007
		US$	US$
LIABILITIES
CAPITAL AND RESERVES
Called up share capital	12	2,154,511	2,129,313
Other reserves	13	153,410,987	150,873,908
Profit and loss account:
(Loss) income for the financial year		(22,396,577)	17,107,112
Retained income at beginning of year		30,924,181	13,817,069
Shareholders’ funds	14	164,093,102	183,927,402
CREDITORS
Due to subsidiary companies		7,758,426	9,125,693
Other creditors including tax and social welfare	18	8,632,217	24,851,923
		16,390,643	33,977,616
ACCRUALS AND DEFERRED INCOME
Other accruals		273,800	1,048,050
TOTAL LIABILITIES		180,757,545	218,953,068

NORTHSTAR GROUP HOLDINGS, LTD.

GROUP CASH FLOW STATEMENT
for the year ended 31 March 2008

	Note	2008	2007
		US$	US$
Net cash inflow (outflow) from operating activities	16	57,584,806	30,770,620
Net cash inflow (outflow) before financing		57,584,806	30,770,620
Investing	16	(45,763,722)	(55,526,961)
Net cash outflow from investing		(45,763,722)	(55,526,961)
Financing	16	1,671,703	32,032,646
Net cash inflow from financing		1,671,703	32,032,646
Increase in cash and cash equivalents		13,492,787	7,276,305

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

1. BASIS OF PREPARATION

Northstar Group Holdings, Ltd. (the “Company”) is an insurance holding company incorporated on September 26, 2002 under the laws of Bermuda. The consolidated financial statements include the assets, liabilities, and results of operations of the Company’s subsidiaries, Northstar Reinsurance Ltd. (“NRe”), which is registered as a Class 3 insurer and long-term insurer under the insurance laws of Bermuda, and Northstar Reinsurance Ireland Limited (“NRIL”), which is a life and annuity reinsurance company incorporated under the laws of Ireland. The Company and its wholly owned subsidiaries are collectively referred to herein as the “Group”. The Group commenced operations on July 2, 2004. The Group, through its subsidiaries, is primarily engaged in life and annuity reinsurance. Reinsurance is an arrangement under which an insurance company, the reinsurer, agrees to indemnify another insurance company, the ceding company, for all or a portion of the insurance risks underwritten by the ceding company. During the year ended March 31, 2007, NRe commenced writing insurance business. All business written during the first two periods of operations ending March 31, 2006 was written by NRIL.

2. ACCOUNTING POLICIES

(a) Consolidation and basis of accounting

The consolidated financial statements have been prepared in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued in 2005 and amended in December 2006 by the Association of British Insurers (ABI SORP). The financial statements have also been prepared under the historical cost convention and in accordance with accounting standards issued by the Accounting Standards Board for use in Ireland and the United Kingdom and promulgated for use in Ireland by the Institute of Chartered Accountants in Ireland.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements consolidate the accounts of the Company and its two subsidiaries, NRe and NRIL. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b) Comparative figures

Certain comparative figures have been reclassified to conform to the current period presentation.

(c) Cash and cash equivalents

Cash and cash equivalents include cash on deposit and highly liquid investments purchased with an original maturity of three months or less.

(d) Premiums written

Reinsurance premiums from life policies are generally recognized as revenue when due. Premiums recorded in the Technical Account — Life Assurance Business are recognized, net of retrocession, in the same year in which the liabilities arising from those premiums are created.

Reinsurance premiums written are based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the year in which they are determined. For each of its reinsurance contracts, the Group determines if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Group reviews all contractual features, particularly those that may limit the amount of insurance risk to which the Group is exposed or features that delay the timely reimbursement of claims. If the Group determines that a contract does not expose it to a reasonable possibility of a significant loss from insurance risk, the Group records the contract using a deposit method of accounting with the net amount payable/receivable reflected in other reinsurance assets or liabilities on the balance sheet. Fees earned on these contracts are reflected as other technical income, net of reinsurance, as opposed to premiums, in the technical account.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

2. ACCOUNTING POLICIES  – (continued)

Certain of the reinsurance agreements entered into by the Group provide that the ceding company may reassure all or a proportion of risks formerly ceded by it after an agreed year or upon changes in the financial condition or credit rating of Northstar Reinsurance Ireland Limited. Recapture of business by the ceding company would not affect premiums written prior to recapture, but would reduce written premiums in subsequent years.

(e) Unearned premiums

Unearned premiums are those proportions of the premiums written in the year that relate to years of risk subsequent to the balance sheet date. They are calculated principally on the basis of time apportionment.

(f) Claims

All claims are accounted for when notified to the Group up to the balance sheet date and include all external claims handling costs. Paid claims are recognized, net of retrocession, when notified.

(g) Other financial investments

Shares and other variable yield securities consist principally of ownership interests in non U.S. domiciled investment companies, generally offshore hedge funds, Société d’Investissement a Capital Variable and segregated cell investment companies (“Investment Funds”), and are recorded on a trade date basis. Individual Investment Funds have their own stated investment objectives and governance by which their managers operate. Such Investment Funds invest in a broad variety of securities and instruments to achieve their stated trading strategies. Investments, either directly or through tailored option structures, of such Investment Funds may include but are not limited to: publicly traded and privately placed U.S. and foreign securities, common and preferred stocks, fixed income securities, convertible securities, futures, warrants, options, security rights, bank loans, asset-backed loans, collateralized obligations, and other derivative instruments.

Fair values for the Group’s investments in the Investment Funds are established on the basis of the net asset value per share (“INAV”) provided by the Administrators of such Investment Funds. These NAV’s are determined based upon the valuation criteria established by the governing documents of the Investment Funds. There is no market available for shares held in Investment Funds.

The Group’s management believes that such carrying values are the best estimate of fair value since many of the underlying investments of the Investment Funds are traded on exchanges with readily determinable market values. Redemption of investments in Investment Funds can only be made by the Group on the redemption dates, which vary by Investment Fund, and are subject to the required notice periods specified in the offering documents of each Investment Fund. As a result, carrying values may not be indicative of the market values ultimately realized on redemption. Should the Group’s investment be returned by virtue of a liquidation of an Investment Fund, the Group may receive substantially less than the valuation utilized by the Investment Fund since the valuation method is not likely to use liquidation values.

The cost of securities sold is computed using the weighted average cost method.

Changes in unrealized appreciation or depreciation of tracking stock investments, as well as realized gains or losses on disposition of investments, are included in earnings in the period in which they arise.

Fixed income securities are stated in the balance sheet at amortized cost. Listed and unlisted equity investments are stated in the balance sheet at market value. Unrealized gains and losses are taken to the profit and loss account.

Investment income includes interest and gains on investments both realized and unrealized. Investment charges include losses on the realization of investments and investment expenses. Investment transactions are included on an accruals basis.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

2. ACCOUNTING POLICIES  – (continued)

(h) Deposits with ceding undertakings

Deposits with ceding undertakings represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a “modified coinsurance” basis and agreements written on a “coinsurance funds withheld” basis, assets equal to the net statutory reserves are withheld and legally owned by the ceding company. Interest accrues to these assets at rates defined by the treaty terms. Assets and liabilities relating to these agreements are reported on a net or gross basis, depending on the specific details of each treaty. Reinsurance agreements reported on a net basis are generally included in other reinsurance balances on the balance sheet because a legal right of offset exists.

Allocated investment return

Investment income on deposits or on funds withheld by ceding undertakings, is wholly attributed to the technical account.

(i) Deferred acquisition costs (DAC)

Acquisition costs comprise all direct and indirect costs arising from the conclusion of reinsurance business contracts. Such costs which are incurred in the financial year but which relate to a subsequent year are deferred to the extent that they are recoverable out of future margins. Deferred costs are deferred explicitly. The resulting assets are amortized over the period during which the costs are expected to be recoverable out of margins in the related contracts and in accordance with the pattern of these future margins.

Included in the acquisition costs are deferred sales inducements which arise when the Group assumes business that provides for an additional interest credit in the first policy year. The Group includes such interest in contract liabilities and defers this cost. This cost is amortized in relation to the present value of estimated gross profits from investment income, policy charges, and expense margins.

The Group performs periodic tests to establish that DAC remains recoverable, and if financial performance significantly deteriorates to the point where a premium deficiency exists, a cumulative charge to the technical account will be recorded.

(j) Recognition of profits on life assurance contracts

Life assurance business profits are determined annually by means of an actuarial valuation using the ‘modified statutory solvency basis’ recommended by the ABI SORP.

(k) Recognition of revenue on investment type contracts

Revenues for investment-type products consist of policy charges for the cost of policy administration and surrender charges that have been assessed against policy account balances during the year.

(l) Technical provisions

The life assurance provisions are calculated by John Kleiman, who is Chief Financial Officer and the Chief Valuation Officer of the Group, based on assumptions set by the directors of the Group, with due regard to the actuarial principles laid down in European Council Directive 2002/83/EC. The Chief Valuation Officer is a Fellow of the Society of Actuaries in the USA and Member, American Academy of Actuaries in the USA. Contract liabilities for investment type products represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expenses include claims incurred in the year in excess of related policy account balances and interest credited to policy account balances. Interest crediting rates for investment-type contracts ranged from 2.50% to 4.15% during the fiscal year ended 31 March 2008.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

2. ACCOUNTING POLICIES  – (continued)

(m) Foreign currencies

Asset and liabilities denominated in foreign currencies have been translated into U.S. dollars at exchange rates in effect at the balance sheet date, which may result in the recognition of exchange gains or losses that are included in the profit and loss account determination of net income. Revenues and expenses are translated into U.S. dollars at the prevailing exchange rate at the transaction date.

(n) Currency and interest rate SWAPs

The Group enters into interest rate and currency SWAP contracts to protect itself against movements in interest and exchange rates. The Group recognizes the change in market value of the SWAPs in income. Payments and receipts made under the contracts are recorded in income on an accrual basis.

(o) Taxation

Corporation tax

Corporation tax is provided on taxable profits at the current rates applicable to the Group’s activities.

Deferred tax

Deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more tax or a right to pay less tax. Deferred tax is measured on an undiscounted basis at tax rates substantively enacted at the balance sheet date that are expected to apply in the years in which timing differences reverse. No deferred tax asset was posted to the balance sheet.

Estimation techniques

The preparation of financial statements in conformity with Irish GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances and are reflected in the judgements made about the carrying amounts of assets and liabilities that are not objectively verifiable. Actual results may differ from the estimates made. The estimates and assumptions are reviewed on an ongoing basis and, where necessary, are revised to reflect current conditions. The principal estimates and assumptions made by management relate to insurance liability reserves, investment valuations, interest rates, demographic and other factors. Judgements made by management that have a significant effect on the financial statements and estimates with a significant risk of other material adjustment in the next year are discussed in note 3.

3. ACCOUNTING ESTIMATES AND JUDGEMENTS

Management has discussed with the Board the development, selection and disclosure of the Group’s critical accounting policies and estimates and the application of these policies and estimates.

Critical accounting judgements made by management in applying the Group’s accounting policies are set out below:

Reinsurance contracts

The Group accounts for its reinsurance contracts in accordance with Irish GAAP. Reinsurance contracts are defined as those contracts which transfer significant reinsurance risk. Reinsurance risk is defined as the possibility of having to pay benefits to the ceding entity on the occurrence of an insured event which are significantly more than the benefits payable if the event were not to be incurred. Contracts which carry no significant reinsurance risk are accounted for as ‘deposit’ contracts.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

3. ACCOUNTING ESTIMATES AND JUDGEMENTS  – (continued)

Financial Reporting Standard 27 Life Assurance (FRS 27) was issued by the Accounting Standards Board on 13 December 2004. In accordance with FRS 27, the Group has adopted the relevant disclosure requirements for life reinsurance business.

RISK MANAGEMENT

CAPITAL STATEMENT

Available capital resources

As at	2008 31 March	2007 31 March
	US$	US$
Total shareholders’ funds	147,266,881	183,129,611
Total available capital resources	147,266,881	183,129,611
Analysis of liabilities:
Life assurance provision	792,469,244	549,940,014

ANALYSIS OF MOVEMENT IN CAPITAL (Note 14)

For the year ended 31 March 2008	2008
US$
Opening available capital resources	183,129,611
Capital contribution	2,562,277
Loss for the financial year	(38,425,007)
Closing available capital resources	147,266,881

The Group has at its disposal total available capital of US$147,266,881 (2007: US$183,129,611), representing solvency capital of the Group. The capital is available to meet the Group’s risks and Regulatory Requirements.

The available capital is higher than the minimum requirement established by The Financial Regulator and the Bermuda Monetary Authority and, in principle, the excess is available to shareholders. In practice, management will hold sufficient levels of capital to provide appropriate cover for this risk. The Bermuda Insurance Act 1978 and Related Regulations (the “Act”) requires NRe to meet a minimum solvency and maintain statutory capital at $250,000. For the year ended March 31, 2008, NRe has complied with the prescribed requirements.

There are restrictions on the ability of the subsidiary companies to dividend, loan or advance money to the parent. These restrictions preclude payments where the minimum solvency standard would be violated and in the case of NRIL, any loan to an affiliate is subject to prior approval by the regulator.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

4. NET OPERATING EXPENSES

	Year ended 31 March 2008	Year ended 31 March 2007
	US$	US$
Life assurance
Acquisition costs	28,867,369	38,061,146
Change in deferred acquisition costs	(26,210,051)	(45,035,571)
Administrative expenses	15,301,973	4,802,027
	17,959,291	(2,172,398)

5. ADMINISTRATIVE EXPENSES

Administrative expenses include the following:

	Year ended 31 March 2008	Year ended 31 March 2007
	US$	US$
Auditors’ remuneration	228,300	332,750
Directors’ emoluments	104,461	113,240
Wages and salaries	2,281,174	2,472,818
Social welfare costs	242,778	167,506
Other pension costs	93,250	76,417
Other administrative expenses	12,352,010	1,639,296
	15,301,973	4,802,027

There were no outstanding or prepaid pension contributions at March 31, 2008 or at March 31, 2007. The average monthly number of employees during the year was as follows:

	2008	2007
Underwriting and actuarial	4	4
Accounting & Administration	1	1
	5	5

6. INVESTMENT INCOME

	Year ended 31 March 2008	Year ended 31 March 2007
	US$	US$
Technical Account
Unrealized gains (losses) on SWAPs	9,757,834	(666,225)
Income from funds withheld by ceding undertakings	22,903,277	15,098,597
Income from investments supporting treaties	3,921,604	2,285,326
Income from deposits with credit institutions	433,698	334,829
	37,016,413	17,052,527
Non-Technical Account
Unrealized (losses) gains on investments	(29,080,929)	18,843,338
Realized gains on investments	2,036,290	1,820,877
	(27,044,639)	20,664,215

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

7. OTHER FINANCIAL INVESTMENTS

	Cost/ carrying value 2008	Market value 2008	Cost/ carrying value 2007
	US$	US$	US$
GROUP
Fixed income securities	101,845,243	100,315,309	58,063,502
Shares and other variable-yield securities	135,134,093	135,134,093	188,568,879
SWAPs	7,856,036	7,856,036	(726,267)
Promissory notes	20,000,000	20,000,000	20,000,000
	264,835,372	263,305,438	265,906,114
COMPANY
Shares and other variable-yield securities	71,222,161	71,222,161	132,346,105
Promissory notes	20,000,000	20,000,000	20,000,000
	91,222,161	91,222,161	152,346,105

Assets in trust

Fixed income securities are treaty investments matching a reinsurance treaty’s liabilities. Investments with a carrying value of US$ 89,595,654 are placed in trusts for the benefit of cedant insurers to support the provisions for policyholder liabilities. These investments are owned by the Group, but their use is restricted based on the terms of the trust agreement.

Pledged assets

Shares and other variable-yield securities of US$ 29,889,443 (2007: US$29,949,410) are available as collateral in relation to the Group’s US$10,000,000 loan facility with Dresdner Bank AG, London. As at 31 March 2008, US$ 8,000,000 (2007: US$8,000,000) of the facility had been drawn down. The loan facility is renewable monthly with thirty days prior notice. Interest is charges at the rate of LIBOR plus 1%.

8. DEPOSITS WITH CEDING UNDERTAKINGS

	2008	2007
	US$	US$
Funds withheld by ceding undertakings	498,688,678	364,648,583

9. DEBTORS ARISING OUT OF REINSURANCE

	2008	2007
	US$	US$
OPERATIONS
Fee income due from reinsurers	33,903	76,743
Settlements due from reinsurers	22,842,165	13,726,462
	22,876,068	13,803,205

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

10. CASH AT BANK AND IN HAND

	2008	2007
	US$	US$
GROUP
Cash held in trust to match treaty liabilities	13,700,332	2,142,502
Cash in banks including deposits	14,949,502	13,014,545
	28,649,834	15,157,047
COMPANY
Cash in banks including deposits	648,424	1,101,006

11. OTHER PREPAYMENTS AND ACCRUED INCOME

	2008	2007
	US$	US$
GROUP
Prepaid expenses	81,183	432,605
Accrued income	1,242,075	645,581
	1,323,258	1,078,186
COMPANY
Prepaid expenses	62,542	86,249

12. CALLED UP SHARE CAPITAL

Authorized share capital consists of 10,000,000 common shares at $1.00 par value. Issued, outstanding and fully paid share capital of $2,154,511 (March 31, 2007 — $2,129,313) consists of the following shares each having a $1.00 par value:

2008

Common Share Class	Common Shares March 31, 2007	Common Shares Issued	Common Shares Redeemed or Transferred	Common Shares March 31, 2008
Class B	609,059	—	—	609,059
Class C	500,000	—	—	500,000
Class D	208,093	—	—	208,093
Class E	126,494	13,770	—	140,264
Class G	65,863	5,154	—	71,017
Class Z-1	278,912	2,823	—	281,735
Class Z-2	340,892	3,451	—	344,343
Total	2,129,313	25,198	—	2,154,511

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

12. CALLED UP SHARE CAPITAL  – (continued)

2007

Common Share Class	Common Shares March 31, 2006	Common Shares Issued	Common Shares Redeemed or Transferred	Common Shares March 31, 2007
Class B	563,552	173,320	(127,813)	609,059
Class C	500,000	—		500,000
Class D	200,997	20,906	(13,810)	208,093
Class E	126,494	—		126,494
Class G	—	65,863	—	65,863
Class Z-1	257,011	21,901	—	278,912
Class Z-2	314,125	26,767	—	340,892
Total	1,962,179	308,757	(141,623)	2,129,313

Class Z-1 and Class Z-2 shares were issued to the Company’s management and founding shareholders/directors at $1 per share in the ratio of 24.9 shares for every 75.1 shares issued in any of the other classes. During the year additional contributions were made to tracking stock classes E and G (2007: Classes B, D and G) under the same terms and conditions as prior contributions to these classes. Total consideration received was $1,993,770 with respect to Class E and $562,233 with respect to Class G.

All common shares participate pari-passu in the net income of the Group’s reinsurance business, except that Class Z-1 and Class Z-2 shares do not share in any deficit which may arise from such business. All common shares are non-convertible.

The Group maintains a separate investment portfolio for each class of common shares it issues other than Class Z-1 and Class Z-2 shares. The investment income earned by the investment portfolio attributed to Class B is allocated solely to the Class B shareholders and, similarly, the income earned by each of the other investment portfolios is allocated solely to the share class to which it is attributed.

The Bye-laws of the Company contain provisions giving the directors the discretionary right to adjust the voting rights attaching to shares in order to:

i)	preclude any single U.S. Shareholder from having voting rights of more than 9.9% of the total voting rights, and
ii)	allow the Company, or any of its members, to avoid adverse tax, legal or regulatory requirements.

The directors have applied this discretionary right to restrict individual U.S. Shareholders to 9.9% of the total voting rights and to restrict the voting rights of Bermuda shareholders to a maximum of 19.9% in conformity with Bermuda regulations.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

13. OTHER RESERVES

	2008	2007
	US$	US$
Capital contributions
Balance at beginning of year	150,873,908	137,753,146
Other reserves received in year	2,537,079	29,759,262
Redeemed in year	—	(16,638,500)
Balance at end of year	153,410,987	150,873,908

14. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	2008	2007
	US$	US$
GROUP
Shareholders’ funds at beginning of year	183,129,611	153,315,676
Transactions with shareholders: Capital contributions received	2,562,277	13,287,896
(Loss) profit for the financial year	(38,425,007)	16,526,039
Shareholders’ funds at end of year	147,266,881	183,129,611
COMPANY
Shareholders’ funds at beginning of year	183,927,402	153,532,394
Transactions with shareholders: Capital contribution received	2,562,277	13,287,896
(Loss) profit for the financial year	(22,396,577)	17,107,112
Shareholders’ funds at end of year	164,093,102	183,927,402

15. TECHNICAL PROVISIONS

	2008	2007
	US$	US$
Life assurance provision	792,469,244	549,940,014

The life assurance provision is in accordance with the Group’s accounting policies set out in Note 2 (I) and are based in assumptions set by the directors of the Group. The principal assumptions relate to the assumed future investment income on investments held by the Group and on funds withheld by ceding undertakings and the assumed future mortality and persistency experience on the Group’s portfolio of reinsurance treaties.

Certain insurance contracts which the Group reinsures include policyholder options to allocate their funds to a fixed income or equity-indexed account which lock in its earnings to policyholders over the life of the policies. The Group covers these policyholder income guarantees with the purchase of options and the use of dynamic hedging. The Group’s liability for these guarantees is included within the technical reserves amounts stated above.

The market values of the options were US$2.3 million at 31 March 2008 (2007: US$11 million). The value of the options has not been separated from the insurance contracts due to its insignificance to the Group’s net assets and results for the year.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

16. RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING AND FINANCING ACTIVITIES

	2008	2007
	US$	US$
Operating activities
(Loss) profit on ordinary activities before tax	(38,425,007)	16,526,039
Amortization of investments	(384,706)	(272,935)
Depreciation	10,117	19,416
Increase in reinsurance debtors	(9,072,863)	(10,266,115)
Increase in other debtors	(11,672)	—
Increase in technical provisions	242,529,230	259,018,506
Increase in deferred acquisition costs	(48,203,858)	(72,911,264)
Amortization of deferred acquisition costs	21,993,807	13,144,992
Increase in deposits with ceding undertakings	(134,040,095)	(163,801,081)
Increase in other prepayments and accrued income	(245,072)	(846,683)
Increase in creditors arising out of reinsurance	5,480,180	10,168,732
Decrease in other creditors and accruals	(870,001)	(66,967)
Unrealized loss (gain) on investments	29,443,339	(18,847,410)
Realized gain on investments	(2,036,290)	(1,820,877)
Unrealized (gain) loss on investments	(8,582,303)	726,267
Net cash inflow from operating activities	57,584,806	30,770,620
Investing activities
Acquisition of investments under trust	(43,759,445)	(25,078,600)
Acquisition of other financial investments	(20,684,852)	(43,489,362)
Disposal of other financial investments	18,680,575	13,041,001
Net cash outflow from investing activities	(45,763,722)	(55,526,961)
Financing activities
Net proceeds from short term debt	—	1,000,000
Net proceeds on sales of shares	(865,376)	114,961
Net proceeds from additional paid-in capital	2,537,079	14,065,762
Advance from shareholder	—	16,851,923
Net cash inflow from financing activities	1,671,703	32,032,646

17. CREDITORS ARISING OUT OF REINSURANCE OPERATIONS

	2008	2007
	US$	US$
Due to ceding reinsurers	26,111,954	20,631,774

18. OTHER CREDITORS INCLUDING TAX AND SOCIAL WELFARE

	2008	2007
	US$	US$
Due to shareholders	632,217	16,851,923
Loan facility	8,000,000	8,000,000
	8,632,217	24,851,923

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

19. ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

	31 March 2008	31 March 2007	Change in year
	US$	US$	US$
US$ current accounts	3,564,693	2,491,654	1,073,039
US$ deposits	1,275,000	8,075,000	(6,800,000)
Cash held in fund to match liabilities	23,810,141	4,590,393	19,219,748
	28,649,834	15,157,047	13,492,787

20. REINSURANCE PROTECTION

NRe has secured reinsurance protection against losses on reinsurance treaty risks it has assumed through a Yearly Renewable Term Automatic Reinsurance Agreement (the “YRT Agreement”). The YRT Agreement provides for protection for losses in excess of Yen 2.4 million per policy assumed. As at March 31, 2008, NRe has recorded within policy reserves a reinsurance recoverable of $12,018 (March 31, 2007: $67,989) as reimbursement for claims incurred, which is deducted from future policy benefits. NRe is not relieved of its primary obligation to the cedants on its assumed risks.

21. INCOME TAXES

Under current Bermuda law, the Company and NRe are not required to pay any taxes on income or capital gains. In the event that such taxes are levied, the Company has received an assurance from the Bermuda government that it will be exempted from all such taxes until March 28, 2016.

The Company and NRe are organized and operate in such a manner that neither the Company nor U.S. persons owning common shares are expected to be subject to current U.S. taxation on their respective undistributed income (other than U.S. excise tax on insurance and reinsurance premiums and withholding tax on certain investment income from U.S. sources).

NRIL is taxed under applicable Ireland statutes. No deferred tax asset has been provided as the directors are not yet certain that future profits will be available out of which a deferred tax asset could be recovered. If provided, the deferred tax asset at 31 March 2008 would be US$ 2,269,000 (2007: US$424,000)

22. FRS 27 DISCLOSURE REQUIREMENTS

Financial guarantees and options

Contract Surrender Option

The deferred annuity contract owners have an option to surrender the fixed portion of their contract at book value plus any market value adjustment. The surrender value is the policy account value less any applicable surrender charges and market value adjustments. The reserve held is the account value, which is always greater than or equal to the surrender value. The excess of the account value over the surrender value is $104.5 million. This provides a level of conservatism should interest rates increase and contract owners elect to surrender their contracts at a higher rate than expected. Should cash surrender demands exceed positive cash flows from the allocated assets, the Group could choose to use positive cash flows from other lines of business in lieu of selling assets.

Minimum Credited Interest Rate

The deferred annuity contracts have a minimum annual interest credited rate. These rates are generally very low in comparison to current market yields and actual book yields. Because assets are relatively well matched to liabilities, the portfolio rate is projected to exceed the minimum interest credited rate for many years, even with a very low reinvestment rate. The exposure to interest rate risk is very small.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

22. FRS 27 DISCLOSURE REQUIREMENTS  – (continued)

Equity Indexed Annuity

The equity indexed deferred annuity credits interest on each policy anniversary based on the performance of selected indices.

The direct writing company has a dynamic hedging program that seeks to hedge the investment risk.

Risk Management Policies

The Group has adopted underwriting and investment guidelines which set forth policies on risk and capital management.

Governance Framework

The primary objective of the Group’s risk and financial management framework is to protect the Group from events that hinder the sustainable achievement of the Group’s performance objectives. The Group recognizes the critical importance of having efficient and effective risk management systems in place. To this end, the Group has an established governance framework. This framework has three key elements:

•	Clear terms of reference for the Board, its committees and the associated executive management committees;
•	A clear organisational structure with documented delegated authorities and responsibilities from the Board; and
•	A policy framework which sets out risk appetite, risk management, control and business conduct standards for the Company’s operations.

This governance structure and policy set is regularly reviewed to reflect the changing commercial and regulatory requirement, and the Group’s organisational development. The Group has placed emphasis on assessment and documentation of risks and controls, including the development of an articulation of risk appetite. As a result, the Group has now clearly articulated its risk appetite for financial risks (insurance, market, credit and liquidity risks) and, where appropriate, non-financial risks (operational, company and strategic risks).

Integration of financial risk and management

The business is subject to numerous regulatory requirements, which prescribe the type, quality and concentration of investments, and the level of assets to be maintained in order to meet insurance liabilities.

Management of financial and non-financial risks

As explained above, the Group has established a number of policies focusing on the management of financial and non-financial risks.

The Group also monitors a set of specific risks on a regular basis through the Group’s risk monitoring framework.

This enables the Group to assess the overall risk exposure and define which risks and what level of risk the Group is prepared to accept and the adequacy of planned mitigating actions.

Life Insurance Business Risk

1. The risk management framework for life insurance and investment risk is set out as follows:

(i)	Types of life insurance risk. The Group accepts only contracts where the average size of the reinsured contract is limited to less than $100,000 of face amount reinsured and there are a large number of policies.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

22. FRS 27 DISCLOSURE REQUIREMENTS  – (continued)

(ii)	Life insurance risk within the Group arises through exposure to mortality and morbidity and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses.

The impact of life insurance risks is monitored by the business as part of the control cycle of business management. Exposure is monitored through the assessment of liabilities, the asset/liability management framework, profit reporting and financial condition reporting.

2. Risk mitigation techniques employed.

As explained above, the Group has established a number of policies focusing on the management of financial and non-financial risks.

Mortality and morbidity — the Group has implemented a formal underwriting procedure and regularly monitors experience against external benchmarks.

All risks are managed at product or portfolio level to avoid cross subsidies between product lines and between different funds.

A product management cycle has been established to review all aspects of emerging experience, particularly mortality and persistency, at regular intervals.

Expense risk is managed by the Group through the assessment of business unit profitability, and frequent monitoring of expense levels.

Sensitivity testing is used to measure the capital required and volatility in earnings due to exposure from various life insurance risks.

This enables the Group to determine whether action is required to reduce risk, or whether that risk is within the overall risk appetite.

3. Embedded derivatives within insurance contracts

Examples of each key type of embedded derivative are:

Options: surrender and maturity options, options for withdrawals free of market value adjustment, and annuity option. Guarantees: embedded floor (guaranteed return), guaranteed death benefit, guaranteed minimum rate of annuity payment. Other: indexed interest.

(i)	Asset/liability management (ALM)

The Group has established a policy on asset/liability management for the technical provisions to manage the key ALM risks to which the Group is exposed. The Group monitors adherence to this policy through the Group’s Risk Committee.

The Group’s policy sets out the framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched, and the monitoring processes which are required. The Group has established strict criteria for matching assets and liabilities for all classes of business, in order to minimize the financial risk from the mismatching of assets and liabilities as investment markets change.

The ALM framework covers a number of areas which are discussed in more detail below.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

22. FRS 27 DISCLOSURE REQUIREMENTS  – (continued)

Maturity years and interest rate risk

The fair value or net asset value of the Group’s investments is exposed to potential fluctuations in interest rates. Exposure to interest rate risk is managed through the monitoring of several risk measures, which includes position limits, scenario testing, stress testing and asset and liability matching using measures such as duration. Interest rate risk arises primarily from the Group’s investments, long-term debt and fixed income securities.

The majority of the Group’s assets are on a `funds withheld’ basis and the Group does not directly manage these funds. Therefore, there is limited reporting on those assets and monitoring is done on an aggregate basis. The Group believes that the liability duration of assets and liabilities would fall in the 5-15 year category and that more detailed disclosure would not necessarily provide additional useful information for the reader of these notes.

(ii)	Market risk

Market risk arises within the Group as a result of fluctuations in the value of liabilities and the value of investments held.

For each of the major components of market risk, described in more detail below, the Group has put in place policies and procedures to set out how each risk is to be managed and monitored, and the approach to setting an appropriate risk appetite.

(iii)	Interest rate risk

The impact of exposure to sustained low interest rates is regularly monitored.

(iv)	Equity price risk

The Group is subject to equity price risk due to daily changes in the market values of our equity securities portfolio. The Group does not have material holdings of unquoted equity securities.

The Group monitors its directly owned equity assets with regular management information presented to the Group’s Board.

Management of credit risk includes monitoring exposures and implementing credit risk policies. In addition, the Group evaluates the concentration of exposures by industry sector and geographic region.

(v)	Operational risk

As with other risk categories, line management of business areas have primary responsibility for the effective identification, management, monitoring and reporting of risks to the directors, in accordance with Group policies. The Chief Risk Officer is responsible for implementing the Group risk management methodologies and frameworks to assist line management in this work. He also provides support and an independent challenge on the completeness, accuracy and consistency of risk assessments, and the adequacy of mitigating action plans. In this way, management satisfies itself that material risks are being mitigated and reported to an acceptable level.

Operational risks are assessed according to the potential impact and probability of the event concerned. These impact assessments are made against financial, operational and reputational criteria. Operational risks are reported, as with other risks, on a quarterly basis. A holistic view of the Group’s financial and non financial risks, including operational risks, is monitored by the Group’s Risk Committee on a quarterly basis.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

22. FRS 27 DISCLOSURE REQUIREMENTS  – (continued)

Life insurance and Investment contracts

The nature of life assurance business is such that a number of assumptions have been made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in force policies. These assumptions are best estimates based on historic and expected experience of the business. Some results of sensitivity testing for life assurance business are set out below.

For each sensitivity test, the impact of a change in a single factor is shown, with other assumptions left unchanged.

The following table details the pre-tax impacts on profit and shareholders’ equity at 31 March 2008:

Life assurance business — impact on profit before tax and shareholders’ equity, amounts are in $000. (“NA” — not applicable)

	Interest rates +1%	Interest rates -1%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	NA	NA	NA	NA	NA
Insurance non-participating	3,438	(3,824)	(383)	(3,696)	NA
Investment participating	NA	NA	NA	NA	NA
Investment non-participating	NA	(21,760)	(594)	NA	NA
Total	—	—	—	—	NA

Limitations of sensitivity analysis

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return	The impact of a change in market interest rates by +1% (e.g. if a current interest rate is 5%, the impact of an immediate change to 4% and 6%).
The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities
Expenses	The impact of an increase in maintenance expenses by 10%
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%

The above table demonstrates the effect of a change in a key assumption whilst other assumptions remain unaffected. In reality, such an occurrence is unlikely, due to correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.

The sensitivity analyses do not take into consideration that the Group’s assets and liabilities are actively managed and may vary at the time that any actual market movement occurs. For example, our financial risk management strategy aims to manage the exposure to market fluctuations, including selling investments, changing investment portfolio allocation, and taking other protective action, as investment markets move past various trigger levels.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

22. FRS 27 DISCLOSURE REQUIREMENTS  – (continued)

Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent our view of reasonably possible near-term market changes that cannot be predicted with any certainty; and the assumption that all interest rates move in an identical fashion.

23. RELATED PARTY TRANSACTIONS

The Group has entered into agreements with Dresdner Bank AG, New York Branch (Dresdner) under which Dresdner provides the Company, NRIL and NRe operating subsidiaries, with a letter of credit (“LOC”) facility of up to US$150 million and Yen 46 billion (2007: US$150 million and Yen 46 billion). Under the terms of these agreements, Dresdner shares in the consolidated net income and losses of the Group net of the income attributable to the investment portfolios specific to common share classes B, C, D, E and G. Dresdner’s share of such consolidated net income is determined on a quarterly basis by a formula based on the value of letters of credit issued and outstanding at the end of each calendar quarter. For the year ended 31 March 2008, the Group incurred LOC fees of US$962,231 (2007: US$1,333,368) of which US$214,855 (2007: US$523,377) were payable at the year end to Dresdner under this agreement. At 31 March 2008, there were approximately US$91.4 million and Yen 7.1 billion (2007: US$78 million, Yen 1.8 billion) outstanding bank letters of credit to the favour of unaffiliated entities. Shares and other variable-yield securities of US $128,953,281 (March 31, 2007: $178,619,469) are held as collateral for this LOC facility.

At 31 March 2008, Dresdner AG London Branch owns 344,343 (2007: 340,892) Class Z-2 shares.

Under a separate agreement, effective 1 January 2005, Dresdner provides investment advice to the Company for a fee. For the fiscal year ended March 31, 2008, $250,000 (March 31, 2007 — $250,000) in fees was incurred of which $62,500 (March 31, 2007: $62,500) were payable at year end to Dresdner under this agreement.

The Company also has a loan facility with Dresdner in the amount of US$10,000,000 of which US$8,000,000 (31 March 2007: US$8,000,000) was payable at year end. For the fiscal year ended March 31, 2008, $465,564 (March 31, 2007 — $473,188) in interest charges was incurred of which, at March 31, 2008, $27,122 (March 31, 2006 — $43,510) were payable to Dresdner under this facility.

To hedge its exposure to currency and interest rate movement, the Group has entered into interest rate and currency SWAP contracts with Dresdner as the counter party. For the fiscal year ended March 31, 2008, $1,175,531 (March 31, 2006 — $60,042) in net interest settlements was earned by the Group under these contracts. As at March 31, 2008, NIL (2007: $147,993) was payable to Dresdner.

The total formation expenses of $5,068,967 incurred by the Company include amounts contributed by founding shareholders/directors. As at March 31, 2008, these amounts had all been fully repaid. As at March 31, 2007, $260,023 was due to Daniel Gray.

24. LEASE COMMITMENTS

The Company leases office space, furniture and equipment under a Space Sharing Agreement with Argus Insurance Company Limited dated July 1, 2004. During the fiscal period ended March 31, 2008, $145,000 (March 31, 2006 — $148,750) of rent expense was incurred under this agreement and is included in operating expenses. The lease has a maximum term of 20 years, but is, however, cancellable upon 30 days notice. Rent is payable monthly in advance and fully paid at March 31, 2008.

25. OTHER COMMITMENTS AND CONTINGENT LIABILITIES

Management does not believe that the Group is a party to any pending litigation or arbitration which would have a material adverse effect on its future operations.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

25. OTHER COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

NRe, in its role as a co-reinsurer on one of its treaties, has entered into an interest and liabilities participation agreement which protects the other co-reinsurer from NRe’s credit risk with respect to this treaty. Under the agreement NRe maintains collateral in the form of assets in trust and/or LOC coverage on behalf of the other co-reinsurer to cover 100% of NRe’s own obligations.

The Group has obtained letters of credit in favour of various unaffiliated insurance companies from which the Group assumes business. This allows the ceding company to take statutory reserve credit. The letters of credit issued by banks represent a guarantee of performance under the reinsurance agreements.

NRIL has entered into a management agreement with Allied Risk Management Limited (“the manager”). Under this agreement, the manager has undertaken to provide certain insurance advisory, administrative and clerical services to NRIL and to provide or obtain necessary operating facilities. In return, the NRIL has agreed to pay to the manager an annual fee for the services provided at a rate of Euro 84,000 p.a. (2007: Euro 70,000).

The Company has entered in an agreement to provide management services to an unaffiliated entity. The agreement is subject to six months termination notice by either party.

26. GROUP COMPANIES UNLISTED

The Company’s holding in subsidiaries at 31 March 2008 were as follows:

Subsidiary name	Registered Office	Holding	Nature of business
Northstar Reinsurance Ltd	Bermuda	370,000	Reinsurance
Northstar Reinsurance Ireland Limited	Ireland	850,250	Reinsurance

The Company’s Interest in group companies is as follows:

	2008	2007
	US$	US$
Contributed capital at beginning of year	61,432,150	53,547,379
Capital contributed to subsidiaries	10,345,485	7,884,771
Contributed capital at end of year	71,777,635	61,432,150

In the Company Balance Sheet the investment in subsidiaries in shown at cost. As at 31 March 2008 the Company’s share of accumulated net losses of the subsidiaries is $15,577,725 (2007: net accumulated gains of $513,685). The Group Financial Statements consolidate 100% of the results of both subsidiaries and therefore reflect these accumulated losses (2007: gains). In the opinion of the directors, the value to the Company of the unlisted subsidiaries is not less than the value of the reflected in the consolidated Group results.

27. LOSS/PROFIT FOR THE YEAR

Of the loss for the year, US$22,396,577 (2007: Profit US$17,107,112) has been dealt with in the financial statement of the holding company.

28. POST BALANCE SHEET EVENTS

The Group has entered into arbitration proceedings with respect to two treaties it reinsures. One arbitration concerns the Group’s allegation that the ceding company misrepresented the nature of the lapse risk and the other arbitration involves a dispute concerning the cedant’s refusal to allow inspection of records concerning the data underlying the historical mortality study it furnished to the Group and upon which the Group relied in underwriting the risk. Management believes that these individual arbitrations are not likely to have a material adverse effect on the Group’s financial condition, business or its operations.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

28. POST BALANCE SHEET EVENTS  – (continued)

A cedent has informed the Group that it is ceasing to cede new business on the deferred annuity treaty as of March 1, 2008.

From the date of the financial statements to August 31, 2008, four of the five tracking stock investments experienced a decrease in net asset value per share ranging from 1% to 11% resulting in a net change in unrealized gains & losses subsequent to March 31, 2008 approximating $8.3 million and realized losses of approximately $1.5 million. Included in Other Financial Investments is a holding in an Icelandic bank whose value has declined by approximately $2.2 million following the assumption of operations of the bank by the Icelandic Financial Services Authority.

29. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the directors on November 6, 2008.

NORTHSTAR GROUP HOLDINGS, LTD.

DIRECTORS’ REPORT AND
FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31 MARCH 2009

NORTHSTAR GROUP HOLDINGS, LTD.

DIRECTORS’ REPORT AND FINANCIAL STATEMENTS
for the year ended 31 March 2009

NORTHSTAR GROUP HOLDINGS, LTD.

DIRECTORS AND OTHER INFORMATION

DIRECTORS	Gerald D. E. Simons John H. Tweedie James W. Dallas Daniel Courchesne Brian G. Bytof Timothy C. Madigan
SECRETARY	Codan Services Limited Clarendon House 2 Church Street Hamilton, Bermuda
REGISTERED OFFICE	Clarendon House 2 Church Street Hamilton, Bermuda
BANKERS	The Bank of Bermuda Limited 6 Front Street Hamilton, Bermuda
SOLICITORS	Conyers Dill and Pearman Clarendon House 2 Church Street Hamilton, Bermuda
AUDITORS	Ernst & Young Ltd. Reid Hall 3 Reid Street Hamilton, Bermuda

NORTHSTAR GROUP HOLDINGS, LTD.

DIRECTORS’ REPORT
for the year ended 31 March 2009

The directors present herewith their report and ‘financial statements for the year ended 31 March 2009. The previous financial statements were for the year ended 31 March 2008. The financial statements include the operations of Northstar Group Holdings, Ltd. and its two subsidiaries, Northstar Reinsurance Ireland Limited and Northstar Reinsurance Ltd., collectively referred to as the Group.

PRINCIPAL ACTIVITIES AND REVIEW OF THE DEVELOPMENT OF THE BUSINESS

The Company is a holding company incorporated in Bermuda. The primary business of the Group is life reinsurance business which the Group’s subsidiaries transact with three life assurance companies and a reinsurance Company in the United States of America. No new treaties were written since January 2006 and the current treaties are closed to new business.

The Group incurred a loss for the year.

Information on the principal risks and uncertainties in the business as required by the European Accounts Modernisation Directive (2003/51/EC) are included in note 22 of the financial statements.

During the year one of the Group’s subsidiaries was involved in arbitration proceedings with respect to two treaties it has reinsured. The Group settled one of the arbitration proceedings in April 2009, the results of which are reflected in these accounts. The other arbitration concerned whether the company could terminate the treaty, with no further liability, following the subsidiary’s allegation that the ceding company misrepresented the nature of the lapse risk. However, a stay was put on this arbitration as the ceding company was placed in receivership. The parties have agreed, subject to regulatory approval, the primary terms of a settlement and provision has been made for all costs expected to arise in connection with resolving this matter. The Directors believe that this arbitration is not likely to have a material adverse effect on the Group’s financial condition, business or its operations.

RISKS AND UNCERTAINTIES

The principal risks and uncertainties that the Group faces are, by the very nature of the business, those for which it provides or has provided reinsurance cover. The Group seeks to ensure that it collects sufficient premium income to meet the cost of potential claims over time, but the uncertainty surrounding the severity and frequency of claims can lead to significant variation in the Group’s performance in the short term. Considerable judgement is involved and the Directors adopt a prudent approach to the provision and valuation of insurance reserves.

RESULTS FOR THE YEAR AND STATE OF AFFAIRS AT 31 MARCH 2009

The Group profit and loss account for the year ended 31 March 2009 and the Group balance sheet at that date are set out on pages 9 to 12. The loss on ordinary activities before taxation amounted to US$44,959,218. Due to the operating loss, no taxation charge arose and the loss was transferred to reserves at 31 March 2009.

KEY PERFORMANCE INDICATORS

Net earned premiums decreased from US$262,420,028 to US$59,571,749 due to the cessation of new business by Northstar Reinsurance Ireland Limited. Northstar Reinsurance Ltd. terminated its one insurance contract effective December 31, 2008.

DIVIDENDS AND RETENTION

The directors do not recommend the payment of a dividend for the year.

DIRECTORS

The present directors are listed on page 2. Terence Lennon resigned on 31 December 2008.

SUBSIDIARIES

The Company’s subsidiaries as at 31 March 2009 are listed in Note 26.

NORTHSTAR GROUP HOLDINGS, LTD.

DIRECTORS’ REPORT
for the year ended 31 March 2009

DIRECTORS’ AND SECRETARY’S INTERESTS IN SHARES

The directors and company secretary at the balance sheet date had no interests in the share capital of the Group or any group companies, except as listed below:

Northstar Group Holdings, Ltd. with a nominal value of US$1 per share.

Directors	Class of shares	At 31 March 2009	At 1 April 2008
J. Tweedie	Z1	88,820	93,157
J. Dallas	Z1	65,925	69,145
LIFE ASSURANCE BUSINESS RISK

The risk management framework for life assurance and investment risk is set out as follows:

Life assurance risk within the Group arises through its exposure to mortality insurance and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses.

The Group has a formal underwriting procedure and regularly monitors experience against outcomes expected on inception of a treaty.

Investment risk arises from the prevailing economic environment and its impact on the value of assets held to support the technical reserves. The Group regularly reviews market, credit, liquidity and foreign currency risks in order to mitigate and manage risks as much as possible in the current economic climate.

SOLVENCY AND OTHER REGULATORY RISKS

With effect from 15 July 2006, Ireland adopted the European Communities Reinsurance Directive (2005/68/EC) which introduced a Regulatory Regime for reinsurance business written in Ireland and Northstar Reinsurance Ireland Limited was authorized under these regulations. Northstar Reinsurance Ltd. is regulated by the Bermuda Monetary Authority.

The Group has been complying with the Bermuda Insurance and Irish Reinsurance Regulations, including their minimum solvency requirements.

The Group monitors its level of surplus capital on a regular basis. A capital budget is set by the group annually and progress is monitored throughout the year.

EMBEDDED DERIVATIVES WITHIN INSURANCE CONTRACTS

The Group has exposure to a variety of embedded derivatives due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. Refer to note 15 for details of embedded derivatives.

ASSET/LIABILITY MANAGEMENT

The Group undertakes regular reviews to ensure appropriate asset/liability management. The Group monitors the position through its treaty monitoring program, preparation of quarterly accounts and filing of annual accounts.

The Group’s policy on assettliability management is reflected in its investment policy and in the treaty terms and ongoing management of reinsurance treaties written on a funds withheld basis.

LETTERS OF CREDIT

The Group holds letters of credit in favour of cedants which represent a guarantee of performance by the Group under its reinsurance agreements. Additional details of these are provided in note 23 to the financial statements.

NORTHSTAR GROUP HOLDINGS, LTD.

DIRECTORS’ REPORT
for the year ended 31 March 2009

VALUATION RISK

This is the risk of incorrect valuation of assets and liabilities. Liabilities are regularly reviewed by the Actuarial Department and subject to tolerance and trend checks. Asset valuations are verified both through reconciliation against external custodian records and as a result of monthly data reconciliations.

LIQUIDITY RISK

The Group manages its liquidity position and, through the application of a group liquidity management policy, seeks to determine that it has sufficient financial resources available to meet its obligations as they fall due. The main liquidity risk arises from the Group’s exposure to regular calls on its cash resources mainly arising from claims payments. Expected maturity of insurance liabilities at 31 March 2009 analysed by duration is shown below:

	Total US$	Within 1 Year	Within 2-5 Years	After 5 Years
Reinsurance contract liabilities:
At 31 March 2009	693,375,067	27,941,664	117,710,480	547,722,923
At 31 March 2008	818,581,198	37,805,687	73,811,077	706,964,434
MARKET RISK

Market risk is the risk of adverse financial impact due to changes in fair value of financial instruments from fluctuations in foreign currency exchange rates, interest rates, property prices and equity prices.

The Group has exposure to currency exchange risk which is mitigated by currency swap transactions and does not hold any property. Interest rate risk is controlled as part of assettliability management.

INTEREST RATE RISK

Interest rate risk arises from the Group’s investments in fixed income securities and from the embedded derivatives within insurance contracts. The Group manages this risk by adopting close asset/liability matching criteria to minimize the impact of mismatches between the value of assets and liabilities from interest rate movements.

FOREIGN CURRENCY EXCHANGE RISK

The Group’s operational currency is United States Dollars. Investment guidelines restrict non-US Dollar investments. Euro denominated non-insurance liabilities arise but do not give rise to material foreign currency exchange risk. Prior to termination of one treaty, the Group held Yen denominated assets and liabilities with respect to this treaty and had entered into currency SWAP contracts to protect itself against yen exchange rate movement.

NORTHSTAR GROUP HOLDINGS, LTD.

DIRECTORS’ REPORT
for the year ended 31 March 2009

CREDIT RISK

Credit risk is the risk of loss in the value of financial assets due to counterparties failing to meet all or part of their obligations. The Group is exposed to credit risk through its directly held investment portfolio and through funds withheld by cedants. The Group operates a clearly defined policy to manage its credit risk exposure. The carrying amount of financial assets represents the maximum credit risk exposure. The maximum exposure to credit risk at the reporting date was:

	2009 US$	2008 US$
Deposits with ceding undertakings	487,923,351	498,688,678
Other financial investments	137,365,603	264,835,372
Cash at bank and in hand	27,430,384	28,649,834
Debtors arising out of reinsurance operations	75,319	22,876,068
	652,794,657	815,049,952
REINSURANCE CREDIT EXPOSURE

The Group operates a policy to manage its retrocession counterparty exposures.

OPERATIONAL RISK

Operational risk arises as a result of inadequate or failed internal processes, people or systems; or from external events. This definition is intended to include all risk exposures to which the Group is exposed, other than the financial risks described above, and strategic and Group risks that are considered elsewhere. Hence, operational risks include, for example, outsourcing arrangements to external providers, IT, information security, project, legal, fraud and compliance risks.

FUTURE DEVELOPMENTS OF THE BUSINESS

The Group is not actively seeking new business at present.

BOOKS OF ACCOUNT

The directors are responsible for ensuring that proper books and accounting records are kept by the Group. To achieve this, the directors have appointed professionally qualified accounting personnel who report to them.

These books and accounting records are maintained at the Group’s principle office at 14 Wesley Street, Hamilton Bermuda with respect to Northstar Group Holdings, Ltd. and Northstar Reinsurance Ltd. and at the registered office, which is La Touche House, IFSC, Dublin 1, Ireland with respect to Northstar Reinsurance Ireland Limited.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

The Group Bye-laws require the directors to prepare consolidated and company financial statements for each financial year in accordance with applicable Irish law and Generally Accepted Accounting Practice in Ireland, including the accounting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland which give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that year. In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

NORTHSTAR GROUP HOLDINGS, LTD.

DIRECTORS’ REPORT
for the year ended 31 March 2009

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with Generally Accepted Accounting Principles. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS

The auditors of the subsidiary companies, Ernst & Young Ltd., Chartered Accountants, will continue in office.

The directors recommended, and the shareholders agreed, that for the year ended March 31, 2009, Ernst and Young would complete a full audit of both Northstar Reinsurance Ireland Limited and Northstar Reinsurance Ltd. but would limit their testing on Northstar Group Holdings, Ltd. to those procedures as identified in their Report to the Audit Committee.

Date: November 18, 2009

GROUP PROFIT AND LOSS ACCOUNT

TECHNICAL ACCOUNT — LIFE ASSURANCE BUSINESS
for the year ended 31 March 2009

	Note	Year ended 31 March 2009 US$	Year ended 31 March 2008 US$
Earned premiums, net of reinsurance:
Gross premiums written		60,421,606	262,903,202
Change in the provision for unearned premiums, net of reinsurance		(849,857)	(483,174)
Earned premiums, net of reinsurance		59,571,749	262,420,028
Investment income	6	24,388,334	37,016,413
Other technical income, net of reinsurance		2,006,751	1,101,771
Total technical income		85,966,834	300,538,212
Claims incurred, net of reinsurance:
Claims paid, gross and net of reinsurance		49,706,988	41,334,268
Changes in technical provisions, net of reinsurance:
Life assurance provision, gross amount		(140,229,930)	241,645,590
Life assurance provision, reinsurers’ share		(666,390)	(14,778)
		(140,896,320)	241,630,812
Changes in other technical provisions, net of reinsurance, not shown under other headings		129,298,331	(9,807,576)
Net operating expenses	4	46,092,280	17,959,291
Other technical charges		16,675,617	22,006,785
Total technical charges		100,876,896	313,123,580
Balance on the technical account – life assurance business		(14,910,062)	(12,585,368)

NORTHSTAR GROUP HOLDINGS, LTD.

GROUP PROFIT AND LOSS ACCOUNT
NON-TECHNICAL ACCOUNT
for the year ended 31 March 2009

	Note	Year ended 31 March 2009 US$	Year ended 31 March 2008 US$
Balance on the technical account – life assurance business		(14,910,062)	(12,585,368)
Investment loss on non-technical account	6	(31,249,156)	(27,044,639)
Other income		1,200,000	1,205,000
Loss for the financial year		(44,959,218)	(38,425,007)
Retained (loss) income at beginning of year		(8,298,617)	30,126,390
Retained loss at end of year		(53,257,835)	(8,298,617)

Premiums written and the loss on ordinary activities before taxation have arisen solely from continuing operations.

There are no recognized gains or losses in the year other than the loss attributable to shareholders of the Group.

NORTHSTAR GROUP HOLDINGS, LTD.

GROUP BALANCE SHEET
at 31 March 2009

	Note	2009 US$	2008 US$
ASSETS
INVESTMENTS
Other financial investments	7	137,365,603	264,835,372
Deposits with ceding undertakings	8	487,923,351	498,688,678
		625,288,954	763,524,050
DEBTORS
Debtors arising out of reinsurance operations	9	75,319	22,876,068
Other debtors		33,968,832	17,057,178
		34,044,151	39,933,246
OTHER ASSETS
Cash at bank and in hand	10	27,430,384	28,649,834
PREPAYMENTS AND ACCRUED INCOME
Deferred acquisition costs		120,845,945	142,345,172
Other prepayments and accrued income	11	587,485	1,323,258
		121,433,430	143,668,430
TOTAL ASSETS		808,196,919	975,775,560

NORTHSTAR GROUP HOLDINGS, LTD.

GROUP BALANCE SHEET
at 31 March 2009 (Continued)

	Note	2009 US$	2008 US$
LIABILITIES
CAPITAL AND RESERVES
Called up share capital	12	2,132,845	2,154,511
Other reserves	13	153,410,987	153,410,987
Profit and loss account:
Loss for the financial year		(44,959,218)	(38,425,007)
Retained (loss) income at beginning of year		(8,298,617)	30,126,390
Shareholders’ funds	14	102,285,997	147,266,881
TECHNICAL PROVISIONS
Life assurance provision	15	664,783,648	792,469,244
CREDITORS
Creditors arising out of reinsurance operations	17	28,591,419	26,111,954
Other creditors including tax and social welfare	18	10,218,778	8,632,217
		38,810,197	34,744,171
ACCRUALS AND DEFERRED INCOME
Other accruals		2,317,077	1,295,264
TOTAL LIABILITIES		808,196,919	975,775,560

NORTHSTAR GROUP HOLDINGS, LTD.

COMPANY BALANCE SHEET
at 31 March 2009

	Note	2009 US$	2008 US$
ASSETS
INVESTMENTS
Other financial investments	7	81,978,825	91,222,161
Investment in group companies unlisted	26	86,777,635	71,777,635
		168,756,460	162,999,796
DEBTORS
Other debtors		1,600,645	17,046,783
OTHER ASSETS
Cash at bank and in hand	10	616,746	648,424
PREPAYMENTS AND ACCRUED INCOME
Other prepayments and accrued income	11	87,555	62,542
TOTAL ASSETS		171,061,406	180,757,545

NORTHSTAR GROUP HOLDINGS, LTD.

COMPANY BALANCE SHEET
at 31 March 2009 (Continued)

	Note	2009 US$	2008 US$
LIABILITIES
CAPITAL AND RESERVES
Called up share capital	12	2,132,845	2,154,511
Other reserves	13	153,410,987	153,410,987
Profit and loss account:
Loss for the financial year		(20,571,347)	(22,396,577)
Retained income at beginning of year		8,527,604	30,924,181
Shareholders’ funds	14	143,500,089	164,093,102
CREDITORS
Due to subsidiary companies		17,075,699	7,758,426
Other creditors including tax and social welfare	18	10,218,778	8,632,217
		27,294,477	16,390,643
ACCRUALS AND DEFERRED INCOME
Other accruals		266,840	273,800
TOTAL LIABILITIES		171,061,406	180,757,545

NORTHSTAR GROUP HOLDINGS, LTD.

GROUP CASH FLOW STATEMENT
for the year ended 31 March 2009

	Note	2009 US$	2008 US$
Net cash inflow (outflow) from operating activities	16	(65,240,673)	57,584,806
Net cash inflow (outflow) before financing		(65,240,673)	57,584,806
Investing	16	62,438,594	(45,763,722)
Net cash inflow (outflow) from investing		62,438,594	(45,763,722)
Financing	16	1,582,629	1,671,703
Net cash inflow from financing		1,582,629	1,671,703
(Decrease) increase in cash and cash equivalents	19	(1,219,450)	13,492,787

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

1. BASIS OF PREPARATION

Northstar Group Holdings, Ltd. (the “Company”) is an insurance holding company incorporated on September 26, 2002 under the laws of Bermuda. The consolidated financial statements include the assets, liabilities, and results of operations of the Company’s subsidiaries, Northstar Reinsurance Ltd. (“NRe”), which is registered as a Class 3 insurer and long-term insurer under the insurance laws of Bermuda, and Northstar Reinsurance Ireland Limited (“NRIL”), which is a life and annuity reinsurance company incorporated under the laws of Ireland. The Company and its wholly owned subsidiaries are collectively referred to herein as the “Group”. The Group commenced operations on July 2, 2004. The Group, through its subsidiaries, is primarily engaged in life and annuity reinsurance. Reinsurance is an arrangement under which an insurance company, the reinsurer, agrees to indemnify another insurance company, the ceding company, for all or a portion of the insurance risks underwritten by the ceding company. During the year ended March 31, 2009, NRe ceased writing reinsurance business.

2. ACCOUNTING POLICIES

(a) Consolidation and basis of accounting

The consolidated financial statements have been prepared in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued in 2005 and amended in December 2006 by the Association of British Insurers (ABI SORP). The financial statements have also been prepared under the historical cost convention, modified by the valuation of other financial investments at current value, and in accordance with accounting standards issued by the Accounting Standards Board for use in Ireland and the United Kingdom and promulgated for use in Ireland by the Institute of Chartered Accountants in Ireland.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements consolidate the accounts of the Company and its two subsidiaries, NRe and NRIL. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b) Comparative figures

Certain comparative figures have been reclassified to conform to the current period presentation.

(c) Cash and cash equivalents

Cash and cash equivalents include cash on deposit and highly liquid investments purchased with an original maturity of three months or less.

(d) Premiums written

Reinsurance premiums from life policies are generally recognized as revenue when due. Premiums recorded in the Technical Account — Life Assurance Business are recognized, net of retrocession, in the same year in which the liabilities arising from those premiums are created.

Reinsurance premiums written are based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the year in which they are determined. For each of its reinsurance contracts, the Group determines if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Group reviews all contractual features, particularly those that may limit the amount of insurance risk to which the Group is exposed or features that delay the timely reimbursement of claims. If the Group determines that a contract does not expose it to a reasonable possibility of a significant loss from insurance risk, the Group records the contract using a deposit method of accounting with the net amount payable/receivable reflected in other reinsurance assets or liabilities on the balance sheet. Fees earned on these contracts are reflected as other technical income, net of reinsurance, as opposed to premiums, in the technical account.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

2. ACCOUNTING POLICIES  – (continued)

Certain of the reinsurance agreements entered into by the Group provide that the ceding company may recapture all or a proportion of risks formerly ceded by it after an agreed year or upon changes in the financial condition or credit rating of Northstar Reinsurance Ireland Limited. The ceding company may also terminate the agreement with respect to new business. Such termination by the ceding company would not affect premiums written prior to recapture, but would reduce written premiums in subsequent years.

(e) Unearned premiums

Unearned premiums are those proportions of the premiums written in the year that relate to years of risk subsequent to the balance sheet date. They are calculated principally on the basis of time apportionment.

(f) Claims

All claims are accounted for when notified to the Group up to the balance sheet date and include all external claims handling costs. Paid claims are recognized, net of retrocession, when notified.

(g) Other financial investments

Shares and other variable yield securities consist principally of ownership interests in non U.S. domiciled investment companies, generally offshore hedge funds, Société d’Investissement à Capital Variable and segregated cell investment companies (“Investment Funds”), and are recorded on a trade date basis. Individual Investment Funds have their own stated investment objectives and governance by which their managers operate. Such Investment Funds invest in a broad variety of securities and instruments to achieve their stated trading strategies. Investments, either directly or through tailored option structures, of such Investment Funds may include but are not limited to: publicly traded and privately placed U.S. and foreign securities, common and preferred stocks, fixed income securities, convertible securities, futures, warrants, options, security rights, bank loans, asset-backed loans, collateralized obligations, and other derivative instruments.

Fair values for the Group’s investments in the Investment Funds are established on the basis of the net asset value per share (“NAV”) provided by the Administrators of such Investment Funds. These NAV’s are determined based upon the valuation criteria established by the governing documents of the Investment Funds. There is no market available for shares held in Investment Funds.

The Group’s management believes that such carrying values are the best estimate of fair value since many of the underlying investments of the Investment Funds are traded on exchanges with readily determinable market values. Redemption of investments in Investment Funds can only be made by the Group on the redemption dates, which vary by Investment Fund, and are subject to the required notice periods specified in the offering documents of each Investment Fund. As a result, carrying values may not be indicative of the market values ultimately realized on redemption. Should the Group’s investment be returned by virtue of a liquidation of an Investment Fund, the Group may receive substantially less than the valuation utilized by the Investment Fund since the valuation method is not likely to use liquidation values.

The cost of securities sold is computed using the weighted average cost method.

Changes in unrealized appreciation or depreciation of tracking stock investments, as well as realized gains or losses on disposition of investments, are included in earnings in the period in which they arise.

Fixed income securities are stated in the balance sheet at current value. In prior years, fixed income securities were stated at amortized cost. The effect of this change in accounting policy is not material to the financial statements and therefore, the comparative balance has not been restated. Listed and unlisted equity investments are stated in the balance sheet at current value. Unrealized gains and losses are taken to the profit and loss account.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

2. ACCOUNTING POLICIES  – (continued)

Investment income includes interest and gains on investments, both realized and unrealized. Investment charges include losses on the realization of investments and investment expenses. Investment transactions are included on an accruals basis.

(h) Deposits with ceding undertakings

Deposits with ceding undertakings represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a “modified coinsurance” basis and those written on a “coinsurance funds withheld” basis, assets equal to the net statutory reserves are withheld and legally owned by the ceding company. Interest accrues to these assets at rates defined by the treaty terms. Assets and liabilities relating to these agreements are reported on a net or gross basis, depending on the specific details of each treaty. Reinsurance agreements reported on a net basis are generally included in other reinsurance balances on the balance sheet because a legal right of offset exists.

Allocated investment return

Investment income on deposits or on funds withheld by ceding undertakings, is wholly attributed to the technical account.

(i) Deferred acquisition costs (DAC)

Acquisition costs comprise all direct and indirect costs arising from the conclusion of reinsurance business contracts. Such costs which are incurred in the financial year but which relate to a subsequent year are deferred to the extent that they are recoverable out of future margins. Deferred costs are deferred explicitly. The resulting assets are amortized over the period during which the costs are expected to be recoverable out of margins in the related contracts and in accordance with the pattern of these future margins.

Included in the acquisition costs are deferred sales inducements which arise when the Group assumes business that provides for an additional interest credit in the first policy year. The Group includes such interest in contract liabilities and defers this cost. This cost is amortized in relation to the present value of estimated gross profits from investment income, policy charges, and expense margins.

The Group performs periodic tests to establish that DAC remains recoverable, and if financial performance significantly deteriorates to the point where a premium deficiency exists, a cumulative charge to the technical account will be recorded.

(j) Recognition of profits on life assurance contracts

Life assurance business profits are determined annually by means of an actuarial valuation using the “modified statutory solvency basis” recommended by the ABI SORP.

(k) Recognition of revenue on investment type contracts

Revenues for investment-type products consist of policy charges for the cost of policy administration and surrender charges that have been assessed against policy account balances during the year.

(l) Technical provisions

The life assurance provisions are calculated by John Kleiman, who is Chief Financial Officer and the Chief Valuation Officer of the Group, based on assumptions set by the directors of the Group, with due regard to the actuarial principles laid down in European Council Directive 2002/83/EC. The Chief Valuation Officer is a Fellow of the Society of Actuaries in the USA and Member, American Academy of Actuaries in the USA. Contract liabilities for investment type products represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expenses include claims incurred in the year in excess of related policy account balances and interest credited to policy account balances. Interest crediting rates for investment-type contracts ranged from 2.35% to 3.90% during the fiscal year ended 31 March 2009.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

2. ACCOUNTING POLICIES  – (continued)

(m) Foreign currencies

Asset and liabilities denominated in foreign currencies have been translated into U.S. dollars at exchange rates in effect at the balance sheet date, which may result in the recognition of exchange gains or losses that are included in the profit and loss account determination of net income. Revenues and expenses are translated into U.S. dollars at the prevailing exchange rate at the transaction date.

(n) Currency and interest rate SWAPs

The Group enters into interest rate and currency SWAP contracts to protect itself against movements in interest and exchange rates. The Group recognizes the change in market value of the SWAPs in income. Payments and receipts made under the contracts are recorded in income on an accrual basis.

(o) Taxation

Corporation tax

Corporation tax is provided on taxable profits at the current rates applicable to the Group’s activities.

Deferred tax

Deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more tax or a right to pay less tax. Deferred tax is measured on an undiscounted basis at tax rates substantively enacted at the balance sheet date that are expected to apply in the years in which timing differences reverse. No deferred tax asset was posted to the balance sheet.

(p) Estimation techniques

The preparation of financial statements in conformity with Irish GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances and are reflected in the judgements made about the carrying amounts of assets and liabilities that are not objectively verifiable. Actual results may differ from the estimates made. The estimates and assumptions are reviewed on an ongoing basis and, where necessary, are revised to reflect current conditions. The principal estimates and assumptions made by management relate to insurance liability reserves, investment valuations, interest rates, demographic and other factors. Judgements made by management that have a significant effect on the financial statements and estimates with a significant risk of other material adjustment in the next year are discussed in note 3.

3. ACCOUNTING ESTIMATES AND JUDGEMENTS

Management has discussed with the Board the development, selection and disclosure of the Group’s critical accounting policies and estimates and the application of these policies and estimates.

Critical accounting judgements made by management in applying the Group’s accounting policies are set out below:

Reinsurance contracts

The Group accounts for its reinsurance contracts in accordance with Irish GAAP. Reinsurance contracts are defined as those contracts which transfer significant reinsurance risk. Reinsurance risk is defined as the possibility of having to pay benefits to the ceding entity on the occurrence of an insured event which are significantly more than the benefits payable if the event were not to be incurred. Contracts which carry no significant reinsurance risk are accounted for as ‘deposit’ contracts.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

3. ACCOUNTING ESTIMATES AND JUDGEMENTS  – (continued)

Financial Reporting Standard 27 Life Assurance (FRS 27) was issued by the Accounting Standards Board on 13 December 2004. In accordance with FRS 27, the Group has adopted the relevant disclosure requirements for life reinsurance business.

RISK MANAGEMENT

CAPITAL STATEMENT

Available capital resources

As at	2009 31 March US$	2008 31 March US$
Total shareholders’ funds	102,285,997	147,266,881
Total available capital resources	102,285,997	147,266,881
Analysis of liabilities:
Life assurance provision	664,783,648	792,469,244

ANALYSIS OF MOVEMENT IN CAPITAL (Note 14)

For the year ended 31 March 2009	2009 US$
Opening available capital resources	147,266,881
Capital contributions net of withdrawals	(21,666)
Loss for the financial year	(44,959,218)
Closing available capital resources	102,285,997

The Group has at its disposal total available capital of US$102,266,881 (2008: US$147,266,881), representing solvency capital of the Group. The capital is available to meet the Group’s risks and Regulatory Requirements.

Capital in excess of the required margin is available to shareholders. In practice, management will hold sufficient levels of capital to provide appropriate cover for its risk. The Bermuda Insurance Act 1978 and Related Regulations (the “Act”) requires NRe to meet a minimum solvency and maintain statutory capital at $250,000. For the year ended March 31, 2009, NRe has complied with the prescribed requirements. For NRIL the required capital is determined by the application of formulae appropriate to the type of business written by the NRIL. For the year ended March 31, 2009 NRIL has complied with the minimum requirements.

4. NET OPERATING EXPENSES

	Year ended 31 March 2009 US$	Year ended 31 March 2008 US$
Life assurance
Acquisition costs	2,840,901	28,867,369
Change in deferred acquisition costs	22,519,001	(26,210,051)
Administrative expenses	20,732,378	15,301,973
	46,092,280	17,959,291

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

5. ADMINISTRATIVE EXPENSES

Administrative expenses include the following:	Year ended 31 March 2009 US$	Year ended 31 March 2008 US$
Auditors’ remuneration	291,600	228,300
Directors’ emoluments	44,625	104,461
Wages and salaries	2,201,407	2,281,174
Social welfare costs	241,367	242,778
Other pension costs	80,500	93,250
Other administrative expenses	17,872,879	12,352,010
	20,732,378	15,301,973

There were no outstanding or prepaid pension contributions at March 31, 2009 or at March 31, 2008. The average monthly number of employees during the year was as follows:

	2009	2008
Underwriting and actuarial	4	4
Accounting & Administration	1	1
	5	5

6. INVESTMENT INCOME

	Year ended 31 March 2009 US$	Year ended 31 March 2008 US$
Technical Account
Unrealized gains on SWAPs	1,767,458	9,757,834
Income from funds withheld by ceding undertakings	25,907,961	22,903,277
(Loss) income from investments supporting treaties	(3,319,000)	3,921,604
Income from deposits with credit institutions	31,915	433,698
	24,388,334	37,016,413
Non-Technical Account
Unrealized losses on investments	(29,749,023)	(29,080,929)
Realized (losses) gains on investments	(1,500,133)	2,036,290
	(31,249,156)	(27,044,639)

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

7. OTHER FINANCIAL INVESTMENTS

	Cost/carrying value 2009 US$	Market value 2009 US$	Cost/carrying value 2008 US$
GROUP
Fixed income securities	34,052,939	34,052,939	101,845,243
Shares and other variable – yield securities	86,562,664	86,562,664	135,134,093
SWAPs	—	—	7,856,036
Promissory notes	16,750,000	16,750,000	20,000,000
	137,365,603	137,365,603	264,835,372
COMPANY
Shares and other variable – yield securities	65,228,825	65,228,825	71,222,161
Promissory notes	16,750,000	16,750,000	20,000,000
	81,978,825	81,978,825	91,222,161

Assets in trust

Fixed income securities are treaty investments matching a reinsurance treaty’s liabilities. Investments with a carrying value of US$ 27,658,384 (2008: US$89,595,654) are placed in trusts for the benefit of cedant insurers to support the provisions for policyholder liabilities. These investments are owned by the Group, but their use is restricted based on the terms of the trust agreement.

Pledged assets

Shares and other variable-yield securities of US$ 23,710,253 (2008: US$29,889,443) are available as collateral in relation to the Group’s US$10,000,000 loan facility with Dresdner Bank AG, London. As at 31 March 2009, US$10,000,000 (2008: US$10,000,000) of the facility had been drawn down. The loan facility is renewable monthly with thirty days prior notice. Interest is charged at the rate of LIBOR plus 2%.

8. DEPOSITS WITH CEDING UNDERTAKINGS

	2009 US$	2008 US$
Funds withheld by ceding undertakings	487,923,351	498,688,678

9. DEBTORS ARISING OUT OF REINSURANCE OPERATIONS

	2009 US$	2008 US$
Fee income due from reinsurers	—	33,903
Settlements due from reinsurers	75,319	22,842,165
	75,319	22,876,068

10. CASH AT BANK AND IN HAND

	2009 US$	2008 US$
GROUP
Cash held in trust to match treaty liabilities	26,552,464	13,700,332
Cash in banks including deposits	877,920	14,949,502
	27,430,384	28,649,834
COMPANY
Cash in banks including deposits	616,746	648,424

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

11. OTHER PREPAYMENTS AND ACCRUED INCOME

	2009 US$	2008 US$
GROUP
Prepaid expenses	105,174	81,183
Accrued income	482,311	1,242,075
	587,485	1,323,258
COMPANY
Prepaid expenses	87,555	62,542

12. CALLED UP SHARE CAPITAL

Authorized share capital consists of 10,000,000 common shares at $1.00 par value. Issued, outstanding and fully paid share capital of $2,132,845 (March 31, 2008 — $2,154,511) consists of the following shares each having a $1.00 par value:

2009

Common Share Class	Common Shares March 31, 2008	Common Shares Issued	Common Shares Redeemed or Transferred	Common Shares March 31, 2009
Class B	609,059	—	—	609,059
Class C	500,000	—	—	500,000
Class D	208,093	—	—	208,093
Class E	140,264	—	—	140,264
Class G	71,017	—	—	71,017
Class Z-1	281,735	—	(7,560)	274,175
Class Z-2	344,343	—	(16,034)	328,309
Class Z-3	—	1,928	—	1,928
Total	2,154,511	1,928	(23,594)	2,132,845

2008

Common Share Class	Common Shares March 31, 2007	Common Shares Issued	Common Shares Redeemed or Transferred	Common Shares March 31, 2008
Class B	609,059	—	—	609,059
Class C	500,000	—	—	500,000
Class D	208,093	—	—	208,093
Class E	126,494	13,770	—	140,264
Class G	65,863	5,154	—	71,017
Class Z-1	278,912	2,823	—	281,735
Class Z-2	340,892	3,451	—	344,343
Total	2,129,313	25,198	—	2,154,511

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

12. CALLED UP SHARE CAPITAL  – (continued)

Class Z-1 and Class Z-2 shares were issued to the Company’s management and founding shareholders/directors at $1 per share in the ratio of 24.9 shares for every 75.1 shares issued in any of the other classes. During the year 1,928 Class Z-3 shares were issued at $1 a share to an external director, 7,560 Class Z-1 and 16,034 Class Z-2 shares were cancelled. No contributions were made to tracking stock classes during the year (2008: Classes E and G for a total consideration received of $1,993,770 and $562,233 respectively).

All common shares participate pari-passu in the net income of the Group’s reinsurance business, except that Class Z-1, Class Z-2 and Class Z-3 shares do not share in any deficit which may arise from such business. All common shares are non-convertible.

The Group maintains a separate investment portfolio for each class of common shares it issues other than Class Z-1, Class Z-2 and Class Z-3 shares. The investment income earned by the investment portfolio attributed to Class B is allocated solely to the Class B shareholders and, similarly, the income earned by each of the other investment portfolios is allocated solely to the share class to which it is attributed.

The Bye-laws of the Company contain provisions giving the directors the discretionary right to adjust the voting rights attaching to shares in order to:

i)	preclude any single U.S. Shareholder from having voting rights of more than 9.9% of the total voting rights, and
ii)	allow the Company, or any of its members, to avoid adverse tax, legal or regulatory requirements.

The directors have applied this discretionary right to restrict individual U.S. Shareholders to 9.9% of the total voting rights and to restrict the voting rights of Bermuda shareholders to a maximum of 19.9% in conformity with Bermuda regulations.

13. OTHER RESERVES

	2009 US$	2008 US$
Capital contributions
Balance at beginning of year	153,410,987	150,873,908
Other reserves received in year	—	2,537,079
Balance at end of year	153,410,987	153,410,987

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

14. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	2009 US$	2008 US$
GROUP
Shareholders’ funds at beginning of year	147,266,881	183,129,611
Transactions with shareholders:
Capital contributions received (Note 12)	(21,666)	2,562,277
(Loss) profit for the financial year	(44,959,217)	(38,425,007)
Shareholders’ funds at end of year	102,285,998	147,266,881
COMPANY
Shareholders’ funds at beginning of year	164,093,102	183,927,402
Transactions with shareholders:
Capital contribution received	(21,666)	2,562,277
(Loss) profit for the financial year	(20,571,347)	(22,396,577)
Shareholders’ funds at end of year	143,500,089	164,093,102

15. TECHNICAL PROVISIONS

	2009 US$	2008 US$
Life assurance provision	664,783,648	792,469,244

The life assurance provision is in accordance with the Group’s accounting policies set out in note 2 (l) and is based on assumptions set by the directors of the Group. The principal assumptions relate to the assumed future investment income on investments held by the Group and on funds withheld by ceding undertakings and the assumed future mortality and persistency experience on the Group’s portfolio of reinsurance treaties.

Certain insurance contracts, which the Group reinsures, include policyholder options to allocate their funds to a fixed income or equity-indexed account, which locks in its earnings to policyholders over the life of the policies. The Group covers these policyholder income guarantees with the purchase of options and the use of dynamic hedging. The Group’s liability for these guarantees is included within the technical reserves amounts stated above.

The market values of the options were US$1.0 million at 31 March 2009 (2008: US$2.3 million). The value of the options has not been separated from the insurance contracts due to its insignificance to the Group’s net assets and results for the year.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

16. RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING AND FINANCING ACTIVITIES

	2009 US$	2008 US$
Operating activities
Loss on ordinary activities	(44,959,218)	(38,425,007)
Amortization of investments	187,501	(384,706)
Depreciation	—	10,117
Decrease (Increase) in reinsurance debtors	22,800,749	(9,072,863)
(Decrease) Increase in other debtors	(22,388)	(11,672)
(Decrease) Increase in technical provisions	(127,685,596)	242,529,230
Decrease (Increase) in deferred acquisition costs	21,499,227	(26,210,051)
Decrease (Increase) in deposits with ceding undertakings	10,765,327	(134,040,095)
Increase in other prepayments and accrued income	735,773	(245,072)
Increase in creditors arising out of reinsurance	2,479,465	5,480,180
Increase (decrease) in other creditors and accruals	1,021,813	(870,001)
Unrealized loss (gain) on investments	33,660,835	29,443,339
Realized loss (gain) on investments	6,419,803	(2,036,290)
Unrealized loss (gain) on investments	7,856,036	(8,582,303)
Net cash (outflow) inflow from operating activities	(65,240,673)	57,584,806
Investing activities
Acquisition of investments under trust	(22,283,660)	(43,759,445)
Acquisition of other financial investments	—	(20,684,852)
Disposal of investments under trust	81,038,950	—
Disposal of other financial investments	3,683,304	18,680,575
Net cash inflow (outflow) from investing activities	62,438,594	(45,763,722)
Financing activities
Net proceeds from short term debt	2,000,000	—
Net proceeds on sales of shares	(417,371)	(865,376)
Net proceeds from additional paid-in capital	—	2,537,079
Net cash inflow from financing activities	1,582,629	1,671,703

17. CREDITORS ARISING OUT OF REINSURANCE OPERATIONS

	2009 US$	2008 US$
Due to ceding reinsurers	28,591,419	26,111,954

18. OTHER CREDITORS INCLUDING TAX AND SOCIAL WELFARE

	2009 US$	2008 US$
Due to shareholders	218,778	632,217
Loan facility	10,000,000	8,000,000
	10,218,778	8,632,217

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

19. ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

	31 March 2009 US$	31 March 2008 US$	Change in year US$
US$ current accounts	802,920	3,564,693	(2,761,773)
US$ deposits	75,000	1,275,000	(1,200,000)
Cash held in fund to match liabilities	26,552,464	23,810,141	2,742,323
	27,430,384	28,649,834	(1,219,450)

20. REINSURANCE PROTECTION

NRe had secured reinsurance protection against losses on reinsurance treaty risks it had assumed through a Yearly Renewable Term Automatic Reinsurance Agreement (the “YRT Agreement”) which was terminated prior to year end as a result of a recapture of the reinsurance contract. The YRT Agreement provided for protection for losses in excess of Yen 2.4 million per policy assumed. As at March 31, 2008, NRe had recorded within policy reserves a reinsurance recoverable of $12,018 as reimbursement for claims incurred, which was deducted from future policy benefits.

21. INCOME TAXES

Under current Bermuda law, the Company and NRe are not required to pay any taxes on income or capital gains. In the event that such taxes are levied, the Company has received an assurance from the Bermuda government that it will be exempted from all such taxes until March 28, 2016.

The Company and NRe are organized and operate in such a manner that neither the Company nor U.S. persons owning common shares are expected to be subject to current U.S. taxation on their respective undistributed income (other than U.S. excise tax on insurance and reinsurance premiums and withholding tax on certain investment income from U.S. sources).

NRIL is taxed under applicable Ireland statutes. No deferred tax asset has been provided as the directors are not yet certain that future profits will be available out of which a deferred tax asset could be recovered. If provided, the deferred tax asset at 31 March 2009 would be US$4,378,511 (2007: US$2,269,000).

22. FRS 27 DISCLOSURE REQUIREMENTS

Financial guarantees and options

Contract Surrender Option

The deferred annuity contract owners have an option to surrender the fixed portion of their contract at book value plus any market value adjustment. The surrender value is the policy account value less any applicable surrender charges and market value adjustments. The reserve held is the account value, which is always greater than or equal to the surrender value. The excess of the account value over the surrender value is $95.1 million. This provides a level of conservatism should interest rates increase and contract owners elect to surrender their contracts at a higher rate than expected. Should cash surrender demands exceed positive cash flows from the allocated assets, the Group could choose to use positive cash flows from other lines of business in lieu of selling assets.

Equity Indexed Annuity

The equity indexed deferred annuity credits interest on each policy anniversary based on the performance of selected indices.

The direct writing company has a dynamic hedging program that seeks to hedge the investment risk.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

22. FRS 27 DISCLOSURE REQUIREMENTS  – (continued)

Risk Management Policies

The Group has adopted underwriting and investment guidelines which set forth policies on risk and capital management.

Minimum Credited Interest Rate

The deferred annuity contracts have a minimum annual interest credited rate. These rates are generally very low in comparison to current market yields and actual book yields. Because assets are relatively well matched to liabilities, the portfolio rate is projected to exceed the minimum interest credited rate for many years, even with a very low reinvestment rate. The exposure to interest rate risk is very small.

Governance Framework

The primary objective of the Group’s risk and financial management framework is to protect the Group from events that hinder the sustainable achievement of the Group’s performance objectives. The Group recognizes the critical importance of having efficient and effective risk management systems in place. To this end, the Group has an established governance framework. This framework has three key elements:

•	Clear terms of reference for the Board, its committees and the associated executive management committees;
•	A clear organisational structure with documented delegated authorities and responsibilities from the Board; and
•	A policy framework which sets out risk appetite, risk management, control and business conduct standards for the Company’s operations.

This governance structure and policy set is regularly reviewed to reflect the changing commercial and regulatory requirement, and the Group’s organisational development. The Group has placed emphasis on assessment and documentation of risks and controls, including the development of an articulation of risk appetite. As a result, the Group has now clearly articulated its risk appetite for financial risks (insurance, market, credit and liquidity risks) and, where appropriate, non-financial risks (operational, company and strategic risks).

Integration of Financial Risk and Management

The business is subject to numerous regulatory requirements, which prescribe the type, quality and concentration of investments, and the level of assets to be maintained in order to meet insurance liabilities.

Management of Financial and Non-financial Risks

As explained above, the Group has established a number of policies focusing on the management of financial and non-financial risks.

The Group also monitors a set of specific risks on a regular basis through the Group’s risk monitoring framework.

This enables the Group to assess the overall risk exposure and define which risks and what level of risk the Group is prepared to accept and the adequacy of planned mitigating actions.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

22. FRS 27 DISCLOSURE REQUIREMENTS  – (continued)

Life Insurance Business Risk

1.	The risk management framework for life insurance and investment risk is set out as follows:
(i)	Types of life insurance risk. The Group accepts only contracts where the average size of the reinsured contract is limited to less than $100,000 of face amount reinsured and there are a large number of policies.
(ii)	Life insurance risk within the Group arises through exposure to mortality and morbidity and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses.

The impact of life insurance risks is monitored by the business as part of the control cycle of business management. Exposure is monitored through the assessment of liabilities, the asset/liability management framework, profit reporting and financial condition reporting.

2.	Risk mitigation techniques employed.

As explained above, the Group has established a number of policies focusing on the management of financial and non-financial risks.

Mortality and morbidity — the Group has implemented a formal underwriting procedure and regularly monitors experience against external benchmarks.

All risks are managed at product or portfolio level to avoid cross subsidies between product lines and between different funds.

A product management cycle has been established to review all aspects of emerging experience, particularly mortality and persistency, at regular intervals.

Expense risk is managed by the Group through the assessment of business unit profitability, and frequent monitoring of expense levels.

Sensitivity testing is used to measure the capital required and volatility in earnings due to exposure from various life insurance risks.

These actions enables the Group to determine whether action is required to reduce risk, or whether that risk is within the overall risk appetite.

3.	Embedded derivatives within insurance contracts.

Examples of each key type of embedded derivative are:

Options: surrender and maturity options, options for withdrawals free of market value adjustment, and annuity option. Guarantees: embedded floor (guaranteed return), guaranteed death benefit, guaranteed minimum rate of annuity payment. Other: indexed interest.

(i) Asset/liability management (ALM)

The Group has established a policy on asset/liability management for the technical provisions to manage the key ALM risks to which the Group is exposed. The Group monitors adherence to this policy through the Group’s Risk Committee.

The Group’s policy sets out the framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched, and the monitoring processes which are required. The Group has established strict criteria for matching assets and liabilities for all classes of business, in order to minimize the financial risk from the mismatching of assets and liabilities as investment markets change.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

22. FRS 27 DISCLOSURE REQUIREMENTS  – (continued)

The ALM framework covers a number of areas which are discussed in more detail below.

Maturity years and interest rate risk

The fair value or net asset value of the Group’s investments is exposed to potential fluctuations in interest rates. Exposure to interest rate risk is managed through the monitoring of several risk measures, which includes position limits, scenario testing, stress testing and asset and liability matching using measures such as duration. Interest rate risk arises primarily from the Group’s investments, long-term debt and fixed income securities.

The majority of the Group’s assets are on a `funds withheld’ basis and the Group does not directly manage these funds. Therefore, there is limited reporting on those assets and monitoring is done on an aggregate basis. The Group believes that the liability duration of assets and liabilities would fall in the 5-15 year category and that more detailed disclosure would not necessarily provide additional useful information for the reader of these notes.

(ii) Market risk

Market risk arises within the Group as a result of fluctuations in the value of liabilities and the value of investments held.

For each of the major components of market risk, described in more detail below, the Group has put in place policies and procedures to set out how each risk is to be managed and monitored, and the approach to setting an appropriate risk appetite.

(iii) Interest rate risk

The impact of exposure to sustained low interest rates is regularly monitored.

(iv) Equity price risk

The Group is subject to equity price risk due to daily changes in the market values of our equity securities portfolio. The Group does not have material holdings of unquoted equity securities.

The Group monitors its directly owned equity assets with regular management information presented to the Group’s Board.

Management of credit risk includes monitoring exposures and implementing credit risk policies. In addition, the Group evaluates the concentration of exposures by industry sector and geographic region.

(v) Operational risk

As with other risk categories, line management of business areas have primary responsibility for the effective identification, management, monitoring and reporting of risks to the directors, in accordance with Group policies. The Chief Risk Officer is responsible for implementing the Group risk management methodologies and frameworks to assist line management in this work. He also provides support and an independent challenge on the completeness, accuracy and consistency of risk assessments, and the adequacy of mitigating action plans. In this way, management satisfies itself that material risks are being mitigated and reported to an acceptable level.

Operational risks are assessed according to the potential impact and probability of the event concerned. These impact assessments are made against financial, operational and reputational criteria. Operational risks are reported, as with other risks, on a quarterly basis. A holistic view of the Group’s financial and non financial risks, including operational risks, is monitored by the Group’s Risk Committee on a quarterly basis.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

22. FRS 27 DISCLOSURE REQUIREMENTS  – (continued)

Life insurance and Investment contracts

The nature of life assurance business is such that a number of assumptions have been made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in force policies. These assumptions are best estimates based on historic and expected experience of the business. Some results of sensitivity testing for life assurance business are set out below.

For each sensitivity test, the impact of a change in a single factor is shown, with other assumptions left unchanged.

The following table details the pre-tax impacts on profit and shareholders’ equity at 31 March 2009:

Life assurance business — impact on profit before tax and shareholders’ equity, amounts are in $000. (“NA” — not applicable)

	Interest rates +1%	Interest rates -1%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	NA	NA	NA	NA	NA
Insurance non-participating	4,643	(5,030)	(383)	(4,057)	NA
Investment participating	NA	NA	NA	NA	NA
Investment non-participating	NA	(21,760)	(544)	NA	NA
Total	4,643	(26,790)	(927)	(4,057)	NA

Limitations of sensitivity analysis

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return	The impact of a change in market interest rates by ±1% (e.g. if a current interest rate is 5%, the impact of an immediate change to 4% and 6%).
The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities
Expenses	The impact of an increase in maintenance expenses by 10%
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%

The above table demonstrates the effect of a change in a key assumption whilst other assumptions remain unaffected. In reality, such an occurrence is unlikely, due to correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.

The sensitivity analyses do not take into consideration that the Group’s assets and liabilities are actively managed and may vary at the time that any actual market movement occurs. For example, our financial risk management strategy aims to manage the exposure to market fluctuations, including selling investments, changing investment portfolio allocation, and taking other protective action, as investment markets move past various trigger levels.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

22. FRS 27 DISCLOSURE REQUIREMENTS  – (continued)

Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent our view of reasonably possible near-term market changes that cannot be predicted with any certainty; and the assumption that all interest rates move in an identical fashion.

23. RELATED PARTY TRANSACTIONS

The Group has entered into agreements with Dresdner Bank AG, New York Branch (Dresdner) under which Dresdner provides the Company, NRIL and NRe operating subsidiaries, with a letter of credit (“LOC”) facility of up to US$150 million (2008: US$150 million and Yen 46 billion). Under the terms of this agreement, Dresdner shares in the consolidated net income and losses of the Group net of the income attributable to the investment portfolios specific to common share classes B, C, D, E and G. Dresdner’s share of such consolidated net income is determined on a quarterly basis by a formula based on the value of letters of credit issued and outstanding at the end of each calendar quarter. For the year ended 31 March 2009, the Group incurred LOC fees of US$1,153,960 (2008: US$962,231) of which US$225,094 (2008: US$214,855) were payable at the year end to Dresdner under this agreement. At 31 March 2009, there were approximately US$73.5 million (2008: US$91.4 million, Yen 7.1 billion) outstanding bank letters of credit to the favour of unaffiliated entities. Shares and other variable-yield securities of US $114,984,411 (March 31, 2008: $128,953,281) are held as collateral for this LOC facility.

At 31 March 2009, Dresdner AG London Branch owns 328,309 (2008: 344,343) Class Z-2 shares.

Under a separate agreement, effective 1 January 2005, Dresdner provides investment advice to the Company for a fee. For the fiscal year ended March 31, 2009, $250,000 (March 31, 2008 — $250,000) in fees was incurred of which $62,500 (March 31, 2008: $62,500) were payable at year end to Dresdner under this agreement.

The Company also has a loan facility with Dresdner in the amount of US$10,000,000 of which US$10,000,000 (31 March 2008: US$8,000,000) was payable at year end. For the fiscal year ended March 31, 2009, $262,294 (March 31, 2008 — $465,564) in interest charges was incurred of which, at March 31, 2009, $20,784 (March 31, 2008 — $27,122) were payable to Dresdner under this facility.

To hedge its exposure to currency and interest rate movement, the Group had entered into interest rate and currency SWAP contracts with Dresdner as the counter party. For the fiscal year ended March 31, 2009, $9,623,494 (March 31, 2008 — $1,175,531) in net interest settlements was earned by the Group under these contracts. As at March 31, 2009, NIL (2008: NIL) was payable to Dresdner. No contracts were outstanding at March 31, 2009.

24. LEASE COMMITMENTS

The Company leases office space, furniture and equipment under a Space Sharing Agreement with Argus Insurance Company Limited dated July 1, 2004. During the fiscal period ended March 31, 2009, $145,000 (March 31, 2008 — $145,000) of rent expense was incurred under this agreement and is included in operating expenses. The lease has a maximum term of 20 years, but is, however, cancellable upon 30 days notice. Rent is payable monthly in advance and fully paid at March 31, 2009.

25. OTHER COMMITMENTS AND CONTINGENT LIABILITIES

Management does not believe that the Group is a party to any pending litigation or arbitration which would have a material adverse effect on its future operations.

The Group has obtained letters of credit in favour of various unaffiliated insurance companies from which the Group assumes business. This allows the ceding company to take statutory reserve credit. The letters of credit issued by banks represent a guarantee of performance under the reinsurance agreements.

NORTHSTAR GROUP HOLDINGS, LTD.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2009

25. OTHER COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

NRIL has entered into a management agreement with Allied Risk Management Limited (“the manager”). Under this agreement, the manager has undertaken to provide certain insurance advisory, administrative and clerical services to NRIL and to provide or obtain necessary operating facilities. In return, the NRIL has agreed to pay to the manager an annual fee for the services provided at a rate of Euro 86,088 p.a. (2008: Euro 84,000).

The Company has entered in an agreement to provide management services to an unaffiliated entity. The agreement is subject to six months termination notice by either party.

26. GROUP COMPANIES UNLISTED

The Company’s holding in subsidiaries at 31 March 2009 were as follows:

Subsidiary name	Registered Office	Holding	Nature of business
Northstar Reinsurance Ltd	Bermuda	370,000	Reinsurance
Northstar Reinsurance Ireland Limited	Ireland	850,250	Reinsurance

The Company’s Interest in group companies is as follows:

	2009 US$	2008 US$
Contributed capital at beginning of year	71,777,635	61,432,150
Capital contributed to subsidiaries	15,000,000	10,345,485
Contributed capital at end of year	86,777,635	71,777,635

In the Company Balance Sheet the investment in subsidiaries in shown at cost. As at 31 March 2009 the Company’s share of accumulated net losses of the subsidiaries is $42,470,424 (2008: $15,577,725). The Group Financial Statements consolidate 100% of the results of both subsidiaries and therefore reflect these accumulated losses In the opinion of the directors, the value to the Company of the unlisted subsidiaries is not less than the value of the reflected in the consolidated Group results.

27. LOSS FOR THE YEAR

Of the loss for the year, US$20,571,347 (2008: US$22,396,577) has been dealt with in the financial statement of the holding company.

28. POST BALANCE SHEET EVENTS

During the year one of the Group’s subsidiaries was involved in arbitration proceedings with respect to two treaties it has reinsured. The Group has settled one of the arbitration proceedings in April 2009, the results of which are reflected in these accounts. The other arbitration concerned whether the company could terminate the treaty, with no further liability, following the subsidiary’s allegation that the ceding company misrepresented the nature of the lapse risk. However, a stay was put on this arbitration as the ceding company was placed in receivership. The parties have agreed, subject to regulatory approval, the primary terms of a settlement and provision has been made for all costs expected to arise in connection with resolving this matter. The Directors believe that this arbitration is not likely to have a material adverse effect on the Group’s financial condition, business or its operations.

Northstar Group Holdings, Ltd.
(Incorporated in Bermuda)

Consolidated Balance Sheet at September 30, 2009
(expressed in United States Dollars)

ADJUSTED FOR RESULTS OF LIMLIC SETTLEMENT

	IRISH GAAP Basis 30-Sep-09	IRISH GAAP Basis 31-Mar-09
Assets
Cash and cash equivalents	$1,769,920	$877,920
Restricted cash balances	8,117,602	26,552,464
Tracking stock investments	133,120,286	135,444,664
Investments supporting insurance liabilities	37,662,142	34,052,939
Funds withheld	489,410,257	487,923,351
Reinsurance balances receivable	—	75,319
Deferred acquisition costs	110,214,271	120,845,945
Other assets	2,027,883	2,424,317
Total assets	$782,322,361	$808,196,919
Liabilities and shareholders’ equity
Future policy benefits	$51,917,188	$89,005,531
Interest sensitive contract liabilities	576,663,839	575,778,117
Short term debt	10,000,000	10,000,000
Reinsurance balances payable	21,240,051	28,591,419
Due to shareholders	218,777	218,778
Accounts payable and accrued liabilities	699,118	2,317,077
Total liabilities	660,738,973	705,910,922
Shareholders’ equity
Common shares	2,132,845	2,132,845
Additional paid in capital	153,410,987	153,410,987
Retained earnings	(33,960,444)	(53,257,835)
Total shareholders’ equity	121,583,388	102,285,997
Total liabilities and shareholders’ equity	$782,322,361	$808,196,919

Northstar Group Holdings, Ltd.
(Incorporated in Bermuda)

Consolidated Statement of Earnings
For the six months ended September 30, 2009 and year ended March 31, 2009
(expressed in United States Dollars)

ADJUSTED FOR RESULTS OF LIMLIC SETTLEMENT

	IRISH GAAP Basis Six months ended 30-Sep-09	Irish GAAP Basis Year ended 31-Mar-09
Revenues
Gross reinsurance premiums written	11,027,742	$60,421,606
Less: reinsurance premiums expense	0	(849,857)
Net premiums earned	11,027,742	59,571,749
Change in unrealized gains on tracking stock investments	1,617,811	(29,749,023)
Realised gains (losses) on tracking stock investments	(38,334)	(1,500,133)
Interest and fees on policyholder contracts	23,258,708	20,869,814
Other Tech income/Change in value of embedded derivatives	0	0
Interest income	785	31,915
Consulting fees	0	0
Other Income	600,000	1,200,000
Total revenue	36,466,712	50,424,322
Benefits and Expenses
Change in benefit reserves	(47,580,903)	(141,569,753)
Claims and other policy benefits	25,687,262	49,706,988
Letter of credit charges	220,725	1,153,960
Insurance Expenses	39,991,575	158,277,913
Net unrealized losses (gains) on available-for-sale investments arising during the period	(3,354,361)	6,419,310
Net realized losses (gains) on available-for-sale investments	126,314	2,430,202
(Gains) losses on SWAP derivatives	0	(1,767,458)
Losses on foreign exchange	1,669	14,394,715
Depreciation	0	0
Operating expenses	2,077,040	6,337,663
Total benefits and expenses	17,169,321	95,383,540
Net income (loss)	19,297,391	(44,959,218)

Northstar Group Holdings, Ltd.
(Incorporated in Bermuda)

Consolidated Statement of Changes in Shareholders’ Equity
For the six months ended September 30, 2009 and year ended March 31, 2009
(expressed in United States Dollars)

ADJUSTED FOR RESULTS OF LIMLIC SETTLEMENT

	IRISH GAAP Basis Six months ended 30-Sep-09	IRISH GAAP Basis Year ended 31-Mar-09
Share Capital
Beginning of period	2,132,845	2,154,511
Common Shares Issued	0	(21,666)
Common Shares Redeemed	0	0
End of period	2,132,845	2,132,845
Additional Paid-in Capital
Beginning of period	153,410,987	153,410,987
Common Shares Issued	0	0
Common Shares Redeemed	0	0
End of period	153,410,987	153,410,987
Retained Earnings
Beginning of period	(53,257,835)	(8,298,617)
Net Income (loss)	19,297,391	(44,959,218)
End of period	(33,960,444)	(53,257,835)
Total shareholders’ equity, end of period	$121,583,388	$102,285,997

Northstar Group Holdings, Ltd.
(Incorporated in Bermuda)

Schedule of Operating Expenses
For the six months ended September 30, 2009 and year ended March 31, 2009
(expressed in United States Dollars)

ADJUSTED FOR RESULTS OF LIMLIC SETTLEMENT

	IRISH GAAP Basis Six months ended 30-Sep-09		US & Irish GAAP Basis Year ended 31-Mar-09
	$	$	$	$
Audit fee		120,310		291,600
Computer expense
CCS fees	0		0
ICS fees	5,115		9,403
Logic	2,700		5,568
Quantum	2,285		14,853
TAS	8,133		24,400
Equipment	0	18,233	4,727	58,951
Company Secretarial Fees		8,083		15,640
Company taxes		33,564		38,444
Consulting fees		1,779		3,625
Director’s Fees		7,115		44,625
Insurance – D&O		55,000		110,660
Management Fee		61,180		123,183
Payroll related
Health insurance	34,245		73,038
Housing alowance	187,635		591,407
Payroll tax	106,572		225,886
Pension contributions	37,250		80,500
Salaries	745,000		1,610,000
Bonus	0		0
Ireland GM fee	21,346		44,807
Settlement allowance	0		(3,363)
Social insurance	7,174		15,482
Other staff related	275	1,139,497	70	2,637,827
Professional fees
Investment Management Fee	125,000		250,000
Actuarial	0		0
Legal and tax – general	34,035		52,372
Rating Agencies	0		697
Reinsurance Contracts	272,098		2,171,200
Staff professional fees	1,282	432,415	6,745	2,481,014
Rent		34,500		145,000
Travel etc.
Travel and other	7,286		29,998
Board expenses	9,166		9,945
Travel to/from Bda	4,094	20,546	24,239	64,182
Interest expense		117,382		262,554
Telephone		508		4,978
Ireland taxes		2,372		4,662
Training		174		6,480
Sundry expenses
Bank charges	3,361		9,866
Miscellaneous	648		220
Postage printing & stationary	416		2,056
Vehicle expenses	346		3,543
Custody fees	19,611	24,382	28,553	44,238
		$2,077,040		$6,337,663

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Amalphis Group, Inc. and subsidiary

We have audited the accompanying consolidated balance sheets of Amalphis Group, Inc. and subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2008 and for the period of November 7, 2007 (inception) through December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amalphis Group, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the year ended December 31, 2008 and the period of November 7, 2007 (inception) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

JEWETT, SCHWARTZ, WOLFE & ASSOCIATES
Hollywood, Florida
March 4, 2009

200 South Park Road, Suite 150 •   Hollywood, Florida 33021 •   Main 954.922.5885 •   Fax 954.922.5957 •   www.jsw-cpa.com
Member — American Institute of Certified Public Accountants •   Florida Institute of Certified Public Accountants
Private Companies Practice Section of the AICPA •   Registered with the Public Company Accounting Oversight Board of SEC

AMALPHIS GROUP, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

	December 31, 2008	December 31, 2007
ASSETS
Cash	$629,344	$499,925
Investments	29,244,338	23,435,000
Accrued interest	27,408	—
Insurance premium receivable	3,276,725	450,000
TOTAL ASSETS	$33,177,815	$24,384,925
LIABILITIES AND STOCKHOLDERS’ EQUITY:
LIABILITIES
Accounts payable	$42,551	$46,901
Unearned premium reserve	17,671	—
Loss reserves	3,266,402	320,703
Total liabilities	3,326,624	367,604
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value, 100,000,000 shares authorized; 2,437,500 shares issued and outstanding	24,375	—
Additional paid-in-capital	23,875,625	23,900,000
Retained earnings	5,951,191	117,321
Total stockholders’ equity	29,851,191	24,017,321
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$33,177,815	$24,384,925

The accompanying notes are an integral part of these consolidated financial statements

AMALPHIS GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM NOVEMBER 9, 2007 (INCEPTION) THROUGH
DECEMBER 31, 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

	December 31, 2008	For the Period from November 9, 2007 (Inception) to December 31, 2007
Net premiums earned	$11,617,910	$450,000
Investment income	41,140	—
Net realized and unrealized gains (loss) on securities	5,809,338	35,000
Total revenues	17,468,388	485,000
Expenses:
Losses and loss adjustment expenses	9,111,327	320,703
Policy acquisition costs	2,420,421	—
General and administrative expense	102,770	46,976
Total expense	11,634,518	367,679
Income from operations before investment income and provision for (benefit from) income tax	5,833,870	117,321
Provision for (benefit from) income tax	—	—
Net income	$5,833,870	$117,321
Weighted Average Common Shares Outstanding:
Basic and diluted	2,437,500	2,437,500
Earnings per share:
Basic and diluted	$2.39	$0.05

The accompanying notes are an integral part of these consolidated financial statements

AMALPHIS GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
DECEMBER 31, 2008 AND 2007

	Common Stock		Additional Paid in Capital	Retained Earnings	Total
	Shares	$.01 par
Initial capitalization, November 9, 2007	—	$—-	$23,900,000		$23,900,000
Net income				117,321	117,321
Balance, December 31, 2007	—	—	23,900,000	117,321	24,017,321
Issuance of shares at $.03 per share	97,500	975	(975)	—	—
Acquisition of Allied Providient issuance of shares at $10.21 per share	2,340,000	23,400	(23,400)		—
Net income				5,833,870	5,833,870
Balance, December 31, 2008	2,437,500	$24,375	$23,875,625	$5,951,191	$29,851,191

The accompanying notes are an integral part of these consolidated financial statements

AMALPHIS GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD NOVEMBER 9, 2007 (INCEPTION) THROUGH DECEMBER 31, 2007
AND THE YEAR ENDED DECEMBER 31, 2008

	12/31/2008	For the Period from November 9, 2007 (inception) to 12/31/2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,833,870	$117,321
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Realized and unrealized gains on investments	(5,840,039)	(35,000)
Changes in assets and liabilities:
Increase (decrease) in insurance premium receivable	(2,826,725)	(450,000)
Increase (decrease) in accounts payable	(4,350)	46,901
Increase in accrued liabilities	—	—
Increase in unearned premium reserve	17,671	—
Increase (decrease) in loss reserves	2,945,699	320,703
Net cash provided by operating activities	126,126	(75)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investments	—	(25,185,000)
Proceeds from the disposal of investments	30,701	1,785,000
Accrued interest from investments	(27,408)	—
Net cash provided by (used in) investing activities	3,293	(23,400,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of stock		23,900,000
Net cash used in financing activities	—	23,900,000
INCREASE IN CASH	129,419	499,925
CASH, BEGINNING OF YEAR	499,925	—
CASH, END OF YEAR	$629,344	$499,925
Supplemental Disclosures
Cash paid during the year for interest	$—	$—
Cash paid during the year for taxes	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

AMALPHIS GROUP INC.

Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION

Amalphis Group, Inc., (the “Company”) was formed in July 2008 as a British Virgin Islands (BVI) Business Company. The Company offers customized reinsurance products in markets where traditional reinsurance alternatives are limited. In addition, the Company was formed to directly sell a variety of property and casualty insurance products to businesses around the world. In September 2008, the Company achieved this objective through its acquisition of Allied Provident, Inc. (“API”), an entity that issue customized reinsurance to a United States insurance carrier that offers automotive insurance coverage to drivers who are unable to obtain insurance from standard carriers.

API was formed in Barbados on November 9, 2007 by Nat Prov Holdings Inc., (Nat Prov) a British Virgin Islands corporation.

The year end for the Company and its wholly owned subsidiaries is December 31.

The Company, which was a non-operating entity, has accounted for the transaction in September 2008 with API as a recapitalization. Subsequent to the acquisition, there were no changes in management or control over the operations of API. Through the transaction, the ownership of API’s capital had changed, but control over its daily operations had not. API continues to operate as it had prior to the acquisition.

The financial statements reflect the substance of the transaction, which was a change in the capital structure of the operating entity, API, but not a change in operations. Therefore, the consolidated financial statements present the operations as follows:

a.	The operations of API from the date of inception in November 2007 through December 31, 2007 and for the year ended December 31, 2008;
b.	The operations of the Company from the date of its inception in July 2008 through December 31, 2008; and
c.	Elimination of any intercompany investment activity associated with the change in capital structure.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States of America

Principles of Consolidation

The consolidated financial statements include the accounts of Amalphis Group Inc. and its wholly owned subsidiary, Allied Provident, Inc. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenues, costs and expenses during the reporting period. Management evaluates these estimates and assumptions on a regular basis. Actual results could differ from those estimates.

AMALPHIS GROUP INC.

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements” which established that revenue can be recognized when persuasive evidence of an arrangement exists, the product has been shipped, all significant contractual obligations have been satisfied and collection is reasonably assured.

The Company’s sources of revenues are as follows:

Premium income — Premiums income includes proceeds collected on written policies. premiums written are recorded as unearned premiums upon policy inception and recognized as revenue on a pro rata basis over the term of the related policy coverage.

Realized gains and losses — Gains and losses on the sale of investments are calculated as the difference between net sale proceeds and the cost basis and are recorded as revenue upon occurrence of the sale transaction.

Interest income — Interest income is generated from the Company’s investment portfolio. Interest income is recognized as revenue as it is

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are defined to include cash on hand and cash in the bank.

Insurance contracts

Insurance contracts are defined as those containing significant insurance risk at the inception of the contract or those where, at the inception of the contract, there is a scenario with commercial substance where the level of insurance risk may be significant. The significant insurance risk is dependent upon both the probability of an insured event and the magnitude of its potential effect.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during the period.

Investments

The Company’s investments consist of marketable equity securities. All investments are initially recorded at cost. After initial recognition, investments, which are classified as fair value through income, are measured at fair value.

For investments that are actively traded in organized financial markets, fair value is determined by reference to stock exchange bid market prices at the close of business on the balance sheet date.

All marketable security transactions are recognized on the trade date. Fair value and realized gains and losses adjustments are recorded in the statement of operations.

Loss reserves

Loss reserves include a provision for reported claims plus a provision for losses incurred but not reported. They are determined by Company’s management based upon an estimate of the ultimate settlement value of all pending claims and include estimates of related settlement expenses. Any subsequent differences arising from the difference in the estimated loss reserve and the actual loss incurred will be recorded in the period in which they are determined.

AMALPHIS GROUP INC.

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Unearned premium reserve

Any portion of written premium attributable to subsequent periods is deferred as unearned premium. The change in the provision for unearned premium is recorded in the statement of operations in the period of the change.

Liabilities for unpaid claims and claim adjustments

The liabilities for unpaid claims and claim adjustment expenses are based on the estimated ultimate cost of settling the claims, including the effects of inflation and other societal and economic factors. These liabilities are subjected to independent actuarial review by internationally recognized actuarial company and represent the values over a range of actuarially determined expected outcomes. All estimates are calculated gross in respect to time value of money and are net of salvage and subrogation.

There are no liabilities for unpaid claims and claim adjustment expenses relating to short term duration contracts that are presented at present value. No interest rate is set for use in the discount of liabilities for unpaid claims and claims adjustment expenses relating to short term duration contracts.

Future policy benefits

Future policy benefits provide for claims that will occur in the future and are generally calculated as the present value of future expected benefits to be incurred less the present value of future expected net benefit premiums. We calculate our liability for future policy benefits based on assumptions of claim frequency, severity, and persistency. These assumptions are generally established at the time a policy is issued. The assumptions used in the calculations are closely related to those used in developing the gross premiums for a policy. As required by GAAP, we also include a provision for adverse deviation, which is intended to accommodate adverse fluctuations in actual experience

Acquisition costs

Acquisition costs are expensed as premium is earned. Due to the short term nature of the business underwritten, no significant amount of deferred acquisition costs results and, therefore, amounts incurred are expensed. Any deferred acquisition costs are accounted for as a net amount in unearned premium reserve.

Advertising Costs

All advertising costs are charged to expense as incurred. There was no advertising expense for the period ended December 31, 2008.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be received to see an asset or amount paid to transfer a liability in a current transaction between market participants, other than in a forced sale or liquidation, at the measurement date. The carrying amounts of financial instruments, including cash, accounts payable and accrued expenses approximate fair value because of the relatively short maturity of the instruments.

AMALPHIS GROUP INC.

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. The range of estimated useful lives to be used to calculate depreciation for principal items of property and equipment are as follows:

Asset Category	Depreciation/ Amortization Period
Furniture and Fixture	3 Years
Office equipment	3 Years
Leasehold improvements	5 Years

Income Taxes

Deferred income taxes are recognized based on the provisions of SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”) for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Under the provision of the Exempt Insurance Act of Barbados, the Company is liable to tax at zero percent for the first fifteen years of its operations and, thereafter, at 2% on the first $125,000 of taxable income. As a result, no provision for taxes has been recorded in the Company’s statement of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006, and the Company adopted this provision upon its inception. Because the Company is not currently liable for taxes, the adoption of FIN 48 did not have a material impact on its consolidated results of operations or financial condition.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company. As of December 31, 2008, there were no potential dilutive instruments that could result in share dilution.

Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be

AMALPHIS GROUP INC.

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There was no impairment of long-lived assets as of December 31, 2008.

Stock-Based Compensation

On October 10, 2006 FASB Staff Position (FSP) issued FSP FAS 123(R)-5 “Amendment of FASB Staff Position FAS 123(R)-1 — Classification and Measurement of Freestanding Financial Instruments Originally issued in Exchange of Employee Services under FASB Statement No. 123(R)”. The FSP provides that instruments that were originally issued as employee compensation and then modified, and that modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees, then no change in the recognition or the measurement (due to a change in classification) of those instruments will result if both of the following conditions are met: (a). There is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (b). All holders of the same class of equity instruments (for example, stock options) are treated in the same manner. The provisions in this FSP have been applied in the first reporting period beginning January 1, 2007. The Company does not expect that its adoption of FSP FAS 123(R)-5 will have a material impact on its consolidated results of operations and financial condition.

Recent Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or will be required to adopt in the future are summarized below.

Employers’ Disclosures about Postretirement Benefit Plan Assets

In December 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position on Financial Accounting Standard (“FSP FAS”) No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends FASB Statement No. 132(R) (“SFAS No. 132(R)”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS No. 132(R)-1 also includes a technical amendment to SFAS No. 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The required disclosures about plan assets are effective for fiscal years ending after December 15, 2009. The technical amendment was effective upon issuance of FSP FAS No. 132(R)-1.

The Company currently has no such plans and does not anticipate that its adoption of FSP FAS No. 132(R)-1 would have any impact on its consolidated financial position and results of operations.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, the FASB issued FSP FAS No. 140-4 and FIN No. 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” This FSP amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to require public entities to provide additional disclosures about transfers of financials assets. FSP FAS No. 140-4 also amends FIN No. 46(R)-8, “Consolidation of Variable Interest Entities,” to require public enterprises, including sponsors that have a variable interest entity, to provide additional disclosures about their involvement with a variable interest entity. FSP FAS No. 140-4 also requires certain additional disclosures, in regards to variable interest entities, to provide greater transparency to financial statement users. FSP FAS No. 140-4 is effective for the first reporting period (interim or annual) ending after December 15, 2008, with early application encouraged. The Company is currently assessing the impact of FSP FAS No. 140-4 on its consolidated financial position and results of operations.

AMALPHIS GROUP INC.

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary

In November 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) Issue No. 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary.” EITF No. 08-8 clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is indexed to the reporting entity’s own stock. EITF No. 08-8 also clarifies whether or not stock should be precluded from qualifying for the scope exception of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or from being within the scope of EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” EITF No. 08-8 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years.

The Company currently has no such instruments and does not anticipate that its adoption of EITF No. 08-8 will have a material impact on its consolidated financial position and results of operations.

Accounting for Defensive Intangible Assets

In November 2008, the FASB issued EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets.” EITF No. 08-7 clarifies how to account for defensive intangible assets subsequent to initial measurement. EITF No. 08-7 applies to all defensive intangible assets except for intangible assets that are used in research and development activities. EITF No. 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

The Company does not anticipate that its adoption of EITF No. 08-7 will have a material on its consolidated financial position and results of operations.

Equity Method Investment Accounting Considerations

In November 2008, the FASB issued EITF Issue No. 08-6 (“EITF No. 08-6”), “Equity Method Investment Accounting Considerations.” EITF No. 08-6 clarifies accounting for certain transactions and impairment considerations involving the equity method. Transactions and impairment dealt with are initial measurement, decrease in investment value, and change in level of ownership or degree of influence. EITF No. 08-6 is effective on a prospective basis for fiscal years beginning on or after December 15, 2008. The Company is currently assessing the impact of EITF No. 08-6 on its consolidated financial position and results of operations.

Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active

In October 2008, the FASB issued FSP FAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” This FSP clarifies the application of SFAS No. 157, “Fair Value Measurements,” in a market that is not active. The FSP also provides examples for determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS No. 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The impact of adoption was not material to the Company’s consolidated financial condition or results of operations.

Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement

In September 2008, the FASB issued EITF Issue No. 08-5 (“EITF No. 08-5”), “Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement.” This FSP determines an issuer’s unit of accounting for a liability issued with an inseparable third-party credit enhancement when it is measured or disclosed at fair value on a recurring basis. FSP EITF No. 08-5 is effective on a prospective basis in the first reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact of FSP EITF No. 08-5 on its consolidated financial position and results of operations.

AMALPHIS GROUP INC.

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161

In September 2008, the FASB issued FSP FAS No. 133-1, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” This FSP amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. The FSP also amends FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to require and additional disclosure about the current status of the payment/performance risk of a guarantee. Finally, this FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” FSP FAS No. 133-1 is effective for fiscal years ending after November 15, 2008. The Company is currently assessing the impact of FSP FAS No. 133-1 on its consolidated financial position and results of operations.

Endowments of Not-for-Profit Organizations: Net Asset Classification of Funds Subject to an Enacted Version of the Uniform Prudent Management of Institutional Funds Act, and Enhanced Disclosures for all Endowment Funds

In August 2008, the FASB issued FSP FAS No. 117-1, “Endowments of Not-for-Profit Organizations: Net Asset Classification of Funds Subject to an Enacted Version of the Uniform Prudent Management of Institutional Funds Act (“UPMIFA”), and Enhanced Disclosures for all Endowment Funds.” The intent of this FSP is to provide guidance on the net asset classification of donor-restricted endowment funds. The FSP also improves disclosures about an organization’s endowment funds, both donor-restricted and board-designated, whether or not the organization is subject to the UPMIFA. FSP FAS No. 117-1 is effective for fiscal years ending after December 31, 2008. Earlier application is permitted provided that annual financial statements for that fiscal year have not been previously issued. The Company is currently assessing the impact for FSP FAS No. 117-1 on its consolidated financial position and results of operations.

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities

In June 2008, the FASB issued EITF Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” EITF No. 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. The EITF 03-6-1 affects entities that accrue dividends on share-based payment awards during the awards’ service period when the dividends do not need to be returned if the employees forfeit the award. EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of EITF 03-6-1 on its consolidated financial position and results of operations.

Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an entity’s Own Stock

In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock.” EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of EITF 07-5 on its consolidated financial position and results of operations.

AMALPHIS GROUP INC.

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts  — an interpretation of FASB Statement No. 60”. This statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. SFAS No. 163 also clarifies how SFAS No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities to increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of SFAS No. 163. Except for those disclosures, earlier application is not permitted.

Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” The FSP clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The FSP requires retrospective application to the terms of instruments as they existed for all periods presented. The FSP is effective for fiscal years beginning after December 15, 2008 and early adoption is not permitted. The Company is currently evaluating the potential impact of FSP APB 14-1 upon its consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The implementation of this standard will not have a material impact on the Company’s consolidated financial position and results of operations.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142 “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of the expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007) “Business Combinations” and other U.S. generally accepted accounting principles. The Company is currently evaluating the potential impact of FSP FAS No. 142-3 on its consolidated financial statements.

AMALPHIS GROUP INC.

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Disclosure about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133.” This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The Company is required to adopt SFAS No. 161 on January 1, 2009. The Company is currently evaluating the potential impact of SFAS No. 161 on the Company’s consolidated financial statements.

Delay in Effective Date

In February 2008, the FASB issued FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157”. This FSP delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material to the Company’s consolidated financial condition or results of operations.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations.” This Statement replaces the original SFAS No. 141. This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The objective of SFAS No. 141(R) is to improve the relevance, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.

To accomplish that, SFAS No. 141(R) establishes principles and requirements for how the acquirer:

a.	Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.
b.	Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase.
c.	Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and may not be applied before that date. The Company is unable at this time to determine the effect that its adoption of SFAS No. 141(R) will have on its consolidated results of operations and financial condition.

Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.” This Statement amends the original Accounting Review Board (ARB) No. 51 “Consolidated Financial Statements” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and may not be applied before that date. The Company is unable at this time to determine the effect that its adoption of SFAS No. 160 will have on its consolidated results of operations and financial condition.

AMALPHIS GROUP INC.

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115,” which becomes effective for the Company on February 1, 2008, permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The election of this fair-value option did not have a material effect on its consolidated financial condition, results of operations, cash flows or disclosures.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 addresses the requests from investors for expanded disclosure about the extent to which companies’ measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and was adopted by the Company in the first quarter of fiscal year 2008. There was no material impact on the Company’s consolidated results of operations and financial condition due to the adoption of SFAS No. 157.

NOTE 3 — FAIR VALUE

In the first quarter of 2008, the Company adopted SFAS 157, “Fair Value Measurements,” which became effective on January 1, 2008. SFAS 157, which applies to financial assets and liabilities, establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements. Adopting this statement has not had an effect on the Company’s financial condition, cash flows, or results of operations.

In accordance with SFAS 157, the financial instruments have been categorized, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

•	Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. Government securities and active exchange-traded equity securities).
•	Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain corporate and municipal bonds and certain preferred stocks). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	Level 3: Inputs that are unobservable. Unobservable inputs reflect the reporting entity’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

The composition of the investment portfolio as of December 31 was:

	2008
	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value	Total Fair Value	Cost
Equity	29,244,338	—	—	29,244,338	25,185,000
	$29,244,338	$—	$—	29,244,338	25,185,000

AMALPHIS GROUP INC.

Notes to the Consolidated Financial Statements

NOTE 3 — FAIR VALUE  – (continued)

Our portfolio valuations classified are classified as Level 1 in the above table are priced exclusively by external sources, including: pricing vendors, dealers/market makers, and exchange quoted prices.

Vendor quoted prices represent 50% of Level 1 classifications. The balance of Level 1 pricing comes from quotes obtained directly from trades made on an active exchange. The Company reviewed independent documentation detailing the pricing techniques, models, and methodologies used by these pricing vendors and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. The Company continues to monitor any changes or modifications to their process due to the recent market events. During 2008, and more specifically, in the fourth quarter, the Company reviewed each sector for transaction volumes to determine if sufficient liquidity and activity existed. It was determined that, while overall activity or liquidity is below historical averages, sufficient activity and liquidity existed to provide a source for market level valuations.

During each valuation period, internal estimations of portfolio valuation (performance returns) are created based on current market-related activity (i.e., interest rate and credit spread movements and other credit-related factors) within each major sector of our portfolio. Internally generated portfolio results are compared with those generated based on quotes we received externally and research material valuation differences.

Based on the criteria described above, the Company believes that the current level classifications are appropriate based on the valuation techniques used and that our fair values accurately reflect current market assumptions in the aggregate.

NOTE 4 — SCHEDULE OF INVESTMENTS

The Company’s investments consisted of the following as of December 31, 2008

Name	Original Cost	Fair Value	Realized Gain	Unrealized Gain	Total
Codrington Partners	12,125,000	14,550,000	245,000	2,425,000	14,550,000
Global Asset Fund	1,785,000	1,860,026		75,025.50	1,860,026
Taurus Global Fund	9,770,000	12,834,313		3,064,313	12,834,313
	23,680,000	29,244.338	245,000	5,564,338	29,244,338

NOTE 5 — LOSS RESERVES

Loss reserves include a provision for reported claims plus a provision for losses incurred but not reported. The Company reported the following activity throughout its loss reserve account during from inception through December 21, 2008.

Balance at beginning of period	$—
Amount charged to cost and expense	320,703
Balance as of December 31, 2007	320,703
Amount charged to cost and expense during 2008	2,945,699
Balance as of December 31, 2009	$3,266,402

AMALPHIS GROUP INC.

Notes to the Consolidated Financial Statements

NOTE 6 — RELATED PARTY TRANSACTIONS

NatProv’s $23,900,000 capital investment in Allied Provident was financed by capital contributions from the sole shareholder of NatProv and through loans of cash and marketable securities from other persons to NatProv.

One of the members of API’s Board of Directors is the chief executive officer of Lindsay General Insurance, which manages underwriting, policy issuance and claims on behalf of Drivers Insurance Company. Our auto reinsurance policy was issued to Drivers.

NOTE 7 — EQUITY

Capitalization –

Allied Provident Insurance, Inc.

In December 2007, and in connection with the grant of its exempt insurance company license by the Ministry of Finance of the Government of Barbados, Nat Prov contributed in cash and marketable securities an aggregate of $23,900,000 to the capital of Allied Provident, as follows:

Cash	$500,000
Equity securities	$23,400,000

Amalphis Group, Inc.

On July 16, 2008, the Company issued an aggregate of 97,500 shares, at par value of $0.01.

On September 9, 2008, the Company issued 2,340,000 shares to NatProv in exchange for 100% of the share capital of Allied Provident Insurance. The shares were valued at $23,900,000 or $10.21 per share.

RINEON GROUP, INC.

CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

	September 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash	$937,113	$629,429
Investments	40,390,906	29,244,338
Accrued interest	48,529	27,408
Insurance premium receivable	5,937,659	3,276,725
Total current assets	47,314,207	33,177,900
GOODWILL	16,521,500	—
TOTAL ASSETS	$63,835,707	$33,177,900
LIABILITIES AND STOCKHOLDERS’ EQUITY:
LIABILITIES
Accounts payable	$209,232	$58,801
Due to related party		14,400
Unearned premium reserve	1,623,966	17,671
Loss reserves	4,420,419	3,266,402
Total liabilities	6,253,617	3,357,274
COMMITMENTS AND CONTINGENCIES	—	—
MINORITY INTEREST	3,174,709	1,100,970
STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value, 75,000,000 shares authorized; 2,010,000 shares issued and outstanding	2,010	31,375
Preferred stock, $1,000.00 par value, 10,000,000 shares authorized; 36,000 shares issued and outstanding	36,000,000
Additional paid-in-capital	4,444,490	23,893,625
Retained earnings	13,960,881	4,794,656
Total stockholders’ equity	54,407,381	28,719,656
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$63,835,707	$33,177,900

The accompanying notes are an integral part of these consolidated financial statements

RINEON GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
AND SEPTEMBER 30, 2008

	Three Months Ended (Unaudited)		Nine Months Ended (Unaudited)
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Net premiums earned	$3,510,411	5,012,427	$10,297,802	10,006,851
Investment income	43,071	(12,372)	44,603	—
Net realized and unrealized gains (loss) on securities	2,653,977	786,689	11,123,301	3,686,982
Total revenues	6,207,459	5,786,744	21,465,706	13,693,833
Expenses:
Losses and loss adjustment expenses	3,526,121	3,963,167	7,833,130	7,366,000
Policy acquisition costs	(149,015)	949,589	2,183,538	2,391,347
General and administrative expense	191,947	22,617	239,640	73,119
Total expense	3,569,053	4,935,373	10,256,307	9,830,466
Income from operations before investment income and provision for (benefit from) income tax	2,638,406	851,371	11,209,399	3,863,367
Provision for (benefit from) income tax	—	—	—	—
Minority interest	(488,105)	(157,504)	(2,073,739)	(714,723)
Net income	$2,150,301	$693,867	$9,135,660	$3,148,644
Weighted Average Common Shares Outstanding:
Basic and diluted	2,010,000	7,000,000	4,459,304	7,000,000
Earnings per share:
Basic and diluted	$1.07	$0.10	$2.05	$0.45

The accompanying notes are an integral part of these consolidated financial statements

RINEON GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

	For The Nine Months Ended September 30, 2009	For The Nine Months Ended September 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,135,660	$3,148,644
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Realized and unrealized gains on investments	(11,146,568)	(3,656,281)
Changes in assets and liabilities:
(Increase) decrease in insurance premium receivable	(2,660,934)	301,427
Increase (decrease) in accounts payable	150,431	3,791
Increase (decrease) in related party payables	(14,400)	8,300
Increase (decrease) in unearned premium reserve	1,606,295	11,458
Increase (decrease) in loss reserves	1,154,017	—
Net cash provided by operating activities	(1,775,499)	(182,661)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investments	(36,000,000)	—
Minority interest	2,073,739	714,723
Proceeds from forgiveness of debt	30,565	—
Accrued interest from investments	(21,121)	(18,129)
Net cash provided by (used in) investing activities	(33,916,817)	696,594
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of preferred stock	36,000,000	—
Net cash used in financing activities	36,000,000	—
INCREASE IN CASH	307,684	513,933
CASH, BEGINNING OF YEAR	629,429	505,374
CASH, END OF PERIOD	$937,113	$1,019,307
Supplemental Disclosures
Cash paid during the year for interest	$—	$—
Cash paid during the year for taxes	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

RINEON GROUP, INC.
f/k/a JUPITER RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2009

1. ORGANIZATION AND BUSINESS OPERATIONS

Rineon Group, Inc. f/k/a Jupiter Resources Inc. (the “Company”) was incorporated in the State of Nevada on June 15, 2006, and that is the inception date. The Company was an Exploration Stage Company as defined by Statement of Financial Accounting Standard (SFAS) No. 7 “Accounting and Reporting for Development Stage Enterprises”. The Company acquired a mineral claim located in British Columbia, Canada in March 2007. On May 14, 2008, the claim was forfeited due to nonpayment of renewal fees.

As previously reported by the Company on Form 8-K filed with the Securities and Exchange Commission on May 14, 2009 (the “Form 8-K”), on May 14, 2009 the Company entered into a preferred stock purchase agreement dated as of April 30, 2009 (the “Preferred Stock Purchase Agreement”) under which the Company sold an aggregate of 36,000 shares of its Series A convertible preferred stock (the “Series A Preferred Stock”) to Intigy Absolute Return Ltd., a British Virgin Islands corporation (“Intigy”), for a purchase price of $36,000,000, or $1,000 per share of Series A Preferred Stock. In addition, pursuant to the terms of a stock purchase agreement dated as of May 14, 2009, Rineon agreed to acquire from NatProv Holdings Inc (“NatProv”) 1,985,834 shares of Amalphis common stock, representing approximately 81.5% of the 2,437,500 outstanding shares of Amalphis common stock, for total cash consideration of $36,000,000. The remaining 451,666 of the outstanding Amalphis shares are currently owned by NatProv.

On July 14, 2009, with Rineon’s approval, NatProv converted all of the 1,985,834 shares of Amalphis common stock it agreed to sell to Rineon into 36,000 shares of Amalphis Series A preferred stock (the “Amalphis Preferred Stock”), and on July 15, 2009 issued the Amalphis Preferred Stock to Rineon in lieu of the 1,985,834 shares of Amalphis common stock contemplated by the May 14, 2009 stock purchase agreement. The Amalphis Preferred Stock has a liquidation preference of $1,000 per share, is non-voting, may not be converted into Amalphis common stock, and participates with the common stock in the payment of any dividends by Amalphis. As a result of such transaction, NatProv which owns 451,666 shares of Amalphis common stock, owns 100% of the Amalphis voting shares. The conversion of the 1,985,834 shares of Amalphis common stock into 36,000 shares of Amalphis Preferred Stock was consummated primarily to enable Rineon’s subsidiary Allied Provident Insurance Inc. to continue to comply with Barbados insurance regulations.

Simultaneous with its receipt of the Amalphis Preferred Stock, Rineon, NatProv and Amalphis entered into a stockholders agreement under which the parties agreed that, unless additional shares of Amalphis have previously been issued with Rineon’s prior written consent, in the event of any sale of the outstanding common stock or assets and business of Amalphis, whether by stock sale, asset sale, merger, consolidation or like combination to any person, firm or corporation not affiliated with the parties (a “Sale of Control”), Rineon shall receive the greater of (a) $36,000,000, or (b) 81.5% of the total consideration. NatProv or its transferees shall receive any remaining balance of the total consideration. In addition, the parties agreed that, without the prior written consent of Rineon:

•	the existing members of the board of directors of Amalphis cannot be changed nor may any vacancies on or additions to such board of directors be filled;
•	no additional shares of capital stock of Amalphis may be issued;
•	Amalphis may not incur indebtedness over $0.5 million at any one time or $2.5 million in the aggregate;
•	Amalphis may not change the fundamental nature of its business;
•	Amalphis shall not make any material change in its senior executive officers or management; and
•	Amalphis shall not acquire the securities or assets of any other person, firm or corporation.

RINEON GROUP, INC.
f/k/a JUPITER RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2009

1. ORGANIZATION AND BUSINESS OPERATIONS  – (continued)

In addition, Rineon has a right of first refusal to purchase any Amalphis shares of common stock that any of Amalphis common shareholders wish to sell.

The transactions consummated as set forth above resulted in a change of control of the Company. In connection with such change in control, on May 14, 2009 the board of directors of the Company authorized a change in the fiscal year end of the Company from May 31 to December 31.

Amalphis Group, Inc., (“Amalphis”) was formed in July 2008 as a British Virgin Islands (BVI) Business Company. Amalphis, through it’s wholly owned subsidiary Allied Provident, Inc. (“API”), offers customized reinsurance products in markets where traditional reinsurance alternatives are limited. In addition, the Amalphis was formed to directly sell a variety of property and casualty insurance products to businesses around the world. In September 2008, Amalphis acquired API, an entity that issues customized reinsurance to a United States insurance carrier that offers automotive insurance coverage to drivers who are unable to obtain insurance from standard carriers. API was formed in Barbados on November 9, 2007 by NatProv Holdings Inc., (“NatProv”) a British Virgin Islands corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company, and the notes thereto have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The interim financial information contained herein is not certified or audited; it reflects all adjustments (consisting of only normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the operating results for the periods presented, stated on a basis consistent with that of the audited financial statements.

The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of annual results. The Company manages its business as one reportable segment.

Principles of Consolidation

The consolidated financial statements include the accounts of Amalphis Group Inc. and its wholly owned subsidiary, Allied Provident, Inc. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenues, costs and expenses during the reporting period. Management evaluates these estimates and assumptions on a regular basis. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 605 Revenue Recognition which established that revenue can be recognized when persuasive evidence of an arrangement exists, the product has been shipped, all significant contractual obligations have been satisfied and collection is reasonably assured.

RINEON GROUP, INC.
f/k/a JUPITER RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company’s sources of revenues are as follows:

Premium income — Premiums income includes proceeds collected on written policies. premiums written are recorded as unearned premiums upon policy inception and recognized as revenue on a pro rata basis over the term of the related policy coverage.

Realized gains and losses — Gains and losses on the sale of investments are calculated as the difference between net sale proceeds and the cost basis and are recorded as revenue upon occurrence of the sale transaction.

Interest income — Interest income is generated from the Company’s investment portfolio. Interest income is recognized as revenue as it is earned.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are defined to include cash on hand and cash in the bank.

Insurance contracts

Insurance contracts are defined as those containing significant insurance risk at the inception of the contract or those where, at the inception of the contract, there is a scenario with commercial substance where the level of insurance risk may be significant. The significant insurance risk is dependent upon both the probability of an insured event and the magnitude of its potential effect.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during the period.

Investments

The Company’s investments consist of marketable equity securities. All investments are initially recorded at cost. After initial recognition, investments, which are classified as fair value through income, are measured at fair value.

For investments that are actively traded in organized financial markets, fair value is determined by reference to stock exchange bid market prices at the close of business on the balance sheet date.

All marketable security transactions are recognized on the trade date. Fair value and realized gains and losses adjustments are recorded in the statement of operations.

Loss reserves

Loss reserves include a provision for reported claims plus a provision for losses incurred but not reported. They are determined by Company’s management based upon an estimate of the ultimate settlement value of all pending claims and include estimates of related settlement expenses. Any subsequent differences arising from the difference in the estimated loss reserve and the actual loss incurred will be recorded in the period in which they are determined.

Unearned premium reserve

Any portion of written premium attributable to subsequent periods is deferred as unearned premium. The change in the provision for unearned premium is recorded in the statement of operations in the period of the change.

Liabilities for unpaid claims and claim adjustments

The liabilities for unpaid claims and claim adjustment expenses are based on the estimated ultimate cost of settling the claims, including the effects of inflation and other societal and economic factors. These

RINEON GROUP, INC.
f/k/a JUPITER RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

liabilities are subjected to independent actuarial review by internationally recognized actuarial company and represent the values over a range of actuarially determined expected outcomes. All estimates are calculated gross in respect to time value of money and are net of salvage and subrogation.

There are no liabilities for unpaid claims and claim adjustment expenses relating to short term duration contracts that are presented at present value. No interest rate is set for use in the discount of liabilities for unpaid claims and claims adjustment expenses relating to short term duration contracts.

Future policy benefits

Future policy benefits provide for claims that will occur in the future and are generally calculated as the present value of future expected benefits to be incurred less the present value of future expected net benefit premiums. We calculate our liability for future policy benefits based on assumptions of claim frequency, severity, and persistency. These assumptions are generally established at the time a policy is issued. The assumptions used in the calculations are closely related to those used in developing the gross premiums for a policy. As required by GAAP, we also include a provision for adverse deviation, which is intended to accommodate adverse fluctuations in actual experience

Acquisition costs

Acquisition costs are expensed as premium is earned. Due to the short term nature of the business underwritten, no significant amount of deferred acquisition costs results and, therefore, amounts incurred are expensed. Any deferred acquisition costs are accounted for as a net amount in unearned premium reserve.

Advertising Costs

All advertising costs are charged to expense as incurred. There was no advertising expense for the period ended September 30, 2009.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be received to see an asset or amount paid to transfer a liability in a current transaction between market participants, other than in a forced sale or liquidation, at the measurement date. The carrying amounts of financial instruments, including cash, accounts payable and accrued expenses approximate fair value because of the relatively short maturity of the instruments.

RINEON GROUP, INC.
f/k/a JUPITER RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. The range of estimated useful lives to be used to calculate depreciation for principal items of property and equipment are as follows:

Asset Category	Depreciation/ Amortization Period
Furniture and Fixture	3 Years
Office equipment	3 Years
Leasehold improvements	5 Years

Income Taxes

Deferred income taxes are recognized based on the provisions of ASC 740 Income Taxes for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Under the provision of the Exempt Insurance Act of Barbados, the Company is liable to tax at zero percent for the first fifteen years of its operations and, thereafter, at 2% on the first $125,000 of taxable income. As a result, no provision for taxes has been recorded in the Company’s statement of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006, and the Company adopted this provision upon its inception. Because the Company is not currently liable for taxes, the adoption of FIN 48 did not have a material impact on its consolidated results of operations or financial condition.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company. As of September 30, 2009, there were no potential dilutive instruments that could result in share dilution.

Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes.

RINEON GROUP, INC.
f/k/a JUPITER RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There was no impairment of long-lived assets as of September 30, 2009.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation —  Stock Compensation. The ASC provides that instruments that were originally issued as employee compensation and then modified, and that modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees, then no change in the recognition or the measurement (due to a change in classification) of those instruments will result if both of the following conditions are met: (a). There is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (b). All holders of the same class of equity instruments (for example, stock options) are treated in the same manner.

Accounting Standards Updates

In June 2009, the Financial Accounting Standards Board (FASB) issued its final Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a Replacement of FASB Statement No. 162”. SFAS No. 168 made the FASB Accounting Standards Codification (the Codification) the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for the Company beginning July 1, 2009. Following SFAS No. 168, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates (ASU). The FASB will not consider ASUs as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification.

In August 2009, the FASB issued ASU 2009-05 which includes amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures — Overall”. The update provides clarification that in circumstances, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the techniques provided for in this update. The amendments in this ASU clarify that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance provided in this ASU is effective for the first reporting period, including interim periods, beginning after issuance. The adoption of this standard did not have a material impact on the Company’s consolidated financial position and results of operations as of September 30, 2009 as the Company’s material investment was made effective September 29, 2009 just one day prior to the end of the quarter. This standard may have a material impact in future reporting periods.

RINEON GROUP, INC.
f/k/a JUPITER RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In September 2009, the FASB issued ASU 2009-06, Income Taxes (Topic 740), “Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities”, which provides implementation guidance on accounting for uncertainty in income taxes, as well as eliminates certain disclosure requirements for nonpublic entities. For entities that are currently applying the standards for accounting for uncertainty in income taxes, this update shall be effective for interim and annual periods ending after September 15, 2009. For those entities that have deferred the application of accounting for uncertainty in income taxes in accordance with paragraph 740-10-65-1(e), this update shall be effective upon adoption of those standards. The adoption of this standard is not expected to have an impact on the Company’s consolidated financial position and results of operations since this accounting standard update provides only implementation and disclosure amendments.

In September 2009, the FASB has published ASU No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820) — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This ASU amends Subtopic 820-10, “Fair Value Measurements and Disclosures — Overall”, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent). This ASU also requires new disclosures, by major category of investments including the attributes of investments within the scope of this amendment to the Codification. The guidance in this Update is effective for interim and annual periods ending after December 15, 2009. Early application is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In October 2009, the FASB has published ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple Deliverable Revenue Arrangements”, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, “Revenue Recognition-Multiple-Element Arrangements”, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method and also requires expanded disclosures. The guidance in this update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to have any impact on the Company’s consolidated financial position and results of operations.

In October 2009, the FASB has published ASU 2009-14, “Software (Topic 985) — Certain Revenue Arrangements that Include Software Elements” and changes the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are excluded from the software revenue guidance in Subtopic 985-605, “Software-Revenue Recognition”. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance. The guidance in this ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to have any impact on the Company’s consolidated financial position and results of operations.

Other ASUs not effective until after September 30, 2009, are not expected to have a significant effect on the Company’s consolidated financial position or results of operations.

RINEON GROUP, INC.
f/k/a JUPITER RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2009

3. FAIR VALUE

The Company records fair value of monetary and nonmonetary instruments in accordance with ASC 820 Fair Value Measurements and Disclosures. The ASC establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements. Adopting this statement has not had an effect on the Company’s financial condition, cash flows, or results of operations.

In accordance with ASC 820, the financial instruments have been categorized, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

•	Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. Government securities and active exchange-traded equity securities).
•	Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain corporate and municipal bonds and certain preferred stocks). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	Level 3: Inputs that are unobservable. Unobservable inputs reflect the reporting entity’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

The composition of the investment portfolio as of September 30, 2009 was

	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value	Total Fair Value	Cost
Equity securities	39,712,249	—	—	39,712,249	21,895,000
Corporate debt securities	—	678,657	—	678,657	655,390
	$39,712,249	$678,657	$—	$40,390,906	$22,550,390

Our portfolio of equity securities are classified as Level 1 in the above table and are priced exclusively by external sources, including: pricing vendors, dealers/market makers, and exchange quoted prices.

Vendor quoted prices represent 50% of Level 1 classifications. The balance of Level 1 pricing comes from quotes obtained directly from trades made on an active exchange. The Company reviewed independent documentation detailing the pricing techniques, models, and methodologies used by these pricing vendors and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. The Company continues to monitor any changes or modifications to their process due to the recent market events. During 2008, and more specifically, in the fourth quarter, the Company reviewed each sector for transaction volumes to determine if sufficient liquidity and activity existed. It was determined that, while overall activity or liquidity is below historical averages, sufficient activity and liquidity existed to provide a source for market level valuations.

Our portfolio of corporate debt securities are classified as Level 2 in the above table and are priced from quoted prices for identical or similar instruments in markets that are not active.

During each valuation period, internal estimations of portfolio valuation (performance returns) are created based on current market-related activity (i.e., interest rate and credit spread movements and other

RINEON GROUP, INC.
f/k/a JUPITER RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2009

3. FAIR VALUE  – (continued)

credit-related factors) within each major sector of our portfolio. Internally generated portfolio results are compared with those generated based on quotes we received externally and research material valuation differences.

Based on the criteria described above, the Company believes that the current level classifications are appropriate based on the valuation techniques used and that our fair values accurately reflect current market assumptions in the aggregate.

4. SCHEDULE OF INVESTMENTS

The Company’s investment in equity securities consisted of the following as of September 30, 2009:

Investment	Fair Value	Original Cost	Realized Gain	Unrealized Gain	Total
Equity securities	$39,712,249	$21,895,000	$—	$17,817,249	$39,712,249

The Company’s investment in corporate debt securities consisted of the following as of September 30, 2009:

Investment	Fair Value	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Losses	Net Carrying Amount
Corporate debt securities, 6% interest compounded annually, all due at maturity on September 12, 2013	$678,657	$23,267	$—	$678,657

5. LOSS RESERVES

Loss reserves include a provision for reported claims plus a provision for losses incurred but not reported. The Company reported the following activity throughout its loss reserve account during from inception through June 30, 2009.

Balance at beginning of period	$—
Amount charged to cost and expense	320,703
Balance as of December 31, 2007	320,703
Amount charged to cost and expense during 2008	2,945,699
Balance as of December 31, 2008	3,266,402
Amount charged to cost and expense through September 2009	1,154,017
Balance as of September 30, 2009	$4,420,419

6. RELATED PARTY TRANSACTIONS

The Company had outstanding as of December 31, 2008 notes payable in the amount of $8,300 that are payable to Koah Kruse who owned 71.4% of the common stock of the Company at that time.

One of the members of API’s Board of Directors is the chief executive officer of Lindsay General Insurance, which manages underwriting, policy issuance and claims on behalf of Drivers Insurance Company. API’s auto reinsurance policy was issued to Drivers.

RINEON GROUP, INC.
f/k/a JUPITER RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2009

7. COMMON STOCK

The Company is authorized to issue 75,000,000 shares with a par value of $0.001 per share and no other class of shares is authorized.

On March 9, 2007, the Company sold 5,000,000 shares of common stock at a price of $0.001 per share for cash proceeds of $5,000.

On March 30, 2007, the Company sold 650,000 shares of common stock at a price of $0.01 per share for cash proceeds of $6,500.

On April 20, 2007, the Company sold 200,000 shares of common stock at a price of $0.01 per share for cash proceeds of $2,000.

On May 17, 2007, the Company sold 50,000 shares of common stock at a price of $0.01 per share for cash proceeds of $500.

On June 15, 2007, the Company sold 650,000 shares of common stock at a price of $0.01 per share for cash proceeds of $6,500.

On June 28, 2007, the Company sold 450,000 shares of common stock at a price of $0.01 per share for cash proceeds of $4,500.

Simultaneous with the sale of the Series A Preferred Stock, Darcy George Roney, an individual who owned 5,000,000 shares of Rineon common stock sold 4,990,000 of his shares back to Rineon for $25,000, which shares were cancelled. As a result of such stock redemption, an aggregate of 2,010,000 shares of Rineon common stock are currently issued and outstanding.

The Company has no stock option plan, warrants or other dilutive securities.

ANNEX A

THE COMPANIES LAW (AS AMENDED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM AND ARTICLES
OF
ASSOCIATION
OF

GEROVA FINANCIAL GROUP, LTD.
(formerly Asia Special Situation Acquisition Corp.)
(adopted by Special Resolution passed on 19 January 2010 and effective on •   January 2010)

THE COMPANIES LAW (AS AMENDED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF

GEROVA FINANCIAL GROUP, LTD.
(formerly Asia Special Situation Acquisition Corp.)
(adopted by Special Resolution passed on 19 January 2010 and effective on •   January 2010)

1	The name of the Company is Gerova Financial Group, Ltd. (the “Company”).
2	The registered office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.
3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law (2009 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands (the “Statute”).
4	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.
5	The share capital of the Company is US$36,000.00 divided into 350,000,000 Ordinary Shares of a par value of US$0.0001 each and 10,000,000 preferred shares of a par value of US$0.0001 each provided always that subject to the Statute and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.
6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
7	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES LAW (AS AMENDED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF

GEROVA FINANCIAL GROUP, LTD.
(formerly Asia Special Situation Acquisition Corp.)
(adopted by Special Resolution passed on 19 January 2010 and effective on •   January 2010)

INTERPRETATION

1	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Acquisition Agreements”	means the collective reference to the various agreements and plans of merger, asset purchase agreements and other agreements, and the other exhibits, schedules and instruments relating thereto, pursuant to which, inter alia, the Company or a direct or indirect Subsidiary of the Company has acquired or shall hereafter acquire any or all of: (a) the Amalphis Exchange Shares pursuant to the Amalphis Exchange Agreement, (b) all or substantially all of the equity and assets (subject to assumption of liabilities) of the Stillwater Funds, (c) all or substantially all of the assets (subject to assumption of liabilities) of the Wimbledon Funds, and (d) all or substantially all of the equity of Northstar Group Holdings, Ltd., a Bermuda company.
“Adjusted Purchase Value”	means 100% of the Appraised NAV.
“Affiliates”	of any particular Person means any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by or under common control with such Person. For purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Amalphis”	means Amalphis Group, Inc., a British Virgin Islands company.
“Amalphis Exchange Agreement”	means the share exchange agreement, dated as of December 31, 2009 among Amalphis, Rineon Group, Inc., a Nevada corporation, NatProv Holdings, Inc., a British Virgin Islands company, the Company, and the other parties signatory thereto, pursuant to which, inter alia, in exchange for Series A Preferred Shares, the Company shall acquire, through its receipt of the Amalphis Exchange Shares, a controlling interest in Amalphis and its consolidated Subsidiaries, including without limitation, Allied Provident Insurance Company and (if acquired) the Wimbledon Funds.
“Amalphis Exchange Shares”	means all of the issued and outstanding shares of Amalphis preferred shares that are issued pursuant to the Amalphis Exchange Agreement.
“Appraised NAV”	means, as applicable, the Net Asset Value of any one or more Person as at December 31, 2009, as audited, appraised or valued based upon the NAV Valuation Methods.

“Articles”	means these articles of association of the Company.
“Audit Committee”	means the audit committee of the Company formed pursuant to Article 123.1, or any successor audit committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Bloomberg”	means Bloomberg, L.P. (or any successor to its function of reporting share prices).
“Business Day”	means any day, other than a Saturday or Sunday, or a day on which banking institutions in the State of New York, United States, are authorized or obligated by law, regulation or executive order to close.
“Class”	means any class or classes of Shares as may from time to time be issued by the Company.
“clearing house”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.
“Closing Date”	means the applicable date(s) of consummation of the various transactions contemplated by the Acquisition Agreements.
“Company”	means Gerova Financial Group, Ltd., a Cayman Islands exempted company.
“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to the Members.
“Compensation Committee”	means the compensation committee of the Company formed pursuant to Article 123.3, or any successor compensation committee.
“competent regulatory authority”	a competent regulatory authority in the territory where the Shares (or depositary receipts) are listed or quote on a stock exchange or interdealer quotation system in such territory.
“Conversion Price”	means $7.50, as the same may from time to time be adjusted prior to the Initial Conversion Date pursuant to Article 175.
“Conversion Ratio”	means as to any Person or Persons, that ratio (expressed as “___:1”) of that number of Conversion Shares into which one (1) full Series A Preferred Share issued pursuant to the Acquisition Agreement relating thereto shall be converted; all as determined in accordance with the provisions of the applicable Acquisition Agreement.
“Conversion Shares”	means that number of Ordinary Shares issuable upon the automatic conversion of all of the Series A Preferred Shares issued pursuant to each of the applicable Acquisition Agreements, as shall be calculated by dividing: (i) the Purchase Value applicable to any one or more Persons who is a party to the Acquisition Agreements; which Purchase Value may be adjusted on or prior to the Initial Conversion Date to the Adjusted Purchase Value pursuant to the provisions of the applicable Acquisition Agreement; by (ii) the Conversion Price then in effect. All Conversion Shares shall be fully paid and non-assessable Ordinary Shares.
“Convertible Securities”	means any notes, debentures, evidences of Indebtedness or other securities that are convertible into or exchangeable for Ordinary Shares.
“Designated Stock Exchange”	means the NYSE Amex Exchange or any other securities exchange on which the Ordinary Shares may be traded from time to time.

“Dilutive Issuance”	means an issuance or sale, or deemed issuance or sale, of any Ordinary Shares, including pursuant to the issuance of Options, for no consideration or for a consideration per share (before deduction of reasonable expenses or commissions or underwriting discounts or allowances in connection therewith) less than the Conversion Price in effect on the date of such issuance (or deemed issuance) of such Ordinary Shares.
“Directors”	means the directors for the time being of the Company, or as the case may be, the directors assembled as a board or as a committee thereof.
“Dollars” or “$”	means the lawful currency of the United States.
“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by the Directors.
“Electronic Record”	has the same meaning as in the Electronic Transactions Law (2003 Revision) and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.
“Exchange Act”	means the United States Securities Exchange Act 1934, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.
“Executive office”	means such office of the Company as the Directors may from time to time determine to be the principal office of the Company.
“Governmental Entity”	means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.
“Holder”	means the collective reference to any one or more holder(s) of Series A Preferred Shares.
“Indebtedness”	means the collective reference to (i) all loans, advances, debts, liabilities, obligations, covenants and duties owing by the Company or any Subsidiary of any kind or nature, present or future, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification or in any other manner, whether direct or indirect (including, without limitation, those acquired by assignment, purchase, discount or otherwise), whether absolute or contingent, due or to become due, and however acquired, including all interest, charges, expenses, commitment, facility or other fees, attorneys’ fees, and any other sum properly chargeable to the Company under any of the foregoing, (ii) any and all other indebtedness secured by the assets of the Company or any Subsidiary, (iii) any and all other obligations designated as “senior indebtedness” or “secured indebtedness” by the terms thereof, (iv) any and all leases which, under generally accepted accounting principles would be capitalized on the balance sheet of the Company or any Subsidiary, and (v) any and all other indebtedness incurred in connection with the amendment, restatement, refinancing or replacement of any of the foregoing.
“Independent Director”	means a director who is an independent director as defined in the rules and regulations of the Designated Stock Exchange.
“Initial Conversion Date”	means July 31, 2010.

“Issuance Date”	means the date of issuance of the Series A Preferred Shares in accordance with the terms of the applicable Acquisition Agreement.
“Majority Holders”	means the Holders of a majority of the then outstanding Series A Preferred Shares.
“Market Price”	means, as of any Trading Day, (i) the last reported sale prices for the Ordinary Shares on the Designated Stock Exchange as reported by Bloomberg or (ii) if there is no Designated Stock Exchange, the average of the last reported sale prices on the principal trading market for the Ordinary Shares as reported by Bloomberg, or (iii) if market value cannot be calculated as of such date on any of the foregoing bases, the Market Price shall be the fair market value as reasonably determined in good faith by (A) the Directors, or (B) at the option of the Majority Holders by an independent investment bank of nationally recognized standing in the valuation of businesses similar to the business of the Company. The manner of determining the Market Price set forth herein shall apply with respect to any other security in respect of which a determination as to market value must be made hereunder.
“Member” or “Shareholder”	means a Person who is registered as the holder of Shares in the Register of Members and includes each subscriber to the Memorandum pending entry in the Register of Members of such subscriber.
“Memorandum”	means the memorandum of association of the Company, as amended or substituted from time to time.
“NAV Valuation Methods”	means the methods used in valuing the net asset values of various types of assets that are the subject of the Acquisition Agreements (as may be set forth on the schedules to such Acquisition Agreements), or such other valuation methods as shall be reasonably satisfactory to the Company.
“Net Asset Value” or “NAV”	means, as at any date in question, with respect to any Person: (a) the net asset value of such Person as determined in accordance with the NAV Valuation Methods, less (b) all liabilities and obligations of such Person.
“Nominating Committee”	means the nominating, governance and public affairs committee of the Company formed pursuant to Article 123.2, or any successor nominating, governance and public affairs committee.
“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting. An ordinary resolution includes a written resolution approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the ordinary resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.
“Ordinary Shares”	means the Ordinary Shares of the Company, par value $0.0001 per share, together with any securities into which the Ordinary Shares may be reclassified.

“Ordinary Shares Deemed Outstanding”	shall mean the number of Ordinary Shares actually outstanding, plus (x) the maximum total number of Ordinary Shares issuable upon the exercise of Options, as of the date of such issuance or grant of such Options, if any, and (y) the maximum total number of Ordinary Shares issuable upon conversion or exchange of Convertible Securities (including the Series A Preferred Shares), as of the date of issuance of such Convertible Securities, if any.
“Original Issue Price”	means the sum of U.S. One Thousand ($1.000.00) Dollars, representing the aggregate purchase price for each Series A Preferred Share at the Stated Value.
“Person”	means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, Governmental Entity or other entity.
“Purchase Value”	means the U.S. dollar value of the consideration given in exchange for Series A Preferred Shares as set forth in each of the applicable Acquisition Agreements (whether expressed as a fixed dollar amount or simply as consideration in the applicable Acquisition Agreement), as the same may be adjusted subsequent to the Issuance Date as provided in the applicable Acquisition Agreements.
“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“SEC”	means the United States Securities and Exchange Commission or any other federal agency for the time being administering the Securities Act and the Exchange Act.
“Securities Act”	means the United States Securities Act 1933, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.
“Series A Preferred Shares”	means the 1,000,000 preferred shares of the Company, which have been designated by the Directors as Series A Fixed Price Mandatory Convertible Preferred Shares, and having the rights, preferences, privileges and restrictions set out in these Articles.
“Share” and “Shares”	means a share or shares in the Company and includes a fraction of a share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require.
“Special Resolution”	means a resolution passed by a majority of not less than two-thirds of votes cast of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting. A special resolution includes a written resolution approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Stated Value”	means one thousand Dollars ($1,000.00) for each Series A Preferred Share.
“Statute”	means the Companies Law (2009 Revision) of the Cayman Islands.
“Stillwater Acquisition Agreements”	means those Acquisition Agreements among the Company, a Subsidiary of the Company, Stillwater Capital Partners, Inc., the applicable Stillwater Fund or Stillwater Funds and any other Person party thereto.
“Stillwater Fund(s)”	means any one or more of the Delaware limited partnerships, limited liability companies and/or Cayman Islands Persons referred to in the Stillwater Acquisition Agreements.
“Subsidiary”	means as to any Person, with respect to any other person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.
“Trading Day”	means any day on which the Ordinary Shares is traded for any period on the Designated Stock Exchange or other securities market on which the Ordinary Shares is then being traded.
“Wimbledon Funds”	means the collective reference to Wimbledon Financing Master Fund Ltd. and Wimbledon Real Estate Financing Master Fund Ltd., both Cayman Islands exempted companies.
2	In the Articles:
2.1	words importing the singular number include the plural number and vice versa;
2.2	words importing the masculine gender include the feminine gender;
2.3	words importing persons include corporations;
2.4	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;
2.5	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;
2.6	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;
2.7	headings are inserted for reference only and shall be ignored in construing these Articles; and
2.8	in these Articles Section 8 of the Electronic Transactions Law (2003 Revision) shall not apply.

COMMENCEMENT OF BUSINESS

3	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.
4	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

ISSUE OF SHARES

5	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a

Share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.
6	Without prejudice to the generality of Article 5, the Directors may authorise by resolution or resolutions from time to time:
6.1	the issuance of one or more Classes or series of preferred shares and may fix the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each Class or series, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences, and
6.2	the increase or decrease of the size of any Class or series of preferred shares (but not below the number of shares of any Class or series of preferred shares then outstanding or above the number of shares of any Class or series of preferred shares then authorized) to the extent permitted by applicable law.
7	Neither the Company nor the Directors shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make available any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Directors, be unlawful or impractical. Members affected as a result of the foregoing shall not be, or be deemed to be, a separate class of Members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any Class or series of preferred shares or contained within the terms of such Class or series of preferred shares, no vote of the holders of preferred shares or of the holders of Ordinary Shares shall be a prerequisite to the issuance of any Shares of any Class or series of the preferred shares authorized by and complying with the conditions in the Memorandum or these Articles. The Directors may issue Classes of Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate.
8	The Directors may issue Options or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.
9	The Company shall not issue Shares to bearer.

REGISTER OF MEMBERS

10	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

11	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty days in any calendar year. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members the Register of Members shall be closed for at least ten days immediately preceding the meeting.
12	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or in order to make a determination of Members for any other purpose.

13	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CERTIFICATES FOR SHARES

14	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. No certificate shall be issued representing Shares of more than one class. All certificates surrendered to the Company for transfer shall be cancelled and subject to these Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled and until a fee, not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine, has been paid by the transferee.
15	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.
16	Share certificates shall be issued within the relevant time limit as prescribed by the Statute or as the Designated Stock Exchange may from time to time determine, whichever is shorter, after the allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a transfer with the Company.
17	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

TRANSFER OF SHARES

18	Subject to the terms of these Articles, Shares are transferable subject to the consent of the Directors who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal. If the Shares in question were issued in conjunction with options or warrants issued pursuant to Article 8 on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.
19	The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

REDEMPTION AND REPURCHASE OF SHARES

20	Subject to the provisions of the Statute and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may issue Shares or other securities that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner as the Directors may determine at the time of or prior to the issuance of such Shares or as may otherwise be authorised by or pursuant to these Articles.
21	Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase its own Shares (including any redeemable Shares), provided that the Members shall have approved the manner of purchase by Ordinary Resolution and provided further that the Company may not purchase any outstanding Series A Preferred Share without approval of the Holder thereof, except as may be permitted by the applicable Acquisition Agreement.
22	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

VARIATION OF RIGHTS OF SHARES

23	Subject to Article 179, if at any time the share capital of the Company is divided into different Classes of Shares, the rights attached to any Class (unless otherwise provided by the terms of issue of the Shares of that Class) may, whether or not the Company is being wound up, be varied with the consent in writing of holders of three-quarters of the issued Shares of that Class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the Shares of that Class.
24	The provisions of these Articles relating to general meetings shall apply to every Class meeting of the holders of one Class of Shares except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the Class and that any holder of Shares of the Class present in person or by proxy may demand a poll.
25	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

COMMISSION ON SALE OF SHARES

26	The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares of the Company. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

NON RECOGNITION OF TRUSTS

27	The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

28	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.
29	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

30	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.
31	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALL ON SHARES

32	Subject to the terms of the allotment the Directors may from time to time make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.
33	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.
34	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.
35	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest wholly or in part.
36	An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.
37	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.
38	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.
39	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

40	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days notice requiring payment of the amount unpaid together with any interest, which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.
41	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

42	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.
43	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.
44	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.
45	The provisions of these Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

TRANSMISSION OF SHARES

46	If a Member dies the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share, which had been jointly held by him.
47	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some person nominated by him as the transferee. If he elects to become the holder he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before his death or bankruptcy, as the case may be.
48	If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.
49	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share. If the notice is not complied with within ninety days the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

UNTRACEABLE MEMBERS

50	Without prejudice to the rights of the Company under Article 51, the Company may cease sending cheques for dividend entitlements by post if such cheques have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements after the first such occasion on which such a cheque is return undelivered.

51	The Company shall have the power to sell, in such a manner as the Directors thinks fit, any Shares of a Member who is untraceable, but no such sale shall be made unless:
51.1	all cheques in respect of dividends of the Shares in question, being not less than three in total number, for any sum payable in cash to the holder of such Shares in respect of them sent during the relevant period in the manner authorised by these Articles have remained uncashed;
51.2	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such Shares or of a person entitled to receive such Shares by death, bankruptcy or operation of law; and
51.3	the Company, if so required by the rules governing the listing of the Shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such Shares in the manner required by the Designated Stock Exchange, and a period of three months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purposes of this Article, the “relevant period” means the period commencing twelve years before the publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

52	To give effect to a sale under Article 51, the Directors may authorize some person to transfer the said Shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be effective as if it had been executed by the registered holder or the person entitled by transmission to such Shares, and the purchaser shall not be bound to see the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under Article 51 shall be valid and effective notwithstanding that the Member holding the Shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND
ALTERATION OF CAPITAL

53	The Company may by Ordinary Resolution:
53.1	increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
53.2	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;
53.3	without prejudice to the powers of the Directors under Articles 5 to 8, divide its Shares into several Classes and without prejudice to any special rights previously conferred on the holders of existing Classes of Shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a Class of Shares has been authorised by the Company no resolution of the Company in general meeting is required for the issuance of Shares of that class and the Directors may issue Shares of that Class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues Shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes Shares with different voting rights, the designation of each Class of Shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;
53.4	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and
53.5	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.
54	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.
55	Subject to the provisions of the Statute and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:
55.1	change its name;
55.2	alter or add to these Articles;
55.3	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and
55.4	reduce its share capital and any capital redemption reserve fund.

REGISTERED OFFICE

56	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

57	All general meetings other than annual general meetings shall be called extraordinary general meetings.
58	The Company shall in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.
59	The majority of the Directors, the chief executive officer, the president, the chief financial officer or the chairman of the board of Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.
60	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than ten per cent in par value of the capital of the Company which as at that date carries the right of voting at general meetings of the Company.
61	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.
62	If the Directors do not within twenty-one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one days.
63	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

64	At least ten days’ notice shall be given of any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:
64.1	in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and
64.2	in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five per cent in par value of the Shares giving that right.
65	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

66	All business transacted at an extraordinary general meeting or an annual general meeting shall be deemed special, with the exception of:
66.1	the declaration and sanctioning of dividends;
66.2	consideration and adoption of the accounts and balance sheet and the reports of Directors and Auditors and other documents required to be annexed to the balance sheet;
66.3	the election of Directors;
66.4	appointment of Auditors (where special notice of the intention for such appointment is not required by applicable law) and other officers;
66.5	the fixing or remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors;
66.6	the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20 per cent in nominal value of its existing share capital; and
66.7	the granting of any mandate or authority to the Directors to repurchase the securities of the Company.
67	No business shall be transacted at any general meeting unless a quorum is present. A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise more than fifty percent (50%) of the voting rights of the Shares of each Class or series of Shares entitled to vote as a Class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon unless the Company has only one Member entitled to vote at such general meeting in which case a quorum shall be that one Member present in person or by proxy or (in the case of a Company or other non-natural person) by a duly authorised representative.
68	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.
69	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

70	If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.
71	The chairman, if any, of the board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.
72	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.
73	The chairman may, with the consent of a meeting at which a quorum is present, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.
74	If an amendment is proposed to any resolution under consideration but in good faith is ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.
75	A resolution put to the vote of the meeting shall be decided on a show of hands unless:
75.1	before, or on the declaration of the result of, the show of hands, the chairman demands a poll; or
75.2	any other Member or Members collectively present in person or by proxy and holding at least ten per cent in par value of the Shares giving a right to attend and vote at the meeting demand a poll; or
75.3	a poll is required by the rules of the Designated Stock Exchange; or
75.4	if required by the rules of the Designated Stock Exchange, any Director or Directors who, individually or collectively, hold proxies in respect of Shares representing five per cent or more of the total voting rights at such meeting demand a poll.
76	Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.
77	The demand for a poll may be withdrawn.
78	Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.
79	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

80	All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Statute. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

VOTES OF MEMBERS

81	Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural Person is present by its duly authorised representative or proxy, shall have one vote and on a poll every Member shall have one vote for every Share of which he is the holder.
82	In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.
83	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.
84	No person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a Class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.
85	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.
86	On a poll or on a show of hands votes may be cast either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands.
87	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.
88	Any person entitled under Article 47 to be registered as the holder of any Shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such Shares, provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Directors of his entitlement to such Shares, or the Directors shall have previously admitted his right to vote at such meeting in respect thereof.

PROXIES

89	The instrument appointing a proxy, if in writing, must be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a Company under the hand of an officer or attorney duly authorised for that purpose. If the instrument appointing a proxy is submitted by means of an electronic communication, it must be submitted from the appointor’s or attorney’s personal or business Internet protocol address. A proxy need not be a Member of the Company.
90	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose, or submitted via electronic communication to a person designated in the notice convening the meeting, or in any instrument of proxy sent out by the Company, no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. An instrument of proxy that is not deposited or submitted in the manner permitted shall be invalid.
91	The instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve (including an electronic communication) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.
92	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.
93	Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATE MEMBERS

94	Any corporation or other non-natural Person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the Person which he represents as the Person could exercise if it were an individual Member.
95	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

SHARES THAT MAY NOT BE VOTED

96	Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

DIRECTORS

97	There shall be a board of Directors consisting of not less than five persons (exclusive of alternate Directors) provided however that the Company may from time to time by Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the subscribers.
98	The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of these Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand elected for a term expiring at the Company’s annual general meeting held in 2011, the Class II Directors shall stand elected for a term expiring at the Company’s annual general meeting held in 2012, and the Class III Directors shall stand elected for a term expiring at the Company’s annual general meeting held in 2013. Commencing at the Company’s annual general meeting held in 2011, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the succeeding annual general meeting to be held approximately three (3) years after their election. Except as the Statute or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in these Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

POWERS OF DIRECTORS

99	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.
100	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.
101	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.
102	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

APPOINTMENT AND REMOVAL OF DIRECTORS

103	Subject to Article 98, the Company may by Ordinary Resolution appoint any person to be a Director (either to fill a vacancy or as an additional Director) or may by Ordinary Resolution remove any Director.
104	Subject to Article 98, the Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

VACATION OF OFFICE OF DIRECTOR

105	The office of a Director shall be vacated if:
105.1	he gives notice in writing to the Company that he resigns the office of Director; or
105.2	he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; or
105.3	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or
105.4	he is found to be or becomes of unsound mind; or

105.5	subject to the terms set forth in any Acquisition Agreement, all the other Directors of the Company (being not less than two in number) resolve that he should be removed as a Director.

PROCEEDINGS OF DIRECTORS

106	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.
107	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.
108	A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.
109	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.
110	A Director or alternate Director may, or other officer of the Company on the requisition of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held.
111	The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.
112	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.
113	All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.
114	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

PRESUMPTION OF ASSENT

115	A Director of the Company who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIRECTORS’ INTERESTS

116	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.
117	A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.
118	A Director or alternate Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.
119	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.
120	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.
121	Following a declaration being made pursuant to Article 118 or 119, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the Designated Stock Exchange, and unless disqualified by the chairman of the relevant meeting of the Directors, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

122	The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

DELEGATION OF DIRECTORS’ POWERS

123	The Directors may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying. The Directors have established an Audit Committee, a Nominating, Governance and Public Affairs Committee, and a Compensation Committee. The duties and responsibilities of such committees shall be set forth in any charters established by the Directors. The Directors may, in their sole and absolute discretion, amend the charters governing such committees, subject to the applicable rules and regulations of the SEC and the Designated Stock Exchange.
124	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.
125	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.
126	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.
127	The Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by resolution of the Directors or Members.

ALTERNATE DIRECTORS

128	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.
129	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.
130	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.
131	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.
132	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

NO MINIMUM SHAREHOLDING

133	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares, and a Director who is not a Member shall be entitled to receive notice of and attend and speak at any general meeting of the Company and of all classes of Shares.

REMUNERATION OF DIRECTORS

134	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.
135	The Directors may by resolution approve additional remuneration to any Director for any services other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

SEAL

136	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.
137	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.
138	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

139	Subject to the Statute and this Article, the Directors may declare dividends and distributions on Shares in issue and authorise payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.
140	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.
141	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.
142	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.
143	Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

144	No dividend or distribution shall bear interest against the Company.
145	Any dividend which cannot be paid to a Member and/or which remains unclaimed after six months from the date of declaration of such dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend shall remain as a debt due to the Member. Any dividend which remains unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALISATION

146	The Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

SUBSCRIPTION RIGHTS RESERVE

147	The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Statute:
147.1	If, so long as any of the rights attached to any warrants issued by the Company to subscribe for Shares shall remain exercisable, the Company does any act or engage in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a Share, then the following provisions shall apply:
147.1.1	as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the “Subscription Rights Reserve”), the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional Shares required to be issued and allotted credited as fully paid pursuant to Article 146.1.3 below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional Shares in full as and when the same are allotted;
147.1.2	the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than the share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;
147.1.3	upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of Shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of Shares as is equal to the difference between:

(i)	the same amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and
(ii)	the nominal amount of Shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for Shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of Shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and
147.1.4	if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of Shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Directors shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, the share premium account) for such purpose until such additional nominal amount of Shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid Shares then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of Shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one Share in the like manner as the Shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Directors may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.
147.2	Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other Shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in Article 146.1, no fraction of any Share shall be allotted on exercise of the subscription rights.
147.3	The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder of class of warrantholders under this Article without the sanction of a Special Resolution of such warrantholders or class of warrantholders.
147.4	A certificate or report by the Auditor as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purpose for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of Shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

BOOKS OF ACCOUNT

148	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

149	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.
150	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

AUDIT

151	The Company has established an Audit Committee. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.
152	The Directors have adopted a formal written Audit Committee charter and they shall review and assess the adequacy of the formal written charter on an annual basis.
153	[Intentionally Omitted]
154	Subject to applicable law and the rules of the Designated Stock Exchange:
154.1	at the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an Auditor who shall hold office until the Members appoint another Auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall during, his continuance in office, be eligible to act as Auditor;
154.2	a person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less then fourteen days before the annual general meeting and furthermore the Company shall send a copy of such notice to the retiring Auditor;
154.3	the Members may, at any general meeting convened and held in accordance with these Articles, by Special Resolution remove the Auditor at any time before the expiration of its term of office and shall by Ordinary Resolution at that meeting appoint another Auditor in its stead for the remainder of its term.
155	Subject to the Statute, the accounts of the Company shall be audited at least once in every year.
156	The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.
157	If the office of Auditor becomes vacant by resignation or if the Auditor becomes bankrupt or makes any arrangement or composition with its creditors generally, the Directors shall fill the vacancy and determine the remuneration of such Auditor.
158	Every Auditor shall have a right of access at all reasonable times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.
159	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by it with the books, accounts and vouchers relating thereto, and it shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from the Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standard referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

NOTICES

160	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent airmail. Notice may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange and giving to the Member a notice (in the manner set out above) stating that the notice or other document is available there.
161	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.
162	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.
163	Notice of every general meeting shall be given in any manner hereinbefore authorised to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

WINDING UP

164	If the Company shall be wound up and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, subject to the rights of the holders of any Class of preferred shares, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions, including all preferred shares.
165	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

INDEMNITY

166	Every Director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or wilful default. Such indemnification shall include the payment of any legal retainer or fees incurred by such Director, agent or officer of the Company in his defense against such liability. No such Director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the fraud or wilful default of such Director, agent or officer.

FINANCIAL YEAR

167	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation of the Company, shall begin on 1st January in each year.

TRANSFER BY WAY OF CONTINUATION

168	If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Ordinary Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

SERIES A PREFERRED SHARES

169	In accordance with the authority granted to them by Article 6, by resolution dated 19 January 2010, the Directors have authorised the issuance of up to 1,000,000 Series A Preferred Shares. Notwithstanding any other provision of these Articles, this Article 169 and Article 170 through Article 182 shall apply to such Series A Preferred Shares during the period commencing upon the adoption of these Articles and terminating on the close of business, at 5:00 p.m. (Eastern Standard Time) on 31 December 2010, when all of the Series A Preferred Shares then outstanding shall automaticallyconvert into Ordinary Shares in accordance with the provisions of Article 174.
170	Dividends
170.1	Commencing on the Initial Conversion Date, the Series A Preferred Shares shall pay an annual dividend at the rate of five percent (5%) of the Stated Value of the Series A Preferred Shares per annum, accruing from the Issuance Date and payable upon the conversion of such Series A Preferred Shares. Such dividend shall be payable only in the form of additional Ordinary Shares, calculated for such purposes by dividing the amount of the dividend payable on the applicable Conversion Date by 100% of the Conversion Price of the Ordinary Shares on such Conversion Date. Dividends shall be cumulative from the Issuance Date or the last dividend payment date for which accumulated dividends were paid, whichever is later.
170.2	Except as aforesaid or as otherwise approved by the Directors, no other dividend shall be payable in respect of the Series A Preferred Shares; provided, that no cash dividends or distributions shall be declared or paid or set apart for payment on the Ordinary Shares or any other any other Class of securities which is specifically designated as junior or pari passu to the Series A Preferred Shares unless such the cash dividend or distribution is likewise declared, paid or set apart for payment on the Series A Preferred Shares.

171	The Company shall reserve not less than 140,000,000 shares of its authorized but unissued Ordinary Shares for issuance upon conversion of the Series A Preferred Shares (including any shares that may be issuable in connection with the adjustment provisions of Article 175), and, thereafter, the number of authorized but unissued Ordinary Shares so reserved shall at all times be sufficient to provide for the full conversion of all of the Series A Preferred Shares (including any shares that may be issuable in connection with the adjustment provisions of Article 175) outstanding at the current Conversion Price thereof, and any adjustments to such Conversion Price.
172	All Series A Preferred Shares shall rank (i) senior to the Ordinary Shares and any other Class of securities which is specifically designated as junior to the Series A Preferred Shares; (ii) pari passuwith any other Class or series of Preferred Shares of the Company hereafter created by the Directors specifically ranking, by its terms, on parity with the Series A Preferred Shares (the “pari passu securities”); and (iii) junior to any (A) Indebtedness, or (B) other Class or series of Preferred Shares or other shares of the Company hereafter created by the Directors specifically ranking, by its terms, senior to the Series A Preferred Shares, in each case as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.
173	In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the shareholders of the Company shall be made in the following manner:
173.1	After payment or provision for payment of any distribution on any Class or series of Preferred Shares or shares of the Company hereafter created by the Directors specifically ranking, by its terms, senior to the Series A Preferred Shares, the Holders of the Series A Preferred Shares shall be entitled to receive, on a pari passu basis with the holders of the pari passu securities, and prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Ordinary Shares or other junior securities by reason of their ownership of such shares, an amount equal to the sum of (x) One Thousand Dollars ($1,000.00) for each Series A Preferred Share then held by them (the “Initial Series A Liquidation Preference Price”), and (y) an amount equal to all unpaid dividends on the Series A Preferred Shares, if any. If upon the occurrence of a liquidation, dissolution or winding up of the Company, or any Sale Event, the assets and funds thus distributed among the holders of the Series A Preferred Shares and the pari passu securities shall be insufficient to permit the payment to such holders of the full liquidation preference amount based on the Initial Series A Liquidation Preference Price, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Shares and the pari passu securities in proportion to the preferential amount each such holder is otherwise entitled to receive.
173.2	After setting apart or paying in full the preferential amounts due pursuant to Article 173.1 above, the remaining assets of the Company available for distribution to Shareholders, if any, shall be distributed to the holders of the Series A Preferred Shares and the Ordinary Shares on a pro rata basis, based on the number of Ordinary Shares then held (or issuable, but not yet issued, to them as of such date pursuant to Article 170.1) by each Holder, as though all Series A Preferred Shares had been converted into Ordinary Shares immediately prior to the date of such distribution.
174	Conversion
174.1	On the Initial Conversion Date all, and not less than all, of the Series A Preferred Shares shall automatically and without any further action on the part of any Holder or the Company, commence to convert into Conversion Shares at the Conversion Price then in effect, at the rate of one-sixth (or 16.66%) of the total number of Series A Preferred Shares held by each and every Holder of Series A Preferred Shares as at the Initial Conversion Date, such conversions to be effected on the last Business Day of each month commencing on the Initial Conversion Date and ending on 31 December 2010 (each such date, a “Conversion Date”). As a result of the aforementioned conversion timeline, all of the Series A Preferred Shares issued pursuant to the terms of these Articles and the Acquisition Agreements will be fully converted into Conversion Shares on 31 December 2010. Such conversions shall be effected by means of the automatic redemption of the relevant Series A Preferred Shares and the automatic issuance of the relevant number of Ordinary Shares issuable upon the conversion thereof.
174.2	Mechanics of Conversion
174.2.1	As at 5:01 p.m. (Eastern Standard Time) on each Conversion Date, the relevant number (as determined pursuant to Article 174.1) of Series A Preferred Shares held by each Holder as at that Conversion Date shall be fully converted into Ordinary Shares in accordance with Article 174.1, shall be redeemed and cancelled, and shall have no further value, whether or not certificates evidencing Series A Preferred Shares shall have been returned to the Company for cancellation. In addition, if the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, and so long as the certificates for such Ordinary Shares do not bear a legend and the Holder thereof is not then required to return such certificate for the placement of a legend thereon (pursuant to the terms of the Acquisition Agreements), the Company shall cause its transfer agent to promptly electronically transmit the Ordinary Shares issuable upon conversion to the Holder by crediting the account of the Holder or its nominee with DTC through its Deposit Withdrawal Agent Commission system (“DTC Transfer”). If the aforementioned conditions to a DTC Transfer are not satisfied, the Company shall promptly deliver as provided above to the Holder physical certificates representing the Ordinary Shares issuable upon conversion. Further, a Holder may instruct the Company to deliver to the Holder physical certificates representing the Ordinary Shares issuable upon conversion in lieu of delivering such shares by way of DTC Transfer. Upon conversion of any Series A Preferred Shares, any accrued but unpaid dividends (whether in cash, Ordinary Shares or otherwise) on such Series A Preferred Shares shall be paid by the Company to the Holders thereof at the time of conversion.
174.2.2	The Company shall pay any and all taxes that may be imposed upon it respect to the issuance of the Ordinary Shares upon the conversion of the Series A Preferred Shares.
174.2.3	If any conversion of Series A Preferred Shares would result in the issuance of a fractional Ordinary Share (aggregating all Series A Preferred Shares being converted on a given Conversion Date), such fractional share shall be rounded up or down to the nearest whole Ordinary Share.
174.2.4	In the case of any dispute with respect to a conversion, the Company shall promptly issue such number of Ordinary Shares in accordance with Article 174.2.1 above as are not disputed. If such dispute involves the calculation of the Conversion Price, and such dispute is not promptly resolved by discussion between the relevant Holder and the Company, the Company and the Holder shall submit their disputed calculations to an independent outside accountant selected by the Directors in good faith (and who shall not be the Auditor) via facsimile within three Business Days of the applicable Conversion Date. The accountant, at the Company’s sole expense, shall promptly audit the calculations and notify the Company and the Holder of the results no later than three Business Days from the date it receives the disputed calculations. The accountant’s calculation shall be deemed conclusive, absent manifest error. The Company shall then issue the appropriate number of Ordinary Shares in accordance with Article 174.2.1.
175	The Conversion Price and the number of Conversion Shares shall be subject to adjustment as follows:
175.1	If the Company at any time subdivides (by any share subdivisions, share dividend, recapitalization, reorganization, reclassification or otherwise) the Ordinary Shares into a greater number of shares, then, after the date of record for effecting such subdivision, the Conversion Shares issuable upon conversion of the Series A Preferred Shares will be proportionately increased and the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time combines (by any consolidation of shares, recapitalization, reorganization, reclassification or otherwise) the Ordinary Shares into a smaller number of shares, then, after the date of record for effecting such combination, the Conversion Shares issuable upon conversion of the Series A Preferred Shares will be proportionately reduced and the Conversion Price in effect immediately prior to such combination will be proportionately increased.
175.2	In case of any consolidation or amalgamation of the Company with, or merger of the Company into any other Company, or in case of any sale or conveyance of all or substantially all of the assets of the Company other than in connection with a plan of complete liquidation of the Company, then as a condition of such consolidation, merger or sale or conveyance, adequate provision will be made whereby each Holder of the Series A Preferred Shares will have the right to acquire and receive upon conversion of the Series A Preferred Shares in lieu of the Ordinary Shares immediately theretofore issuable upon the conversion of the Series A Preferred Shares (including dividends of Ordinary Shares), such shares, securities or assets as may be issued or payable with respect to or in exchange for the number of Ordinary Shares theretofore issuable upon conversion of the Series A Preferred Shares had such consolidation, merger or sale or conveyance not taken place. In any such case, the Company will make appropriate provision to insure that the provisions of this Article 175.2 will thereafter be applicable as nearly as may be in relation to any shares or securities thereafter deliverable upon the conversion of the Series A Preferred Shares. The Company will not effect any consolidation, merger or sale or conveyance unless prior to the consummation thereof, the successor Company (if other than the Company) assumes by written instrument the obligations under this Article 175.2 and the obligations to deliver to the Holder of the Series A Preferred Shares such shares, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to acquire.
175.3	In case the Company shall declare or make any distribution of its assets (including cash) to holders of Ordinary Shares as a partial liquidating dividend, by way of return of capital or otherwise, then, after the date of record for determining shareholders entitled to such distribution (on an “as converted” basis, as though all Series A Preferred Shares had been converted into Ordinary Shares (and dividends of Ordinary Shares have been paid thereon) immediately prior to the dividend declaration date), each Holder of Series A Preferred Shares shall be entitled upon conversion of the Series A Preferred Shares, to receive the amount of such assets which would have been payable to the Holder had the Holder been the holder of such Ordinary Shares (issuable upon such conversion, including dividends of Ordinary Shares thereon) on the record date for the determination of shareholders entitled to such distribution.
175.4	If, at any time when any Series A Preferred Shares are issued and outstanding, the Company undertakes a Dilutive Issuance, then immediately upon the Dilutive Issuance, the Conversion Price will be reduced to the price determined by multiplying the Conversion Price in effect immediately prior to the Dilutive Issuance by a fraction, (i) the numerator of which is an amount equal to the sum of (x) the number of Ordinary Shares Deemed Outstanding immediately prior to the Dilutive Issuance, plus (y) the quotient of the aggregate consideration, calculated as set forth in Article 175.5.5, received by the Company upon such Dilutive Issuance divided by the Conversion Price in effect immediately prior to the Dilutive Issuance, and (ii) the denominator of which is the Ordinary Shares Deemed Outstanding immediately after the Dilutive Issuance; provided that only one adjustment will be made for each Dilutive Issuance. No adjustment to the Conversion Price shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.
175.5	For purposes of determining the adjusted Conversion Price, the following will be applicable:
175.5.1	If the Company in any manner issues or grants any warrants, rights or options, whether or not immediately exercisable, to subscribe for or to purchase Ordinary Shares or Convertible Securities (such warrants, rights and options to purchase Ordinary Shares or Convertible Securities are hereinafter collectively referred to in this Article 175.5 as “Options”) and the price per share for which Ordinary Shares is issuable upon the exercise of such Options is less than the Conversion Price on the date of issuance or grant of such Options, then the maximum total number of Ordinary Shares issuable upon the exercise of all such Options will, as of the date of the issuance or grant of such Options, be deemed to be outstanding and to have been issued and sold by the Company for such price per share. For purposes of the preceding sentence, the “price per share for which Ordinary Shares is issuable upon the exercise of such Options” is determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the issuance or granting of all such Options, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of all such Options, plus, in the case of Convertible Securities issuable upon the exercise of such Options, the minimum aggregate amount of additional consideration payable upon the conversion or exchange thereof at the time such Convertible Securities first become convertible or exchangeable, by (ii) the maximum total number of Ordinary Shares issuable upon the exercise of all such Options (assuming full conversion or exchange of Convertible Securities, if applicable). No further adjustment to the Conversion Price will be made upon the actual issuance of such Ordinary Shares upon the exercise of such Options or upon the conversion or exchange of Convertible Securities issuable upon exercise of such Options.
175.5.2	If the Company in any manner issues or sells any other series or Classes of Preferred Shares (other than the Series A Preferred Shares) or any Convertible Securities, whether or not immediately convertible (other than where the same are issuable upon the exercise of Options) and the price per share for which Ordinary Shares are issuable upon such conversion or exchange is less than the Conversion Price on the date of issuance, then the maximum total number of Ordinary Shares issuable upon the conversion or exchange of all such Convertible Securities will, as of the date of the issuance of such Convertible Securities, be deemed to be outstanding and to have been issued and sold by the Company for such price per share. For the purposes of the preceding sentence, the “price per share for which Ordinary Shares is issuable upon such conversion or exchange” is determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the issuance or sale of all such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof at the time such Convertible Securities first become convertible or exchangeable, by (ii) the maximum total number of Ordinary Shares issuable upon the conversion or exchange of all such Convertible Securities. No further adjustment to the Conversion Price will be made upon the actual issuance of such Ordinary Shares upon conversion or exchange of such Convertible Securities.
175.5.3	If there is a change at any time in (i) the amount of additional consideration payable to the Company upon the exercise of any Options; (ii) the amount of additional consideration, if any, payable to the Company upon the conversion or exchange of any Convertible Securities; or (iii) the rate at which any Convertible Securities are convertible into or exchangeable for Ordinary Shares (other than under or by reason of provisions hereunder designed to protect against dilution of the Series A Preferred Shares), the Conversion Price in effect at the time of such change will be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold.
175.5.4	If, in any case, the total number of Ordinary Shares issuable upon exercise of any Option or upon conversion or exchange of any Convertible Securities is not, in fact, issued and the rights to exercise such Option or to convert or exchange such Convertible Securities shall have expired or terminated, the Conversion Price then in effect will be readjusted to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination (other than in respect of the actual number of Ordinary Shares issued upon exercise or conversion thereof), never been issued.
175.5.5	If any Ordinary Shares, Options or Convertible Securities are issued, granted or sold for cash, the consideration received therefor for purposes hereof will be the amount received by the Company therefor, before deduction of reasonable commissions, underwriting discounts or allowances or other reasonable expenses paid or incurred by the Company in connection with such issuance, grant or sale. In case any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration part or all of which shall be other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Market Price thereof as of the date of receipt. In case any Ordinary Shares, Options or Convertible Securities are issued in connection with any acquisition, merger or consolidation in which the Company is the surviving Company, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving Company as is attributable to such Ordinary Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined in good faith by the Directors.
175.6	Notwithstanding anything contained to the contrary in this Article 175, no adjustment to the Conversion Price or Conversion Shares pursuant to this Article 175 will be made:
175.6.1	upon the issuance of Ordinary Shares or Options or Convertible Securities to eligible Persons pursuant to any “incentive” or “qualified” share or option plan duly adopted by the Directors of the Company and its shareholders, subject to compliance with the terms of any limitations on Options issued or issuable to the executive employees, consultants and other Persons; or
175.6.2	upon the issuance of Ordinary Shares issuable upon the exercise of Options or conversion of any Convertible Securities that are outstanding as of the date of filing of these Articles, including, without limitation, the Series A Preferred Shares or any other securities issued pursuant to the Acquisition Agreements; or
175.6.3	the issuance of Series A Preferred Shares as pay-in-kind dividends with respect to the Series A Preferred Shares;
175.6.4	the issuance of Ordinary Shares, Convertible Securities or Options to financial institutions, lessors or vendors in connection with commercial credit or service arrangements, equipment financings or similar transactions, all approved by the Directors in good faith;
175.6.5	the issuance of Ordinary Shares, Convertible Securities or Options to provide financing to consummate any acquisition of the assets, securities or business of any other Person pursuant to the Acquisition Agreements; or
175.6.6	the issuance of Ordinary Shares, Convertible Securities or Options as full or partial consideration in connection with the consummation of any acquisition of the assets, securities or business of any other Person that is approved by the Directors pursuant to the Acquisition Agreements.
175.7	Upon the occurrence of any event which requires any adjustment of the Conversion Price, then, and in each such case, the Company shall give notice thereof to the Holders of the Series A Preferred Shares, which notice shall state the Conversion Price resulting from such adjustment and the increase or decrease in the number of Conversion Shares purchasable at such price upon exercise, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Such calculation shall be certified by the Chief Financial Officer of the Company.
175.8	No adjustment of the Conversion Price shall be made in an amount of less than 1% of the Conversion Price in effect at the time such adjustment is otherwise required to be made, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which, together with any adjustments so carried forward, shall amount to not less than 1% of such Conversion Price.
175.9	No fractional Ordinary Shares are to be issued upon the conversion of the Series A Preferred Shares, but such fractional share shall be rounded up or down to the nearest whole Ordinary Share.
176	In case at any time:
176.1	the Company shall declare any dividend upon the Ordinary Shares payable in shares of any Class or make any other distribution (including dividends or distributions payable in cash out of retained earnings) to the holders of the Ordinary Shares;
176.2	the Company shall offer for subscription pro rata to the holders of the Ordinary Shares any additional shares of any Class;
176.3	there shall be any capital reorganization of the Company, or reclassification of the Ordinary Shares, or consolidation, amalgamation or merger of the Company with or into, or sale of all or substantially all its assets to, another Company or entity; or
176.4	there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;
then, in each such case, the Company shall give to the Holders of the Series A Preferred Shares (a) notice of the date on which the books of the Company shall close or a record shall be taken for determining the holders of Ordinary Shares entitled to receive any such dividend, distribution, or subscription rights or for determining the holders of Ordinary Shares entitled to vote in respect of any such reorganization, reclassification, consolidation, amalgamation, merger, sale, dissolution, liquidation or winding-up and (b) in the case of any such reorganization, reclassification, consolidation, amalgamation, merger, sale, dissolution, liquidation or winding-up of the Company, notice of the date (or, if not then known, a reasonable approximation thereof by the Company) when the same shall take place. Such notice shall also specify the date on which the holders of Ordinary Shares shall be entitled to receive such dividend, distribution, or subscription rights or to exchange their Ordinary Shares for shares or other securities or property deliverable upon such reorganization, reclassification, consolidation, amalgamation, merger, sale, dissolution, liquidation, or winding-up, as the case may be. Such notice shall be given at least thirty (30) days prior to the record date or the date on which the Company’s books are closed in respect thereto. Failure to give any such notice or any defect therein shall not affect the validity of the proceedings referred to in this Article 176.

177 Voting Rights

177.1	Holders of the Series A Preferred Shares shall vote together as a separate class on all matters which impact the rights, value or conversion terms, or ranking of the Series A Preferred Shares as provided in Article 179.
177.2	Holders of the Series A Preferred Shares shall vote on an “as converted” basis, together as a single class, with the Ordinary Shares, on all matters requiring the approval, ratification or consent of holders of Ordinary Shares of the Company.
178	Redemption of Series A Preferred Shares
178.1	Notwithstanding anything to the contrary contained herein, in the event and to the extent that any one or more parties to the Acquisition Agreements are unable to effect timely deliveries of such financial statements, appraisals or other documents required to be delivered following the Closing Date pursuant to such Acquisition Agreements, then, on or before the Initial Conversion Date, the Company may elect (but shall not be obligated) to rescind, ab initio, any one or more of the acquisitions of the assets and properties of any such Stillwater Funds or the Wimbledon Funds contemplated by the relevant Acquisition Agreement(s).
178.2	In the event that the Company shall elect to effect any one or more rescissions referred to in Article 178.1, it shall deliver to the applicable Stillwater Fund(s) or Wimbledon Fund(s), all certificates and instruments of transfer legally required to transfer back to such Stillwater Fund(s) or Wimbledon Fund(s) all assets and properties acquired, and all liabilities assumed by the Company or its Subsidiary on the applicable closing date under the Acquisition Agreement, so that the relevant Persons are, to the extent possible, in the position they were in prior to entering into the applicable Acquisition Agreement. Upon consummation of such transfers, and without any further action on the part of any Holder(s) thereof, all Series A Preferred Shares previously issued to the applicable Stillwater Fund(s) or Wimbledon Fund(s) or their partners or shareholders (as the case may be), shall be redeemed for no consideration and shall be treated as cancelled.
179	The Company shall not, without first obtaining a Special Resolution of the Holders, voting or consenting as a separate Class, given in person or by proxy, make any amendment or modification to these Articles in any manner which has or could reasonably be expected to have an adverse effect on the rights, privileges and designations of the Series A Preferred Shares.
180	If any Series A Preferred Shares are converted or redeemed pursuant to these Articles, the shares so converted or redeemed shall be treated as cancelled and shall return to the status of authorized, but unissued preferred shares of no designated series, and shall not be issuable by the Company as Series A Preferred Shares.
181	Upon receipt by the Company of (i) evidence of the lost, theft, destruction or mutilation of any Series A Preferred Shares certificate(s) and (ii) (y) in the case of loss, theft or destruction, indemnity (without any bond or other security) reasonably satisfactory to the Company, or (z) in the case of mutilation, the Series A Preferred Shares certificate(s) (surrendered for cancellation), the Company shall execute and deliver new Series A Preferred Shares certificate(s) of like tenor and date. However, the Company shall not be obligated to reissue such lost, stolen, destroyed or mutilated Series A Preferred Shares certificate(s) if the Holder contemporaneously requests the Company to convert such Series A Preferred Shares.
182	Any provision contained in Articles 170 through 182 and any right of the Holders of Series A Preferred Shares granted hereunder may be waived as to all Series A Preferred Shares (and the Holders thereof) upon the written consent of the Majority Holders, unless a higher percentage is required herein or by Statute, in which case the consent of the Holders of not less than such higher percentage of Series A Preferred Shares shall be required.

PROXY

C/O MAPLES CORPORATE SERVICES LIMITED
P.O. BOX 309, UGLAND HOUSE
GRAND CAYMAN, KY 1-1104
CAYMAN ISLANDS

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ASIA SPECIAL SITUATION ACQUISITION CORP.

The undersigned appoints Dr. Gary T. Hirst and Michael Hlavsa, and each of them, with full power to act without the others, as proxies, each with the power to appoint a substitute, for the undersigned in connection with the Extraordinary General Meeting of Shareholders (the “Meeting”) of Asia Special Situation Acquisition Corp. to be held on January 19, 2010, or any postponement or adjournment thereof. The undersigned hereby authorizes each of such proxies to represent the undersigned at the Meeting and to vote, as designated on the reverse side, all of our ordinary shares which are held of record by the undersigned on the record date for the Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED ON THE REVERSE SIDE. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS NUMBERED 1 THROUGH 9 ON THE REVERSE SIDE. OUR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

IF YOU WISH TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (A) VOTE AGAINST PROPOSAL 1 (THE ACQUISITION PROPOSAL), (B) DEMAND THAT ASSAC CONVERT ALL OF YOUR SHARES INTO CASH BY MARKING THE APPROPRIATE SPACE ON THE PROXY CARD, AND (C) PROVIDE PHYSICAL OR ELECTRONIC DELIVERY OF YOUR ASSAC STOCK CERTIFICATES PRIOR TO THE MEETING.

(Continued and to be signed on reverse side)

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED BELOW. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS NUMBERED 1 THROUGH 9 BELOW. THE BOARD OF DIRECTORS OF ASIA SPECIAL SITUATION ACQUISITION CORP. RECOMMENDS A VOTE “FOR” EACH OF SUCH PROPOSALS. IF YOU WISH TO EXERCISE YOUR REDEMPTION RIGHTS AND DEMAND THAT WE CONVERT ALL OF YOUR ORDINARY SHARES INTO A PRO RATA PORTION OF THE TRUST ACCOUNT, PLEASE FOLLOW THE INSTRUCTIONS SET FORTH AT THE BOTTOM OF THIS PAGE.

The Meeting will be held at 10:00 a.m. New York time, on January 19, 2010, at the offices of Hodgson Russ LLP, at 1675 Broadway, 24th Floor, New York, New York 10036, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1. By ordinary resolution that (a) the Stillwater Agreements, pursuant to which recently formed subsidiaries of ASSAC will acquire the assets and liabilities or equity interests of various pooled investment vehicles managed by Stillwater Capital Partners, Inc. and/or its affiliates, (b) the Amalphis Agreement, pursuant to which ASSAC will acquire an 81.5% controlling interest in Amalphis Group, Inc., together with convertible preferred stock of an unrelated public company owned by Amalphis, (c) the Wimbledon Agreements, pursuant to which a recently formed subsidiary of Allied Provident Insurance, Inc. will acquire the assets and investments of various pooled investment vehicles managed by Weston Capital Management, LLC, and (d) the Northstar Agreement, pursuant to which ASSAC will acquire Northstar Group Holdings, Ltd., be approved (“Proposal 1” or the “Acquisition Proposal” ).	FOR ☐	AGAINST ☐	ABSTAIN ☐
2. By ordinary resolution that the potential repurchase of ASSAC ordinary shares from, or entry into one or more purchase or similar agreements with, any one or more of our shareholders in connection with the acquisition and related transactions be approved (“Proposal 2” or the “Repurchase Proposal”).	FOR ☐	AGAINST ☐	ABSTAIN ☐
3. By ordinary resolution that the issuance of ordinary shares, preferred shares, options, warrants and/or convertible securities in connection with the acquisition and related transactions that would result in an increase in the number of our potentially outstanding ordinary shares by more than 20% be approved (“Proposal 3” or the “Securities Issuance Proposal”).	FOR ☐	AGAINST ☐	ABSTAIN ☐
4. By ordinary resolution that an increase of the Company’s authorized ordinary shares from 50,000,000 ordinary shares of $0.0001 par value each to 350,000,000 ordinary shares of $0.0001 par value each and an increase in the number of the Company’s authorized preferred shares to 10,000,000 preferred shares of $0.0001 par value each be approved (“Proposal 4” or the “Increased Capital Proposal”).	FOR ☐	AGAINST ☐	ABSTAIN ☐
5. By ordinary resolution that the election of Dr. Gary Hirst, Arie Jan van Roon, Leonard de Waal, Arie Bos, Keith Laslop, Marshall Manley, Michael Kantor and Jack Doueck as members of the board of directors of ASSAC upon consummation of the transactions contemplated by the Acquisition Proposal be approved and ratified (“Proposal 5” or the “Board of Directors Proposal”). To withhold for any individual nominees, write such nominees in the following space. Exceptions: _____________________________.	FOR ALL ☐	WITHHOLD FOR ALL ☐	EXCEPTIONS ☐
6. By special resolution that the corporate name of ASSAC be changed to “Gerova Financial Group, Ltd.” (“Proposal 6” or the “Name Change Proposal”).	FOR ☐	AGAINST ☐	ABSTAIN ☐

7. By special resolution that the Memorandum and Articles of Association currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association of the Company, to be effective upon the Closing (as defined below), to, among other things: (a) provide for the Company’s perpetual existence; (b) provide for the election of directors to serve for staggered three year terms; and (c) remove other blank check company restrictions (“Proposal 7” or the “Amendment Proposal”).	FOR ☐	AGAINST ☐	ABSTAIN ☐
8. By ordinary resolution that any adjournment or postponement of the Meeting to a later date or dates if necessary for the purpose of soliciting additional proxies if there are insufficient votes at the time of the Meeting be approved (“Proposal 8” or the “Adjournment and Postponement Proposal”).	FOR ☐	AGAINST ☐	ABSTAIN ☐
9. By ordinary resolution that the transaction of such other business as may properly come before the Meeting or any adjournment or postponement thereof be approved (“Proposal 9” or the “Other Matters Proposal”).	FOR ☐	AGAINST ☐	ABSTAIN ☐
If you voted “AGAINST” Proposal 1 and you hold our ordinary shares issued in our initial public offering, you may exercise your redemption rights and demand that we convert all of your ordinary shares into a pro rata portion of the trust account by marking the “I Hereby Exercise My Redemption Rights” box to the right. If you exercise your redemption rights and the Closing occurs, you will be exchanging all of your ordinary shares of our company for cash and will no longer own your ordinary shares. You will only be entitled to receive cash for your ordinary shares pursuant to this redemption if the Closing occurs and you continue to beneficially own your ordinary shares through the Closing date. Failure to (a) vote against Proposal 1, (b) check the “I Hereby Exercise My Redemption Rights” box to the right and (c) submit this proxy to us prior to the Meeting will result in the loss of your redemption rights. If you wish to exercise your redemption rights, you must tender the certificates evidencing your ordinary shares to the Company before the Meeting by delivering your share certificates in accordance with the delivery instructions in the proxy statement.	☐ I HEREBY EXERCISE MY REDEMPTION RIGHTS

Signature	Signature	Date

Please sign exactly as your name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If the shareholder is a corporation, please sign in the full name of such corporation by an authorized officer. If the shareholder is a partnership or limited liability company, please sign in the full name of such entity by an authorized person.

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead.

You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Board of Directors, “FOR” the Acquisition Proposal, “FOR” the Repurchase Proposal, “FOR” the Securities Issuance Proposal, “FOR” the Increased Capital Proposal, “FOR” the Board of Directors Proposal, “FOR” the Board of Directors Proposal, “FOR” the Name Change Proposal, “FOR” the Amendment Proposal and, if required, “FOR” the Adjournment and Postponement Proposal, and “FOR” the Other Matters Proposal.

You can attend the Meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee in order to vote your shares at the Meeting. That is the only way we can be sure that the broker, bank or nominee has not already voted your ordinary shares.

Shareholders who hold their securities in “street name” through a broker or bank will have the option to authorize their proxies to vote their securities electronically through the Internet or by telephone. As of the date of this proxy statement substantially all outstanding Public Shares are held in street name. If you hold your securities through a broker, bank or other nominee, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee who holds your securities for instructions on how to vote by these methods. Votes submitted at any time prior to the Meeting will be accepted. However, to ensure that your vote is properly counted and to avoid any problems or unforeseen delays, you should submit your vote as early as possible and prior to midnight on the day before the Meeting. After such time, a holder will need to contact his bank, broker or nominee directly to vote or change his vote.

Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions before the time for holding the relevant meeting or before the time for holding any adjourned meeting in accordance with the Amended and Restated Memorandum and Articles of Association of the Company. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

This form of proxy is for use by shareholders only. If the appointer is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

Any alterations made to this form must be initialed by you.